40-33

FRANKLIN TEMPLETON INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

811-05387
Branch 18
Franklin Mutual Series Fund Inc

[redacted]

May 10, 2005

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: In re Mutual Funds Investment Litigation

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional pleadings in the above-mentioned consolidated action, which we previously reported to your office:

Consolidated Class Action Track

1. Class Plaintiffs' Memorandum of Law in Response to Defendants' Omnibus Briefs in Support of Their Motions to Dismiss
2. Lead Plaintiffs' Memorandum of Law in Opposition to the Motions to Dismiss the Consolidated Amended Class Action Complaint by the Franklin-Templeton Defendants, the Calugar Defendants, William N. Post II, Headstart Advisers Ltd., and Ritchie Capital Management, LLC
3. Declaration of Renee L. Karalian in Support of Lead Plaintiffs' Opposition to the Motions to Dismiss the Consolidated Amended Class Action Complaint by the Franklin-Templeton Defendants, the Calugar Defendants, William N. Post II, Headstart Advisers, Ltd., and Ritchie Capital Management, LLC
4. Lead Plaintiffs' Appendix of Unreported Opinions and Authority in Opposition to the Motions to Dismiss the Consolidated Amended Class Action Complaint by the Franklin-Templeton Defendants, the Calugar Defendants, William N. Post II, Headstart Advisers Ltd., and Ritchie Capital Management, LLC

Consolidated Fund Derivative Track

5. Fund Derivative Plaintiffs' Corrected Omnibus Memorandum of Law in Opposition to Motions to Dismiss of Fund Defendants, Broker-Dealer Defendants, and Trader Defendants
6. Fund Derivative Plaintiffs' Opposition to *All* Supplemental Memoranda in the Franklin/Templeton Sub-Track
7. Affidavit of Demet Basar Pursuant to Federal Rule of Civil Procedure 56(f) in Opposition to Fund Defendants' Motion to Dismiss the Fund Derivative Complaints

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel

Encls.

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	)	**MDL No. 1586**
	)	**Case Nos. 04-15861-CBB**
	)	**04-15862-AMD**
	)	**04-15863-JFM**
[All Tracks]	)	**04-15864-CBB/JFM**

CLASS PLAINTIFFS' MEMORANDUM OF LAW IN RESPONSE TO DEFENDANTS' OMNIBUS BRIEFS IN SUPPORT OF THEIR MOTIONS TO DISMISS

MILBERG WEISS BERSHAD & SCHULMAN LLP
David J. Bershad
One Pennsylvania Plaza, 49th Floor
New York, NY 10119
Telephone: (212) 594-5300
Fax: (212) 868-1229

BERNSTEIN LITOWITZ BERGER & GROSSMANN, LLP
Alan Schulman
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
Telephone: (858) 793-0070
Fax: (858) 793-0323

Co-Chairs of Plaintiffs' Steering Committee

TYDINGS & ROSENBERG LLP
John B. Isbister, Fed. Bar No. 00639
100 East Pratt Street, 26th Floor
Baltimore, MD 21202
Telephone: (410) 752-9700
Fax: (410) 727-5460

Liaison Counsel for Plaintiffs

TABLE OF CONTENTS

Page

TABLE OF AUTHORITIES

Page(s)

FEDERAL CASES

STATE CASES

UNREPORTED CASES

FEDERAL STATUTES

I. INTRODUCTION

These cases allege an unprecedented series of deceptive practices and business deals to defraud long-term mutual fund investors out of over a billion dollars. Defendants used secret arrangements, deceptive trading practices, conflicts of interest and breaches of duty to exploit arbitrage opportunities to siphon off long-term investors' returns, and then concealed these activities from the long-term investors.

The market timing schemes alleged in the Complaints required the direct and substantial participation of three different groups of defendants: First, the various parties who controlled the investment policies and practices of the mutual funds themselves (the "Fund Defendants"), had to make their funds available for timing; but only to select customers, the "Trader Defendants." The Trader Defendants were provided opportunities that other investors could not be given -- if all investors were free to time their trades, long-term returns on fund investments would be decimated by timing, long-term investors would refuse to continue investing in funds, and there would be no long-term investor profits for timers to siphon. To entice the Fund Defendants to provide these opportunities, the Trader Defendants used connections, or offered substantial business as a *quid pro quo* for the Fund Defendants. And the "Broker Defendants" made it all happen. They used their connections with the Fund Defendants to negotiate market timing arrangements and execute timing trades on behalf of the Trader Defendants – all hidden from the investing public and often made "after hours" – and provided necessary technical and financial advantages to the Trader Defendants. To hide the schemes from the investing public, the Fund Defendants violated the securities laws by omitting disclosure of their market timing arrangements in offering documents. And all profited handsomely at the expense of plaintiffs in this action – the ordinary long-term investors.

In typical securities cases, plaintiffs suffer damage when an issuer's misstatements or omissions cause stock prices to reach artificially inflated levels and a corrective disclosure then causes a drop in stock price. In these market timing cases, by contrast, the losses suffered by investors were (i) directly caused by the activities of not only the Fund Defendants, but also of the Trader Defendants and Broker Defendants, (ii) not necessarily linked to specific misrepresentations, but rather to investors' lack of knowledge of the market timing schemes, and (iii) not sharp and sudden in connection with corrective disclosures, but rather were slow and gradual well before any corrective disclosures. Distinguishing this from a garden variety securities case is critical to evaluate the arguments that defendants present in their multiple motions to dismiss.[1] Defendants try to fit a square peg into a round hole, misapplying doctrines developed in garden variety securities cases to this case, where the wrongdoing and damage are fundamentally different. But the federal securities laws are not so constrained.

The Supreme Court has cautioned that fraudulent schemes vary, and fraudulent acts do not go unremedied merely because the perpetrators contrived a novel form of deception:

> [I]t [is not] sound to dismiss a complaint merely because the alleged scheme does not involve the type of fraud that is "usually associated with the sale or purchase of securities." We believe that § 10(b) [of the Securities and Exchange Act of 1934 ("Exchange Act")] and [SEC] Rule 10b-5 **prohibit *all* fraudulent schemes in connection with the purchase or sale of securities, whether the artifices employed involve a garden type variety of fraud, or present a unique form of deception.**

Superintendent of Ins. v. Bankers Life & Cas. Co., 404 U.S. 6, 11 n.7 (1971) (emphasis added). As the Fourth Circuit recently recognized in *Miller v. Asensio & Co.*, 364 F.3d 223, 231 (4th Cir. 2004), the Supreme Court directs that the securities laws be read flexibly, not technically and

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1 This brief responds to arguments made in the three omnibus briefs in support of defendants' motions to dismiss. The particularized allegations contained in each complaint (referred to herein as "Complaints") will be addressed in separate supplemental briefs.

restrictively, so that a cause of action exists for any plaintiff who suffers an injury as a result of deceptive practices touching on the sale or purchase of securities. Moreover, as expressed in the legislative history of the federal securities laws and stressed by Judge Harmon in *Enron,* "private securities litigation is an indispensable tool with which defrauded investors can recover their losses" and private lawsuits "promote public and global confidence in our capital markets and help to deter wrongdoing and to guarantee that corporate officers, auditors, directors, lawyers and others properly perform their jobs." *In re Enron Corp. Sec., Derivative & ERISA Litig.*, 235 F. Supp. 2d 549, 593 (S.D. Tex. 2002) (citation omitted).

Because the securities laws are sufficiently broad to provide recoveries for plaintiffs and Class members, who have sufficiently pled each element of their claims, the motions to dismiss should be denied.

II. THE BASICS OF THE MARKET TIMING AND LATE TRADING SCHEMES

A. Market Timing

Market timing is the frequent buying and selling of mutual fund shares to exploit any lag between changes in the value of the fund's portfolio of securities and the reflection of that change in a mutual fund's share price. Mutual funds generally calculate the net asset value ("NAV," which determines the price an investor pays per share) once at the end of the business day, using the prices of the funds' underlying securities as of the 4:00 p.m. ET close of the New York Stock Exchange ("NYSE"). As a result, NAV often does not reflect all available market information, resulting in "stale" prices. The market timing strategies used by the Trader Defendants exploited "arbitrage" opportunities in the pricing of mutual funds; therefore, the long-term investment performance of target funds – the performance to which ordinary investors look – was immaterial to the Trader Defendants.[2]

Timing principally causes harm to long-term shareholders by diluting these shareholders' returns. By investing on days that they anticipate upward market trends, market timers allocate for themselves profits that would otherwise have been shared among long-term shareholders. Similarly, by selling off fund shares on days where downward trends are anticipated, timers avoid their share of the losses, making long-term shareholders bear these losses disproportionately. These misallocated profits and losses bear directly on the NAV of the funds. *See, e.g.*, Strong ¶¶78-82.

In addition, because market timing involves repeated and rapid trading, long-term investors were damaged by the payments to fund affiliates of improper fees, increased trading and brokerage costs, and increased tax liabilities. Moreover, market timing disrupted fund managers' investment strategies (and investors' returns), as managers who needed to "hedge" against market timing and retain sufficient cash to redeem market timers' shares held investments in cash or other securities where liquidity was more important than long-term returns.

2 For example, certain international funds provided an opportunity for "time zone arbitrage" because the funds used the closing prices in foreign markets to price shares of foreign companies, notwithstanding that the foreign markets closed many hours before the 4:00 p.m. ET closing of the NYSE. As a result, the foreign share prices used in determining the fund's NAV did not reflect events or information that first became known after the close of the foreign market. *See, e.g.,* Putnam ¶67 (description of how market timing can work with respect to international funds). The individual complaints will be designated, *e.g.*, Putnam ¶__.

However, market timing opportunities are not limited to mutual funds holding foreign investments, but also arise in mutual funds containing other (often illiquid) securities such as high-yield bonds or small capitalization stocks. Indeed, the Trader Defendants could even profitably time domestic large cap funds because the prices of individual stocks held by the fund frequently lag slightly behind general market movements. *See, e.g.*, MFS ¶113.

While damages are appropriate for expert analysis at a later stage in the litigation, one study values the losses to long-term investors by market timing at $4-5 billion a year (*see, e.g.*, Janus ¶88).

B. Late Trading

Certain Defendants also engaged in late trading, the practice of placing orders to buy or sell mutual fund shares after 4:00 p.m. ET, but receiving the price based on the prior NAV already determined as of 4:00 p.m. that same day. Late trading enables the trader to profit from knowledge of market-moving events that occur after 4:00 p.m. and are not reflected in that day's fund share price.

Late trading is not only fraudulent; it is illegal *per se*. Under Rule 22c-1 [17 C.F.R. § 270.22c-1] promulgated under the Investment Company Act of 1940, 15 U.S.C. §§ 80a-1 *et seq*. ("ICA"), a purchase or redemption order must be priced based on the fund's NAV *next computed* after receipt of the order. Otherwise, the Trader Defendants would be able to dilute long-term investors' returns by purchasing fund shares at price's not available to long-term investors.

As alleged in the Complaints, the Broker Defendants participated in concealing late trading by permitting favored customers to place ***conditional*** trades before 4:00 p.m. with the option of ***canceling*** or ***confirming*** the trades after 4:00 p.m. In other instances, Trader Defendants were permitted by both certain Broker Defendants and certain Fund Defendants routinely to ***submit two orders*** for fund purchases before the order deadline (one to buy and one to sell) and then to ***cancel one after hours***. Certain of the Fund Defendants allowed trades to be submitted late, knowing or recklessly disregarding the fact that the purchase orders were not entered before the trading deadline; certain of the Broker Defendants also ***altered records*** to conceal that orders were either confirmed or canceled after the trading deadline.

Several defendants, such as Canary and Bank of America, even used or installed special equipment allowing traders to engage in market timing and late trading. Indeed, Bank of America provided Canary with an electronic trading system that permitted Canary to trade as late as 8:30 p.m. ET. Similarly, certain Trader Defendants had access to a system that allowed trading as late as 5:30 p.m. ET, and with the assistance of certain Broker Defendants, they were able to ***disable the time stamp function*** on the trading platform to ensure that there was no record of any late trades. At the very minimum, the Complaints allege with the requisite particularity, the effect of such practices on the market, with the funds secretly giving deceptive advantages to defendants not shared by others, ultimately resulting in the dilution of shares, increased administrative fees, and improper management of the funds.

III. ARGUMENT

In considering defendants' motions to dismiss, the Court must presume that the allegations of the Complaint are true, read the Complaint as a whole, and give plaintiffs the benefit of every favorable inference that can be drawn from their allegations. *See Scheuer v. Rhodes*, 416 U.S. 232, 236 (1974); *Mylan Lab., Inc. v. Matkari*, 7 F.3d 1130, 1134 (4th Cir. 1993). A motion to dismiss tests only the sufficiency of the complaint; importantly, it does not resolve contests surrounding the facts, the merits of a claim, or the applicability of defenses. *See Republican Party v. Martin*, 980 F.2d 943, 952 (4th Cir. 1992).[3]

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[3] These long-standing principles are not altered by the pleading requirements of Federal Rule of Civil Procedure 9(b), or by the Private Securities Litigation Reform Act of 1995 ("PSLRA") (codified in part at 15 U.S.C. §§ 77z-1, 78u), which apply only to certain claims asserted in these actions. *See No. 84 Employer-Teamster Joint Council Pension Trust Fund v. Am. W. Holding Corp.*, 320 F.3d 920, 946 (9th Cir. 2003) ("In this era of corporate scandal, when insiders manipulate the market with the complicity of lawyers and accountants, we are cautious to raise the bar of the PSLRA any higher than that which is required under its mandates"). "While Congress unquestionably strengthened the pleading standard for securities fraud [under the Exchange Act], the [PSLRA] would hardly serve its purpose 'to protect

A. The Complaints Sufficiently Allege Claims Under The Exchange Act

To state a claim under § 10(b) of the Exchange Act and SEC Rule 10b-5, plaintiffs must allege that, (1) in connection with the purchase or sale of securities; (2) defendants either (a) employed a device, scheme, or artifice to defraud; (b) made an untrue statement of a material fact or failed to state a material fact that was necessary to prevent the statements that were made from being misleading under the circumstances; or (c) engaged in an act, practice, or course of business that operated as a fraud or deceit upon the plaintiff; (3) defendants acted with scienter; (4) plaintiffs relied upon the misstatement or omission or lack of a fraudulent scheme; and (5) defendants' conduct proximately caused plaintiffs' losses. 15 U.S.C. § 78j(b); 17 C.F.R. § 240.10b-5. Plaintiffs have successfully pleaded each of these elements as to all defendants.

1. Both Class Members Who Purchased Before And Class Members Who Purchased During The Class Periods Have A Private Right Of Action Under § 10(b)

There is no dispute that class members who purchased mutual fund shares during the Class Periods have a private cause of action under § 10(b). *Superintendent of Ins.*, 404 U.S. at 13 n.9. As to holders (*i.e.*, those who purchased shares before the Class Period and held shares during the Class Period), however, the defendants take inconsistent positions. On the one hand they argue that because the holders' claims are "in connection with the purchase or sale" of securities, the holders' state law claims are barred under the Securities Litigation Uniform

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investors and maintain confidence in the securities markets' were it to become a choke-point for meritorious claims." *Helwig v. Vencor, Inc.*, 251 F.3d 540, 553 (6th Cir. 2001) (citation omitted). Further, although the PSLRA requires some precision in alleging facts, it does not require a plaintiff to set forth facts that defendants exclusively possess because of the lack of discovery. *See Keeney v. Larkin*, 306 F. Supp. 2d 522, 528 (D. Md. 2003).

Standards Act ("SLUSA") (Fund Omn. at 46);[4] on the other hand, they argue that "plaintiffs cannot state a claim on behalf of holders because the private remedy under Section 10(b) is 'directed at fraud 'in connection with the purchase or sale' of securities' and does not allow recovery for those who sustain harm by virtue of holding the securities they previously purchased." Fund Omn. at 18-19 (citing *Blue Chip Stamps v. Manor Drug Stores,* 421 U.S. 723 (1975)).

In any event, *Blue Chip Stamps* is not as broad as defendants represent. *Blue Chip Stamps* held only that a private right of action under § 10(b) is not available to one who neither purchased nor sold a security, but claims he would have purchased but for an overly pessimistic prospectus. *Blue Chip Stamps,* 421 U.S. at 726, 743. "None of the plaintiffs in *Blue Chip* actually purchased any of the stock. Thus, the plaintiffs were complaining about a transaction that never occurred; no securities or compensation ever changed hands." *Clapsaddle v. Telscape Int'l,* 50 F. Supp. 2d 1086, 1089 (D.N.M. 1998).

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4 As Judge Motz suggested in discussing SLUSA preemption, one way to satisfy an "in connection with the purchase or sale" element is "to focus upon the late trades and market-timed transactions allegedly permitted by the mutual funds and engaged in by the hedge funds." *See In re Mut. Funds Inv. Litig.*, 320 F. Supp. 2d 352, 355 (D. Md. 2004) ("*Remand Opinion*"). "The late trades and market-timed transactions involved 'the purchase or sale of a covered security' and, according to the facts alleged by plaintiffs, were 'manipulative and deceptive.'" *Id.*

The *Remand Opinion* suggestion is consistent with the Supreme Court's "flexibl[e]" interpretation of § 10(b)'s "in connection with the purchase or sale of any security" element. *SEC v. Zandford,* 535 U.S. 813, 819 (2002). In *Zandford,* the Court interpreted the element to include fraudulent conduct that is *interdependent* with the sale or purchase of securities. *Id.* at 820, 822 (reversing the lower court; holding that the "in connection with" requirement was met because the "securities sales and [the broker's] fraudulent practices were not independent events. . . . It is enough that the scheme to defraud and the sale of securities coincide.").

Zandford's logic applies here because, unlike in *Blue Chip Stamps, see supra,* or most other securities cases, plaintiffs' injuries were incurred primarily when the defendants market timed and late traded, not when the plaintiffs purchased or sold funds. Thus, a purchase or sale by a market timer satisfies the "purchase or sale" element of § 10(b), regardless of whether the claim is brought by an investor who purchased before or during the Class Periods.

Moreover, because the prudential considerations that influenced the *Blue Chip Stamps* opinion do not apply here, *Blue Chip Stamps* should not be extended to bar actions by those who purchased prior to, but not during, the Class Periods. The *Blue Chip Stamps* Court, deciding the case prior to the passage of the PSLRA, was particularly concerned that allowing non-purchaser/non-seller spectators to pursue claims would promote "vexatious litigation" or "strike suits." *Id.* at 742-43. This concern was based on two grounds: (1) defendants might settle cases because of inconvenience and disruption rather than because the cases had merit (*id.* at 740-41); and (2) allowing non-purchaser/non-seller spectators to pursue claims would lead to "hazy factual issues" dependent on oral testimony and speculative damage claims (*id.* at 743).

In 1995, Congress addressed the first concern expressed in *Blue Chip Stamps* when it passed the PSLRA, which contains numerous provisions intended to prevent settlements driven by factors other than the merits of the action. *See* H.R. Conf. Rep. No. 105-803 (1998); H.R. Conf. Rep. 104-369 (1995). *Lander v. Hartford Life & Annuity Ins. Co.*, 251 F.3d 101, 107 (2d Cir. 2001); *see also Helwig*, 251 F.3d at 547-48 (PSLRA's heightened pleading standard "insulates defendants from abusive suits"). As this Court has recognized, these are not abusive suits – there can be no serious dispute that violations occurred causing substantial damages.

Blue Chip Stamps' second concern is also absent in this case. In *Blue Chip Stamps* the Court was troubled that non-purchaser/non-seller claims would be supported primarily by oral testimony that the plaintiffs "would have purchased" or "would have sold." *See Blue Chip Stamps,* 421 U.S. at 742. In contrast, here, all class members' purchases of stock are matters that are "verifiable by documentation, and do not depend upon oral recollection." *See id.*

The *Blue Chip Stamps* Court was further concerned that "a putative plaintiff, who neither purchases nor sells securities but sues instead for intangible economic injury such as loss of a noncontractual opportunity to buy or sell [at issue in *Blue Chip Stamps*], is more likely to be seeking a largely conjectural and speculative recovery in which the number of shares involved will depend on the plaintiff's subjective hypothesis." *Id.* at 734-35. In contrast, here, mutual fund holders who purchased their securities prior to the Class Periods suffered tangible, calculable damages in the same manner as those who purchased during the Class Periods (primarily, the dilution of their investment); and their purchase was not speculative but rather is subject to documentary verification.[5]

The Supreme Court, after *Blue Chip Stamps* and after passage of the PSLRA, has employed similar reasoning in refusing to extend the *Blue Chip Stamps* limitation. In *Wharf (Holdings) Ltd. v. United Int'l Holdings, Inc.*, 532 U.S. 588 (2001), defendant argued that oral contracts for purchase or sale posed the problem of proof similar to that identified in *Blue Chip Stamps*, and thus, should not be the basis for a § 10(b) private cause of action. The Court rejected defendant's argument:

> *Blue Chip Stamps,* however, involved the very different question whether the Act protects a person who did not actually buy securities, but who might have done so had the seller told the truth. The Court held that the Act does not cover such a potential buyer, in part for the reason that Wharf states. But United is not a potential buyer; by providing Wharf with its services, it actually bought the option that Wharf sold. And *Blue Chip Stamps* said nothing to suggest that oral purchases or sales fall outside the scope of the Act. ***Rather, the Court's concern was about "the abuse potential and proof problems inherent in suits by investors who neither bought nor sold, but asserted they would have traded absent fraudulent conduct by others."*** [citation omitted]. ***Such a "potential purchase" claim would rest on facts, including the plaintiff's state of mind, that might be "totally unknown and unknowable to the defendant," depriving the***

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[5] Thus, the Fund Defendants' reliance on *Gurley v. Documation, Inc.*, 674 F.2d 253, 257 (4th Cir. 1982) is misplaced. In *Gurley,* the court held that a "plaintiff who claims he was fraudulently caused to delay the sale of securities lacks standing" under § 10(b). In contrast, here, the harm accrued upon consummation of the securities transactions by the Trader Defendants.

> ***jury of "the benefit of weighing the plaintiff's version against the defendant's version."*** *Blue Chip Stamps, supra,* at 746.

Wharf (Holdings) Ltd., 532 U.S. at 594-95 (emphasis added).[6]

The same reasoning applies here: investors who purchased prior to the Class Periods are not "potential buyer[s]," rather, they "actually bought" the mutual fund securities. *Id.* And *Blue Chip Stamps* said nothing about the situation presented here: actual purchases by plaintiffs, but outside the Class Period. *Cf. Dan River, Inc. v. Icahn,* 701 F.2d 278, 284-85 (4th Cir. 1983) (reversing preliminary injunction because of dispute over whether company was a purchaser or seller during the relevant period). Rather, here, as in *Wharf (Holdings) Ltd.,* the Court's concern about "'the abuse potential and proof problems inherent in suits by investors who neither bought nor sold, but asserted they would have traded absent fraudulent conduct by others'" are not present. 532 U.S. at 595. An actual purchase, even if prior to the Class Periods, "would not create this problem, because both parties would be able to testify as to whether the relevant events had occurred." *Id.*

As expressed by Judge Motz, "Principle, policy, and common sense all appear to dictate that if holders of mutual fund shares suffered dilution of the value of their shares from wrongdoing in a securities market, a national forum should be open to them, regardless of whether or not they purchased or sold shares during the class period, to assure that all who were similarly damaged are similarly treated." *Remand Opinion,* 320 F. Supp. 2d at 356. Judge Motz further suggested: "Thus, even recognition of a federal cause of action under Rule 10(b)(5),

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6 The Sixth Circuit employed similar reasoning in *Mansbach v. Prescott, Ball & Turben,* 598 F.2d 1017, 1030 (6th Cir. 1979): "The pledge at issue in this and like cases, contrariwise [to *Blue Chip Stamps*], is a single concrete event, involves a limited class of persons and a specific amount of securities, and is supported by written documentation, and this lawsuit prays for a precise amount of damages. *Blue Chip* does not counsel against holding that a pledge is a 'purchase or sale' of a security."

which would serve these important federal interests, might well not be barred by *Blue Chip Stamps*."

Defendants cite the recent opinion in *Kircher v. Putnam Funds Trust*, 2005 WL 757255, at *4 (7th Cir. Apr. 5, 2005), which in *dicta* posits that holders lack standing under *Blue Chip Stamps*. That opinion – which ruled on SLUSA preemption and not whether holders had a private cause of action for § 10(b) violations – does not consider the fact that persons who purchased mutual funds before, rather than during, the Class Periods, are still "purchasers," and ***not*** "potential purchasers" under *Blue Chip Stamps*.[7] And the court's *dicta* did not analyze the prudential considerations discussed in *Blue Chip Stamps*, which dictate that *Blue Chip Stamps* should not be extended to this unique context, where the conduct injured persons who purchased before and during the Class Periods in precisely the same manner.

Further, the court's rationale in *Kircher*, that holder claims are not lost because the claims are "left to public enforcement," 2005 WL 757255, at *4, ignores Congress' belief – expressed in the legislative history of the PSLRA and stressed by Judge Harmon in *Enron* – that "private securities litigation is an indispensable tool with which defrauded investors can recover their losses" and that private lawsuits "promote public and global confidence in our capital markets and help to deter wrongdoing and to guarantee that corporate officers, auditors, directors, lawyers and others properly perform their jobs." *Enron*, 235 F. Supp. 2d at 593 (citing Joint Explanatory Statement of the Committee of Conference, Conference Report on Securities Litigation Reform, H.R. Conf. Rep. No. 104-369, at 31 (1995), *reprinted in* 1995 U.S.C.A.N.

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[7] Likewise, that opinion did not consider whether purchases and sales by market timers could satisfy the "purchase or sale" requirement.

730).[8] "The Supreme Court has repeatedly emphasized the deterrent value of [] private rights of action, which 'provide' a most effective weapon in the enforcement' of the securities laws and are a 'necessary supplement to Commission action,'" and "[t]he importance of this tool has been highlighted by recent disclosures of extraordinary corporate misconduct." *Enron*, 235 F. Supp. 2d at 593-94 (citations omitted).

This is not the typical false statement/omission case where a plaintiff suffers damage by holding a stock the day the truth regarding the stock is revealed and the stock price drops. Moreover, this is not a case where plaintiffs who purchased at an artificially inflated price are the only plaintiffs damaged. Because all fund investors were damaged by market timing, regardless of when they made their investment, they all should be allowed to bring Exchange Act claims.[9]

2. The Fund Defendants Are Liable For Making Materially False Statements And Omissions

A § 10(b) claim may be pleaded by alleging á false statement or omission, and/or by alleging a fraudulent scheme. 17 C.F.R. § 240.10b-5(a)-(c); *Ottmann v. Hanger Orthopedic Group, Inc.*, 353 F.3d 338, 342 (4th Cir. 2003). Plaintiffs here plead an omissions case against the Fund Defendants, and a fraudulent scheme case against all defendants.[10]

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8 *See also Remand Opinion*, 320 F. Supp. 2d at 356; *Mut. Shares Corp. v. Genesco, Inc.*, 384 F.2d 540, 546-47 (2d Cir. 1967) ("But we do not regard the fact that plaintiffs have not sold their stock as controlling on the claim for injunctive relief. The complaint alleges a manipulative scheme which is still continuing. While doubtless the Commission could seek to halt such practices, stockholders are also logical plaintiffs to play 'an important role in enforcement' of the Act in this way.")(footnote and citation omitted).

9 If the court should determine that holders may not assert claims under the Exchange Act, it should determine that holders can assert claims under state law. *See Blue Chip Stamps*, 421 U.S. at 738 n.9; section III.E.2., *supra*.

10 Unlike subsection 10b-5(b), which requires a false statement or omission, claims under subsections 10b-5(a) and (c) "are not so restricted." *In re Royal Ahold N.V. Sec. & ERISA Litig.*, 351 F. Supp. 2d 334, 372 (D. Md. 2004) (citing *Affiliated Ute Citizens v. United States*, 406 U.S. 128, 153 (1972)). "Claims for engaging in a fraudulent scheme and for making a fraudulent

Unlike in a typical case where a prospectus simply describes a company and the securities it offers, mutual fund prospectuses uniquely focus on the *investment opportunities* offered by the funds. Here, the Fund Defendants promoted the performance, fee structure and investment features of their funds through their prospectuses. Accordingly, they had a duty to present a "complete and non-misleading" picture of the investments they were offering to the public, including the market timing and/or late trading that they were permitting at investors' expense.

Courts have recognized that "'even absent a duty to speak, a party who discloses material facts in connection with securities transactions assume[s] a duty to speak fully and truthfully on those subjects. . . .' [T]he requirement is not to dump all known information with every public announcement, but ***the law requires an 'actor to provide complete and non-misleading information with respect to the subjects on which he undertakes to speak.'"*** *In re K-Tel Int'l, Inc. Sec. Litig.*, 300 F.3d 881, 898 (8th Cir. 2002) (emphasis added) (internal quotations and citation omitted).

Additionally, "[a] duty to affirmatively disclose 'may arise when there is insider trading, a statute requiring disclosure,' or [ ] 'an inaccurate, incomplete or misleading prior disclosure.'" *City of Monroe Employees Ret. Sys. v. Bridgestone Corp.*, 399 F.3d 651, 669 (6th Cir. 2005) (quoting *In re Digital Island Sec. Litig.*, 357 F.3d 322, 329 n.10 (3d Cir. 2004)). Here, the Fund Defendants were obligated by ICA § 34(b) – in addition to § 10(b) of the Exchange Act – to disclose material information to investors.[11] The serial, incomplete, and inaccurate prospectuses

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statement or omission are thus distinct claims, with distinct elements." *Id.* (quoting *In re Global Crossing, Ltd. Sec. Litig.*, 322 F. Supp. 2d 319, 336 (S.D.N.Y. 2004)).

11 Recognizing the potential for abuse to shareholders, Congress chose to more heavily regulate the mutual fund industry than other types of securities markets, and enacted two

Defendants published also obligated them to speak truthfully and openly about the market timing activities they were allowing in the funds.

Here, until the market timing activity was uncovered, none of the funds disclosed that: (a) they allowed select investors to time their trades, often pursuant to secret agreements with these investors; (b) pursuant to these arrangements, the select investors regularly timed funds; (c) trading by timers not only diluted profits but also was disruptive to the efficient management of the funds and/or increased the funds' costs, thereby harming the funds' actual performance; (d) the amount of compensation paid by the funds to their investment advisors increased substantially because of the increased net assets under management due solely to the illegal market timing funds deposited by the timers with no benefit to long-term investors; and (e) pursuant to these arrangements, the defendants benefited financially at the expense of the ordinary fund investors. *See, e.g.*, MFS ¶98; Alliance ¶¶89-94; Columbia ¶¶85-91; Pilgrim Baxter ¶82.

To make matters worse, some prospectuses specifically addressed market timing, and still omitted that the funds actually allowed select participants to market time, to the detriment of long-term investors. For example, the MFS Complaint alleges that the Prospectuses stated that "The MFS funds do not permit market-timing or other excessive trading practices that may

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statutory schemes – the ICA and the Investment Advisers Act of 1940, 15 U.S.C. §§ 80b-1 *et seq.*, in addition to the Securities Act and Exchange Act, which also cover mutual fund securities. The stringent rules and regulations that cover mutual funds require them to publish information in their Prospectuses relating to, *inter alia*, the returns that the funds have produced, the fees that the funds charge and the type of trading (often including the number of trades per year) that is permitted.

disrupt portfolio management strategies and harm fund performance." MFS ¶94; *see id.* ¶¶92-98.[12]

All the Fund Defendants who were responsible for issuing prospectuses that failed to disclose market timing activities are liable for these omissions. *See Dunn v. Borta,* 369 F.3d 421, 434 (4th Cir. 2004) (defendants directly involved in making misrepresentations held primary participant); *Bielski v. Cabletron Sys.*, 311 F.3d 11 (1st Cir. 2002) (defendants that had access to information contradicting company's public statements, had participated in making fraudulent statements and stock sales, and had signed certain forms held primary participants in fraud); *Enron,* 235 F. Supp. 2d at 549, 588, 590, 692-93 ("when a person, acting alone or with others, creates a misrepresentation [on which the investor-plaintiffs relied], the person can be liable as a primary violator").[13]

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[12] A similar omission was addressed by the Southern District of New York in *SEC v. PIMCO Advisors Fund Mgmt. LLC,* 341 F. Supp. 2d 454 (S.D.N.Y. 2004) ("*PIMCO I*"). There, in the context of a prospectus disclosure that did "not formally prohibit market timing," the court nevertheless found that the statements omitted to state material facts necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. *Id.* at 464. The court explained that even if the market timing arrangement was not "strictly prohibited by the alleged disclosures, the disclosures were clearly misleading *under the circumstances* because they informed investors that the management of the PIMCO Funds would act to protect the interests of long-term investors from market timers at the same time that the Funds were . . . allegedly facilitating an undisclosed market timing arrangement." *Id.*

Moreover, the court found that the alleged misstatements were material, given the multi-billion dollar scale of Canary's trading volume under the market timing agreement, and the alleged admissions that market timing was disruptive. *Id.* at 464-65. The court therefore concluded: "Because the disclosures here could easily be read by a factfinder to strictly limit market timing, and because the Canary arrangement was so out of keeping with the PIMCO Funds' policy against market timing, dismissal of the SEC's misrepresentation claim is inappropriate at this stage of the proceedings." *Id.* at 464.

[13] To the extent any of the Complaints allege false statements or omissions by Fund Defendants who were not directly involved in the issuing of Prospectuses, they may be liable pursuant to the "group pleading" doctrine. Under that doctrine, a court may infer that senior executive officers involved in the company's day-to-day affairs and financial statements were responsible for statements in certain company documents:

a. All Of The Defendants Are Liable For Their Active Participation In The Fraudulent Scheme

The Broker and Trader Defendants (as well as the Fund Defendants) are liable under Rule 10b-5(a), which prohibits employment of a "device, scheme, or artifice to defraud," and Rule 10b-5(c), which prohibits engaging in an "act, practice or course of business which operate[d] or would operate as a fraud or deceit upon any person." As emphasized by the Supreme Court, "§ 10(b) makes it unlawful to use '*any* manipulative or deceptive device or contrivance' in connection with the purchase or sale of any security," *Herman & MacLean v. Huddleston*, 459 U.S. 375, 386 (1983) (emphasis in original). And as Judge Blake observed in *Royal Ahold*, the types of deceptive practices that may give rise to a claim are as limitless as a fraudster's imagination for mischief and "'encompass the use of '*any* device, scheme or artifice,' or '*any*

> In cases of corporate fraud where the false and misleading information is conveyed in prospectuses, registration statements, annual reports, press releases, or other 'group-published information,' it is reasonable to presume that these are the collective actions of the officers. Under such circumstances, a plaintiff fulfills the particularity requirement of Rule 9(b) by pleading the misrepresentations with particularity and where possible the roles of the individual defendants in the misrepresentations.

In re GlenFed, Inc. Sec. Litig., 60 F.3d 591, 593 (9th Cir. 1995) (quoting *Wool v. Tandem Computers, Inc.*, 818 F.2d 1433, 1440 (9th Cir. 1987)); *see also In re Scholastic Corp. Sec. Litig.*, 252 F.3d 63, 76 (2d Cir. 2001) (persons who were primarily responsible for statements liable). Although the Fourth Circuit has not decided whether plaintiffs can rely upon group pleading, many courts acknowledge the doctrine as viable and consistent with Rule 9(b) and the PSLRA. *See Schwartz v. Celestial Seasonings*, 124 F.3d 1246, 1254 (10th Cir. 1997); *Andrews v. Fitzgerald*, 823 F. Supp. 356, 373-74 (M.D.N.C. 1993) (applying group pleading presumption); *Martino-Catt v. E.I. duPont de Nemours & Co.*, 213 F.R.D. 308, 314-15 (S.D. Iowa 2002); *In re Sensormatic Elec. Corp. Sec. Litig.*, 2002 WL 1352427 (S.D. Fla. June 10, 2002); *Tricontinental Indus. v. Anixter*, 215 F. Supp. 2d 942, 946-47 (N.D. Ill. 2002); *In re Raytheon Sec. Litig.*, 157 F. Supp. 2d 131, 152 (D. Mass. 2001); *In re Am. Bank Note Holographics Sec. Litig.*, 93 F. Supp. 2d 424, 442 (S.D.N.Y. 2000); *In re Secure Computing Corp. Sec. Litig.*, 120 F. Supp. 2d 810, 821 (N.D. Cal. 2000); *Griffin v. GK Intelligence Sys.*, 87 F. Supp. 2d 684, 688 (S.D. Tex. 1999). As discussed below, even without the presumption, however, each of the Defendants is liable for its active participation in the fraudulent scheme, and certain Defendants are additionally liable as control persons.

act, practice, or course of businesses used to perpetuate a fraud on investors." 351 F. Supp. 2d at 372 (quoting *Global Crossing*, 322 F. Supp. 2d at 329) (emphasis in original); *see also In re Initial Pub. Offering Sec. Litig.*, 241 F. Supp. 2d 281, 385 (S.D.N.Y. 2003).[14] While the Broker and Trader Defendants expended significant energy briefing the point, plaintiffs have not alleged that these defendants made actionable misrepresentations or omissions under Rule 10b-5(b).

The Complaints allege in great detail how the Broker and Trader Defendants worked together with the Fund Defendants to exploit market timing capacity in the funds. The briefs supporting the individual Complaints will address these allegations in greater detail, but, in sum, the Complaints allege that as competition for market timing capacity among hedge funds and others increased dramatically, market timers relied on, and paid, certain Broker Defendants who became known as "timing" brokers, to arrange for market timing capacity of the funds in exchange for extraordinary fees and commissions. *See, e.g.*, Alger ¶¶124-28; Alliance ¶¶168-79; Columbia ¶¶119-20, 123-26; MFS ¶¶118-31; Strong ¶¶107-09. Indeed, in many cases, the funds themselves worked with the timing brokers so that the brokers could help the traders evade the funds' purported restrictions on timing. *See, e.g.*, Columbia ¶113; Excelsior ¶67; MFS ¶155; Strong ¶¶98-102. With respect to late trading, certain of the Broker Defendants allowed the

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14 The scope of scheme liability under § 10(b) "is quite extensive" and includes "the full range of ingenious devices that might be used to manipulate securities prices." *In re ZZZZ Best Sec. Litig.*, 864 F. Supp. 960, 969, 971 (C.D. Cal. 1994) (quoting *Santa Fe. Indus., Inc. v. Green*, 430 U.S. 462, 476 (1977)). There is no support for the Trader Defendants' attempt (Traders Omn. at 23-24) to limit scheme liability to wash sales, matched orders, or rigged prices. *See, e.g.*, *Enron*, 235 F. Supp. 2d at 589 ("contrary to the arguments of some Defendants, that liability is not limited to the making of a material misstatement or omission, nor to a few very technical forms of manipulation"). Even if such support did exist, defendants' conduct in this case includes the rigging of prices for mutual fund shares through late trading and timed transactions that allowed the defendants to purchase and sell fund shares at prior day's prices.

entry of trades after-hours, and took advantage of disabled time-stamp functions. *See, e.g.*, Alger ¶112; Excelsior ¶67; Federated ¶48; Strong ¶¶94-95.

Scheme liability can, and often does, attach in the absence of actionable misrepresentations or omissions, and can attach to participants in the scheme even where another participant's misrepresentations or omissions are integral to the scheme. *See Zandford,* 535 U.S. 813 (no need for misrepresentations); *Royal Ahold,* 351 F. Supp. 2d at 372 (citing *Affiliated Ute Citizens*, 406 U.S. at 153 (same)); *Enron*, 235 F. Supp. 2d 549 (same); *In re Blech Sec. Litig.*, 961 F. Supp. 569, 583-84 (S.D.N.Y. 1997) (same); *Quaak v. Dexia, S.A.*, 357 F. Supp. 2d 330 (D. Mass. 2005) (quoting *In re Lernout & Hauspie Sec. Litig.*, 236 F. Supp. 2d 161, 173 (D. Mass. 2003)) (holding that a defendant can be liable as a primary violator of § 10b and Rule 10b-5 where the defendant "substantially participate[d] in a manipulative or deceptive scheme . . . even if a material misstatement by another person creates the nexus between the scheme and the securities market").[15]

Scheme liability does not require that the underlying fraudulent conduct be *per se* illegal. Neither the plain language of § 10(b) nor that of Rule 10b-5 contain such a requirement. Rather, as Judge Blake recently explained in *Royal Ahold*:

> There is no requirement that claims under Rule 10b-5(a) and (c) allege illegal trading or market manipulation by the defendants. Instead, subsections (a) and (c) are far broader and "encompass much more than illegal trading activity: they encompass the use of '*any* device, scheme or artifice', or '*any* act, practice, or course of businesses used to perpetuate a fraud on investors."

[15] Even the cases cited by the Broker Defendants recognize that § 10(b) encompasses scheme liability. *See Central Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A.*, 511 U.S. 164, 177 (1994) ("As in earlier cases considering conduct prohibited by § 10(b), we again conclude that the statute prohibits only the making of a material misstatement (or omission) or the commission of a manipulative act."); *Santa Fe Indus., Inc.*, 430 U.S. at 477 ("No doubt Congress meant to prohibit the full range of ingenious devices that might be used to manipulate securities prices").

351 F. Supp. 2d at 372 (emphasis in original) (quoting *Global Crossing*, 322 F. Supp. 2d at 336 (same)).

Defendants' reliance on the first motion to dismiss opinion in *PIMCO I* for this point is misplaced. In that opinion, the district court found that the SEC complaint did not sufficiently allege primary liability based on the additional ground of scheme liability under Rule 10b-5(a) (device, scheme, or artifice to defraud) against two PIMCO executives who had arranged for Canary's market timing.[16] The court did find, however, that the complaint alleged liability under Rule 10b-5(b) against the two executives. *Id.* at 468-69.[17]

First, in denying liability under subsection (a), the district court concluded that market timing was not "per se illegal." *Id.* at 468. Even if that court's analysis is consistent with Judge Blake's holding in *Royal Ahold* that a device need not be "per se illegal," the court incorrectly read the SEC's new disclosure rule, which, pursuant to the district court's interpretation, "would not appear to prohibit market timing arrangements of the type entered into between the PIMCO funds and Canary." In reality, however, the SEC's final rule and reasoning reaffirmed that secret market timing arrangements are unlawful:

> We reemphasize, as we stated in the Proposing Release, that a mutual fund that enters into an arrangement with any person to permit frequent purchases and redemptions of fund shares may only do so consistent with the antifraud provisions of the federal securities laws and the fiduciary duties of the fund and

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[16] Notably, the court did not expressly address liability under Rule 10b-5(c) (act, practice or course of business which operates or would operate as a fraud or deceit). 17 C.F.R. § 240.10b-5. Also, *PIMCO I* did not address liability of market timers or timing brokers under § 10(b) and Rule 10b-5.

[17] In separate decisions – *PIMCO I* and *SEC v. Treadway*, 354 F. Supp. 2d 311 (S.D.N.Y. 2005) (*"PIMCO II"*) – the district court found that plaintiffs had stated Rule 10b-5 omissions claims against the two executives who were responsible for the prospectus disclosures concerning "fund investment objectives and guidelines, fund holdings, and fund capitalization," because these disclosures said nothing about market timing arrangements with Canary. *See PIMCO II*, 354 F. Supp. 2d at 316.

> its investment adviser. Disclosure provided pursuant to these amendments will not make lawful conduct that is otherwise unlawful. ***For example, disclosure will not render lawful an arrangement whereby an investment adviser permits frequent purchases and redemptions of a mutual fund's shares in return for consideration that benefits the adviser, such as an agreement to maintain assets in other accounts managed by the adviser.***

Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holdings, 69 Fed. Reg. 22300, 22301-06 (Apr. 23, 2004) (to be codified at 17 C.F.R. pts. 239 & 274) (emphasis added).[18] Second, the court reasoned that "many individual and institutional investors . . . attempt to time markets with varying degrees of success"; even if misconduct could be so widespread and known as to be rendered non-fraudulent, the *PIMCO* court did not (and could not) cite any basis to conclude that average investors were allowed to, or could profitably, move large amounts of money in and out of funds on a rapid basis to make short-term profits.

And the *PIMCO I* decision – to the extent it is persuasive at all on this point – does not reach as far as defendants would have it. Indeed, the court stated that a complaint would sufficiently allege liability where, as here, it alleges fraudulent activity involving "*some* conduct other than participation in a scheme to make a 'material misrepresentation or a material omission.'" *PIMCO I*, 341 F. Supp. 2d at 467 (emphasis in original) (citing *U.S. Envtl., Inc.*, 155 F.3d 107, 111). *PIMCO I* further anticipated that a complaint would sufficiently plead "use of a fraudulent device" if it alleges the defendants had "sufficient knowledge of the allegedly fraudulent purpose of the overall scheme," and indeed, *PIMCO I*'s holdings are limited to whether plaintiffs had sufficiently pled the executives' scienter. *Id.* at 469. Here, the Complaints sufficiently allege liability against each of the defendants based on the plain

[18] The *PIMCO I* opinion cited to "60 Fed. Reg. at 22301-03" instead of the final rule, which was published at "69 Fed. Reg. at 22301-03."

language of subsections (a) and (c) of Rule 10b-5, and pursuant to this Court's own jurisprudence. *See, e.g., Royal Ahold,* 351 F. Supp. 2d 334.

b. All Defendants Are Liable As Primary Violators Under *Central Bank* And Its Progeny

Under *Central Bank of Denver,* all defendants may be held liable based on their respective primary violations of Rule 10b-5:

> [t]he absence of § 10(b) aiding and abetting liability ***does not mean that secondary actors in the securities markets are always free from liability*** under the securities Acts. ***Any person or entity,*** including a lawyer, accountant, or bank ***who employs a manipulative device . . . may be liable as a primary violator under Rule 10b-5 . . . .***

Central Bank, 511 U.S. at 191 (emphasis added).

As the Ninth Circuit stated in *Cooper v. Pickett,* "*Central Bank* does not preclude liability based on allegations that a group of defendants acted together to violate the securities laws, as long as each defendant committed a manipulative or deceptive act in furtherance of the scheme." 137 F.3d 616, 624 (9th Cir. 1998), *quoted with approval in Enron,* 235 F. Supp. 2d at 591. The Second Circuit recognized that "'[i]n any complex securities fraud, moreover, there are likely to be multiple violators,'" and rejected a trader defendants' argument that he was not a primary violator when he and his broker-dealer agreed to participate in a price manipulation scheme, stating: "if the trader who executes manipulative buy and sell orders is not a primary violator, it is difficult to imagine who would remain liable after *Central Bank.*" *U.S. Envtl. Inc.,* 155 F.3d at 109, 112 (quoting *Central Bank).* Indeed, at least one court has noted that "brokers, traders and principals in broker-dealers" – as opposed to "so-called secondary actors in the securities markets, *i.e.*, accountants and lawyers" – are more appropriately classified as "non-secondary actors," or primary actors. *Mishkin v. Ageloff*, 1998 WL 651065, at *17 n.12 (S.D.N.Y. Sept. 23, 1998).[19]

Late trading, too, forms a basis of the fraudulent scheme claim. The Trader Defendants argue otherwise, reasoning that the forward-pricing rule (Rule 22c-1) purportedly does not provide a private right of action. Even if true, plaintiffs are not proceeding under Rule 22c-1, and the same conduct by defendants that violates Rule 22c-1 also constitutes illegal and manipulative trading prohibited by § 10(b). *Cf. Malone v. Microdyne Corp.*, 26 F.3d 471, 478 (4th Cir. 1994) (while plaintiffs have no standing to enforce accounting standards, "[accounting standards] and the antifraud rules promulgated under § 10(b) of the 1934 Act serve similar purposes, and courts have often treated violations of the former as indicative that the latter were also violated").[20]

Unlike a typical Rule 10b-5(b) case in which the issuer's misrepresentations or omissions alone give rise to investor harm, in this case the Broker and Trader Defendants -- more than merely "facilitating" investor harm -- were necessary and critical participants in these fraudulent

[19] Defendants rely upon cases holding that conspiracy claims do not survive *Central Bank*, but none of these cases address liability where the individual defendants each have committed a primary violation. *Dinsmore v. Squadron, Ellenoff, Plesent, Sheinfeld & Sorkin*, 135 F.3d 837, 842-43 (2d Cir. 1998) ("We simply hold that where the requirements for primary liability are not independently met, they may not be satisfied based solely on one's participation in a conspiracy in which other parties have committed a primary violation); *In re Gupta Corp. Sec. Litig.*, 900 F. Supp. 1217, 1244 (N.D. Cal. 1994) (no allegations of primary liability); *see also Wenneman v. Brown*, 49 F. Supp. 2d 1283, 1290 (D. Utah 1999) (holding that *Central Bank* did not "preclude a plaintiff from bringing a claim against members of a conspiracy to defraud so long as the plaintiff sufficiently alleges facts which would support a finding that a particular participant could be primarily liable as a co-conspirator under Rule 10b-5").

[20] The Trader Defendants also argue that (i) they did not know that late trading was improper, (ii) the practice did not affect the market, and (iii) that trades were placed after 4:00 p.m., but that traders did not receive the benefit of stale prices. These are factual contentions, contradicted by the Complaints, that are inappropriate on motions to dismiss. *See, e.g.,* Janus ¶¶1, 4, 76, 85-88, 97-108, 206-15; Putnam ¶¶1-5, 70-78, 36-146; Columbia ¶¶1-5, 67-71, 164-74.

schemes. Without the participation of the traders (who actually engaged in market timing) there could be no scheme. The Broker Defendants argue that they "are merely alleged to have provided ordinary financial services (*e.g.*, financing, clearing and executing trades) to their customers and counterparts" (Broker Omn. at 15-18, 21), but this falsely minimizes their role in the wrongdoing. While these allegations are alone sufficient, *see U.S. Envtl. Inc.*, 155 F.3d at 112, the Complaints allege far more -- a series of deceptive arrangements intended to provide cover for the funds who were responsible for preventing market timing.[21] Thus, the types of claims against the Broker and Trader Defendants are not barred – but rather are recognized – by the Supreme Court's decision in *Central Bank.* Indeed, the SEC has pursued and settled claims against certain brokers pursuant to §10(b) and Rule 10b-5, including a settlement last week with Fiserv Securities, Inc. *See* SEC Release No. 51588, *available at* http://www.sec.gov/litigation/admin/34-51588.pdf.

The Broker and Trader Defendants rely heavily on *In re Homestore.com Inc. Sec. Litig.*, 252 F. Supp. 2d 1018, 1022 (C.D. Cal. 2003), in which business partners that engaged in "related party" transactions with the issuer (for the purpose of disguising the issuer's financial condition) were held not liable. In *Homestore.com,* the district court reasoned in part that the plaintiffs were damaged by their reliance on the issuer's false financial statement, and not on the scheme itself. *Id.* at 1041. In contrast, here, plaintiffs relied on there *not* being a scheme to siphon off their profits, and suffered damages as a result of the fraudulent timing and late trading.

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21 *See Blech,* 961 F. Supp. at 585 ("participating at both the initiation and clearing stages of the allegedly fraudulent transactions" supports a primary violation; likewise, a defendant that "contrived and agreed to fund" a pre-planned fraudulent sale may be liable for primary violation); *see also In re Blech Sec. Litig.*, 2002 WL 31356498, at *4 (S.D.N.Y. Oct. 7, 2002) (denying Bear Stearns' summary judgment motion where Bear Stearns' knowledge, direction, and clearing "does not 'reflect . . . the standard practice of [a] clearing broker'").

Regardless, *Homestore.com's* narrow (and unsupported) interpretation of *Central Bank* has not been followed by a single court outside of the state of California, and has been specifically rejected by subsequent decisions in Texas and Massachusetts.[22]

For example, in *Newby v. Enron Corp.*, 310 F. Supp. 2d 819, 828-30 (S.D. Texas 2004), the Court held that plaintiffs adequately alleged a scheme in violation of § 10(b) against Merrill Lynch and explicitly "rejected the narrow construction of the statute and of primary violations employed by *Homestore.com*." *Newby*, 310 F. Supp. 2d at 829. Just as the Broker Defendants argue here, Merrill Lynch argued that its participation in the alleged scheme was limited to normal business transactions and that it did not design or employ the alleged scheme at issue in *Enron*, thus shielding it from § 10(b) liability. Judge Harmon rejected this argument, finding that Merrill Lynch's "substantial, active role in major fraudulent transactions with no legitimate business purpose" was enough to confer liability under § 10(b).[23] Likewise, in *Quaak v. Dexia, S.A.*, 357 F. Supp. 2d 330 (D. Mass. 2005), the court rejected *Homestore.com* and held that allegations of the creation and funding of sham entities designed to enter into fraudulent licensing agreements for the purpose of inflating profits were sufficient to state a claim for

22 The Broker Defendants relied the SEC's *amicus* brief in *Homestore.com*, whose position was adopted by the court in that case, should be rejected for the same reasons stated herein.

23 The Trader Defendants claim that plaintiffs must allege that their conduct ["was manipulative or deceptive independent of the actions of the Fund Defendants."] (Trader Omn. at 23). But their authorities simply do not support this position. *See McGann v. Ernst & Young*, 95 F.3d 821 *amended*, 102 F.3d 390 (9th Cir. 1996) (accounting firm liable for primary violation for preparing fraudulent audit report included by client in Form 10-K); *Enron*, 235 F. Supp. 2d at 591 ("'*Central Bank* does not preclude liability based on allegations that a group of defendants acted together to violate the securities laws, as long as each defendant committed a manipulative or deceptive act in furtherance of the scheme.'"); *In re Medimmune, Inc., Sec. Litig.*, 873 F. Supp. 953, 964 (not addressing scheme liability; dismissing control person claims). In any event, the traders' market timing activities are independent from the Funds' concealment of these activities from long-term investors.

scheme liability against a bank. Once again, the court rejected defendant's argument "that the alleged conduct . . . amounts to commonplace business transactions . . . ." *Id.* at 342.[24]

3. **Scienter: The Complaints Sufficiently Allege The Scienter Of The Scheme Participants**

Under Rule 10b-5, plaintiffs must also allege that defendants engaged in the manipulative conduct with "scienter." *IPO*, 241 F. Supp. 2d at 385. The PSLRA requires that complaints allege facts giving rise to a strong *inference* that the defendants engaged in the manipulative conduct with scienter. *See IPO*, 241 F. Supp. 2d at 384-85. In the Fourth Circuit, scienter includes either intentional misconduct or recklessness. *Ottmann*, 353 F.3d at 343-44. Recklessness is conduct "so highly unreasonable and such an extreme departure from the standard of ordinary care as to present a danger of misleading the plaintiff to the extent that the danger was either known to the defendant or so obvious that the defendant must have been aware of it." *Id.* (citation omitted). Of course, where as here defendants actually knew that their activities hurt investors, any scienter standard is satisfied.

Factual allegations illustrating defendants' deliberate participation in a common scheme to defraud establish intentional misconduct or recklessness. For example, Judge Harmon in *Enron* held that scienter was supported by allegations of a "regular pattern of related and repeated conduct" comprising "deliberate, repeated actions with shared characteristics that were part of an alleged common scheme through which Defendants all profited handsomely, many

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24 Likewise, the Trader Defendants' citation to *Suez Equity Investors, L.P. v. Toronto-Dominion Bank*, 250 F.3d 87, 101 (2d Cir. 2001) is also unpersuasive. *See* Trader Omn. at 21 n.27. In fact, *Suez Equity Investors* recognized that "*Central Bank* did not eliminate *primary* liability for business entities" and held that "Plaintiffs, in the present case, do not simply allege that the corporate defendants knew, but failed to disclose, an alleged fraud; rather, they assert that defendants violated § 10(b) *in their own right* . . . ." *Suez Equity Investors*, 250 F.3d at 101 (emphasis in original).

exorbitantly." *Enron*, 235 F. Supp. 2d at 693-94; *Blech*, 961 F. Supp. at 583 (scienter sufficiently alleged through allegations that Bear Stearns had knowledge of the manipulative scheme through communications with others and had motive and opportunity).

Here, as in *Enron*, the scheme itself "undermines claims of unintentional or negligent behavior and supports allegations of intent to defraud." *Id.* at 694; *see also id.* at 703 (direct involvement in formatting and funding sufficient "by the very nature of the transactions to state a claim under § 10(b) and Rule 10b-5") *Id.* at 703. Indeed, "the whole point of the scheme," which required multiple actors – the Trader Defendants to profit from rapid trading, and the Broker Defendants who enabled the Trade Defendants' activities in return for fees – was to siphon off profits from innocent investors and force them to disproportionately bear losses and expenses caused by market timing and late trading, while disguising such actions from the innocent investors. *See SEC v. First Jersey Sec., Inc.*, 101 F.3d 1450, 1471 (2d Cir. 1996) (scienter found where "the whole point of the scheme" "was to keep customers in the dark"). Certainly defendants understand that the billions of dollars reaped by market timers and late traders had to come from ***someone***. *See SEC v. PIMCO*, 341 F. Supp. 2d at 459 (explaining that certain investors "would bear all of the costs of Canary's market timing activities"); *see also*, *e.g.*, MFS ¶179.[25]

[25] Where, as here, the complaints are replete with allegations that the Broker Defendants knowingly and purposefully participated in the scheme, a "red flag" analysis is inappropriate – the Broker Defendants did not need a "red flag" to know they were participating in wrongdoing. As the defendants in *IPO* unsuccessfully attempted, the Broker Defendants here "created a 'straw man' by rewriting Plaintiffs' allegations and then attacking only their version of the allegations." *IPO*, 241 F. Supp. 2d at 388 n.169. Thus, Defendants' cases addressing scienter are primarily inapposite. *See, e.g., Ottmann*, 353 F.3d at 348 (fact that defendant was giving rough approximation rather than precise number in allegedly false statement mitigated against scienter); *In re CIENA Corp. Sec. Litig.*, 99 F. Supp. 2d 650 (D. Md. 2000) (scienter not sufficiently plead where no proof that statement was made with knowledge of its falsity);

a. **Scienter Of Fund Defendants**

Here, the factual allegations giving rise to at least a strong inference of the Fund Defendants' knowledge or recklessness are abundant. Such allegations include, for example, that certain Fund Defendants were:

- ***Knowingly entering into agreements*** permitting ***select investors*** to time their trading of shares. Pilgrim Baxter ¶82; MFS ¶113; Putnam ¶107; One Group; ¶¶101, 106; Putnam ¶107.

- Allowing disruptive timing to take place ***in violation of their own written policies***. Pilgrim Baxter ¶82; MFS ¶110; One Group ¶¶101-04.

- ***Selectively enforcing*** the express "anti-timing" exchange limitations in their prospectuses. Pilgrim Baxter ¶86; MFS ¶117; Strong ¶136; Putnam ¶¶116(b), 124(b).

- ***Acknowledging the harmful effects*** of market timing. Pilgrim Baxter ¶88; Columbia ¶136; Putnam ¶174.

- Discussing with timers ***express plans*** to time the mutual funds, and ***granting permission*** to market time. Pilgrim Baxter ¶95; MFS ¶103; Columbia ¶101; Strong ¶100-02; One Group ¶76-79.

- Affirmatively ***providing lists of nonpublic information*** to certain customers to facilitate their market timing. Pilgrim Baxter ¶102; MFS ¶104; One Group ¶84; Strong ¶103.

- ***Offering timing capacity in exchange for other investments***. Pilgrim Baxter ¶¶104-06; MFS ¶115; Columbia ¶¶95-97, 101, 105, 107; One Group ¶¶85-87.

Moreover, although motive and opportunity "are not essential," they can support scienter. *Royal Ahold*, 351 F. Supp. 2d at 369. Here, defendants' motives extended beyond mere generalized economic interests. Rather, the Fund Defendants had not only motive to receive

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Svezzese v. Duratek, Inc., 2002 WL 1012967 (D. Md. Apr. 30, 2002) (magnitude of restatement and lack of internal controls, among other factors, insufficient to plead scienter); *In re Cree, Inc. Sec. Litig.*, 333 F. Supp. 2d 461 (M.D.N.C. 2004) (scienter insufficiently pled where allegations insufficient to show that defendants intentionally or recklessly made false statements with knowledge of improper business practices); *In re Criimi Mae, Inc., Sec. Litig.*, 94 F. Supp. 2d 652 (D. Md. 2000) (complaint failed to sufficiently allege scienter through motive and opportunity).

huge fees, but also desires "distinct from mere profit" – increasing the amounts of assets under management, and obtaining (i) monies for other investments that personally benefited the Fund Defendants, (ii) fees pursuant to various revenue sharing agreements, *and* (iii) the extraordinary fees attributable to market timer money.[26] *See Global Crossing,* 322 F. Supp. 2d at 345; *Enron,* 235 F. Supp. 2d at 694 (motive to obtain extraordinary fees and "to avoid exposure to large losses" sufficiently supports scienter); *Royal Ahold,* 351 F. Supp. 2d at 383 (allegation that "[b]onuses were paid that would not have been under normal circumstances" supports scienter).[27]

b. Scienter Of Broker Defendants

Here, the Broker Defendants deliberately arranged secret and fraudulent market timing activities that were not available to the general public. The factual allegations giving rise to, at least, a strong inference of the Broker Defendants' knowledge or recklessness are abundant. Such allegations include, for example, that certain Broker Defendants were:

- *Negotiating* market timing capacity. MFS ¶¶124, 131; Strong ¶¶98-99; Columbia ¶¶102-03; One Group ¶¶74, 76-77.
- *Affirmatively steering additional, long-term* (*i.e.* non-timing) investors into the timed funds, in exchange for additional payments. MFS ¶128.
- ***Knowingly facilitating*** market timing and late trading through the use of their trading platforms for the ***express purpose of timing,*** and, in certain cases,

26 *See, e.g.,* Janus ¶¶109-14; Pilgrim Baxter ¶¶84-85, 103-06.

27 Defendants' argument that the scienter allegations are no more than mere "group pleading" misses the mark. As recognized by this Court in *Royal Ahold,* "the group pleading presumption . . . is not a prohibition on forms of pleading; rather it serves as a presumption that may be invoked *in favor* of a plaintiff." *Royal Ahold,* 351 F. Supp. 2d at 369 (quoting *Dunn,* 369 F.3d at 434). Indeed, the group pleading presumption is generally relevant to the issue of whether a *false statement* is attributable to particular defendants, not to scienter, and plaintiffs here do not attempt to invoke such a presumption as to scienter. In any event, as will be demonstrated in the supplemental briefs, the Complaints do allege specific facts as to the particular defendants.

financing the timing activities and concealing customers' identities. MFS ¶¶127, 137, 139, 145, 163, 165; Strong ¶¶93-94, 96; Columbia ¶¶123-24.

- ***Knowingly providing credit*** to finance late trading. MFS ¶¶139, 127, 146; One Group ¶74; Strong ¶95.

- ***Selling traders derivative short positions*** needed to time the funds as the market dropped. MFS ¶146.

- ***Specifically engineering*** trading strategies that catered exclusively to timers and late traders, including developing trading platforms or installing special equipment or software. MFS ¶¶133, 137, 146, 148, 167-69; Strong ¶95; One Group ¶74; Columbia ¶124.

- ***Offering "equity swaps,"*** whereby market timers/late traders were actually allowed to manage accounts in the name of a Broker Defendant, wherein the bank and market timer/late trader would enter into a management agreement outlining the market timing and/or late trading, and overall investment objectives; the bank would open an account and the market timer/late trader would create a subsidiary that was made the manager of the account, the bank would have a subsidiary to perform the "swap" with the market timer/later trader; and the market timer/late trader would pay basis points to the bank subsidiary. MFS ¶178; Pilgrim Baxter ¶111.

- ***Knowingly executing market timing and late trading transactions*** on behalf of their own investors, using their own platform, requiring timers to send "inactive" orders between 6:30 a.m. ET and 9:00 a.m. ET each day; but then not placing these orders or making them "active" until receiving further instructions to transact all or part of the orders from the timers; and not placing orders until after 4:00 p.m. ET. MFS ¶¶150-52.

- ***Knowingly facilitating market timing*** in other funds despite knowing that timing harmed innocent investors and even establishing their own anti-market timing policy in their own mutual funds. MFS ¶¶153, 159.

- ***Expending considerable resources*** to further timing operations. MFS ¶¶153, 155, 175.

- ***Knowingly disregarding*** excessive mutual fund trades being transacted through their trading platforms by the market timers. MFS ¶133; Pilgrim Baxter ¶115; One Group ¶73.

- ***Allowing the time stamp function on their trading platforms to be disabled*** so that there was no record of when the late trades were placed. MFS ¶138.

- ***Conducting due diligence*** of electronic market timing trading platforms. MFS ¶125.[28]

c. Scienter Of Trader Defendants

The Complaints further sufficiently allege that the Trader Defendants knew that they were engaging in fraudulent timing activities neither available nor disclosed to the general public, and in fact at the expense of the long-term shareholders. The factual allegations giving rise to at least a strong inference of the Trader Defendants' knowledge or recklessness are likewise abundant. Such allegations include, for example, that certain Trader Defendants were:

- ***Eliciting explicit agreements*** that allowed them to actually conduct the market timing. MFS ¶¶112, 113; One Group ¶78.
- ***Entering into agreements to deposit "sticky assets"*** in return for the negotiated late trading and timing capacity. MFS ¶¶115, 121; Columbia ¶¶95-97, 108.
- ***Paying exorbitant "wrap fees"*** for negotiated timing capacity. MFS ¶119; Columbia ¶102; One Group ¶74.
- ***Using intermediaries*** with contacts that enabled them to obtain market timing capacities. MFS ¶¶120, 124.
- ***Obtaining loans of large sums of money*** for the express purpose of market timing. MFS ¶127; One Group ¶78.
- ***Actively using*** specific platforms or systems to ***conceal their market timing***. MFS ¶146; One Group ¶75.
- ***Motivated*** to participate in the scheme by the extraordinary profits realized from their frequent and high dollar value of their market timing activities. MFS ¶116; Pilgrim Baxter ¶¶139-41.[29]

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28 Defendants pick out allegations in the "Count" or the "Parties" section of the complaint, and label them "conclusory" without looking at the substantive factual allegations. They further point to summary paragraph (such as Alliance ¶¶206-08 and Invesco ¶108 – which is labeled an "overview" paragraph) and label them "group pleading," without looking at the factual details regarding specific defendants. *See, e.g.*, Alliance ¶¶168-79; Invesco ¶¶117-40.

29 The Trader Defendants had not only motive to receive huge fees, but also a desire – "distinct from mere profit" – to obtain monies and arrangements which they would not have obtained under normal circumstances. *Global Crossing*, 322 F. Supp. 2d at 345; *see also Enron*,

Similar allegations have been found to support scienter. For example, in *U.S. Environmental,* the Second Circuit reversed a dismissal of a complaint alleging that a securities trader knowingly or recklessly participated in a market manipulation scheme by affecting certain trades. The court held that the allegation that the defendant "executed trades that he knew were for a manipulative purpose sufficiently alleged scienter in a manner supporting § 10(b) liability." *Id.* at 111.

The Trader Defendants ignore the detailed paragraphs describing specific facts supporting at least a strong inference that they had actual knowledge (or were at least reckless in not knowing) of the restrictions. For example, the Trader Defendants: (1) obtained "explicit agreement[s]" to market time; (2) during the time period from April 2000 to September 2002; (3) made, for example, "nearly 90 round trip trades"; (4) in a specific fund, the Newport Tiger Fund; (5) in amounts up to $13 million at a time. Columbia ¶93.[30] Why would the Trader Defendants obtain explicit agreements to market time if market timing were allowed as a matter of course? Indeed, the only way the timing scheme works is if only *select* traders are allowed to time, at the expense of long-term investors.

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235 F. Supp. 2d at 694 (motive to obtain extraordinary fees and "to avoid exposure to large losses" sufficiently alleges motive); *Royal Ahold,* 351 F. Supp. 2d at 383 (allegation that "[b]onuses were paid that would not have been under normal circumstances" supports scienter).

[30] *Cf. IPO*, 241 F. Supp. 2d at 386 n.163 ("There is no support for the proposition . . . that Plaintiffs must plead particular manipulative trades, 'including the number of shares purchased, the time period in which the purchases occurred, the prices paid and the effect of the customers' transactions on the market price for the securities' . . . . Indeed, even the case cited by Underwriters only requires that 'without other pleaded fraudulent acts, plaintiff should plead defendant's daily trading percentages, or at least the trading percentages throughout the duration of the alleged manipulation.'"); *see also Blech*, 961 F. Supp. at 585 ("Where a complaint alleges market manipulation under Section 10(b), more generalized allegations of the nature, purpose, and effect of the fraudulent conduct and the roles of the defendants are sufficient for alleging participation." Alleging the "general nature of Bear Stearns' conduct," "the time the conduct occurred," and "how the conduct affected the price of securities" was sufficient).

4. Reliance: The Complaints Sufficiently Allege Reliance

Each of the three defendant groups asserts that because funds are priced in accordance with the funds' NAV, plaintiffs' reliance on the omissions at issue cannot be presumed. Fund Omn. at 19-21; Broker Omn. at 32-37; Trader Omn. at 36-39. Defendants are wrong for several reasons.

a. Reliance On Omissions Can Be Presumed

The first flaw with this argument is that it assumes plaintiffs will prove reliance solely with reference to a fraud-on-the-market presumption. Fund Omn. at 20; Broker Omn. at 32-37; Trader Omn. at 36-39. However, as the Broker Defendants acknowledge, plaintiffs intend to prove reliance through the *Affiliated Ute* presumption of reliance. Broker Omn. at 33 n.62.[31] This case principally concerns omissions by the Fund Defendants concerning the scheme among the Fund, Traders, and Broker Defendants, to allow market timing at the expense of long-term shareholders. Here, plaintiffs allege, *inter alia,* that the affected prospectuses failed to disclose that certain investors, including the Trader Defendants often through the Broker Defendants, were permitted to engage in market timing and/or late trading, that the Fund Defendants enforced their policies with respect to such trading selectively, and that the other shareholders of the Funds were harmed by the timed and/or late trades. *See, e.g.*, Federated ¶¶130, 200-12; Scudder ¶146(a)-(d); One Group ¶101. Inasmuch as plaintiffs for common sense reasons, cannot affirmatively demonstrate reliance on an omission reliance on omissions is presumed. *Affiliated Ute*, 406 U.S. 128 at 153-54 (in cases "involving primarily a failure to disclose, positive proof of

[31] The *Affiliated Ute* presumption of reliance is often confused with the fraud-on-the-market theory of reliance articulated in *Basic Inc. v. Levinson,* 485 U.S. 224 (1988). However, as the Broker Defendants note, the two are separate and distinct grounds for a presumption of reliance.

reliance is not a prerequisite to recovery. All that is necessary is that the facts withheld be material in the sense that a reasonable investor might have considered them important in the making of this decision.").[32]

The Broker Defendants argue that there can be no presumption because plaintiffs have purportedly alleged both misrepresentations and omissions.[33] But this is not a case where the omission was a non-disclosure of misrepresentation, as in *Joseph v. Wiles,* 223 F.3d 1155 (10th Cir. 2000) (relied upon by Broker Defendants) (defendants omitted disclosure that financial statements had been falsified). Indeed, in this case, defendants' liability for omissions in the prospectuses exists even without specific misrepresentations. Because the core of plaintiffs' claims concerns omissions, and misrepresentations are not necessary to these claims, reliance can

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32 *See also Banca Cremi, S.A. v. Alex. Brown & Sons*, 132 F.3d 1017, 1028 n.13 (4th Cir. 1997) (where a plaintiff's allegations involve material omissions, reliance is inferred, "requiring the defendant to rebut the inference by proving the lack of reliance"); *In re Jiffy Lube Sec. Litig.*, 772 F. Supp. 258, 267 (D. Md. 1991) ("The reliance requirement need not be met, in all circumstances, by showing actual reliance. A rebuttable presumption of reliance arises in cases involving omissions of information, rather than misrepresentation of fact."); *Newton v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 259 F.3d 154, 176 (3d Cir. 2001) ("Presuming reliance class-wide is proper when the material nondisclosure is part of a common course of conduct."); *Duckworth v. Duckworth*, 1991 WL 334827, at *6 (S.D. Ga. Oct. 17, 1991) (where plaintiff stated claim under Rule 10b-5 (a) or (c), plaintiff was "entitled to a presumption of reliance as contemplated in *Ute*"); *Cf. South Carolina Nat'l Bank v. Stone*, 139 F.R.D. 325, 333 (D.S.C. 1991) (where case primarily involved allegations of omissions to disclose material facts, and omissions were "alleged to have all occurred with respect to standardized, uniform written documents, i.e., the . . . prospectus," plaintiffs were "entitled to the *Affiliated Ute* presumption of reliance").

33 The Broker Defendants' assertion that they may somehow evade liability because they made no representations upon which Plaintiffs could have relied, is baseless. As noted above, the Broker Defendants, like the Trader Defendants, are liable under scheme liability, and plaintiffs relied on there being *no* scheme contrary to their interests. *See Infra* Section III.A.2.

and should be presumed. *See PPM Am. v. Marriott Corp.*, 853 F. Supp. 860, 872 (D. Md. 1994).[34]

b. Reliance Based on Fraud on the Market May Be Presumed

The Supreme Court has held that the purpose of the reliance requirement is to "provide[] the requisite causal connection between a defendant's misrepresentation and a plaintiff's injury." *Basic*, 485 U.S. at 243. In *Basic*, just as it had done in *Affiliated Ute*, the Court held that a presumption of reliance under certain circumstances—in *Basic*, when there is a viable theory of "fraud on the market"— is appropriate. *Id.* at 250.

The presumption of reliance articulated in *Basic* is fairly straightforward: "nearly every court that has considered the proposition has concluded that ***where materially misleading statements have been disseminated into an impersonal, well-developed market for securities, the reliance of individual plaintiffs on the integrity of the market price may be presumed.*** Commentators generally have applauded the adoption of ***one variation or another*** of the ***fraud-on-the-market*** theory." *Id.* at 247. Moreover, the presumption of reliance supported by *Basic* is flexible: [t]here is . . . more than one way to demonstrate the causal connection." *Id.* Simply because most courts have interpreted *Basic's* fraud-on-the-market language in the context of a

34 The cases defendants rely upon do not say differently. In the *Banca Cremi* footnote relied upon by defendants, for example, the court did not consider the situation presented here – where the "primary" allegations involve omissions and the misrepresentations are misleading only because of the nondisclosed information. 132 F.3d at 1028 n.13. Likewise, in *Poulos v. Caesars World, Inc.*, 379 F.3d 654, 666 (9th Cir. 2004), the Ninth Circuit found that *Affiliated Ute* did not apply because the plaintiffs merely pleaded what was essentially a claim of misrepresentations as one of omissions. Moreover, *Poulous*, as well as *Morris v. Wachovia Sec., Inc.*, 223 F.R.D. 284, 301 (E.D. Va. 2004), dealt with reliance in the context of class certification, and *In re Infocure Sec. Litig.*, 210 F. Supp. 2d 1331, 1350 (N.D. Ga. 2002), dealt with reliance in the context of summary judgment, not a motion to dismiss.

typical securities case does not mean that the presumption does not apply in the context of mutual funds.[35]

Here, a presumption of reliance based on "fraud-on-the-market" is particularly availing. Every purchaser or holder of mutual funds necessarily relied on the integrity of the mutual fund market and NAV price, as the funds at issue ultimately can only be purchased from and sold to the fund complex, and all shares are sold pursuant to the funds' prospectuses.[36] *See Basic*, 485 U.S. at 247 ("An investor who buys or sells stock at the price set by the market does so in reliance on the integrity of that price."). Indeed, in the context of the mutual fund market, that the price of shares is controlled by the fund complexes does not weaken such a presumption, but strengthens it.

The reliance of mutual fund investors on the integrity of the mutual fund market and the absence of fraudulent schemes caused their damage. Indeed, mutual find investors reasonably relied on the absence of timing and late trading in the Funds, believing that the NAV (and share price) calculated by the funds accurately correlated to the value of their investments. However,

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35 As the court stated in *Gariety v. Grant Thornton, LLP*:

> Although *Basic* clearly requires that a market be efficient in order for the fraud-on-the-market presumption of reliance to be invoked, *Basic*, 485 U.S. at 248 n.27, the decision offers little guidance for determining whether a market is efficient. The Court does refer to 'modern securities markets, literally involving millions of shares changing hands daily,' but that is obviously a general statement offered as a contrast to face-to-face transactions and is not meant as a necessary requirement for finding that a market is efficient. Of more relevance, but only of limited guidance, are the Court's references to an 'open and developed' market and an 'impersonal, well-developed market.'

368 F.3d 356, 368 (4th Cir. 2004) (internal citations omitted).

36 *See Basic*, 485 U.S. at 246-47. Because Plaintiffs may rely on the fraud-on-the-market presumption, the Fund Defendants' use of *In re NationsMart Corp. Sec. Litig.*, 130 F.3d 309, 322 (8th Cir. 1997) (holding reliance allegations deficient where the plaintiffs did not claim to read Prospectus or specify misleading statements), is misplaced.

the hidden market timing affected the value of plaintiffs' investments by artificially distorting their anticipated return on their investments. *See, e.g.*, Federated ¶¶156-62; Janus ¶¶85-88; Scudder ¶¶94-96; Bank One ¶¶3, 55, 63-66. In other words, unbeknownst to them the *price* paid by plaintiffs for their investments was artificially inflated compared to the ***value*** of their investments.

In their attempt to confine the allegations of the Complaints to a standard securities law context, defendants downplay the difference between price and value in their discussion of reliance. However, the difference between the two cannot be overstated: market timing did not affect the ***price*** paid by plaintiffs for their mutual fund shares, but it affected the ***value*** of those purchases.[37] Defendants also conflate the concept of market efficiency—which can support a fraud-on-the-market theory with respect to certain securities markets—with the underlying principles of "fraud-on-the-market" as described in *Basic* and as meaningfully applied here.[38]

While there may have been inefficiencies reflected in the NAV price, a presumption of reliance based on "fraud on the market," as described in *Basic*, is particularly compelling here, as

[37] Where defendants claim that "plaintiffs indisputably received fair value at the time they purchased their shares (having paid NAV accurately calculated)," they are just wrong. Fund Omn. at 31. The NAV of any fund is based on nothing more than the values of the underlying assets. The values of the underlying assets are based on the projected income stream that those assets will deliver. Where market timing causes plaintiffs to receive less of an income stream than they otherwise would have without the fraudulent conduct, then the NAV does ***not*** represent "fair value" for what plaintiffs received. This presents a factual dispute not appropriate on a motion to dismiss.

[38] The fraud-on-the-market doctrine also applies to fraudulent scheme allegations under Rule 10b-5(a) and (c). *See Enron*, 235 F. Supp. 2d at 693 ("Reliance under prongs (a) and (c) can also be established by the fraud-on-the-market doctrine"); *Haack v. Max Internet Communications, Inc.*, 2002 WL 511514, at *8 (N.D. Tex. Apr. 2, 2002) (reliance under Rule 10b-5(a) and (c) was pled with particularity based on fraud-on-the-market theory); *ZZZZ Best Sec. Litig.*, 864 F. Supp. at 973 ("[T]he market's overall reliance on the ... fraudulent scheme ... is sufficient to satisfy the reliance element in the Rule 10b-5 (a) & (c) claims.") (internal citation omitted).

demonstrated by the exodus of shareholders from certain funds immediately after the timing scandal broke. *See, e.g.*, John Hechinger & Theo Francis, *Putnam Holders Vote With Money -- Exodus of $14 Billion Stirs Fears Over Funds' Health At Scandal-Tainted Firm*, Wall St. J., Nov. 11, 2003 at A3; Ian McDonald, *Investors Flee Some Funds Amid Scandal -- As Turmoil Grows, So Does Potential Cost of Staying Put; A Look at Some Alternatives*, Wall St. J., Nov. 4, 2003 at D1. Furthermore, if not for the Fund Defendants' misrepresentations concerning their policies regarding market timing and late trading and the other defendants' secrecy, many investors, particularly institutional investors, would not have invested in the Funds. *See* Federal Reserve Board Governor Susan Schmidt Bies, *Remarks at the Economic Club of Memphis Dinner* (Feb. 19, 2004), *at* http://www.federalreserve.gov/boarddocs/speeches/2004/20040219/default.htm ("One-third of respondents to a recent Gallup survey indicated that the scandal had made them less likely to invest in mutual funds, and three-quarters said they would pull assets out of a mutual fund complex that admitted to wrongdoing . . . .both retail and institutional investors have pulled back sharply from some investment management companies where abuses occurred.").[39]

At best, defendants are able to point to the same NAV pricing inefficiencies that gave rise to the scheme to argue that before the market timing activity became known, there was not an *immediate* reaction of mutual fund *price* to market information. However, mutual prices do not reflect market events related to the mutual fund complexes themselves, only the underlying

[39] These data are offered only to respond to defendants' fact-bound arguments concerning reliance, without conceding that these arguments are appropriate. Indeed, "[re]quiring a plaintiff to show a speculative state of facts, *i.e.*, how he would have acted if omitted material information had been disclosed, or if the misrepresentation had not been made, would place an unnecessarily unrealistic evidentiary burden on the Rule 10b-5 plaintiff who has traded on an impersonal market." *Id.* at 245 (citations omitted).

securities. Inasmuch as mutual funds were priced in connection with the funds' underlying assets, market news affecting the price of the underlying assets directly affected the daily NAV calculation which, in turn, affected the Funds' share prices. *See Cromer Fin. Ltd. v. Berger*, 205 F.R.D. 113, 130 n.21 (S.D.N.Y. 2001) (court found mutual fund market efficient).[40] And to that extent, mutual funds incorporate the information of efficiently traded markets. "[I]t is not important that all information be incorporated rapidly or instantaneously into stock prices." In re *Polymedica Corp. Sec. Litig.*, 224 F.R.D. 27, 40 (D. Mass. 2004) (citing *Basic*, 485 U.S. at 247). *See also Basic*, 485 U.S. at 249 n.28 ("[W]e do not intend conclusively to adopt any particular theory of how quickly and completely publicly available information is reflected in market price.").

5. Causation: The Complaints Sufficiently Allege Loss Causation And Transaction Causation

Defendants incorrectly interpret "loss causation" as requiring a specific false statement or omission that causes price inflation until the truth is revealed and the price inflation disappears. As the Supreme Court recently reiterated, loss causation requires only that plaintiffs plead a causal connection between the misrepresentation or omission and the economic loss suffered. *Dura Pharm., Inc. v. Broudo*, 2005 WL 885109 (U.S. April 19, 2005). *See, e.g., Zurich Capital Mkts., Inc. v. Coglianese*, 332 F. Supp. 2d 1087, 1108 (N.D. Ill. 2004) ("To plead loss causation, the plaintiff must allege that it was the very facts about which the defendant lied which caused its

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[40] The Fund Defendants' reliance on *In re Van Wagoner Funds, Inc.*, 2004 WL 2623972, at *1, *10 (N.D. Cal. July 27, 2004) and *Young v. Nationwide Life Ins. Co.*, 183 F.R.D. 502, 510 (S.D. Tex. 1998) (Fund Omn. at 20; Trader Omn. at 39), is misplaced. While the courts in *Van Wagoner* and *Young* found that mutual funds did not trade on an efficient market, unlike here, neither of the plaintiffs had alleged any connection between the misrepresentation and the share price. *Van Wagoner*, 2004 WL 2623972, at *1, *10; *Young*, 183 F.R.D. at 510. In addition, the *Young* complaint never asserted fraud-on-the-market. *Id.*

injuries."). In this case, loss causation is simple: defendants' omissions regarding market timing and late trading caused plaintiffs to purchase the funds at a price artificially inflated as to the value plaintiffs received, and over the period plaintiffs held their investments, plaintiffs to receive less return on the investments than they would have absent the fraudulent market timing scheme.

There can be no serious question, at least on a pleading motion,[41] that defendants' market timing scheme caused plaintiffs to receive less return on their investment than they otherwise would have, both by diluting plaintiffs' returns and by causing increased fees for the funds.[42]

Each of the Complaints sufficiently alleges loss causation as a result of the unlawful late trading and undisclosed market timing.[43] In addition, each Complaint contains extensive particularized allegations regarding the actions of each group of defendants named in that

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[41] Defendants' reliance upon *Gasner v. Bd. of Supervisors*, 103 F.3d 351 (4th Cir. 1996) is inappropriate in that *Gasner* was a decision on a motion for summary judgment, not a motion to dismiss pursuant to Fed. R. Civ. P. 12(b). The court held that the plaintiff in *Gasner* failed to produce *evidence* of causation.

[42] *See Windsor Sec., Inc. v. Hartford Life Ins. Co.*, 986 F.2d 655, 665-66 (3d Cir. 1993) ("the risks and costs associated with market timing were borne by all contract owners – few shared in market timing's benefits yet all bore its costs" which include "increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover, lost opportunity costs, and subjected a fund's asset base to large asset swings that diminished a fund's ability to provide a maximized return to all contract owners"); *First Lincoln Holdings, Inc. v. Equitable Life Assurance Soc'y*, 164 F. Supp. 2d 383, 390-91 (S.D.N.Y. 2001) (citing *Windsor* in finding market timing has negative impact on long-term investors and summarizing costs of market timing); *see also* SEC Investment Company Act Release No. 5519 and Securities Exchange Act Release No. 8429, 1968 SEC LEXIS 171 (Oct. 16, 1968) and Investment Company Act Rule 22c-1 and Securities Exchange Act Rule 17a-3(a)(7) [1967-79 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶77,616 (Oct. 16, 1968) (discussing, *inter alia,* the Rules and losses caused to mutual fund purchasers, sellers and holders by late trading and timing).

[43] *See e.g.*, Scudder ¶¶93-97, 100-02, 127-29; Pilgrim Baxter ¶¶143-52; Alger ¶¶53-56; Janus Parent Investor ¶¶25-28; MFS ¶¶179-88; Bank of America/Nations Funds ¶¶124-27; Franklin Templeton ¶¶80-83; One Group ¶¶63-67, 144-47, 155-58; Putnam ¶¶70-74, 143-46, 154-57; Columbia ¶¶85-89, 171-74, 182-85; Strong ¶¶82-86, 155-58, 166-69.

complaint that furthered the scheme. These allegations demonstrate that the harm being complained of was directly caused by the wrongful acts, manipulation and misstatements and omissions that form the basis for the plaintiffs' claims.[44] Plaintiffs are not seeking compensation for losses caused by general market declines, and the presence of other factors does not defeat plaintiffs' allegations of loss causation, but rather, presents issues more appropriately addressed later in the proceedings. *Miller*, 364 F.3d at 232 (defendants' conduct need not be sole cause of plaintiffs' loss).

Transaction causation is equally simple in these cases: if defendants had disclosed the market timing schemes at issue, these disclosures would have materially altered the mix of information available to fund investors.[45] Specifically, investors would have known that the NAV of the mutual fund did not represent the fair value of plaintiffs' investment in the funds, because investors would have known that market timing prevented plaintiffs from achieving the returns that they otherwise expected. As the Supreme Court observed in *Basic*, 485 U.S. at 247, "[w]ho would roll the dice in a crooked crap game?" To quote the court in *Cromer*:

> In sum, as was true in *Basic*, it is "hard to imagine" that any investor in the Fund did not rely on the integrity of the NAV calculations.

205 F.R.D. at 131.

Having engineered and profited by the scheme and working with the Broker Defendants and Fund Defendants, the Trader Defendants also argue that proximate causation cannot be

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[44] Although there is no need to plead loss causation with specificity, defendants argue that the Janus and Alliance complaints exemplify that the plaintiffs' allegation of loss causation are conclusive. But defendants apparently ignore Janus ¶¶85-87, 92-94 and 128-39, and Alliance ¶¶84-94 and 104-13, where loss causation is pled with even more specificity than necessary.

[45] *See, e.g.*, Franklin Templeton, *inter alia*, ¶¶100-19, 278, and 290-91; Janus, *inter alia*, ¶¶123-27, 208, 213-14, and 223-24; Bank of America/Nations Funds, *inter alia*, ¶¶43, 102-03, 117, 166, 176 and 181-83. The other Complaints contain similar allegations of transaction causation.

alleged against them because the action of the Fund Defendants in allowing the scheme (developed and engaged in by the Trader Defendants) was an intervening cause. First, absent timing by the Trader Defendants there would be no scheme. Further, the allegations of the Complaints make clear that the Trader, Broker and Fund Defendants acted jointly.[46] As the Trader Defendants are forced to concede at page 42 of their brief, where proximate cause has been adequately alleged, as it has been here, causation cannot be decided on a motion to dismiss.

B. Securities Act: The Complaints Sufficiently Allege Claims Under the Securities Act Against The Fund Defendants

Section 11 of the Securities Act of 1933 "impos[es] a stringent standard of liability on the parties who play a direct role in a registered offering." *Huddleston*, 459 U.S. at 381-82 (1983) (footnote omitted). To plead a *prima facie* case of liability under this section, a plaintiff need only plead that he purchased a security issued pursuant to a registration statement or prospectus containing a material misstatement or omission. *Id.*, at 382; *NationsMart*, 130 F.3d at 318. Unlike plaintiffs' Exchange Act claims, § 11 does ***not*** require plaintiffs to plead scienter or reliance. *Huddleston*, 459 U.S. at 381-82.

Section 12(a)(2) has a slightly different standard, but also does not require plaintiffs to plead scienter or reliance. *Royal Ahold*, 351 F. Supp. 2d at 401 ("Section 12(a)(2) also has been regarded as imposing a negligence standard"). To establish liability under § 12(a)(2), plaintiffs must plead only (1) that the defendant offered or sold a security; (2) by the use of any means of communication in interstate commerce; (3) through a prospectus; (4) by making a false statement

[46] The Trader Defendants' reliance upon *In re Merrill Lynch & Co. Research Reports Sec. Litig.*, 289 F. Supp. 2d 416, 422 (S.D.N.Y. 2003) is misplaced. In *Merrill Lynch* the plaintiffs had pled no reason for their losses other than the collapse of the market for internet companies and no independent basis for liability by the defendant. 289 F. Supp. 2d at 422. That is not the case here. The Complaints contain extensive allegations of the wrongful acts of each of the defendant groups and the causal connections to the plaintiffs' transactions and losses.

or omission of material fact; (5) the untruth of which was known by defendant but not known by plaintiff; and (6) that caused plaintiff's damages. *Gasner*, 103 F.3d at 356; *Royal Ahold*, 351 F. Supp. 2d at 406.

1. Plaintiffs Have Properly Identified <u>The Misleading Prospectuses</u>

Defendants contend that plaintiffs must identify when they purchased their shares in each fund and pursuant to which prospectus to establish elements such as standing and to give the defendants "adequate notice" of the claims against them. (Fund Omn. at 13-14). First, defendants demand extensive pleading of material as to which there is no mystery – defendants know (from, *e.g.*, lead plaintiff certifications) which funds plaintiffs purchased at which times, and from that determining which prospectus any purchase was pursuant to is ministerial. Moreover, as discussed more fully below in the section on standing, while different registration statements/prospectuses were issued with respect to the various funds in each fund family (although often such registration statements/prospectuses governed multiple funds), the materially false and misleading omissions concerning the wrongful conduct in each registration statement/prospectus are virtually, if not actually, identical. Indeed, none of the prospectuses in this case disclosed that the Funds were allowing select investors to market time, even at the same time they were preventing long-term shareholders from doing so. And, as far as prospectus language, the SEC and state regulators have repeatedly found that "there were only minor changes to this [registration statement/prospectus] language" during the relevant periods.[47]

[47] SEC Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, in *In re PA Fund Mgmt. LLC f/k/a PIMCO Advisors Fund Mgmt. LLC, et al.*, Admin. Proc. Release No. 34-50384 (Sept. 15, 2004) ¶33.

2. Plaintiffs Have Properly Alleged The Materiality Of The Challenged Disclosures And Omissions

Defendants attack the Complaints for failing to allege "*why* the market timing policies were material to their investment decision." Fund Omn. at 15 (emphasis in original). Defendants are effectively demanding allegations of *subjective* reliance, which are not required under §§ 11 and 12(a)(2). *Huddleston*, 459 U.S. at 382; *Rombach v. Chang*, 355 F.3d 164, 169 n.4 (2d Cir. 2004). The materiality question, by contrast, is an *objective*, fact-based question that does not look to the state of mind of individual plaintiffs, but rather to whether the alleged omission or misrepresentation is important to a typical investor. *TSC Indus. v. Northway, Inc.*, 426 U.S. 438, 450 (1976); *see also Klein v. Gen. Nutrition Co.*, 186 F.3d 338, 342 (3d Cir. 1999). Plaintiffs' claims cannot be dismissed on materiality grounds unless "reasonable minds cannot differ on the question of materiality." *TSC Indus.*, 426 U.S. at 450 (quoting *Johns Hopkins Univ. v. Hutton*, 422 F. 2d 1124, 1129 (4th Cir. 1970)); *In re Control Data Corp. Sec. Litig.*, 933 F.2d 616, 621 (8th Cir. 1991) ("The trier of fact is uniquely competent to determine materiality, as that inquiry requires 'delicate assessments of inferences a [reasonable investor] would draw from a given set of facts.'").

Contrary to defendants' contentions, the Complaints set forth why "the challenged misrepresentations and omissions were material." Fund Omn. at 14. For example, the Alliance Complaint alleges:

> The Prospectuses... failed to disclose and misrepresented, *inter alia*, the following material facts:
>
> (a) that, contrary to the representation that it was defendants' policy and practice to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, in fact, such timed trading was taking place and the policy was only enforced selectively;

(b) that defendants regularly allowed, and had entered into agreements which allowed, certain investors to engage in trades that were disruptive to the efficient management of the AllianceBernstein Funds and/or increased the AllianceBernstein Funds' costs and thereby reduced the AllianceBernstein Funds' actual performance; and

(c) that pursuant to these unlawful agreements, defendants benefited financially at the expense of the AllianceBernstein Fund investors.

See Alliance ¶217.

Defendants ask the Court to resolve conclusively in their favor the issue of whether their misstatements were materially misleading in light of other statements that were made. This sort of weighing of the evidence in order to resolve the materiality issue is inappropriate on a motion to dismiss. Moreover, under the accepted standards of a motion to dismiss, plaintiffs' allegations support that the misstatements were material in nature. The Complaints allege that material facts were omitted from the Prospectuses: namely, that the mutual fund family's closed circle of investment advisors, administrators, and distributors permitted the Trader Defendants to engage in market timing and thereby siphon money directly from long-term investors' pockets. The Prospectuses also omitted the material fact that in many cases the Fund Defendants paid the Broker Defendants to help find the Trader Defendants to do the siphoning, all so the Fund Defendants could make more money. The Complaints further allege that the Prospectuses contained statements that the mutual funds were designed for long-term investors and that the Fund Defendants policed against market timing because they knew that market timing hurt long-term investors. These facts alleged in the Complaints are, on their face, material. *TSC Indus.*, 426 U.S. at 450.

3. Plaintiffs Have Properly Alleged Harm Under §§ 11 and 12(a)(2)

Plaintiffs have properly alleged damages in the form of diminution in value caused by defendants' material omissions and materially false and misleading statements in the prospectuses. *See, e.g.*, Scudder ¶164 ("As a direct and proximate result of defendants' misconduct and material misstatements and omissions contained in the Prospectuses, plaintiff and the Class suffered substantial damages. The value of Scudder funds shares decreased substantially subsequent to and due to defendants' violations"). Defendants' reliance on summary judgment decisions that are subject to a different standard,[48] and to a single, inapposite, motion to dismiss decision is unavailing. For example, defendants rely upon *Metz v. United Counties Bancorp*, 61 F. Supp. 2d 364, 377 (D.N.J. 1999), in which the § 11 claim was admittedly "devoid of any allegations" regarding diminution in the value of the securities in question; the plaintiffs in that case merely alleged that they had "sustained injuries." *Id.* at 377-78.[49] In *PPM*, the § 12(a)(2) claim was decided on summary judgment after evidence had been introduced that the plaintiffs sold their stock for a profit. 853 F. Supp. at 876. The current cases have not reached that stage.

4. Plaintiffs Have Stated § 12(a) Claims Against The Trustee/Director Defendants And The Registrant/Issuer Defendants

Both the Trustee/Director Defendants and the Fund Defendants are properly liable as statutory sellers under § 12(a)(2). A seller under § 12(a)(2) is defined as either: (i) one who

48 *See* Fund Omn. at 12 (citing *PPM*, 853 F. Supp. 860; *Grossman v. Waste Mgmt., Inc.*, 589 F. Supp. 395 (N.D. Ill. 1984)).

49 In contrast, the Complaints here are much more specific in their allegations of harm. *See, e.g.*, Pilgrim Baxter ¶165 ("As a direct and proximate result of defendants' misconduct. . . Lead Plaintiff and the Class suffered substantial damages. The true value of PBHG shares was lower than the NAV price that Lead Plaintiff and other Class members paid . . . .").

passes title of the securities to the buyer or, (ii) one who successfully solicits the purchase, motivated at least in part by a desire to serve his own financial interests or those of the securities owner. *Pinter v. Dahl*, 486 U.S. 622, 647 (1988). This question is fact-intensive in nature and generally is not properly considered on a motion to dismiss. *See In re Paracelsus Corp.*, 6 F. Supp. 2d 626, 632 (S.D. Tex. 1998) (statutory seller status is fact-intensive and "should be considered in an evidentiary context rather than on a bare pleading"); *In re Stratosphere Corp. Sec. Litig.*, 1 F. Supp. 2d 1096, 1120 (D. Nev. 1998) (whether a defendant qualifies as a statutory seller is a "question of fact, not properly decided on a motion to dismiss").

Ignoring this standard, defendants contend the Registrant/Issuer Defendants are not liable as sellers because a "seller's seller" in a firm commitment underwriting is not a seller under the first *Pinter* prong. But mutual funds are not sold in a firm commitment underwriting. In a firm commitment underwriting, the underwriter agrees to buy ***all*** the shares to be issued and remain financially responsible for any securities not purchased. *Black's Law Dictionary* (7th ed. 1999) at 1528. The securities that cannot be sold to the public are owned by the underwriter and the issuer is paid by the underwriter for those securities as well as the others. *Id.*

Mutual funds are not sold this way. Instead, mutual fund underwriters or "distributors" continuously offer and issue shares to the public, and the funds are required by law to redeem shares on demand. *In re TCW/DW N. Am. Gov't Income Trust Sec. Litig.*, 941 F. Supp. 326, 329 (S.D.N.Y. 1996); 15 U.S.C. § 80a-22(e). These features – continuous and unlimited distribution and compulsory redemption – are, as the Supreme Court recognized, "unique characteristic(s) of mutual funds." *United States v. Cartwright*, 411 U.S. 546, 547 (1973). In the incestuous mutual fund family relationship, the Distributor does not assume inventory risk and purchase ***all*** of these continuously offered securities directly from the Registrant/Issuer for sale to the public at a specific price, for the number of shares is potentially infinite and the price has not been set until the buyer places the order for shares on a given day. Instead, as alleged in the Complaints, the Issuer sells the shares and pays fees to various parties, including the Distributor, for (i) marketing; (ii) administrative services; (iii) compensation to underwriters; and, most importantly, (iv) compensation for sales. *See, e.g.*, Federated ¶¶20, 82. The mere fact that the Issuer contracts out some distribution services does not obviate it of responsibility as a seller. Because the Distributor is acting only as agent for the Registrant/Issuer, under *Pinter*, the Registrant/Issuer still passes title to the purchaser, and therefore is liable for violations of § 12(a)(2). *See Pinter*, 486 U.S. at 647; 15 U.S.C. § 77l(a)(2).[50]

In addition, both the Trustee/Director Defendants and the Registrant/Issuer Defendants are sellers under the second *Pinter* prong. The Prospectuses themselves are solicitation documents. *Gustafson v. Alloyd Co.*, 513 U.S. 561, 574 (1995) (under § 12(2), "the term prospectus refers to a document soliciting the public to acquire securities"); *Picard Chem. Profit Sharing Plan v. Perrigo Co.*, 940 F. Supp. 1101, 1133 (W.D. Mich. 1996). The Complaints allege that the Registrant/Issuer Defendants issued the Prospectuses and that the Trustee/Director Defendants signed these solicitation documents. As numerous courts have held, these allegations are sufficient at the pleading stage to state a claim under § 12(a)(2).[51]

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50 The ICA defines "Principal underwriter" of an open-end company as "any underwriter who as principal purchases from such company, or pursuant to contract has the right (whether absolute or conditional) from time to time to purchase from such company, any such security for distribution, ***or who as agent for such company sells or has the right to sell any such security to a dealer or to the public or both***, but does not include a dealer who purchases from such company through a principal underwriter acting as agent for such company." 15 U.S.C. § 80a-2(a)(29) (emphasis added). At the pleading stage, Plaintiffs are entitled to an inference that the Distributors were acting as agents for the Issuers, not as a separate principal.

51 *See, e.g.*, *Picard*, 940 F. Supp. at 1133 (holding "defendants who actually signed the Registration Statements may be said to have solicited the public" to purchase stock); *Degulis v.*

5. **Plaintiffs' Securities Act Claims Are Timely**

Defendants' challenge to the timeliness of plaintiffs' §§ 11 and 12(a)(2) claims does no more than cite the applicable statutes of limitations and repose. Plaintiffs concede that any claims that fall outside of these applicable statutes are in fact time-barred. Contrary to the Fund Defendants' contention, however, claims against the Fund Defendants that were newly added in the Amended Complaints filed in September 2004 relate back to the filing date of the initial complaints under Rule 15(c)(3) of the Federal Rules of Civil Procedure.

Rule 15(c)(3) addresses relation back of amendments to add parties. *Wine v. EMSA Ltd. P'ship.*, 167 F.R.D. 34, 36-37 (E.D. Pa. 1996). As explained in *Benn v. Seventh-Day Adventist Church*:

> Three elements must be satisfied to qualify for relation back under Rule 15(c) when a plaintiff seeks to add a new party. First, the claim must involve the same transaction or occurrence. Second, the new party must have notice of the action within the period provided by Rule 4(m) for service of the summons and complaint such that the party will not be prejudiced in maintaining a defense on the merits. Third, the new party must have known or should have known that, but for a mistake in identity, the action would have been brought against him.

304 F. Supp. 2d 716, 725 (D. Md. 2004) (Motz, J.).

Here, the claims against the new Fund Defendants satisfy the three-part standard described in *Benn*. First, the core claims remain the same against the new Fund Defendants as the initial defendants. Second, the newly-added defendants are not prejudiced by their addition to the cases since these defendants knew that they were likely to be named as defendants and

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LXR Biotechnology, Inc., 928 F. Supp. 1301 (S.D.N.Y. 1996) (sustaining § 12(a)(2) claims because signing a registration statement is, at the pleading stage, "a sufficient allegation" that defendants solicited purchases and therefore were statutory sellers) (citing *Capri v. Murphy*, 856 F.2d 473, 478 (2d Cir. 1988) (holding defendants who prepared and circulated prospectuses to plaintiffs were properly defined as sellers)); *In re Prison Realty Sec. Litig.*, 117 F. Supp. 2d 681, 691 (M.D. Tenn. 2000) (complaint sufficiently alleged solicitation under § 12(a)(2) by alleging that defendants jointly prepared and/or signed prospectus).

discovery has not even begun. The newly-named § 11 and § 12(a)(2) Fund Defendants are either Registrant/Issuers of the mutual funds sued in the initial complaint, their underwriters or individuals who signed the registration statements. These defendants can be presumed to have received notice either directly from the mutual funds themselves or, at minimum, by the widespread publicity concerning this mutual fund scandal. *W. Contracting Corp. v. Bechtel Corp.*, 885 F.2d 1196, 1201 (4th Cir. 1989) ("Notice may be presumed when the nature of the claim is apparent in the initial pleading and the added defendant has either a sufficient identity of interest with the original defendant or received formal or informal notice of the claim"); *see also Phillips v. United Fixtures Co.*, 168 F.R.D. 183, 186-87 (W.D. Va. 1996) ("'Informal' notice to the new party of the commencement of the action is sufficient") (citation omitted). Finally, the newly added Fund Defendants are all additional entities within the named mutual fund family, or the parent corporations of the fund family, or officers and directors of the mutual fund entities.

C. Control Person Claims: The Complaints Sufficiently Allege Control Person Claims

Plaintiffs' Complaints state claims for control person liability under § 20(a) of the Exchange Act and § 15 of the Securities Act. *See* 15 U.S.C. §§ 77o, 78t(a). A control person is a person who, "directly or indirectly, controls any person" who is liable under the Exchange Act or Securities Act. 15 U.S.C. § 78t(a); *see also* 15 U.S.C. § 77o.[52]

Control person liability is sufficiently pleaded where the complaint alleges: (i) "the facts of control"; and (ii) "the underlying violation by the controlled person." *Royal Ahold*, 351 F. Supp. 2d at 408; *Strougo ex rel. Brazil Fund v. Scudder, Stevens & Clark, Inc.*, 964 F. Supp. 783, 806 (S.D.N.Y. 1997) (finding Exchange Act and ICA control person claims properly pled by

[52] The ICA control person claim is addressed in Section III.D.2.d., *infra*.

applying single test). *See also Adams v. Kinder-Morgan, Inc.*, 340 F.3d 1083, 1108-09 (10th Cir. 2003) (holding that CEO has "ultimate management authority of the corporation on a daily basis" and because the claims related "specifically to official reports of the company's financial performance," the mere allegation that individual defendant was the CFO was sufficient to plead his control person status). The Complaint more than satisfy these requirements.[53]

There is no heightened pleading standard for "control person" status, rather Rule 8's notice pleading standard applies. *See IPO,* 241 F. Supp. 2d at 396-97 ("Section 20(a) must therefore be pleaded only in accordance with Rule 8(a)."); *see also Royal Ahold,* 351 F. Supp. 2d at 408; *IPO,* 241 F. Supp. 2d at 354, 396; *In re WorldCom, Inc. Sec. Litig.*, 294 F. Supp. 2d 392, 415 (S.D.N.Y. 2003).[54] Whether an individual defendant is a control person is an intensely factual question that should normally be reserved for the finder of fact. *See, e.g., Cabletron*, 311 F.3d at 41; *Howard v. Everex Sys.*, 228 F.3d 1057, 1065 (9th Cir. 2000); *MicroStrategy*, 115 F. Supp. 2d at 661. Indeed, many courts have upheld complaints where plaintiffs made only rudimentary allegations of control. For example, in *Royal Ahold,* the complaint alleged that the

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[53] *See, e.g.,* Alliance ¶¶237-40 (alleging Control Person Defendants were "controlling persons," that each "had the power to influence and control and did influence and control, directly or indirectly, the decision making and actions of the Funds, including the content and dissemination of the various statements which plaintiffs contend are false and misleading," that each "had direct and supervisory involvement," and alleging predicate violations of the Exchange Act); Allianz Dresdner ¶¶288-90 (alleging § 15 Control Person Defendants were "control person," that they "directly and indirectly, had the power and authority, and exercised the same, to cause the Section 11 Defendants, and the Section 12(a)(2) Offeror/Seller Defendants, to engage in the wrongful conduct complained of herein," and "issued, caused to be issued, and participated in the issuance of materially misleading statements in the Registration Statements").

[54] Plaintiffs are not required to allege "culpable participation" beyond the facts of control and the underlying violation by the controlled person. *Royal Ahold,* 351 F. Supp. 2d at 408; *see also In re MicroStrategy, Inc. Sec. Litig.*, 115 F. Supp. 2d 620, 659 (E.D. Va. 2000) (stating plaintiffs need not plead "culpable participation"). In any event, plaintiffs have alleged the "culpable participation" of many of the defendants alleged to be control persons.

individuals had "direct and supervisory involvement in the day-to-day operations" of the companies, and that they "influenced and controlled, directly or indirectly, the decision-making of [the companies], including the content and dissemination of the various statements and SEC filings that Lead Plaintiffs allege are false and misleading." 351 F. Supp. 2d at 409. Because the court found that these were "'facts from which it can reasonably be inferred the defendant[s] were control person[s],'" the court found control person liability properly pled. *Id.* (quoting *MicroStrategy,* 115 F. Supp. 2d at 661) (alteration in *Royal Ahold*).

D. Investment Company Act: The Complaints Sufficiently Allege Claims Under The Investment Company Act

To plead ICA claims, plaintiffs must set forth only "a short and plain statement of the claim showing that the pleader is entitled to relief." Fed. R. Civ. P. 8(a)(2), *Migdal v. Rowe-Price Fleming Int'l,* 248 F.3d 321, 325-26 (4th Cir. 2001); *see also Pfeiffer v. Bjurman, Barry & Assocs.,* 2004 WL 1903075, at *3 (S.D.N.Y Aug. 26, 2004) (citing *Swierkiewicz v. Sorema N.A.,* 534 U.S. 506, 512 (2002)); *IPO,* 241 F. Supp. 2d at 295 (the general requirements for pleading are found in Rule 8 unless a specific statute sets forth a different pleading standard). Plaintiffs need only provide a "factual basis for believing that a legal violation has actually occurred." *Migdal,* 248 F.3d at 328. "It is unnecessary for the plaintiff to set forth evidentiary details to support this allegation," or to plead evidentiary support for each element of the claim which must be established at trial. *Pfeiffer,* 2004 WL 1903075, at *4.[55]

[55] *Pfeiffer* further explains that the standard enunciated in *Gartenberg v. Merrill Lynch Asset Mgmt., Inc.,* 694 F.2d 923 (2d Cir. 1982), and advocated by Fund Defendants applies -- if at all -- only at trial, and not at the motion to dismiss stage. *See also, Millenco L.P. v. meVC Advisors, Inc.,* 2002 WL 31051604, at *3 (D. Del. Aug. 21, 2002) (rejecting defendants' contention that the *Gartenberg* factors should apply at the motion to dismiss stage).

1. Plaintiffs Have Stated A Claim Under § 36(b) Of The Investment Company Act

Section 36(b) imposes a fiduciary duty on investment advisers and others "with respect to the receipt of compensation for services" and creates an express private right of action "for breach of fiduciary duty in respect of such compensation." *Migdal,* 248 F.3d at 326; *see also Meyer v. Oppenheimer Mgmt. Corp.*, 895 F.2d 861, 866 (2d Cir. 1990).[56] In the Fourth Circuit, a § 36(b) claim requires allegations that "the compensation or payment received by the investment adviser was disproportionate to the services rendered." *Migdal*, 248 F.3d at 329 (quotes omitted). Unlike in *Midgal*, where the plaintiff's allegations "[did] not remotely touch on the issue of what, if any, relation exists between the disputed fees on the one hand, and the services provided in consideration for their payment, on the other hand," the allegations made by plaintiffs here in support of their § 36(b) claim fall squarely within the ambit of the statute and are not of the type that have been dismissed by other courts. *Id.*, at 325.[57]

56 Section 36(b) provides, in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment adviser, or any affiliated person of such investment adviser, or any other person enumerated in [Section 36(a)] who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect of such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person.

15 U.S.C. § 80a-35(b).

57 Because the § 36(b) claim is direct, rather than derivative, plaintiffs need not plead that a demand was made and refused or, in the alternative, plead demand futility. *See, Fox v. Reich & Tang, Inc.*, 692 F.2d 250, 262 (2d Cir. 1982), *aff'd sub nom, Daily Income Fund, Inc. v. Fox*, 464 U.S. 523 (1984); *Kamen v. Kemper Fin. Serv.*, 500 U.S. 90, 108 (1991) ("[Section] 36(b) of the

Here, the Fund Defendants were paid advisory fees by plaintiffs who had a legitimate expectation that the fees they were paying were being used to perform advisory functions in plaintiffs' best interest. Yet, all the while, the Fund Defendants allowed the Trader Defendants to siphon off profits, harming plaintiffs with no corresponding benefit or reduction in fees because of the decreased performance. This is not a case, like *Migdal*, in which plaintiffs claimed that merely because the fund underperformed, the investment advisors' pay was excessive. 248 F.3d at 327.[58] Likewise, the course of conduct alleged in the Complaints does not resemble cases where "mismanagement" has been alleged due to, for instance, an advisor's discretionary selection of assets in which to invest fund assets.[59]

Further, the Complaints allege that the Funds' advisory contracts did not provide for a fixed dollar amount to be paid to the Fund advisors. Instead, the advisory contracts mandate that the Fund advisors are paid a percentage of assets under management. Because, as alleged in the Complaints, the market timing and late trading activities *increased* the amount of assets under

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ICA expressly provides that an individual shareholder may bring an action on behalf of the investment company for breach of the investment adviser's fiduciary duty ... [and such action] "is ***direct rather than derivative*** and can therefore be maintained without any precomplaint demand on the directors.") (emphasis added).

58 *Benak ex rel. Alliance Premiere Growth Fund v. Alliance Capital Mgmt. L.P.*, 2004 WL 1459249 (D.N.J. Feb. 9, 2004) is similarly distinguishable as plaintiffs there, unlike here, simply challenged defendants' investment decisions. The Fund Defendants also rely on *Green v. Fund Asset Mgmt., L.P.*, 147 F. Supp. 2d 318 (D.N.J. 2001) ("*Green I*"). In *Green I*, plaintiffs' claims were essentially based upon a breach of fiduciary duty resulting from an alleged conflict of interest in the way the fund was managed. *Id.* at 326. While the Fund Defendants cite *Green I* for the proposition that claims of mismanagement are not cognizable under § 36(b), Plaintiffs' here are not alleging mere mismanagement.

59 Indeed, the instant Complaints bear no resemblance to the sort of one-count complaint dismissed by Judge Davis in *Migdal*, representative of cases "in which a class of mutual fund investors seeks to exercise a measure of control over the setting of fees paid by such funds (and charged to their investors) for investment advisory services, and the resistance of the investment advisory industry to those efforts." *Midgal v. Rowe Price-Fleming Int'l, Inc.*, 2000 WL 350400, at *1 (D. Md. March 20, 2000), *aff'd*, 248 F.3d 321 (4th Cir. 2001).

management and thereby increased the collection of advisory fees by the Fund advisors, such activity directly relates to the compensation paid to the Fund advisors.

The Fund Defendants' understanding of § 36(b), Fund Omn. at 37-39, is so restrictive as to disable plaintiffs from ever alleging ***any*** set of facts entitling them to relief (or even sufficient to survive a motion to dismiss). Inasmuch as Congress specifically amended the ICA to create a private right of action in § 36(b) - when implied rights were already recognized – such a reading of the statute is incorrect. *See Langner v. Brown,* 913 F. Supp. 260, 267 (S.D.N.Y. 1996) ("The history and whole pattern of the Investment Company Act convince us that Congress by this statute intended to deter mismanagement of investment companies for the protection of investment company security holders.") (citing *Herpich v. Wallace,* 430 F.2d 792, 815-16 (5th Cir. 1970)).

a. Section 36(b) Encompasses <u>Market Timing And Late-Trading Claims</u>

Although this Court may be the first to decide the application of a § 36(b) claim to the unprecedented market timing and late trading scandal, the text of the statute and relevant authority contemplate such claims.

Section 36(b) provides a federal remedy for breaches of fiduciary duty by Fund advisors and their affiliates.[60] While there must be some relationship between the fees paid to the Fund Defendants and the wrongful conduct alleged in the Complaints, the focus of plaintiffs' allegations need not be entirely on fees. For example, the Second Circuit has "permitted challenges under section 36(b) for breaches of fiduciary duty as long as they *result in* or *pertain*

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[60] A § 36(b) claim does not preempt simultaneous state law claims for breach of fiduciary duty. *Green v. Fund Asset Mgmt., L.P.*, 245 F.3d 214, 230 (3d Cir. 2001) (holding that state law claims for breach of fiduciary duty and deceit are not preempted by § 36(b) of the ICA).

to excessive fees." *Rohrbaugh v. Inv. Co. Inst.*, 2002 WL 31100821, at *9 (D.D.C. July 2, 2002) (emphasis added); *see also Galfand v. Chestnutt Corp.*, 545 F.2d 807, 811-12 (2d Cir. 1976) (permitting a § 36(b) claim against an investment adviser who withheld information regarding his proposed contract for management fees.

Other courts have observed that "[t]he plain language of § 36(b) does not specify that the breach of fiduciary duty must relate to excessive compensation." *Green v. Nuveen Advisory Corp.*, 186 F.R.D. 486, 491 (N.D. Ill. 1999) (*"Nuveen"*) (upholding claim that "compensation agreements create[d] a *conflict of interest* breaching a fiduciary duty in violation of § 36(b)"). Similarly, in *Green v. Fund Asset Mgmt., L.P.*, 19 F. Supp. 2d 227 (D.N.J. 1998) (*"Green II"*), the court upheld a claim where plaintiffs expressly conceded that "they [did] not allege that the advisory fees . . . *were excessive or disproportionate*." 19 F. Supp. 2d at 234 (emphasis added).[61] *See also Green I*, 147 F. Supp. 2d at 322, 326 (upholding claims where no allegation that compensation was excessive).

The Fund Defendants further assert that plaintiffs' market timing and late trading claims are not legally cognizable because the advisory fees were not disproportionate to the services rendered. However, as alleged in the Complaints and described above, the Fund Defendants' "services" were grossly deficient in light of the payments they received. In any event, as the case law described above demonstrates, § 36(b) contemplates a far greater range of allegations than merely disproportionate fees. *See, e.g., Nuveen, supra; Green I, supra.*[62] In contrast, far

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61 The court noted, however, that "when the fees are excessive or disproportionate to the services rendered, this clearly gives rise to a claim for breach of fiduciary duty under Section 36(b)." *Green II*, 19 F. Supp. 2d at 235 n.11.

62 The cases on which the Fund Defendants rely are distinguishable. In *Krantz v. Prudential Inv. Fund Mgmt., LLC*, 305 F.3d 140, 142 (3rd Cir. 2002), the Third Circuit affirmed dismissal of plaintiffs' complaint because the "only facts pleaded were that directors served on

from speculation or "bare" allegations, the instant Complaints allege, in greater detail than is even required, misconduct that has become a matter of intense scrutiny within the investment community, and contains extensive detail on illicit conduct and why the compensation received by the Fund Defendants was improper.

b. **The Funds' Directors And Trustees Are Proper Defendants In Plaintiffs' § 36(b) Claims**

Section 36(b) claims may be brought against any "person enumerated in [§ 36(a)]." 15 U.S.C. § 80a-35(b). Section 36(a)(1) specifically lists "officer[s], director[s] [and] member[s] of any advisory board, investment adviser or depositor" as proper defendants.[63] Here, the Fund Trustees and Directors filled the role of "director" of the Funds' investment advisors and thus are proper defendants. Indeed, the Second Circuit has held that directors and officers can be sued directly by shareholders for breach of fiduciary duty under § 36(b). *See Strougo v. Bassini,* 282 F.3d 162, 173 (2d Cir. 2002).

Likewise, the Fund Defendants mistakenly seek to shield the Fund Directors from § 36(b) liability, citing § 36(b)(3), which provides that no § 36(b) claim may be brought against "any person other than the recipient of such compensation or payments." Fund Omn. at 38. To plead

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multiple boards and were well-compensated." Similarly, in *Migdal*, plaintiffs "alleged nothing to suggest that the investment advisers' fees [were] excessive." 248 F.3d at 328. Likewise, in *Yampolsky v. Morgan Stanley Inv. Advisers, Inc.*, 2004 WL 1065533, *2 (S.D.N.Y. May 12, 2004), the court dismissed the complaint because it relied solely on "speculation, inference and generalized observations" and failed to contain any allegations indicating how or why the fees were unreasonable. In the other cases cited by the Fund Defendants (Fund Deriv. Omn. at 8-9), the plaintiffs' allegations either grossly lacked detail or alleged a § 36(b) violation based upon a failure to negotiate lower fees for investors - neither scenario applies to the Complaints. *See Levy v. Alliance Capital Mgmt., L.P.*, 1998 WL 744005 (S.D.N.Y. Oct. 26, 1998) (conclusory allegations); *Olesh v. Dreyfus Corp.*, 1995 WL 500491 at *17-18 (E.D.N.Y. August 8, 1995) (failure to negotiate reduced fees not a breach of fiduciary duty); *Wexler v. Equitable Capital Mgmt. Corp.*, 1994 WL 48807 (S.D.N.Y. Feb. 17, 1994) (same).

[63] The term "director" under the ICA specifically includes trustees. *See* 15 U.S.C. § 80a-2(a)(12).

in conformity with § 36(b)(3), a plaintiff must allege merely that "[a]ll of the defendants have ***directly or indirectly*** received from [defendants'] compensation or payments of a material nature." *Halligan v. Standard & Poor's/Intercapital, Inc.*, 434 F. Supp. 1082, 1084 (E.D.N.Y. 1977) (emphasis added). The court in *Halligan* stated that such allegations were:

> sufficient to bring plaintiff's claim within the requirement of § 36(b)(3) that the action be against "the recipient of . . . compensation or payments [for investment advisory services]."

Id. Here, plaintiffs have alleged that the Fund Trustees and Officers have received compensation coming from the advisory fees paid to each fund family's investment advisor. *See, e.g.*, Invesco ¶¶153-55; Janus ¶¶120-21. Plaintiffs' allegations against the Funds' Directors and Trustees for primary liability under § 36(b) are sufficient.[64]

2. Private Rights Of Action Exist Under §§ 34(b), 36(a) And 48(a) Of The Investment Company Act

Implied rights of action under the ICA fill a long, important, and established purpose to fulfill Congress' intent to protect mutual fund investors. Indeed, for over 40 years courts have recognized -- and continue to recognize -- private rights of action under the ICA.[65] Consistent with the terms of the ICA, its Congressional record, and the Supreme Court's guidance, courts

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[64] Claims against Investment Company or Registrant defendants (*i.e.*, the entities that hold the fund assets) under § 36(b) were asserted in error.

[65] *See, e.g., Brown v. Bullock*, 294 F.2d 415 (2d Cir. 1961) (affirming finding of a private right of action under § 36); *Taussig v. Wellington Fund, Inc.*, 313 F.2d 472, 476 (3d Cir. 1963) (finding implied private right of action under the ICA); *Levitt v. Johnson*, 334 F.2d 815 (1st Cir. 1964) (same); *Esplin v. Hirschi*, 402 F.2d 94, 102 (10th Cir. 1968) (same); *Meyer v. Oppenheimer Mgmt. Corp.*, 764 F.2d 76, 88 (2d Cir. 1985); *Bancroft Convertible Fund, Inc. v. Zico Inv. Holdings, Inc.*, 825 F.2d 731, 735 (3d Cir. 1987); *Strougo*, 282 F.3d 162; *McLachlan v. Simon*, 31 F. Supp. 2d 731, 737 (N.D. Cal. 1998); *Young v. Nationwide Life Ins. Co.*, 2 F. Supp. 2d 914 (S.D. Tex 1998).

continue to find implied private rights of action viable and important in effectuating the purposes of the ICA.

a. The Judicial Test For Determining The Existence Of Private Rights Of Action Under The ICA §§ 34(a), 36(a) And 48(a) Supports Such Rights

The starting point in the analysis of whether a private right of action exists for §§ 34(b), 36(a) and 48(a) is Congress' intent. "The central inquiry" in determining when a private right of action exists under a statute is "whether Congress intended to create, either expressly or by implication, a private cause of action." *Touche Ross & Co. v. Redington*, 442 U.S. 560, 575 (1979).

Although the Supreme Court has never directly addressed implied private rights under the ICA, the Supreme Court specifically held that the ICA's companion legislation, the Investment Advisor's Act of 1940 ("IAA"), supports implied private rights of action. *Transamerica Mortgage Advisors, Inc. v. Lewis*, 444 U.S. 11, 18 (1979).[66] In finding a private right of action available under the IAA, the Supreme Court looked to the jurisdiction of courts authorized to enforce the IAA, the remedial purposes of the IAA and the classes of people the IAA sought to protect. *Transamerica*, 444 U.S. 11. The same reasoning applies to the ICA:

> *Transamerica* addressed the question of whether private right of action exists under the Investment Advisors Act of 1940, 15 U.S.C. §§ 80b-1 to 80b-18a, the sister legislation to the ICA. The Investment Advisors Act, like the ICA, provided that contracts made in violation of the Act would be void. Unlike the ICA, however, the Investment Advisors Act made no mention of court intervention as does Section 46(b) of the ICA, nor did the Investment Advisors Act provide for jurisdiction over suits at law, as the ICA does. Notwithstanding the more narrow terms of the Investment Advisors Act, the Supreme Court determined that a private right of action existed for rescission of the contract

[66] Fund Defendants concede that *Transamerica* is governing precedent, but mischievously characterize *Transamerica's* holding as "no implied private right of action for ***damages*** exists under Section 206 of the IAA." Fund Omn. at 32 (emphasis added).

> along with restitution. *Transamerica*, 444 U.S. at 24 & n.14. Based on the plain language of the ICA and the Supreme Court's decision in *Transamerica*, the Court finds that a private right of action does exist. . . .

Carr v. Equistar Offshore, Ltd., 1995 WL 562178, at *14-15 (S.D.N.Y. Sept. 21, 1995). Pursuant to the holding in *Transamerica*, the ICA not only affords implied private rights of action, but because of the ICA's broader grant of jurisdiction to courts, both equitable ***and*** legal remedies are available for implied rights under the ICA. *Blatt v. Merrill Lynch, Pierce, Fenner & Smith*, 916 F. Supp. 1343, 1349 (D.N.J. 1996) ("Under [ICA] sections 47 and 44, therefore, a plaintiff can seek relief, either rescission or damages, by showing a violation of some other section of the Investment Company Act. This reading of the [ICA] is in accord with the Supreme Court's decision in *Transamerica*.").[67]

Supreme Court precedent considering private rights of action subsequent to *Transamerica* further supports their implication under ICA §§ 34(b), 36(a) and 48(a). In determining whether to imply a private right of action, an important factor along with the language of the statute and its legislative history is whether the statute discusses "the individuals [to be] protected." *Alexander v. Sandoval*, 532 U.S. 275, 289 (2001). If so, then an implied right of action exists.[68] *Id.*; *see also Gonzaga Univ. v. Doe*, 536 U.S. 273, 284 (2002) (noting that an

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67 *Cf. Blue Chip Stamps*, 421 U.S. at 735 (noting that one justification for implying a private right under § 10(b) is § 29(b) of the Exchange Act, which provides that "a contract made in violation of any provision of the 1934 Act is voidable at the option of the deceived party.").

68 Fund Defendants' contention that *Central Bank* somehow undid decades of jurisprudence specifically recognizing implied private right of action under the ICA (Fund Omn. at 32, n.20) has been flatly rejected. *See Young*, 2 F. Supp. 2d at 924-25 (*Central Bank* did not overrule governing authority regarding private rights of action under the ICA), *Blatt*, 916 F. Supp. 1343, 1350 n.5 ("[U]nlike the question presented in *Central Bank*, here the statutory text of the Investment Company Act supports the implied private right of action.").

implied right of action exists if the test of the statute is "phrased in terms of the persons benefited") (citation omitted).[69]

Here, the overarching theme of the ICA and the language of §§ 34(b) and 36(a) demonstrate that Congress intended for §§ 34(b) and 36(a) to be "for the protection of investors."[70] Section 36(a) states "the court may enjoin such persons from acting in any or all such capacities either permanently or temporarily *and award such injunctive or other relief* against such person as may be reasonable and appropriate in the circumstances, *having due regard to the protection of investors* and to the effectuation of the policies declared in section 1(b) of this title." 15 U.S.C. § 80a-35(a) (emphasis added). And § 1, the Congressional declaration of policy behind the ICA reads: "It is hereby declared that the policy and purposes of this title, in accordance with which the provisions of this title shall be interpreted, are to mitigate and, so far as is feasible, *to eliminate the conditions enumerated in this section which adversely affect the national public interest and the interest of investors.*" 15 U.S.C. § 80a-1 (emphasis added). As the instant suit is brought by mutual fund investors under statutory provisions of the ICA that protect investors, the Supreme Court's jurisprudence supports such rights. *See* following section, *infra*, analyzing §§ 34(b) and 36 in greater detail.

Contrary to the Fund Defendants' assertions, *Sandoval* and other recent Supreme Court precedent support maintaining implied private rights under the ICA. In the Supreme Court's

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69 Defendants cite *Gonzaga* for the proposition that there is no private right of action in the absence of clear and convincing congressional intent evidenced in text and structure of statute. Fund Omn. at 32. However, as discussed herein, Congress expressly intended for §§ 34(b) and 36(a) to be "for the protection of investors," implying a private right of action under both Sections and the Congressional record similarly reaffirms that Congress intended that courts imply private rights of action under the ICA, even after the enactment of § 36(b).

70 As discussed, *infra*, § 48(a) also supports liability for violators of §§ 34(b) and 36 through their control of others.

recent decision, *Jackson v. Birmingham Bd. of Educ.*, the Court found an implied private right of action under Title IX for claims of retaliation, even though such a private cause of action was not apparent from the text of the statute. 2005 WL 701076, at *3 (U.S. Mar. 29, 2005). In so holding, the Court further clarified its opinion in *Sandoval*, by explaining that a private right of action to enforce a *statute* does not necessarily include a private right to enforce *regulations* promulgated thereunder, especially when the enabling statute explicitly forbids one type of activity (in *Sandoval*, intentional misconduct), and the private right claimed under the regulations is based upon a different theory absent from the text of the statute (in *Sandoval*, a "disparate impact" theory). *Id.*, at *7.

In light of *Jackson*, Fund Defendants' arguments with respect to *Sandoval* are further undermined. First, as explained herein, plaintiffs allege ICA *statutory* violations that support private rights of action under a *statute*, rather than ICA rules or regulations (for instance, Rule 22c-1). Second, the alleged conduct falls squarely within the conduct proscribed by the ICA, and the ICA counts in the Complaints do not rely upon novel theories of liability outside the scope of the ICA sections.

Fund Defendants largely base their argument that "recent precedent" excludes private rights of action under the ICA on *Olmsted v. Pruco Life Ins. Co.*, 283 F.3d 429 (2d Cir. 2002), and a few lower courts that have followed the same. Fund Omn. at 32-36. However, in *Olmsted*, the Second Circuit merely declined to recognize a private right of action for §§ 26(f) and 27(i) because "[t]he language of these sections only describes actions by insurance companies that are prohibited; it does not mention investors such as the plaintiffs." *Olmsted*, 283 F.3d at 433. *Olmstead* did not speak to the implied rights at issue here, but the Second Circuit's decision in

Strougo v. Bassini, 282 F.3d at 173, decided contemporaneously with *Olmstead*, did. *Strougo* correctly recognized direct, private causes of action under ICA §§ 36(a) and 48(a). *Id.*

b. The Complaints Allege An Implied <u>Right Of Action Under ICA § 36(a)</u>

Section 36(a) of the ICA affords a remedy when a person serving or acting as officer, director, member of any advisory board, investment adviser, depositor, or principal underwriter for a registered investment company, engages in any act or practice constituting a breach of fiduciary duty involving personal misconduct in respect of the registered investment company. 15 U.S.C. § 80a-35(a). Under the ICA, claims for breach of fiduciary duty unrelated to fees may be asserted under § 36(a).[71] *Midgal*, 2000 WL 350400, at *2 (D. Md. Mar. 20, 2000). Here, the Complaints sufficiently allege breaches of fiduciary duty by the Fund Defendants.

Although an implied private right of action has been widely recognized under § 36(a) – even after § 36(b) was created – defendants argue that Congress' strengthening of the ICA by creating an express right of action under § 36(b) undid other private rights. Fund Omn. at 35. However, "Congress did not intend [the 1970 amendment and addition of Section 36(b)] to abrogate the private action already recognized under the [ICA] for other types of breach of fiduciary duty." *Tannenbaum v. Zeller*, 552 F.2d 402, 417 (2d Cir. 1977) (citing *Fogel v. Chestnutt*, 533 F.2d 731 (2d Cir. 1975) *cert. denied*, 429 U.S. 824 (1976)).[72]

71 As explained by the court in *In re Nuveen Fund Litig.*, 1996 WL 328006, at *12 (N.D. Ill. June 11, 1996), "the [Senate Banking] Committee also noted that '[i]n appropriate cases, nonfeasance of duty or abdication of responsibility would constitute a breach of fiduciary duty involving personal misconduct.'" Should the Court determine that some of Plaintiffs' claims for breach of fiduciary duty fall outside § 36(b), § 36(a) captures those allegations and is therefore an important tool in the enforcement of the ICA.

72 *See also Bancroft*, 825 F.2d at 735 ("Inclusion of such an express private remedy [under § 36(b)] has nothing to do with other sections of the Act, however, and in no way suggests a congressional intent to abolish established implied causes of action for their enforcement");

Indeed, Congress' amendments to ICA § 36 served to augment – not reduce – the rights of shareholders seeking to enforce under the ICA, and did not undo the important, long-standing service of implied private rights:

> The rationale for implying private rights of action under the securities laws beyond those actions expressly provided for had been well articulated by the Supreme Court when it observed that implied private rights of action allowing shareholders to sue to remedy their losses would significantly assist the congressional goal of promoting fair corporate suffrage. But in recent years, the Supreme Court turned its focus toward a strict construction of statutory language and expressed intent.
>
> ***The Committee wishes to make plain that it expects the courts to imply private rights of action under this legislation, where the plaintiff falls within the class of persons protected by the statutory provision in question.*** Such a right would be consistent with and further Congress' intent in enacting that provision, and where such actions would not improperly occupy an area traditionally the concern of state law. In appropriate instances, for example, ***breaches of fiduciary duty involving personal misconduct should be remedied under Section 36(a) of the Investment Company Act.***

H.R. Rep. No. 96-1341, at 28-29 (1980), *reprinted in* 1980 U.S.C.C.A.N. 4810-11 (footnotes omitted) (emphasis added); *see also In re ML-Lee Acquisition Fund II, L.P.*, 848 F. Supp. 527, 542 (D. Del. 1994) (finding an implied private right of action under § 36(a), relying on H.R. Rep. No. 96-1341).

Recently, the Second Circuit has reaffirmed the actionability of § 36(a) in *Strougo*, 282 F.3d 162, in which it held that mutual fund shareholders had standing to bring direct actions asserting private rights of action under §§ 36(a), 36(b) and 48 of the ICA. The Second Circuit emphasized that "the general policy statement of the ICA" regarding mutual funds includes the

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Krinsk v. Fund Asset Mgmt., Inc., 654 F. Supp. 1227, 1231-32 (S.D.N.Y. 1987) (nothing in the Congressional purpose in creating § 36(b) "purports to undo the private rights of action that courts had previously found to exist prior to 1970 or to limit the creation of future ones."); *Whitman v. Fuqua*, 549 F. Supp. 315, 321-23 (W.D. Pa. 1982) (creation of § 36(b) did not limit implied rights).

objectives of "protecting all classes of investment company security holders from the special interests of directors, officers . . . and preventing investment companies from failing to protect 'the preferences and privileges of the holders of their outstanding securities.'" *Id.* at 176 (citing ICA § 1(b)).

c. The Complaints Allege An Actionable Private Right Under ICA § 34(b)

Section 34(b), which echoes § 10(b) of the Exchange Act, makes "it unlawful for any person to make any untrue statement of a material fact" or material omission in "any registration statement . . . or other document filed or transmitted pursuant to this title or the keeping of which is required *pursuant to § 31(a)*."[73] (emphasis added). Section 31(a) expressly states that its requirements are intended "for the protection of investors." Additionally, § 8 of the ICA, which sets out the reporting requirements for the registration statement discussed in § 34(b), states that the purpose of a registration statement is "for the protection of investors." As discussed in § III.A.2, *supra*, the Complaints allege that the Funds' registration statement and other filings contained material misstatements and omissions.[74]

Section 34(b) proscribes the omission of facts "necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading," and supports finding an implied private right of action. Given that the materiality analysis is governed by reference to a reasonable *investor's* view of the

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[73] ICA § 34(b) does not require scienter or any other mental state. Courts that have considered the requisite mental state for such a violation have concluded that negligence suffices. *See, e.g., SEC v. Steadman*, 967 F.2d 636, 642 n.4 (D.C. Cir. 1992).

[74] That ICA claims overlap with other rights under the Securities Act or Exchange Act is not grounds for their dismissal as "concomitant claims under the various federal securities laws are permitted." *Blatt*, 916 F. Supp. at 1350 n.6.

significance of such omissions, it is apparent that the phrase "materially misleading" has meaning only in the context of protecting investors.[75]

Applying the same sort of thorough analysis, the court in *Nuveen*, 1996 WL 328006 (N.D. Ill. Jun. 11, 1996), supported a private cause of action under § 34(b). *Id.*, at *11. The court concluded that "[i]n light of the ICA's remedial purposes, the substantial line of precedent recognizing implied private rights action under the ICA . . . the legislative intent attendant to two subsequent amendments to the ICA," and the plain "language and structure of the statute," a private cause of action existed under § 34(b). *Id.*, at *4. Relying on the statutory text in this manner to interpret legislative intent as the court in *Nuveen* did – and plaintiffs do here – is consistent with the approach mandated by the Supreme Court and supports implication of a private right of action for § 34(b).

d. Section 48(a) Provides A Private Right Of <u>Action For Control Person Liability Under The ICA</u>

Plaintiffs' allegations of control by certain of the Fund Defendants over fund activities state a claim under § 48(a) of the ICA. Courts have consistently recognized an implied cause of action for control person liability for underlying ICA violations under ICA § 48(a). *See Strougo*, 282 F.3d at 166, 176-77 ("The complaint further alleges that certain defendants violated § 48 of the ICA because of their positions of authority and control at the Fund . . . . We hold that the plaintiff's alleged injuries associated with coercion support direct claims under . . . [§] 48 of the ICA."); *ML-Lee Acquisition Fund II*, 848 F. Supp. at 545 ("insofar as Plaintiffs allege that the transactions at issue in the Complaint were undertaken illegally between 'affiliated' entities and

75 *See, e.g.*, *DeMaria v. Andersen*, 318 F.3d 170, 180 (2d Cir. 2003) (noting that a fact is material if there is "a substantial likelihood that the disclosure of the omitted [information] would have been viewed by the reasonable investor as having significantly altered the 'total mix' of information made available") (quoting *TSC*, 426 U.S. at 449).

that the alleged controlling Defendants caused those actions to be taken, the Court concludes those controlling Defendants can possibly be held accountable under section 48(a)").[76] Fund Defendants fail to proffer any support to the contrary.

The Fund Defendants contend instead that even if courts recognize an implied right of action, such claim cannot be based on a § 36(b) underlying violation. Fund Omn. at 41-42. This heavily circumscribed application of the statute is not only belied by existing case law, but it is factually inapposite here. First, Fund Defendants premise their argument on the flawed notion that a statute creating control person liability cannot expand the class of defendants that may be held liable for an underlying violation. Such a view of control person liability contradicts well-settled principles of control person liability.[77] Second, courts have, in fact, recognized a § 48(a) claim for primary liability under § 36(b). For instance, in *Strougo*, *supra*, the shareholder plaintiff brought claims under, *inter alia*, §§ 36(a) and 36(b) of the ICA against directors, officers, and the investment advisor of an investment fund in connection with a rights offering. *Strougo*, 282 F.3d at 166. The plaintiff in *Strougo* also alleged that certain defendants violated § 48 "because of their positions of authority and control at the Fund." *Id.* The Second Circuit permitted the plaintiff to proceed with his claims under §§ 36(a), 36(b), and 48 of the ICA. *Id.* at 176-77.

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76 *See also Dowling v. Narragansett Capital Corp.*, 735 F. Supp. 1105, 1122-23 (D.R.I. 1990) (upholding claim under §§ 48(a)); *Jerozal v. Cash Reserve Mgmt., Inc.*, 1982 WL 1363, at *6 (S.D.N.Y. Aug. 10, 1982) (same).

77 For example, although §§ 11 and 12(a)(2) claims under the Securities Act are limited in their application to a certain category of defendants, it is well settled that a § 15 claim for control person liability based on the same statutory violation is not so limited. *See, e.g., In re MusicMaker.com Sec. Litig.*, 2001 WL 34062431 (C.D. Cal. June 4, 2001). (directly addressing that although defendants were not among the statutory categories of possible defendants for a primary violation of §§ 11 or 12 of the Securities Act, they could be held liable as control persons under § 15): *see also, Jerozal*, 1982 WL 1363, at *6 (analogizing § 48(a) of the ICA to § 20(a) of the Exchange Act).

While the Fund Defendants attempt to challenge the propriety of a § 48(a) claim in connection with a primary violation under § 36(b), they are notably silent on the sustainability of a § 48(a) claim with respect to plaintiffs' other ICA claims. The Fund Defendants do not – nor could they – contend that their argument attempting to limit § 48(a) applies to §§ 34(b) and 36(a) underlying violations.

Ultimately, the Fund Defendants cannot escape what courts have held: that § 48(a) makes it unlawful to do indirectly, or through another person, that which one could not do directly under the ICA. *See Lessler v. Little*, 857 F.2d 866, 873 (1st Cir. 1988); *ML-Lee Acquisition Fund II*, 848 F. Supp. at 545 ("Section 48(a) proscribes any actions taken 'to cause' another to take actions that are unlawful under the Investment Company Act"). This is precisely what plaintiffs have alleged. *See, e.g.*, Janus ¶¶92-108, 123-39; MFS ¶¶6-9, 100-06, 201, 283; Pilgrim Baxter ¶¶6-9, 83-89, 223; Invesco ¶¶6-9, 90-93, 242; One Group ¶¶3, 70, 77-91; Strong ¶¶3, 89, 90-91, 98-106.

Finally, the Fund Defendants improperly – and without supporting authority[78] – appeal to the § 48(a)'s ***title*** – "Procurement" – rather than its text, to exclude the conduct alleged against them. Fund Omn. at 42. There is no legal basis for such an exclusive reading of the statute – as the Fund Defendants' inability to cite any relevant authority suggests.[79]

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[78] The Fund Defendants cite two SEC actions, both of which simply state that § 48(a) prohibits a person from doing any act through another person - or device - which would be unlawful for that person to do himself – a position that is consistent with Plaintiffs' argument. *See SEC v. M. Wesley Groshans & Brokers Capital Mgmt., Inc.*, 1990 WL 322073, at *2 (E.D. PA Oct. 19, 1990); *In re Axe-Houghton*, SEC No-Action Letter, 1973 WL 11345, at *2 (Dec. 16, 1973).

[79] Defendants' bizarre assertion that Plaintiffs must plead in conformity with the ***title*** of § 48(a) ("Procurement"), rather than its substance, betrays both the text of § 48(a) and the liberal pleading standard for ICA claims. Indeed, the Fund Defendants' position undercuts their other arguments: were such a standard of statutory construction viable, then, at minimum, all of the

E. Plaintiffs' State-Law Claims Are Not Preempted By SLUSA[80]

Plaintiffs' state law claims are not preempted by SLUSA, 15 U.S.C. § 77(p)(b), which provides that "[n]o covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging (1) an untrue statement or omission of a material fact in connection with the purchase or sale of a covered security; or (2) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security." 15 U.S.C. § 77(p)(b); 15 U.S.C. § 77bb(f)(1).

SLUSA preemption "is not unlimited," and where the claims asserted do not satisfy SLUSA's prerequisites, the court may not dismiss the claims.[81] As explained by the Second Circuit, "[t]he clear and unambiguous language convinces us that SLUSA was intended to completely preempt the field of *certain types* of securities class actions by essentially converting a state law claim into a federal claim . . . . SLUSA does not, however, preclude all state enforcement or private causes of action in securities fraud cases." *Spielman,* 332 F.3d at 123-24

Complaints' § 36 claims are plainly actionable irrespective of any arguments raised by the Fund Defendants, as the title of § 36 is "Breaches of Fiduciary Duty," and allegations of breaches of fiduciary duties by the Fund Defendants appear across the Complaints.

80 The parties have agreed to defer briefing on all other state law issues at the present time. Fund Omn. at 42-43. The Trader Defendants, nonetheless, raise the claimed complexity of choice of law issues as one potential basis justifying dismissal of the state law claims. *See* Trader Omn. 51. At the appropriate time, Plaintiffs will demonstrate that choice of law issues may be resolved through relatively simple analysis which will not unduly complicate this case. At the present time, however, the Trader Defendants' choice of law argument is not ripe and should not be considered by the Court in evaluating the Motions to Dismiss.

81 *Norman v. Salomon Smith Barney, Inc.*, 350 F. Supp. 2d 382, 386 (S.D.N.Y. 2004) (citing *Spielman v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 332 F.3d 116, 123 (2d Cir. 2003)); *see also Bradfisch v. Templeton Funds, Inc.*, 319 F. Supp. 2d 897, 901 (S.D. Ill. 2004) (allowing state law breach of duty claims to proceed in market timing case).

(emphasis in original). SLUSA converts into federal claims only those state claims that fall within its "clear preemptive scope." *Id.* at 124. Indeed,

> "Congress was mindful to preserve the balance between establishing and maintaining 'national standards for securities class action lawsuits involving nationally traded securities' and 'preserving the appropriate enforcement powers of State securities regulators . . . . This balance was achieved by expressly confining SLUSA preemption and removal to lawsuits in which the plaintiff alleges a state law violation stemming from (for purposes of this suit) 'a misrepresentation or omission of a material fact in connection with the purchase or sale of a covered security . . . .'"

Spielman, 332 F.3d at 124 (citing 15 U.S.C. § 78bb(f)(1)(A)).

Defendants, as the parties asserting SLUSA preemption, bear the burden of establishing that all of SLUSA's requirements are met as to each of the state law claims in each of the Complaints. *See Green v. Ameritrade*, 279 F.3d 590, 599 (8th Cir. 2002); *Gutierrez v. Deloitte & Touche, L.L.P.*, 147 F. Supp. 2d 584, 587-88 (W.D. Tex. 2001).

1. Plaintiffs' State Law Claims Do Not Rely On Misrepresentations Or Fraud, And Thus Fall Outside SLUSA's Ambit

The Complaints allege state law claims for, *inter alia,* breach of fiduciary duty, aiding and abetting breach of fiduciary duty and unjust enrichment. These state law non-fraud claims are separate from the federal securities claims that are based on defendants' omissions and/or fraudulent scheme.

Because the specific state law claims alleged in the Complaints "are not securities fraud claims, nor claims that depend on establishing material misrepresentations or omissions in connection with the purchase or sale of securities," SLUSA does not apply. *Norman,* 350 F. Supp. 2d at 387 (state law claims of breach of contract and breach of fiduciary duty not preempted). Often termed the "necessary component test," a complaint is preempted by SLUSA only when it asserts (1) an explicit claim of fraud (e.g., common law fraud or fraudulent inducement), or (2) other garden variety state law claims that "sound in fraud." But "***SLUSA does not preempt claims which do not have as a necessary component misrepresentation[s], untrue statements, or omissions of material facts made in connection with the purchase or sale of a security.***" *Xpedior Creditor Trust v. Credit Suisse First Boston (USA), Inc.*, 341 F. Supp. 2d 258, 266 (S.D.N.Y. 2004) (internal footnotes and citations omitted) (emphasis added); *see also McEachern v. Equitable Life Assurance Soc'y*, 2001 WL 747320, at *2-3 (N.D. Ala. June 15, 2001) (court must consider elements of state law claims and determine whether misrepresentations alleged are necessary component of those claims).

"[T]he question is whether a material misstatement or omission in connection with the purchase or sale of a covered security is a *necessary component* of the claim." *Xpedior*, 341 F. Supp. 2d at 268 (emphasis in original); *see also Hines v. ESC Strategic Funds, Inc.*, 1999 WL 1705503, at *6 (M.D. Tenn. Sept. 17, 1999) ("only those allegations based on untrue statements or omissions of material facts . . . are preempted"); *Shaw v. Charles Schwab & Co.*, 128 F. Supp. 2d 1270, 1274 (C.D. Cal. 2001) (claims not based on misrepresentations may proceed).

Defendants cite the Seventh Circuit's recent opinion in *Kircher v. Putnam Funds Trust*, 2005 WL 757255 (7th Cir. Apr. 5, 2005) (discussed in detail below), holding that the state law claims alleged in the *Kircher* complaint by holders are preempted by SLUSA. But, replicating the necessary component test, even the *Kircher* court drew a distinction between state law claims that relied on deceit or manipulation (the only claims at issue in *Kircher*) – which may be preempted by SLUSA – and state law claims that do ***not*** rely on deceit or manipulation which, as is explained below, are ***not*** preempted by SLUSA. *Id.*, at *3.[82]

[82] Specifically, the Seventh Circuit in *Kircher* noted: "Plaintiffs do not contend that any *other* part of SLUSA is pertinent; in particular they do not argue in their briefs – and did not

The recent cases of *Norman* and *Xpedior Creditor Trust*, 341 F. Supp. 2d 258 (S.D.N.Y. 2004) are more instructive and persuasive. Those opinions analyzed whether either fraud or misrepresentation was a necessary component of the alleged state law claims. *See Norman*, 350 F. Supp. 2d at 386; *Xpedior*, 341 F. Supp. 2d at 261. Here, similar to the claims in *Norman* and *Xpedior*, the Complaints allege breach of fiduciary duty, aiding and abetting breach of fiduciary duty, unjust enrichment and breach of contract. *See also, e.g.*, One Group ¶¶184-202; Alger ¶¶224-49. None of these claims require proof of fraud or misrepresentation as a necessary element:

- ***Breach of fiduciary duty*** claims generally require proof of the existence of a fiduciary relationship, breach, injury and proximate cause. *See, e.g.*, Restatement (Second) of Torts, § 874.

- ***Aiding and abetting breach of fiduciary duty*** claims generally require proof of the breach of a fiduciary duty to the plaintiff, and defendant's knowing participation in the breach and damages. *Id.* at comment c.

- ***Unjust enrichment*** generally requires only a showing that plaintiff conferred a benefit on defendant to plaintiff's detriment, that the benefit was accepted under circumstances where it would be inequitable for that benefit to be retained, and that plaintiff was thereby damaged. *See, e.g., Mass Transit Admin. v. Granite Construction Co.*, 471 A.2d 1121, 1125 (Md. App. 1984).

- ***Breach of contract*** claims generally require proof of existence of a contract, breach and damages. *See, e.g., Cont'l Masonry Co., Inc. v. Verdel Construction Co.*, 369 A.2d 566, 569 (Md. 1977).[83]

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maintain at oral argument despite the court's invitation – that their suits allege mismanagement rather than deceit or manipulation." *Kircher*, 2005 WL 757255, at *2. Although the Seventh Circuit continued, in parenthesed dicta, to surmise that a mismanagement claim would need to be cast as a derivative action, that issue was not developed and was not before the court. Here, at the proper procedural juncture, plaintiffs will demonstrate that each of their state law claims are properly brought in this direct class action.

[83] Plaintiffs provide these elements as examples for purposes of these motions to dismiss only, and do not intend to address any choice of law issues at this time.

Even going beyond the formal elements, here, none of the state law claims asserted in the Complaints sound in fraud. *See Xpedior,* 341 F. Supp. 2d at 266 (breach of contract, breach of the implied covenants of good faith and fair dealing, breach of fiduciary duty, and unjust enrichment claims not preempted); *see also Norman*, 350 F. Supp. 2d at 386.[84]

And plaintiffs' incorporation by reference of all prior allegations in the Complaints into the state law claims does not recast the state law claims into federal securities fraud claims. "The fact that the actions underlying the alleged breach could also form the factual predicate for a securities fraud action by different plaintiffs cannot magically transform every dispute . . . into a federal securities claim – the mere 'involvement of securities [does] not implicate the anti-fraud provisions of the securities laws.'" *Norman,* 350 F. Supp. 2d at 387-88 (quoting *Spielman,* 2001 WL 1182927, at *3); *see also Xpedior,* 341 F. Supp. 2d at 268 (simply because a complaint can give rise to a claim of state law fraud does not mean that the complaint must be read as such). As explained in *Norman,* "[w]hile plaintiffs may not avoid SLUSA pre-emption simply by artful pleading that avoids the actual words 'misrepresentation' or 'fraud,' neither may defendants avoid every possible claim by recasting any lawsuit in which a securities broker is a defendant into a securities fraud action." *Norman,* 350 F. Supp. 2d at 386.

84 Some courts have held that for state law claims to be preempted by SLUSA, those claims must also satisfy the requisite intent element for Exchange Act claims. *See, e.g., Magyery v. Transamerica Fin. Advisors, Inc.*, 315 F. Supp. 2d 954, 959-62 (N.D. Ind. 2004), and cases cited therein. Because Plaintiffs' state law claims do not include as a necessary component proof of fraud or misrepresentation with the requisite scienter required for Exchange Act claims, SLUSA does not apply. *Id.*; *see also Xpedior*, 341 F. Supp. 2d at 266.

2. State Law Claims On Behalf Of Holders Are Not Preempted by SLUSA

SLUSA does not apply for the further reason that SLUSA does not bar claims by holders.[85] *See, e.g., Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 395 F.3d 25, 44 (2d Cir. 2005); *Gutierrez*, 147 F. Supp. 2d at 593-94 (holder claims exempt from SLUSA); *Burns v. Prudential Sec., Inc.*, 218 F. Supp. 2d 911, 915 (N.D. Ohio 2002); *Hines*, 1999 WL 1705503, at *6.

Courts considering state law claims on behalf of holders based on market timing of mutual funds have denied dismissal under SLUSA, finding that holder claims do not satisfy SLUSA's "in connection with the purchase or sale of securities" requirement. *See, e.g., Meyer v. Putnam Int'l Voyager Fund*, 220 F.R.D. 127, 128-29 (D. Mass. 2004) *Bradfisch*, 319 F. Supp. 2d at 901; *Potter v. Janus Inv. Fund*, 2004 WL 1173201, at *2 (S.D. Ill. Feb. 12, 2004). The logic of those cases applies equally to the state law claims asserted here on behalf of holders, especially where, as here, defendants simultaneously argue that holders' claims do not satisfy the "purchase or sale" requirement.

Defendants' sweeping misconduct as alleged in the complaints caused unparalleled harm. Both those who purchased and sold mutual fund shares, as well as long-term holders of mutual

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[85] Defendants argue both that: (i) "plaintiffs cannot state a claim on behalf of holders because the private remedy under Section 10(b) is 'directed at fraud 'in connection with the purchase or sale' of securities'" (Fund Omn. at 18-19) (citing *Blue Chip Stamps*, 451 U.S. at 754-55); and (ii) state law claims cannot be brought on behalf of holders because the "in connection with" requirement of SLUSA *is* satisfied (Fund Omn. at 47). If accepted, Defendants' arguments would leave a substantial portion of the class – those who purchased mutual fund shares in advance of any wrongful conduct and who hold those shares to this day – without any recourse whatsoever. Neither the law nor the facts support this unjust conclusion. Indeed, this result is contrary to the Supreme Court's contemplation that claims by non-purchasers or non-sellers could be available under state law. *See Blue Chip Stamps,* 421 U.S. at 738 n.9.

fund shares who purchased prior to the illegal conduct and continue to hold to this day, were injured by defendants' misconduct in the same manner. Thus, due to the unique circumstances of this case, both federal securities claims and state law common law claims were brought together in one complaint, and plaintiffs asserted claims on behalf of classes of shareholders who "purchased and/or held" the mutual fund shares at issue. *See, e.g.*, Putnam ¶56.

Defendants' citation to the recent opinion in *Kircher*, is unpersuasive. As an initial matter, as discussed above, *Kircher* addressed only state law claims (brought by holders) that relied upon deceit or mismanagement, and did not address state law claims (brought by holders or anyone else) that did not rely on deceit or mismanagement. *Id.*, at *3. And *Kircher* considered whether holders as a class can always avoid SLUSA preemption. *Kircher* further continued, in *dicta*, that holders have no private right to bring a class action whatsoever, as a result of SLUSA, even under state law. *See* 15 U.S.C. § 77(p)(b) (SLUSA preempts only covered *class* actions). Because the expense of litigating cases such as these on an individual basis would be prohibitive, it is highly unlikely that the majority of individual holders would choose to bring their cases in state court on an individual basis. Defendants would thus likely evade liability for the harm they caused to an entire class of investors. This is inconsistent with the purpose of SLUSA: to bring class actions into federal court, not to affect class action status or extinguish substantive rights.

No court other than *Kircher* has questioned that, where plaintiffs have neither purchased nor sold securities during the Class Period, injured parties may proceed under state law. Indeed, numerous courts reviewing SLUSA's legislative history have held that Congress intended that holders be permitted to bring their claims under state law. *See, e.g., Dabit*, 395 F.3d at 41-44 (discussing legislative history; finding that "in enacting SLUSA Congress sought only to ensure that class actions brought by plaintiffs who satisfy the *Blue Chip* purchaser-seller rule are subject to the federal securities laws," and that holder claims may proceed in state court consistent with SLUSA); *Gutierrez,* 147 F. Supp. 2d at 595 ("In enacting the SLUSA, the legislative branch must have been aware of the interpretation of § 10(b) of the 1934 Act, which recognized causes of actions for the non purchase or non sale of securities were not covered by the 1934 Act and state law would fill those gaps. *See Blue Chip Stamps,* 421 U.S. at 738 n.9. Congress could have expanded the scope of actions covered by the SLUSA by providing that claims alleging misrepresentations in connection with the failure to purchase or sell a covered security shall also be removable to federal court . . . Congress did not so provide").[86]

3. The Court May Subclass Holders To Preserve Plaintiffs' State Law Claims

Defendants further assert that plaintiffs' state law claims must be dismissed because the putative classes include both purchasers and holders. *See, e.g.*, Trader Omn. at 50. The state law claims in these cases, however, can be limited to subclasses of long-term holders, thus preserving the holders' state law claims.[87]

Here, Defendants have sought dismissal of both federal and state claims brought on behalf of holders – the federal claims because, defendants claim, there is no private cause of

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[86] *See, e.g.*, H.R. Conf. Rep. 105-803, at 13 (1998) ("[SLUSA] makes Federal court the exclusive venue for ***most*** securities class action lawsuits") (emphasis added); *id.* at 13-14 ("The legislation provides for certain exceptions for specific types of actions. The legislation preserves State jurisdiction over . . . certain actions that are based upon the law of the State in which the issuer of the security in question is incorporated"); *Blue Chip Stamps,* 421 U.S. at 738 n.9.

[87] Rule 23(c)(4) of the Federal Rules of Civil Procedure permits this Court, in its discretion, to divide a putative class into subclasses "when appropriate." Fed. R. Civ. P. 23(c)(4). As the Advisory Committee notes explain, if the Court should agree with defendants that certain groups of class members are "divergent in interest," sub-classing may be appropriate. Advisory Committee Note to Rule 23(c)(4). The creation of subclasses is a purely procedural mechanism and does not affect the substance of the claims asserted. *See, e.g.*, 7A Charles Alan Wright & Arthur R. Miller, Federal Practice & Procedure § 1764.

action under *Blue Chip Stamps*; and the state law claims because they are alleged in the same Complaints as non-holder claims that, defendants argue, are preempted by SLUSA. *See* Fund Omn. at 47. Should Defendants' arguments succeed, however, an entire group of plaintiffs, namely long-term holders (incidentally, the very investors for whom the mutual funds are supposedly more beneficial), will be without any remedy for their injury. When, as here, the harm to an entire group of plaintiffs may go unremedied if subclassing is not permitted, Rule 23(c)(4) permits the court to subclass the claims.[88]

F. Plaintiffs Have Standing To Assert All Claims Alleged In Their Complaints

Plaintiffs meet the requirements of Article III standing by alleging actual injury from their purchase and/or holding of funds harmed by Defendants' conduct,[89] the causal connection between Defendants' conduct and the injury,[90] and that their injury will be redressed by the requested relief.[91] *See Lujan v. Defenders of Wildlife,* 504 U.S. 555, 560-61 (1992) (the standing requirement of Article III consists of an injury to plaintiff, a causal connection between the

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[88] *See Williams v. Rohm and Haas Pension Plan,* 2003 WL 22271111, at *4 (S.D. Ind. Sept. 26, 2003) (subclassing may be used to allow portion of class action to survive where other claims are dismissed); *Siegel v. Realty Equities Corp.*, 54 F.R.D. 420, 426 (S.D.N.Y. 1972) (subclassing permissible where there are distinctions in elements of proof between class members). *See also Dacey v. Morgan Stanley Dean Witter & Co.*, 263 F. Supp. 2d 706, 711-12 (S.D.N.Y. 2003) (permitting claims to proceed on behalf of holder subclass consistent with SLUSA).

[89] *E.g.*, Franklin ¶¶14, 245-50; Columbia ¶¶12, 102, 114-218, 147-48; Alger ¶¶11-12, 80, 86, 110, 118-222; Allianz Dresdner ¶¶15-16, 98, 120; Putnam ¶¶10-11, 34, 37, 84, 88, 93; Janus ¶¶85-88.

[90] *E.g.*, Franklin ¶¶2-3, 80-83, 246-50; Alger ¶¶53-56, 171-76; Allianz Dresdner ¶¶95-99, 109; 266-70; Putnam ¶¶70-74, 116-20; Janus ¶¶76-88.

[91] *E,g.*, Franklin ¶¶9, 138; Alger, ¶¶62-63; Allianz Dresdner ¶¶117-18; Columbia ¶73; Putnam ¶56.

conduct complained of and the injury, and that the injury is redressible by a favorable decision from the court).[92] Accordingly, plaintiffs meet Constitutional standing requirements.[93]

Here, defendants apparently concede that plaintiffs have standing with respect to the injury sustained through their mutual funds investments. Disregarding the relatively early procedural stage of the litigation, defendants attempt to re-cast class certification issues as pertaining to "standing," and assert that claims involving mutual funds in which no named plaintiff invested or in which the Complaints do not specify particular examples of market timing must be dismissed now. Defendants' argument is contrary to law, and would serve no purpose other than to burden the Court with needless logistical and organizational complications.

1. Defendants' "Standing" Argument Is Premature Prior To Motions For Class Certification

Once individual standing has been established, whether a plaintiff can represent a class of investors depends solely on whether the plaintiff meets the requirements of Rule 23. *See, e.g., Payton v. County of Kane*, 308 F.3d 673, 680 (7th Cir. 2002), *cert. denied*, 540 U.S. 812 (2003). As stated by the Supreme Court, in *Sosna v. Iowa*:

> A named plaintiff in a class action must show that the threat of injury in a case such as this is "real and immediate," not "conjectural" or "hypothetical." . . . This conclusion does not automatically establish that appellant is entitled to litigate the interests of the class she seeks to represent, but it does shift the focus of examination from the elements of justiciability to the ability of the named

92 The cases cited by the Fund Defendants (Fund Omn. at 8-9) offer the same analysis and support the same conclusion. *See, e.g., Lewis v. Casey,* 518 U.S. 343, 357 (1996) ("[N]amed plaintiffs who represent a class must allege and show that they personally have been injured, not that injury has been suffered by other, unidentified members of the class. . . .") (citation and internal quotation marks omitted).

93 There is no support for Fund Defendants' suggestion that Article III requires a special or "heightened" standard for class or securities actions standing (Fund Omn. at 7-8). For instance, *In re Bank of Boston Corp. Sec. Litig.*, 762 F. Supp. 1525, 1531 (D. Mass. 1991), a case cited by Fund Defendants, merely suggested that examining individual standing under Article III could help curb "vexatious" securities litigation, an issue since addressed by the PSLRA.

> representative to "fairly and adequately protect the interests of the class." Rule 23(a).

419 U.S. 393, 402-03 (1975) (citations omitted); *see Goodman v. Lukens Steel Co.*, 777 F.2d 113, 122 (3d Cir. 1985) ("[C]ontrary to the defendants' contentions, the issue here is one of compliance with the provisions of Rule 23, not one of Article III standing. Each of the named plaintiffs has presented claims of injury to himself and has alleged facts which present a case or controversy under the Constitution."), *aff'd on other grounds*, 482 U.S. 656 (1987).[94]

The Rule 23 inquiry, which defendants advance under the guise of a "standing" argument, involves an examination of various factual issues (many of which are subject to dispute - such as which funds were timed) and is not properly undertaken in a motion to dismiss, but which may become relevant as to class certification. *Gen. Tel. Co. of the Southwest v. Falcon*, 457 U.S. 147, 160 (1982) ("[T]he class determination generally involves considerations that are 'enmeshed in the factual and legal issues comprising the plaintiff's cause of action.'") (citations and internal quotation marks omitted).

Fallick v. Nationwide Mut. Ins. Co., 162 F.3d 410 (6th Cir. 1998), is instructive. In *Fallick*, an employee alleged that Nationwide breached its fiduciary duties with respect to the ERISA benefit plan of which he was a member and other ERISA plans of which he was not a member. The district court dismissed the claims as to all ERISA plans other than Fallick's plan on standing grounds. *Id.* at 411-12. The Sixth Circuit reversed, holding that the district court's reasoning was "fundamentally flawed" because it confused the issues of Article III standing for a

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[94] The seminal class action treatise, *Newberg on Class Actions*, *supra*, offers the following explanation of the relationship between standing and the Rule 23:

> Once the class representative has established her or his standing to bring an action, issues of class representation involve the analysis of Rule 23 procedural requirements rather than the constitutional case or controversy requirement mandate of Article III. [*Id.*, § 2:1, at 51.]

plaintiff with the Rule 23 issues applicable to his ability to sue on behalf of a class.[95] *Id.* at 422. The court concluded that "once a potential ERISA class representative establishes his individual standing to sue his own ERISA-governed plan, there is no additional constitutional standing requirement related to his suitability to represent the putative class of members of other plans to which he does not belong." *Id.* at 424.

In re MobileMedia Sec. Litig., 28 F. Supp. 2d 901 (D.N.J. 1998), also supports plaintiffs' position. Like Defendants here, the defendants in *MobileMedia* challenged the standing of purchasers of one type of securities to bring claims on behalf of the purchasers of other securities. The court rejected defendants' argument, noting that, "Courts have allowed those with valid securities claims to represent the interests of the purchasers of other type[s] of securities in class action suits." *Id.* at 911 n.7. The court further stated:

> Given Plaintiffs have sufficiently alleged individual cognizable injuries pursuant to Section 11 and Section 12(a)(2), Plaintiffs have standing to bring these claims. ***Concerns over whether stock purchasers should represent notes purchasers are better addressed at the time of class certification.***

Id. (emphasis added).[96]

Plaintiffs may proceed with their claims and in their roles as putative Class representatives for like reasons. As in *Fallick* and *MobileMedia*, here plaintiffs have standing in

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95 The Sixth Circuit also found that an individual in one ERISA plan can represent a class of participants in numerous plans other than his own. *Fallick*, 162 F.3d at 412. Similar authority exists with respect to mutual funds. *See, e.g., Hicks v. Morgan Stanley & Co.*, 2003 WL 21672085, at *3 (S.D.N.Y. July 16, 2003); *In re Dreyfus Aggressive Growth Mut. Fund Litig.*, 2000 WL 1357509 (S.D.N.Y. Sept. 20, 2000).

96 *See also In re Northwestern Corp. Sec. Litig.*, 299 F. Supp. 2d 997, 1007 (D.S.D. 2003) ("[I]t is not a requirement that a lead plaintiff under the PSLRA suffer losses on each type of security that may be at issue in the class action."); *Weinberg v. Atlas Air Worldwide Holdings, Inc. Sec. Litig.*, 216 F.R.D. 248, 253 (S.D.N.Y. 2003) ("It is well established that the Lead Plaintiff's claims do not have to be identical to the other class members' claims and in fact, the idea that there should [be] multiple Lead Plaintiffs with standing to sue on all possible causes of action has been rejected by the Southern District.") (citations omitted).

their own right as they were harmed by the same course of wrongful conduct that harmed other members of the Classes.[97]

2. Practical Considerations In This Complex Litigation Warrant Maintaining The Present Named Plaintiff Structure

The current organizational and representative structure not only satisfies the legal requirements described above, but makes practical sense. Plaintiffs could have added scores of additional named plaintiffs when amending their Complaints, and could still do so if deemed necessary.[98] However, consistent with the Court's guidance, plaintiffs believed that adding additional plaintiffs at this stage, as well as many new levels of counsel, would create substantial litigation inefficiencies in the management of this already complex, multi-party litigation and would certainly increase expenses. [99] *Compare In re Enron Corp. Sec. Litig.*, 206 F.R.D. 427,

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97 The cases cited by Defendants do not hold otherwise. *In re Eaton Vance Corp. Sec. Litig.*, 219 F.R.D. 38 (D. Mass. 2003), cited by defendants, is a ***class certification*** decision, which supports that the issues raised by defendants in their "standing" argument should be left for that stage of the case. *See also Adair v. Sorenson*, 134 F.R.D. 13, 16 (D. Mass. 1991) (decided on class certification by the same judge who decided *Eaton Vance*). In *Olesh*, 1995 WL 500491, at *17-*18, named plaintiffs themselves could not state a claim since nowhere in plaintiffs' complaint was it alleged that the funds in which plaintiffs owned shares suffered any "injury in fact" as a result of defendants' conduct. *Id.*, at *47-*48. Similarly, and unlike in these cases, none of the named plaintiffs in, *e.g.*, *Vervaecke v. Chiles, Heider & Co.*, 578 F.2d 713 (8th Cir. 1978); *Kauffman v. The Dreyfus Fund, Inc.*, 434 F.2d 727, 731, 733-34 (3d Cir. 1970); or *Goldberger v. Bear, Stearns & Co.*, 2000 WL 1886605 (S.D.N.Y. Dec. 28, 2000), had standing to bring ***any*** cause of action against defendants in their own right, and were therefore found not to have standing to bring claims on behalf of others. *Ramos v. Patrician Equities Corp.*, 765 F. Supp. 1196 (S.D.N.Y. 1991), stands for the unremarkable proposition that a plaintiff must allege some connection by the defendant to the alleged wrongdoing to have standing.

98 Numerous plaintiffs brought initial complaints, and/or made lead plaintiff motions. The certifications of these plaintiffs or groups of plaintiffs have been filed with courts already, and, as the Court is aware, various plaintiffs have expressed continuing interest in participating in the litigation as necessary.

99 *See* Letter from Hon. J. Frederick Motz to Counsel of 4/30/04, at 1 ("First, we are strongly of the view that only one lead plaintiff or one group of plaintiffs closely related to one

451 (S.D.Tex. 2002). Defendants' gun-jumping on class certification issues invites chaos and makes no practical sense.

The Complaints allege elaborate schemes by which the fund families widely encouraged their select investors to time their investments, and allege that market timers believed they could successfully time a wide range of funds. The Complaints detail the schemes by alleging numerous, specific accounts of known market timing/late trading activity in the Complaints. Because plaintiffs obviously do not have access to the funds' trading records, they cannot be expected to plead details regarding market timing of every implicated fund. After discovery, plaintiffs will be able to demonstrate to the Court the full extent of the improper market timing, and, to the extent funds were not affected by market timing, the Class definition may need to be clarified.[100] While plaintiffs do not necessarily disagree that appointing additional class representatives in the future may be desirable, at this stage, it is simply impractical and unnecessary to require each fund within an affected family to have a separate class representative. *See Enron*, 206 F.R.D. at 451 ("while the parties have set out some well-founded and persuasive arguments for separate representation and classes or subclasses at class certification, as well as for trial, the court does not find that such divisions are essential now") (emphasis added).[101]

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another prior to the institution of the suit (and one attorney for that plaintiff or group of plaintiffs) should appointed in the PSLRA actions.").

100 The current class definition, which is limited to investors in funds harmed or adversely affected by market timing or late trading, may be sufficient. *See* Franklin Templeton ¶238; Alger ¶1; Pilgrim Baxter ¶153; Strong ¶68; One Group ¶49.

101 *See Cent. Wesleyan Coll. v. W.R. Grace & Co.*, 6 F.3d 177, 187 (4th Cir. 1993) (holding that "[i]t was not an abuse of discretion to delay ruling on the standing issue until discovery of the relevant underlying facts was complete") (citing *In re School Asbestos Litig.*, 921 F.2d 1310, 1316 (3d Cir. 1990) (noting the district court's "discretionary authority" to defer subject matter determinations)).

Finally, Defendants' "standing" argument is not a basis for dismissal of any claims with prejudice at this stage of the litigation. More sensible procedural mechanisms -- short of dismissal -- exist for dealing with any issues regarding plaintiffs' representation of the putative classes. For instance, the Court may (i) allow plaintiffs to proceed and add named plaintiffs at the class certification stage, after the close of discovery, or at another point prior to trial, if the Court deems such as step necessary, which plaintiffs believe makes the most sense, or; (ii) order plaintiffs to provide a list of additional plaintiffs, who can be added, and the Court can deem the complaints amended *nunc pro tunc* in this regard, if necessary. Plaintiffs, however, mindful of Judge Blake's recent observations and the overall approach of the Court in dealing with this massive litigation, believe that straying from the present course would unnecessarily put form over substance. *See In re Excelsior Funds Sub-track*, No. 04-MD-15861, at 1 (D. Md. Mar. 3, 2005) (Order denying Defendant's Motion to Dismiss without prejudice) ("Counsel was unable to identify a practical benefit to his client or the litigation that would result from embarking on this circuitous procedure.").

3. At The Class Certification Stage, Plaintiffs Will Be Able To Show That They Are Able To Represent All The Proposed Members Of The Classes

As shown above, given that plaintiffs have standing to assert their claims, the appropriate time to address their representation of purchasers and holders of all injured plaintiffs is on a motion for class certification, which is not currently before the Court. Because defendants have prematurely addressed this issue, plaintiffs briefly respond and reserve the right to make a more complete presentation at the class certification stage.

a. Plaintiffs May Represent Other Members Of The Classes Since Their Claims Are Based On The Same Legal Theories And Arise From The Same Scheme And Course Of Conduct

Ample case law confirms that the named plaintiffs may represent purchasers and/or holders of mutual funds in the same mutual fund complex, including other than those they purchased or held. This is so because of the substantially identical nature of the market timing/late trading claims of all members of each Class against all of the affected funds in the same mutual fund complex and their controlling parties, and the close interrelationship and juridical links of all the funds and persons and entities in the same mutual fund complex with each other. *See In re Dreyfus Aggressive Growth Mut. Fund Litig.*, 2000 WL 1357509 (certifying named plaintiffs who invested in the Dreyfus Aggressive Growth Fund to represent purchasers in the Dreyfus Premier Aggressive Growth Fund).[102]

Plaintiffs' allegations are "top-down" in that the Complaints allege that all named plaintiffs and Class members were harmed by the wrongful course of conduct by the relevant investment advisors (and related defendants in the same mutual fund complex). Defendants, on the other hand, seek to re-cast the allegations as being "bottom-up," focusing on the funds themselves, and stating that the named plaintiffs must have standing with respect to each fund.[103]

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[102] *Cf. In re Prudential Sec. Inc. Ltd. P'shp Litig.*, 163 F.R.D. 200, 208 (S.D.N.Y. 1995) (class representatives were not required to have invested in all limited partnerships at issue, where complaint alleged a "uniform course of improper conduct and standardized sales approach applied by defendants"); *Maywalt v. Parker & Parsley Petroleum Co.*, 147 F.R.D. 51, 56-57 (S.D.N.Y. 1993) (plaintiffs who invested in three limited partnerships could represent persons who had invested in two other limited partnerships, where the complaint alleged that investors in all five limited partnerships were victims of a single pattern of fraud by defendants).

[103] Defendants disregard that plaintiffs also allege harm to funds other than those which were directly the "subject" of market timing/late trading. For example, plaintiffs allege that funds in which "sticky assets" were "parked," as part of certain market timing arrangements, or where funds "rested" in between short-term trading of the "target" funds, were harmed as a result of the

However, plaintiffs have not sued the funds (unless the funds were also registrants), and defendants' interpretation is inconsistent with how the Classes are defined.[104]

Because of the dominant role played by the fund advisors and parents, by proving their claims, the named plaintiffs will substantially prove the claims of all other class members. *See, e.g.*, *In re Sumitomo Copper Litig.*, 182 F.R.D. 85, 94-95 (S.D.N.Y. 1998) ("Rule 23(a)(3) is satisfied when each class member's claim arises from the same course of events, and each class member makes similar legal arguments to prove the defendant's liability.") (quoting *In re Drexel Burnham Lambert Group*, 960 F.2d 285, 291 (2d Cir. 1992)). Here, the funds were advised (within each fund family) by the same investment advisors that permitted the market timing and late trading and were serviced by the same fund entities.[105] Also, the funds made similar misrepresentations and omissions in their respective registration statements, prospectuses, Statements of Additional Information, and annual and semi-annual reports used to sell the funds,[106] and the claims of the named plaintiffs and Class Members are based on the same legal theories.[107]

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aberrational transactional activity therein. *See, e.g.*, Allianz Dresdner ¶¶98, 120; Columbia ¶¶96-97.

104 Defendants' assertion that plaintiffs "have sued a far greater number of funds than those that they claim were the subject of any market timing or late trading" (Fund Omn. at 10) is factually wrong in that, not only do the amended class action complaints ***not*** sue any funds, but the Class definitions uniformly state that the claims are brought on behalf of shareholders in funds ***that were harmed*** by market timing and/or late trading, and were advised by the investment advisor. Therefore, defendants' implication that plaintiffs are suing on behalf of shareholders of every fund in the complex, as opposed to only the harmed funds, is wrong.

105 *See, e.g.* Janus ¶¶122-27, 177.

106 *See, e.g.*, Alger ¶¶136-44; Allianz Dresdner ¶¶121-30; Columbia ¶¶128-32; MFS ¶¶92-98; Franklin ¶¶101-19; Janus ¶¶123-27.

107 *See* Allianz Dresdner ¶¶262, 265-71; Alger ¶¶171-74; Columbia ¶¶144-49; MFS ¶¶221-25; Franklin ¶¶240, 245-51; Janus ¶¶177-83.

Similarly, many cases hold that a named plaintiff may represent persons who purchased securities that are different from the securities purchased by the plaintiff, when purchasers of both types of securities were subjected to a common course of deceptive conduct. *See, e.g.*, *In re Am. Cont'l Corp./Lincoln Sav. & Loan Sec. Litig.*, 794 F. Supp. 1424, 1461 (D. Ariz. 1992) ("[defendant] argues that the plaintiff class has no standing under Sections 10(b), 11, and 12, because there is not a named plaintiff representing each of the different securities at issue. The court concludes that plaintiffs need not name a representative of the class for each subgroup of securities, where common issues predominate as to all securities"). *See also, e.g., MobileMedia, supra.*

Plaintiffs' interest in the litigation and allegations against the fund investment advisors and their related entities are sufficient to allow plaintiffs to bring claims on behalf of all fund shareholders injured by their conduct. *Cf. Gollust v. Mendell*, 501 U.S. 115, 125-27 (1991) (noting that even a modest or indirect financial interest in the litigation is sufficient for a plaintiff to pursue claims).

b. Immaterial Variances In The Numerous Registration Statements/Prospectuses Issued Throughout the Class Periods Do Not Defeat Plaintiffs' Standing

Plaintiffs possess standing to pursue all their claims notwithstanding the fact that the registration statements/prospectuses at issue may have varied slightly from year-to-year (Fund Omn. at 13). As discussed in § III.B.2, *supra*, none of the fund prospectuses ever disclosed that funds were allowing the Trader Defendants to time. Even as to misrepresentations, while different registration statements/prospectuses were issued with respect to the various funds in each fund family (although often such registration statements/prospectuses governed multiple funds), the materially false and misleading representations and omissions concerning the wrongful conduct contained in each registration statement/prospectus are virtually, if not actually, identical. *See* § III.B.1, *supra.*

Plaintiffs' representation of purchasers pursuant to materially similar prospectuses during the class period is consistent with relevant law.[108] In contrast, defendants' position that each prospectus requires a unique representative would require the addition of hundreds, if not thousands, of named plaintiffs at this stage (one for each prospectus issued, including supplements, for each fund), which would be unnecessary and defeat the purposes of Rule 23. *See Enron*, 206 F.R.D. at 451 (refusing to permit separate lead plaintiff for Securities Act claims arising from separate public offerings, on grounds that "taken to its logical extreme [the] argument that each group of notes issued pursuant to a different Registration Statement and Prospectus requires a different class or subclass and separate Lead Plaintiff would fracture this litigation into hundreds of classes or subclasses and obstruct any efficient and controlled progress").

c. The "Juridical Link Doctrine" Further Supports Plaintiffs' Ability to Serve as Class Representatives on <u>Claims Involving all the Funds</u>

In *Haas v. Pittsburgh Nat'l Bank*, 526 F.2d 1083, 1096 (3d Cir. 1975), the Third Circuit described the roots of the juridical link doctrine, an established principle of class certification

[108] The fact that a plaintiff may have purchased shares pursuant to one prospectus issued during the class period does not mean that he may not properly represent a class member who purchased shares pursuant to another prospectus during the class period. *See Hicks v. Morgan Stanley*, 2003 WL 21672085, at *3 ("Plaintiffs here allege a common course of conduct and a unitary legal theory for the entire class period - that is, Defendants issued prospectuses and registration statements that contained false statements about the Trust's NAV, because the loans were not properly valued and were not marked to market when they should have been. Although it is true some of the prospectuses and registration statements involved here were issued before Nicholson invested, the nature of Nicholson's claims are identical to the claims of the other class members.").

under which a plaintiff may maintain suit against multiple defendants even though the class representative had no direct contact with one or more of those defendants:

> The court in *La Mar v. H & B Novelty & Loan Co.*, 489 F.2d 461 (9th Cir. 1973), noted that there may be certain exceptions to [the rule that where no nominal plaintiff has standing on any issue against one of multiple defendants, a suit for damages may not be maintained as a class action against that defendant]. The court properly excluded (1) situations in which the injuries are the result of "a conspiracy or concerted schemes between the defendants at whose hands the class suffered injury," or (2) instances in which all defendants are juridically related and a single disposition of the entire dispute would be expeditious. 489 F.2d at 466. [Emphasis added.]

Id.; *see also Moore v. Comfed Sav. Bank*, 908 F.2d 834, 838 (11th Cir. 1990) (discussing the juridical link doctrine and quoting the trial court's statement that, "[o]ther named plaintiffs could be supplied to match with each named defendant but it would be unwieldy to do so. Each plaintiff and the defendants have [a] connection to each other through Land Bank equity. The case is simpler and more economical with the class of plaintiffs and the named defendants."); *Hopson v. Schilling*, 418 F. Supp. 1223, 1238 (N.D. Ind. 1976) (plaintiff need not bring a claim only against his particular township trustee, but could rather bring suit against all township trustees who were juridically linked as "overseers of the poor and as principal administrators of the poor relief laws").

Assuming, *arguendo*, that the *Eaton Vance* decision that defendants cite does apply, even the court in that case acknowledged that under certain circumstances – such as "when there is a 'national litigation crisis' that 'defies customary judicial administration'" – the juridical link doctrine applies and a determination of standing under Article III will be deferred so as to allow certification of a class represented by a plaintiff without standing. *In Re Eaton Vance Corp. Sec. Litig.*, 220 F.R.D. 162, 168 (D. Mass. 2004). Here, Congressional hearings concerning the drastic overhaul of the corporate governance of mutual funds in response to the scandal evinces a Congressional view that there is a national litigation crisis involving the mutual fund industry which defies customary judicial administration. *See* Ari Weinberg, *Congress Takes Lid Off Mutual Funds*, Forbes.com, (Mar. 12, 2003) *available at* http://www.forbes.com/2003/03/12/cx_aw_0313funds.html.

In addition, the *Eaton Vance* court recognized that the juridical link doctrine "is most commonly applied when there is a contractual obligation among the defendants [or] a conspiracy among the defendants . . . ." 220 F.R.D. at 171. Here, the mutual funds' investment advisers and affiliates had common contractual obligations to the mutual funds within each fund family, and are alleged to have engaged in a common scheme to permit improper timing and late trading and without adequately disclosing market timing activity to long-term investors.

IV. CONCLUSION

For the reasons stated herein, as well as the sub-track specific supplemental briefs, defendants' motions to dismiss shall be denied in their entirety.

MILBERG WEISS BERSHAD & SCHULMAN LLP

/s/

David J. Bershad
One Pennsylvania Plaza, 49th Floor
New York, NY 10119
Telephone: 212-594-5300
Fax: 212-868-1229

BERNSTEIN LITOWITZ BERGER & GROSSMANN, LLP

/s/

Alan Schulman
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
Telephone: 858-793-0070
Fax: 858-793-0323

Co-Chairs of Plaintiffs' Steering Committee

TYDINGS & ROSENBERG LLP

______/s/________________________
John B. Isbister, Federal Bar No. 00639
100 East Pratt Street, 26th Floor
Baltimore Maryland 21202
Telephone: 410-752-9700
Fax: 410-727-5460

Liaison Counsel for Plaintiffs

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL 1586
IN RE ALLIANCE, FRANKLIN/TEMPLETON, BANK OF AMERICA/NATIONS FUNDS, and PILGRIM BAXTER	Case No. 04-md-15862 (Judge Davis)
[Franklin Templeton Track]	

LEAD PLAINTIFF'S MEMORANDUM OF LAW IN OPPOSITION TO THE MOTIONS TO DISMISS THE CONSOLIDATED AMENDED CLASS ACTION COMPLAINT BY THE FRANKLIN-TEMPLETON DEFENDANTS, THE CALUGAR DEFENDANTS, WILLIAM N. POST II, HEADSTART ADVISERS LTD., AND RITCHIE CAPITAL MANAGEMENT, LLC

Marian P. Rosner
Chet B. Waldman
Andrew E. Lencyk
Renee L. Karalian
WOLF POPPER LLP
845 Third Avenue
New York, NY 10022
Tel.: (212) 759-4600

Attorneys for Lead Plaintiff, the Deferred Compensation Plan for Employees of Nassau County

John B. Isbister, Fed Bar No. 00639
TYDINGS & ROSENBERG LLP
100 East Pratt Street, 26th Floor
Baltimore, MD 21202
Tel: (410) 752-9700

Liaison Counsel

TABLE OF CONTENTS

TABLE OF AUTHORITIES

FEDERAL CASES

FEDERAL STATUTES

INTRODUCTION

Lead Plaintiff, the Deferred Compensation Plan for Employees of Nassau County, submits this Memorandum of Law in opposition to the motions to dismiss the Consolidated Amended Class Action Complaint herein ("Class Action Complaint" or the "Complaint"), and the supplemental memoranda submitted by (i) the Franklin-Templeton Defendants (defined below),[1] (ii) the Calugar Defendants (defined below) ("Calugar Def. Supp. Mem."), (iii) William N. Post II ("Post Supp. Mem."), (iv) Headstart Advisers Ltd. ("Headstart Supp. Mem."), and (v) Ritchie Capital Management, LLC ("Ritchie Supp. Mem."), filed in the Franklin-Templeton Track of the *In re Mutual Funds Investment Litigation.*

PRELIMINARY STATEMENT

This class action arises from a series of wrongful trading practices, commonly referred to as "market timing," that permeated the mutual fund industry and cost investors in mutual funds billions of dollars, and cost investors in the Franklin Templeton ("FT") family of mutual funds[2]

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[1]This Memorandum of Law responds to the arguments regarding the class claims (as opposed to derivative claims) contained in the Supplemental Memorandum of the Franklin-Templeton Defendants to Dismiss the Consolidated Amended Derivative and Class Action Complaints ("FT Def. Supp. Mem.").

[2]This action is brought on behalf of a class (the "Class") consisting of all persons and entities who purchased and/or held shares in any mutual fund in the Franklin Templeton fund family harmed or adversely affected by market timing and/or late trading, which funds and/or their registrants/issuers were advised by defendant Franklin Advisers, Inc. ("FAI") or any of its affiliated investment adviser companies (the "Funds" or "FT Funds"), during the period February 6, 1999 through February 4, 2004 (the "Class Period"). Lead Plaintiff seeks remedies under the Securities Act of 1933 (the "1933 Act"), the Securities Exchange Act of 1934 (the "1934 Act"), and the Investment Company Act of 1940 (the "Investment Company Act").

Most defendants are also charged with (i) aiding and abetting breaches of fiduciary duty by various Franklin Templeton-affiliated defendants, and (ii) unjust enrichment, under state law; however, briefing on such claims has been deferred by agreement of the parties and the Court. Consequently, certain parties named as defendants in Lead Plaintiff's Complaint with respect to state law claims only, *e.g.*, Prudential Securities, Inc. and Bear Stearns Securities Corporation, have not moved to dismiss the claims asserted herein at this time.

specifically, potentially hundreds of millions of dollars. During the Class Period, the FT-affiliated defendants, with the knowledge and approval of senior FT executives, unlawfully acted to enrich themselves and certain of their favored clients at the expense of other mutual fund shareholders.

As a result of the Franklin-Templeton Defendants' unlawful activities, on August 2, 2004, the Securities and Exchange Commission ("SEC") issued an Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 and Sections 9(b) and 9(f) of the Investment Company Act of 1940, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order (the "SEC Consent Order") that imposed sanctions on defendant FAI. Pursuant to the SEC Consent Order, FAI agreed to pay $50 million, comprised of disgorgement in the amount of $30 million and civil penalties in the amount of $20 million. The findings of fact in the SEC Consent Order concerning defendant FAI conclude that it knowingly permitted market timing by third parties in the Funds occurring, at least, from 1996 up to and during 2001.

In addition, defendants FAI, Franklin Resources, Franklin/Templeton Distributors, Inc., and certain other FT entities are the subject of an Administrative Complaint filed by the Enforcement Section of the Massachusetts Securities Division of the Office of the Secretary of the Commonwealth ("Massachusetts") on February 4, 2004. The Massachusetts Administrative Complaint ("MAC") charged these FT-affiliated defendants with fraud in a scheme to allow Daniel G. Calugar ("Calugar"), and his affiliated entities, to engage in tens of millions of dollars in market timing transactions in FT Funds in exchange for a $10 million investment in an FT hedge fund, notwithstanding that such investor was well-known within FT and mutual fund circles as a market timer. On September 20, 2004, defendants FAI and Franklin Templeton Alternative Strategies ("FTAS") entered into a consent order with Massachusetts (the "Mass. Consent Order"), settling, for an administrative fine of $5 million, claims in the MAC as to those defendants.

On February 28, 2005, after Plaintiffs' Complaint was filed, defendant Franklin Resources' Canadian subsidiary, Franklin Templeton Investments Corp., agreed to pay $49.1 million to settle allegations brought by the Ontario (Canada) Securities Commission ("OSC") that this FT subsidiary permitted improper market timing. Specifically, the OSC had alleged that FT's Canadian subsidiary had allowed three institutional investors to engage in market timing between February 1999 and February 2003, which resulted in such investors making a profit of $120.8 million during said period.[3]

While the findings of fact made in connection with the regulatory proceedings were shocking, the regulatory settlements outlined above recovered only a fraction of the total damages inflicted on FT Fund shareholders throughout the Class Period, and/or the monies and profits made from wrongful market timing activity by the FT affiliates and the market timers, at the expense of non-favored FT Fund investors. Moreover, nearly half of the approximately *$95 million* paid by the FT entities to the regulators to date was in the form of penalties which were not to be used to compensate non-timer FT Fund investors. This litigation is brought on behalf of the Class to recover the many millions of dollars in additional damages to its members which remain uncompensated.

"The PSLRA [Private Securities Litigation Reform Act] was enacted, in part, to compensate for the perceived inability of Rule 9(b) [of the Fed. R. Civ. P.] to prevent abusive, frivolous strike suits. It was not enacted to raise the pleading burdens under Rule 9(b) and section 78u-4(b)(1) to such a level that facially valid claims, which are not brought for nuisance value or as leverage to obtain a favorable or

[3]A copy of a news release describing the settlement of the Ontario Securities Commission action is annexed to the Declaration of Renee L. Karalian, Esq. (the "Karalian Decl."), submitted herewith, as Exhibit ("Ex.") 1.

inflated settlement, must be dismissed on Rule 9(b) and 12(b)(6) motions." *In re Elec. Data Sys. Corp. Sec. and "ERISA" Litig.*, 298 F. Supp. 2d 544, 556 (E.D. Tex. 2004) (citation omitted). The $95 million in payments to federal and state regulators already made by various Franklin-Templeton Defendants to settle claims arising from the same core set of facts and circumstances at issue in this case demonstrates that this suit is not frivolous. Nevertheless, some of the Defendants have now moved to dismiss many of the federal claims against them pursuant to Rules 9(b) and 12(b)(6). For the reasons detailed herein and in Plaintiffs' recently filed joint omnibus brief in opposition to Defendants' motions to dismiss ("Pl. Omn. Br."), these motions to dismiss should be denied in their entirety.

STATEMENT OF RELEVANT FACTS

This action arises out of a scheme by senior FT executives and certain favored FT clients to enrich themselves at the expense of the other investors in FT's mutual funds. Defendants recklessly permitted, promoted and profited from allowing select investors to market time FT Funds. These market timing transactions occurred over an extended period of time and included a substantial number of transactions, all in derogation of the duties of those operating the Funds, and representations made to investors that such market timing would not be allowed in the impacted FT Funds.

Fund Structure

The FT Funds are a series of primarily open-ended mutual funds. These Funds operate by pooling money from individual investors for large-scale investment in various financial instruments, and managing the portfolios of those investments. (¶¶ 15-16.)[4] Companies owned or controlled by defendant Franklin Resources, Inc. ("Franklin Resources"), including defendants FAI and Franklin

[4]References to paragraphs of the Complaint are in the form "¶ __."

Templeton Distributors, Inc. ("FTDI"), as well as Franklin Templeton Services, LLC ("FTS"), manage the day-to-day operations of the FT Funds. (¶¶ 16-18.)

FAI performs the basic business of all FT Funds at issue in this litigation, *i.e.*, selecting the financial instruments for a Fund, and executing the Fund's overall investment strategy. FAI is compensated through a series of management agreements that tie its fees to the daily average assets under management, as a percentage of total assets within all the Funds for which it serves as advisor. Consequently, FAI maximizes its own revenues by increasing the total assets under its management, but not necessarily in any one Fund. FTDI and FTS similarly receive much of their compensation from the amount of net assets under management of the FT Funds. (¶¶ 17(a)-(d), 19-20, 38-41, 87.)

The Prospectuses: Market Timing Is Prohibited

FT Funds, like all mutual funds, are marketed and sold to the public pursuant to registration statements/prospectuses. (¶¶ 21, 23, 37-38.) As detailed in the Complaint, the prospectuses of the FT Funds at issue in this case explicitly warn investors of the damage that may be inflicted on the Funds by excessive trading in the Funds' shares through a type of arbitrage known as "market timing," and reassured investors that no such trading in specific FT Fund shares is allowed, except under a few limited circumstances, and according to strict conditions.

Notwithstanding the crystal clear statements in its own prospectuses, FT encouraged market timing by, *inter alia*, selling market timing capacity in its Funds to favored investors in exchange for certain additional investments. As the SEC stated in the findings of the SEC Consent Order signed by FAI, FAI allowed market timing transactions "[c]ontrary to what the public would have understood from reading the FT prospectuses...." (¶ 120.) FT approved timing transactions though such approval was inconsistent with the guidelines established in the FT Funds' prospectuses, and did not disclose the practice to shareholders, nor did it change the prospectuses to alert shareholders to the practice. (¶¶ 120-21.) In fact, so complacent were the FT executives toward the pervasive and illicit market timing transactions that an internal review identified instances of FT's own employees (including a trader and an officer) engaging in suspicious frequent trading of shares in certain FT Funds from employee 401(k) plan accounts. (*See* ¶¶ 7, 99; *see also* Statement on Current Industry Issues, March 3, 2005, *available at* http://www.franklintempleton.com/retail/pdf/home/MF_trading_practices.pdf.)

The Market Timing Transactions

During the period 1998-2000, FT allowed market timing transactions in FT Funds that the prospectuses specifically prohibited. (¶¶ 122-24.) Further, and without disclosing the practice to shareholders of the Funds, FT continued to allow, at least, thirty-six known market timers to repeatedly engage in market timing transactions to the detriment of the FT Funds' long-term shareholders. The interests of the non-favored investors were sacrificed so that the FT-affiliated defendants could maximize the fees reaped by FT entities. (¶¶ 125-28.) FT continued to allow well over $100 million in these market timing transactions to occur, even though such transactions were prohibited by the language of the prospectuses, and in spite of the fact that FT could have stopped much, if not all, of this activity. (¶¶ 127, 130, 132-36, 206-08, 211-19, 223-29.) Moreover, the FT-affiliated defendants agreed to allow favored investors to engage in market timing in the FT Small Mid-Cap Growth Fund[5] in order to secure major investors for new FT hedge funds.

[5]During the Class Period, prior to September 2001, the Franklin Small-Mid Cap Growth Fund was known as the Franklin Small Cap Growth Fund, and the Small Cap Growth Fund I (it is generally referred to herein as the "Small Cap Fund"). Lead Plaintiff purchased and held shares of the Small Cap Fund, as well as other FT Funds, during the Class Period and, therefore, has standing to assert the claims in the Class Action Complaint. (*See* ¶ 14.)

The Calugar Transactions

In early 2001, FT established an array of new hedge funds. Securing new investors for the hedge funds was critical to getting them off the ground. (¶ 137.) Beginning in March 2001, FT's senior management, led by defendant William N. Post II ("Post"), solicited an investment in a particular FT hedge fund from defendants Calugar and a limited partnership, "DCIP," in which Calugar was the general partner. (¶¶ 46, 138.) At the time they were soliciting Calugar's investments in the FT hedge fund, FT executives knew Calugar actively engaged in market timing transactions in mutual funds. (¶¶ 139-41.)

Defendant Post was a central figure at FT in designing, negotiating, and implementing a scheme whereby Calugar was allowed to engage in prohibited market timing transactions as a *quid pro quo* for his investment in an FT hedge fund. Post was the contact person at the FT complex for Calugar and personally negotiated the parameters of the improper market timing scheme, *i.e.*, the frequency of trades, and the manner in which they would be conducted to avoid detection. (¶¶ 151-52, 161-65.) Furthermore, virtually all correspondence from Calugar concerning his investment in FT Funds flowed through Post.

On April 6, 2001, although he already had several accounts at FT (¶ 140), Calugar opened a $30 million profit sharing account under the name of his broker-dealer, Security Brokerage, Inc. ("SBI") (the "SBI 401(k) plan account") (¶ 139). Calugar was the sole participant in the SBI 401(k) plan. (¶ 142.) After opening the account, Tom Johnson of the FTDI sales department explicitly noted "[Calugar] ha[s] permission to time," permission that apparently came from the co-president of Franklin Resources and the person in charge of portfolio management. (¶¶ 141, 150.)

After establishing Calugar's profit sharing account, on August 13, 2001, Post pitched, to Calugar and DCIP, investment opportunities relating to the new FT hedge funds. The following day, Calugar e-mailed Post to thank him for his presentation and confirm the resulting agreement. Calugar wrote:

> I want to confirm that, pursuant to our discussions, we intend to place the following new purchases in Franklin Templeton Hedge funds and Franklin Templeton Mutual funds:
>
> DCIP, LP (DCIP) will purchase $10 million in the Franklin Templeton Strategic Growth Fund, LP effective September 1. We will wire the funds for this investment on August 20.
>
> During the balance of 2001, Security Brokerage, Inc. (SBI) will make purchases of up to $45 million in the Franklin Strategic Small Cap Growth Fund (FRSGX). *These positions will be invested using a market timing approach we discussed* and as described below. All positions will be held in the name of Security Brokerage, Inc. and will be registered as Network Level 3 positions and exchanged through NCSS Fund/SERV. I will e-mail the account number for the mutual fund position as soon as the account is set up.
>
> . . . .
>
> My intent is that *DCIP will keep the hedge fund positions for at least as long as Security Brokerage is permitted to have the timing allocation in Franklin Templeton mutual funds.*

(¶ 151) (emphasis added). Calugar's agreement to invest in the FT hedge fund was explicitly contingent on his ability to engage in timing transactions in other FT Funds, specifically the Small Cap Fund, for which market timing transactions were forbidden in its prospectuses. (¶¶ 151, 155, 161, 162-63, 166, 186.) On August 14, 2001, Calugar, on behalf of his limited partnership DCIP, signed the subscription agreement for the FT hedge fund.

In another e-mail to Post, Calugar specifically sought assurances regarding his need to make four exchanges per month, noting that the Small Cap Fund prospectus language does not permit it. (¶ 161.) Calugar was thus clearly interested in a *quid pro quo* for his investment in the hedge fund from Post.

In an August 29, 2001 e-mail sent on Post's behalf, Calugar was reassured of the terms of their agreement. The e-mail stated: "Provided your trades are limited to no more than four (4) per month and you use FUND/SERV for these exchanges, the 2% fee will not be assessed." Post went on to state, "We understand that your investment in our hedge fund *is contingent on your ability to invest in our mutual funds*. However, we reserve the right to revoke your right to make multiple monthly trades thereby subjecting you to the timing penalty." (¶ 163) (emphasis added).

On September 6, 2001, Calugar wired $10 million dollars to Franklin to invest in the FT hedge fund. At the time, Calugar's investment represented 59% of the total funds invested in the FT hedge fund. (¶ 166.) Calugar's investment in the FT hedge fund was also crucial to its potential success, indeed its survival.[6]

On September 9, 2001, SBI opened another account with FT to begin making the prohibited market timing trades in the Small Cap Fund. (¶ 167.) Within 45 days of opening this latest account, Calugar and SBI made three round trip exchanges in approximately $20 million dollar blocks of trades without any interference from FT's market timing police or the imposition of a redemption fee, in contravention of the prospectuses. (¶¶ 170-71.)

Despite knowing the harm that market timing causes to ordinary investors in the FT Funds, and the fact that it was prohibited by the Funds' prospectuses, FT executives responsible for the managing the Funds continued to allow, and indeed negotiated, market timing transactions. (*E.g.*, *supra*; ¶¶ 95-98, 194, 198.) The Calugar transactions, for example, were negotiated and discussed throughout the FT

[6]In fact, in or about August 2002, Calugar ultimately decided to redeem his $10 million investment in the FT hedge funds. Calugar's redemption caused the FT hedge funds to fail without further financing, since the total amount invested therein was spread among 14 individual hedge fund managers, each managing a fund requiring a minimum investment of $1 million. (¶¶ 180-81.)

management structure, including among persons responsible for overseeing portfolios and investment practices within the Funds. (¶¶ 4-6, 7-8, 137-71.)

Calugar was not the only party allowed to engage in supposedly prohibited transactions. For example, six brokers from Prudential Securities, Inc. alone coordinated over $87 million of market timing trading in FT Funds by seven of their hedge fund clients (including defendants Ritchie Capital Management, LLC ("Ritchie Capital" or "Ritchie") and Headstart Advisers Ltd. ("Headstart")), during the period January 1, 2001 to September 2003. The FT-affiliated defendants' courting of, and receptiveness to, market timing assets, due to the fees and profits they generated for the FT complex, continued from the beginning, until the very end, of the Class Period.

As detailed in the Complaint, the scheme entered into among certain of the Franklin-Templeton Defendants, including Post, Calugar and other market timers, perpetrated a fraud on investors in the FT Funds, who were led to believe that FT acted to prevent market timing transactions, and, ultimately, cost these investors, potentially, in the hundreds of millions of dollars. (*E.g.*, ¶¶ 2-3, 9, 80-83, 106, 249-50, 261-62.)

ARGUMENT

I. Rule 9(b) Does Not Apply To The § 11 Claim Against The Trustee/Signatory Defendants, Consequently, This Claim Should Not Be Dismissed

The Franklin-Templeton Defendants[7] raise only one specific challenge to the Class Action Complaint. Specifically, the ten (10) Franklin-Templeton Defendants contend that the claim brought

[7]The FT Def. Supp. Mem. is filed on behalf of the following defendants named in the Class Action Complaint: Franklin Resources, FAI, Franklin Strategic Series, Charles B. Johnson, Rupert H. Johnson, Gordon S. Macklin, Martin L. Flanagan, Gregory E. Johnson, Franklin Templeton Distributors, Inc. (FTDI), and Franklin Templeton Alternative Strategies, Inc. (FTAS). These defendants are collectively referred to herein as the "Franklin-Templeton Defendants."

under § 11 of the 1933 Act against four (4) of the individual defendants – Charles B. Johnson, Rupert Johnson, Jr., Martin L. Flanagan and Gordon S. Macklin (collectively referred to in the Complaint as the "Trustee/Signatory Defendants")[8] – should be dismissed because the Lead Plaintiff has failed to plead its § 11 claim with the particularity required for allegations of fraud under Fed. R. Civ. P. 9(b).[9] Because Rule 9(b) does not apply to the § 11 claim asserted against the Trustee/Signatory Defendants, there is no basis alleged for dismissing the § 11 claim against these four Defendants.

A. <u>Standards for § 11 Liability</u>

The Class Action Complaint asserts a claim under § 11 against the Trustee/Signatory Defendants "as signatories to the Franklin Strategic Series registration statements and prospectuses filed with the SEC during the Class Period," as well as against certain other of the Franklin-Templeton Defendants. (¶ 245.) Section 11(a) of the 1933 Act imposes liability if "any part" of a registration statement, when effective, "contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statement therein not misleading...." 15 U.S.C. § 77k(a); *see also Cooperman v. Individual, Inc.*, 171 F.3d 43, 46-47 (1st Cir. 1999).[10] In such case, plaintiffs may

[8]The Class Action Complaint also includes then-defendant Harris J. Ashton in its definition of the Trustee/Signatory Defendants. (¶ 245.) However, Ashton was voluntarily dismissed as a defendant without prejudice by agreement of the parties, "so ordered" by the Court on February 17, 2005.

[9]Rule 9(b) requires that "in all averments of fraud or mistake, the circumstances constituting fraud or mistake shall be stated with particularity."

[10]15 U.S.C. § 77b(a)(8) provides that a registration statement "includes any amendment thereto and *any report, document, or memorandum filed as part of such statement* or incorporated therein by reference." (Emphasis added.) The Fund prospectuses were filed as part of the accompanying registration statements with the SEC. For example, when accessing the registration statements on the SEC's website for the September 2000 Franklin Small Cap Fund I and the September 2001 Franklin Small-Mid Cap Growth Fund, the prospectuses are physically part of the registration statements and cannot be viewed separately. *See* http://www.sec.gov/Archives/edgar/data/872625/00008726 2500000027/ 0000872625-00-000027-0001.txt and http://www.sec.gov/Archives/edgar/data/872625/ 0000 87262501500019/fss1.txt, respectively. Therefore, these prospectuses, which are materially

sue the issuer, each person who signed the registration statement (such as the Trustee/Signatory Defendants), and each director of the issuer. 15 U.S.C. §77k(a)(1)-(3). "[I]f a plaintiff purchased a security issued pursuant to a registration statement, he need only show a material misstatement or omission to establish his *prima facie* case...." *Herman & MacLean v. Huddleston*, 459 U.S. 375, 381-82 (1983) (citations omitted; emphasis added).

B. Rule 9(b) Does Not Apply to the § 11 Claim Against the Trustee/ Signatory Defendants Because That Claim Does Not "Sound in Fraud"

Despite the fact that § 11 does not contain any reference to scienter, or to any state of mind at all, the Franklin-Templeton Defendants ask this Court to impose a scienter pleading standard for § 11 liability with respect to the Trustee/Signatory Defendants. The Court should decline this request.

As Judge Blake noted in *In re Royal Ahold N.V. Sec. & ERISA Litig.*, 351 F. Supp. 2d 334, 402 (D. Md. 2004), a case in which the Court declined to apply Rule 9(b) to plaintiffs' claims under §§ 11 and 12 of the 1933 Act, "[b]ecause § 11 and § 12 are based in negligence and do not include a scienter requirement, *Newcome v. Esrey,* 862 F.2d 1099, 1106 (4th Cir. 1988), it is generally recognized that Fed. R. Civ. P. 9(b) does not apply to such claims. *See In re USEC Sec. Litig.*, 190 F. Supp. 2d 808, 826 (D. Md. 2003) ("[A] plaintiff is not required under § 11 to plead or prove fraud. Liability under § 11 is virtually absolute even for innocent misstatements.") (citing *Huddleston*, 459 U.S. at 382); *In re Jiffy Lube Sec. Litig.*, 772 F. Supp. 258, 260 (D. Md. 1991) ("Section 11 sounds in negligence, not fraud, and therefore is not subject to the particularity requirements of Fed. R. Civ. P. 9(b).")." Nonetheless, a minority of courts have required that allegations pursuant to § 11 be pled with particularity pursuant to

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misleading in that they omitted to state material facts, may give rise to a § 11 claim. *See, e.g., Barnes v. Osofsky*, 373 F. 2d 269, 273 (2d Cir. 1967).

Rule 9(b) when the claim "sound[s] in fraud." *Id.* at 402. These courts have applied Rule 9(b) when plaintiffs nominally assert their § 11 claim does not "sound in fraud," but make no effort to support such claim with non-fraud or negligence allegations. *Id.*; *cf. In re NationsMart Corp. Sec. Litig.*, 130 F.3d 309, 314 (8th Cir. 1997) (reversing lower court and holding that Rule 9(b) did not apply because the plaintiffs' § 11 and § 12 claims expressly disavowed any claim of fraud and because § 11 and § 12 do not require fraud as an element).[11]

In the Class Action Complaint, Lead Plaintiff has not alleged fraud as it relates to its § 11 claim in any way; consequently, Rule 9(b) is wholly inapplicable to this claim as against the Trustee/Signatory Defendants. Paragraph 244 of the Complaint, which concerns the § 11 claim, states "that, for purposes of this claim, Lead Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct."[12] *See Lone Star Ladies Inv. Club v. Schlotzsky's, Inc.*, 238 F.3d 363, 369 (5th Cir. 2001). As in *Schlotzsky's*, the present complaint has "left no room for misunderstanding" in that it expressly "'does not assert that defendants are liable for fraudulent or intentional conduct and disavows and disclaims any allegation of fraud.'" 238 F.3d at 369.[13]

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[11]*See also Ernst & Ernst v. Hochfelder*, 425 U.S. 185, 208 (1976) (distinguishing the negligence standard under § 11 from the intentional conduct required under § 10(b)); *In re Global Crossing, Ltd. Sec. Litig.*, 313 F. Supp. 2d 189, 195 (S.D.N.Y. 2003) ("No intent to defraud need be alleged under section 11.") (citation omitted).

[12]The Franklin-Templeton Defendants contend that "[t]he *Class Action Complaint* 'sounds in fraud'...." (Emphasis added.) However, the very courts using the "sounds in fraud" theory cited by these defendants require that the actual *claim*, not the *complaint*, sound in fraud. *See, e.g., Hershey v. MNC Fin., Inc.*, 774 F. Supp. 367, 376 (D. Md. 1991) (holding that Rule 9(b) applies to § 11 and § 12 "*claims*" when these *claims* are essentially averments of fraud); *Mates v. North Am. Vaccine, Inc.*, 53 F. Supp. 2d 814, 822-23 (D. Md. 1999) (same).

[13]Even if some fraud-type allegations did find their way into the Class Action Complaint, as the Fifth Circuit stated in *Schlotzsky's*, "[i]t does not follow [ ] that Rule 9(b) ... justifies dismissing a 1933 Act claim when, disregarding the deficient allegation of fraud, a claim is stated." 238 F.3d at 368. *See NationsMart*, 130 F.3d at 315 (only consequence in such situation would be that the superfluous fraud

Beyond merely disclaiming any allegation of fraud with respect to the § 11 claim, the Class Action Complaint painstakingly sets forth the factual underpinnings of its § 11 claim against the Trustee/Signatory Defendants. The Complaint initially alleges with great particularity the backgrounds, positions, and financial interests in the various Franklin-Templeton entities of each of the Trustee/Signatory Defendants. (¶¶ 25-26, 28, 34.) Next, the Complaint alleges that, as Trustees, defendants Charles B. Johnson, Rupert Johnson, and Macklin "signed the Form N-1A registration statements and prospectuses for the Franklin Strategic Series [the issuer], including the Small-Mid Cap Growth Fund (and/or amendments thereto) during the Class Period." (¶ 29.) Defendant "Flanagan signed the Form N-1A registration statements and prospectuses for the Franklin Strategic Series, including the Small-Mid Cap Fund (and/or amendments thereto), as Principal Financial Officer, during 2002, 2001, 2000 and 1999." (¶ 34.)

The Complaint goes on to detail what the relevant Form N-1A registration statements and prospectuses for the Franklin Strategic Series, including the Small Cap Fund (and/or amendments thereto), said relating to market timing during the Class Period. (*See, e.g.*, ¶¶ 100-04, 107-18.) It also details why the statements in these Form N-1A registration statements and prospectuses were materially misleading, as well as the material facts omitted from these documents. (*See, e.g.*, 105-06, 119-83.) Even the § 11 allegation provides a summary of how "[t]he Fund prospectuses failed to disclose, and consequently made misleading statements." (¶ 246(a)-(c).) The rest of the prerequisites for pleading a § 11 claim against the Trustee/Signatory Defendants are also properly alleged. (¶¶ 247-52.)

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allegations would be disregarded, but negligence allegations would survive); *In re Livent, Inc. Noteholders Sec. Litig.*, 151 F. Supp. 2d 371, at 429-30 (S.D.N.Y. 2001) (same).

As set forth above, the Class Action Complaint sets out particular allegations, not fraud-based, which are sufficient to support the § 11 claim against the Trustee/Signatory Defendants. As Judge Blake stated in *Royal Ahold*:

> It is hard to imagine what else plaintiffs could do, short of filing an entirely separate complaint, to differentiate their § 11 [ ] pleadings from the allegations supporting their § 10(b) and Rule 10b-5 claims. As the Eighth Circuit reasoned, "§ 11 does not require proof of fraud for recovery," and "a pleading standard which requires a party to plead particular facts to support a cause of action that does not include fraud or mistake as an element comports neither with Supreme Court precedent nor with the liberal system of notice pleading." *In re NationsMart*, 130 F.3d at 315 (citations omitted).

351 F. Supp. 2d at 403.

The two District of Maryland cases cited by the Franklin-Templeton Defendants to support their "sounds in fraud" argument are easily distinguishable from this case. In *Hershey v. MNC Financial*, Judge Motz found that Rule 9(b) applied to claims brought under §§ 11, 12 and 15 of the 1933 Act and § 14(a) of the 1934 Act where "Plaintiffs' principal claims in this case are brought under § 10(b) of the 1934 Act and Rule 10b-5," *against the very same defendants*. 774 F. Supp. at 372 (citations omitted). Thus, in *Hershey*, plaintiffs had alleged that defendants had actual knowledge of the alleged wrongdoing and they themselves committed fraud. In this case, there is no § 10(b)/Rule 10b-5 allegation, or any other allegation containing a "scienter" element for that matter, against any of the Trustee/Signatory Defendants. In fact, as the Franklin-Templeton Defendants themselves point out with regard to the Trustee/Signatory Defendants, *"[n]othing is said about any one of them having any role in any of the alleged market-timing arrangements. Nor is there any allegation that any of them knew of any of the alleged wrongdoing."* (FT Def. Supp. Mem. at p. 5; emphasis added.)

Moreover, because the plaintiffs' allegations in *Hershey* focused on "statements of reasons, beliefs, and opinions," Judge Motz noted that, pursuant to *Virginia Bankshares, Inc. v. Sandberg*, 501

U.S. 1083, 1090 (1991), such statements are actionable only if they "'were made with knowledge that the directors did not hold the beliefs or opinions expressed.'" 774 F. Supp. at 375. He went on to say that "[t]his requirement in itself would appear to be an independent reason to apply Rule 9(b), for it requires proof of knowledge, which is equivalent to scienter." *Id.* However, this case does not concern any complained of "statements of reasons, beliefs and opinions" by Defendants, further distinguishing it from *Hershey*.

The second case, *Mates v. North Am. Vaccine, Inc.*, did not even concern a § 11 claim; rather it involved a claim under § 13(d) of the 1934 Act. While the Court, in *dicta*, noted that Rule 9(b) would apply to plaintiff's § 13(d) claim,[14] it did so because plaintiff "alleged that the Defendants have acted with fraudulent intent." 53 F. Supp. 2d at 822. As previously discussed, nowhere in the Complaint does Lead Plaintiff allege that the Trustee/Signatory Defendants acted with fraudulent intent, a fact highlighted by the Franklin-Templeton Defendants. (FT Def. Supp. Mem. at p. 5.)

Lead Plaintiff has carefully pled its claims against the Trustee/Signatory Defendants to charge them for their statutory liability under § 11 as Trustees and signatories of the misleading registration statements/prospectuses, and no more. Plaintiff's pleading simply reflects the unremarkable phenomenon that, within a corporation or group of defendants charged with wrongdoing, some will be liable for active and knowing participation, and some may not have had such knowledge, yet may be liable for their negligence. Lead Plaintiff's pleading merely reflects this reality, and plaintiffs must be permitted, indeed, encouraged, to submit pleadings that conform to what the unearthed facts show.

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[14]The portion of the opinion was *dicta* because the Court ultimately found that the plaintiff never had standing to assert her § 13(d) claim and dismissed the claim on that basis, *not* on Rule 9(b) grounds. 53 F. Supp. 2d at 826.

Consequently, the Franklin-Templeton Defendants' motion to dismiss the § 11 claim against the Trustee/Signatory Defendants should be denied.

Notably, the Franklin-Templeton Defendants have not challenged the sufficiency of the Class Action Complaint's allegations for purposes of Rule 9(b) with respect to any of the six other Franklin-Templeton Defendants. Nor have the Franklin-Templeton Defendants challenged the causes of action brought under the federal securities laws asserted against the four Trustee/Signatory Defendants for violations of § 15 of the 1933 Act, § 20(a) of the 1934 Act , or §§ 34(b) and 48(a) of the Investment Company Act. Consequently, this litigation should proceed against all of the Franklin-Templeton Defendants in any event.

II. Lead Plaintiff Has Adequately Pled Claims Under The 1934 Act Against The Calugar Defendants

As previously stated, the wrongdoing alleged in the Complaint involved, *inter alia*, the complicity of FT management, whereby FT executives and mutual fund managers agreed, and in fact personally negotiated, to give market timers "timing capacity" to trade FT Funds, in exchange for leaving millions of dollars in an FT hedge fund on a long-term basis. This "sticky asset"/*quid pro quo* arrangement was never disclosed to mutual fund investors, and is in direct violation of FT's prospectuses issued during the Class Period. (*See, e.g.*, ¶¶ 95, 101-13, 118-20, 191-92.)

Thus, for example, in 2001, a senior FT executive – Defendant Post – negotiated a special market timing arrangement in direct contravention of the FT prospectuses with Calugar and his companies, DCIP and SBI (collectively with Calugar, the "Calugar Defendants") (¶¶ 43-44), a wealthy private client and known market timer, who, along with SBI, has also been implicated in, *inter alia*, the Alliance Capital and MFS mutual fund scandals, and is a defendant in an action brought by the SEC arising out of his market timing and late trading of those funds. (¶¶ 42, 151-71.) The market timing capacity agreement provided that, in order for Calugar to gain privileges to market time FT Funds, he would be required to invest $10 million in an FT hedge fund. (*E.g.*, ¶¶ 96, 151-52, 161-63, 186.) Specifically, the Calugar Defendants' substantial investment in the FT hedge fund was contingent upon their being allowed to market time the Small Cap Fund. (*See, e.g.*, ¶¶ 96, 151-56, 160, 162-66, 168, 170, 186, 194.) In addition to permitting market timing privileges in contravention of prospectus disclosures, the arrangement further allowed the Calugar Defendants to circumvent FT market timing controls, utilize Fund/SERV[15] to place trades as late in the day as possible, and to avoid a 2% redemption fee. (¶¶ 96, 153-54.) As a result, the Calugar Defendants systematically transferred assets in and out of the Small Cap Fund in exchange for "parking assets" in the FT hedge fund for, at least, one year. (¶ 96.)[16]

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[15]Fund/SERV, a service offering of National Securities Clearing Corporation ("NSCC"), is a clearing system for the processing and settling of mutual fund trades, offering 29 processing cycles over 22 hours, giving trading partners access to a single automated trading platform. Notwithstanding the Calugar Defendants' assertion to the contrary (and their improper attempt to introduce facts not in the Complaint or in any document referenced therein) (Calugar Def. Supp. Mem. at 4 n.5), both the Calugar Defendants and FT affirmatively sought, and had control over, their use of Fund/SERV. (*See* ¶¶ 151, 153, 166, 173 (describing e-mail from Calugar to Post dated April 5, 2002, stating "We make our trading decision right at the close of the NYSE trading day. *It would be my preference to clear our transactions through the NSCC Fund/SERV System.*") (emphasis added.)

[16]The Calugar Defendants contend that defendant DCIP kept its $10 million investment in the FT hedge fund for "another full year" after what they claim was their last trade in the Small Cap Fund, "despite being under no obligation to do so," in their bid to suggest that perhaps the Calugar Defendants would have invested in the FT hedge fund even absent the *quid pro quo* arrangement to let them market time the Small Cap Fund. (Calugar Def. Supp. Mem. at 5.) However, contrary to their assertion (which is, at best, improper speculation on this motion to dismiss), the Calugar Defendants *were obligated to retain their investment in the FT hedge fund for over a year* and, virtually the minute the mandatory holding period was over, they informed Defendant Post of their intention to withdraw their investment in the FT hedge fund. (¶ 180; Ex. 26 to the MAC (a copy of which is annexed as Ex. 2 to the Karalian Decl.) ("section 4.03 of the Partnership agreement [ ] permits a limited partner to withdraw from the fund on any September 30 following an initial holding period *of at least 12 months*, and with 45 days written notice.").) (emphasis added).

As the Calugar Defendants note, "the Court is entitled to rely on public documents quoted by,

The Complaint charges the Calugar Defendants with violating § 10(b) of the 1934 Act and SEC Rule 10b-5 by knowingly engaging in acts, practices and a course of business which operated to defraud members of the Class as described generally above. (*See, e.g.*, ¶¶ 273-74, 277-78, 285-86, 289-90.) Calugar himself is also charged with violation of § 20(a) of the 1934 Act as a control person of DCIP and SBI. (¶¶ 306-09.) The 1934 Act allegations against the Calugar Defendants should be sustained in their entirety.

A. The § 10b/Rule 10b-5 Counts Have Been Adequately Alleged Against the Calugar Defendants

1. The Calugar Defendants Engaged in a Scheme and Course of Business to Defraud Fund Shareholders in Violation of §10(b)/Rule 10b-5

The Complaint does not allege that the Calugar Defendants made any misrepresentations or omissions. Rather, it alleges that the Calugar Defendants engaged in a scheme and course of business (in conjunction with certain of the Franklin-Templeton Defendants and Post) that was intended to, and did, have the effect of defrauding shareholders in connection with the purchase or sale of securities. As detailed in Pl. Omn. Br. at 17-22, the Calugar Defendants may be liable pursuant to Rule 10b-5(a) or (c)

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relied upon, incorporated by reference or otherwise integral to the complaint, and such reliance does not convert such a motion [to dismiss] into one for summary judgment." (Calugar Def. Supp. Mem. at 7 n. 8, quoting *Royal Ahold*, 351 F. Supp. at 349.)

without making any misrepresentations or omissions.[17] *See SEC v. Zanford*, 535 U.S. 813 (2002); *Royal Ahold*, 351 F. Supp. 2d at 372.

a. <u>The Market Timing Agreement Violated Rule 10b-5(a) and (c)</u>

As Judge Blake stated in *Royal Ahold*, the types of deceptive practices that may give rise to a claim under Rule 10b-5(a) and (c) are as limitless as a fraudster's imagination for mischief, and "'encompass the use of '*any* device, scheme, or artifice,' or '*any* act, practice, or course of business' used to perpetuate a fraud on investors.'" 351 F. Supp. 2d at 372 (quoting *Global Crossing*, 322 F. Supp. 2d at 336-37) (emphasis in original); *see also In re Initial Pub. Offering Sec. Litig.*, 241 F. Supp. 2d 281, 385 (S.D.N.Y. 2003). There is little doubt that the *quid pro quo* agreement between the FT-affiliated defendants and the Calugar Defendants used to perpetrate a fraud on the other investors in the FT Funds fits squarely within the type of "scheme" or deceptive "act, practice or course of business" prohibited by Rule 10b-5(a) and (c).[18] *See Quaak v. Dexia, S.A.*, 357 F. Supp. 2d 330, 341 (D. Mass. 2005), quoting *In re Lernout & Hauspie Sec. Litig.*, 236 F. Supp. 2d 161, 173 (D. Mass. 2003) (holding that a defendant can be liable as a primary violator of § 10(b) and Rule 10b-5 where the defendant "'substantially participate[d] in a manipulative or deceptive scheme ... even if a material misstatement by another person creates the nexus between the scheme and the securities market'"); *Disclosure Regarding*

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[17]Rule 10b-5 makes it unlawful:

(a) [t]o employ any device, scheme, or artifice to defraud;
(b) [t]o make any untrue statement of material fact or to omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, or
(c) [t]o engage in any act, practice or course of business which operates or would operate as a fraud or deceit upon any person, in connection with the purchase or sale of any security. 17 C.F.R. § 240.10b-5 (2004).

[18]Plaintiffs' Omnibus Brief dispatches with this argument, made by the Broker and Trader Defendants, in greater depth. *Id.* at pp. 17-26.

Market Timing and Selective Disclosure of Portfolio Holdings, 69 Fed. Reg. at 22300, 22301-06 (17 C.F.R. Parts 239 and 274) ("disclosure will not render lawful an arrangement whereby an investment adviser permits frequent purchases and redemptions of a mutual fund's shares in return for consideration that benefits the adviser, such as an arrangement to maintain assets in other accounts managed by the adviser.").[19]

The Calugar Defendants' reliance on *SEC v. PIMCO Advisors Fund Mgmt. LLC*, 341 F. Supp. 2d 454, 468 (S.D.N.Y. 2004) ("*PIMCO I*"), is misplaced for several reasons. First, that decision did not address the liability of "market timers." Rather, it dealt with an enforcement action against two employees of a mutual fund family. Second, the decision did not address liability under Rule 10b-5(c) (deceptive act, practice or course of business). Instead, the opinion focused exclusively on Rule 10b-5(a) and (b). *See* 341 F. Supp. 2d at 468-69.[20] Third, the *PIMCO* Court did not have to address whether someone like the Calugar Defendants, or Defendant Post, can be held liable for creating a fraudulent or manipulative scheme or course of business that would operate as a fraud or deceit because it found that the SEC could pursue aiding and abetting liability. 341 F. Supp. 2d at 466.

Moreover, while the *PIMCO* Court stated that market timing practices are not *per se* illegal "since many individual and institutional investors, as part of not uncommon investment strategies, continue to attempt to time markets with varying degrees of success" (341 F. Supp. 2d at 468), the type

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[19]The Calugar Defendants cite to the SEC's "proposed rule" of *Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holdings*, 68 Fed. Reg. at 70,404, dated December 17, 2003. (Calugar Supp. Mem. at 10.) Plaintiff has cited to the "final rule" (as enacted April 23, 2004) which, as quoted above, clearly indicates that, while market timing itself may not be *per se* unlawful, *quid pro quo* agreements like the one between the FT-affiliated defendants and the Calugar Defendants are a different story.

[20]The *PIMCO* Court found both defendants to be primarily liable pursuant to Rule 10b-5(b). 341 F. Supp. 2d at 465-66; *SEC v. Treadway*, 354 F. Supp. 2d 311, 316-17 (S.D.N.Y. 2005) ("*PIMCO II*").

of market timing complained of in this case is *not* typical, garden-variety market timing. Here, traders were not permitted to market time in the various Funds because of prohibitions in the language of the prospectuses disseminated to the Funds' public shareholders. *Infra* at 23-26. Consequently, in order to market time the Funds, the Calugar Defendants were forced to enter into *quid pro quo* arrangements, *i.e.* bribes, whereby they would place "sticky assets" in the Funds. (*See, e.g.*, ¶ 194.) These arrangements not only violated the language of the prospectuses, but allowed the Calugar Defendants an advantage in trading Fund shares that other investors did not have and were not aware of. In using this advantage, the Calugar Defendants were able to steal profits and exacerbate long-term Fund shareholder losses, as well as increase Fund expenses and create negative tax consequences which were borne by long-term holders. *Infra* at 32-34. Thus, the Calugar Defendants ran afoul of "§ 10(b) and Rule 10b-5(a) and (c)'s broad purpose to 'prevent practices that impair the function of [mutual fund] markets in enabling people to buy and sell securities at prices that reflect undistorted (though not necessarily accurate) estimates of the underlying economic value of the securities traded.'" *Royal Ahold*, 351 F. Supp. 2d at 382 (quoting *Global Crossing*, 322 F. Supp. 2d at 337).

b. The Trading by the Calugar Defendants in FT Funds was in Blatant Violation of the Franklin Small Cap Fund Prospectuses

While the Calugar Defendants are not alleged to have made any misrepresentations or omitted material information themselves, their suggestion that the registration statements/prospectuses issued by the Franklin-Templeton Defendants were not materially false and misleading is preposterous. (Calugar Def. Supp. Mem. at 5.) The Franklin-Templeton Defendants themselves do not even make such an argument.

As found in the SEC Consent Order, since at least 1996, prospectuses for FT Funds have generally contained language addressing market timing activity. The language has varied from fund to fund and over time, but the prospectuses have typically stated that a shareholder who engages in more than two round-trips (a purchase into a fund followed by sale out of the fund) in a calendar quarter "will be" considered a market timer, or "may be" considered a market timer. Prospectuses have also indicated that shareholders who buy or sell in amounts equal to at least $5 million, or more than 1% of the fund's net assets, "may be" or "will be" considered market timers. As the SEC found, **"although language has varied, the prospectuses have created a clear impression that market timing in FT funds was discouraged and would be closely monitored and restricted with reference to the round-trip and transaction amount limitations stated in the prospectuses."** (¶ 101, citing SEC Consent Order, ¶ 6, emphasis added.)

Specifically, the market timing by the Calugar Defendants described in the Complaint primarily relates to their trading in the Small Cap Fund (symbol "FRSGX") during the year 2001.[21] (*See, e.g.*, ¶¶

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[21]The contention by the Calugar Defendants that Plaintiff alleges they traded in conformity with Fund Prospectuses prior to August 2001 is completely false. As stated in the Complaint:

> Indeed, in the "Answer to Administrative Complaint," filed on February 17, 2004, by certain Franklin entities (including Franklin Resources, FAI and Franklin/Templeton Distributors, and broker-dealer subsidiary Templeton Franklin Investment Services, Inc.) in response to the Massachusetts Administrative Complaint, these defendants state that "Franklin's records show that, *in or about December 2000*, Calugar's brokerage firm, Security Brokerage, Inc. ('SBI'), opened several accounts at Franklin. *By mid-June 2001*, Franklin's market-timing 'police' *had coded SBI as a market timer* and *effectively barred Calugar and SBI from investing in Franklin mutual funds*."

(¶ 140; emphasis added.) Moreover, on April 6, 2001, Calugar opened the $30 million SBI 401(k) plan account, which was utilized in order to avoid detection and fees. (¶¶ 139, 142.)

While an April 20, 2001 memorandum states that "FT had accepted the plan and that Calugar had agreed to the two (2) round trips a quarter allowed by the prospectus" (¶ 141), that was 4 months *after*

161-162.) The September 2000 prospectus for the Franklin Small Cap Fund I (FRSGX), the successor to the Small Cap Fund, contains the following language with regard to market timers:

> MARKET TIMERS The Aggressive Growth Fund, Large Cap Fund and Small Cap Fund II may restrict or refuse purchases or exchanges by Market Timers. The California Fund and **Small Cap Fund I do not allow investments by Market Timers**. You may be considered a Market Timer if you have (i) **requested an exchange out of any of the Franklin Templeton funds within two weeks of an earlier exchange request out of any fund**, or (ii) exchanged shares out of the Franklin Templeton funds more than **twice within a rolling 90 day period**, or (iii) otherwise seem to follow a market timing pattern that may adversely affect the funds. Accounts under common ownership or control with an account that is covered by (i), (ii) or (iii) are also subject to these limits.

(¶ 104; emphasis added.)

Thus, the September 2000 prospectus was unequivocally clear that market timers were not allowed to invest in the Small Cap Fund I. As found in the Mass. Consent Order, "[t]he FRSGX prospectus stated that it did not allow investments by Market Timers." (¶ 105; citing the Mass. Consent Order at ¶ 31.) The 2000 prospectus proceeded to warn investors that they may be deemed "market timers" (and thus barred from the Small Cap Fund I) if they traded as infrequently as two exchanges out of any of the FT Funds within two weeks of any earlier exchange request out of any Fund, or exchange shares out of FT Funds more than twice within a rolling 90 day period, and added in 2000 that shareholders may be deemed market timers even if they did not fall within these criteria if they nevertheless "seem to follow a market timing pattern that may adversely affect the funds." Thus, the

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the Calugar Defendants had opened their original Franklin accounts, and had been coded as market timers by Franklin's market-timing police and effectively barred from investing in Franklin mutual funds which apparently caused Calugar to "agree[ ] to the two (2) round trips a quarter. . . ." (¶¶ 140, 142, 145 ("Greg Johnson and Peter Jones did not want to allow Calugar to trade because of his past trading activity"), ¶ 147 ("Dan Calugar of Security Brokerage in Las Vegas [is] [t]he same gentleman that was to be sole participant in the below plan (SBI Profit Sharing Plan) *and previously timed us through his old b/d* [*i.e.* "broker/dealer"]".) (Emphasis added.)

prospectus conveyed the message that market timing was prohibited, and that FT would apply an "*in terrorem*" definition of market timing – harsher perhaps even than the conventional understanding of market timing as rapid in-and-out trading – to bar market timers from the specified Funds, including the Small Cap Fund I. (¶ 105.)

The September 2001 prospectus for the Franklin Small Mid-Cap Growth Fund (FRSGX), the successor to the Small Cap Fund I, contains the following language with regard to market timers:

> MARKET TIMERS The Aggressive Growth Fund, Large Cap Fund and Small Cap Fund II may restrict or refuse purchases or exchanges by Market Timers. The California Fund and **Small-Mid-Cap [Growth] Fund do not allow** investments by Market Timers. You may be considered a Market Timer if you have (i) **requested an exchange out of any of the Franklin Templeton funds within two weeks of an earlier exchange request out of any fund**, or (ii) exchanged shares out of the Franklin Templeton funds more than **twice within a rolling 90 day period**, or (iii) otherwise seem to follow a market timing pattern that may adversely affect the funds. Accounts under common ownership or control with an account that is covered by (i), (ii) or (iii) are also subject to these limits.
>
> Anyone, including the shareholder or the shareholder's agent, who is considered to be a Market Timer by the Fund, its managers or shareholder services agent, will be issued a written notice of their status and the Fund's policies. Identified Market Timers who redeem or exchange their shares of the Fund within 90 days of purchase **will be assessed a fee** of 2% of redemption proceeds. This redemption fee does not apply to 401(k) participant accounts, accounts not held individually through Franklin Templeton Investor Services, LLC, and funds under the automatic dividend reinvestment program and the systematic withdrawal program. Some funds do not allow investments by Market Timers.

(¶ 107; emphasis added.)

The relevant language in the 2001 prospectus, which is substantially similar to the language of the 2000 prospectus, also contains the added language that any identified market timers ***will be*** assessed a 2% fee of redemption proceeds, further adding teeth to the prohibition on market timing. As found in the Mass. Consent Order, "[t]he FRSGX prospectus stated that market timing trades would be assessed a 2% short term trading fee." (¶ 108, quoting Mass. Consent Order at ¶ 32.)

In addition to the foregoing language pertaining to market timers, both the September 2000 and September 2001 prospectuses contain the following language with respect to excessive trading:

> Because **excessive trading can hurt fund performance, operations, and shareholders**, the Funds reserve the right to revise or terminate the exchange privilege, limit the amount or number of exchanges, reject any exchange, or restrict or refuse purchases if (i) a Fund or its manager believes the Fund would be harmed or unable to invest effectively, or (ii) a Fund receives or anticipates simultaneous orders that may significantly affect the Fund.[22]

(¶ 109; emphasis added.)

Notwithstanding the clear prohibitions against market timing in the relevant Small Cap Fund prospectuses stated above, the Calugar Defendants contend that neither their *quid pro quo* market timing arrangement with Franklin/Templeton nor their market timing of the Franklin Small Cap Fund violated the relevant prospectuses. (Calugar Def. Supp. Mem. at 10.) First, quoting from, and underscoring select portions of, the September 2000 prospectus for the Small Cap Fund (but failing to underscore the clause that reads "the Small Cap Fund I do[es] not allow investments by Market Timers"), the Calugar Defendants contend that "the prospectus actually reserved to FT's discretion to determine who would be considered a 'Market Timer' .... and to determine whether trading was excessive or hurting fund performance, operations or shareholders...." (*Id.* at 11-12.) Consequently, these Defendants insinuate

[22]Furthermore, although, as set forth above, the prospectuses contained numerical guidelines regarding the frequency and dollar amounts of timing trades that would be allowed by the Funds, the SEC found in its Consent Order that:

> Franklin [FAI] actually decided whether to grant the requests based solely on whether the portfolio managers thought the proposed trading would be disruptive to the fund involved. Contrary to what the public would have understood from reading the FT prospectuses, the prospectus guidelines were irrelevant to Franklin's decisions. Franklin approved timing agreements inconsistent with the prospectus guidelines. None of the FT prospectuses disclosed this practice nor did Franklin disclose the practice to the fund boards or to fund shareholders. Franklin earned fees on the assets used in the timing it permitted under its undisclosed practice. [¶ 120, quoting SEC Consent Order at ¶ 7.]

that there was no real prohibition against market timing because Franklin Templeton had discretion to determine (i) what "market timing" was, even if it turned the plain meaning of the term on its ear; and (ii) whether market timing was "excessive." (*Id.*) Not even the Franklin-Templeton Defendants made this argument, and in any event, the virtually identical argument made by the defendants in *PIMCO I* was expressly rejected by the court there.

In *PIMCO I*, the SEC alleged that the PIMCO Funds made several disclosures concerning market timing that could be characterized as either material misrepresentations or material omissions. The disclosures could constitute misrepresentations because they gave the clear impression to investors that the PIMCO Funds were hostile to market timing activities and intended for use by long-term investors at the same time that PIMCO was negotiating and maintaining a market timing relationship with a renowned market timer (Canary Capital Partners LLC), similar to the Calugar Defendants. 341 F. Supp. 2d at 464. The PIMCO Court noted that defendants' contentions that the disclosures alleged by the SEC were not misrepresentations because they *did not formally prohibit market timing under all circumstances* "miss the mark." *Id.* The Court went on to state that:

> Rule 10b-5 makes it unlawful to "make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, *in the light of the circumstances under which they were made*, not misleading." Rule 10b-5(b), 17 C.F.R. § 240.10b-5(b) (emphasis added). In this case, at the same time that PIMCO assured investors that it would act to stop market timing activities if they were deemed "detrimental to the Trust or a particular Fund," and that the company "limited the number of 'round trip' exchanges an investor may make" (Compl. ¶ 39), PIMCO was negotiating a preferred market timing arrangement with Canary that, according to the Complaint, harmed several of the PIMCO Funds *with the knowledge* of [defendants], and that did not apply the same market timing limits to Canary that applied to all other PIMCO Funds investors. Thus, even if the Canary arrangement was not strictly prohibited by the alleged disclosures, the disclosures were clearly misleading *under the circumstances* because they informed investors that the management of the PIMCO Funds would act to protect the interests of long-term investors from

> market timers at the same time that the Funds were, under the direction of [defendants], allegedly facilitating an undisclosed market timing arrangement . . . . Because the disclosures here could easily be read by a factfinder to strictly limit market timing, and because the Canary arrangement was so out of keeping with the PIMCO Funds' policy against market timing, dismissal of the SEC's misrepresentation claim is inappropriate at this stage of the proceedings.

Id. (emphasis added).

The *PIMCO* Court also went on to state that:

> The failure to disclose the underlying market timing arrangement with Canary could similarly be considered a material omission. Disclosure of the arrangement, with its potential detrimental impact on investors in several mutual funds affected by the market timing practices, could easily have affected a reasonable long-term investor's decision to invest in one of the funds that Canary aggressively market-timed. The Court concludes that failure to disclose the arrangement, which was negotiated and implemented at the same time that the PIMCO Funds issued a blanket statement indicating its hostility to market timing practices, may give rise to liability under Rule 10b-5. *Cf. P. Stolz Family Partnership L.P. v. Daum*, 355 F.3d 92, 97 (2d Cir. 2004) ("It would be perverse indeed if an offeror could knowingly misrepresent historical facts but at the same time disclaim those misrepresented facts with cautionary language.").

341 F. Supp. 2d at 464-65.

Just as in the *PIMCO* case, at the same time FT assured investors in the Small Cap Fund that such fund "do[es] not allow investments by Market Timers" (¶ 104), and it would stop market timing that was "excessive," it was negotiating a preferred market timing arrangement with the Calugar Defendants. Thus, even if the Calugar Defendants' timing arrangement "was not strictly prohibited by the alleged disclosures, the disclosures were clearly misleading *under the circumstances* ...." *PIMCO I*, 341 F. Supp. 2d at 464 (emphasis added). Moreover, "[t]he failure to disclose the underlying timing arrangement with [the Calugar Defendants] could similarly be considered a material omission." *Id.* at 465; Complaint ¶¶ 5, 95.[23]

Additionally, the argument by the Calugar Defendants that the term "market timing," as used in the prospectuses, was ambiguous or defined in the discretion of Franklin-Templeton and, therefore, the market timing agreement with the Calugar Defendants was not necessarily violative of the prospectuses, is disingenuous in light of the fact that *Calugar was expressly told in writing that his "market timing" arrangement with Franklin-Templeton was violative of the prospectuses*! Specifically, the August 29, 2001 e-mail sent on behalf of defendant Post to Calugar (portions of which are quoted in ¶ 163) states:

> *Page 69 of the prospectus defines market timers* to include someone who has requested an exchange out of any of the Franklin Templeton funds within 2 weeks of an earlier exchange or who exchanges shares out to any of the Franklin Templeton funds more than twice within a rolling 90 day period. Since I expect that *our* investment in the Franklin Small Cap Growth Fund will be exchanged out of equity approximately 4 times a month (or 12 times within a rolling 90 day period), *it appears that our investment would fall squarely within the definition of "market timing"* and therefore a 2% fee would be assessed on each exchange.
>
> Provided your trades are limited to no more than four (4) per month and you use Fund/SERV for these exchanges, the 2% fee will not be assessed.

[23]While acknowledging that, pursuant to the *PIMCO I* decision, the failure to disclose the agreement between Franklin-Templeton and the Calugar Defendants would make the prospectuses misleading because they omitted material information (341 F. Supp. 2d at 469), the Calugar Defendants argue that the non-disclosure only violated a "duty owed by the Funds to their investors," consequently the Calugar Defendants had no responsibility for such omissions. (Calugar Def. Supp. Mem. at 10 n. 11.) Because the Complaint does not charge the Calugar Defendants with direct responsibility for said omissions, their point is irrelevant. However, what is important, is that the market timing by the Calugar Defendants and their *quid pro quo* arrangement with certain of the Franklin-Templeton Defendants made the prospectuses materially misleading and, therefore, constituted independent manipulative conduct which was an integral part of the scheme which caused harm to Plaintiff and the Class giving rise to the Rule 10b-5(a) and (c) claims alleged. *See* Pl. Omn. Br. at n.23; *infra* at 40-41 n.30 (*Central Bank* discussion).

See Ex. 13 to the MAC (a copy of which is annexed to the Karalian Decl. as Ex. 3) (emphasis added). Thus, Calugar knew full well that his trading pursuant to the *quid pro quo* arrangement would qualify as "market timing" under the prospectuses.

This same August 29, 2001 e-mail sent on behalf of Post to Calugar also wholly discredits the Calugar Defendants' contention that the "2% redemption fee was not even an issue when Post and Calugar are alleged to have initially made their agreement" in August 2001 because, at that time, the September 2000 prospectus was in place. (Calugar Def. Supp. Mem. at 12.) Indeed, as the e-mail makes clear, the mandatory 2% redemption in the September 2001 prospectus was very much an issue for the Calugar Defendants. In particular, the August 29, 2001 e-mail says:

> *The July 1, 2001 supplement to the prospectus* for the Franklin Small Cap Growth Fund I *states that effective September 17, 2001 a fee of 2% of redemption proceeds will be assessed upon Market Timers* (as defined on page 69 of the prospectus) who exchange their shares within 90 days of purchase.
>
> *Provided your trades are limited to no more than four (4) per month and you use Fund/SERV for these exchanges, the 2% fee will not be assessed.*

(Karalian Decl., Ex. 3, p. 1; emphasis added.)

The Calugar Defendants also argue that "Plaintiff does not allege that any of the Calugar Defendants were ever identified by FT as 'Market Timers' or if they were, that FT notified them of that determination in writing [and] [a]ccordingly, FT's purported 'waiver' of the 2% fee did not violate the prospectus and cannot form the basis of a Rule 10b-5 claim against the Calugar Defendants" (Calugar Def. Supp. Mem. at 12-13). However, the August 29, 2001 e-mail expressly identifies Calugar's trading pursuant to the *quid pro quo* arrangement, *in writing*, as "fall[ing] squarely within the definition of 'market timing,' and therefore a 2% fee would be assessed on each exchange" pursuant to the prospectus absent the arrangement. (Karalian Decl., Ex. 3, p. 1.) Therefore, this contention by the Calugar Defendants, like the others previously discussed, is demonstrably false.

c. The Calugar Defendants' Argument That Plaintiff has not Alleged any Damage is Wrong and, in any Event, Premature

The Calugar Defendants' argument that Plaintiff has not alleged any damage resulting from the Calugar Defendants' trading in the Small Cap Fund is dependent on their setting up a strawman, namely, their claim that "Plaintiff has alleged that Calugar and SBI incurred a loss of $400,000 from the three trades alleged." (Calugar Def. Supp. Mem. at 14.) However, Plaintiff has made no such allegation.

In an August 14, 2001 e-mail, Calugar wrote to Post summarizing the nature of the "sticky asset" agreement between FT and the Calugar Defendants. (¶ 151.) Calugar wrote, *inter alia*, that "[d]uring the balance of 2001, Security Brokerage, Inc. (SBI) will make purchases of *up to $45 million* in the Franklin Strategic Small Cap Growth Fund (FRSGX)." (*Id.*; emphasis added.) Elsewhere, in an October 29, 2001 e-mail, it was noted that Calugar had already market timed "*approx*. $20 million" and sent another $25 million to Franklin-Templeton's money market account. (¶ 170; emphasis added.) As described in the Complaint, "[t]he SBI account made three (3) exchanges in *approximately* $20 million dollar blocks of trades. Calugar, apparently for business reasons, decided to redeem $44.6 million out of the account on November 9, 2001." (¶ 171; emphasis added.)

The Calugar Defendants apparently have taken $45 million and subtracted the $44.6 million redeemed from the money market account on November 9, 2001 to arrive at what they claim is their $400,000 loss from market timing the Small Cap Fund. However, there is nothing alleged in the Complaint that says Calugar actually invested exactly $45 million in timing said fund. $44.6 million *is* "approximately" $45 million (so is $43 million for that matter, which, had that been the number invested, would have resulted in a substantial profit). Moreover, there is nothing alleged that states that when Calugar redeemed $44.6 million from the Franklin money market (¶ 171) he redeemed *all* of the Calugar Defendants' money in that account (or all their money in any other FT account in which they were then invested).[24] Likewise, there is nothing to suggest that the Calugar Defendants had not made other redemptions out of the money market fund *prior* to November 9, 2001. Consequently, at this initial pleading stage, without the benefit of discovery, the Calugar Defendants' damages argument cannot be presumed to be factually correct. *See Scheuer v. Rhodes*, 416 U.S. 232, 236 (1974); *Ibarra v. United States*, 120 F.3d 472, 474 (4th Cir. 1997) (in considering defendants' motion to dismiss, Court must "construe the facts and reasonable inferences derived therefrom in the light most favorable to the plaintiff.").

Even if the Calugar Defendants were factually correct that Calugar lost $400,000 trading in the Small Cap Fund, their damages argument would still fail. A market timer certainly need not have "profited" to have damaged investors, as the damage does not depend on his skill or success in timing, but the harmful effect from the timing activity. As detailed in the Complaint:

> Market Timing causes significant harm to typical FT Fund investors in a variety of ways. For example, market timing causes "dilution", by not only depriving non-timer FT Fund investors of gains they would otherwise realize on their investments, but also by forcing them to incur a disproportionate share of the losses on days that the NAV declines. The timer steps in at the last minute and

[24] In fact, the Complaint states that "in response to the Massachusetts Administrative Complaint, the[ ] [FT] defendants state that 'Franklin's records show that, in or about December 2000, Calugar's brokerage firm, Security Brokerage, Inc. ('SBI'), opened *several accounts* at Franklin.'" (¶ 140; emphasis added.) "On April 6, 2001, Calugar opened a $30 million profit sharing 401(k) account under the name of his broker-dealer, Security Brokerage, Inc." (¶¶ 139, 148.) Redeeming $44.6 million from the Franklin money market fund alone ignores tens of millions of dollars in these other accounts owned by the Calugar Defendants.

> takes part of the buy-and-hold investors' upside when the market goes up; and as a result the next day's NAV, as calculated on a per share basis, is less than it would have been had the timer not invested in the Fund. Conversely, if the timer sells shares on days that market prices are falling below the calculated NAV, the arbitrage has the effect of making the next day's NAV, as calculated on a per share basis, lower than it would otherwise have been, thus magnifying the losses that are experienced by other investors in the fund.

(¶ 80.)

The Calugar Defendants claim that they "could not have taken anything from 'buy-and-hold' investors when [t]he[y] invested in the Small Cap Fund because the share price apparently went down, not up" and, thus, under Plaintiff's "dilution" damage theory, the Class members were not harmed. (Calugar Def. Supp. Mem. at 14.) However, once again, the Calugar Defendants assume facts not in evidence (or alleged in the Complaint). As noted above, the Calugar Defendants made numerous market timing trades in FT Funds (not just the three they focus on). *Supra* at 23-24 n.21. By way of example, if these defendants only made six trades (three round trips; *see* ¶ 170), four of which made them money and two did not, Class members may have been damaged under the "dilution" damage theory on those four occasions in which the Calugar Defendants made money.[25]

Additionally, the harm to FT Fund investors from market timing extends beyond dilution. "For example, market timing requires frequent trading of mutual fund shares with significant amounts of cash

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[25]In addition, the fact that the Calugar Defendants may have invested $45 million did not limit the number of trades they made or the amount of money they used to time the Small Cap Fund to $45 million; the $45 million was repeatedly "leveraged" to increase its trading power. *See* ¶ 173 (where Calugar explains his trading model as follows: "All of our exchanges are 100% exchanges and all of our positions are exchanged the same way. In other words, we would at all times be either 100% 'in equity funds' or 100% 'in money market funds.'"). For example, an e-mail by Post on October 29, 2001 notes that "Calugar has done 'three round trips' in FRSGX ... 'The moves are for 100% or approx. $20 million. I should have added that they have been in the Small Mid a total of 5 days – two 2 day trips and one 1 day trip.'" (¶ 170.) Thus, using approximately $20 million, the Calugar Defendants made 6 transactions (3 round trips) of "approx. $20 million," or around $120 million of aggregate trades.

which, in turn dramatically increases transaction costs, such as commissions, on the long-term investors that eat away at returns. Trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market which impose costs on the Funds' long term investors." (¶ 81.) Market timing also harms other Fund investors by forcing Fund managers to invest heavily in highly liquid, short-term investments that carry a lower rate of return than other securities, to ensure their ability to redeem shares sold by market timers. Fund managers are therefore forced to enter into special investments as an attempt to "hedge" against timing activity (instead of simply refusing to allow it), thus deviating altogether from the ostensible, publicly stated investment strategy of their funds, and incurring further transaction costs. (¶ 82.) These damages are incurred from market timing regardless of whether the market timer makes or loses money on its timing trades; consequently, the Calugar Defendants' argument is largely irrelevant to the damages question.[26]

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[26]The Calugar Defendants' reliance on *Glaser v. Enzo Biochem, Inc.*, 303 F. Supp. 2d 724, 751 (E.D. Va. 2003), is misplaced. In *Glaser*, on plaintiffs' *fourth* attempt at pursuing their claims against defendants therein (*id.* at 729), the court dismissed Rule 10b-5 claims on, among other grounds, plaintiffs' failure to sufficiently plead "causation." The court noted, in a claim pursuant to Rule 10b-5(b) (the making of misrepresentations), that "[p]laintiffs allege decreases in market price during certain periods and on certain days, however, they make no effort to show how any of the alleged misrepresentations had any effect on the market price during those periods." *Id.* at 751.

In contrast, the claims brought against the Calugar Defendants are pursuant to the "scheme" provisions of Rule 10b-5(a) and (c). Also, because this is a mutual fund case, as opposed to a garden-variety open market common stock fraud case, Plaintiff does not allege that Class members' damages were caused by the reaction of a stock's price to misrepresentations when Class members may have purchased their securities, but rather the damage is tied to the *market timers'* purchases and sales of securities which harmed mutual fund investors. *See* Pl. Omn. Br. at 39-42. In this connection, the Complaint, with particularity, alleges that:

> As a result of the manipulative scheme alleged herein and/or the FT Section 10(b) Defendants' dissemination of the materially misleading information and failure to disclose material facts, as set forth above, the prices of the Funds' securities were distorted during the Class Period such that they did not reflect the risks and costs of the

Furthermore, the measure of damages and issues of causation will be the subject of expert discovery, and are premature to consider at this preliminary stage of the litigation. *See, e.g., In re WorldCom, Inc. Sec. Litig.*, 294 F. Supp. 2d 392, 428 (S.D.N.Y. 2003) (if defendants believe they may be able to disprove causation "they will have an opportunity to do so at a later stage of the litigation, when it is appropriate to weigh the parties' competing evidentiary submissions."). As the Court is aware, the independent damages consultants ("IDCs") appointed by the SEC are presently struggling with these complex issues, further discussion of which is, therefore, best deferred for now.

d. The Scheme Engaged in by the Calugar Defendants <u>Has Been Alleged With Sufficient Particularity</u>

In order to comply with Fed. R. Civ. P. 9(b) with respect to a claim alleged pursuant to Rule 10b-5(a) or (c), a plaintiff must specify "'what manipulative acts were performed, which defendants performed them, when the manipulative acts were performed, and what effect the scheme had on the market for the securities at issue'." *Royal Ahold*, 351 F. Supp. 2d at 372 (quoting *In re Blech Sec. Litig.*, 961 F. Supp. 569, 580 (S.D.N.Y. 1997)). Despite acknowledging that "approximately 70 paragraphs" of

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> continuing course of conduct alleged herein. In ignorance of these facts that the prices of the Funds' securities were distorted, and relying directly or indirectly on the misleading statements in the prospectuses, and/or on the absence of material adverse information that was known to or recklessly disregarded by the Section 10(b) Defendants but not disclosed in public statements by defendants during the Class Period, Lead Plaintiff and the other Holders held the shares or interests in the FT Funds during the Class Period, and were damaged thereby, due to, among other things, costs imposed on the Funds by market timing activity, as alleged above, which were borne by the Funds' non-timer shareholders, including the Holders, and the profits effectively stolen from Lead Plaintiff and the Holders by the market timing allowed by the Section 10(b) Defendants.... As a direct and proximate result of the Section 10(b) Defendants' wrongful conduct, Lead Plaintiff and the Holders suffered damages.

(¶¶ 290, 293; *see also* ¶¶ 278, 281 (with respect to "Purchasers").) Therefore, causation has been sufficiently pled here.

the Complaint specifically detail the scheme participated in by the Calugar Defendants (Calugar Def. Supp. Mem. at 1) and that Plaintiff has recited "seemingly every communication between FT and the Calugar Defendants ever to have occurred" (*id.* at 15), the Calugar Defendants naturally claim the Complaint is still not specific enough for their liking.

While not taking issue at all with the detailed level of specificity of the allegations concerning the nature of the *quid pro quo* market timing agreement between the Calugar Defendants and the FT Defendants (*i.e.*, the manipulative scheme) or the specific pleading of facts demonstrating a strong inference of fraud against them, the Calugar Defendants instead fixate on the level of specificity concerning the actual trades they made in the Small Cap Fund. (*Id.* at 16.) Surely these defendants cannot be serious.

In particular, among other allegations, the Complaint specifies the contents of an October 29, 2001 e-mail between Franklin-Templeton personnel (Tom Johnson and Peter Jones) which notes that the Calugar Defendants made "three round trips" in the Small Cap Fund. (¶ 170.) "The moves are for 100% or approx. $20 million. I should have added that they have been in the Small Mid a total of 5 days – two 2-day trips and one 1-day trip." (*Id.*) The actual October 29 e-mail goes on to note that "the Small Mid Cap opened Sept. 18 " and that Calugar had done the three round trips between that date and October 29, 2001. (*See* Ex. 18 to the MAC (a copy of which is annexed to the Karalian Decl. as Ex. 4); Class Action Complaint, ¶ 167.) These are highly detailed allegations of trading, especially considering that any additional particulars are uniquely in the possession of Defendants. Rule 9(b) requires nothing more.[27]

[27]Notwithstanding the Calugar Defendants' contention to the contrary, the Complaint does allege how Calugar's trades caused damage to other investors. (*See* ¶¶ 80-83, 86, 90, 93, 97, 273, 278-79, 281, 285, 290-91, 293.)

See Keeney v. Larkin, 306 F. Supp. 2d 522, 528 (D. Md. 2003), *aff'd*, No. 03-2127, 2004 U.S. App. LEXIS 14952 (4th Cir. 2004) ("neither Rule 9(b) nor the PSLRA requires plaintiff to set forth facts which, because of the lack of discovery, are in the exclusive possession of the Defendants."); *Arnlund v. Deloitte & Touche, LLP*, 199 F. Supp. 2d 461, 475 (E.D. Va. 2002) ("it is prudent to keep in mind that the PSLRA does not require a plaintiff to prove his case in his complaint."). Because neither Rule 9(b) nor the PSLRA requires Plaintiff "to plead 'detailed evidentiary matter' in order to survive a motion to dismiss," the Calugar Defendants' argument on this point must fail. *Keeney*, 306 F. Supp. 2d at 528 (quoting *In re Health Mgmt. Inc. Sec. Litig.*, 970 F. Supp. 192, 208 (E.D.N.Y. 1997)).

B. The § 20(a) Count Has Been Adequately Alleged Against Calugar

The sole basis on which Calugar moves to dismiss the § 20(a) claim against him is that Plaintiff purportedly has "fail[ed] to state a claim for violation of Rule 10b-5 against either SBI or DCIP," the entities he controls. (Calugar Def. Supp. Mem. at 16.) However, because Plaintiff has adequately alleged § 10(b)/Rule 10b-5 claims against defendants SBI and DCIP, as detailed in Pl. Omn. Br. and herein, Calugar's motion to dismiss the § 20(a) claim must fail.

III. The § 10b/Rule 10b-5 Counts Have Been Adequately Alleged Against Defendant Post

A. The Complaint Adequately Alleges that Post was a Primary Participant in a Scheme to Defraud Sufficient to Establish Liability Under Rule 10 b-5(a) and (c)

The Complaint alleges that Defendant Post, a senior executive of FT (specifically, an FT broker and Senior Vice President of Franklin Trust Company, as well as Vice President of defendant Franklin Templeton Alternative Strategies (¶ 46)) was at the center of the scheme and course of business (in conjunction with the FT-affiliated defendants and the Calugar Defendants) that was intended to, and did, have the effect of defrauding Fund shareholders. The Complaint details Post's primary role in the fraudulent scheme to sell approximately $45 million of market timing capacity in exchange for Calugar's $10 million investment into an FT hedge fund which Post managed. Post personally (i) solicited Calugar's investment in FT hedge funds; (ii) acted as the point-person within the FT complex for all communications with Calugar; (iii) negotiated and entered into the *quid pro quo* arrangement with Calugar, a known market-timer; (iv) negotiated the frequency of Calugar's improper market timing trades within the FT complex; and (v) designed the manner in which Calugar's trading was conducted to avoid detection. (¶¶ 95-96, 137-38, 146-48, 151-52, 161-66.)

Post, nevertheless, claims that the Complaint "does not allege facts [he] engaged in any deceptive acts to support a claim against [him] as a primary actor." (Post Supp. Mem. at 14.) He argues that "[t]he only actions allegedly taken by [him] are accepting an investment in the hedge fund and perhaps assisting Calugar in obtaining market timing capacity ... if that much." *Id.* However, the aforementioned particularized factual allegations demonstrate that Post did not simply assist or aid and abet Calugar in securing market timing capacity as he asserts (*id.* at 7); rather, he solicited it, negotiated its parameters, designed the manner in which to conceal it from those at FT who were responsible for policing it, waived Calugar's redemption fees, and profited from it. In fact, Post's role was so prominent that Calugar's August 14, 2001 e-mail to him states: **"I very much appreciate the privilege of making these investments, and the work you [Post] have done to make this possible."** (¶ 151.) Additionally, Post twice refers to Calugar's investment in the Small Cap Fund as "our" investment in the August 29, 2001 e-mail. Karalian Decl., Ex. 3, p. 1.

Further, on September 20, 2004, Post's former employer, Franklin Templeton Alternative Strategies, Inc. (FTAS), entered into the Mass. Consent Order concerning improper market timing. Post was the only FT employee mentioned by name in the "Related and Involved Parties" section of this Consent Order.[28] Indeed, the scheme described in the "Statement of Facts" section of the Mass. Consent Order is referred to as the "Post/Calugar Arrangement." As Massachusetts determined (and FTAS admitted), Post was inextricably involved in setting up the complained of scheme.

Moreover, the Complaint alleges that Post negotiated the Calugar's market timing capacity in the Small Cap Fund even though Post knew that the Fund's prospectuses prohibited such timing. (¶¶ 151, 159, 161, 163-65; Karalian Decl., Ex. 3, p. 1.) To make matters worse, Post did not provide this critical information regarding the Calugar arrangement to the individuals writing and updating Fund prospectuses, despite being the person who had direct responsibility and information regarding the arrangement. Thus, he deliberately chose to ensure that the information going to Fund shareholders would be incorrect so that his favored clients could engage in transactions he negotiated on behalf of FT. Under these circumstances, his role in the scheme which caused the misstatements/omissions is sufficiently direct to establish liability. *See In re Kidder Peabody Sec. Litig.*, 10 F. Supp. 2d 398, 419 (S.D.N.Y 1998) (rejecting argument that an executive could not be held liable for false information that was included in an affiliate's financial statements – information that the executive knew was false and should have ensured was correct – merely because the executive was not the "speaker" or direct conveyor of information, where the court found that the executive was "knowingly and inextricably involved in [the conduct] that led to the misstatements.");[29] *SEC v. U.S. Envtl., Inc.*, 155 F.3d 107, 112

[28]A copy of the Mass. Consent Order is annexed to the Karalian Decl. as Ex. 5. The Mass. Consent Order is repeatedly referenced and quoted from in the Class Action Complaint. (*See, e.g.*, Complaint preamble at p. 2, ¶¶ 92, 105, 108, 141, 148, 153, 155-56, 166, 201.)

[29]While Post claims that he cannot be liable because he did not personally "make" statements to shareholders, he ignores his role in perpetrating the fraud on investors and creating the fraudulent scheme. *See Royal Ahold*, 351 F. Supp. 2d at 372 (a defendant may be liable pursuant to Rule 10b-5(a)

(2d Cir. 1998) (defendant "effected the very" deceptive devices and contrivances that were at the heart of the alleged scheme); *see also In re Enron Corp. Sec., Deriv., and ERISA Litig.*, 235 F. Supp. 2d 549, 589, 687, 689 (S.D. Tex. 2002); *In re Global Crossing Ltd. SEC Litig.*, 322 F. Supp. 2d 319, 328-29 (S.D.N.Y 2004).

Put simply, Post created and implemented the scheme to allow Calugar to engage in improper trading in FT Funds. Post was more than a substantial participant – he was the primary architect and engineer of the scheme to allow Calugar to market time FT Funds. Post's central role in the scheme alleged here, violates Rule 10b-5 (a) and (c). *See, e.g., SEC v. First Jersey Sec., Inc.*, 101 F.3d 1450 (2d Cir. 1996) (orchestrator of scheme primarily liable under § 10(b)); *Mishkin v. Ageloff*, 97 Civ. 2690 (LAP), 1998 U.S. Dist. LEXIS 14890 (S.D.N.Y. Sept. 23, 1998) (holding that plaintiffs had stated a claim under § 10(b) by alleging that defendant "participated in a fraudulent scheme" by directing, along with a co-defendant, securities brokers that implemented the scheme).[30]

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or (c) without making any misrepresentations or omissions).

[30]Post, relying on *Primavera Familienstiftung v. Askin*, 95 Civ. 8905 (RWS), 1996 U.S. Dist. LEXIS 12683 (S.D.N.Y. Aug. 30, 1996), argues that there are no allegations to satisfy "the essential requirement" that he had any involvement in the sale or purchase of the relevant security, "*i.e.* the Mutual Fund shares." (Post. Supp. Mem. at 8, 15 n.18.) However, as *SEC v. First Jersey Sec., Inc.* makes clear, no such requirement exists. In *First Jersey*, the Second Circuit held § 10(b) applicable to a participant who directed a fraudulent scheme, but did not personally interact with the market. 101 F.3d at 1471-72. The *First Jersey* plaintiffs accused a securities-trading firm and its owner/director, Robert E. Brennan, of operating "a massive and coordinated system of fraudulent practices to induce its customers to buy certain securities from the Firm at excessive prices unrelated to prevailing market prices." *Id.* at 1456. Brennan argued that even if the firm had defrauded its customers, he could not be held liable as a primary violator of § 10(b), as he had not personally interacted with the firm's customers. *See id.* at 1471. The Second Circuit disagreed, relying on the lower court's findings "that Brennan was engaged in the purposeful planning of the pattern and repeated format of trading in which the respective branch offices engaged and that he 'orchestrated every facet of [the firm's] branch office network.'" *Id.* at 1471-72 (citation omitted). In light of the fact that *First Jersey* was decided approximately 4 months *after* *Primavera* and is an appellate decision in the Circuit of the *Primavera* Court, *Primavera*, to the extent it conflicts with *First Jersey*, is no longer good law. *See also In re Lernout & Hauspie Sec. Litig.*, 236 F. Supp. 2d 161, 173 (D. Mass. 2003) (refusing to follow *Primavera*).

B. <u>The Complaint Alleges Post's Scienter With Particularity</u>

The Complaint quotes extensively from nine (9) e-mails exchanged between Post and Calugar about their market timing scheme. These communications establish that Post's mental state embraced an intent to deceive, manipulate, or defraud the investors in the Funds, including the Small Cap Fund. The Complaint alleges in detail that:

- Calugar, in an August 14, 2001 e-mail to Post, outlined their market timing scheme. Calugar recognized that market timing is a privilege and not a right and appreciated the privilege of making these investments, and the work Post had done to make this possible. (¶ 151);

- In an August 23, 2001 e-mail to Post, Calugar seeks assurances regarding his need to make four (4) exchanges per month and points out that the FRSGX prospectus language prohibits it. Calugar states:

  Just looking at the prospectus, I don't see a solution to theses issues that would permit us to make the 4 round trip exchanges per month that we desire to place for the assets invested in Franklin Small Cap Growth. As you know, **there is a one year lock up on funds invested in the Franklin Templeton Strategic Growth Fund**, so **it is important to me that before we make a $10 million investment in the hedge fund, we are able to make reasonably certain that we will be able to make the Franklin Small Cap Growth Fund investment in the manner that we have presented to you.** Because of the significance of this matter, I would like to be able to discuss any proposed solution to these issues both with you and the persons on the mutual fund side who monitor and enforce the market timing rules to make sure we are all on the same page. **It seems**

Further, Post blatantly mistates the holding of *Barker v. Henderson, Franklin, Starnes & Holt*, 797 F.2d 490, 494-95 (7th Cir. 1986), which nowhere states that only "issuer[s], director[s], signator[ies] of a prospectus, offeror[s] or seller[s] of securities" can be held liable under the 1934 Act. (Post. Supp. Mem. at 8 n.11.) *Barker*, simply held, on a *summary judgment* motion, that plaintiffs did not sufficiently put forth evidence to show that the defendant law and accounting firms had the requisite scienter to hold them liable under § 10(b)/Rule 10b-5. 797 F.2d at 496-97. Indeed, if *Barker* had limited potential § 10(b) violators to offerors and sellers of securities, which it does not, the decision would have been overruled by the U.S. Supreme Court's subsequent opinion in *Central Bank of Denver v. First Interstate Bank of Denver*, 511 U.S. 164, 191 (1994), which specificially said that "*[a]ny* person or entity, *including a lawyer, accountant*, or bank, who employs a manipulative device or makes a material misstatement (or omission) ... may be liable as a primary violator under 10b-5 ...." (Emphasis added.)

clear to me that movement of a $45 million mutual fund position will not go unnoticed, and I want to determine, before making the investment, what the response from the market timing reviewers will be. [¶ 161 (emphasis added)];

- Post reassures Calugar of their agreement and states in an e-mail dated August 29, 2001: "Provided your trades are limited to no more than four (4) per month and you use Fund/SERV for these exchanges, the 2% fee will not be assessed." Post goes on to confirm the *quid pro quo* nature of the arrangement: "We understand that your investment in our hedge fund is contingent on your ability to invest in our mutual funds." (¶ 163.) In that same e-mail, Post acknowledges that the Calugar arrangement violates the Small Cap Fund prospectuses (*see* Karalian Decl., Ex. 3, at p. 1);[31]

- Later on August 29, 2001, Calugar and Post exchanged further e-mails in which Calugar sought clarification on the number of "round trips" exchanges per month and that the exchanges would be full exchanges from equity to money market or vice versa. (¶¶ 164-65);

- Post demanded that Calugar's trades go through Fund/SERV so that such trades would have a better chance of avoiding detection (¶¶ 153-54, 163);[32]

- Post was to be given advance warning by Calugar of his first exchange into equities so that he could block any commission (¶ 168); and

- When the government regulators began focusing on FT, Post did not cooperate with FT's internal investigation of market timing in the Funds, leading to his being placed on

[31]Post contends he "never personally responded to this e-mail" and that there is no allegation he ever received or read this e-mail. (Post. Supp. Mem. at 17.) As set forth in the Complaint, in response to a subpoena issued by regulators, Post similarly denied authorizing or having knowledge of the above-cited August 29, 2001 e-mail and letter sent on his behalf to Calugar by Ann Guss, his administrative assistant (¶ 164). However, as stated in the Massachusetts Administrative Complaint, "Post's assertions that he did not authorize and had no knowledge of the response to Calugar are belied by facts that clearly show that Post was aware of the response as he was copied on the correspondence by Guss. Additional e-mails indicate that Post voice mailed T. Johnson concerning the arrangement. Guss spoke to Post about Calugar's request for further clarification and Calugar ultimately follows the wire instructions set out in the August 29th e-mail." (¶ 184, quoting MAC, ¶ 71 (referencing above-cited e-mails).)

[32]In *Quaak v. Dexia, supra*, the Court found that the fact that defendant Artesia "intentionally structured the loans artificially to inflate L&H's revenue in a manner *designed to conceal* the fact that those loans were guaranteed by L&H's principal officers" was an indicia of scienter. 357 F. Supp. 2d at 342 (emphasis added). Post's agreement to help shield the Calugar Defendant's trading from FT's market timing desk by having the trades executed through Fund/SERV similarly is strong indicia of Post's scienter.

"administrative leave" on 12/15/03 and eventual termination of his employment. (¶¶ 187, 190.)

The Fourth Circuit has adopted a "flexible, case-specific analysis" in examining scienter. *See Ottman v. Hanger Orthopedic Group, Inc.* 353 F. 3d 338, 345 (4th Cir. 2003) (courts should "not restrict their scienter inquiry by focusing on specific categories of facts, such as those relating to motive and opportunity, but instead should examine all of the allegations in each case to determine whether they collectively establish a strong inference of scienter."). Post was the principal architect and engineer of the scheme at FT which permitted Calugar to market time FT Funds, for the *quid pro quo* of investing in the hedge fund managed by Post. Because Lead Plaintiff has adequately alleged Post's role in setting up and implementing the *quid pro quo* arrangement, it has pled a strong inference of *scienter* as to Post, based on his actual knowledge of the scheme. *Accord, In re Initial Pub. Offering Sec. Litig.*, 241 F. Supp. 2d at 385 ("Tie-in Agreements do not happen accidently, negligently, or even recklessly. Tie-in Agreements only happen if the [defendants] intentionally require them").[33]

C. The Complaint Adequately Pleads Reliance and Loss Causation as to Post

Lead Plaintiff respectfully refers the Court to Point III(A)(4) & (5) of Pl. Omn. Br. which responds to most of the arguments relating to reliance and loss causation made by Post. However, a few specific points raised by Post are addressed here.

[33]Post's contention that because he "was not the arbiter of whether Calugar's intended trading activity constituted 'market timing' or that it would be disruptive or excessive" and, therefore, he "would have no knowledge that Calugar's intended market timing would violate a Mutual Fund's policy unless and until that fund rejected or restricted Calugar's purchases" (Post Supp. Mem. at 18), is belied by, *inter alia*, the August 29, 2001 e-mail sent out on Post's behalf to Calugar (and cc'd to him), quoted from above at p. 29, which demonstrates Post's knowledge as the e-mail expressly tells Calugar, in writing, that Calugar's market timing arrangement with Franklin-Templeton was violative of the prospectuses. (*See* ¶ 163, Karalian Decl., Ex. 3, p. 1.)

Post argues that, with respect to "reliance," because he "never made any public statements upon which Plaintiffs [sic] could have relied ... [t]his alone dooms Plaintiffs' [sic] claims against Post." (Post. Supp. Mem. at 19.) However, Rule 10b-5(a) and (c) "allow suit against defendants who, with scienter, participated in 'a 'course of business' or a 'device, scheme or artifice' that operated as a fraud' on sellers or purchasers of stock *even if these defendants did not make a materially false or misleading statement or omission.*" *In re Enron Corp.*, 235 F. Supp. 2d at 577 (emphasis added; citation omitted); *see also Anixter v. Home-Stake Prod. Co.*, 77 F.3d 1215, 1226 (10th Cir. 1996) ("[t]here is no requirement that the alleged violator directly communicated misrepresentations to plaintiffs for [Section 10(b)] primary liability to attach."). Thus, Post's assertion in this regard is erroneous.

Also, Post claims that he did not cause harm to Plaintiff and the Classes; rather the "harm was allegedly caused by the market timing activity." (Post. Supp. Mem. at 19.) However, as detailed above and in the Complaint (and in Calugar's own e-mail), the market timing activity that harmed Plaintiff and the Class would not have been "possible" but for Post's *quid pro quo* scheme with the Calugar Defendants, and was certainly a foreseeable consequence of the scheme in that the adverse effects on the Funds' shareholders were plainly spelled out in the prospectuses. Consequently, "loss causation" has been adequately pled against Post. *See Blech*, 961 F. Supp. at 585-86 ("In claims involving a broad-based scheme to defraud, such as that alleged here, a plaintiff must show [ ] loss causation (*i.e.,* that the fraudulent conduct caused the economic harm) ... With respect to loss causation, the principal question is whether the loss is a reasonably foreseeable consequence of the fraudulent actions.").

IV. Service Upon Defendant Headstart Advisers Ltd. Was Properly Effected And Headstart Is Properly Named As A Defendant In This Action

Defendant Headstart was properly served with the Complaint in this matter.[34] While Plaintiff disagrees with Headstart's argument to the contrary (and notes that Headstart, at a minimum, admits to receiving the Summons and Complaint), Plaintiff has, nonetheless, in the interest of efficiency and to avoid any unnecessary dispute and briefing on the issue, taken all steps to re-serve Headstart pursuant to the Federal Rules of Civil Procedure and the Hague Convention. Re-service is expected to be completed shortly. Accordingly, Headstart's argument is, or soon will be, moot.

Headstart's contention that the Complaint against it should be dismissed pursuant to Fed. R. Civ. P. 12(b)(6) for failure to state a claim because Headstart was not a client of Prudential is wholly without merit, in that it is an argument that (i) disputes the well-pled factual allegations in the Complaint (assumed to be true on this motion), and (ii) is completely belied by the detailed allegations in the SEC's *Druffner Complaint*.[35] *See, e.g., In re Enron Corp. Sec., Deriv. & "ERISA" Litig.*, 310 F. Supp. 2d 819, 839 (S.D. Tex. 2004). In any event, the Class Action Complaint, specifically, Ex. A thereto, clearly alleges that Headstart traded numerous times during the Class Period (whether as a customer of Prudential or not) and it is therefore a proper party to this action.[36]

---

[34]The only claims asserted against Headstart are state law claims for (i) aiding and abetting breaches of fiduciary duty by various FT-affiliated defendants, and (ii) unjust enrichment. As previously stated, substantive briefing on these state law claims has been deferred.

[35]Relevant portions of the amended complaint in *SEC v. Druffner, et al.*, Civ. Action No. 03-12154-NMG (D. Mass.) (the "*Druffner Complaint*"), expressly relied on in the Complaint (*see* Complaint Preamble at p. 2 and ¶¶ 210-16), are annexed to the Karalian Decl. as Ex. 6.

[36]A copy of Ex. A to the Class Action Complaint is annexed as Ex. 7 to the Karalian Decl. Ex. A to the Complaint contains excerpts from the *Druffner Complaint* which lays out over 20 trades made in the name of Headstart, one of the "Seven Hedge Funds" named in the *Druffner Complaint*, during the Class Period. This number is conservative and does not take into account additional trades made by the

V. Plaintiffs Have Amply Satisfied The Requirements Of Fed. R. Civ. P. 8(a)(2) With Respect To Defendant Ritchie Capital

Analysis under Rule 12(b)(6), with respect to nonfraud claims, "turns on whether [a complaint] meets the general rules of pleading a claim for relief" pursuant to Rule 8(a)(2) of the Federal Rules of Civil Procedure. *Brown v. Budz*, 398 F.3d 904, 908 (7th Cir. 2005); *see also Bolding v. Holshouser*, 575 F.2d 461, 464 (4th Cir. 1978); *Hardwire LLC v. The Goodyear Tire & Rubber Co.*, No. RDB 04-2524, 2005 U.S. Dist. LEXIS 4212, at *8-*9 (D. Md. Mar. 18, 2005). Rule 8(a)(2) provides that a complaint must include only "a 'short and plain statement of the claim showing that the pleader is entitled to relief.'" (Citation omitted.) *Swierkiewicz v. Sorema N.A.*, 534 U.S. 506, 512 (2002). In order to comply with Rule 8(a)'s "simplified pleading standard," such a statement need only "'give the defendant fair notice of what the plaintiff's claim is and the grounds upon which it rests.'" *Id.* at 512-13 (citation omitted); *Brown v. Budz*, 398 F.3d at 908. The Federal Rules of Civil Procedure "do not require a claimant to set out in detail the facts upon which he bases his claim." *Leatherman v. Tarrant County Narcotics Intelligence & Coordination Unit*, 507 U.S. 163, 168 (1993), *quoting Conley v. Gibson*, 355 U.S. 41, 47 (1957).

The Complaint provides more than sufficient detail to give Ritchie Capital fair notice of the claims asserted against it.[37] Lead Plaintiff alleges that Ritchie violated the common law (not federal law) by aiding and abetting certain of the Franklin-Templeton Defendants' breaches of fiduciary duty and was unjustly enriched as a result thereof. The Complaint specifically alleges that Ritchie Capital and other

---

Prudential Brokers on behalf of Headstart using various other names in an attempt to disguise Headstart's identity and to conceal its market timing activity.

[37]The only basis asserted by Ritchie for dismissing the Complaint is Lead Plaintiff's purported failure to allege the common law claims against it in accordance with Rule 8.

"Market Timing Defendants," with the assistance of defendant Prudential Securities, Inc. ("Prudential"), engaged in a substantial amount of market timing of FT Funds to the detriment of the Class. (¶¶ 51, 53, 211, 213, 216, 341-351.) These allegations are substantiated and further expounded upon by a chart (annexed as Ex. A to the Complaint, which is also found, in part, in *Druffner Complaint*, Ex. A) listing, at least in part, the trading information of Ritchie Capital, among others, in the FT Funds. *See* Karalian Decl., Ex. 7.

Further, the 139-page, 351-paragraph Complaint sets forth the wrongful conduct and unlawful market timing scheme participated in, or aided and abetted by, all of the Defendants in great detail. In this connection, the Complaint summarizes the general allegations against the Defendants, outlines the conduct of the FT-affiliated defendants (whose unlawful conduct Ritchie Capital is charged with aiding and abetting), the broker-dealers, various financial institutions and the market timers themselves, including Ritchie, and explains how all Defendants' actions, as a whole, comprise the unlawful conduct which is the subject of the Complaint. (*See, e.g.*, ¶¶ 2-9, 68-136, 197-237.) Lead Plaintiff also details the allegations against Prudential, which are inextricably bound to the allegations against Ritchie Capital. (*See* ¶¶ 8, 50, 55-7, 210-20, 230-32.) Therefore, Ritchie Capital's contention that Lead Plaintiff's claims against it are based upon a "mere three sentences" is not only factually incorrect, but fails to take into account how each Defendant's conduct is intertwined and how such conduct jointly harmed members of the Class. Lead Plaintiff's allegations are much more than "the bare minimum" required to put Ritchie Capital on notice of the claims against it. *Brown v. Budz*, 398 F.3d at 908.

Ritchie, apparently realizing it is on shaky ground in contending that the Complaint's allegations have not been pled adequately for Rule 8 "notice" pleading purposes, instead attempts to impose a Rule 9(b)-like requirement on the *nonfraud*, state law allegations against it in the Complaint. Ritchie does this by claiming that the "trading information provided by Plaintiffs [sic] is a 12-page chart that purportedly summarizes when various Trader Defendants *purchased* various Franklin Templeton Funds," including Ritchie, but does not specify when (*i.e.* how quickly after purchasing them) it *sold* such shares, which, according to Ritchie, "is critical to distinguishing Trader Defendants from any other purchasers of Franklin Templeton Funds." (Ritchie Capital Supp. Mem. at p. 2) (emphasis in original). This argument must be rejected at the outset because Rule 9(b), let alone Rule 8, does not require the level of specificity sought by Ritchie, *i.e.*, amounts spent and dates on which Ritchie sold its shares of the Funds (notwithstanding that Lead Plaintiff has set forth the dates and amounts on which Ritchie purchased such shares), especially when such detailed information is exclusively in the possession of Defendants. *Accord supra* at 37 citing *Keeney*, 306 F. Supp. 2d at 528; *Arnlund*, 199 F. Supp. 2d at 475. The allegation that "Ritchie ... engaged in a substantial amount of market timing of FT Funds, through Prudential, as set forth below, to the detriment of Lead Plaintiff and the Class" (¶ 51), combined with the other allegations relating to Ritchie in the Complaint and the chart of its trading annexed thereto, is more than sufficient for Rule 8 purposes. *See, e.g., Martin v. Holiday Universal, Inc.*, No. JH-90-1188, 1990 U.S. Dist. LEXIS 18102 (D. Md. Oct. 3, 1990), at *1, citing *Bolding*, 575 F.2d at 464.

Ritchie's argument must also be rejected because there are more than enough facts to support the allegation that Ritchie was an extreme market timer and not an ordinary mutual fund investor. As set forth in the Complaint, because the Prudential brokers charged with wrongdoing by the SEC in the *Druffner Complaint* (the "Prudential Brokers") knew that the mutual fund companies, including Franklin-Templeton, monitored and attempted to control excessive trading in their funds, to "evade this attempted control, the Prudential Brokers disguised their clients' identities by establishing numerous broker identification numbers (known at Prudential as 'FA [financial advisor] numbers') and sought to disguise their customers'/clients' identities by opening approximately two hundred customer accounts under various names for the Seven Hedge Funds [one of which was Ritchie] seeking timing capacity in more than 52 mutual fund companies." (¶ 213.) The brokers processed their clients' trades through dozens of customer accounts, using fictitious names and multiple FA numbers. (*Id.*) As detailed in the *Druffner* Complaint, the Prudential Brokers used twenty separate accounts for Ritchie alone, *all* with fictitious names such as "Blue Spruce Inc.," "Canadian Imperial R-5," etc. (Karalian Decl., Ex. 6, pp. 16-17.) These enumerated fictitious account names appear repeatedly on Ex. A to the Complaint evidencing Ritchie's frequent trading in the FT Funds. The fact that ten fictitious accounts were used for Ritchie to trade $7,515,000 in the FT Funds between January 2001 and September 15, 2003, strongly supports the Complaint's allegations that the purchases detailed in Ex. A to the Complaint were "market timing" trades. (¶ 213; Karalian Decl., Ex. 6, pp. 1, 20, 29-30.)

Additionally, as alleged in the Complaint:

> According to the *SEC v. Druffner* Complaint, in spite of the brokers' attempts to disguise their trades, due to, *inter alia*, the sheer volumes and frequency of the brokers' trades, the mutual fund companies, including the Franklin Templeton entities, were able to identify many account and FA numbers which were engaging in market timing. Indeed, according to the SEC's amended complaint, during the January 2001 and September 2003 time frame, the mutual fund companies often issued letters and e-mails to defendant Prudential imposing blocks on these brokers' market timing activities.

(¶ 214.) Ex. B to the *Druffner Complaint* specifies that Franklin-Templeton actually identified and restricted four Ritchie accounts from trading in FT Funds due to their having engaged in market timing the Funds. (*See* Karalian Decl., Ex. 8, pp. 62-63.) These facts further support the notion that Ritchie's purchases in FT Funds were easily distinguishable from "normal" purchases of FT Funds, and that Ritchie was market timing such Funds.

Accordingly, Lead Plaintiff has clearly met the simplified notice pleading standard under Rule 8(a) concerning its claims against Ritchie. Ritchie's motion to dismiss should therefore be denied.

CONCLUSION

For the reasons detailed above, as well as those reasons set forth in Pl. Omn. Br., the motions to dismiss the Class Action Complaint filed in the Franklin Templeton Track by all those defendants who have made such motions, should be denied in their entirety.[38]

Dated: May 2, 2005
New York, New York

WOLF POPPER LLP

By: /s/
Marian P. Rosner
Chet B. Waldman
Andrew E. Lencyk
Renee L. Karalian
Wolf Popper LLP
845 Third Avenue
New York, NY 10022
Tel.: (212) 759-4600
Fax: (212) 486-2093

Attorneys for Lead Plaintiff, the Deferred Compensation Plan for Employees of Nassau County

Dated: May 2, 2005
Baltimore, MD

TYDINGS & ROSENBERG LLP

By: /s/
William C. Sammons, Fed Bar No. 02366
John B. Isbister, Fed Bar No. 00639
100 East Pratt Street, 26th Floor
Baltimore, MD 21202
Tel: (410) 752-9700
Fax: (410) 727-5460

Liaison Counsel

[38] In the event that the Court determines to dismiss any portion of the Complaint, Lead Plaintiff respectfully requests an opportunity to replead.

Paul J. Napoli
Joy R. Simon
Napoli, Kaiser & Bern, LLP
115 Broadway
New York, NY 10006
Tel.: (212) 267-3700

David Boies III
Kenneth G. Walsh
Straus & Boies, LLP
2 Depot Plaza, 2d Floor
Bedford Hills, NY 10507
Tel.: (914) 244-3200

Of Counsel

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL 1586
IN RE ALLIANCE, FRANKLIN/TEMPLETON, BANK OF AMERICA/NATIONS FUNDS, and PILGRIM BAXTER	Case No. 04-md-15862 (Judge Davis)
[Franklin Templeton Track]	

DECLARATION OF RENEE L. KARALIAN IN SUPPORT OF LEAD PLAINTIFF'S OPPOSITION TO THE MOTIONS TO DISMISS THE CONSOLIDATED AMENDED CLASS ACTION COMPLAINT BY THE FRANKLIN-TEMPLETON DEFENDANTS, THE CALUGAR DEFENDANTS, WILLIAM N. POST II, HEADSTART ADVISERS, LTD., AND RITCHIE CAPITAL MANAGEMENT, LLC

I, Renee L. Karalian, declare under penalty of perjury as follows:

1. I am an associate of the law firm of Wolf Popper LLP, attorneys for Lead Plaintiff, the Deferred Compensation Plan for Employees of Nassau County. I make this declaration in support of Lead Plaintiff's Opposition to the Motions to Dismiss the Consolidated Amended Class Action Complaint by the Franklin-Templeton Defendants, the Calugar Defendants, William N. Post II, Headstart Advisers, Ltd., and Ritchie Capital Management, LLC.

2. Annexed hereto as Exhibit 1 is a true and correct copy of a news release titled "OSC Panel Approves $49.1 Million Settlement With Franklin Templeton."

3. Annexed hereto as Exhibit 2 is a true and correct copy of Exhibit 26 to the

Massachusetts Administrative Complaint.

4. Annexed hereto as Exhibit 3 is a true and correct copy of Exhibit 13 to the Massachusetts Administrative Complaint.

5. Annexed hereto as Exhibit 4 is a true and correct copy of Exhibit 18 to the Massachusetts Administrative Complaint.

6. Annexed hereto as Exhibit 5 is a true and correct copy of the Massachusetts Consent Order.

7. Annexed hereto as Exhibit 6 are true and correct copies of relevant portions of the amended complaint in *SEC v. Druffner, et al.,* Civ. Action No. 03-12154-NMG (D. Mass) (the "*Druffner* Complaint").

8. Annexed hereto as Exhibit 7 is a true and correct copy of Exhibit A to the Class Action Complaint.

9. Annexed hereto as Exhibit 8 are true and correct copies of relevant portions of Exhibit B to the *Druffner* Complaint.

I hereby declare under penalty of perjury that the foregoing is true and correct.

Dated: May 2, 2005

/s/ Renee L. Karalian
RENEE L. KARALIAN

EXHIBIT 1

News Release
Communiqué

Ontario Securities Commission

Commission des valeurs mobilières de l'Ontario

FOR IMMEDIATE RELEASE

March 3, 2005

**20 Queen St. W.
Box 55, Suite 1900
Toronto, ON M5H 3S8**

OSC Panel Approves $49.1 Million Settlement With Franklin Templeton

Toronto – A panel of Commissioners of the Ontario Securities Commission (OSC) approved a settlement agreement today that will result in $49.1 million being distributed to mutual fund investors who suffered harm from market timing activities in certain funds managed by Franklin Templeton Investment Corp. The settlement agreement was reached earlier this week by OSC staff and Franklin Templeton.

The agreement said that the conduct of the fund manager - in failing to protect fully the best interests of the relevant funds - was contrary to the public interest. Together with payments arising from four other settlement agreements approved December 16, 2004, a total of $205.6 million will be repaid to investors harmed by market timing activities. The repayments are a result of the OSC's extensive probe into trading practices in mutual funds, completed in December, 2004, with only the Franklin Templeton matter outstanding at that time.

"We kept the investors as our clear focus throughout the probe," said OSC Chair David Brown. "Our sweeping approach had us scrutinize every fund manager with funds available to investors in Ontario. The result is an unprecedented $205 million being returned to the investors – and an end to market timing activities in the mutual fund industry."

No evidence of ongoing market timing activity has been found since the review of the Canadian mutual fund industry began in November 2003. In the probe, OSC staff did not uncover any evidence of late trading.

"Our next steps will be to follow through and consider appropriate policy changes to ensure that the activity that we have stopped stays stopped. As well, we need to consider a broader governance framework that will prevent or detect future abuses and continue to protect mutual fund investors," added Mr. Brown. "We know we will have the industry's backing when we turn to them to consider measures that enhance and protect the integrity of our investment marketplace."

Facts and Terms of Settlement
In the period February 1999 to February 2003:

- the total profit realized in Franklin Templeton Funds by the market timing traders was approximately $120.8 million (not all of the profit realized by the Market Timing Traders was from frequent trading market timing transactions, and the profit realized by the Market Timing Traders does not equate to harm to other investors in the Franklin Templeton Funds);
- the market timing traders achieved a return on their overall investment in the relevant funds that was significantly higher than the return that long-term investors would have achieved on their investments in the relevant funds in the same period;
- in connection with the trading by the market timing traders, Franklin Templeton charged management fees to the relevant funds of approximately $4.6 million (net of trailer fees paid to Canadian investment dealers and other expenses, Franklin Templeton earned approximately $1.5 million on those management fees); and

- no fees were charged by Franklin Templeton to the market timing traders.

Franklin Templeton agrees that, as a term of settlement, it will make a payment in the amount of $49.1 million to be distributed to affected investors. Franklin Templeton will be responsible for all costs of implementing the distribution of the funds according to a distribution plan prepared by an independent consultant and approved by the OSC.

Copies of the approved Settlement Agreement for Franklin Templeton Investments Corp. are made available on the OSC's web site (www.osc.gov.on.ca).

The Franklin Templeton settlement agreement brings to an end the year-long probe by the OSC into trading practices in the mutual fund industry. In related settlement agreements approved December 16, 2004, four other mutual fund managers agreed to make payments to investors who suffered harm from market timing activities. The total of funds to be returned to investors as a result of the probe is $205.6 million.

OSC Mutual Fund Probe Settlement Payments to Harmed Investors	
CI Mutual Funds Inc.	$49.3 million
AGF Funds Inc.	$29.2 million
I.G. Investment Management, Ltd.	$19.2 million
AIC Limited	$58.8 million
Franklin Templeton	$49.1 million
Total	**$205.6 million**

\- 30 -

For Media Inquiries: **Eric Pelletier**
Manager, Media Relations
416-593-8120

For Investor Inquiries: **Call the OSC Contact Centre**
(416) 593-8314
1-877-785-1555 (Toll Free)

EXHIBIT 2

EXHIBIT 26

Daniel G. Calugar
3960 Howard Hughes Parkway, Suite 700
Las Vegas, NV 89109
702 699-0911 voice, 699 9922 fax

August 1, 2002

Original Sent by US mail
Copy sent by e-mail

Bill Post
Franklin Templeton Investments
777 Mariners Island Blvd.
San Mateo, CA 94404

Dear Bill:

Please accept this letter as my written request to redeem 100% of the interest of DCIP, LP in the Franklin Templeton Strategic Growth Fund, LP as of September 30, 2002. I am making this request in accordance with section 4.03 of the Partnership agreement, which permits a limited partner to withdraw from the fund on any September 30 following an initial holding period of at least 12 months, and with 45 days advance written notice. DCIP, LP has satisfied both the 12 month holding period requirement and the 45 days advance written notice requirement. If there is any additional action that I need to take in this regard please advise me as soon as possible at the address above or by e-mail to DAN@SB1.COM.

Please wire the funds from this redemption using the following wire instructions:

Please wire to Citibank, San Francisco, CA, ABA #321-171-184, for credit to DCIP, LP checking account #2000-20964.

Thank you for your help in this matter.

Sincerely,

Daniel G. Calugar
General Partner, DCIP, LP

cc: Maria Delucchi-Kahale

EXHIBIT 3

EXHIBIT 13

Delucchi-Kahale, Maria

From:	Guss, Ann
Sent:	Wednesday, August 29, 2001 3:49 PM
To:	'DAN@SB1.com'
Cc:	Post, William N.; Delucchi-Kahale, Maria; Guss, Ann

[sent on behalf of Bill Post]

August 29, 2001

Mr. Dan Calugar, General Partner
DCIP Limited Partners
3960 Howard Hughes Parkway
Suite #700
Las Vegas, NV 89109

Dear Dan,

Thank you for your email of August 23, 2001, outlining the concerns that you have regarding the investment you plan to place in Franklin Small Cap Growth. I have addressed each of these concerns below and included your comments from the email.

1. The July 1, 2001 supplement to the prospectus for the Franklin Small Cap Growth Fund I states that effective September 17, 2001 a fee of 2% of redemption proceeds will be assessed upon Market Timers (as defined on page 69 of the prospectus) who exchange their shares within 90 days of purchase.

Provided your trades are limited to no more than four (4) per month and you use Fund/SERV for these exchanges, the 2% fee will not be assessed.

2. Page 69 of the prospectus defines market timers to include someone who has requested an exchange out of any of the Franklin Templeton funds within 2 weeks of an earlier exchange or who exchanges shares out to any of the Franklin Templeton funds more than twice within a rolling 90 day period. Since I expect that our investment in the Franklin Small Cap Growth Fund will be exchanged out of equity approximately 4 times a month (or 12 times within a rolling 90 day period), it appears that our investment would fall squarely within the definition of "market timing", and therefore a 2% fee would be assessed on each exchange.

Provided your trades are limited to no more than four (4) per month and you use Fund/SERV for these exchanges, the 2% fee will not be assessed.

3. Page 69 of the prospectus also states that identified market timers will be required to register with the market timing desk of Franklin Templeton Investor Services, Inc. and to place all purchase and exchange trade requests through the desk. We would prefer to place our exchange requests through NSCC Fund/SERV, since that allows us to send in all of our exchange requests in bulk and receive back next day electronic confirmation by way of the NSCC Networking system

Provided your trades are limited to no more than four (4) per month and you use Fund/SERV for these exchanges, the 2% fee will not be assessed.

We understand that your investment in our hedge funds is contingent on your ability to invest in our mutual funds. However, we reserve the right to revoke your right to make multiple monthly trades thereby subjecting you to the timing penalty. Further, in the event we revoke your right to multiple monthly trading, we would allow you to withdraw your funds from our hedge funds without penalty, notwithstanding the lockup requirement.

I look forward to working with you on both the Franklin Small Cap Growth Fund and on Franklin Templeton Strategic Growth Fund.

The instructions for wiring subscription money to Chase for the FTAS Strategic Growth Fund, is as follows:

The Chase Manhattan Bank
ABA # 021000021
For Further Credit To: DDA # 323-315712
Ref: Dan Calugar subscription

Very truly yours,

William N. Post II
Executive Vice President & Senior Managing Director
Franklin Templeton Alternative Strategies

EXHIBIT 4

EXHIBIT 18

1/2

Johnson, Tom [Sales]

From: Johnson, Tom [Sales]
Sent: Monday, October 29, 2001 1:36 PM
To: Jones, Peter
Cc: Johnson, Greg
Subject: RE: Additional investment in Franklin Small Cap

I've seen a lot worse. But then again there has not been much movement from timers lately. The moves are for 100% or approx $20 million. I should have added that they have been in the Small Mid a total of 5 days - two 2 day trips and one 1 day trip. Another $25 million was sent to the money market account last Friday, and I'll make sure there is no prepaid commission when it eventually exchanges to the Small Mid.

-----Original Message-----
From: Jones, Peter
Sent: Monday, October 29, 2001 1:20 PM
To: Johnson, Tom [Sales]
Cc: Johnson, Greg
Subject: RE: Additional investment in Franklin Small Cap Growth

for their entire position? seems pretty aggressive, right?

-----Original Message-----
From: Johnson, Tom [Sales]
Sent: Monday, October 29, 2001 1:24 PM
To: Jones, Peter
Subject: RE: Additional investment in Franklin Small Cap Growth

the Small Mid Cap opened Sept.18 and has done three roundtrips (roundtrip is an exchange in and an exchange out)

-----Original Message-----
From: Jones, Peter
Sent: Monday, October 29, 2001 1:12 PM
To: Johnson, Tom [Sales]
Subject: FW: Additional investment in Franklin Small Cap Growth

what has timing experience been thus far on existing investments?

-----Original Message-----
From: Johnson, Greg
Sent: Monday, October 29, 2001 12:07 PM
To: Jones, Peter
Subject: FW: Additional investment in Franklin Small Cap Growth

-----Original Message-----
From: Jones, Peter
Sent: Thursday, October 25, 2001 6:31 AM
To: Johnson, Greg
Subject: FW: Additional investment in Franklin Small Cap Growth

fyi

-----Original Message-----
From: Daniel G. Calugar [mailto:Dan@sbi1.com]
Sent: Wednesday, October 24, 2001 6:18 PM
To: Franklin; Bill Post (E-mail)
Cc: Franklin; Tom Johnson (E-mail)
Subject: Additional investment in Franklin Small Cap Growth

212

Bill,

I plan to wire make a $25 million purchase in Franklin Money Market on Friday, October 26, for later investment in Franklin Small Cap Growth. I will advise you and Tom Johnson when we make our first exchange into equity with these funds so that you can block any commission payment to Security Brokerage.

I also wanted to ask if Franklin makes available monthly statements on the Franklin Templeton Strategic Growth Fund performance? I have not received any information for September. I file quarterly financial statements with my bank (Citibank) and wanted to be able to assign the correct September 30 valuation to $10 million hedge fund position purchased on September 1 by DCIP.

I also wanted to know whether you might be in a position to take an additional $15 million hedge fund investment with an additional $65 million invested in the Small Cap Growth Fund? That would bring my hedge fund investment to $25 million and my mutual fund investment to $110 million. I would need to get funding from Citibank to do this, and it would probably take a month or two to get the loan in place. There is no guarantee that I could get the funding from Citibank, but if the positions are available I will see what Citibank can do.

I hope you are doing well.

Best personal regards,

Dan

10/29/01
page 2

Franklin Templeton Strategic Growth Fund, LP

September 2001 Performance *
(net of all fees)

Opening Net Capital	Contributions	Date of Contribution	Income Earned	Closing Net Capital	MTD Return	YTD Return	Annualized YTD Return**
$0	$10,000,000	09/06/01	$5,069	$10,005,069	.05%	.05%	.73%

*Estimated performance, unaudited. Past performance is not necessarily indicative of future results.
**For the period September 6, 2001 to September 30, 2001

EXHIBIT 5

COMMONWEALTH OF MASSACHUSETTS
OFFICE OF THE SECRETARY OF THE COMMONWEALTH
SECURITIES DIVISION
ONE ASHBURTON PLACE, 17TH FLOOR
BOSTON, MASSACHUSETTS 02108

IN THE MATTER OF:	)	
	)	
FRANKLIN ADVISERS, INC.	)	
FRANKLIN TEMPLETON ALTERNATIVE	)	
STRATEGIES, INC.	)	DOCKET NO. E-2004-007
	)	
RESPONDENTS.	)	
	)	

CONSENT ORDER

This Consent Order ("Order") is entered into by the Massachusetts Securities Division ("Division"), Franklin Advisers, Inc. and Franklin Templeton Alternative Strategies, Inc. ("Respondents" or "Franklin") with respect to the administrative complaint ("Complaint") filed against Franklin in which the Enforcement Section of the Division alleges that Respondents violated the Massachusetts Uniform Securities Act, M.G.L. c. 110A ("Act") and the corresponding regulations promulgated thereunder ("Regulations"). The Order is the final settlement of those allegations set forth in the Complaint.

On September 15, 2004, Respondents submitted an Offer of Settlement (the "Offer") for the purpose of disposing of only those allegations set forth in the Complaint. Solely for the purpose of settlement, the Respondents admit to the Division's Statements of Fact set out in the Offer and consent to the entry of this Order. Therefore, the Division sets forth the following facts and legal conclusions:

I. JURISDICTION AND AUTHORITY

1. The Massachusetts Securities Division is a division of the Office of the Secretary of the Commonwealth with jurisdiction over matters relating to securities, as provided for by the Act.

The Act authorizes the Division to regulate: (a) the offers and/or sales of securities; (b) those individuals offering and/or selling securities; and (c) those individuals transacting business as broker-dealers and investment advisers within the Commonwealth.

2. The Division brings this action pursuant to the enforcement authority conferred upon it by section 407A of the Act and M.G.L. c. 30A, wherein the Division has the authority to conduct an adjudicatory proceeding to enforce the provisions of the Act and all corresponding Regulations and rules promulgated thereunder.

II. RELEVANT TIME PERIOD

3. Except as otherwise expressly stated, the conduct described herein occurred between approximately July 2001 and November 2001 ("relevant time period").

III. RESPONDENTS

4. Respondent Franklin Advisors, Inc. ("FAI") is the investment adviser to many Franklin Templeton mutual funds, including the Franklin Small-Mid Cap Growth Fund; has a Central Registration Depository ("CRD") number of 104517 and is registered with the Securities and Exchange Commission ("SEC").

5. Respondent Franklin Templeton Alternative Strategies, Inc. ("FTAS") is a company affiliated with Franklin Resources, Inc. ("Franklin") and formerly known as Franklin Templeton Asset Strategies, LLC and Franklin Templeton Alternative Strategies, LLC. During the relevant time period, FTAS was the General Partner to the Franklin Templeton Alternative Strategic Growth Fund ("FT Hedge Fund"). William N. Post ("Post") was the Vice President of FTAS from July 2001 to November 2002. FTAS has a CRD number of 114905 and is registered with the SEC.

IV. RELATED AND INVOLVED PARTIES

6. William N. Post ("Post") was an employee of companies affiliated with Franklin from June 2000 to December 2003, during which time he held the following positions: Senior Vice President of Franklin Templeton Trust Company (9/11/00-1/1/02); Vice President of Franklin Templeton Alternative Strategies, Inc., formerly known as Franklin Templeton Asset Strategies, LLC and Franklin Templeton Alternative Strategies, LLC (7/16/01-11/12/02); Officer of High Net Worth Investment Management, Fiduciary Trust Company International (1/29/03-12/25/03); and President/CEO, Northern Region, Fiduciary Trust International of California (7/30/01-12/26/03).

7. Daniel G. Calugar ("Calugar") is an individual with primary place of business located at 3960 Howard Hughes Parkway, Suite 700, Las Vegas, Nevada, 89109. He was the owner and President of Security Brokerage, Inc. Calugar and Security Brokerage, Inc. are the subject of an SEC complaint filed on December 23, 2003. That complaint charges Calugar and Security Brokerage, Inc. with late trading, market timing and entering into "sticky asset" arrangements with mutual fund firms. Specifically, the SEC complaint alleges that Calugar made investments in the private hedge funds of a mutual fund company in return for the ability to market time their public mutual funds beyond what the prospectus allowed.

8. Security Brokerage, Inc. ("SBI") was an NASD registered broker-dealer; had a CRD number of 45989; and was located at 3960 Howard Hughes Parkway, Suite 700, Las Vegas, Nevada, 89109. SBI was a registered broker-dealer from July 1996 through November 18, 2003.

9. DCIP, Limited Partnership ("DCIP") is a Nevada limited partnership; the purpose of which is to "engage in the business of acquiring, owning, holding, trading, disposing of and otherwise dealing with Securities." (Paragraph 2.05 of Article 2 of the Fourth Amended and

Restated Limited Partnership Agreement of DCIP, Limited Partnership). Calugar is the General Partner.

10. Franklin Templeton Alternative Strategic Growth Fund ("FT Hedge Fund") is a Delaware limited partnership that sold limited partnership units to qualified purchasers in a non-public offering; Franklin Templeton Asset Strategies, Inc. (previously known as Franklin Templeton Alternative Strategies, LLC) is the General Partner; Auda Adviser Associates, LLC is the investment adviser, and Calugar was one of the limited partners. The objective of the FT Hedge Fund was to achieve long-term capital appreciation principally through a diversified program of investment in various types of investment vehicles, including hedge funds, commodity pools, and other private investment vehicles, managed by professional money managers (*See* Summary of the Offering Circular of FT Hedge Fund). FT Hedge Fund was a fund of hedge funds with each of the underlying hedge funds requiring a minimum investment of $1 million. At the time the investment was made, Calugar's $10 million investment in FT Hedge Fund comprised 80% of the fund's total assets.

11. Franklin Small-Mid Cap Growth Fund ("FRSGX") is a Franklin Templeton mutual fund offered and sold to United States investors; Franklin Small-Mid Cap Growth Fund was previously called "Franklin Small Cap Growth Fund I", was closed to new Class A investments in May 2000, and re-opened to new Class A investments, effective July 1, 2001; Franklin Small-Mid Cap Growth Fund traded under the symbol "FRSGX" during the relevant time period.

V. STATEMENTS OF FACT

A. Prospectus Disclosure

12. Franklin Templeton is required to provide all prospective mutual fund customers with a copy of the mutual fund prospectus.

13. The September 2000 prospectus for the Franklin Small Cap Fund I contains the following language with regard to market timers:

> MARKET TIMERS The Aggressive Growth Fund, Large Cap Fund and Small Cap Fund II may restrict or refuse purchases or exchanges by Market Timers. The California Fund and Small Cap Fund I do not allow investments by Market Timers. You may be considered a Market Timer if you have (i) requested an exchange out of any of the Franklin Templeton funds within two weeks of an earlier exchange request out of any fund, or (ii) exchanged shares out of the Franklin Templeton funds more than twice within a rolling 90 day period, or (iii) otherwise seem to follow a market timing pattern that may adversely affect the funds. Accounts under common ownership or control with an account that is covered by (i), (ii) or (iii) are also subject to these limits.
>
> Anyone, including the shareholder or the shareholder's agent, who is considered to be a Market Timer by the Fund, its manager or shareholder services agent, will be issued a written notice of their status and the Fund's policies. Identified Market Timers will be required to register with the market timing desk of Franklin Templeton Investor Services, Inc., and to place all purchase and exchange trade requests through the desk.

14. The September 2001 prospectus for FRSGX contains the following language with regard to market timers:

> MARKET TIMERS The Aggressive Growth Fund, Large Cap Fund and Small Cap Fund II may restrict or refuse purchases or exchanges by Market Timers. The California Fund and Small Mid-Cap Growth Fund do not allow investments by Market Timers. You may be considered a Market Timer if you have (i) requested an exchange out of any of the Franklin Templeton funds within two weeks of an earlier exchange request out of any fund, or (ii) exchanged shares out of the Franklin Templeton funds more than twice within a rolling 90 day period, or (iii) otherwise seem to follow a market timing pattern that may adversely affect the funds. Accounts under common ownership or control with an account that is covered by (i), (ii) or (iii) are also subject to these limits.
>
> Anyone, including the shareholder or the shareholder's agent, who is considered to be a Market Timer by the Fund, its managers or shareholder services agent, will be issued a written notice of their status and the Fund's policies. Identified Market Timers who redeem or exchange their shares of the Fund within 90 days of purchase will be assessed a fee of 2% of redemption proceeds. This redemption fee does not apply to 401(k) participant accounts, accounts not held individually through Franklin Templeton Investor Services, LLC, and funds under the automatic dividend reinvestment program and the systematic withdrawal program. Some funds do not allow investments by Market Timers.

15. In addition to the language pertaining to market timers, both the September 2000 and September 2001 prospectuses contain the following language with respect to excessive trading:

September 1, 2000 Exchange:

Because excessive trading can hurt fund performance, operations, and shareholders, the Funds reserve the right to revise or terminate the exchange privilege, limit the amount or number of exchanges, reject any exchange, or restrict or refuse purchases if (i) a Fund or its manager believes the Fund would be harmed or unable to invest effectively, or (ii) a Fund receives or anticipates simultaneous orders that may significantly affect the Fund.

September 1, 2001 Exchange:

Because excessive trading can hurt fund performance, operations and shareholders, the Funds reserve the right to revise or terminate the exchange privilege, limit the amount or number of exchanges, reject any exchange, or restrict or refuse purchases if (i) a Fund or its manager believes the Fund would be harmed or unable to invest effectively, or (ii) a Fund receives or anticipates simultaneous orders that may significantly affect the Fund.

16. Identified market timers were required to register with and place their trades through Franklin's market timing desk.

17. Prior to August 2001, Franklin had identified Calugar as a market timer.

B. FT Hedge Fund

18. In 2001, Post was responsible for establishing a new hedge fund of funds. Outside financing was necessary to start the hedge fund, and Post actively sought investors for the FT Hedge Fund.

19. FTAS communicated with Calugar's limited partnership, DCIP, regarding a potential investment in the FT Hedge Fund.

20. On August 13, 2001, Post made a hedge fund pitch presentation to Calugar/DCIP in Las Vegas.

21. Certain senior Franklin employees were aware that Calugar was a known market timer.

C. Post/Calugar Arrangement

22. In August/September 2001, e-mails sent on behalf of Post, without the authorization of Franklin's senior management, stated that Calugar would be allowed to exchange up to $45 million in and out of FRSGX more frequently than provided in prospectus guidelines, contingent upon Calugar's investment of $10 million in the FT Hedge Fund. The e-mail further purported to confirm that Calugar's hedge fund investment was contingent upon the ability to make frequent exchanges in Franklin's mutual funds.

23. The arrangement allowed Calugar/SBI the following three privileges:

1. Ability to use Fund/SERV to place the market timing trades;
2. Ability to make four (4) exchanges or round trips per month; and
3. Waiver of the 2% redemption fee for any market timing trades.

24. On August 14, 2001, FT Hedge Fund received a subscription agreement signed by Calugar on behalf of his limited partnership DCIP.

25. On September 6, 2001, Calugar wired $10 million to Franklin for an investment in the FT Hedge Fund, thus becoming the hedge fund's initial investor. At the time, this investment represented approximately 80% of the FT Hedge Fund's total assets.

26. On September 9, 2001, Calugar/SBI subsequently opened an additional account with Franklin Money Fund to begin trading in FRSGX.

27. On September 13, 2001, Calugar wired $20.3 million to Franklin's Money Fund, which was invested in the FRSGX on September 17, 2001.

28. On September 17 and 18, 2001, October 10 and 12, 2001, and October 16 and 18, 2001, Calugar made three (3) round trip trades or exchanges of approximately $20 million dollars each

in and out of FRSGX. These transactions resulted in a net loss to Calugar of approximately $700,000.

29. Calugar, a known market timer, was permitted to trade in FRSGX. Calugar's trading exceeded the number of trades or exchanges provided for in the FRSGX prospectus guidelines.

VI. VIOLATIONS OF MASSACHUSETTS SECURITIES LAWS

30. The language of the FRSGX prospectus provides that an investor "may be considered a Market Timer if [he] exchanged shares out of the Franklin Templeton funds more than twice within a rolling 90 day period." In addition, the prospectus states that Franklin was aware of the harm that "excessive trading" can cause and would take steps to mitigate such harm.

31. The FRSGX prospectus stated that it did not allow investments by Market Timers.

32. The FRSGX prospectus stated that market timing trades would be assessed a 2% short term trading fee.

33. The arrangement agreed upon and implemented between Post and Calugar allowed Calugar/SBI the following three privileges contrary to the prospectus disclosure and in contravention of Franklin internal policy:

1. Ability to use Fund/SERV to place the market timing trades;
2. Ability to make four (4) exchanges or round trips per month; and
3. Waiver of the 2% redemption fee for any market timing trades.

34. By utilizing Fund/SERV, Calugar circumvented Franklin's internal policy, which required known market timers to register and/or place trades through Franklin's market timing desk.

35. This arrangement was contrary to prospectus disclosure by allowing four (4) round trips per month in a fund that prohibited market timing outright.

36. This arrangement was contrary to prospectus disclosure by waiving a 2% redemption fee that would normally be assessed on Calugar's market timing trades in FRSGX.

37. Calugar was a known market timer who should not have been allowed to trade in FRSGX in excess of the number of exchanges permitted by the prospectus.

A. Count I: Violations of § 101

38. Section 101 of the Act states:

> It is unlawful for any person, in connection with the offer, sale or purchase of any security, directly or indirectly
>
> (1) to employ any device, scheme, or artifice to defraud,
>
> (2) to make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or
>
> (3) to engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person.

39. For one or more of the reasons stated herein, Respondents violated section 101 of the Act.

VII. ORDER

40. **THEREFORE**, it is hereby **ORDERED**, by Consent as follows:

A. The Respondents shall permanently cease and desist from violations of the Act;

B. The Respondents shall pay an administrative fine in the amount of $5 million dollars;

C. The Respondents shall not seek or accept, directly or indirectly, reimbursement or indemnification, including, but not limited to any payments made pursuant to any insurance policy, with regard to all amounts that Respondents shall pay pursuant to the Division's Order. Respondents further agree that it shall not claim, assert, or apply for a tax deduction or tax credit with regard to any state, federal or local tax for any amounts that Respondents shall pay pursuant to the Division's Order;

D. If after the entry of this Order, Respondents fail to comply with any of the terms set forth in the Division's Order, the Enforcement Section may institute an action to have the Offer of Settlement and this Consent Order declared null and void. Upon issuance of an appropriate Order, after a fair hearing, the Enforcement Section may re-institute the action that had been brought against the Respondents.

WILLIAM FRANCIS GALVIN
SECRETARY OF THE COMMONWEALTH

By: Diane Young-Spitzer
Diane Young-Spitzer
Acting Director
Massachusetts Securities Division
One Ashburton Place, 17th Floor
Boston, Massachusetts 02108

Issued: September 20, 2004.

EXHIBIT 6

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

SECURITIES AND EXCHANGE COMMISSION, Plaintiff,	
v.	Civil Action No. 03-12154-NMG
MARTIN J. DRUFFNER, JUSTIN F. FICKEN, SKIFTER AJRO, JOHN S. PEFFER, MARC J. BILOTTI and ROBERT E. SHANNON, Defendants.	

AMENDED COMPLAINT

Plaintiff Securities and Exchange Commission (the "Commission") alleges the following against defendants Martin J. Druffner, Justin F. Ficken, Skifter Ajro, John S. Peffer, Marc J. Bilotti, and Robert E. Shannon:

SUMMARY

1. Defendants Druffner, Ficken, Ajro, Peffer and Bilotti were brokers in a Boston branch office of Prudential Securities, Inc. ("PSI"). (Druffner, Ficken, Ajro, Peffer and Bilotti are hereafter referred to as the "defendant brokers".) From at least January 2001 until they resigned in September 2003, they defrauded more than fifty mutual fund companies and the funds' shareholders in order to engage in thousands of "market timing" trades worth more than a billion dollars. Defendant Shannon, who also resigned in September 2003, was the manager of

the PSI Boston branch, and he substantially assisted the brokers' fraudulent scheme. The broker defendants profited handsomely from their misconduct. Between January 2001 and September 2003, the brokers' market timing generated more than $4.6 million in net commissions for Druffner, Ficken and Ajro, and more than $600,000 in net commissions for Peffer and Bilotti.

2. "Market timing" refers to the practice of short-term buying, selling and exchanging of mutual fund shares in order to exploit inefficiencies in mutual fund pricing. Market timing, while not illegal *per se*, can adversely affect mutual fund shareholders because it can dilute the value of their shares to the extent that a timer is permitted to buy and sell shares rapidly and repeatedly. In addition, market timing increases transaction costs for the fund, and substantial redemptions by a market timer may force a portfolio manager to liquidate certain fund holdings under unfavorable circumstances. Consequently, mutual fund companies typically monitor activity in their funds' shares and impose quantitative or qualitative restrictions on excessive trading.

3. Each of the defendant brokers knew that the fund companies monitored activity in their funds and imposed restrictions on excessive trading. To conceal their own identities and the identities of their clients, the defendant brokers each used numerous broker identification numbers (called "FA numbers" at PSI), and together they opened nearly two hundred customer accounts under fictitious names. The brokers' use of multiple accounts and FA numbers was intended to, and did, make it more difficult for the fund companies to detect their clients' market timing, thus misleading the fund companies to process transactions they would otherwise have rejected. Due to the sheer volume and frequency of the brokers' transactions, the fund companies did manage to identify certain accounts and FA numbers as engaged in market timing.

Between January 2001 and September 2003, the fund companies at issue sent more than a thousand letters and emails to PSI imposing blocks on further market timing activity by the brokers. However, on dozens of occasions, each of the brokers used FA numbers and customer accounts that had not yet been blocked to evade the restrictions on their activity and to continue placing market timing transactions for their clients. Shannon substantially assisted the brokers' scheme by approving new customer accounts and new FA numbers, approving the transfer of cash between accounts, authorizing the processing of overflow timing transactions, and failing to enforce PSI's policies against market timing. The brokers' scheme did not fully unravel until PSI was acquired by another company, which took steps to curtail market timing activity throughout the firm in September 2003.

4. Through the activities alleged in this Complaint, defendants Druffner, Ficken, Ajro, Peffer and Bilotti: (a) violated Section 17(a) of the Securities Act of 1933 ("Securities Act"); and (b) violated Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 thereunder or, in the alternative, aided and abetted the uncharged violations of Section 10(b) and Rule 10b-5 by their principal clients. In addition, defendant Shannon aided and abetted the other defendants' violations of Section 10(b) and Rule 10b-5.

5. Accordingly, the Commission seeks: (a) entry of a permanent injunction prohibiting the defendants from further violations of the relevant provisions of the Securities Act, the Exchange Act, and the rules thereunder; (b) disgorgement of all ill-gotten gains, plus prejudgment interest; and (c) the imposition of a civil penalty against each defendant due to the egregious nature of their violations.

JURISDICTION

6. The Commission seeks a permanent injunction and disgorgement of ill-gotten gains pursuant to Section 20(b) of the Securities Act [15 U.S.C. §77t(b)] and Section 21(d)(1) of the Exchange Act [15 U.S.C. §78u(d)(1)]. The Commission seeks the imposition of civil penalties pursuant to Section 20(d) of the Securities Act [15 U.S.C. §77t(d)] and Section 21(d)(3) of the Exchange Act [15 U.S.C. §78u(d)(3)].

7. This Court has jurisdiction over this action pursuant to Sections 20(d) and 22(a) of the Securities Act [15 U.S.C. §§77t(d), 77v(a)] and Sections 21 and 27 of the Exchange Act [15 U.S.C. §§78u, 78aa]. Many of the acts and transactions alleged in this Complaint occurred in this District, and each of the defendants resides in this District.

8. In connection with the conduct described in this Complaint, the defendants directly or indirectly made use of the mails or the means or instruments of transportation or communication in interstate commerce.

DEFENDANTS

9. **Druffner**, age 35, joined PSI in 1996. During the relevant period, he was a broker at PSI and led a group of brokers at the Boston branch which handled market timing for five principal clients (hereafter, the "Druffner Group"). He lives in Hopkinton, Massachusetts.

10. **Ficken,** age 29, joined PSI in 1999. During the relevant period, he was a broker at PSI and a member of the Druffner Group. He lives in Boston, Massachusetts.

11. **Ajro**, age 35, joined PSI in April 2001. During the relevant period, he was a broker at PSI and a member of the Druffner Group. He lives in Milford, Massachusetts.

12. **Peffer**, age 41, joined PSI in 1995. During the relevant period, he was a broker at PSI and led a pair of brokers at the Boston branch which handled market timing for two principal clients (hereafter, the "Peffer Group"). He lives in Newburyport, Massachusetts.

13. **Bilotti**, age 34, joined PSI in 1999. During the relevant period, he was a broker at PSI and a member of the Peffer Group. He lives in Charlestown, Massachusetts.

14. **Shannon**, age 52, joined PSI in 1996. He became manager of the Boston branch in December 2001. He lives in Brookline, Massachusetts.

RELATED PARTIES

15. Prior to July 1, 2003, **Prudential Securities, Inc.** ("PSI") was a wholly-owned broker-dealer subsidiary of **Prudential Financial, Inc.** ("Prudential Financial"). Prudential Financial is a publicly-owned holding company, traded on the New York Stock Exchange, whose operating subsidiaries include insurance brokers and investment managers. On July 1, 2003, Prudential Financial transferred its ownership of PSI to **Wachovia Securities, LLC**, a joint venture subsidiary of **Wachovia Corporation** and Prudential Financial.

16. During the relevant period, **Prudential Investments, Inc.** ("PI"), one of Prudential Financial's other subsidiaries, managed a family of Prudential's proprietary mutual funds (the "Prudential Funds"). PI also managed a "wrap fee" program known as PruChoice. (A "wrap fee" program is an investment program that bundles or "wraps" a number of brokerage, advisory, research, consulting and management services together and charges for these services with a single fee based on the value of assets under management.) PSI brokers could arrange for their clients to buy and sell mutual funds offered by other fund companies through PruChoice on a wrap fee basis or outside PruChoice on a straight commission basis.

of multiple accounts and multiple FA numbers was designed to – and did – mislead the fund companies into accepting transactions they would not have accepted if they had known the truth – namely, that what appeared to be thousands of separate transactions submitted by numerous brokers for dozens of unrelated customers was actually a systematic pattern of market timing by two teams of brokers for a handful of clients, and, even worse, that the brokers and clients had already been blocked for excessive trading by the same fund companies.

The Brokers and Their Clients

19. The Druffner Group (Druffner, Ficken and Ajro) had five principal clients for whom they placed market timing trades. Headstart Advisers Ltd. ("Headstart"), based in the United Kingdom, opened its first account with Druffner in July 1999. Chronos Asset Management ("Chronos"), based in Cambridge, Massachusetts, opened its first account with Druffner in January 2000. Pentagon Asset Management ("Pentagon"), based in the United Kingdom, opened its first account with Druffner in March 2000. Ritchie Capital ("Ritchie"), based in Illinois, opened its first account with Druffner in December 2000. Jemmco Advisers ("Jemmco"), based in New York, opened its first account with Druffner in April 2002. Each of the Druffner Group's clients acted as an investment adviser for one or more hedge funds whose funding came from a variety of sources, including overseas banks such as Canadian Imperial Bank of Commerce, Credit Lyonnais, Dresdner Bank, and Zurich Capital.

20. The Peffer Group (Peffer and Bilotti) had two principal clients for whom they placed market timing trades. Global Analytical Capital ("Global"), based in Salem, Massachusetts, opened its first account with Peffer in May 1998. Global acted as an investment adviser for hedge funds based in the Netherlands Antilles. Summa Capital ("Summa"), also

based in Salem, Massachusetts, opened its first accounts with Peffer in February 2003. Summa acted as an investment adviser for a hedge fund based in the Cayman Islands.

21. The clients invested in U.S. mutual funds, but this was not long-term, buy-and-hold investing. Rather, the clients routinely purchased shares in one or two funds offered by a fund complex and then began exchanging into other funds within that complex on a weekly and sometimes daily basis. Each client made its decisions to purchase and exchange shares in certain mutual funds based on proprietary quantitative analysis of current market trends. The defendant brokers played no role in the clients' quantitative analyses, but they did recommend mutual funds or fund companies that might suit the clients' investment needs.

<u>The Brokers' Role in Placing Transactions for Their Clients</u>

22. The clients' investment activities generated hundreds, if not thousands, of separate transactions on most days. Headstart typically sent a facsimile to the Druffner Group in the morning listing hundreds of mutual fund transactions which it might do that day, and it then called the Druffner Group at around 3:30 p.m. EST (shortly before the close of trading at 4:00 p.m.) to "activate" certain of those trades. The other clients typically called the defendant brokers in the middle or late afternoon to identify dozens of mutual fund transactions to be placed that day. Information about the transactions (including the account number and FA number) was then entered into a computer system at PSI (called "BOSS 3000"), from which the trade information was conveyed to the fund companies for execution. Sometimes, the volume of transactions was too large to be entered by the Boston branch before 4:00 p.m. When that happened, the unfinished transactions were faxed to PSI's Mutual Fund Operations unit in New York for processing.

Date Issued	*FA #*	*Broker(s)*
unknown	05	Day
unknown	41	Bilotti
unknown	49	Peffer
unknown	86	Gaffney
unknown	J1	Peffer/Day (joint)
11/17/00	J3	Peffer/Bilotti (joint)

28. Joint FA numbers were sometimes used at PSI to facilitate the splitting of commissions for different clients, but the defendant brokers did not use their joint FA numbers for that purpose. For example, as noted above, regardless of the FA number which the Druffner Group submitted to the fund companies when purchasing fund shares, virtually all of the Group's commissions from those purchases were split in the same manner – 70% to Druffner, 20% to Ficken, and 10% to Ajro. Similarly, the FA numbers which the Peffer Group submitted to the fund companies when purchasing fund shares did not necessarily correspond to the actual allocation of their commissions. Indeed, Peffer often received the bulk of the commission even when a purchase was placed using Bilotti's primary FA number.

<u>The Brokers' Use of Multiple Customer Accounts</u>

29. The defendant brokers used nearly two hundred customer accounts for their clients' market timing. Apart from the initial accounts for Headstart and a few accounts for Global and Pentagon, nearly all the accounts bore the names of fictitious entities that had no relation to the client's actual name. Also, the account numbers used three different prefixes for the Boston branch (0BB, 041 and ERS), thus compounding the illusion that the numerous accounts belonged to different customers.

a. The Druffner Group used 79 customer accounts for Headstart:

Date opened	*Account #*	*Account name*
7/7/99	0BB-96488	Headstart Fund B-P1
7/23/99	0BB-96523	Headstart Fund B-P2
7/23/99	0BB-96524	Headstart Fund B-P3
7/23/99	0BB-96525	Headstart Fund B-P4
9/23/99	0BB-96552	Headstart Fund B-P5
11/18/99	0BB-96582	Headstart Fund B-P6
12/30/99	0BB-96603	Headstart Fund B-P7
2/2/00	0BB-96615	CIBC Cayman CP-1
4/14/00	0BB-96640	CIBC Cayman CP-2
5/4/00	0BB-96652	Headstart Fund B-P8
5/9/00	0BB-96653	CIBC Cayman CP-3
6/13/00	0BB-96662	Headstart Fund B-P9
6/15/00	0BB-96665	CIBC Cayman CP-4
7/18/00	0BB-96677	CIBC Cayman CP-5
9/13/00	0BB-96694	CIBC Cayman CP-6
9/13/00	0BB-96695	Headstart Fund B-P10
11/20/00	0BB-96708	CIBC Cayman CP-7
11/22/00	0BB-96709	Headstart Fund B-P11
12/18/00	0BB-96727	Headstart Fund B-P12
12/22/00	0BB-96732	Headstart Fund B-P14
1/24/01	0BB-96746	Headstart Fund B-P15
2/1/01	0BB-96749	CIBC Cayman CP-8
2/15/01	041-96586	Isis 401 Limited 1
2/28/01	041-96587	Mandrake 401 Limited 1
3/14/01	041-96588	Isis 401 Limited 2
3/15/01	041-96589	Mandrake 401 Limited 2
3/15/01	041-96590	Isis 401 Limited 3

Date opened	*Account #*	*Account name*
3/28/01	041-96591	Apollo 1
4/5/01	041-96592	CIBC Cayman CP-9
4/18/01	041-96595	Apollo 2
4/25/01	ERS-95308	Aquilla 401 Limited 1
4/27/01	041-96596	Mandrake 401 Limited 3
6/5/01	ERS-95309	Mercutio 401 Limited 1
6/5/01	0BB-96784	Oberon 401 Limited 1
6/15/01	041-96599	CIBC Cayman CP-10
7/2/01	041-96600	Isis 401 Limited 4
7/2/01	ERS-95310	Mercutio 401 Limited 2
7/2/01	ERS-95311	Aquilla 401 Limited 2
7/2/01	0BB-96790	Oberon 401 Limited 2
8/10/01	0BB-96798	Oberon 3
8/10/01	041-96603	Apollo 3
8/17/01	041-96609	CIBC Cayman CP-11
9/5/01	041-96611	Isis 401 Limited 5
9/5/01	ERS-95314	Aquilla 401 Limited 3
10/9/01	041-96613	CIBC Cayman CP-12
10/31/01	ERS-95320	Levi 401 Limited 1
10/31/01	ERS-95321	Levi 401 Limited 2
12/5/01	ERS-95322	Mercutio 401 Limited 3
1/7/02	041-96615	Levi 401 Limited 3
1/7/02	ERS-95326	Mandrake 401 Limited 4
1/31/02	ERS-95329	Apollo 4
1/31/02	041-96616	Oberon 401 Limited 4
2/5/02	ERS-95330	Windsor 401-1 Limited
2/5/02	ERS-95331	Windsor 401-2 Limited
3/4/02	041-96617	Levi 401 Limited 4
3/4/02	ERS-95332	Mercutio 401 Limited 4

Date opened	*Account #*	*Account name*
3/5/02	0BB-96847	Windsor 401-3
9/19/02	ERS-95340	Ratings Holdings
9/24/02	0BB-96870	Credit Lyonnais
10/21/02	041-96627	Credit Lyonnais
11/27/02	ERS-95343	CIBC Cayman CP-14
12/2/02	ERS-95347	Credit Lyonnais
12/5/02	0BB-96880	Aquilla 401-4
12/5/02	041-96628	Atlantis 401-2
12/5/02	ERS-95348	Mandrake 401-5
12/5/02	0BB-96883	Atlantis 401-1
12/5/02	ERS-95349	Atlantis 401 Limited 3
1/6/03	0BB-96899	Credit Lyonnais
1/6/03	ERS-95352	Credit Lyonnais
1/10/03	041-96902	Credit Lyonnais
1/10/03	0BB-96902	Credit Lyonnais
2/27/03	041-83558	Marks Securities
2/27/03	ERS-05763	Spencer Securities
3/4/03	ERS-05764	Marks Securities II
3/4/03	041-83559	Spencer Securities II
3/4/03	ERS-05765	Ratings Holdings
5/2/03	0BB-23942	Galahad Securities
5/7/03	0BB-96934	Credit Lyonnais
5/7/03	ERS-95357	Credit Lyonnais

b. The Druffner Group used thirty accounts for Pentagon:

Date opened	*Account #*	*Account name*
3/13/00	0BB-19959	Pentagon Perf. Partners
3/13/00	0BB-19960	Pentagon Mgmt. Partners

c. The Druffner Group used 22 accounts for Chronos:

Date opened	*Account #*	*Account name*
1/6/00	041-96604	Confidential Acct. #5400
1/11/00	041-96605	Confidential Acct. #5475
2/20/00	041-96606	Abby Mills
5/11/00	041-96607	Buckhannon, Inc.
5/11/00	041-96608	Havers, Inc.
5/11/00	0BB-96799	JST Pan, Inc.
5/11/00	0BB-96800	Patten, Inc.
5/11/00	0BB-96801	EVBO, Inc.
5/11/00	0BB-96802	OXBO, Inc.
5/11/00	0BB-96803	Rodgars Als, Inc.
6/2/00	0BB-96657	CIBC Cayman XP-1
6/7/00	0BB-96658	CIBC Cayman XP-2
6/7/00	0BB-96659	CIBC Cayman XP-3
12/6/00	0BB-96713	CIBC Cayman XP-4
12/6/00	0BB-96714	CIBC Cayman XP-5
12/7/00	0BB-96716	CIBC Cayman XP-6
4/3/02	ERS-95333	OXBO Inc. II
4/3/02	ERS-95334	JST Pan Inc. II
4/8/02	ERS-95335	Havers Inc. II
8/7/02	041-96625	EVBO Inc. II
8/7/02	041-96626	Rodgars Als Inc. II
2/5/03	ERS-95354	CIBC Cayman XP-7

d. The Druffner Group used twenty accounts for Ritchie:

Date opened	*Account #*	*Account name*
12/8/00	0BB-96717	Blue Spruce Inc.
12/8/00	0BB-96718	Clear Brook Inc.

Date opened	*Account #*	*Account name*
12/8/00	0BB-96719	Whitespruce Inc.
12/8/00	0BB-96720	Pine Hills Inc.
12/8/00	0BB-96721	Rock Hill Inc.
6/4/01	0BB-96782	Pine Hills Inc. II
6/4/01	0BB-96783	Rock Hill Inc. II
9/7/01	041-96612	Canadian Imperial R-1
9/10/01	0BB-96807	Canadian Imperial R-2
9/10/01	ERS-95315	Canadian Imperial R-3
9/10/01	ERS-95317	Canadian Imperial R-4
9/10/01	ERS-95316	Canadian Imperial R-5
9/28/01	0BB-96811	Clear Brook Inc. II
10/2/01	0BB-96812	Blue Spruce Inc. II
10/2/01	0BB-96813	Whitespruce Inc. II
12/26/01	0BB-96829	Whitespruce Inc. III
1/2/02	0BB-96834	Blue Spruce Inc. III
1/2/02	0BB-96835	Clear Brook Inc. III
1/3/02	0BB-96837	Pine Hills Inc. III
1/3/02	0BB-96838	Rock Hill Inc. III

e. The Druffner Group used twenty accounts for Jemmco:

Date opened	*Account #*	*Account name*
4/4/02	041-83263	Tuscany Capital
4/4/02	041-83264	Meladan Capital
4/4/02	041-83265	Jaguar Capital
4/4/02	041-83266	Sequential Capital
4/4/02	0BB-22931	Legion Capital
4/4/02	0BB-22932	Sherlock Capital
4/4/02	ERS-05756	Liverpool Capital

Date opened	*Account #*	*Account name*
12/24/01	0BB-96825	Foreign Equity Capital
12/24/01	0BB-96826	Int'l Capital Consultants
6/10/02	041-96620	Gacf
1/7/03	0BB-96900	Global Capital
1/7/03	0BB-96901	Global Analytical

g. The Peffer Group used three accounts for Summa:

Date opened	*July 12, 2004Account #*	*Account name*
2/3/03	0BB-96907	Canco Ltd.
2/3/03	0BB-96908	Hilt Ltd.
2/3/03	0BB-96909	Parr Ltd.

30. The defendant brokers did not open their clients' various accounts to pursue different investment strategies. On the contrary, each of the brokers frequently used two or more of a client's accounts to purchase shares of the same mutual fund at the same time. Similarly, each of the brokers frequently exchanged fund shares held in several of a client's accounts at the same time, and on nearly every occasion, all of the client's exchanges reflected the same investment decision (*i.e.*, a transfer from a money market fund to an equity fund in a particular sector, or vice versa).

The Brokers' Purchases of Mutual Fund Shares
<u>using Multiple Accounts and FA Numbers</u>

31. Maintaining more than a dozen separate accounts for each major client (and nearly eighty accounts for Headstart) and using multiple FA numbers for the same clients, solely for the

purpose of carrying out the scheme, imposed a significant administrative burden and generated mountains of paperwork for the defendant brokers and their staff. Because the accounts were not opened to pursue different investment strategies and the FA numbers were not used to calculate separate commissions, the reason each of the brokers used so many accounts and FA numbers was to make the clients' market timing harder to detect. The clients were buying and selling millions of dollars of mutual fund shares on virtually a daily basis. By splitting up a client's transactions into numerous smaller components, submitted under fictitious names using different FA numbers, the brokers significantly increased the chances that the transactions would evade detection by the fund companies.

32. Between January 1, 2001 and September 15, 2003, the defendant brokers used multiple accounts and multiple FA numbers to purchase mutual fund shares worth more than $1.3 billion for their seven principal clients from at least 52 fund companies:

Fund Complex	*Amount Purchased*
AIM	$166,020,065
Franklin Templeton	$87,333,379
ACM/Alliance	$85,379,095
Goldman Sachs	$66,109,858
Scudder	$65,709,693
Van Kampen	$59,983,974
Federated	$59,938,279
ING/Pilgrim	$54,281,843
Dreyfus	$49,399,365
Putnam	$42,563,043
Seligman	$40,338,948
State Street	$39,321,934

Fund Complex	*Amount Purchased*
American Century	$34,849,349
Fidelity	$34,122,200
Deutsche Asset Mgt.	$32,176,590
Oppenheimer	$31,953,453
Liberty	$31,676,686
Pimco	$29,662,546
American Funds	$29,344,941
Blackrock	$28,314,990
Janus	$27,785,225
Lazard	$23,809,548
Pioneer	$19,662,558
Mercury/Merrill Lynch	$18,109,853
Evergreen	$17,918,932
Munder	$17,163,953
Credit Suisse	$14,676,336
Strong	$11,448,489
IDEX	$11,269,869
Hartford	$10,471,995
Wells Fargo	$10,119,989
Lord Abbett	$9,285,235
UBS	$9,166,963
Eaton Vance	$7,659,250
Ivy	$7,645,490
SunAmerica	$5,944,974
WM Group	$5,899,000
Phoenix	$5,571,000
Investec	$5,182,000
General Electric	$4,976,395
Delaware	$3,878,000

Fund Complex	*Amount Purchased*
J.P. Morgan	$3,585,000
Neuberger Berman	$3,581,000
Thornburg	$3,120,422
FPA Distributors	$2,959,995
John Hancock	$2,415,000
One Group	$1,754,000
Davis	$1,465,000
Nuveen	$1,196,000
Gabelli	$652,995
Ark	$425,000
First Investors	$395,000
	$1,337,674,697

Attached hereto as **Exhibit A** is a table identifying the date, dollar amount, fund, customer account, and FA number for each purchase.

33. The Druffner Group used multiple accounts and FA numbers to purchase more than $1 billion for its five principal clients:

Client	*Total Purchases*
Headstart	$578,536,035
Pentagon	$154,425,048
Chronos	$128,940,556
Ritchie	$81,064,300
Jemmco	$76,783,387
	$1,019,749,326

a. The Druffner Group made these purchases from at least 51 fund companies:

Fund Complex	*Amount Purchased*
AIM	$145,405,895
Franklin Templeton	$60,772,926
Goldman Sachs	$58,256,859
ACM/Alliance	$57,652,000
Van Kampen	$57,363,974
Federated	$56,385,279
Dreyfus	$46,874,995
Scudder	$39,799,549
State Street	$38,401,934
Seligman	$35,702,548
Oppenheimer	$30,688,952
ING/Pilgrim	$27,280,953
Pimco	$26,908,546
American Funds	$26,570,432
Blackrock	$25,332,990
Putnam	$19,104,974
Janus	$18,374,000
Mercury/Merrill Lynch	$17,544,853
Liberty	$16,887,214
Evergreen	$16,192,932
Munder	$15,967,953
Pioneer	$15,487,058
Fidelity	$15,348,000
American Century	$13,445,000
IDEX	$10,534,869
Lazard	$9,892,312
Hartford	$9,542,995
Wells Fargo	$9,513,989
UBS	$9,166,963

Fund Complex	*Amount Purchased*
Lord Abbett	$8,880,235
Credit Suisse	$6,926,636
Strong	$6,299,990
Eaton Vance	$6,262,250
WM Group	$5,899,000
Deutsche Asset Mgt.	$5,594,000
SunAmerica	$5,339,974
Investec	$5,182,000
Phoenix	$5,171,000
General Electric	$4,976,395
Ivy	$4,299,490
Delaware	$3,878,000
J.P. Morgan	$3,585,000
Neuberger Berman	$3,581,000
Thornburg	$3,120,422
FPA Distributors	$2,959,995
John Hancock	$2,415,000
Davis	$1,465,000
One Group	$1,375,000
Nuveen	$920,000
Ark	$425,000
Gabelli	$397,995
First Investors	$395,000
	$1,019,749,326

b. The number of accounts and FA numbers which the Druffner Group used to make purchases for Headstart was as follows:

Fund Complex	*Amount Purchased*	*Accounts*	*FA Numbers*
AIM	$61,853,974	72	11
Goldman Sachs	$36,789,990	53	11
ACM/Alliance	$36,150,000	65	12
Van Kampen	$32,545,990	61	12
Dreyfus	$31,831,000	56	10
Franklin Templeton	$31,107,000	67	13
Scudder	$25,459,586	57	12
State Street	$24,894,492	75	13
Seligman	$24,404,078	62	12
Federated	$22,956,089	63	13
Oppenheimer	$21,248,984	68	13
Blackrock	$15,674,995	53	10
Pimco	$15,644,373	60	13
ING/Pilgrim	$15,067,984	54	12
Putnam	$14,769,974	36	11
Pioneer	$13,705,758	37	11
Fidelity	$12,973,000	29	11
Janus	$12,153,000	32	11
American Funds	$11,499,495	54	11
Liberty	$10,861,235	45	10
Munder	$10,372,953	65	13
Evergreen	$8,171,995	63	13
Lord Abbett	$7,454,979	40	12
Hartford	$7,009,995	33	9
Lazard	$6,471,412	27	7
American Century	$6,335,000	22	7
UBS	$6,253,963	30	8
Mercury/Merrill Lynch	$5,835,000	17	5
Wells Fargo	$4,895,989	35	13

Fund Complex	*Amount Purchased*	*Accounts*	*FA Numbers*
WM Group	$4,580,000	33	10
Credit Suisse	$4,430,636	18	5
Eaton Vance	$4,347,250	19	8
Phoenix	$3,228,000	18	8
Thornburg	$3,120,422	24	9
Investec	$3,007,000	9	5
J.P. Morgan	$2,885,000	16	6
Strong	$2,859,990	15	6
SunAmerica	$2,730,995	18	8
Delaware	$2,628,000	13	6
Ivy	$2,496,490	17	9
Neuberger Berman	$2,256,000	10	4
Deutsche Asset Mgt.	$1,955,000	8	5
John Hancock	$1,920,000	12	5
General Electric	$775,974	5	2
Gabelli	$397,995	3	3
IDEX	$335,000	3	3
Davis	$190,000	2	1
	$578,536,035		

c. The number of accounts and FA numbers which the Druffner Group used to make purchases for Pentagon was as follows:

Fund Complex	*Amount Purchased*	*Accounts*	*FA Numbers*
AIM	$27,901,000	28	5
ACM/Alliance	$13,417,000	30	6
Dreyfus	$11,349,000	21	4
Franklin Templeton	$8,648,000	28	6
Federated	$8,389,000	28	6

Fund Complex	*Amount Purchased*	*Accounts*	*FA Numbers*
ACM/Alliance	$2,410,000	7	4
American Century	$2,140,000	6	3
ING/Pilgrim	$2,038,000	8	4
Janus	$2,030,000	8	4
Wells Fargo	$1,785,000	12	7
Investec	$1,725,000	5	3
Dreyfus	$1,545,000	3	3
One Group	$1,375,000	4	4
Neuberger Berman	$1,325,000	5	3
WM Group	$1,319,000	10	4
Eaton Vance	$1,215,000	5	3
Davis	$1,075,000	4	2
Nuveen	$920,000	3	2
Phoenix	$808,000	8	4
Strong	$715,000	3	1
Lord Abbett	$700,256	8	4
General Electric	$660,000	6	3
SunAmerica	$650,000	5	5
Lazard	$590,000	3	2
IDEX	$543,000	4	2
Pioneer	$496,300	13	5
John Hancock	$495,000	3	3
Ivy	$478,000	5	3
First Investors	$395,000	4	2
	$128,940,556		

e. The number of accounts and FA numbers which the Druffner Group used to make purchases for Ritchie was as follows:

Fund Complex	*Amount Purchased*	*Accounts*	*FA Numbers*
AIM	$31,746,000	18	6
Franklin Templeton	$7,515,000	10	6
Van Kampen	$6,653,000	15	7
Federated	$6,645,300	17	8
Oppenheimer	$3,660,000	10	5
ING/Pilgrim	$3,645,000	13	4
Scudder	$2,795,000	6	6
American Funds	$2,660,000	14	8
Deutsche Asset Mgt.	$2,350,000	7	3
Putnam	$2,350,000	7	4
Goldman Sachs	$1,850,000	8	5
Blackrock	$1,700,000	7	3
ACM/Alliance	$1,400,000	5	3
Strong	$1,250,000	6	2
Mercury/Merrill Lynch	$1,150,000	4	3
American Century	$1,025,000	3	3
Delaware	$900,000	5	4
Pioneer	$800,000	3	2
Fidelity	$500,000	2	1
Hartford	$470,000	2	2
	$81,064,300		

f. The number of accounts and FA numbers which the Druffner Group used to make purchases for Jemmco was as follows:

Fund Complex	*Amount Purchased*	*Accounts*	*FA Numbers*
IDEX	$9,656,869	16	5
AIM	$9,149,921	14	4
Federated	$7,529,890	16	8

Fund Complex	*Amount Purchased*	*Accounts*	*FA Numbers*
Phoenix	$400,000	3	2
One Group	$379,000	4	3
Nuveen	$276,000	3	3
Gabelli	$255,000	3	2
	$314,622,371		

c. The number of accounts and FA numbers which the Peffer Group used to make purchases for Summa was as follows:

Fund Complex	*Amount Purchased*	*Accounts*	*FA Numbers*
ACM/Alliance	$760,000	2	2
AIM	$486,000	3	2
Ivy	$413,000	2	1
Eaton Vance	$383,000	3	2
Munder	$270,000	3	2
Liberty	$258,000	2	1
Goldman Sachs	$258,000	2	2
Blackrock	$253,000	3	2
Seligman	$222,000	2	1
	$3,303,000		

The Brokers' Use of Multiple Accounts and FA Numbers to Disguise <u>Their Clients' Purchases and Exchanges of Mutual Fund Shares</u>

35. The defendant brokers used several techniques to conceal their identities and their clients' identities and to disguise the large volume of their clients' purchases and exchanges. First, each of the brokers used multiple accounts and FA numbers to buy large amounts of a fund company's shares for the same client within a short period of time. Hundreds of examples of this

conduct are set forth with particularity in the company-by-company analysis attached hereto as **Exhibit B** hereto, including:

a. During one week in February 2002, the Druffner Group purchased $4,875,000 of AIM funds for Headstart using seven accounts and five FA numbers.

b. During the same week, the Druffner Group purchased approximately $1.75 million of Dreyfus funds for Headstart using eight accounts and four FA numbers.

c. During two weeks in May 2002, the Druffner Group purchased $2,175,000 of Alliance funds for Pentagon using eight accounts and four FA numbers.

d. During two weeks in May 2002, the Druffner Group purchased $3,515,000 of Franklin Templeton funds for Headstart using eleven accounts and six FA numbers.

e. During one month in the summer of 2002, the Druffner Group purchased $4.630,000 of Federated funds for Chronos using fourteen accounts and six FA numbers.

f. During two weeks in September 2002, the Peffer Group purchased $470,000 of ING funds for Global using four accounts and three FA numbers.

g. During one week in February 2003, the Druffner Group purchased $1,374,940 of Goldman Sachs funds using fifteen accounts and five FA numbers.

h. During two weeks in June 2003, the Peffer Group purchased $882,000 of Seligman funds using seven accounts and three FA numbers.

36. Second, each of the brokers used multiple accounts and FA numbers to buy large amounts of a single fund for the same client on the same day. Hundreds of examples of this conduct are set forth in **Exhibit B**, including:

a. On May 24, 2001, the Peffer Group purchased $1,560,000 of the Pilgrim International Value Fund for Global using three accounts and two FA numbers.

b. On November 12, 2001, the Peffer Group purchased $297,000 of the American Funds Euro-Pacific Fund for Global using three accounts and three FA numbers.

c. On August 28, 2003, the Druffner Group purchased $3,055,000 of the Fidelity Advisers High Yield Fund for Headstart using nine accounts and five FA numbers.

d. The same day, the Druffner Group purchased $2,775,000 of the Goldman Sachs Global High Yield Fund for Headstart using four accounts and four FA numbers.

37. Third, each of the brokers used multiple accounts to exchange large amounts of fund shares within the same fund complex on the same day. Hundreds of examples of this conduct are set forth in **Exhibit B**, including:

a. On November 29, 2001, the Peffer Group exchanged $1,048,113 in ten Global accounts from the American Funds cash management account to the American Funds Euro-Pacific Fund.

b. On April 17, 2002, the Druffner Group exchanged $17,555,792 in 48 Headstart accounts from three Alliance equity funds to the Alliance cash reserves fund.

c. On December 16, 2002, the Druffner Group exchanged $7,428,706 in seventeen Chronos accounts from the Federated Kaufman Fund to the Liberty U.S. Government Fund.

d. On February 14, 2002, the Druffner Group exchanged $6,106,846 in seventeen Pentagon accounts from the Dreyfus Worldwide Growth Fund to the Dreyfus money market fund.

g. This switching of FA number was simply part of the shell game to confuse the mutual fund companies. As noted above, virtually all commissions from the Druffner Group's purchases were split in the same manner regardless of FA number.

39. The defendant brokers each intended that their use of multiple accounts and FA numbers would make it more difficult for the mutual fund companies to identify who was placing the trades and thus to enforce their restrictions on excessive trading. Indeed, the brokers and their clients exchanged emails which reveal a common intent to avoid detection by the fund companies and to evade any restrictions on their trading, including, without limitation, the following:

a. On April 25, 2001, Druffner sent an email to Chronos stating: "I put the Scudder in. We will see if they stick."

b. On May 23, 1001, Fidelity blocked two Druffner Group FA numbers from further purchases of its funds. On June 27, 2001, Headstart sent an email to Ficken and Druffner asking, "[A]re you ready to try Fidelity again yet or not?"

c. On October 30, 2001, Ficken sent an email to Chronos stating, "[W]hen using Seligman, it is crucial to implement some sort of fund rotation. They look carefully at accounts hitting the same funds over and over again."

d. On December 13, 2001, Ficken sent an email to Chronos stating:

> With AIM it's important for the initial purchase as well as all future exchanges to be into one fund per move. I believe that the number of exchanges is monitored, so partial or split exchanges will erode performance and longevity. Meaning, buy into one fund with a million, trade into a fund with ALL, go to cash with ALL, trade out again into a fund of your choice with ALL

Exhibit B sent more than one thousand letters and emails to PSI concerning excessive trading by the defendant brokers and their clients.

44. On many occasions, the fund companies asked PSI for assistance in preventing the account or broker from continuing to trade in its funds. In April 2001, responding to the large number of such requests concerning the defendant brokers and other brokers in other branches, PSI's Mutual Fund Operations unit implemented a computerized system designed to prevent the entry of a transaction into the BOSS 3000 system for an account or FA number that had been blocked by a particular fund company. **Exhibit C** hereto identifies the date of each block or warning letter from a fund company concerning the defendant brokers, the date of each internal block by PSI concerning the defendant brokers, and the specific accounts and FA numbers affected.

45. Despite the efforts of the fund companies and PSI to curtail their market timing, the defendant brokers routinely used their inventory of as-yet unblocked accounts and FA numbers to fool the very same fund companies into continuing to process their transactions. Dozens of examples of this conduct are set forth in **Exhibit B**, including:

a. On July 16, 2001, PSI blocked three Global accounts from nine Scudder international funds, including the International Fund. The next day, the Peffer Group purchased $486,000 of the International Fund for Global using another account.

b. Between November 5 and November 26, 2001, PSI blocked three Headstart accounts from Munder funds. Between December 5, 2001 and January 11, 2002, the Druffner Group purchased $1,035,000 of Munder funds for Headstart using seven other accounts. Three of the accounts were opened on or after December 5, 2001.

c. On March 1, 2002, MFS sent a letter to PSI blocking four Headstart accounts from further purchases or exchanges in its Global Equity and Global Growth Funds. On March 27, 2002, PSI blocked the four accounts from further trading in those funds. On April 23, 2002, the Druffner Group bought $100,000 of the Bond Fund for Headstart using another account and another FA number. On April 30, 2002, Headstart exchanged $100,000 in that account to the Global Growth Fund. On May 16, 2002, the Druffner Group bought $165,000 of the Bond Fund for Headstart using a second account and a second FA number. On June 5, 2002, Headstart exchanged $166,936 in the second account to the Global Equity Fund.

d. On June 12, 2002, PSI blocked one Chronos account from the Van Kampen Government Securities Fund. On June 21, 2002, the Druffner Group purchased $90,000 of the Government Securities Fund for Chronos using another account and another FA number.

e. On July 10, 2002, PSI blocked three Headstart accounts from Franklin Templeton funds. Between July 17 and July 23, 2002, the Druffner Group purchased $1,380,000 of Franklin Templeton funds for Headstart using six other accounts and four other FA numbers.

f. On September 4, 2002, PSI blocked five Druffner Group FA numbers (14, 15, AF, MD, M5) from Franklin Templeton funds. The next day, the Druffner Group purchased $199,995 of the Franklin Templeton U.S. Government Securities Fund for Jemmco using another FA number (78).

g. On September 18 and October 15, 2002, PSI blocked twelve Headstart accounts from Federated funds. On October 16, 2002, the Druffner Group purchased $1,000,000 of the Federated High Income Fund for Headstart using two other accounts.

46. On January 8, 2003, PSI announced a policy concerning market timing by its brokers in non-proprietary mutual funds. The policy required brokers to adhere to the restrictions on the frequency of trading set forth in each mutual fund's disclosure documents and provided that "such restrictions will be applied to **all** associated FA numbers, including joint and also numbers." (Original emphasis.) The policy further stated that "the use of manipulative techniques designed to avoid detection of certain trading activity," such as "executing transactions through an 'also' number or joint production number in order to conceal the identity of the Financial Adviser, or opening new accounts to conceal the identity of the client" would subject a broker to disciplinary sanction.

47. Despite the January 2003 policy, the defendant brokers continued to use multiple accounts and FA numbers to evade the fund companies' restrictions – precisely the kind of "manipulative techniques" which the policy prohibited. Dozens of examples of this conduct are set forth in **Exhibit B**, including:

a. On January 31, 2003, PSI blocked three Druffner Group FA numbers (AD, MD, M5) from Janus funds. On February 20, 2003, the Druffner Group bought $250,000 of the Janus Short-Term Bond Fund for Chronos using another FA number (B6).

b. On January 31, 2003, PSI blocked four Druffner Group FA numbers (AD, AF, FD, M5) and four Headstart accounts from Evergreen funds. On April 8, 2003, the Druffner Group bought $125,000 of the Evergreen High-Yield Bond Fund for Headstart using another account and another FA number (23).

c. On February 5, 2003, PSI blocked two Druffner Group FA numbers (DA, FD) from Van Kampen funds. On March 7, 2003, the Druffner Group bought $300,000 of the

Van Kampen Government Securities Fund for Chronos using another FA number (B6). On March 13, 2003, the Druffner Group bought $528,000 of the Van Kampen International Magnum Fund for Ritchie using two other FA numbers (15, 23).

d. On February 18, 2003, PSI blocked three Headstart accounts from the Scudder High Income Fund. On February 26 and February 27, 2003, the Druffner Group bought $775,000 of the High Income Fund for Headstart using three other accounts and two other FA numbers.

e. On February 18, 2003, PSI blocked eight Druffner Group FA numbers (14, 50, AD, B6, DA, FD, MD, M5) from the American Funds. On February 28, 2003, the Druffner Group bought $350,000 of the American U.S. Government Securities Fund for Pentagon using another FA number (23). On March 6, 2003, the Druffner Group bought $170,000 of the American Funds' Bond Fund of America for Chronos using the same FA number.

f. On March 3, 2003, Goldman Sachs asked PSI to block three Druffner Group FA numbers (14, 15, 50) and all related FA numbers. The next day, the Druffner Group bought $240,000 of the Goldman Sachs Global High-Income Fund for Headstart using another FA number (M5).

g. On April 15, 2003, Munder notified PSI that it had blocked twenty accounts at the Boston branch, including six Headstart accounts, four Pentagon accounts, and two Global accounts. On April 25, 2003, the Peffer Group bought $95,000 of the Munder Tax-Free Short-Intermediate Bond Fund for Global using another account and another FA number. On May 2, 2003, the Druffner Group bought $75,000 of the Munder Balanced Fund for Headstart using another account. On August 26, 2003, the Druffner Group bought $125,000 of the same fund for Pentagon using another account.

h. On April 25, 2003, Seligman blocked one Global account from further purchases for ninety days. On April 28, 2003, the Peffer Group bought $80,000 of the Seligman International Growth Fund for Global using another account.

i. On June 13, 2003, PSI blocked eight Jemmco accounts and one Headstart account from Federated funds. On June 17, 2003, the Druffner Group bought $99,995 of the Federated High Income Fund for Headstart using another account. On July 1, 2003, the Druffner Group bought $649,995 of the Federated International Equity Fund for Jemmco using an account that had been opened on June 16.

j. On June 16, 2003, PSI blocked one Headstart account from AIM funds. Between June 20 and June 30, 2003, the Druffner Group bought $1,445,000 of two AIM funds for Headstart using three other accounts.

k. On July 29, 2003, PSI blocked three Headstart accounts from State Street Research funds. Between August 21 and September 4, 2003, the Druffner Group bought $2,270,000 of the State Street Research High Income Fund for Headstart using six other accounts and four FA numbers.

l. On July 29, 2003, PSI blocked one Global account from Credit Suisse funds. Between August 4 and August 21, 2003, the Peffer Group bought $1,505,000 of several Credit Suisse funds for Global using four other accounts and two other FA numbers.

48. The blocks imposed by the fund companies and by PSI thus did not prevent the defendant brokers from continuing to engage in market timing. In fact, as set forth in paragraphs

PBHG (1), Phoenix (4), Pioneer (2), Putnam (2), Scudder (8), Seligman (2), State Street (2), Thornburg (1), UBS (12), Van Kampen (2), Wells Fargo (8), and WM Group (1).

52. On January 9, 2002, Ficken sent an email to Shannon describing how the brokers responded to the fund companies' complaints about "excessive trading." First, the Mutual Fund Operations unit "codes an account once it has been flagged by a fund company, preventing any new purchase or exchange of the fund within the specific identified account." Second, "all information was passed on to us (i.e. which accounts, which reps, etc.) for both our and our clients' records." Third, "we continue to run other 'unflagged' accounts until they become an issue (if they ever do)." In other words, Ficken told Shannon exactly how the brokers' scheme operated – the fund companies blocked certain accounts and FA numbers, and the brokers continued their clients' trading in the same funds using different accounts and different FA numbers. (The day before, Peffer had sent an email to Shannon explaining that all of Global's accounts were under common control and that money was often transferred between accounts.)

53. Shannon thus learned within one month after becoming branch manager that: (a) the defendant brokers maintained multiple accounts for their clients and sometimes moved funds between a client's accounts; (b) the fund companies actively tried to restrict the brokers' excessive trading; and (c) the brokers used the clients' multiple accounts to evade the fund companies' restrictions on their trading.

54. Shannon provided knowing and substantial assistance to the brokers' scheme in several respects. First, he authorized them to open more customer accounts. When he became branch manager in December 2001, the brokers already had numerous accounts for their clients. Indeed, the Druffner Group already had 48 accounts for Headstart, eighteen for Pentagon, sixteen

for Ritchie, and ten for Chronos, and the Peffer Group had fourteen accounts for Global. Even though Shannon received numerous block letters from the fund companies and knew that the brokers were using multiple accounts to keep trading despite the blocks, he approved the opening of many more accounts between January 2002 and September 2003:

Date	Client	Account #	Account Name	FA #
1/10/02	Pentagon	ERS-95327 ERS-95328	M 10 P 10	DF DF
2/5/02	Headstart	ERS-95330 ERS-95331	Windsor 401-1 Ltd. Windsor 401-2 Ltd.	50 78
2/20/02	Chronos	041-96606	Abby Mills	78
3/4/02	Headstart	041-96617 ERS-95332 0BB-96847	Levi 401 Limited 4 Mercutio 401 Limited 4 Windsor 401-3 Ltd.	AD AD AD
4/3/02	Chronos	ERS-95333 ERS-95334	OXBO II JST Pan II	50 50
4/4/02	Jemmco	041-83283 041-83264 041-93265 041-83266 0BB-22931 0BB-22932 ERS-05756 ERS-05757 ERS-05758	Tuscany Capital Meladan Capital Jaguar Capital Sequential Capital Legion Capital Sherlock Capital Liverpool Capital Apricot Capital Raleigh Capital	0?? 14 15 AD 50 50 15 14 50
4/8/02	Chronos	ERS-95335	Havers II	15
4/17/02	Pentagon	ERS-95336 ERS-95337	PMP 11 Limited Performance 401-11	AF AF
4/26/02	Jemmco	041-96618 ERS-95338 ERS-95339	Triad International Campbell International Cornell International	15 15 0??
6/10/02	Global	041-96620	GACF	41
8/7/02	Chronos	041-96625 041-96626	EVBO II Rodgars Als II	50 AF
9/19/02	Headstart	ERS-95340	Ratings Holdings	DA
9/24/02	Headstart	0BB-96870	Credit Lyonnais	14
10/21/02	Headstart	041-96627	Credit Lyonnais	DA

Date	Client	Account #	Account Name	FA #
11/7/02	Pentagon	0BB-96877 ERS-95341	PP 12 MP 12	DA DA
11/27/02	Headstart	ERS-95343	CIBC Cayman CP-14	B6
12/2/02	Headstart	ERS-95347	Credit Lyonnais	DA
12/5/02	Headstart	0BB-96880 0BB-96883 041-96628 ERS-95348 ERS-95349	Aquilla 401-4 Atlantis 401-1 Atlantis 401-2 Mandrake 401-5 Atlantis 401 Limited 3	DA DA DA FD DA
	Jemmco	0BB-23580 0BB-23581 ERS-05761 ERS-05762	Enterprise Capital Scorpio Capital Virgo Capital Pyramid Capital	DA 23 DA 23
12/11/02	Jemmco	041-83403	Nautical Capital	FD
12/23/02	Pentagon	0BB-96889 ERS-95351	Management Ltd 13 Performance Limited 13	DA DA
1/6/03	Headstart	0BB-96899 ERS-95352	Credit Lyonnais Credit Lyonnais	DA DA
1/7/03	Global	0BB-96900 0BB-96901	Global Capital Global Analytical	J1 J3
1/10/03	Headstart	0BB-96902	Credit Lyonnais	15
2/4/03	Summa	0BB-96907 0BB-96908 0BB-96909	Canco Ltd. Hilt Ltd. Parr Ltd.	J1 J1 41
2/5/03	Chronos	ERS-95354	CIBC Cayman XP-7	B6
2/27/03	Headstart	041-93558 ERS-05763	Marks Securities Spencer Securities	DA DA
	Pentagon	0BB-96919 ERS-95355 0BB-96920 ERS-95356	Pentagon Management 14 Pentagon Perform 14 Pentagon Performance 15 Pentagon Management 15	23 23 DA DA
3/4/03	Headstart	041-83559 ERS-05764 ERS-05765	Spencer Securities II Marks Securities II Ratings Holdings	23 DA DA
5/2/03	Headstart	0BB-23942	Galahad Securities	15
5/7/03	Headstart	0BB-96934 ERS-95357	Credit Lyonnais Credit Lyonnais	DA DA
5/15/03	Jemmco	0BB-23966	Sapphire Partners	15

Date	*Client*	*Account #*	*Account Name*	*FA #*
6/16/03	Jemmco	0BB-24021 ERS-05770	Walnut Capital Taurus Capital	23 23

As reflected in the preceding table, Shannon approved 26 new accounts for Headstart, twelve for Pentagon, seven for Chronos, and three for Global after he became branch manager. Nearly all the names on the accounts were fictitious and bore little if any resemblance to the clients' actual names. Often, several accounts were opened for the same client on the same day under more than one FA number. In fact, when Jemmco became a Druffner Group client in April 2002, Shannon approved nine accounts under six FA numbers on a single day, and he later approved eleven more Jemmco accounts.

55. Shannon knew that opening these accounts would facilitate the defendant brokers' market timing and thus generate additional commissions for PSI. Indeed, on November 4, 2002, Ficken sent Shannon an email inquiring about the status of two new account applications for Pentagon. Ficken warned, "If I'm unable to open two more Accounts for them, I will be faced with sending back to them roughly $8,000,000, which is worth $160,000 in commissions."

56. Shannon also assisted the defendant brokers' scheme by authorizing them to obtain new FA numbers. For example, in February 2002, the Druffner Group obtained a new joint FA number (AD). In June 2002, PSI issued a policy tightening its procedures for issuing additional FA numbers to brokers and teams of brokers. The June 2002 policy required PSI's regional managers, in addition to the branch managers, to approve the issuance of all FA numbers. In late August and early September 2002, with approval from Shannon and the regional manager, the Druffner Group obtained two more joint FA numbers (DA and FD). In January 2003, the Druffner Group obtained yet another joint FA number (23). The Druffner

58. Shannon also failed to enforce PSI's January 2003 policy against market timing in non-proprietary mutual funds. As noted above, that policy required PSI brokers to adhere to the restrictions on the frequency of trading set forth in each fund's disclosure documents, and it prohibited "manipulative techniques" such as using "also" or joint FA numbers to conceal the broker's identity and opening new accounts to conceal the client' identity. PSI's Risk Management unit sent the January 2003 policy to Shannon and the other branch managers, and they were responsible for monitoring their brokers' compliance.

59. The dozens of fund company letters and emails which Shannon received after the January 2003 policy was issued made clear that the brokers were continuing to use multiple accounts and FA numbers to evade the restrictions on their activity – precisely the "manipulative techniques" which the policy prohibited. These notifications included, without limitation, the following:

a. On February 6, 2003, Shannon received a Van Kampen email which listed several brokers to block, including Druffner, Ficken and Ajro under three of their FA numbers, and stated, "These reps have multiple rep ids and have continued to add new ones as we block the ids within the NSCC trading system for our fund complex." (The Van Kampen email was similar to a September 18, 2002 email from Ivy Funds which he had also received. The Ivy email had listed several brokers to block, including seven FA numbers used by Ficken and Ajro, and stated, "Here are the additional REP ID's these brokers are using... They appear to be creating a new REP ID every time they do a new trade.")

b. On February 11, 2003, Shannon received an email from Federated blocking six Pentagon accounts, four Jemmco accounts, and two Headstart accounts. In March and April 2003, he received two more Federated emails blocking four more Headstart accounts and five more Pentagon accounts.

c. On February 24, 2003, Shannon received an email from Evergreen blocking six Druffner Group FA numbers. On March 13, 2003, he received a second email from Evergreen blocking five more Druffner Group FA numbers.

d. On March 20, 2003, Shannon received an email from Phoenix blocking six Chronos accounts.

e. On May 15, 2003, Shannon received an email from Seligman blocking seven Druffner Group FA numbers.

f. On June 2, 2003, Shannon received an email from Franklin Templeton blocking three Global accounts and an email from Scudder blocking seven Pentagon accounts, three Jemmco accounts, and one Global account.

60. Overall, PSI's internal records indicate that, after the January 2003 policy was issued, Shannon was informed that certain fund companies had blocked at least 25 Headstart accounts, seventeen Pentagon accounts, nine Global accounts, nine Chronos accounts, six Jemmco accounts, and two Summa accounts, and that certain fund companies had blocked each of the defendant brokers by name and by virtually all their FA numbers. Shannon usually received the fund company correspondence from personnel in the Risk Management unit with instructions to tell the brokers in question that they should comply with the fund company's restrictions. Shannon may have forwarded the fund company correspondence to the defendant brokers but, as reflected in paragraph 47 above and in Exhibit B, he failed to stop the brokers from using multiple accounts and FA numbers to evade the restrictions and continue their market

timing. Nor, despite receiving clear evidence of their violations, did he ever recommend that any of the defendant brokers be sanctioned or disciplined under the January 2003 policy.

Violation of PSI's Policy against
Market Timing in the Prudential Funds

61. On November 15, 2000, PSI issued a policy prohibiting market timing in the Prudential Funds (which included funds sold under the Prudential, Target and Strategic Partners labels). The policy defined market timing as more than one round-trip per quarter or four round trips per year. (A round-trip is an exchange from one fund to a second fund followed by an exchange back to the first fund.)

62. The defendant brokers immediately began to violate the policy by placing hundreds of exchanges involving the Prudential Funds in excess of the stated limit. For example, between January 1, 2001 and May 31, 2001, the Druffner Group made sixteen exchanges in one Headstart account and thirteen exchanges in a second Headstart account.

63. After he became branch manager in December 2001, Shannon was responsible for ensuring that the brokers in his branch adhered to the policy against market timing in the Prudential Funds. Shannon failed to do so, as the defendant brokers continued to violate the policy, including, without limitation, the following:

a. On January 4, 2002, the Druffner Group purchased $1 million of the Prudential Funds for Headstart. The Druffner Group then made exchanges in this account, as well as two other Headstart accounts, every few days through the fall of 2002. Indeed, by mid-October 2002, there had been more than sixty exchanges involving the Prudential Funds in each account since late 2001.

b. Between February 20 and April 16, 2002, the Druffner Group purchased a total of $2,725,000 of the Prudential Funds for Chronos using eight accounts and four FA numbers. The Druffner Group then made exchanges in these accounts nearly every week through the summer of 2002 and, for three of the accounts, through the fall of 2002.

c. On April 4, 2002, the Druffner Group purchased $1 million of the Prudential Funds for Jemmco. The Druffner Group then made more than 25 exchanges in the account through mid-August 2002.

d. Between May 31 and June 27, 2002, the Peffer Group purchased $1,288,000 of the Prudential Funds for Global using three accounts. The Peffer Group then made exchanges in these accounts every few days until the fall of 2002. Indeed, by November 7, 2002, there had been twenty or more exchanges involving the Prudential Funds in each of the accounts.

e. Between August 7 and September 9, 2002, the Peffer Group purchased $315,000 of the Prudential Funds for Global using three other accounts. The Peffer Group then made exchanges in these accounts every few days until late 2002. Indeed, by the end of year, there had been between ten and twenty exchanges involving the Prudential Funds in each of the accounts.

f. Between September 27 and October 8, 2002, the Druffner Group made three exchanges each in four Headstart accounts and one Chronos account, two exchanges each in five Chronos accounts and one Headstart account, and one exchange each in two Chronos accounts.

EXHIBIT 7

EXHIBIT A

ALL PURCHASES (by Fund Company)

Date	Client	Account #	Account Name	FA#	Shares	Fund	Symbol	Price	Cost	Opened
ACM/Alliance										
1/5/01	.P	0BB-19959	PENTAGON PERF. PARTNERS	DF	23841.962	ALLNC BF FD US GOV/A	ABUSX	7.34	$175,000	3/13/00
1/10/01	H	0BB-96727	HEADSTART B-P12	14	13717.421	ALLNC BF FD US GOV/A	ABUSX	7.29	$100,000	12/18/00
1/10/01	H	0BB-96732	HEADSTART B-P14	14	13717.421	ALLNC BF FD US GOV/A	ABUSX	7.29	$100,000	12/22/00
1/17/01	H	0BB-96640	CIBC CAYMAN CP-2	MD	5502.063	ALLNC BF FD US GOV/A	ABUSX	7.27	$40,000	4/14/00
1/18/01	C	0BB-96713	CIBC CAYMAN XP-4	14	4846.686	ALLIANCE TECHNO A	ALTFX	101.10	$490,000	12/6/00
1/25/01	H	0BB-96746	HEADSTART B-P15	14	27624.309	ALLNC BF FD US GOV/A	ABUSX	7.24	$200,000	1/24/01
2/14/01	H	0BB-96749	CIBC CAYMAN CP-8	MD	55172.414	ALLNC BF FD US GOV/A	ABUSX	7.25	$400,000	2/1/01
2/23/01	R	0BB-96717	BLUE SPRUCE INC.	15	17316.017	ALLIANCE INTRNTL A	ALIFX	11.55	$200,000	12/8/00
3/6/01	H	0BB-96708	CIBC CAYMAN CP-7	14	13717.421	ALLNC BF FD US GOV/A	ABUSX	7.29	$100,000	11/20/00
3/7/01	H	0BB-96640	CIBC CAYMAN CP-2	MD	7481.297	ALLIANCE BAL SHS CLA	CABNX	16.04	$120,000	4/14/00
3/7/01	H	0BB-96746	HEADSTART B-P15	14	28702.641	ALLNC AMER ICM PTA	AGAAY	8.71	$250,000	1/24/01
3/9/01	H	041-96586	ISIS 401 LIMITED 1	14	12570.71	ALLIANCE BAL SHS CLA	CABNX	15.91	$200,000	2/15/01
3/9/01	H	041-96587	MANDRAKE 401 LIMITED 1	14	12570.71	ALLIANCE BAL SHS CLA	CABNX	15.91	$200,000	2/28/01
3/13/01	H	041-96587	MANDRAKE 401 LIMITED 1	14	28801.843	ALLNC AMER ICM PTA	AGAAY	8.68	$250,000	2/28/01
3/14/01	H	041-96588	ISIS 401 LIMITED 2	14	27322.404	ALLNC BF FD US GOV/A	ABUSX	7.32	$200,000	3/14/01
3/16/01	H	041-96589	MANDRAKE 401 LIMITED 2	14	20408.163	ALLNC BF FD US GOV/A	ABUSX	7.35	$150,000	3/15/01
4/5/01	H	041-96592	CIBC CAYMAN CP-9	MD	27510.316	ALLNC BF FD US GOV/A	ABUSX	7.27	$200,000	4/5/01
4/9/01	H	041-96592	CIBC CAYMAN CP-9	MD	29377.203	ALLNC AMER ICM PTA	AGAAY	8.51	$250,000	4/5/01
4/10/01	H	041-96586	ISIS 401 LIMITED 1	14	29515.939	ALLNC AMER ICM PTA	AGAAY	8.47	$250,000	2/15/01
4/10/01	H	041-96590	ISIS 401 LIMITED 3	14	27624.309	ALLNC BF FD US GOV/A	ABUSX	7.24	$200,000	3/15/01
4/18/01	H	041-96591	APOLLO 1	14	15772.871	ALLIANCE BAL SHS CLA	CABNX	15.85	$250,000	3/28/01
4/19/01	H	041-96595	APOLLO 2	14	34770.515	ALLNC BF FD US GOV/A	ABUSX	7.19	$250,000	4/18/01
4/25/01	H	ERS-95308	AQUILLA 401 LIMITED 1	14	15862.944	ALLIANCE BAL SHS CLA	CABNX	15.76	$250,000	4/25/01
4/25/01	R	0BB-96720	PINE HILLS INC.	14	26315.789	ALLIANCE INTRNTL A	ALIFX	11.40	$300,000	12/8/00
4/25/01	R	0BB-96721	ROCK HILL INC.	15	26315.789	ALLIANCE INTRNTL A	ALIFX	11.40	$300,000	12/8/00
4/27/01	H	041-96596	MANDRAKE 401 LIMITED 3	14	15644.556	ALLIANCE BAL SHS CLA	CABNX	15.98	$250,000	4/27/01
5/1/01	G	0BB-96760	STRATEGIC INVESTORS	49	18198.643	ALLIANCE NEW EURO A	ANEAX	16.21	$295,000	3/7/01
5/1/01	H	0BB-96694	CIBC CAYMAN CP-6	MD	1245.33	ALLIANCE BAL SHS CLA	CABNX	16.06	$20,000	9/13/00
5/9/01	H	0BB-96665	CIBC CAYMAN CP-4	MD	29691.211	ALLNC AMER ICM PTA	AGAAY	8.42	$250,000	6/15/00
5/11/01	H	041-96591	APOLLO 1	14	30084.236	ALLNC AMER ICM PTA	AGAAY	8.31	$250,000	3/28/01
5/11/01	H	041-96596	MANDRAKE 401 LIMITED 3	14	30084.236	ALLNC AMER ICM PTA	AGAAY	8.31	$250,000	4/27/01
5/14/01	G	0BB-96760	STRATEGIC INVESTORS	49	24777.716	ALLIANCE NEW EURO A	ANEAX	15.41	$381,825	3/7/01
5/24/01	G	0BB-96760	STRATEGIC INVESTORS	49	24787.158	ALLIANCE NEW EURO A	ANEAX	15.73	$389,902	3/7/01
5/24/01	H	041-96589	MANDRAKE 401 LIMITED 2	14	23876.404	ALLNC BF FD US GOV/A	ABUSX	7.12	$170,000	3/15/01

EXHIBIT A

ALL PURCHASES (by Fund Company)

Date	Client	Account #	Account Name	FA#	Shares	Fund	Symbol	Price	Cost	Opened
11/20/02	C	0BB-96658	CIBC CAYMAN XP-2	MD	13774.105	FPA NEW INCOME INC	FPNIX	10.89	$150,000	6/7/00
12/4/02	C	0BB-96713	CIBC CAYMAN XP-4	MD	6672.598	FPA NEW INCOME INC	FPNIX	11.24	$75,000	12/6/00
12/5/02	C	0BB-96657	CIBC CAYMAN XP-1	MD	8399.646	FPA NEW INCOME INC	FPNIX	11.31	$95,000	6/2/00
1/14/03	C	041-96626	RODGARS ALS INC II	DA	9124.088	FPA NEW INCOME INC	FPNIX	10.96	$100,000	8/7/02
1/17/03	C	041-96625	EVBO INC II	50	13673.655	FPA NEW INCOME INC	FPNIX	10.97	$150,000	8/7/02
1/17/03	C	ERS-95335	HAVERS INC II	15	11394.713	FPA NEW INCOME INC	FPNIX	10.97	$125,000	4/8/02
1/23/03	C	041-96606	ABBY MILLS INC	AD	10473.588	FPA NEW INCOME INC	FPNIX	10.98	$115,000	5/11/00
2/7/03	C	0BB-96803	RODGARS ALS INC	DA	12272.727	FPA NEW INCOME INC	FPNIX	11	$135,000	5/11/00
2/24/03	C	ERS-95354	CIBC CAYMAN XP-7	B6	15880.218	FPA NEW INCOME INC	FPNIX	11.02	$175,000	2/5/03
2/25/03	C	041-96607	BUCKHANNON INC	AD	14519.056	FPA NEW INCOME INC	FPNIX	11.02	$160,000	5/11/00
2/27/03	C	0BB-96659	CIBC CAYMAN XP-3	MD	15865.82	FPA NEW INCOME INC	FPNIX	11.03	$175,000	6/7/00
3/12/03	C	ERS-95333	OXBO INC. II	50	9562.842	FPA NEW INCOME INC	FPNIX	10.98	$105,000	4/3/02
3/19/03	C	041-96608	HAVERS INC	AF	13648.772	FPA NEW INCOME INC	FPNIX	10.99	$150,000	5/11/00
									$2,959,995	
Franklin Templeton										
1/8/01	H	0BB-96694	CIBC CAYMAN CP-6	MD	18355.36	FKLN CU FD USG SEC A	FKUSX	6.81	$125,000	9/13/00
1/8/01	H	0BB-96708	CIBC CAYMAN CP-7	14	17621.145	FKLN CU FD USG SEC A	FKUSX	6.81	$120,000	11/20/00
1/11/01	G	0BB-96705	ANALYTICAL INVESTORS	41	12911.556	MUTUAL EUROPN FD CLA	TEMIX	15.49	$200,000	11/3/00
1/18/01	G	0BB-96359	GLOBAL ANALYTICAL	49	35561.878	TEMP ASIAN GROWTH A	TFEFY	7.03	$250,000	5/19/98
1/23/01	G	0BB-96359	GLOBAL ANALYTICAL	49	27777.778	TEMP ASIAN GROWTH A	TFEFY	7.20	$200,000	5/19/98
1/29/01	P	0BB-96748	PENTAGON PERF. PARTNERS	DF	44117.647	FKLN CU FD USG SEC A	FKUSX	6.80	$300,000	1/29/01
1/30/01	G	0BB-96680	GACF, N.V.	J3	64102.564	TEMP ASIAN GROWTH A	TFEFY	7.02	$450,000	7/28/00
2/5/01	H	0BB-96746	HEADSTART B-P15	14	42772.861	FKLN CU FD USG SEC A	FKUSX	6.78	$290,000	1/24/01
2/6/01	H	0BB-96677	CIBC CAYMAN CP-5	MD	13293.944	FKLN CU FD USG SEC A	FKUSX	6.77	$90,000	7/18/00
2/6/01	H	0BB-96708	CIBC CAYMAN CP-7	14	29542.097	FKLN CU FD USG SEC A	FKUSX	6.77	$200,000	11/20/00
2/8/01	H	0BB-96695	HEADSTART B-P10	DF	22123.894	FKLN CU FD USG SEC A	FKUSX	6.78	$150,000	9/13/00
2/8/01	H	0BB-96709	HEADSTART B-P11	14	22123.894	FKLN CU FD USG SEC A	FKUSX	6.78	$150,000	11/22/00
2/8/01	H	0BB-96727	HEADSTART B-P12	14	22123.894	FKLN CU FD USG SEC A	FKUSX	6.78	$150,000	12/18/00
2/8/01	H	0BB-96732	HEADSTART B-P14	14	22123.894	FKLN CU FD USG SEC A	FKUSX	6.78	$150,000	12/22/00
2/14/01	H	0BB-96694	CIBC CAYMAN CP-6	MD	20120.724	FKLN STRATG ICFD	FRSTX	9.94	$200,000	9/13/00
2/14/01	H	0BB-96749	CIBC CAYMAN CP-8	MD	73333.333	FKLN CU FD USG SEC A	FKUSX	6.75	$495,000	2/1/01
2/16/01	H	041-96586	ISIS 401 LIMITED 1	14	20161.29	FKLN STRATG ICFD	FRSTX	9.92	$200,000	2/15/01
2/22/01	H	0BB-96694	CIBC CAYMAN CP-6	MD	59171.598	FKLN CU FD USG SEC A	FKUSX	6.76	$400,000	9/13/00
2/23/01	H	0BB-96695	HEADSTART B-P10	DF	7374.631	FKLN CU FD USG SEC A	FKUSX	6.78	$50,000	9/13/00

EXHIBIT A

ALL PURCHASES (by Fund Company)

Date	Client	Account #	Account Name	FA#	Shares	Fund	Symbol	Price	Cost	Opened
2/23/01	H	0BB-96708	CIBC CAYMAN CP-7	14	18436.578	FKLN CU FD USG SEC A	FKUSX	6.78	$125,000	11/20/00
2/23/01	H	0BB-96709	HEADSTART B-P11	14	11061.947	FKLN CU FD USG SEC A	FKUSX	6.78	$75,000	11/22/00
2/23/01	H	0BB-96749	CIBC CAYMAN CP-8	MD	29498.525	FKLN CU FD USG SEC A	FKUSX	6.78	$200,000	2/1/01
2/26/01	H	041-96586	ISIS 401 LIMITED 1	14	14727.541	FKLN CU FD USG SEC A	FKUSX	6.79	$100,000	2/15/01
3/12/01	G	0BB-96750	INVESTMENT CONSULTANTS	49	45454.545	FRANKLN SHRT I/USG A	FRGVX	10.45	$475,000	2/1/01
3/13/01	G	0BB-96705	ANALYTICAL INVESTORS	41	17921.147	TEMP EUROFD EQTY	TEMPY	13.95	$250,000	11/3/00
3/13/01	G	0BB-96705	ANALYTICAL INVESTORS	41	12677.485	TEMP GLB GROWTH A	TGGAY	19.72	$250,000	11/3/00
3/14/01	H	041-96588	ISIS 401 LIMITED 2	14	20449.898	FKLN STRATG ICFD	FRSTX	9.78	$200,000	3/14/01
3/16/01	H	041-96589	MANDRAKE 401 LIMITED 2	14	20533.881	FKLN STRATG ICFD	FRSTX	9.74	$200,000	3/15/01
3/19/01	H	041-96590	ISIS 401 LIMITED 3	14	20554.985	FKLN STRATG ICFD	FRSTX	9.73	$200,000	3/15/01
3/22/01	G	0BB-96696	CAPITAL INVESTORS	49	32502.709	TEMPLETON FOREIGN A	TEMFX	9.23	$300,000	9/21/00
3/22/01	G	0BB-96705	ANALYTICAL INVESTORS	41	45778.23	TEMPLETON DEV MKTS A	TEDMX	9.83	$450,000	11/3/00
4/4/01	H	041-96591	APOLLO 1	14	13970.588	FKLN CU FD USG SEC A	FKUSX	6.80	$95,000	3/28/01
4/5/01	H	041-96591	APOLLO 1	14	16298.633	FKLN STRATG ICFD	FRSTX	9.51	$155,000	3/28/01
4/5/01	H	041-96592	CIBC CAYMAN CP-9	MD	18409.426	FKLN CU FD USG SEC A	FKUSX	6.79	$125,000	4/5/01
4/9/01	H	041-96592	CIBC CAYMAN CP-9	MD	13144.059	FKLN STRATG ICFD	FRSTX	9.51	$125,000	4/5/01
4/10/01	P	041-96593	PENTAGON PERF. PARTNERS	15	27982.327	FKLN CU FD USG SEC A	FKUSX	6.79	$190,000	4/6/01
4/10/01	P	0BB-96758	PENTAGON MGMT. PARTNERS	15	44182.622	FKLN CU FD USG SEC A	FKUSX	6.79	$300,000	2/28/01
4/18/01	H	041-96595	APOLLO 2	14	26205.451	FKLN STRATG ICFD	FRSTX	9.54	$250,000	4/18/01
4/19/01	G	0BB-96359	GLOBAL ANALYTICAL	49	32514.451	TEMP EUROFD EQTY	TEMPY	13.84	$450,000	5/19/98
4/19/01	G	0BB-96680	GACF, N.V.	J3	32679.739	TEMP EUROFD EQTY	TEMPY	13.77	$450,000	7/28/00
4/19/01	G	0BB-96705	ANALYTICAL INVESTORS	41	33405.955	TEMP EUROFD EQTY	TEMPY	13.77	$460,000	11/3/00
4/23/01	H	041-96587	MANDRAKE 401 LIMITED 1	14	44052.863	FKLN CU FD USG SEC A	FKUSX	6.81	$300,000	2/28/01
4/23/01	P	041-96594	PENTAGON MGMT. PARTNERS	15	36710.72	FKLN CU FD USG SEC A	FKUSX	6.81	$250,000	4/6/01
4/25/01	C	0BB-96713	CIBC CAYMAN XP-4	14	16675.931	TEMPLETON GROWTH A	TEPLX	17.99	$300,000	12/6/00
4/25/01	H	ERS-95308	AQUILLA 401 LIMITED 1	14	26260.504	FKLN STRATG ICFD	FRSTX	9.52	$250,000	4/25/01
4/27/01	H	041-96596	MANDRAKE 401 LIMITED 3	14	26123.302	FKLN STRATG ICFD	FRSTX	9.57	$250,000	4/27/01
5/25/01	H	041-96588	ISIS 401 LIMITED 2	50	29733.728	FKLN CU FD USG SEC A	FKUSX	6.76	$201,000	3/14/01
6/1/01	P	041-96598	PMP 4	15	39881.832	FKLN CU FD USG SEC A	FKUSX	6.77	$270,000	5/24/01
6/5/01	G	0BB-96359	GLOBAL ANALYTICAL	49	17500	TEMP ASIAN GROWTH A	TFEFY	6.80	$119,000	5/19/98
6/5/01	H	0BB-96784	OBERON 401 LIMITED 1	14	51399.116	FKLN CU FD USG SEC A	FKUSX	6.79	$349,000	6/5/01
6/21/01	P	0BB-96785	MANAGEMENT 5	15	51395.007	FKLN CU FD USG SEC A	FKUSX	6.81	$350,000	6/7/01
6/25/01	H	041-96590	ISIS 401 LIMITED 3	50	14787.701	FKLN CU FD USG SEC A	FKUSX	6.83	$101,000	3/15/01
6/25/01	P	041-96597	PPP 4	15	36603.221	FKLN CU FD USG SEC A	FKUSX	6.83	$250,000	5/24/01
7/6/01	H	041-96600	ISIS 401 LIMITED 4	50	36927.622	FKLN CU FD USG SEC A	FKUSX	6.77	$250,000	7/2/01
7/6/01	H	0BB-96790	OBERON 401 LIMITED 2	50	36927.622	FKLN CU FD USG SEC A	FKUSX	6.77	$250,000	7/2/01

EXHIBIT A

ALL PURCHASES (by Fund Company)

Date	Client	Account #	Account Name	FA#	Shares	Fund	Symbol	Price	Cost	Opened
7/6/01	H	ERS-95310	MERCUTIO 401 LIMITED 2	15	36927.622	FKLN CU FD USG SEC A	FKUSX	6.77	$250,000	7/2/01
7/6/01	H	ERS-95311	AQUILLA 401 LIMITED 2	15	37666.174	FKLN CU FD USG SEC A	FKUSX	6.77	$255,000	7/2/01
7/17/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	50052.029	TEMPLETON FOREIGN A	TEMFX	9.61	$481,000	5/14/01
7/17/01	G	0BB-96792	GLOBAL STRATEGIES	49	49115.505	TEMPLETON FOREIGN A	TEMFX	9.61	$472,000	7/5/01
7/25/01	G	0BB-96359	GLOBAL ANALYTICAL	49	38034.865	TEMP ASIAN GROWTH A	TFEFY	6.31	$240,000	5/19/98
7/25/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	25052.192	TEMPLETON FOREIGN A	TEMFX	9.58	$240,000	5/14/01
7/25/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	17629.846	TEMPETON FRGN SM CO	FINEX	13.67	$241,000	5/14/01
7/25/01	G	0BB-96792	GLOBAL STRATEGIES	49	25052.192	TEMPLETON FOREIGN A	TEMFX	9.58	$240,000	7/5/01
7/25/01	G	0BB-96792	GLOBAL STRATEGIES	49	17629.846	TEMPETON FRGN SM CO	FINEX	13.67	$241,000	7/5/01
7/25/01	R	0BB-96782	PINE HILLS INC. II	DF	41753.653	TEMPLETON FOREIGN A	TEMFX	9.58	$400,000	6/4/01
8/10/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	25287.474	TEMPLETON FOREIGN A	TEMFX	9.74	$246,300	5/14/01
8/10/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	17805.938	TEMPETON FRGN SM CO	FINEX	13.81	$245,900	5/14/01
8/10/01	G	0BB-96792	GLOBAL STRATEGIES	49	25256.674	TEMPLETON FOREIGN A	TEMFX	9.74	$246,000	7/5/01
8/16/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	24468.085	TEMPLETON FOREIGN A	TEMFX	9.87	$241,500	5/14/01
8/16/01	G	0BB-96792	GLOBAL STRATEGIES	49	24457.953	TEMPLETON FOREIGN A	TEMFX	9.87	$241,400	7/5/01
8/16/01	G	0BB-96792	GLOBAL STRATEGIES	49	17510.854	TEMPETON FRGN SM CO	FINEX	13.82	$242,000	7/5/01
8/22/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	20426.829	TEMPLETON FOREIGN A	TEMFX	9.84	$201,000	5/14/01
8/22/01	G	0BB-96792	GLOBAL STRATEGIES	49	24146.341	TEMPLETON FOREIGN A	TEMFX	9.84	$237,600	7/5/01
8/22/01	G	0BB-96792	GLOBAL STRATEGIES	49	17461.595	TEMPETON FRGN SM CO	FINEX	13.67	$238,700	7/5/01
8/24/01	G	0BB-96359	GLOBAL ANALYTICAL	49	154112.554	TEMP KOREA FD ACC	TKORY	2.31	$356,000	5/19/98
8/24/01	G	0BB-96359	GLOBAL ANALYTICAL	49	38819.876	TEMP ASIAN GROWTH A	TFEFY	6.44	$250,000	5/19/98
8/24/01	G	0BB-96359	GLOBAL ANALYTICAL	49	44827.586	TEMPLETON JAPAN FDA	TJPAY	7.25	$325,000	5/19/98
8/24/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	77298.851	TEMP THAILAND FD ACC	TPTHY	3.48	$269,000	5/14/01
8/24/01	G	0BB-96792	GLOBAL STRATEGIES	49	31345.566	TEMP ASIAN GROWTH A	TFEFY	6.54	$205,000	7/5/01
8/31/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	24726.522	TEMPLETON FOREIGN A	TEMFX	9.69	$239,600	5/14/01
8/31/01	G	0BB-96792	GLOBAL STRATEGIES	49	24871.001	TEMPLETON FOREIGN A	TEMFX	9.69	$241,000	7/5/01
9/20/01	H	0BB-96708	CIBC CAYMAN CP-7	MD	31217.482	FKLN TEMPL US GOV A	TUSGY	9.61	$300,000	11/20/00
9/24/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	46715.402	TEMPLTN PAC GR FD	FKPGX	5.27	$246,190	5/14/01
9/24/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	47248.577	TEMPLTN PAC GR FD	FKPGX	5.27	$249,000	5/14/01
9/24/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	30097.087	TEMPLETON FOREIGN A	TEMFX	8.24	$248,000	5/14/01
9/24/01	G	0BB-96792	GLOBAL STRATEGIES	49	62061.076	TEMPLTN PAC GR FD	FKPGX	5.27	$327,062	7/5/01
9/24/01	G	0BB-96792	GLOBAL STRATEGIES	49	47248.577	TEMPLTN PAC GR FD	FKPGX	5.27	$249,000	7/5/01
9/25/01	G	0BB-96359	GLOBAL ANALYTICAL	49	9337.861	TEMP ASIAN GROWTH A	TFEFY	5.89	$55,000	5/19/98
9/25/01	G	0BB-96752	INTERNATIONAL ADVISORS	49	1647.446	TEMP ASIAN GROWTH A	TFEFY	6.07	$10,000	2/14/01
9/27/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	45708.955	TEMPLTN PAC GR FD	FKPGX	5.36	$245,000	5/14/01
9/27/01	G	0BB-96792	GLOBAL STRATEGIES	49	29285.714	TEMPLETON FOREIGN A	TEMFX	8.40	$246,000	7/5/01

EXHIBIT A

ALL PURCHASES (by Fund Company)

Date	Client	Account #	Account Name	FA#	Shares	Fund	Symbol	Price	Cost	Opened
10/2/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	42753.623	TEMPLTN PAC GR FD	FKPGX	5.52	$236,000	5/14/01
10/5/01	G	0BB-96792	GLOBAL STRATEGIES	49	28228.571	TEMPLETON FOREIGN A	TEMFX	8.75	$247,000	7/5/01
10/16/01	G	0BB-96792	GLOBAL STRATEGIES	49	42456.14	TEMPLTN PAC GR FD	FKPGX	5.70	$242,000	7/5/01
10/19/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	42930.728	TEMPLTN PAC GR FD	FKPGX	5.63	$241,700	5/14/01
10/19/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	28290.398	TEMPLETON FOREIGN A	TEMFX	8.54	$241,600	5/14/01
10/19/01	G	0BB-96792	GLOBAL STRATEGIES	49	43161.634	TEMPLTN PAC GR FD	FKPGX	5.63	$243,000	7/5/01
10/19/01	G	0BB-96792	GLOBAL STRATEGIES	49	43055.062	TEMPLTN PAC GR FD	FKPGX	5.63	$242,400	7/5/01
10/19/01	G	0BB-96792	GLOBAL STRATEGIES	49	28430.913	TEMPLETON FOREIGN A	TEMFX	8.54	$242,800	7/5/01
10/19/01	H	0BB-96708	CIBC CAYMAN CP-7	MD	5175.983	FKLN TEMPL US GOV A	TUSGY	9.66	$50,000	11/20/00
10/25/01	G	0BB-96752	INTERNATIONAL ADVISORS	49	117431.193	TEMP KOREA FD ACC	TKORY	2.18	$256,000	2/14/01
10/25/01	G	0BB-96752	INTERNATIONAL ADVISORS	49	64912.281	TEMP THAILAND FD ACC	TPTHY	2.85	$185,000	2/14/01
10/25/01	G	0BB-96761	EQUITY INVESTORS	49	57894.737	TEMP THAILAND FD ACC	TPTHY	2.85	$165,000	3/7/01
11/1/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	42605.634	TEMPLTN PAC GR FD	FKPGX	5.68	$242,000	5/14/01
11/2/01	G	0BB-96761	EQUITY INVESTORS	49	15570.934	TEMP THAILAND FD ACC	TPTHY	2.89	$45,000	3/7/01
11/7/01	H	041-96592	CIBC CAYMAN CP-9	MD	30832.477	FKLN TEMPL US GOV A	TUSGY	9.73	$300,000	4/5/01
11/13/01	G	0BB-96792	GLOBAL STRATEGIES	49	40549.828	TEMPLTN PAC GR FD	FKPGX	5.82	$236,000	7/5/01
11/23/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	39635.762	TEMPLTN PAC GR FD	FKPGX	6.04	$239,400	5/14/01
11/29/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	19272.582	TEMPETON FRGN SM CO	FINEX	12.51	$241,100	5/14/01
11/29/01	G	0BB-96792	GLOBAL STRATEGIES	49	39866.444	TEMPLTN PAC GR FD	FKPGX	5.99	$238,800	7/5/01
12/4/01	C	0BB-96716	CIBC CAYMAN XP-6	MD	18,436.58	MUTUAL BEACON FD CLA	TEBIX	13.56	$250,000	12/7/00
12/4/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	18895.899	TEMPETON FRGN SM CO	FINEX	12.68	$239,600	5/14/01
12/4/01	G	0BB-96792	GLOBAL STRATEGIES	49	40166.113	TEMPLTN PAC GR FD	FKPGX	6.02	$241,800	7/5/01
1/2/02	H	041-96599	CIBC CAYMAN CP-10	M5	34282.7	FKLN TEMPL US GOV A	TUSGY	9.48	$325,000	6/15/01
1/4/02	H	041-96609	CIBC CAYMAN CP-11	MD	42000	FKLN TEMPL US GOV A	TUSGY	9.50	$399,000	8/17/01
1/14/02	P	ERS-95323	PENT. PERF. 9	AF	14556.041	FKLN CU FD USG SEC A	FKUSX	6.87	$100,000	12/6/01
1/17/02	G	0BB-96705	ANALYTICAL INVESTORS	41	333.333	TEMPLETON EMG MKTS A	TEMAY	12	$4,000	11/3/00
1/17/02	R	0BB-96812	BLUE SPRUCE INC. II	14	109890.11	TEMPLETON FOREIGN A	TEMFX	9.10	$1,000,000	10/2/01
1/23/02	G	0BB-96750	INVESTMENT CONSULTANTS	41	36973.345	TEMPLETON EMG MKTS A	TEMAY	11.63	$430,000	2/1/01
1/23/02	P	ERS-95313	P 7	15	14619.883	FKLN CU FD USG SEC A	FKUSX	6.84	$100,000	8/29/01
2/13/02	C	0BB-96802	OXBO INC	50	15,515.90	MUTUAL BEACON FD CLA	TEBIX	12.89	$200,000	5/11/00
2/13/02	G	0BB-96705	ANALYTICAL INVESTORS	41	53106.383	TEMPLETON EMG MKTS A	TEMAY	11.75	$624,000	11/3/00
2/13/02	G	0BB-96750	INVESTMENT CONSULTANTS	41	62730.627	TEMPLETON JAPAN FDA	TJPAY	5.42	$340,000	2/1/01
2/13/02	G	0BB-96750	INVESTMENT CONSULTANTS	41	54093.567	TEMP ASIAN GROWTH	TFEFY	6.84	$370,000	2/1/01
2/19/02	P	ERS-95319	MAN 7	15	15118.79	FKLN STRATG ICFD	FRSTX	9.26	$140,000	10/16/01
2/20/02	R	0BB-96829	WHITESPRUCE INC. III	14	55493.896	TEMPLETON FOREIGN A	TEMFX	9.01	$500,000	12/26/01
2/22/02	H	041-96613	CIBC CAYMAN CP-12	M5	10834.236	FKLN STRATG ICFD	FRSTX	9.23	$100,000	10/9/01

EXHIBIT A

ALL PURCHASES (by Fund Company)

Date	Client	Account #	Account Name	FA#	Shares	Fund	Symbol	Price	Cost	Opened
2/25/02	H	041-96611	ISIS 401 LIMITED 5	50	14084.507	FKLN STRATG ICFD	FRSTX	9.23	$130,000	9/5/01
2/28/02	P	ERS-95324	PMP 401 - 8	AF	14492.754	FKLN CU FD USG SEC A	FKUSX	6.90	$100,000	12/6/01
3/1/02	G	0BB-96825	FOREIGN EQUITY CAPITAL	86	20893.372	TEMP ASIAN GROWTH	TFEFY	6.94	$145,000	12/24/01
3/1/02	G	0BB-96825	FOREIGN EQUITY CAPITAL	86	53271.812	TEMPLETON EMG MKTS A	TEMAY	11.92	$635,000	12/24/01
3/1/02	P	ERS-95313	P 7	15	26590.198	FKLN TEMPL US GOV A	TUSGY	9.59	$255,000	8/29/01
3/1/02	P	ERS-95323	PENT. PERF. 9	AF	24296.142	FKLN TEMPL US GOV A	TUSGY	9.59	$233,000	12/6/01
3/4/02	G	0BB-96825	FOREIGN EQUITY CAPITAL	86	66480.447	TEMP ASIAN GROWTH	TFEFY	7.16	$476,000	12/24/01
3/7/02	P	ERS-95318	PERF 8	15	24658.972	FKLN TEMPL US GOV A	TUSGY	9.53	$235,000	10/4/01
3/11/02	G	0BB-96825	FOREIGN EQUITY CAPITAL	86	18174.475	TEMPLETON EMG MKTS A	TEMAY	12.38	$225,000	12/24/01
3/13/02	P	041-96610	PP6	AF	14727.541	FKLN CU FD USG SEC A	FKUSX	6.79	$100,000	8/17/01
3/15/02	G	0BB-96826	INT'L CAPITAL CONSULTANTS	86	46384.72	TEMP ASIAN GROWTH	TFEFY	7.33	$340,000	12/24/01
3/15/02	G	0BB-96826	INT'L CAPITAL CONSULTANTS	86	34285.714	TEMPLETON EMG MKTS A F	TEMAY	12.25	$420,000	12/24/01
3/15/02	G	0BB-96826	INT'L CAPITAL CONSULTANTS	86	52166.934	TEMPLETON JAPAN FDA	TJPAY	6.23	$325,000	12/24/01
3/19/02	H	041-96599	CIBC CAYMAN CP-10	M5	18463.811	FKLN CU FD USG SEC A	FKUSX	6.77	$125,000	6/15/01
3/19/02	H	ERS-95326	MANDRAKE 401 LIMITED 4	50	22156.573	FKLN CU FD USG SEC A	FKUSX	6.77	$150,000	1/7/02
3/20/02	P	ERS-95312	MP6	AF	14792.899	FKLN CU FD USG SEC A	FKUSX	6.76	$100,000	8/28/01
4/5/02	C	ERS-95333	OXBO INC. II	50	45588.235	FKLN CU FD USG SEC A	FKUSX	6.80	$310,000	4/3/02
4/8/02	C	ERS-95334	JST PAN INC. II	50	47794.118	FKLN CU FD USG SEC A	FKUSX	6.80	$325,000	4/3/02
4/9/02	H	041-96599	CIBC CAYMAN CP-10	M5	5274.262	FKLN TEMPL US GOV A	TUSGY	9.48	$50,000	6/15/01
4/10/02	G	0BB-96825	FOREIGN EQUITY CAPITAL	86	48322.148	TEMP ASIAN GROWTH	TFEFY	7.45	$360,000	12/24/01
4/16/02	G	0BB-96826	INT'L CAPITAL CONSULTANTS	86	35807.292	TEMP ASIAN GROWTH	TFEFY	7.68	$275,000	12/24/01
4/16/02	G	0BB-96826	INT'L CAPITAL CONSULTANTS	86	32270.311	TEMPLETON EMG MKTS A	TEMAY	13.17	$425,000	12/24/01
4/18/02	P	041-96593	PENTAGON PERF. PARTNERS	AF	26260.504	FKLN TEMPL US GOV A	TUSGY	9.52	$250,000	4/6/01
4/18/02	P	ERS-95336	PMP 11 LIMITED	AF	14662.757	FKLN CU FD USG SEC A	FKUSX	6.82	$100,000	4/17/02
4/19/02	J	0BB-22932	SHERLOCK CAPITAL, LLC	50	29325.513	FKLN CU FD USG SEC A	FKUSX	6.82	$200,000	4/4/02
4/23/02	H	041-96613	CIBC CAYMAN CP-12	M5	47169.811	FKLN TEMPL US GOV A	TUSGY	9.54	$450,000	10/9/01
4/23/02	P	ERS-95337	PERFORMANCE 401-11	AF	14619.883	FKLN CU FD USG SEC A	FKUSX	6.84	$100,000	4/17/02
4/26/02	C	0BB-96802	OXBO INC	50	10204.082	FKLN CU FD USG SEC A	FKUSX	6.86	$70,000	5/11/00
4/26/02	H	ERS-95322	MERCUTIO 401 LIMITED 3	AF	29154.519	FKLN CU FD USG SEC A	FKUSX	6.86	$200,000	12/5/01
5/8/02	G	0BB-96825	FOREIGN EQUITY CAPITAL	86	78125	TEMP THAILAND FD ACC	TPTHY	4.16	$325,000	12/24/01
5/8/02	H	041-96600	ISIS 401 LIMITED 4	50	38541.667	FKLN TEMPL US GOV A	TUSGY	9.60	$370,000	7/2/01
5/8/02	H	ERS-95330	WINDSOR 401-1 LIMITED	50	21994.135	FKLN CU FD USG SEC A	FKUSX	6.82	$150,000	2/5/02
5/13/02	H	041-96603	APOLLO 3	15	18301.611	FKLN CU FD USG SEC A	FKUSX	6.83	$125,000	8/10/01
5/17/02	G	0BB-96826	INT'L CAPITAL CONSULTANTS	86	16899.441	TEMP EUROFD EQTY FG	TEMPY	14.32	$242,000	12/24/01
5/17/02	G	0BB-96826	INT'L CAPITAL CONSULTANTS	86	19230.769	TEMPLETON EMG MKTS A	TEMAY	13	$250,000	12/24/01
5/21/02	H	0BB-96665	CIBC CAYMAN CP-4	MD	28705.637	FKLN TEMPL US GOV A	TUSGY	9.58	$275,000	6/15/00

EXHIBIT A

ALL PURCHASES (by Fund Company)

Date	Client	Account #	Account Name	FA#	Shares	Fund	Symbol	Price	Cost	Opened
5/21/02	H	ERS-95322	MERCUTIO 401 LIMITED 3	AF	18195.051	FKLN CU FD USG SEC A	FKUSX	6.87	$125,000	12/5/01
5/22/02	G	0BB-96825	FOREIGN EQUITY CAPITAL	86	8827.684	TEMP EUROFD EQTY	TEMPY	14.16	$125,000	12/24/01
5/22/02	G	0BB-96826	INT'L CAPITAL CONSULTANTS	86	9331.26	TEMPLETON EMG MKTS A	TEMAY	12.86	$120,000	12/24/01
5/23/02	J	ERS-95338	CAMPBELL INTERNATIONAL, LTD	15	15641.293	TEMPLETON GLB GRW A	TGGAY	19.18	$300,000	4/26/02
5/28/02	P	ERS-95336	PMP 11 LIMITED	AF	20855.057	FKLN TEMPL US GOV A	TUSGY	9.59	$200,000	4/17/02
5/29/02	C	0BB-96657	CIBC CAYMAN XP-1	MD	31250	FKLN TEMPL US GOV A	TUSGY	9.60	$300,000	6/2/00
5/29/02	C	0BB-96716	CIBC CAYMAN XP-6	M5	31250	FKLN TEMPL US GOV A	TUSGY	9.60	$300,000	12/7/00
5/31/02	H	041-96617	LEVI 401 LIMITED 4	AD	20429.009	FRANKLIN CAP GR FDA	FKREX	9.79	$200,000	3/4/02
5/31/02	H	0BB-96798	OBERON 3	50	21598.272	FKLN STRATG ICFD	FRSTX	9.26	$200,000	8/10/01
5/31/02	H	ERS-95314	AQUILLA 401 LIMITED 3	50	29069.767	FKLN CU FD USG SEC A	FKUSX	6.88	$200,000	9/5/01
5/31/02	H	ERS-95320	LEVI 401 LIMITED 1	50	29069.767	FKLN CU FD USG SEC A	FKUSX	6.88	$200,000	10/31/01
5/31/02	H	ERS-95332	MERCUTIO 401 LIMITED 4	AD	90497.738	FRANKLIN INCOME A	FKINX	2.21	$200,000	3/4/02
6/4/02	H	ERS-95331	WINDSOR 401-2 LIMITED	78	14736.842	FRANKLIN CAP GR FDA	FKREX	9.50	$140,000	2/5/02
6/10/02	H	0BB-96653	CIBC CAYMAN CP-3	M5	5693.582	FRANKLN CA GR FD A	FKCGX	28.98	$165,000	5/9/00
6/10/02	H	0BB-96847	WINDSOR 401-3 LIMITED	AD	21167.883	FKLN CU FD USG SEC A	FKUSX	6.85	$145,000	3/5/02
6/11/02	H	041-96589	MANDRAKE 401 LIMITED 2	14	31315.24	FKLN TEMPL US GOV A	TUSGY	9.58	$300,000	3/15/01
6/12/02	G	041-96620	GACF N.V	41	8006.405	TEMPLETON EMG MKTS A	TEMAY	12.49	$100,000	6/10/02
6/12/02	G	041-96620	GACF N.V	41	6402.049	MUTUAL EUROPN FD CLA	TEMIX	15.62	$100,000	6/10/02
6/12/02	H	ERS-95329	APOLLO 4	14	21574.973	FRANKLN CUS FD UTL A	FKUTX	9.27	$200,000	1/31/02
6/13/02	H	041-96615	LEVI 401 LIMITED 3	DF	21528.525	FRANKLN CUS FD UTL A	FKUTX	9.29	$200,000	1/7/02
6/14/02	G	041-96620	GACF N.V	41	8968.61	FKLN MUT EURO A ACC	FMEAY	11.15	$100,000	6/10/02
6/17/02	G	041-96620	GACF N.V	41	19108.28	TEMP ASIAN GROWTH	TFEFY	7.85	$150,000	6/10/02
6/17/02	H	0BB-96653	CIBC CAYMAN CP-3	M5	41623.309	FKLN TEMPL US GOV A	TUSGY	9.61	$400,000	5/9/00
6/17/02	R	0BB-96720	PINE HILLS INC.	14	103305.785	TEMPLETON FOREIGN A	TEMFX	9.68	$1,000,000	12/8/00
6/17/02	R	0BB-96834	BLUE SPRUCE INC. III	AD	103305.785	TEMPLETON FOREIGN A	TEMFX	9.68	$1,000,000	1/2/02
6/19/02	H	0BB-96847	WINDSOR 401-3 LIMITED	AD	38900.415	FKLN TEMPL US GOV A	TUSGY	9.64	$375,000	3/5/02
6/20/02	H	041-96616	OBERON 401 LIMITED 4	AF	36231.884	FKLN CU FD USG SEC A	FKUSX	6.90	$250,000	1/31/02
6/20/02	H	ERS-95330	WINDSOR 401-1 LIMITED	50	21739.13	FKLN CU FD USG SEC A	FKUSX	6.90	$150,000	2/5/02
6/21/02	H	ERS-95309	MERCUTIO 401 LIMITED 1	15	28985.507	FKLN CU FD USG SEC A	FKUSX	6.90	$200,000	6/5/01
6/21/02	P	ERS-95327	M 10	78	14492.754	FKLN CU FD USG SEC A	FKUSX	6.90	$100,000	1/10/02
6/25/02	G	041-96620	GACF N.V	41	9143.407	FRANKLN SHRT I/USG A	FRGVX	10.39	$95,000	6/10/02
6/27/02	H	0BB-96582	HEADSTART B-P6	50	25362.319	FKLN CU FD USG SEC A	FKUSX	6.90	$175,000	11/18/99
6/27/02	R	0BB-96813	WHITESPRUCE INC. II	AD	105708.245	TEMPLETON FOREIGN A	TEMFX	9.46	$1,000,000	10/2/01
7/2/02	H	0BB-96732	HEADSTART B-P14	14	25906.736	FKLN TEMPL US GOV A	TUSGY	9.65	$250,000	12/22/00
7/2/02	P	ERS-95328	P 10	AF	14513.788	FKLN CU FD USG SEC A	FKUSX	6.89	$100,000	1/10/02
7/3/02	H	0BB-96653	CIBC CAYMAN CP-3	M5	14513.788	FKLN CU FD USG SEC A	FKUSX	6.89	$100,000	5/9/00

EXHIBIT A

ALL PURCHASES (by Fund Company)

Date	Client	Account #	Account Name	FA#	Shares	Fund	Symbol	Price	Cost	Opened
7/5/02	H	0BB-96640	CIBC CAYMAN CP-2	B6	21834.061	FKLN CU FD USG SEC A	FKUSX	6.87	$150,000	4/14/00
7/10/02	J	041-83264	MELADAN CAPITAL, LLC	AD	28901.734	FKLN CU FD USG SEC A	FKUSX	6.92	$200,000	4/4/02
7/16/02	J	041-96618	TRIAD INTERNATIONAL, LTD	15	20768.432	FKLN TEMPL US GOV A	TUSGY	9.63	$200,000	4/26/02
7/16/02	J	0BB-22931	LEGION CAPITAL, LLC	50	28984.746	FKLN CU FD USG SEC A	FKUSX	6.90	$199,995	4/4/02
7/17/02	H	0BB-96694	CIBC CAYMAN CP-6	MD	20746.888	FKLN TEMPL US GOV A	TUSGY	9.64	$200,000	9/13/00
7/17/02	P	ERS-95318	PERF 8	15	18089.725	FKLN CU FD USG SEC A	FKUSX	6.91	$125,000	10/4/01
7/18/02	H	ERS-95311	AQUILLA 401 LIMITED 2	78	20387.36	FKLN TEMPL US GOV A	TUSGY	9.81	$200,000	7/2/01
7/18/02	H	ERS-95321	LEVI 401 LIMITED 2	50	28860.029	FKLN CU FD USG SEC A	FKUSX	6.93	$200,000	10/31/01
7/18/02	P	0BB-96748	PENTAGON PERF. PARTNERS	AF	20703.934	FKLN TEMPL US GOV A	TUSGY	9.66	$200,000	1/29/01
7/19/02	H	ERS-95329	APOLLO 4	AF	20661.157	FKLN TEMPL US GOV A	TUSGY	9.68	$200,000	1/31/02
7/19/02	P	ERS-95325	PMP 401 (9)	AF	18037.518	FKLN CU FD USG SEC A	FKUSX	6.93	$125,000	12/27/01
7/19/02	P	ERS-95325	PMP 401 (9)	AF	23243.802	FKLN TEMPL US GOV A	TUSGY	9.68	$225,000	12/27/01
7/22/02	H	0BB-96749	CIBC CAYMAN CP-8	MD	33880.903	FKLN TEMPL US GOV A	TUSGY	9.74	$330,000	2/1/01
7/23/02	H	ERS-95330	WINDSOR 401-1 LIMITED	50	25773.196	FKLN TEMPL US GOV A	TUSGY	9.70	$250,000	2/5/02
7/23/02	P	041-96602	P 5	AF	21582.734	FKLN CU FD USG SEC A	FKUSX	6.95	$150,000	8/3/01
7/24/02	R	ERS-95316	CANADIAN IMPERIAL R-5	M5	117233.294	TEMPLETON FOREIGN A	TEMFX	8.53	$1,000,000	9/10/01
7/29/02	G	041-96620	GACF N.V	41	35511.364	TEMP ASIAN GROWTH	TFEFY	7.04	$250,000	6/10/02
7/29/02	H	ERS-95331	WINDSOR 401-2 LIMITED	AD	32574.974	FKLN TEMPL US GOV A	TUSGY	9.67	$315,000	2/5/02
8/7/02	J	041-83265	JAGUAR CAPITAL, LLC	AF	28817.687	FKLN CU FD USG SEC A	FKUSX	6.94	$199,995	4/4/02
8/12/02	H	0BB-96640	CIBC CAYMAN CP-2	B6	22796.353	FKLN TEMPL US GOV A	TUSGY	9.87	$225,000	4/14/00
8/14/02	P	041-96598	PMP 4	AF	20533.881	FKLN TEMPL US GOV A	TUSGY	9.74	$200,000	5/24/01
8/15/02	H	0BB-96524	HEADSTART B-P3	15	21582.734	FKLN CU FD USG SEC A	FKUSX	6.95	$150,000	7/23/99
8/15/02	H	0BB-96524	HEADSTART B-P3	15	30706.244	FKLN TEMPL US GOV A	TUSGY	9.77	$300,000	7/23/99
8/15/02	H	0BB-96525	HEADSTART B-P4	DF	30706.244	FKLN TEMPL US GOV A	TUSGY	9.77	$300,000	7/23/99
8/16/02	C	041-96625	EVBO INC II	50	40404.04	FKLN CU FD USG SEC A	FKUSX	6.93	$280,000	8/7/02
8/16/02	C	0BB-96713	CIBC CAYMAN XP-4	MD	26315.789	FKLN TEMPL US GOV A	TUSGY	9.69	$255,000	12/6/00
8/16/02	P	041-96594	PENTAGON MGMT. PARTNERS	78	23219.814	FKLN TEMPL US GOV A	TUSGY	9.69	$225,000	4/6/01
8/19/02	P	0BB-96758	PENTAGON MGMT. PARTNERS	AF	23219.814	FKLN TEMPL US GOV A	TUSGY	9.69	$225,000	2/28/01
8/19/02	P	ERS-95327	M 10	AF	23219.814	FKLN TEMPL US GOV A	TUSGY	9.69	$225,000	1/10/02
8/20/02	P	0BB-96748	PENTAGON PERF. PARTNERS	AF	14367.816	FKLN CU FD USG SEC A	FKUSX	6.96	$100,000	1/29/01
8/21/02	H	0BB-96709	HEADSTART B-P11	14	25693.731	FKLN TEMPL US GOV A	TUSGY	9.73	$250,000	11/22/00
8/22/02	J	ERS-05757	APRICOT CAPITAL, LLC	AF	28776.223	FKLN CU FD USG SEC A	FKUSX	6.95	$199,995	4/4/02
8/26/02	G	0BB-96792	GLOBAL STRATEGIES	49	16778.523	TEMPLETON FOREIGN A	TEMFX	8.94	$150,000	7/5/01
8/26/02	H	0BB-96615	CIBC CAYMAN CP-1	MD	30674.847	FKLN TEMPL US GOV A	TUSGY	9.78	$300,000	2/2/00
8/26/02	H	0BB-96694	CIBC CAYMAN CP-6	MD	30163.599	FKLN TEMPL US GOV A	TUSGY	9.78	$295,000	9/13/00
8/27/02	H	0BB-96746	HEADSTART B-P15	AF	30194.473	FKLN TEMPL US GOV A	TUSGY	9.77	$295,000	1/24/01

EXHIBIT A

ALL PURCHASES (by Fund Company)

Date	Client	Account #	Account Name	FA#	Shares	Fund	Symbol	Price	Cost	Opened
8/30/02	P	041-96593	PENTAGON PERF. PARTNERS	AF	14347.202	FKLN CU FD USG SEC A	FKUSX	6.97	$100,000	4/6/01
8/30/02	P	041-96597	PPP 4	AF	20533.881	FKLN TEMPL US GOV A	TUSGY	9.74	$200,000	5/24/01
9/4/02	G	0BB-96792	GLOBAL STRATEGIES	49	26041.667	TEMPLETON FOREIGN A	TEMFX	8.64	$225,000	7/5/01
9/4/02	R	0BB-96807	CANADIAN IMPERIAL R-3	B6	98958.333	TEMPLETON FOREIGN A	TEMFX	8.64	$855,000	9/10/01
9/5/02	J	ERS-05756	LIVERPOOL CAPITAL, LLC	78	28734.878	FKLN CU FD USG SEC A	FKUSX	6.96	$199,995	4/4/02
9/6/02	G	0BB-96792	GLOBAL STRATEGIES	49	7905.138	TEMPETON FRGN SM CO	FINEX	12.65	$100,000	7/5/01
9/6/02	J	041-96618	TRIAD INTERNATIONAL, LTD	15	28818.444	FKLN CU FD USG SEC A	FKUSX	6.94	$200,000	4/26/02
9/9/02	H	0BB-96615	CIBC CAYMAN CP-1	MD	36023.055	FKLN CU FD USG SEC A	FKUSX	6.94	$250,000	2/2/00
9/10/02	P	0BB-96758	PENTAGON MGMT. PARTNERS	AF	28735.632	FKLN CU FD USG SEC A	FKUSX	6.96	$200,000	2/28/01
9/10/02	P	0BB-96785	MANAGEMENT 5	AF	28735.632	FKLN CU FD USG SEC A	FKUSX	6.96	$200,000	6/7/01
9/11/02	H	0BB-96603	HEADSTART B-P7	AD	28818.444	FKLN CU FD USG SEC A	FKUSX	6.94	$200,000	12/30/99
9/12/02	H	041-96617	LEVI 401 LIMITED 4	AD	22073.922	FKLN TEMPL US GOV A	TUSGY	9.74	$215,000	3/4/02
9/12/02	H	ERS-95332	MERCUTIO 401 LIMITED 4	AD	23100.616	FKLN TEMPL US GOV A	TUSGY	9.74	$225,000	3/4/02
9/13/02	H	ERS-95314	AQUILLA 401 LIMITED 3	50	20533.881	FKLN TEMPL US GOV A	TUSGY	9.74	$200,000	9/5/01
9/13/02	J	ERS-95339	CORNELL INTERNATIONAL, LTD.	DA	25667.351	FKLN TEMPL US GOV A	TUSGY	9.74	$250,000	4/26/02
9/16/02	G	0BB-96792	GLOBAL STRATEGIES	49	44117.647	TEMPLETON FOREIGN A	TEMFX	8.50	$375,000	7/5/01
9/18/02	H	041-96586	ISIS 401 LIMITED 1	AD	28694.405	FKLN CU FD USG SEC A	FKUSX	6.97	$200,000	2/15/01
9/19/02	H	041-96595	APOLLO 2	15	35816.619	FKLN CU FD USG SEC A	FKUSX	6.98	$250,000	4/18/01
9/20/02	C	0BB-96803	RODGARS ALS INC	14	35816.619	FKLN CU FD USG SEC A	FKUSX	6.98	$250,000	5/11/00
9/20/02	C	ERS-95335	HAVERS INC II	15	42979.943	FKLN CU FD USG SEC A	FKUSX	6.98	$300,000	4/8/02
9/24/02	H	041-96592	CIBC CAYMAN CP-9	MD	14020.029	FKLN CU FD USG SEC A	FKUSX	6.99	$98,000	4/5/01
9/24/02	H	041-96592	CIBC CAYMAN CP-9	MD	13108.108	FRANKLN CA TAX FRA	FKTFX	7.40	$97,000	4/5/01
9/26/02	H	0BB-96615	CIBC CAYMAN CP-1	MD	28612.303	FKLN CU FD USG SEC A	FKUSX	6.99	$200,000	2/2/00
10/1/02	H	0BB-96640	CIBC CAYMAN CP-2	B6	19427.403	FKLN TEMPL US GOV A	TUSGY	9.78	$190,000	4/14/00
10/8/02	J	ERS-95339	CORNELL INTERNATIONAL, LTD.	DA	28694.405	FKLN CU FD USG SEC A	FKUSX	6.97	$200,000	4/26/02
10/11/02	H	0BB-96870	CREDIT LYONNAIS	DA	35971.223	FKLN CU FD USG SEC A	FKUSX	6.95	$250,000	9/24/02
10/14/02	P	ERS-95312	MP6	FD	15400.411	FKLN TEMPL US GOV A	TUSGY	9.74	$150,000	8/28/01
10/22/02	H	041-96627	CREDIT LYONNAIS	DA	36179.45	FKLN CU FD USG SEC A	FKUSX	6.91	$250,000	10/21/02
10/24/02	H	0BB-96784	OBERON 401 LIMITED 1	AD	20325.203	FKLN TEMPL US GOV A	TUSGY	9.84	$200,000	6/5/01
11/6/02	H	0BB-96488	HEADSTART B-P1	14	316455.696	FKLN AGE HIG ICM CLA	AGEFX	1.58	$500,000	7/7/99
11/6/02	H	0BB-96523	HEADSTART B-P2	50	316455.696	FKLN AGE HIG ICM CLA	AGEFX	1.58	$500,000	7/23/99
11/8/02	H	ERS-95326	MANDRAKE 401 LIMITED 4	50	39556.962	TEMP HIGH YLD FDA	TSGAY	6.32	$250,000	1/7/02
11/12/02	P	0BB-96877	PERFORMANCE 12 401	DA	15368.852	FKLN TEMPL US GOV A	TUSGY	9.76	$150,000	11/7/02
12/6/02	H	041-96587	MANDRAKE 401 LIMITED 1	DA	30241.935	FKLN TEMPL US GOV A	TUSGY	9.92	$300,000	2/28/01
12/6/02	H	041-96596	MANDRAKE 401 LIMITED 3	DA	20161.29	FKLN TEMPL US GOV A	TUSGY	9.92	$200,000	4/27/01
12/11/02	H	0BB-96790	OBERON 401 LIMITED 2	50	22681.452	FKLN TEMPL US GOV A	TUSGY	9.92	$225,000	7/2/01

EXHIBIT A

ALL PURCHASES (by Fund Company)

Date	Client	Account #	Account Name	FA#	Shares	Fund	Symbol	Price	Cost	Opened
12/17/02	P	0BB-19960	PENTAGON MGMT. PARTNERS	FD	12820.513	FKLN TEMPL US GOV A	TUSGY	9.75	$125,000	3/13/00
1/29/03	H	041-96628	ATLANTIS 401-2 LTD	DA	25588.536	FKLN TEMPL US GOV A	TUSGY	9.77	$250,000	12/5/02
2/6/03	H	0BB-96882	AQUILLA 401-4 LTD	DA	25125.628	FKLN TEMPL US GOV A	TUSGY	9.95	$250,000	12/5/02
2/6/03	H	ERS-95348	MANDRAKE 401-5 LTD.	FD	25125.628	FKLN TEMPL US GOV A	TUSGY	9.95	$250,000	12/5/02
2/7/03	H	ERS-95349	ATLANTIS 401 LIMITED 3	DA	30120.482	FKLN TEMPL US GOV A	TUSGY	9.96	$300,000	12/5/02
2/14/03	P	0BB-96889	MANAGEMENT LTD 13	DA	20491.803	FKLN TEMPL US GOV A FG	TUSGY	9.76	$200,000	12/23/02
2/14/03	P	ERS-95351	PERFORMANCE LIMITED 13	DA	20491.803	FKLN TEMPL US GOV A FG	TUSGY	9.76	$200,000	12/23/02
2/18/03	G	0BB-96900	GLOBAL CAPITAL	J1	10752.688	TEMPLETON EMG MKTS A F	TEMAY	11.16	$120,000	1/7/03
2/18/03	H	ERS-95343	CIBC CAYMAN CP-14	B6	30581.04	FKLN TEMPL US GOV A	TUSGY	9.81	$300,000	11/27/02
2/20/03	C	ERS-95354	CIBC CAYMAN XP-7	B6	25562.372	FKLN TEMPL US GOV A	TUSGY	9.78	$250,000	2/5/03
2/21/03	G	0BB-96900	GLOBAL CAPITAL	J1	15759.312	TEMP ASIAN A USD	TFEFY	6.98	$110,000	1/7/03
2/28/03	P	ERS-95341	MANAGEMENT LIMITED 401-12	DA	20408.163	FKLN TEMPL US GOV A	TUSGY	9.80	$200,000	11/7/02
2/28/03	P	ERS-95356	PENTAGON MANAGEMENT 15	DA	25510.204	FKLN TEMPL US GOV A	TUSGY	9.80	$250,000	2/26/03
3/5/03	G	0BB-96901	GLOBAL ANALYTICAL	J3	13888.889	TEMP ASIAN A USD	TFEFY	7.20	$100,000	1/7/03
3/5/03	P	ERS-95355	PENTAGON PERFORMANCE 14	23	10040.161	FKLN TEMPL US GOV A	TUSGY	9.96	$100,000	2/27/03
3/13/03	G	0BB-96901	GLOBAL ANALYTICAL	J3	12229.539	TEMPLETON EMG MKTS A	TEMAY	10.63	$130,000	1/7/03
3/17/03	G	0BB-96901	GLOBAL ANALYTICAL	J3	11210.762	TEMPLETON JAPAN FDA	TJPAY	4.46	$50,000	1/7/03
3/18/03	H	ERS-95347	CREDIT LYONNAIS	DA	54913.295	FKLN AGE HIG ICM CLA	AGEFX	1.73	$95,000	12/2/02
3/19/03	H	0BB-96899	CREDIT LYONNAIS	DA	53333.333	FKLN AGE HIG ICM CLA	AGEFX	1.80	$96,000	1/6/03
3/19/03	H	ERS-95347	CREDIT LYONNAIS	DA	56395.349	FKLN AGE HIG ICM CLA	AGEFX	1.72	$97,000	12/2/02
3/19/03	H	ERS-95352	CREDIT LYONNAIS	DA	55232.558	FKLN AGE HIG ICM CLA	AGEFX	1.72	$95,000	1/6/03
3/26/03	G	0BB-96901	GLOBAL ANALYTICAL	J3	25811.209	TEMP HIGH YLD FDA	TSGAY	6.78	$175,000	1/7/03
3/26/03	H	0BB-96899	CREDIT LYONNAIS	DA	55747.126	FKLN AGE HIG ICM CLA	AGEFX	1.74	$97,000	1/6/03
3/26/03	H	ERS-95352	CREDIT LYONNAIS	DA	57471.264	FKLN AGE HIG ICM CLA	AGEFX	1.74	$100,000	1/6/03
3/27/03	J	041-83263	TUSCANY CAPITAL, LLC	DA	63131.313	FRANKLIN INCOME A	FKINX	1.98	$125,000	4/4/02
3/27/03	J	0BB-23580	ENTERPRISE CAPITAL, LLC	DA	63128.662	FRANKLIN INCOME A	FKINX	1.98	$124,995	12/5/02
3/28/03	J	041-83263	TUSCANY CAPITAL, LLC	DA	62814.07	FRANKLIN INCOME A	FKINX	1.99	$125,000	4/4/02
3/28/03	J	0BB-23580	ENTERPRISE CAPITAL, LLC	DA	62811.432	FRANKLIN INCOME A	FKINX	1.99	$124,995	12/5/02
3/28/03	J	0BB-23581	SCORPIO CAPITAL, LLC	23	62811.432	FRANKLIN INCOME A	FKINX	1.99	$124,995	12/5/02
4/1/03	H	0BB-96883	ATLANTIS 401-1 LIMITED	DA	30886.85	FKLN TEMPL US GOV A	TUSGY	9.81	$303,000	12/5/02
4/3/03	H	0BB-96899	CREDIT LYONNAIS	DA	110169.492	FKLN AGE HIG ICM CLA	AGEFX	1.77	$195,000	1/6/03
4/3/03	H	ERS-95352	CREDIT LYONNAIS	DA	110169.492	FKLN AGE HIG ICM CLA	AGEFX	1.77	$195,000	1/6/03
4/4/03	H	0BB-96870	CREDIT LYONNAIS	DA	56497.175	FKLN AGE HIG ICM CLA	AGEFX	1.77	$100,000	9/24/02
4/4/03	H	ERS-95347	CREDIT LYONNAIS	DA	42372.881	FKLN AGE HIG ICM CLA	AGEFX	1.77	$75,000	12/2/02
4/8/03	H	0BB-96899	CREDIT LYONNAIS	DA	84745.763	FKLN AGE HIG ICM CLA	AGEFX	1.77	$150,000	1/6/03
4/16/03	G	0BB-96900	GLOBAL CAPITAL	J1	10994.264	FKLN TF HIG YLD TF C	FHYIX	10.46	$115,000	1/7/03

EXHIBIT A

ALL PURCHASES (by Fund Company)

Date	Client	Account #	Account Name	FA#	Shares	Fund	Symbol	Price	Cost	Opened
4/16/03	H	0BB-96870	CREDIT LYONNAIS	DA	111731.844	FKLN AGE HIG ICM CLA	AGEFX	1.79	$200,000	9/24/02
4/17/03	H	0BB-96883	ATLANTIS 401-1 LIMITED	DA	43290.043	TEMP HIGH YLD FDA	TSGAY	6.93	$300,000	12/5/02
4/17/03	H	ERS-95347	CREDIT LYONNAIS	DA	111111.111	FKLN AGE HIG ICM CLA	AGEFX	1.80	$200,000	12/2/02
4/30/03	G	0BB-96696	CAPITAL INVESTORS	49	45502.646	FKLN AGE HIG CL C	FRAIX	1.89	$86,000	9/21/00
5/2/03	H	0BB-96870	CREDIT LYONNAIS	DA	107526.882	FKLN AGE HIG ICM CLA	AGEFX	1.86	$200,000	9/24/02
5/5/03	G	0BB-96901	GLOBAL ANALYTICAL	J3	15804.598	FRANKLN C USG FD C	FRUGX	6.96	$110,000	1/7/03
5/5/03	H	ERS-95347	CREDIT LYONNAIS	DA	67204.301	FKLN AGE HIG ICM CLA	AGEFX	1.86	$125,000	12/2/02
5/12/03	G	0BB-96696	CAPITAL INVESTORS	49	12071.006	TEMPLETN FDS FGN C	TEFTX	8.45	$102,000	9/21/00
5/12/03	G	0BB-96900	GLOBAL CAPITAL	J1	13017.751	TEMPLETN FDS FGN C	TEFTX	8.45	$110,000	1/7/03
5/12/03	G	0BB-96901	GLOBAL ANALYTICAL	J3	10295.858	TEMPLETN FDS FGN C	TEFTX	8.45	$87,000	1/7/03
5/15/03	G	0BB-96696	CAPITAL INVESTORS	49	7136.061	TEMPLETN DEV MKT C	TDMTX	10.51	$75,000	9/21/00
5/19/03	H	0BB-96934	CREDIT LYONNAIS	DA	20576.132	FKLN TEMPL US GOV A	TUSGY	9.72	$200,000	5/7/03
5/20/03	G	0BB-96696	CAPITAL INVESTORS	49	11477.762	FRANKLN C USG FD C	FRUGX	6.97	$80,000	9/21/00
5/21/03	H	ERS-95357	CREDIT LYONNAIS	DA	25746.653	FKLN TEMPL US GOV A	TUSGY	9.71	$250,000	5/7/03
5/21/03	J	ERS-05761	VIRGO CAPITAL, LLC	DA	352110.211	FRANKLIN INCOME A	FKINX	2.13	$749,995	12/5/02
5/30/03	H	041-96628	ATLANTIS 401-2 LTD	23	12765.957	FRANKLN ALA TFI FDA	FRALX	11.75	$150,000	12/5/02
6/3/03	H	ERS-95347	CREDIT LYONNAIS	DA	132446.809	FKLN AGE HIG ICM CLA	AGEFX	1.88	$249,000	12/2/02
6/4/03	C	041-96607	BUCKHANNON INC	AD	22563.177	TEMPLETON DEV MKTS A	TEDMX	11.08	$250,000	5/11/00
6/4/03	C	041-96608	HAVERS INC	AF	22382.671	TEMPLETON DEV MKTS A	TEDMX	11.08	$248,000	5/11/00
6/4/03	C	0BB-96658	CIBC CAYMAN XP-2	MD	22563.177	TEMPLETON DEV MKTS A	TEDMX	11.08	$250,000	6/7/00
6/4/03	C	0BB-96713	CIBC CAYMAN XP-4	MD	22743.682	TEMPLETON DEV MKTS A	TEDMX	11.08	$252,000	12/6/00
6/4/03	H	ERS-95343	CIBC CAYMAN CP-14	B6	132275.132	FKLN AGE HIG ICM CLA	AGEFX	1.89	$250,000	11/27/02
6/4/03	P	0BB-96919	PENTAGON MANAGEMENT 14	DA	20366.599	FKLN TEMPL US GOV A	TUSGY	9.82	$200,000	2/27/03
6/5/03	C	041-96607	BUCKHANNON INC	AD	22232.143	TEMPLETON DEV MKTS A	TEDMX	11.20	$249,000	5/11/00
6/5/03	C	041-96608	HAVERS INC	AF	22410.714	TEMPLETON DEV MKTS A	TEDMX	11.20	$251,000	5/11/00
6/5/03	C	0BB-96713	CIBC CAYMAN XP-4	MD	22142.857	TEMPLETON DEV MKTS A	TEDMX	11.20	$248,000	12/6/00
6/5/03	H	0BB-96870	CREDIT LYONNAIS	DA	132275.132	FKLN AGE HIG ICM CLA	AGEFX	1.89	$250,000	9/24/02
6/9/03	G	0BB-96900	GLOBAL CAPITAL	J1	10273.973	FKN TEMP US GOV C	TUGAY	10.22	$105,000	1/7/03
6/9/03	H	041-96589	MANDRAKE 401 LIMITED 2	DA	24437.928	FKLN CAL HI Y MFD A	FCAMX	10.23	$250,000	3/15/01
6/9/03	H	041-96628	ATLANTIS 401-2 LTD	23	21222.411	FRANKLN ALA TFI FDA	FRALX	11.78	$250,000	12/5/02
6/10/03	C	041-96607	BUCKHANNON INC	AD	22261.799	TEMPLETON DEV MKTS A	TEDMX	11.23	$250,000	5/11/00
6/10/03	C	041-96608	HAVERS INC	AF	22261.799	TEMPLETON DEV MKTS A	TEDMX	11.23	$250,000	5/11/00
6/10/03	C	0BB-96713	CIBC CAYMAN XP-4	MD	22172.752	TEMPLETON DEV MKTS A	TEDMX	11.23	$249,000	12/6/00
6/10/03	H	0BB-96870	CREDIT LYONNAIS	DA	104712.042	FKLN AGE HIG ICM CLA	AGEFX	1.91	$200,000	9/24/02
6/11/03	C	0BB-96713	CIBC CAYMAN XP-4	MD	22330.961	TEMPLETON DEV MKTS A	TEDMX	11.24	$251,000	12/6/00
6/12/03	J	ERS-95339	CORNELL INTERNATIONAL, LTD.	DA	29027.576	FKLN CU FD USG SEC A	FKUSX	6.89	$200,000	4/26/02

EXHIBIT A

ALL PURCHASES (by Fund Company)

Date	Client	Account #	Account Name	FA#	Shares	Fund	Symbol	Price	Cost	Opened
6/26/03	R	041-96612	CANADIAN IMPERIAL R-1	M5	29246.344	TEMPLETON FOREIGN A	TEMFX	8.89	$260,000	9/7/01
6/30/03	H	ERS-95343	CIBC CAYMAN CP-14	B6	64766.839	FKLN AGE HIG ICM CLA	AGEFX	1.93	$125,000	11/27/02
7/1/03	J	041-83403	NAUTICAL CAPITAL, LLC	23	28216.408	TEMPLETON GROWTH A	TEPLX	17.72	$499,995	12/11/02
7/1/03	J	ERS-05762	PYRAMID CAPITAL, LLC	DA	28216.408	TEMPLETON GROWTH A	TEPLX	17.72	$499,995	12/5/02
7/1/03	R	0BB-96811	CLEAR BROOK INC. II	23	56306.306	TEMPLETON FOREIGN A	TEMFX	8.88	$500,000	9/28/01
7/11/03	P	0BB-96920	PENTAGON PERFORMANCE 15	DA	25510.204	FKLN TEMPL US GOV A	TUSGY	9.80	$250,000	2/27/03
7/15/03	H	ERS-95347	CREDIT LYONNAIS	DA	102564.103	FKLN AGE HIG ICM CLA	AGEFX	1.95	$200,000	12/2/02
8/8/03	H	041-96609	CIBC CAYMAN CP-11	MD	85178.876	FRANKLN FED T/FR IFA	FKTIX	11.74	$1,000,000	8/17/01
8/11/03	H	ERS-95343	CIBC CAYMAN CP-14	B6	21349.274	FRANKLN FED T/FR IFA	FKTIX	11.71	$250,000	11/27/02
8/12/03	J	041-83266	SEQUENTIAL CAPITAL, LLC	FD	55126.502	TEMPLETON GROWTH A	TEPLX	18.14	$999,995	4/4/02
8/12/03	J	ERS-05770	TAURUS CAPITAL, LLC	DA	55126.502	TEMPLETON GROWTH A	TEPLX	18.14	$999,995	6/16/03
8/26/03	P	0BB-19960	PENTAGON MGMT. PARTNERS	FD	21208.908	FKLN TEMPL US GOV A	TUSGY	9.43	$200,000	3/13/00
8/28/03	G	0BB-96760	STRATEGIC INVESTORS	49	22656.887	TEMPLETON DEV MKTS A	TEDMX	12.27	$278,000	3/7/01
9/2/03	J	0BB-23581	SCORPIO CAPITAL, LLC	DA	11527.869	TEMPLETON GROWTH A	TEPLX	18.65	$214,995	12/5/02
9/2/03	J	ERS-05758	RALEIGH CAPITAL, LLC	DA	12064.062	TEMPLETON GROWTH A	TEPLX	18.65	$224,995	4/4/02
									$87,333,379	
Gabelli										
2/18/03	H	0BB-96640	CIBC CAYMAN CP-2	B6	7747.036	GABELLI EQ INCOME FD	GABEX	12.65	$98,000	4/14/00
7/24/03	H	0BB-23942	GALAHAD SECURITIES LLC	15	14464.296	GABELLI WW BAL FSCL	WEBCX	10.37	$149,995	5/2/03
8/7/03	H	0BB-96749	CIBC CAYMAN CP-8	MD	7414.731	GABELLI SML CAP G/FD	GABSX	20.23	$150,000	2/1/01
8/12/03	G	0BB-96825	FOREIGN EQUITY	J1	5850.234	GABELLI INTL GR FDC	GICCY	12.82	$75,000	12/24/01
8/15/03	G	041-96620	GACF N.V	41	4537.205	GABELLI WW INTR BFC	WIBCY	11.02	$50,000	6/10/02
8/15/03	G	041-96620	GACF N.V	41	3458.878	GABELLI INTL GR FDC	GICCY	13.01	$45,000	6/10/02
8/18/03	G	0BB-96900	GLOBAL CAPITAL	J1	6553.585	GABELLI INTL GR FDC	GICCY	12.97	$85,000	1/7/03
									$652,995	
General Electric										
5/8/02	P	ERS-95313	P 7	15	16098.335	GE INTL EQ FD CLA	GEICX	12.61	$203,000	8/29/01
5/8/02	P	ERS-95325	PMP 401 (9)	15	16058.684	GE INTL EQ FD CLA	GEICX	12.61	$202,500	12/27/01
5/23/02	H	ERS-95308	AQUILLA 401 LIMITED 1	15	6696.429	GE STR INVT FD CLA	GESIX	22.40	$150,000	4/25/01
5/29/02	P	0BB-96758	PENTAGON MGMT. PARTNERS	15	8996.851	GE STR INVT FD CLA	GESIX	22.23	$200,000	2/28/01
8/8/02	C	ERS-95333	OXBO INC. II	50	11494.253	GE GOVT SECS FD A	ITGAX	8.70	$100,000	4/3/02
11/1/02	J	0BB-22931	LEGION CAPITAL, LLC	50	22675.142	GE GOVT SECS FD A	ITGAX	8.82	$199,995	4/4/02

EXHIBIT 8

EXHIBIT B

COMPANY-BY-COMPANY ANALYSIS

Franklin Templeton

1. The defendant brokers used multiple accounts and FA numbers to purchase $87,333,378 of Franklin Templeton fund shares for their clients:

Client	Amount	Accounts	FA #s	
Druffner Group				
Chronos	$6,138,000	13	8	14, 15, 50, AD, AF, B6, MD, M5
Headstart	$31,107,000	67	13	14, 15, 23, 50, 78, AD, AF, B6, DA, DF, FD, MD, M5
Jemmco	$7,364,926	18	8	15, 23, 50, 78, AD, AF, DA, FD
Pentagon	$8,648,000	28	6	15, 78, AF, DA, DF, FD
Ritchie	$7,515,000	10	6	14, 23, AD, B6, DF, M5
	$60,772,926			
Peffer Group				
Global	$26,560,452	15	5	41, 49, 86, J1, J3
	$26,560,452			

Exhibit A identifies the date, dollar amount, fund, account, and FA number for each purchase.

2. The defendant brokers used multiple accounts and FA numbers to buy large amounts of Franklin Templeton fund shares for the same client within a short period of time. Examples include:

•Between 2/5/01 and 2/26/01, Headstart bought $3,025,000 using ten accounts and three FA numbers. Three of the accounts were opened on or after 1/24/01.

•Between 3/14/01 and 3/19/01, Headstart bought $600,000 of the Strategic Income fund using three accounts, all of which were opened on or after 3/14/01.

•Between 4/4/01 and 4/27/01, Headstart bought $1,550,000 using six accounts and two FA numbers. Five of the accounts were opened on or after 3/28/01.

•Between 2/28/02 and 3/20/02, Pentagon bought $1,023,000 using six accounts and two FA numbers.

2/13/02	Global	$1,334,000	2 accounts	
4/18/02	Pentagon	$350,000	2 accounts	
5/8/02	Headstart	$520,000	2 accounts	
5/21/02	Headstart	$400,000	2 accounts	2 FA #s
5/22/02	Global	$245,000	2 accounts	
6/10/02	Headstart	$300,000	2 accounts	2 FA #s
7/16/02	Jemmco	$399,995	2 accounts	2 FA #s
7/18/02	Headstart	$400,000	2 accounts	2 FA #s
8/15/02	Headstart	$750,000	2 accounts	2 FA #s
8/30/02	Pentagon	$300,000	2 accounts	
4/17/03	Headstart	$500,000	2 accounts	
7/1/03	Jemmco	$999,990	2 accounts	2 FA #s
8/12/03	Jemmco	$1,999,990	2 accounts	2 FA #s
9/2/03	Jemmco	$439,990	2 accounts	
6/9/03	Headstart	$500,000	2 accounts	2 FA #s

5. The defendant brokers exchanged Franklin Templeton fund shares held in several of their clients' accounts on the same day. Examples include:

•On 1/25/01, Headstart exchanged $3,604,800 in eight accounts from three equity funds to the money market fund.

•On 3/28/01, Chronos exchanged $1,766,991 in four accounts from four equity funds to the money market fund.

•On 1/15/02, Global exchanged $5,345,876 in seven accounts from two bond funds to the Emerging Markets and Asian funds.

•On 5/13/02, Pentagon exchanged $1,664,883 in nine accounts from the U.S. Government Bond and money market funds to four international funds.

•On 4/2/03, Summa exchanged $362,044 in three accounts from the U.S. Government Bond fund to the Asian and Korea funds.

•On 7/18/03, Jemmco exchanged $1,716,810 in five accounts from the money market fund to the Growth fund.

•On 7/18/03, Ritchie exchanged $2,768,013 in three accounts from the money market fund to the Foreign fund.

6. Franklin Templeton monitored trading activity in its funds for market timing. During the relevant period, Franklin Templeton sent at least fifty letters and emails to PSI

indicating that it was restricting further trading in its funds by the defendant brokers and their clients. In most instances, Franklin Templeton identified certain accounts as engaged in market timing and imposed a 2% redemption fee if the account owner redeemed or exchanged fund shares within ninety days of purchase. The restrictions affected at least 41 Headstart accounts, seventeen Pentagon accounts, fifteen Global accounts, eight Jemmco accounts, seven Chronos accounts, and four Ritchie accounts. In addition, Franklin Templeton blocked certain brokers, whom it identified by name and/or FA number, from making further purchases or exchanges in its funds. The blocks affected six Druffner Group FA numbers and three Peffer Group FA numbers. PSI imposed its own internal blocks on many of the accounts and FA numbers that had been blocked by Franklin Templeton. **Exhibit C** identifies the date of each letter or email from Franklin Templeton, the date of each internal block by PSI, and the specific accounts and FA numbers affected.

7. The defendant brokers used multiple accounts and FA numbers to evade the blocks on their trading in Franklin Templeton funds. Examples include:

•Between 12/10/01 and 12/27/01, PSI blocked six Headstart accounts from Franklin Templeton funds. On 1/2/02 and 1/4/02, Headstart bought $624,000 using two other accounts and two other FA numbers.

•On 2/4/02, PSI blocked one Pentagon account from Franklin Templeton funds. On 2/19/02, Pentagon bought $140,000 using another account.

•On 3/5/02, PSI blocked three Peffer Group FA numbers (41, 49, J3) from Franklin Templeton international funds. On 3/11/02, Global bought $225,000 of the Emerging Markets fund using another FA number (86).

•On 3/7/02, PSI blocked one Headstart account from Franklin Templeton funds. On 3/19/02, Headstart bought $275,000 using two other accounts.

•On 4/19/02, PSI blocked one Chronos account and one Headstart account from Franklin Templeton funds. On 4/23/02 and 4/26/02, Headstart bought $640,000 using two other

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL 1586
IN RE ALLIANCE, FRANKLIN/TEMPLETON, BANK OF AMERICA/NATIONS FUNDS, and PILGRIM BAXTER	Case No. 04-md-15862 (Judge Davis)
[Franklin Templeton Track]	

LEAD PLAINTIFF'S APPENDIX OF UNREPORTED OPINIONS AND AUTHORITY IN OPPOSITION TO THE MOTIONS TO DISMISS THE CONSOLIDATED AMENDED CLASS ACTION COMPLAINT BY THE FRANKLIN-TEMPLETON DEFENDANTS, THE CALUGAR DEFENDANTS, WILLIAM N. POST II, HEADSTART ADVISERS LTD., AND RITCHIE CAPITAL MANAGEMENT, LLC

Attached hereto as Exhibits 1 through 4 are true and correct copies of the following unreported decisions for the Court's consideration in connection with the motions reflected on the cover page:

Case	**Exhibit**
Hardwire LLC v. The Goodyear Tire & Rubber Co., No. RDB 04-2524, 2005 U.S. Dist. LEXIS 4212, (D. Md. Mar. 18, 2005).	1
Martin v. Holiday Universal, Inc., No. JH-90-1188, 1990 U.S. Dist. LEXIS 18102 (D. Md. Oct. 3, 1990)	2
Mishkin v. Ageloff, 97 Civ. 2690 (LAP), 1998 U.S. Dist. LEXIS 14890 (S.D.N.Y. Sept. 23, 1998).	3
Primavera Familienstiftung v. Askin, 95 Civ. 8905 (RWS), 1996 U.S. Dist. LEXIS 12683 (S.D.N.Y. Aug. 30, 1996)	4

Dated: May 2, 2005

Respectfully submitted,

WOLF POPPER LLP
Marian P. Rosner
Chet B. Waldman
Andrew E. Lencyk
Renee L. Karalian
Wolf Popper LLP
845 Third Avenue
New York, NY 10022
Tel.: (212) 759-4600
Fax: (212) 486-2093

Attorneys for Lead Plaintiff, the Deferred Compensation Plan for Employees of Nassau County

TYDINGS & ROSENBERG LLP
William C. Sammons, Fed Bar No. 02366
John B. Isbister, Fed Bar No. 00639

100 East Pratt Street, 26th Floor
Baltimore, MD 21202
Tel: (410) 752-9700
Fax: (410) 727-5460

Liaison Counsel

Paul J. Napoli
Joy R. Simon
Napoli, Kaiser & Bern, LLP
115 Broadway
New York, NY 10006
Tel.: (212) 267-3700

David Boies III
Kenneth G. Walsh
Straus & Boies, LLP
2 Depot Plaza, 2d Floor
Bedford Hills, NY 10507
Tel.: (914) 244-3200

Of Counsel

EXHIBIT 1

LEXSEE 2005 U.S. DIST. LEXIS 4212

HARDWIRE LLC, Plaintiff, v. THE GOODYEAR TIRE & RUBBER COMPANY, Defendant.

Civil Case No. RDB 04-2524

UNITED STATES DISTRICT COURT FOR THE DISTRICT OF MARYLAND, NORTHERN DIVISION

2005 U.S. Dist. LEXIS 4212

March 18, 2005, Decided

DISPOSITION: Defendant's Motion to Dismiss stayed in part and denied in part. Question certified to Maryland Court of Appeals.

CASE SUMMARY:

PROCEDURAL POSTURE: Plaintiff limited liability company (LLC) sued defendant tire company and alleged anticipatory breach of contract and requested specific performance. The company removed the case to federal court. In its first amended complaint, the LLC alleged breach of contract, fraud, negligent misrepresentation, and tortious interference with economic advantage. The company moved to dismiss all counts in the complaint.

OVERVIEW: The company claimed that the LLC's complaint should have been dismissed in its entirety because there was no valid, enforceable agreement between the parties. As it was unclear what choice of law rule the court should have applied, the court stayed the motion to dismiss as to the fraud and negligent misrepresentation claims and certified the following questions to the Maryland Court of Appeals, pursuant to *Md. Code Ann., Cts. & Jud. Proc. § 12-603*: (1) What jurisdiction's substantive law governed in the case of fraud where the wrongful act and the plaintiff's injury occurred in two different jurisdictions? and (2) What jurisdiction's substantive law governed in the case of negligent misrepresentation where the wrongful act and the plaintiff's injury occurred in two different jurisdictions? The company's motion to dismiss was denied as to the claims for anticipatory breach of contract, breach of contract, declaratory judgment, and specific performance because the terms of the agreement were ambiguous and did not clearly indicate the parties' obligations. An ambiguous contract provision was a factual determination that precluded dismissal on a motion for failure to state a claim.

OUTCOME: The company's motion to dismiss was stayed as to fraud, negligent misrepresentation, and tortious interference with economic advantage claims, and was denied as to the claims for anticipatory breach of contract, breach of contract, declaratory judgment, and specific performance.

LexisNexis(R) Headnotes

Civil Procedure > Pleading & Practice > Defenses, Objections & Demurrers > Failure to State a Cause of Action
Civil Procedure > Pleading & Practice > Pleadings > Interpretation
[HN1] A *Fed. R. Civ. P. 12(b)(6)* motion to dismiss should be granted only if, after accepting the plaintiff's well-pleaded allegations as true, it appears certain that the plaintiff can prove no set of facts in support of his claim entitling him to relief. Furthermore, the Federal Rules of Civil Procedure do not require a claimant to set out in detail the facts upon which he bases his claim. Rather, *Fed. R. Civ. P. 8(a)(2)* requires only a short and plain statement of the claim showing that the pleader is entitled to relief.

Civil Procedure > Pleading & Practice > Defenses, Objections & Demurrers > Failure to State a Cause of Action

[HN2] On a motion to dismiss under *Fed. R. Civ. P. 12(b)(6)*, in reviewing the complaint, the court accepts all well-pled allegations of the complaint as true and construes the facts and reasonable inferences derived therefrom in the light most favorable to the plaintiff. The court must disregard the contrary allegations of the opposing party. However, the court need not accept unsupported legal conclusions, legal conclusions couched as factual allegations, or conclusory factual allegations devoid of any reference to actual events.

Civil Procedure > State & Federal Interrelationships > Choice of Law

[HN3] In diversity actions, the choice of law rules of the state in which the district court sits determine the applicable substantive law. When deciding contract claims, Maryland courts apply the following choice of law standard: the law of the state chosen by the parties to govern their contractual rights will be applied, unless either: (a) the chosen state has no substantial relationship to the parties or transaction and there is no reasonable basis for the parties choice; or (b) application of the law of the chosen state would be contrary to a fundamental policy of a state which has a materially greater interest than the chosen state in the determination of the particular issue and which would be the state of the applicable law in the absence of an effective choice of law by the parties.

Torts > Procedure > Conflicts of Laws

[HN4] Maryland adheres to the lex loci delicti rule. Under that rule, when an accident occurs in another state substantive rights of the parties, even though they are domiciled in Maryland, are to be determined by the law of the state in which the alleged tort took place. Maryland courts have not addressed the issue of where the "wrong" occurs in cases of fraud, or negligent misrepresentation, when the alleged wrongful act and the alleged loss occur in separate jurisdictions.

Civil Procedure > Pleading & Practice > Defenses, Objections & Demurrers > Failure to State a Cause of Action

Contracts Law > Contract Interpretation > Ambiguities & Contra Proferentem

[HN5] In reviewing a complaint for a motion to dismiss, courts bear in mind that a complaint should not be dismissed for failure to state a claim unless it appears beyond doubt that the plaintiff can prove no set of facts in support of his claim which would entitle him to relief. The construction of ambiguous contract provisions is a factual determination that precludes dismissal on a motion for failure to state a claim. A contract is ambiguous if susceptible of two reasonable interpretations.

COUNSEL: [*1] For Hardwire LLC, Plaintiff: Charles O Monk, II, Edward Joseph Baines, Dan Friedman, Saul Ewing LLP, Baltimore, MD.

For Goodyear Tire & Rubber Co., The Goodyear Tire & Rubber Company, Defendants: Howard A Wolf Rodda, Kenneth Bernard Weckstein, Sr, Epstein Becker and Green PC, Washington, DC.

JUDGES: Richard D. Bennett, United States District Judge.

OPINIONBY: Bennett

OPINION:

MEMORANDUM OPINION

Pending before the Court is a Motion to Dismiss Plaintiffs First Amended Complaint, pursuant to *Rule 12(b)(6) of the Federal Rules of Civil Procedure*, filed by The Goodyear Tire & Rubber Company ("Goodyear" or "Defendant"). The initial Complaint filed by Hardwire LLC ("Hardwire" or "Plaintiff") in the Circuit Court for Worcester County, Maryland, alleged anticipatory breach of contract, requested a declaratory judgment regarding the contract, and specific performance on the contract. Goodyear removed this case based on diversity of citizenship to this Court and, on August 4, 2004, moved to dismiss the case. Hardwire did not respond to the August 4, 2004 Motion to Dismiss, and instead, filed a First Amended Complaint. In addition to the Counts alleged [*2] in the initial Complaint, the First Amended Complaint alleges (1) breach of contract, (2) fraud, (3) negligent misrepresentation, and (4) tortious interference with economic advantage.

This Court denied Goodyear's initial Motion to Dismiss the initial Complaint without prejudice. Goodyear now moves to dismiss all Counts of Hardwire's First Amended Complaint. Hardwire, with Goodyear's consent, moved the court for leave to file a Second Amended Complaint pursuant to *Fed. R. Civ. P. 15(a)* and Local Rule 103.6(b) (D. Md. 2004). On October 7, 2004, this Court granted Hardwire's Motion for Leave to Amend and ordered that Goodyear's Motion to Dismiss and Hardwire's Opposition to the Motion to Dismiss, applied to the Second Amended Complaint. Additionally, this Court ordered that Goodyear had the right to file a reply memorandum in response to Hardwire's Opposition to the Motion to Dismiss. The Second Amended Complaint ("the Complaint") deleted paragraph 20 of the First Amended Complaint, which asserted that there was no integration clause in an agreement between the parties that is the subject of this litigation. There were no other changes to the Complaint setting forth the Plaintiff's [*3] cause of action.

This Court has jurisdiction pursuant to *28 U.S.C. § 1332* and *28 U.S.C. § 1441*. The issues have been fully briefed by counsel for the parties and no hearing is necessary on this motion. *See* Local Rule 105.6 (D. Md. 2004). For the reasons set forth below, Goodyear's Motion to Dismiss is STAYED as to Counts I-III and DENIED as to the remaining Counts IV-VII.

BACKGROUND

Hardwire, formerly known as Tunis Works, is a small, closely held, Delaware limited liability corporation with its principal place of business in Pocomoke City, Maryland. Hardwire founder and current President, George Tunis, III, invented the Hardwire product, a light-weight reinforcing material with the strength of steel and the malleability of plastic. The two principal ingredients to the Hardwire product are a steel tire cord, and various resinous materials.

The Defendant, Goodyear, is an Ohio corporation engaged in the sale of tire and rubber products. Goodyear manufactures a steel tire cord such as that used in the Hardwire product. In or around early 2000, Goodyear began searching for opportunities in which it could market its tire cord. [*4] At the same time, Hardwire was searching for a consistent supply of tire cord to continue to develop the company.

Hardwire, then known as Tunis Works, negotiated an agreement with Goodyear for a supply of tire cord on or about May 13, 2002. The agreement consisted of a "Purchase Order Agreement" (the "Purchase Order") and a "Purchase Order, Exclusive Sales and Representation Agreement" (the "Agreement"). Section 1A of the Agreement appointed Hardwire as Goodyear's" exclusive, independent sales representative" for tire cord and products containing tire cord. Section 1A also obliged Hardwire to "aggressively promote the sale of Tire Cord manufactured by Goodyear," to "call upon customers . . . [to] inform them . . . of the potential applications for the product," and to "solicit and obtain short-and long-term contracts with customers to supply and sell the Products." Section 1B of the Agreement appointed Goodyear Hardwire's "exclusive supplier" of tire cord, thus obligating Hardwire to purchase all of its tire cord requirements from Goodyear. The price of the tire cord for the first year of the Agreement was set in an attached schedule. The Agreement specified that revised pricing [*5] may be negotiated not more than once annually to become effective on the next anniversary of the Agreement. Paragraph 4 of the Agreement provided that all Hardwire's orders shall be submitted to Goodyear for acceptance or rejection and that no order would be binding unless accepted by Goodyear in writing. In addition, paragraph 4 provided that upon Goodyear's rejection, Hardwire is free to fill the order through another supplier.

The Agreement set a term of twenty years, set to expire on December 31, 2022. n1 The parties functioned well under the Agreement for approximately three years. However, on April 19, 2004, Hardwire received a letter from Goodyear in which Goodyear purported to immediately terminate its contract with Hardwire, because, according to Goodyear, Hardwire's alleged violations of Goodyear's trademarks were incurable breaches of their contract. The letter offered to renegotiate the Agreement under a different pricing and term scheme. In response to this letter, Hardwire filed its initial Complaint, seeking to enforce the parties' Agreement. In this initial Complaint, Hardwire sought (1) relief for anticipatory breach of contract, (2) a declaratory judgment regarding [*6] the contract and (3) specific performance on the contract. On August 4, 2004, Goodyear filed a motion to dismiss Hardwire's Complaint for failure to state a claim upon which relief can be granted, pursuant to *Federal Rule of Civil Procedure 12(b)(6)*. In response, Hardwire filed a First Amended Complaint on August 23, 2004. The Court denied Goodyear's Motion to Dismiss Hardwire's initial Complaint without prejudice by letter of August 7, 2004.

n1 Termination of the Agreement could occur earlier in the event of four specified situations. However, neither party alleges that any of these four specified situations are at issue in the present action.

Hardwire's First Amended Complaint sought (1) relief for fraud, (2) negligent misrepresentation, (3) tortious interference with economic advantage, (4) anticipatory breach of contract, (5) breach of contract, (6) a declaratory judgment regarding the contract, and (7) specific performance on the contract. Hardwire based its fraud [*7] and negligent misrepresentation claims on its assertion that during the contract negotiations, Goodyear Akron executives "represented to Tunis that Goodyear would continue to supply Hardwire with Tire Cord as long as it was available, for a period of not less than twenty years." Hardwire argues this false representation was made to induce Hardwire to enter into an exclusive supply agreement.

In the First Amended Complaint, Hardwire argued that the Agreement lacked an integration clause. On September 7, 2004, Goodyear filed a Motion to Dismiss Hardwire's First Amended Complaint for failure to state a claim upon which relief can be granted, pursuant to *Federal Rule of Civil Procedure 12(b)(6)*. In its Motion to Dismiss, Goodyear argued that the Agreement contained an integration clause. Hardwire then agreed that the Agreement contained the integration clause and requested Goodyear's consent to file a Second Amended Complaint.

As mentioned above, upon receipt of Goodyear's consent, Hardwire moved the Court for leave to file a Second Amended Complaint (hereinafter "the Complaint") pursuant to *Fed. R. Civ. P. 15(a)* and Local Rule 103.6(b). On October 7, 2004, this [*8] Court granted Hardwire's Motion for Leave to Amend and ordered that Goodyear's Motion to Dismiss and Hardwire's Opposition to the Motion to Dismiss, applied to the Second Amended Complaint. The Court further ordered that Goodyear had the right to file a reply memorandum in response to Hardwire's opposition to the Motion to Dismiss. The Second Amended Complaint deleted paragraph 20 of the First Amended Complaint, which asserted that there was no integration clause.

STANDARD OF REVIEW

[HN1] A *Rule 12(b)(6)* motion to dismiss should be granted only if, after accepting the plaintiff's well-pleaded allegations as true, it appears certain that the plaintiff can prove no set of facts in support of his claim entitling him to relief. *Marketing Products Management, LLC v. Healthandbeautydirect.com, Inc., 333 F. Supp. 2d 418, 420 (D. Md. 2004)*; (quoting *Edwards v. City of Goldsboro, 178 F.3d 231, 244 (4th Cir. 1999))*. Furthermore, the "Federal Rules of Civil Procedure do not require a claimant to set out in detail the facts upon which he bases his claim." *Conley v. Gibson, 355 U.S. 41, 47, 2 L. Ed. 2d 80, 78 S. Ct. 99 (1957)*. Rather, *Rule 8(a)(2) of the Federal Rules of Civil* [*9] *Procedure* requires only a "short and plain statement of the claim showing that the pleader is entitled to relief." *Migdal v. Rowe Price-Fleming Int'l, Inc., 248 F.3d 321, 325-26 (4th Cir. 2001)*.

[HN2] In reviewing the complaint, the court accepts all well-pled allegations of the complaint as true and construes the facts and reasonable inferences derived therefrom in the light most favorable to the plaintiff. *Ibarra v. United States, 120 F.3d 472, 473 (4th Cir. 1997)*; *Mylan Labs., Inc. v. Matkari, 7 F.3d 1130, 1134 (4th Cir. 1993)*. The court must disregard the contrary allegations of the opposing party. *A.S. Abell Co. v. Chell, 412 F.2d 712, 715 (4th Cir. 1969)*. However, "the court need not accept unsupported legal conclusions, *Revene v. Charles County Comm'rs, 882 F.2d 870, 873 (4th Cir. 1989)*, legal conclusions couched as factual allegations, *Papasan v. Allain, 478 U.S. 265, 286, 106 S.Ct. 2932, 92 L.Ed.2d 209 (1986)*, or conclusory factual allegations devoid of any reference to actual events, *United Black Firefighters v. Hirst, 604 F.2d 844, 847 (4th Cir. 1979)*." *Sensormatic Sec. Corp. v. Sensormatic Electronics Corp., 329 F. Supp. 2d 574, 578 (D. Md. 2004)*. [*10]

[HN3] In diversity actions, the choice of law rules of the state in which the district court sits determine the applicable substantive law. *Erie R. Co. v. Tompkins, 304 U.S. 64, 82 L. Ed. 1188, 58 S. Ct. 817 (1938)*. When deciding contract claims, Maryland courts apply the choice of law standard in the *Restatement (Second) of Conflict of Laws § 187(2)* (1971).

> The law of the state chosen by the parties to govern their contractual rights will be applied, . . . unless either
>
> (a) the chosen state has no substantial relationship to the parties or transaction and there is no reasonable basis for the parties choice, or
>
> (b) application of the law of the chosen state would be contrary to a fundamental policy of a state which has a materially greater interest than the chosen state in the determination of the particular issue and which . . . would be the state of the applicable law in the absence of an effective choice of law by the parties.

Padco Advisors, Inc. v. Omdahl, 179 F. Supp. 2d 600, 605 (D. Md. 2002). The parties agree that, pursuant to the Agreement's choice of law selection, the Agreement "shall be governed by and construed in accordance with the laws of the State [*11] of Ohio." (Compl., Ex. B, P 15; First Am. Compl., Ex. C and Mot. to Dismiss First Am. Compl., Fn. 10.) Accordingly, this Court applies Ohio law to address Counts IV-VII of the Complaint and to determine the validity and enforcement of this contract. *Padco Advisors, Inc., 179 F. Supp. 2d at 605*.

In addressing Counts I-III of the Complaint, this Court must follow Maryland's choice of law rules when determining which jurisdiction's substantive law to apply in tort actions. *Cremi v. Brown, 955 F. Supp. 499, 522 (D. Md. 1997), aff'd, 132 F.3d 1017 (4th Cir. 1997)*. [HN4] Maryland adheres to the *lex loci delicti* rule. *Id.*; *Philip Morris Inc. v. Angeletti, 358 Md. 689, 744-50, 752 A.2d 200, 230-33 (2000)*; *Hauch v. Connor, 295 Md. 120, 123-25, 453 A.2d 1207, 1209-10 (1983)*; *White v. King, 244 Md. 348, 352, 223 A.2d 763, 765 (1966)*; *see also Farwell v. Un, 902 F.2d 282, 286 (4th Cir. 1990)*. Under this rule, "when an accident occurs in another state substantive rights of the parties, even though they are domiciled in Maryland, are to be determined by the law of the state [*12] in which the alleged tort took place." *White, 244 Md. at 352, 223 A.2d at 765*.

Depending on how this rule is applied to the facts of this case, Ohio, North Carolina, or Maryland law may govern the tort claims. As the parties have recognized, Maryland courts have not addressed the issue of where the "wrong" occurs in cases of fraud, or negligent misrepresentation, when the alleged wrongful act and the alleged loss occur in separate jurisdictions. *Cremi, 955 F. Supp. at 522*; *Philip Morris, Inc., 358 Md. at 750 n.28, 752 A.2d at 233 n.28.*

Hardwire claims that the "wrongful acts" or statements on which it bases its fraud and negligent misrepresentation claims were uttered by Goodyear representatives during contract negotiations both over the phone and in person at its Asheboro, North Carolina plant and at Goodyear's corporate headquarters in Akron, Ohio. (Opp. to Mot. to Dismiss at 14.) Additionally, Hardwire claims Goodyear concealed or omitted material information related to contract negotiations at Goodyear's Akron, Ohio headquarters. *Id.* In regard to its tortious interference with economic advantage claim, Hardwire alleges Goodyear [*13] prevented other supplier(s) from contracting with Hardwire in either North Carolina or Ohio. *Id.* Finally, Hardwire claims it suffered its losses in Pocomoke City, Maryland, where Hardwire has its principal place of business. *Id.*

Thus, based on the facts as alleged in the Complaint, it is unclear, under Maryland law, which jurisdiction's substantive law should be applied to the tort claims in this case, as set forth in Counts I-III. Accordingly, these questions shall be certified to the Court of Appeals of Maryland.

DISCUSSION

Goodyear claims that Hardwire's Complaint should be dismissed in its entirety because there is no valid, enforceable agreement between the parties, and, therefore, Hardwire has no cause of action for anticipatory breach of contract (Count IV), breach of contract (Count V), declaratory judgment (Count VI), or for specific performance (Count VII). (Mot. to Dismiss at 2.) Hardwire alleges that the "Purchase Order" and the "Agreement" support its claim. Goodyear also alleges that the three tort actions set forth in Counts I-III, which allegedly flow from Hardwire's contractual claims, must also be dismissed. Specifically, Goodyear argues that Hardwire's [*14] fraud and negligent misrepresentation claims (Counts I and II) must be dismissed because Hardwire did not allege any facts to support its claims. Furthermore, Goodyear requests that Hardwire's claim for tortious interference with economic advantage (Count III) be dismissed because it has not alleged interference with any relationship that Hardwire has with any third party. To address Goodyear's Motion to Dismiss, the Court will analyze each Count in Hardwire's Complaint in turn.

A. Plaintiff's Fraud and Negligent Misrepresentation Claims

In Count I, Hardwire alleges that Goodyear defrauded it into entering into the Agreement with Goodyear when, during the course of negotiations, "Goodyear Akron executives represented to Tunis that Goodyear would continue to supply Hardwire with Tire Cord as long as it was available, for a period no less than twenty years." (Second Am. Compl. P 16.) Hardwire alleges Goodyear executives made this fraudulent representation absent any intention of supplying Hardwire with the tire cord for a period not less than twenty years. Hardwire argues that Goodyear made this misrepresentation with the intent to induce Hardwire to enter into an exclusive supply [*15] agreement, that Hardwire justifiably relied upon Goodyear's false representations, and as a result Hardwire has been harmed through the loss of long term access to Goodyear tire cord, loss of access to alternative sources of tire cord, loss of business opportunity, and potential damage to reputation. Goodyear argues that this Count should be dismissed because Hardwire has failed to prove evidence of an actionable false representation or reasonable reliance on the representation.

In Count II, Hardwire alleges that Goodyear's Asheboro plant managers and executives negligently or recklessly misrepresented to Hardwire that Goodyear would supply it with tire cord for no less than twenty years. Hardwire alleges Goodyear made these representation to induce Hardwire to enter into a strategic alliance with Goodyear for Goodyear's benefit and that Hardwire relied upon these representations in designing its business strategy and in soliciting potential clients. As a result, Hardwire alleges it suffered loss of long term access to Goodyear tire cord, loss of access to alternative sources of tire cord, loss of business opportunity and potential reputation damage. Goodyear argues in its Motion [*16] to Dismiss that Hardwire has failed to sufficiently plead a cause of action for negligent misrepresentation, because the alleged misrepresentation is a statement regarding present intention to perform a future obligation, which is insufficient to maintain a negligent misrepresentation claim.

Maryland courts have not addressed the issue of where the "wrong" occurs in cases of fraud, or negligent misrepresentation, when the alleged wrongful act and the alleged loss occur in separate jurisdictions. *Cremi, 955 F. Supp. at 522-24*; *Harte-Hanks Direct Marketing/Baltimore, Inc. v. Varilease Technology Finance Group, Inc., 299 F. Supp. 2d 505, 527 n. 27 (D. Md. 2004)* (citing *Philip Morris, Inc., 752 A.2d at 230-*

31, 233 n.28.) In *Harte-Hanks Direct Marketing/Baltimore, Inc. v. Varilease Technology Finance Group, Inc.*, this Court applied the laws of both Maryland and Michigan to the plaintiff's claims because the Court concluded it was unclear where all the requisite fraudulent acts allegedly occurred due to somewhat contradictory allegations in the claim, and because the requirements for fraud in these two jurisdictions were not determinative [*17] on the point in question. *299 F. Supp. 2d 505, 527 n.27.* This is not the first time that this Court has been faced with the uncertainty of the law of Maryland on this particular choice of law question.

Earlier, in *Cremi v. Brown*, this Court noted that, "the Maryland courts have not yet specifically spoken as to the issue of where the wrong' occurs in cases of pecuniary injury resulting from fraud, negligent misrepresentation or commercial negligence, when the alleged wrongful act or omission occurred in one jurisdiction and the loss' by plaintiff in another jurisdiction." *955 F. Supp. at 522.* This Court concluded that because the Maryland courts are silent as to the applicable rule, "this court must apply a rule which it reasonably believes would be adopted by the highest Maryland court were it to rule on the question." *Id.* (quoting *Uppgren v. Exec. Aviation Serv., Inc., 326 F. Supp. 709, 711 (D. Md. 1971)).* In the *Cremi* case, Judge Kaufman of this Court reviewed other multi-state tort contexts and held that it was reasonable to believe that the Maryland Court of Appeals would adhere to *lex loci delicti* in multi-state misrepresentation [*18] cases and that under *lex loci delicti*, the place of the wrong is the place where the alleged misrepresentations or other wrongful acts took place; not the jurisdiction where the loss was felt. *Id. at 522-24.* Accordingly, the court applied Texas law to the plaintiff's claims, as Texas was the jurisdiction where the misrepresentation occurred. *Id. at 524.* The court, however, did highlight any differences between Texas law and the law of the jurisdiction where the loss was felt, Maryland. *Id.*

In 2000, three years after Judge Kaufman's *Cremi v. Brown* opinion, the Maryland Court of Appeals, in *Philip Morris Inc. v. Angeletti*, noted in a footnote that neither the Court of Appeals nor the Court of Special Appeals "has had occasion to discuss the impact of *lex loci delicti* on some of the tort causes of action" and cited Judge Kaufman's *Cremi v. Brown* opinion *358 Md. at 750 n.28, 752 A.2d at 233 n.28.* The Court of Appeals of Maryland did not resolve this issue in *Philip Morris*, however, as it was not squarely before the court.

As it is unclear what choice of law rule this Court should apply in this case, this Court has certified the question [*19] to the Maryland Court of Appeals, pursuant to *Md. Cts. & Jud. Proc. Code Ann. § 12-603.* The questions to be certified are:

1. What jurisdiction's substantive law governs in the case of fraud where the wrongful act and the plaintiff's injury occur in two different jurisdictions?

2. What jurisdiction's substantive law governs in the case of negligent misrepresentation where the wrongful act and the plaintiff's injury occur in two different jurisdictions?

Based on the foregoing, Goodyear's Motion to Dismiss is STAYED, as to Counts I-II, fraud and negligent misrepresentation, pending clarification from the Maryland Court of Appeals.

B. Plaintiff's Tortious Interference with Economic Advantage Claim

In Count III, Hardwire alleges Goodyear, aware that tire wire access was necessary to the survival of Hardwire's business, arranged to purchase 100% of the available capacity of a key tire wire type (3x2 cord) from its approved suppliers and provided notice to Hardwire that it intended to discontinue supplying Hardwire this same wire cord type. In so doing, Hardwire alleges, Goodyear cornered the market for this type of wire cord making it impossible for Hardwire to purchase tire cord [*20] for its own use. As a result of these actions, Hardwire claims it suffered loss of supply, loss of profits, loss of business opportunity, and potential damage to reputation. In its Motion to Dismiss, Goodyear argues that this Count should be dismissed, because Hardwire fails to allege Goodyear interfered with any economic relationship that Hardwire had with anyone.

The Maryland courts also have not addressed the issue of Maryland choice of law rules in a claim for tortious interference with economic advantage where the wrongful act and the plaintiff's injury occur in two different jurisdiction. Maryland labels this cause of action as "tortious interference with economic relationships." Under Ohio law this cause of action is "tortious interference with prospective business," and North Carolina refers to it as "tortious interference with prospective economic advantage." Based on Maryland choice of law rules, it is unclear whether Ohio, North Carolina, or Maryland law should be applied to determine whether Hardwire has sufficiently stated an actionable claim for tortious interference with economic advantage/prospective business/economic relationships. Thus, this Court has certified this [*21] question to the Maryland Court of Appeals, pursuant to Md. Cts. & Jud. Proc. Code Ann. *§ 12-603.* The question to be certified is: What jurisdiction's substantive law governs in the case of tortious interference with economic relationships where the wrongful act and the plaintiff's injury occur in two different jurisdictions? Based on the foregoing, Goodyear's Motion to Dismiss Hardwire's claim of tortious interference with economic advantage is

STAYED pending clarification from the Maryland Court of Appeals.

C. Plaintiff's Contract-Based Claims

Hardwire asserts four contract-based claims arising out of the parties' May 2002 Purchase Order and Agreement, specifically, anticipatory breach of contract (Count IV), breach of contract (Count V), declaratory judgment (Count VI), and specific performance (Count VII). These claims are based on Hardwire's allegation that Goodyear failed to fulfill its obligation, pursuant to the Agreement, to provide tire cord to Hardwire through 2022. Goodyear argues that Hardwire's contract-based claims must fail because the Agreement, as written, does not constitute an enforceable contract. As a result, Goodyear contends that Hardwire has failed to [*22] state contract-based claims upon which relief can be granted because Goodyear has no contractual obligations under the purported Agreement.

[HN5] In reviewing a complaint for a motion to dismiss, courts bear in mind that "a complaint should not be dismissed for failure to state a claim unless it appears beyond doubt that the plaintiff can prove no set of facts in support of his claim which would entitle him to relief." *Conley v. Gibson, 355 U.S. 41, 45-46, 2 L. Ed. 2d 80, 78 S. Ct. 99 (1957)*. "The construction of ambiguous contract provisions is a factual determination that precludes dismissal on a motion for failure to state a claim." *Martin Marietta Corp. v. Int'l Telecomms. Satellite Org., 991 F.2d 94, 97 (4th Cir. 1993)* (citing *Wolman v. Tose, 467 F.2d 29, 34 (4th Cir. 1972))*. A contract is ambiguous if " susceptible of two reasonable interpretations.'" *World-Wide Rights Ltd. P'ship v. Combe Inc., 955 F.2d 242, 245 (4th Cir. 1992)* (quoting *American Fidelity & Cas. Co. v. London & Edinburgh Ins. Co., 354 F.2d 214, 216 (4th Cir. 1965))*.

In this case, the terms of the Agreement are ambiguous and do not clearly indicate the parties' [*23] obligations, if any. For example, paragraph 4 of the Agreement gives Goodyear the right to reject any of Hardwire's orders for tire cord and, upon such rejection, allows Hardwire to purchase tire cord from others. Goodyear asserts that paragraph 4 illustrates that there is no enforceable contract because this provision eliminates any obligation by Goodyear to perform as a result of its ability to reject any Hardwire order. Hardwire argues that the Agreement is enforceable and, when read as a whole, paragraph 4 indicates the parties' intended meaning, which was to provide Goodyear with a "protective provision," enabling it to reject any purchase orders containing terms outside of the Agreement. Hardwire specifically highlights section 1B, which obligates Hardwire to purchase all of its tire cords from Goodyear, and section 1A, which obligates Hardwire to be Goodyear's exclusive sales representative for tire cords, as evidence that the Agreement is an enforceable contract. At a minimum, paragraph 4 of the Agreement is ambiguous and it is unclear what the parties intended.

As noted above, an ambiguous contract provision is a factual determination that precludes dismissal on a motion [*24] for failure to state a claim. *See Martin Marietta Corp., 991 F.2d at 97*. As a result, the Court finds that Goodyear cannot show, at this time, that Hardwire can prove no set of facts in support of its contract-based claims which would entitle it to relief. Based on the foregoing, Goodyear's Motion to Dismiss Hardwire's claims of: anticipatory breach of contract, breach of contract, declaratory judgment, and specific performance of the contract (Counts IV -- VII) is DENIED.

CONCLUSION

For the reasons stated above, Goodyear's Motion to Dismiss is STAYED as to Counts I -- III and DENIED as to Counts IV -- VII. A separate Order consistent with this Memorandum Opinion will follow.

Richard D. Bennett

United States District Judge

Date: March 18, 2005

ORDER

For the reasons stated in the foregoing Memorandum Opinion, IT IS this 18th day of March, 2005, HEREBY ORDERED:

> 1. That The Goodyear Tire & Rubber Company's Motion to Dismiss is STAYED as to Counts I-III pending decision of the Court of Appeals of Maryland;
>
> 2. That The Goodyear Tire & Rubber Company's Motion to Dismiss is DENIED as to the Counts IV-VII;
>
> 3. That The Goodyear Tire & Rubber [*25] Company shall file an ANSWER to Counts IV-VII of Plaintiff's Complaint within 20 days of this Order;
>
> 4. That by separate Order, the Court will certify the conflict of law questions related to Counts I-III of Plaintiff's Complaint to the Maryland Court of Appeals; and

5. That the Clerk of the Court transmit copies of this Order, the Certification Order, and the accompanying Memorandum Opinion to the Maryland Court of Appeals and to counsel for the parties.

Richard D. Bennett

United States District Judge

CERTIFICATION ORDER

For the reasons stated in the foregoing Memorandum Opinion, IT IS this 18th day of March, 2005, HEREBY ORDERED:

1. That pursuant to Md. Cts. & Jud. Proc. Code Ann. § § *12-601* and *12-603*, the United States District Court for the District of Maryland hereby certifies the following potentially dispositive questions of law to the Court of Appeals of Maryland:

> i. What jurisdiction's substantive law governs in the case of fraud where the wrongful act and the plaintiff's injury occur in two different jurisdictions?
>
> ii. What jurisdiction's substantive law governs in the case of negligent misrepresentation where the wrongful act and the [*26] plaintiff's injury occur in two different jurisdictions?
>
> iii. What jurisdiction's substantive law governs in the case of tortious interference with economic relationships where the wrongful act and the plaintiff's injury occur in two different jurisdictions?

2. That the foregoing Memorandum Opinion shall constitute the statement of relevant facts required by Md. Cts. & Jud. Proc. Code Ann. § *12-606*; and

3. That pursuant to Md. Cts. & Jud. Proc. Code Ann. § *12-604*, the Court of Appeals of Maryland, acting as the receiving court, may reformulate these questions; and

4. That names and addresses of counsel of record are:

> a. Plaintiff: Hardwire LLC
> Charles O Monk, II
> Saul Ewing LLP
> 100 S Charles St 15th Fl
> Baltimore, MD 21201-2773
>
> b. Defendant: The Goodyear Tire & Rubber Company
> Howard A Wolf Rodda
> Epstein Becker and Green PC
> 1227 25th St. NW Ste 700
> Washington, DC 20037-1175

5. That the Clerk of the Court transmit copies of this Certification Order, the Court's Order, and the accompanying Memorandum Opinion to the Maryland Court of Appeals [*27] and to counsel for the parties.

Richard D. Bennett

United States District Judge

EXHIBIT 2

LEXSEE 1990 U.S. DIST. LEXIS 18102

CORDELL MARTIN, et al., Plaintiffs, v. HOLIDAY UNIVERSAL, INC., et al., Defendants

Civil No. JH-90-1188

UNITED STATES DISTRICT COURT FOR THE DISTRICT OF MARYLAND

1990 U.S. Dist. LEXIS 18102; 54 Fair Empl. Prac. Cas. (BNA) 61; 55 Empl. Prac. Dec. (CCH) P40,361

October 3, 1990, Decided
October 3, 1990, Filed

CASE SUMMARY:

PROCEDURAL POSTURE: Plaintiff employees brought an action against defendant employer alleging violations of *42 U.S.C.S. § 1981* and the District of Columbia Human Rights Act, D.C. Code Ann. § § 1-2501 to 1-2557 (1987) (DCHRA). The employees alleged that they were denied promotions and transfers to the District of Columbia (DC) branches of the employer's health clubs, and that they were discharged in violation of the statutes. The employer sought to dismiss.

OVERVIEW: The six employees alleged that they were refused the opportunity to contract with the employer for employment on equal terms in violation of *42 U.S.C.S. § 1981,* and the court found that they stated a cause of action. The court found that § 1981 provided a cause of action for retaliatory discharge because the right to enforce a contract was clearly implicated. The court ruled that the DCHRA applied to the alleged acts of the employer because the employees alleged they were discriminated against by the refusal to hire, transfer or promote them into facilities in Washington, D.C. The court found that the DCHRA had a three-year statute of limitations that began to run at the time of the occurrence of the unlawful discriminatory practice, or the discovery thereof, pursuant to D.C. Code Ann. § 1-2544(a). The court noted that the DCHRA was not the counterpart of the federal statutes and was to be applied differently. The court denied the motion to dismiss.

OUTCOME: The court denied the employer's motion to dismiss the employees' action alleging discrimination, and ordered that the action proceed according to the scheduling order.

LexisNexis(R) Headnotes

Civil Procedure > Pleading & Practice > Defenses, Objections & Demurrers > Motions to Dismiss
[HN1] On a motion to dismiss, the inquiry is whether the allegations are a short and plain statement of the claim showing that the pleader is entitled to relief as required by Fed. R. Civ. P. 8(a)(2). A complaint shall not be dismissed for failure to state a claim unless it appears beyond a doubt that the plaintiff can prove no set of facts in support of his claims which entitles him to relief. On a motion to dismiss, the court is required to view the facts in the complaint in a light most favorable to the plaintiffs. The defense of limitations is only successful when the running of the statute is apparent from the face of the complaint.

Constitutional Law > Civil Rights Enforcement > Civil Rights Generally
[HN2] *42 U.S.C.S. § 1981* provides that all persons within the jurisdiction of the United States shall have the

same right in every state and territory to make and enforce contracts as is enjoyed by white citizens. However, this statute cannot be construed as a general proscription of racial discrimination in all aspects of contract relations, for it expressly prohibits discrimination only in the making and enforcement of contracts. Therefore, § 1981 prohibits, when based on race, the refusal to enter into a contract with someone, as well as the offer to make a contract only on discriminatory terms. Conduct after the contractual relationship is established and unrelated to an employee's right to enforce the contract cannot ordinarily be the basis for a § 1981 claim.

Labor & Employment Law > Discrimination > Reconstruction Statutes (secs. 1981, 1983 & 1985)
[HN3] Under certain circumstances an employer's failure to promote is actionable under *42 U.S.C.S. § 1981.* The key determination depends upon whether the nature of the change in position is such that it involves the opportunity to enter into a new contract with the employer. If the change does involve a new contract, then the employer's refusal to enter the new contract is actionable under § 1981.

Labor & Employment Law > Discrimination > Reconstruction Statutes (secs. 1981, 1983 & 1985)
[HN4] According to the Fourth Circuit claims of racially discriminatory hiring, firing, and promotion go to the very existence and nature of the employment contract and thus fall easily within *42 U.S.C.S. § 1981*'s protection.

Labor & Employment Law > Discrimination > Retaliation
[HN5] *42 U.S.C.S. § 1981* permits a cause of action for retaliatory discharge.

Labor & Employment Law > Wrongful Termination > Breach of Contract
[HN6] In the context of retaliatory discharge, the right to enforce a contract is even more clearly implicated than in the case of discriminatory discharge. When an employer retaliates against an employee by threatening discharge when the employee is attempting to enforce his *42 U.S.C.S. § 1981* rights, the employer's action can intimidate the employee into refraining from resorting to the legal process to vindicate his rights.

Labor & Employment Law > Discrimination > Reconstruction Statutes (secs. 1981, 1983 & 1985)
[HN7] The three year period applies for limitations purposes to actions brought pursuant to *42 U.S.C.S. § 1981.*

Civil Procedure > Jurisdiction > Personal Jurisdiction & In Rem Actions > Personal Jurisdiction
[HN8] The District of Columbia Human Rights Act, D.C. Code Ann. § § 1-2501-1-2557 (1987) (DCHRA), does not apply to acts occurring outside the District of Columbia. According to the Court of Appeals for the District of Columbia, the critical factual issue bearing on jurisdiction is whether the events took place in the District.

Civil Procedure > Jurisdiction > Personal Jurisdiction & In Rem Actions > Personal Jurisdiction
[HN9] That the District of Columbia Human Rights Act, D.C. Code Ann. § § 1-2501-1-2557 (1987), requires a nexus test to establish jurisdiction is expressly rejected by the District of Columbia Court of Appeals.

Constitutional Law > Civil Rights Enforcement > Civil Rights Generally
[HN10] The fact that defendants make the discriminatory decisions outside of Washington, D.C., and that the plaintiffs apply for employment outside of Washington, D.C. does not shield defendants from liability. The discriminatory act consists of not transferring or hiring plaintiffs in or to the District of Columbia facilities.

Governments > Legislation > Statutes of Limitations > Time Limitations
Constitutional Law > Civil Rights Enforcement > Civil Rights Generally
[HN11] The District of Columbia Human Rights Act, D.C. Code Ann. § § 1-2501-1-2557 (1987), requires the filing of an action within one year of the occurrence of the unlawful discriminatory practice. That period begins to run at the time of the occurrence of the unlawful discriminatory practice, or the discovery thereof. D.C. Code § 1-2544(a) (1987).

Constitutional Law > Civil Rights Enforcement > Civil Rights Generally
[HN12] The federal Civil Rights Act is not the counterpart of the District of Columbia Human Rights Act, and the District of Columbia Human Rights Act is interpreted differently.

JUDGES: [*1]

Joseph C. Howard, United States District Judge.

OPINIONBY:

HOWARD

OPINION:

MEMORANDUM OPINION

Pending before the court is defendants' motion to dismiss plaintiffs' first amended complaint. Plaintiffs have opposed the motion and defendants replied. No hearing is necessary to resolve the legal questions presented. Local Rule 105.6.

The two count amended complaint was filed by six plaintiffs who allege violations of the 1866 Civil Rights Act, *42 U.S.C. § 1981*, and the District of Columbia Human Rights Act, D.C. Code Ann. § § 1-2501 to 1-2557 (1987) ("DCHRA"). These causes of action center generally on the defendants' alleged corporate policy of maintaining segregated health clubs and the employment discrimination which flows from it.

The standard for a motion to dismiss is well known. [HN1] On a motion to dismiss, the inquiry is whether the allegations are "a short and plain statement of the claim showing that the pleader is entitled to relief . . ." as required by *Fed. R. Civ. P. 8(a)(2)*. *Bolding v. Holshouser, 575 F.2d 461, 464 (4th Cir. 1978)*, cert. denied, *439 U.S. 837 (1978)*. "[A] complaint should not be dismissed for failure to state a claim unless it appears beyond a doubt that the plaintiff [*2] can prove no set of facts in support of his claims which would entitle him to relief." *Conley v. Gibson, 355 U.S. 41, 45-46 (1957)* (footnote omitted). Also, on a motion to dismiss, the court is required to view the facts in the complaint in a light most favorable to the plaintiffs. *Scheuer v. Rhodes, 416 U.S. 232, 236 (1974)*. Further, the defense of limitations will only be successful when the running of the statute is apparent from the face of the complaint. *Conerly v. Westinghouse Elec. Corp., 623 F.2d 117, 119 (9th Cir. 1980)*.

Defendants' motion to dismiss focuses on four main arguments. First, the defendants argue that the recent Supreme Court case of *Patterson v. McLean Credit Union, 57 U.S.L.W. 4705* (June 15, 1989), disposes of many of plaintiffs' § 1981 claims, and second that the appropriate statute of limitations for the § 1981 claims bars recovery. Third, defendants assert that this court lacks subject matter jurisdiction of over the DCHRA claims, and finally that the DCHRA claims are barred by the statute of limitations. The court will address each argument in turn.

Count One (Section 1981)

The first argument in support of defendants motion to dismiss [*3] focuses on the scope of the Supreme Court's holding in Patterson. Generally, defendants argue that after Patterson, the plaintiffs can no longer state a cause of action under § 1981. Plaintiffs, of course, argue that the ramifications of Patterson are not as broad as defendants suggest.

[HN2] Section 1981 of Title 42 of the United States Code provides that all "persons within the jurisdiction of the United States shall have the same right in every State and Territory to make and enforce contracts . . . as is enjoyed by white citizens." However, this statute "cannot be construed as a general proscription of racial discrimination in all aspects of contract relations, for it expressly prohibits discrimination only in the making and enforcement of contracts." *Id. at 4708*. Therefore, § 1981 "prohibits, when based on race, the refusal to enter into a contract with someone, as well as the offer to make a contract only on discriminatory terms." Id. Conduct, after the contractual relationship has been established and unrelated to an employee's right to enforce her contract, may not ordinarily be the basis for a § 1981 claim. *Id. at 4709*.

All of the plaintiffs allege that [*4] they were refused, on discriminatory grounds, the opportunity to contract with defendants for employment on equal terms in violation of § 1981. As this states a cause of action pursuant to § 1981, the motion to dismiss will be denied. The remaining allegations in the amended complaint concerning working conditions are simply evidence of this and will remain in the complaint as surplus. *Id. at 4710*.

The plaintiffs, Cordell Martin and Raphael McKeython, allege an additional basis for their § 1981 claims based on the denial of their promotion and transfer requests. In Patterson, the Supreme Court held that [HN3] under certain circumstances an employer's failure to promote is actionable under § 1981. The key determination "depends upon whether the nature of the change in position was such that it involved the opportunity to enter into a new contract with the employer." Id. If the change does involve a new contract, "then the employer's refusal to enter the new contract is actionable under § 1981." Id. Accordingly, these allegations state a cause of action and further factual scrutiny may be appropriate. n1

n1 In any event, these allegations are simply corroborative of the more general claim based on the refusal to form the original employment contract on a nondiscriminatory basis.

[*5]

Two plaintiffs, Cordell Martin and Myrna Pitts, also allege that the discriminatory discharge from their employment with defendants violated § 1981. Defendants contend that this is postformation conduct and is therefore outside of the scope of § 1981 after Patterson. This issue has received considerable attention, but the district and circuit courts have not resolved the question uniformly. Other than the vacated holding in *Patterson v. McLean Credit Union, 805 F.2d 1143, 1145 (4th Cir. 1986),* there is no definitive precedent in the Fourth Circuit. n2

n2 Even though the Fourth Circuit's opinion was vacated, [HN4] according to the Fourth Circuit "claims of racially discriminatory hiring, firing, and promotion go to the very existence and nature of the employment contract and thus fall easily within § 1981's protection." *Patterson, 805 F.2d at 1145.*

The court recognizes that sound arguments can be made for and against the holding that discriminatory discharge is actionable under § 1981. However, the court holds [*6] the thorough analysis in *Hicks v. Brown Group, Inc., 902 F.2d 630 (8th Cir. 1990),* is the most compelling. In Hicks, the Eighth Circuit carefully considered the Supreme Court's holding in *Patterson, Hicks, 902 F.2d at 635-38,* as well as Supreme Court precedent after *Patterson. Hicks, 902 F.2d at 637.* In addition, Hicks analyzed the cases reaching a contrary result, *id. at 640 n. 24,* the relevant legislative history, *id. at 642-48,* and the purpose of § 1981. *Id. at 638-42.* After considering all of these factors, the court reached the conclusion that [HN5] § 1981 permits a cause of action for retaliatory discharge. *Id. at 648.*

The court chooses to follow Hicks for several reasons. First; the reasoning of Hicks is extensive. On the other hand, the cases that hold to the contrary of Hicks end the analysis with a mechanical and uncritical application of the language in Patterson. That a more subtle analysis is appropriate is indicated by Patterson itself. For example, certain postformation conduct, such as the failure to promote, is actionable under § 1981, *Patterson, 57 U.S.L.W. at 4710,* as well as postformation conduct which impairs [*7] an employee's right to enforce his or her contract. *Id. at 4709.* In addition, if this issue were as obvious as these courts suggest, then the Supreme Court's conspicuous and repeated avoidance of deciding this question is curious indeed. *Lytle v. Household Mfg., Inc., 58 U.S.L.W. 4341, 4343 n. 2* (March 20, 1990).

Second, in the context of a motion to dismiss, it is difficult to carefully analyze precedent because the facts of this case are not in issue. The sole question before the court is whether the plaintiffs have stated a cause of action. Inasmuch as the plaintiffs have colorably stated a cause of action, it cannot be said to a certainty that the plaintiffs would be entitled to no relief under any set of facts which could be proved in support of the § 1981 claims. *Adams v. Bain, 697 F.2d 1213, 1216 (4th Cir. 1982).*

Finally, plaintiff Cordell Martin alleges a violation of § 1981 based on his retaliatory discharge from his employment with defendants. Specifically, he contends that he was threatened with termination for speaking out against defendants' discriminatory policies. Once again, defendants make much of the holding in Patterson and argue that this postformation [*8] conduct may not be the basis for a § 1981 violation. Although the law is unsettled on this issue, the court disagrees with defendants' argument.

[HN6] In the context of retaliatory discharge, the right to enforce a contract is even more clearly implicated than in the case of discriminatory discharge. When an employer retaliates against an employee by threatening discharge when the employee is attempting to enforce his § 1981 rights, the employer's action may intimidate the employee into refraining from resorting to the legal process to vindicate his rights. *Hicks, 902 F.2d at 638 n. 20; Malhotra v. Cotter & Co., 885 F.2d 1305, 1312 (7th Cir. 1989); Fowler v. McCrory Corp., 727 F.Supp. 228, 231-32 (D. Md. 1989).* Thus, Cordell Martin states a cause of action based on § 1981's guarantee of the right to enforce contracts equally. n3

n3 In any event, these allegations may simply be used as evidence of the non-neutral nature of the original employment contract.

Defendants also attack Count One of the amended complaint [*9] by arguing that a one year statute of limitations applies to this case, thus barring many of plaintiffs' claims. The court holds that [HN7] the three year period applies for limitations purposes. *Banks v. Chesapeake & Potomac T. Co., 802 F.2d 1416, 1421-23 (D.C. Cir. 1986).* In addition, the claims are not barred by limitations based on the allegation of continuing violations of § 1981. *Williams v. Norfolk & W. Ry. Co., 530 F.2d 539, 542 (4th Cir. 1975); United Air Lines, Inc. v. Evans, 431 U.S. 553, 558 (1977).* Therefore, the amended complaint on its face does not indicate that the statute of limitations has run and dismissal is inappropriate.

Count Two (DCHRA)

Defendants argue next that count two of the amended complaint should be dismissed because the DCHRA does not apply to the claims of the plaintiffs. Specifically, defendants assert that the DCHRA only applies to discriminatory acts within the District of Columbia. Therefore, because plaintiffs in this case were not hired in Washington, D.C., were not employed in

Washington, D.C., and did not experience any discrimination in Washington, D.C., these claims should be dismissed pursuant to *Fed. R. Civ. P. 12(b)(1)*.

Defendants [*10] are correct that [HN8] the DCHRA does not apply to acts occurring outside the District of Columbia. The only case addressing this question assumed but did not decide, that this was the law. *Matthews v. Automated Business Sys. & Serv., Inc., 558 A.2d 1175, 1180 n. 8 (D.C.App. 1989)*. According to the Court of Appeals for the District of Columbia, "the critical factual issue bearing on jurisdiction is whether these events took place in the District." *Id. at 1180*. Thus, the remaining question is whether the complaint alleges that each plaintiff was subjected to discriminatory acts within the District of Columbia. n4

n4 The plaintiffs' opposition to the motion to dismiss suggests that "plaintiffs allege a sufficient District of Columbia nexus." [HN9] That the DCHRA requires a nexus test to establish jurisdiction was expressly rejected by the District of Columbia Court of Appeals. *Matthews, 558 A.2d at 1181*. In addition, the court notes that plaintiffs do not dispute that the DCHRA only applies to discriminatory acts within the District of Columbia.

[*11]

In this case each plaintiff alleges that he or she was discriminated against by the refusal to hire, transfer or promote them into facilities located in the District of Columbia. (Amended Complaint paragraphs 85, 86 and 87). [HN10] The fact that defendants made the discriminatory decisions outside of Washington, D.C., and that the plaintiffs applied for employment outside of Washington, D.C. will not shield defendants from liability. *Green v. Kinney Shoe Corp., 704 F. Supp. 259, 260 (D.D.C. 1988)*. The discriminatory act in this case consisted of not transferring or hiring plaintiffs in or to the District of Columbia facilities. Accordingly, both Green and Matthews support subject matter jurisdiction over these claims. n5

n5 It is true that this problem could be resolved against plaintiffs by focusing on the location of the discriminatory decision; namely in Maryland. However, in light of the absence of controlling authority directly on point, the court will resolve this issue in favor of plaintiffs and not dismiss their claims based solely on a judicial interpretation of dicta. Furthermore, the defendants do not raise a factual dispute that the District of Columbia facilities are at issue in this count of the amended complaint.

[*12]

Defendants also argue that the correct application of the District of Columbia's choice of law principles precludes the DCHRA cause of action. However, in light of the court's holding that discrimination occurred within Washington, D.C., the defendants' interest analysis is no longer persuasive. *Rong Yao Zhou v. Jennifer Mall Restaurant, Inc., 534 A.2d 1268, 1270 (D.C. 1987)*.

The last of defendants' arguments focuses, once again, on the statute of limitations. [HN11] The DCHRA requires the filing of an action within one year of the occurrence of the unlawful discriminatory practice. *Davis v. Potomac Elec. Power Co., 449 A.2d 278, 280-81 (D.C. 1982)*. That period begins to run at the time "of the occurrence of the unlawful discriminatory practice, or the discovery thereof." D.C. Code § 1-2544(a) (1987). Defendants argue, therefore, that any act which is alleged to have occurred prior to June 14, 1988, is barred by limitations. Plaintiffs, on the other hand, contend that they have alleged a continuing course of discrimination which allows all claims to survive.

In support of the argument that there was a continuing course of conduct, plaintiffs rely on a line of federal cases permitting [*13] this theory in § 1981 cases. See e.g., *Williams, 530 F.2d at 539*. However, plaintiffs do not suggest why these § 1981 cases should be applied in the DCHRA context. This is particularly important in light of the District of Columbia Court of Appeal's recent expression that [HN12] the federal Civil Rights Act is not the counterpart of the DCHRA, and the DCHRA will be interpreted differently. *Anderson v. United States Safe Deposit Co., 552 A.2d 859, 862 (D.C.App. 1989)*.

Plaintiffs also cite *Jones v. Howard Univ., 574 A.2d 1343 (D.C.App. 1990)*, for their position. In that case the District of Columbia Court of Appeals discussed precedent which distinguished, for purposes of the statute of limitations, "multiple breaches of a continuing duty and a single breach." *Id. at 1347* (citing *Kyriakopoulos v. George Washington Univ., 866 F.2d 438 (D.C. Cir. 1989)*). The court held in Jones that the plaintiff had only been discharged once, thus it was a single breach and there would be no tolling of the limitations period. In the instant case, however, plaintiffs allege a continuing duty to promote, transfer or hire by the Washington, D.C. facilities. (Amended Complaint paragraphs [*14] 85, 86 and 87). Therefore, every day in which the plaintiffs were not promoted, transferred or hired was a reaffirmation of the discriminatory policy. *Jones, 574 A.2d at 1348*.

This conclusion is also supported by the language of the DCHRA. Specifically, the period of limitations begins to run at the time "of the occurrence of the unlawful discriminatory practice, or the discovery thereof." D.C. Code § 1-2544(a) (1987) (emphasis added). In this case the unlawful discriminatory practice was refusing to promote, transfer or hire in the District of Columbia facilities. As each plaintiff alleges that the practice continues to this day, and that he or she was not promoted, transferred or hired after June 14, 1988, (Amended Complaint paragraphs 85, 86 and 87), the statute of limitations does not bar this cause of action.

The court will enter a separate order.

ORDER - October 3, 1990, Filed

In accordance with the Memorandum Opinion of even date, it is this 3d day of October, 1990, by the United States District Court for the District of Maryland,

ORDERED:

1) that defendants' motion to dismiss the amended complaint BE, and the same hereby IS, DENIED;

2) that this case proceed [*15] according to the Scheduling Order; and

3) that the Clerk of Court mail copies of this Order and the foregoing Memorandum Opinion to all counsel of record.

EXHIBIT 3

LEXSEE 1998 U.S. DIST. LEXIS 14890

EDWIN B. MISHKIN, as SIPA Trustee for the Liquidation of the Business of Adler, Coleman Clearing Corp., Plaintiff, v. ROY AGELOFF, ROBERT F. CATOGGIO, LOWELL SCHATZER, RONAN GARBER, JOSEPH DIBELLA, JOHN LEMBO, MARK A. MANCINO, JOSEPH SCARFONE, CHRIS WOLF, RANDY M. ASHENFARB, EARL RUSNAK, and DANNY GARBER, Defendants.

97 Civ. 2690 (LAP)

UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK

1998 U.S. Dist. LEXIS 14890

September 23, 1998, Decided
September 23, 1998, Filed

SUBSEQUENT HISTORY: [*1] The Name of this Case has been Corrected by the Court October 5, 1998.

DISPOSITION: With exception of motion to dismiss claims against Ageloff, defendants' motions denied.

CASE SUMMARY:

PROCEDURAL POSTURE: Plaintiff trustee filed a complaint against defendants, former employees and officials of an introducing firm, alleging violations of § 10(b) *(15 U.S.C.S. § 78j*(b)) of the Securities and Exchange Act of 1934 (Act) and S.E.C. Rule 10b-5, 17 C.F.R. § 240.10b-5, § 20(a) of the Act, and common law fraud. The court considered motions filed pursuant to Fed. R. Civ. P. 9(b), 12(b)(6), (f).

OVERVIEW: The trustee filed a complaint against the former employees and officers of an introducing firm, eight of whom filed motions to dismiss for failure to state a fraud claim with particularity pursuant to Fed. R. Civ. P. 9(b), or for failure to state a cause of action pursuant to Fed. R. Civ. P. 12(b)(6), or to strike allegations in the pleadings pursuant to Fed. R. Civ. P. 12(f). The court dismissed the complaint as to a former officer, denied the remaining motions, and granted the trustee leave to file an amended complaint. It dismissed the claims against one of the former officers pursuant to Rule 9(b). The court reasoned that the allegations of federal securities law violations and common law fraud against the former officer spoke in broad, conclusory terms about what he did without providing specific information. In particular, as to the claim of controlling person liability under § 20(a) of the Exchange Act, the court concluded that the trustee had failed to provide particularized facts of the former officer's conscious misbehavior as a culpable participant in the fraud.

OUTCOME: The court granted the former officer's motion to dismiss the trustee's federal securities law and common law fraud claims against him for failure to plead fraud with particularity, and denied the other motions. It granted the trustee leave to file an amended complaint.

LexisNexis(R) Headnotes

Governments > Legislation > Statutes of Limitations > Statutes of Limitations Generally
Securities Law > Bases for Liability > Deceptive Devices
[HN1] The statute of limitations for claims under § 10(b) *(15 U.S.C.S. § 78j*(b)) of the Securities and Exchange Act of 1934 is one year from the date of discovery, but in no event longer than three years from the date of the alleged fraud.

Bankruptcy Law > Practice & Proceedings > Contested Matters
[HN2] See *11 U.S.C.S. § 108*(a).

Securities Law > Bases for Liability > Deceptive Devices
Bankruptcy Law > Practice & Proceedings > Contested Matters
[HN3] The provisions of *11 U.S.C.S. § 108* apply to claims under § 10(b) *(15 U.S.C.S. 78j*(b)) of the Securities and Exchange Act of 1934.

Securities Law > Bases for Liability > Deceptive Devices
[HN4] Only a purchaser or seller of securities may bring an action under § 10(b) *(15 U.S.C.S. § 78j*(b)) of the Securities and Exchange Act of 1934.

Securities Law > Bases for Liability > Deceptive Devices
[HN5] A clearing firm has standing to maintain a cause of action under § 10(b) *(15 U.S.C.S. § 78j*(b)) of the Securities and Exchange Act of 1934.

Securities Law > Bases for Liability > Deceptive Devices
[HN6] Under § 10(b) *(15 U.S.C.S. § 78j*(b)) of the Securities and Exchange Act of 1934 (Act), a plaintiff must allege that a fraud was perpetrated in connection with the purchase or sale of any security. *15 U.S.C.S. § 78j*(b); 17 C.F.R. § 240.10b-5. The Act and S.E.C. Rule 10b-5, 17 C.F.R. § 240.10b-5, impose liability for a proscribed act in connection with the purchase or sale of security; it is not sufficient to allege that a defendant has committed a proscribed act in a transaction of which the pledge of a security is a necessary part. Misrepresentations or omissions involved in a securities transaction, but not pertaining to the securities themselves, cannot form the basis of a § 10(b) claim. The "in connection with" requirement mandates that the alleged fraud concern the fundamental nature of the securities: namely, characteristics and attributes that would induce an investor to buy or sell the particular securities.

Securities Law > Bases for Liability > Deceptive Devices
[HN7] A litigant may not bring a cause of action for aiding and abetting a violation of § 10(b) *(15 U.S.C.S. § 78j*(b)) of the Securities and Exchange Act of 1934, and a cause of action does not exist for conspiracy to violate § 10(b). As a result, the only form of § 10(b) liability which remains viable is primary liability.

Securities Law > Bases for Liability > Deceptive Devices
[HN8] A plaintiff alleging a violation of § 10(b) of the Securities and Exchange Act of 1934 need not allege that the defendant made a material misstatement; it is enough if the complaint alleges that the defendant participated in a fraudulent scheme or committed a fraudulent act.

Securities Law > Bases for Liability > Deceptive Devices
Civil Procedure > Pleading & Practice > Pleadings > Heightened Pleading Requirements
[HN9] See *15 U.S.C.S. § 78u-4*(b)(2).

Securities Law > Bases for Liability > Controlling Persons Liability
[HN10] As part of a plaintiff's prima facie case, a plaintiff must show that the controlling person was in some meaningful sense a culpable participant in the fraud perpetrated by the controlled person. As a result, because a plaintiff alleging a violation of § 20(a) of the Securities and Exchange Act of 1934 must ultimately establish a defendant's state of mind, the Private Securities Litigation Reform Act requires a plaintiff, at the pleading stage, to allege particular facts that give rise to a strong inference of the requisite state of mind.

Securities Law > Bases for Liability > Controlling Persons Liability
Civil Procedure > Pleading & Practice > Pleadings > Heightened Pleading Requirements
[HN11] In order to prevail under § 20(a) of the Securities and Exchange Act of 1934, a plaintiff must come forward with proof that the defendant acted with a particular state of mind. *15 U.S.C.S. § 78u-4*(b)(2).

Securities Law > Bases for Liability > Controlling Persons Liability
Civil Procedure > Pleading & Practice > Pleadings > Heightened Pleading Requirements
[HN12] At the initial pleading stage, and in order to withstand a motion to dismiss a claim under § 20(a) of the Securities and Exchange Act of 1934, a plaintiff must allege: (1) an underlying primary violation; (2) control over the controlled person by the controlling person; and (3) particularized facts of the controlling person's conscious misbehavior as a culpable participant in the fraud.

Securities Law > Bases for Liability > Controlling Persons Liability
[HN13] In the context of controlling person liability, control can be established by showing that the defendant possessed the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. 17 C.F.R. § 240.12b-2.

Civil Procedure > Pleading & Practice > Pleadings > Heightened Pleading Requirements

[HN14] Where multiple defendants are asked to respond to allegations of fraud, the complaint should inform each defendant of the nature of his alleged participation in the fraud.

Civil Procedure > Pleading & Practice > Defenses, Objections & Demurrers > Motions to Strike
[HN15] The court may order stricken from any pleading any redundant, immaterial, impertinent, or scandalous matter. Fed. R. Civ. P. 12(f). District courts must approach such motions with great caution. The motion will be denied, unless it can be shown that no evidence in support of the allegation would be admissible. Thus the courts should not tamper with the pleadings unless there is a strong reason for so doing. Where the motion is made on the grounds that the material has no evidentiary value, or is not relevant, the motion should generally be denied and such matters resolved at trial, not on the sterile field of the pleadings alone. Motions to strike are disfavored and will not be granted unless it is clear that the allegations in question can have no possible bearing on the subject matter.

COUNSEL: For EDWIN B. MISHKIN, appellee: Thomas J. Maloney, Esq., Cleary, Gottlieb, Steen & Hamilton, New York, NY.

For RONAN GARBER, appellee: Andrew B. Schultz, Esq., Great Neck, NY.

For JOHN LEMBO, appellee: Paul F. Condzal, New York, NY.

For MARK A. MANCINO, appellee: David J. Aronstam, Esq., New York, NY.

For CHRIS WOLF, appellee: Paul Condzal, Esq., New York, NY.

For RANDY M. ASHENFARB, appellee: Richard S. Gravante, Esq., Gravante, Gravante & Looby, Brooklyn, NY.

For EARL RUSNAK, appellee: Michael P. Gilmore, Esq., Wexler & Burkhart, Mitchell Field, NY.

For DANNY GARBER, appellee: David Molton, Esq., Molton & Meekins, New York, NY.

JUDGES: LORETTA A. PRESKA, United States District Judge.

OPINIONBY: LORETTA A. PRESKA

OPINION:

MEMORANDUM AND ORDER

LORETTA A. PRESKA, United States District Judge:

By Memorandum and Order dated March 31, 1998, I withdrew the reference in this matter and two related proceedings. See *Mishkin v. Ageloff, 220 B.R. 784 (S.D.N.Y. 1998)* ("Mishkin I"). Familiarity with that decision, and its discussion of the interlocking nature of this action with the two others, is assumed. Pending before me in this matter are motions to dismiss pursuant to *Fed. R. Civ. Proc. 9(b)* and *12(b)(6)*. Some defendants have also moved to strike certain statements in the Complaint pursuant to *Fed. R. Civ. Proc. 12(f)*. For the reasons that follow, the motions are denied except as to defendant Ageloff's motion to dismiss the claims against him. That motion is granted. Finally, in light of this decision, the Trustee is hereby granted leave to file an amended complaint.

BACKGROUND

For purposes of the present motion, the following facts are presumed to be true. This action stems from the collapse of Hanover Sterling [*2] & Company, Ltd. ("Hanover"), which in turn caused the collapse of Adler, Coleman Clearing Corp. ("Adler") in February 1995. By Order dated February 27, 1995, and pursuant to *15 U.S.C. § § 78eee*(b)(3) & 78eee(b)(4), I appointed Edward B. Mishkin as the SIPA Trustee ("the Trustee") for Adler's liquidation.

In this action, the Trustee seeks to recover some $ 70,000,000 in damages based upon violations of: (1) section 10(b) of the Securities and Exchange Act of 1934 ("the Exchange Act") and rule 10b-5 promulgated thereunder by the SEC; (2) section 20(a) of the Exchange Act; and (2) New York's common law of fraud. There are twelve defendants, all of whom are former employees and officials of Hanover. Of these, eight have filed motions, in one form or another, to dismiss: Roy Ageloff ("Ageloff"), Ronan Garber, Danny Garber, John Lembo ("Lembo"), Chris Wolf ("Wolf"), Mark A. Mancino ("Mancino"), Joseph DiBella ("Dibella") and Robert F. Catoggio ("Catoggio"). n1

n1 Dibella filed a "me-too" motion to dismiss incorporating the arguments of the other defendants.

[*3]

Hanover cleared trades through Adler. See Complaint P 5. As an introducing firm, Hanover gathered information from its customers concerning their trades and relayed this information to Adler. See id. PP 5 & 30. Hanover had complete responsibility for the accuracy of the information entered into Adler's clearing system. See id. P 5. As a clearing house, Adler did not promote stocks or act as an underwriter. See id. P 31. Instead, Adler held Hanover's customers' cash and securities and sent account statements and trade confirmations to Hanover's customers. See id. P 30. This process of clearing and settling trades is essentially the process of ensuring that the correct securities and cash are recorded in the proper accounts after a trade is complete. See id. P 31. Hanover also maintained its own proprietary accounts and utilized Adler's services to clear trades in these accounts. See id. P 31. Finally, and most important to the present matter, Adler guaranteed that Hanover's trades would clear, i.e., if a customer did not pay for the securities, Adler guaranteed that it would cover the transaction. See id. PP 8 & 44.

Generally speaking, Hanover's [*4] business consisted of acting as an underwriter for the initial public offerings of certain companies and thereafter acting as the primary market maker for these securities. See id. P 32. The parties refer to these securities as the House Stocks, and the Complaint identifies them by name. See id. P 2. Hanover owned substantial positions in the House Stocks and used the House Stocks to meet its capital requirements. See id. PP 2 & 32. In addition, even for trades between two customers in the House Stocks, the trades were made through Hanover's proprietary accounts. See id. P 31. Accordingly, and for all of these reasons, fluctuations in the value of the House Stocks affected Hanover's liquidity and net capital position.

As detailed in Mishkin I, a group of outsiders (defendants in the Gurian Proceeding) n2 identified Hanover as a "vulnerable target" and hatched a scheme to profit from this vulnerability. In brief, they caused downward pressure on the House Stocks and, in turn, sold them short. See *Mishkin I, 220 B.R. at 787-88.* Because Hanover's proprietary accounts consisted of substantial positions in the House Stocks, this downward pressure affected Hanover's [*5] net capital position. See Complaint P 40. As a result of this activity, the defendants in this matter are alleged to have engaged in two distinct but related fraudulent schemes. Simply stated, the first scheme was designed to prop up the value of the House Stocks in response to the downward pressure exerted by the defendants in the Gurian Proceeding. Once it was clear that the first scheme would not succeed, the second scheme was designed to protect a group of Hanover's largest customers ("the Favored Customers") from Hanover's inevitable financial collapse.

n2 Reference to the "Gurian Proceeding" is to an action brought by the Trustee against another group of defendants. This proceeding is discussed in greater detail in Mishkin I.

The success of both schemes depended upon the timing of Adler's clearing function. See id. PP 31 & 34-35. After Adler received information about a trade from Hanover, it would generally take five business days for the trade to settle. See id. For example, a buyer of [*6] stock would have her account debited immediately, but the buyer was not obligated to deliver cash to pay for the securities until five business days after the trade. See id. P 35. This five-day lag time provided a window of opportunity to commit the fraud. Basically, during this period, Adler was forced to assume the validity of a given trade because the information concerning it came solely from Hanover. See id. P 34. The largest alleged monetary loss occurred during the five business day period between Friday, February 17, 1995 and Monday, February 27, 1995. n3

n3 Perhaps not coincidentally, the fraud allegedly began on a Friday in order to take maximum advantage of the fact that it took five business days to settle a trade.

With this background information in mind, I turn to a more detailed discussion of the first scheme. As noted above, reacting to the scheme initiated by the defendants in the Gurian Proceeding, the defendants in this proceeding attempted to counteract the downward pressure on [*7] the House Stocks. Defendants did this by recording phony "purchases" of the House Stocks in customers' accounts. See id. P 41. The purpose of this phony purchasing was to make it appear as if the House Stocks had a greater value than they in fact had. See id. Even though the customers never authorized these buys, their accounts were debited. See id. At the same time, Hanover was also recording fake "buys" in its proprietary accounts. See id. All of these transactions were secured by the then artificially inflated value of the House Stocks. See id.

Given the volume of phony trading, see id. P 42, and contrary to defendants' intention to prop up Hanover's financial position, Hanover was rapidly reaching the point of bankruptcy. Simply put, although the artificially inflated value of the House Stocks created the appearance of a strong net capital position, this position was nothing but a mirage supported by trades that never happened at prices that were illusory. In reality, the House Stocks were virtually worthless. See id. PP 42-44. The defendants allegedly knew this and, in an attempt to save the Favored Customers from a fate similar to the one rapidly [*8] engulfing Hanover, hatched the second scheme. See id. P 45.

Integral to an understanding of the second scheme is some basic information concerning SIPA coverage. When a brokerage house fails, SIPA generally honors customer claims for up to $ 500,000, up to $ 100,000 of which can be for cash. See id. P 47. In the first instance, Adler guaranteed Hanover's trades, see id. PP 8 & 44, but once Adler's resources were exhausted, SIPA would cover the remainder. Defendants allegedly knew that given the volume of phony trading, Adler could not guarantee all of the fake trades, but they expected SIPA coverage to provide the rest. See id.

The point of the second scheme was to protect Hanover's Favored Customers by providing them with maximum SIPA coverage in the hope that defendants would be able to keep them as customers after Hanover's inevitable collapse. See id. On February 17, 1995, the defendants began to shift the Favored Customers' anticipated losses to Adler and SIPC. See id. P 48. The Favored Customers were heavily invested in the House Stocks. See id. In its final week, Hanover's Favored Customers "sold" $ 31.5 million in House Stocks. See id. The [*9] purported "buyer" was Hanover, through its proprietary accounts. See id. These "sales" were made at artificially high prices in order to create an inflated SIPA claim. See id. P 49. But again, at this point in time, due to the success of the scheme alleged in the Gurian Proceeding and the failure of these defendants' first scheme, the House Stocks were virtually worthless. See id. This created a vicious circle. In order to keep the Favored Customers happy, defendants sought to create inflated SIPA claims. In order to do this, defendants needed to maintain the value of the House Stocks for as long as possible. This in turn led to more fake "buying," and Hanover continued to spiral downward into financial ruin. See id.

In addition to Hanover's fake "buying" of the Favored Customers' positions in the House Stocks, Hanover was also "selling" the Favored Customers' positions for cash credits. See id. P 51. In an attempt to obtain for the Favored Customers the best SIPA coverage, the defendants used these cash credits to turn the Favored Customers' accounts into cash (up to $ 100,000, the maximum cash coverage provided by SIPA) and the remainder in Blue Chip stocks. [*10] See id. Because SIPA coverage is based on the value of the underlying instruments, transferring the positions in the House Stocks to Blue Chips ensured the highest possible claim. Notably, during this time period, the Favored Customers purchased Blue Chips in amounts that they never previously purchased during Hanover's relationship with Adler. See id. P 52. n4 Moreover, the Trustee has obtained a number of statements from Favored Customers, some more explicit than others, that the defendants took these actions without the approval of the Favored Customers. See id. PP 53-58.

n4 More specifically, $ 17.6 million of the Blue Chip "buying" (or 94% of it) was concentrated in eight stocks: Apple, Dell, Ford, Cisco Systems, IBM, AT&T, Birmingham Steel and Microsoft. Prior to the final week, during the entire time that Hanover cleared through Adler, all Hanover customers (not just the Favored Customers) bought: $ 0 of Apple, $ 464,569 of Dell, $ 287,805 of Ford, $ 188,767 of IBM, $ 9,128 of Cisco Systems, $ 5,223 of AT&T and $ 68,405 of Birmingham Steel. Prior to the final week, Favored Customers had never purchased Apple, Ford, IBM or AT&T. See Complaint P 52.

[*11]

The extent of the harm caused by this scheme is revealed by the sheer volume of fake trading. For the period from February 17 through 24, Hanover booked $ 59.2 million in "buys" of House Stocks into its customer accounts. Using a "conservative assumption," $ 45.1 million of these "buys" were fake. Using other less conservative methods, it appears that Hanover's customers only acknowledge $ 2.9 million in legitimate buys, less than 5% of the $ 59.2 million in "buys" booked during this final week. See id. P 50. Because Hanover had no money, and its customers never "purchased" anything, Adler and SIPC covered these "transactions." See id. P 51; see also id. PP 8 & 44. All told, in the final week of Hanover's existence, the Favored Customers (who overall represent a "small" percentage of the Hanover Customers invested in the House Stocks) "sold" 80% of their House Stocks. See id. P 59.

DISCUSSION

Collectively, the defendants (but in some instances not all of them) make the following arguments in support of their motions to dismiss: (1) the Trustee's claims are not timely; (2) the Complaint fails to allege a section 10(b) violation as a matter of law; (3) the Complaint [*12] fails to plead both its section 10(b) allegations, and its section 20(a) and common law fraud claims, with sufficient particularity; and (4) that some allegations should be stricken as irrelevant and inflammatory. These arguments are addressed in turn below.

I. Statute of Limitations

In *Lampf, Pleva, Lipkind, Prupis & Petigrow v. Gilbertson, 501 U.S. 350, 115 L. Ed. 2d 321, 111 S. Ct.*

2773 (1991), the Supreme Court held that [HN1] the statute of limitations for section 10(b) claims is one year from the date of discovery, but in no event longer than three years from the date of the alleged fraud. See *id. at 358-63*. Both sides agree that this action is timely only if the provisions of *11 U.S.C. § 108*(a) apply, and this, accordingly, is the issue to be decided. For the following reasons, I hold that the action was timely commenced.

Title 11, section 108 provides, in relevant part, as follows: [HN2] "If applicable nonbankruptcy law . . . fixes a period within which the debtor may commence an action, and such period has not expired before the date of the filing of the petition, the trustee may commence such action only before the later of -- (2) two years after the order for relief." *11 U.S.C. § 108*(a). Defendants [*13] do not dispute that the technical aspects of this rule have been complied with, i.e., the statute of limitations did not expire before the filing of the petition and the Trustee timely commenced it within two years of the order for relief. Instead, they make two arguments as to why it should not apply. First, defendants contend that a SIPA trustee is not entitled to the additional time. Second, defendants appear to argue that this provision should not apply to section 10(b) claims because of language in Lampf which refers to the statute of limitations as a "period of repose." *501 U.S. at 363*. I reject both arguments.

First, in reliance upon *AMS Realty, Inc v. Tao (In re AMS Realty, Inc.), 114 B.R. 229 (Bankr. C.D. Cal. 1990)*, defendants assert that section 108 does not apply to SIPA trustees. There, the court held that a Chapter 7 trustee could not obtain the benefit of section 108 because the complaint at issue had been filed after the two-year extension. See *id. at 232*. In a footnote, and apparently in dicta, the court also stated: "It should be noted that § 108(a) could only be utilized by a trustee or a Chapter 11 debtor in possession, not a Chapter 7 Trustee [*14] . Collier on Bankruptcy, Vol. 4, P 108.02, p. 108-6." *Id. at 232 n.1* (emphasis added). Defendants argue that because a SIPA trustee is most analogous to a liquidating trustee in a Chapter 7 proceeding, under the "rule" articulated in AMS Realty, a SIPA trustee should not be entitled to rely upon section 108.

As the Trustee correctly argues, it appears that this language from AMS Realty was a typographical error or otherwise unintentional. Section 108 refers to "the trustee" without any qualifications, as AMS Realty recognized in the beginning of this footnote where the court referred to "a trustee or a Chapter 11 debtor in possession." The court likely intended to state that section 108 does not apply to chapter 7 debtors, as opposed to chapter 7 trustees. This is borne out by the passage from Collier that the AMS Realty court specifically cited and relied upon, which reads as follows: "The benefits of subsections (a) and (b), which refer to the trustee, do not pass to a debtor in a case under chapter 7, or under chapter 11 or 12 when a trustee has been appointed and the debtor is no longer a debtor in possession." 2 Lawrence P. King, *Collier on* [*15] *Bankruptcy § 108.02*[4], at 108-6 (15th ed. 1998) (emphasis added). In addition, this reading is consistent with the decisions of a number of courts that have held that section 108 applies to chapter 7 trustees. See, e.g., *Brandt v. Parke (In re Foos), 204 B.R. 545, 548 (Bankr. N.D. Ill. 1997); Estate of B.J. McAdams, Inc. v. Sugar Foods Corp., 171 B.R. 12, 14 (S.D.N.Y. 1994); Askanase v. Fatjo, 828 F. Supp. 465, 470 (S.D. Tex. 1993)*. Accordingly, even assuming, arguendo, that a SIPA trustee is most like a chapter 7 trustee, because a chapter 7 trustee can invoke section 108, so, too, can a SIPA trustee. See *Federal Ins. Co. v. Sheldon, 150 B.R. 314, 320 (S.D.N.Y. 1993)* ("*Section 108 of the Bankruptcy Code*, which applies to SIPA liquidations pursuant to *15 U.S.C. § 78fff*(b) . . . ."); see also *In re Lloyd Sec., Inc., 163 B.R. 242, 257 (Bankr. E.D. Pa. 1994)* (indicating in dicta that "it is not at all clear to us that the broad language of *11 U.S.C. § 108*(a) would not have preserved the timeliness of the [SIPA] Trustee's claims"), aff'd in part and rev'd in part on other grounds, *183 B.R. 386 (E.D. Pa. 1995)*, aff'd on other grounds, *75 F.3d 853 (3d* [*16] *Cir. 1996)*.

Second, defendants, in an almost off-handed reference to the Supreme Court's choice of language, argue that because Lampf created a "period of repose" section 108 should not apply. Other than basically stating as much, defendants do not elaborate upon, or otherwise address, this mere embryo of an argument. Some hint of the argument they may be making can be gleaned from the portion of the decision where this phrase ("period of repose") first appears -- where the Court held that the doctrine of equitable tolling does not apply to section 10(b) claims. See *Lampf, 501 U.S. at 363*. After noting that time limitations are "customarily subject to equitable tolling[,]" id. (internal quotation marks and citation omitted), the Court nonetheless held that the doctrine did not apply to the statute of limitations it announced because the three-year time limit "is a period of repose inconsistent with tolling." Id. One could argue that because the Court held that equitable tolling does not apply to section 10(b) claims, section 108, which operates as an extension of the statute of limitations, should not as well.

While such an argument is not without its appeal, it [*17] must ultimately fail. Section 108 does not operate like an equitable toll -- it is not indefinite in effect (an equitable toll, at least conceptually, has no outer limitation) and it does not hinge upon considerations of equity. Rather, section 108 applies for a fixed period of time under a limited set of circumstances, and it exists by statute, which statute leaves no room for an argument of non-application based upon a particular set of circumstances, equitable or otherwise (section 108 applies to "applicable nonbankruptcy law" without apparent limitation). n5 Accordingly, I find that [HN3] section 108 applies to section 10(b) claims. Cf. *Durso Supermarkets, Inc. v. D'Urso (In re Durso Supermarkets, Inc.), 1995 U.S. Dist. LEXIS 18440, No. 94 Civ. 6035 (LLS), 1995 WL 739549,* at *7 (S.D.N.Y. Dec. 14, 1995) (reaching the same result without addressing this issue).

> n5 One could argue that the word "applicable" somehow limits the federal laws to which the provision applies, but the Supreme Court has interpreted the identical language in another context broadly, so as to include both federal and state law without any indication that it is limited to particular federal statutory schemes. See *Patterson v. Shumate, 504 U.S. 753, 757-58, 119 L. Ed. 2d 519, 112 S. Ct. 2242 (1992).*

[*18]

II. Section 10(b) Claims - Standing

Both the Court of Appeals and the Supreme Court have made clear that [HN4] only a purchaser or seller of securities may bring an action under section 10(b). See *Blue Chip Stamps v. Manor Drug Stores, 421 U.S. 723, 731-34, 44 L. Ed. 2d 539, 95 S. Ct. 1917 (1975); Birnbaum v. Newport Steel Corp., 193 F.2d 461, 464* (2d Cir.), cert. denied, *343 U.S. 956, 96 L. Ed. 1356, 72 S. Ct. 1051 (1952).* The issue in this case is whether plaintiff, as the trustee for a clearing firm, satisfies this requirement. For the reasons that follow, I hold that he does and, therefore, defendants' motions to dismiss on this ground are denied.

As a clearing firm, Adler's role in the transactions at issue is well-defined and can be summarized as follows: "The introducing firm gathers the information from the customers and the clearing broker processes the information. In other words, the clearing firm makes sure that the trading orders gathered by the introducing broker are carried out (i.e., the money and securities are sent to the right accounts)." Complaint P 5; see also Complaint PP 30-31. See generally Henry F. Minnerop, The Role and Regulation of Clearing Brokers, *48 Bus. Law. 841, 841-43 (May 1993)* (discussing [*19] the role and functions of a clearing firm). In addition, and most importantly, Adler performed a guarantee function -- if a purchase did not clear, a seller could collect the purchase price from Adler. See Complaint PP 8 & 44. Here, defendants argue that Adler is not a purchaser within the meaning of Blue Chip because: (1) Adler only performed clearing and settlement functions and never "actually purchased securities in reliance upon any act or omission of anyone;" and (2) the allegations in the Complaint concerning Adler's guarantee function do not support a forced purchaser theory as a matter of law. See Ageloff Mem. at 14-15; Ageloff Reply Mem. at 15-23. n6

> n6 In their discussion concerning section 10(b)'s "in connection with" requirement, defendants make another argument that I have treated as a variation of their standing arguments. See infra, Part III.

The first argument ignores the Complaint's central allegation, which, in the context of this motion, I must accept as true. The essence of [*20] the Trustee's claim is that Adler became a forced purchaser of the fake buys after Hanover's collapse, which collapse triggered Adler's guarantee function, and that the defendants intended this result in order to protect the Favored Customers. See Complaint PP 6-8, 44, 63 & 65. In brief, as set forth above, defendants allegedly moved their Favored Customers out of the House Stocks by arranging fake buys of those stocks from purported individual purchasers. See id. P 7. In fact, the real purchaser was Hanover, but Hanover had no funds. See id. When Hanover was forced to close, Adler was in turn forced to guarantee the fake buys and to pay out approximately $ 70 million to the Favored Customers for their "sales" of the House Stock. See id. P 8. In other words, Adler was forced to purchase, from the Favored Customers at artificially high prices, the House Stocks that were the subject of the fake buys ostensibly executed by Hanover. See id. PP 44 & 48-49. Adler, therefore, has alleged that it "actually purchased" securities -- in the sense that, as a result of its guarantee function, it paid the Favored Customers the "sale" price for the House Stocks at issue -- and [*21] that it did so in reliance upon acts and omissions of the defendants -- in the sense that Adler cleared the fake trades, and thus guaranteed them, in reliance upon the defendants' false representations that the trades were genuine.

The second argument, that Adler was not a forced purchaser as a matter of law, turns on defendants' argument that Adler "was a guarantor of [Hanover's] creditworthiness, not a purchaser." Ageloff Mem. at 15; Ageloff Reply Mem. at 15. While it is true that Hanover's financial collapse, i.e., lack of creditworthiness, triggered subsequent events, this argument ignores the fact that that collapse, coupled with Adler's guarantee, forced Adler to purchase the House

Stocks in order to cover the fake buys. Adler was therefore more than a "guarantor of [Hanover's] creditworthiness," Adler's guarantee function resulted in purchases of the House Stocks.

At least two courts in this district have specifically held that [HN5] a clearing firm has standing to maintain a section 10(b) cause of action. See *Epstein v. Hass Sec. Corp., 731 F. Supp. 1166, 1183-84 (S.D.N.Y. 1990); Bradford Sec. Processing Serv., Inc. v. County Federal Savings and Loan Assoc., 450* [*22] *F. Supp. 208, 209-10 (S.D.N.Y. 1978).* n7 Other courts, under similar circumstances, have reached the same result. See *A.T. Brod & Co. v. Perlow, 375 F.2d 393, 395-97 & n.3 (2d Cir. 1967)* (broker had standing where it was "compelled" to sell, at a loss, securities it was holding for a client who refused to pay for them); *Rooney Pace, Inc. v. Reid, 605 F. Supp. 158, 160-61 (S.D.N.Y. 1985)* (following A.T. Brod under virtually identical circumstances); *Jefferies & Co. v. Arkus-Duntov, 357 F. Supp. 1206, 1213 (S.D.N.Y. 1973)* (broker had standing where it was an "involuntary purchaser" because, "for reasons beyond its control," it ended up purchasing fraudulently issued stock (citing *American Bank & Trust Co. v. Barad Shaff, 335 F. Supp. 1276 (S.D.N.Y. 1972))).* Indeed, in this bankruptcy proceeding, Judge Garrity reached the same conclusion in a related matter under similar facts. See Joseph Roberts & Co. v. Mishkin (In re Adler, Coleman Clearing Corp.), Case No. 95 B 08203 (JLG), Adv. Pro. No. 95/8266A, slip. op. at 24-25 (February 7, 1997 Bankr. S.D.N.Y.). As a result, the Trustee's theory that it became a forced purchaser of the securities by virtue of its guarantee [*23] function is enough to maintain standing under Blue Chip and its progeny. Cf. *Mallis v. FDIC, 568 F.2d 824, 829-30 (2d Cir. 1977)* (holding that a pledgee who assumes the risk that pledged securities will have continuing value has assumed "a risk that is identical in nature to the risk taken by investors" and that such a pledgee has standing under Blue Chip to maintain a section 10(b) claim) (internal quotation marks and citation omitted), cert. dismissed, *435 U.S. 381 (1978); Vine v. Beneficial Finance Co., 374 F.2d 627, 633-35 (2d Cir. 1967)* (holding that plaintiff who was forced to sell shares after a short form merger had standing to bring a section 10(b) claim), cert. denied, *389 U.S. 970, 19 L. Ed. 2d 460, 88 S. Ct. 463 (1967).* But cf. *Isquith v. Caremark Int'l, Inc., 136 F.3d 531, 535-37 (7th Cir. 1998)* (expressing criticism of the "defunct forced-seller doctrine" and the Court of Appeals' decision in Vine) (Posner, J.).

n7 Defendants attempt to distinguish Epstein by noting that there the clearing broker held the securities it paid for (as a result of its guarantee function) as a general lien against any amounts owed by the customers. See *731 F. Supp. at 1184.* The Complaint herein does not contain a similar allegation, and defendants argue that this difference compels a different result. I disagree. First, I note that regardless of whether Adler holds the securities as a lien, it paid for them. Epstein concerned the same situation, see id., and this is the critical point. Second, although the complaint in Epstein contained a general allegation concerning the ability to hold securities as a lien, plaintiff had not specifically alleged that it was holding the particular securities at issue as a lien against money owed. Nonetheless, the court was willing to "infer this from asserted facts." Id. For much the same reason, I am willing to infer the general existence of a lien in this matter since liens of this nature appear to be standard in the industry. Moreover, in his opposition memorandum of law, the Trustee specifically points out that its agreement with Hanover provides for just such a lien. See Trustee Mem. at 13 n.7. Defendants do not dispute this fact, they only argue that it is contained in the memo of law and not the Complaint. Since I am granting the Trustee the right to amend, the Trustee may include this specific allegation in the amended complaint.

[*24]

III. Section 10(b) Claims - The "In Connection With" Requirement

[HN6] Under section 10(b), a plaintiff must allege that a fraud was perpetrated "in connection with the purchase or sale of any security." *15 U.S.C. § 78j*(b); *17 C.F.R. § 240.10b-5.* The Court of Appeals has held that "the Act and Rule impose liability for a proscribed act in connection with the purchase or sale of security; it is not sufficient to allege that a defendant has committed a proscribed act in a transaction of which the pledge of a security is a necessary part." *Chemical Bank v. Arthur Andersen & Co., 726 F.2d 930, 943 (2d Cir. 1984),* cert. denied, *469 U.S. 884, 83 L. Ed. 2d 190, 105 S. Ct. 253 (1984).* Interpreting this decision, district courts in this circuit have universally held that misrepresentations or omissions involved in a securities transaction, but not pertaining to the securities themselves, cannot form the basis of a section 10(b) claim. See, e.g., *Production Resource Group, L.L.C. v. Stonebridge Partners Equity Fund, L.P., 6 F. Supp. 2d 236, 1998 WL 278300,* at *4 (S.D.N.Y. May 22, 1998); *Press v. Chemical Investment Services Corp., 988 F. Supp. 375, 389 (S.D.N.Y. 1997); Bissell v. Merrill Lynch & Co.,* [*25] *937 F. Supp. 237, 242 (S.D.N.Y. 1996); Levitin v. PaineWebber, Inc., 933*

F. Supp. 325, 328 (S.D.N.Y. 1996); Manufacturers Hanover Trust Co. v. Smith Barney, Harris Upham & Co., 770 F. Supp. 176, 181 (S.D.N.Y. 1991). Stated somewhat differently: "'the 'in connection with requirement' mandates that the alleged fraud concern the fundamental nature of the [securities]: namely, characteristics and attributes that would induce [an] investor to buy or sell the particular securities.'" *Manufacturers Hanover, 770 F. Supp. at 181* (quoting *Kearney v. Prudential-Bache Sec., Inc., 701 F. Supp. 416, 424 (S.D.N.Y. 1988)); see also Production Resource, 6 F. Supp. 2d 236, 1998 WL 278300*, at *4. More recently, some courts have further distilled this concept to the requirement that the fraud must relate to the value of the securities. See, e.g., *Press, 988 F. Supp. at 389; Bissell, 937 F. Supp. at 242; Vigilant Ins. Co. v. C&F Brokerage Servs., 751 F. Supp. 436, 438 (S.D.N.Y. 1990).*

Here, defendants make three arguments in support of their position that the Complaint fails to meet this requirement. First, defendants argue that the alleged fraud did not concern "fundamental characteristics [*26] and attributes" of the securities. Second, they argue that Adler did not make any investment decisions and simply processed trades. Stated more colorfully, Ageloff alleges that Adler "was a large, complicated machine that processed trades" and nothing more. Ageloff Mem. at 16. Third, defendants claim that Judge Sweet's decision in *Alex Brown & Sons Inc. v. Marine Midland Banks, Inc., 1997 U.S. Dist. LEXIS 2342, No. 96 Civ. 2549 (RWS), 1997 WL 97837* (S.D.N.Y. March 6, 1997) is "indistinguishable" from this case and mandates dismissal. For the reasons that follow, I find that the Trustee has satisfied his burden of pleading fraud "in connection with the purchase or sale of any security."

The first argument, that the alleged fraud did not concern fundamental attributes of the stock, misses the point. The Complaint specifically alleges the following, all of which concern a stock's fundamental attributes: (1) the defendants lied to Adler when they told it that there were real buyers for the House Stocks in an attempt to make it appear that there was a stable market for the House Stocks (Complaint P 4); and (2) the defendants booked "sales" of the House Stocks at artificially high prices in order to obtain a higher [*27] SIPA liquidation claim when in fact there never were any "sales" and when the value of the House Stocks was far less than the price of the purported sales (Complaint P 49); see also Complaint P 64. A stable market, purported buyers and artificially high prices, all of these characteristics of a stock pertain to a stock's "fundamental nature" and are "characteristics and attributes that would induce [an] investor to buy or sell the particular securities." *Manufacturers Hanover, 770 F. Supp. at 181* (internal quotation marks omitted).

Defendants' second argument is that Adler did not make any investment decisions, but rather simply processed trades. In making it, defendants rely upon an oft-quoted passage from Chemical Bank in which Judge Friendly explained the reasons for the court's interpretation of the "in connection with requirement" discussed above:

> The purpose of § 10(b) and Rule 10b-5 is to protect persons who are deceived in securities transactions -- to make sure that buyers of securities get what they think they are getting and that sellers of securities are not tricked into parting with something for a price known to the buyer to be inadequate or for [*28] a consideration known to the buyer not to be what it purports to be.

726 F.2d at 943. From this point of reference, defendants basically argue that the Trustee fails to plead fraud "in connection with the purchase or sale" of securities because Adler never made a purchase, or an investment decision, in reliance upon anything the defendants said or did; rather, Adler processed trades and was only a guarantor that had no choice in the matter once Hanover collapsed. See Ageloff Mem. at 16. As the Trustee puts it, in an equally colorful gloss on Ageloff's "machine" analogy, Adler was a "machine that processed trades that, once turned on, could not be turned off." Trustee Mem. at 18.

To a certain extent, this is a bit like an argument looking for a home. The "in connection with requirement" focuses on whether the fraud relates to the characteristics of the securities themselves or something else which only incidentally involves securities. The requirement does not concern itself with what the plaintiff did with the fraudulently conveyed information. True enough, Judge Friendly's reasoning, in focusing on the "purpose" of the Act and the Rule, discusses the matter in terms that [*29] support defendants' argument, but that general reasoning should not be elevated to a specific requirement in the absence of some authority for doing so. The defendants have not cited any such authority. Rather than attempt to force this argument into the "in-connection-with" hole, it is more accurate to view it either as a variation of the standing argument (i.e., Adler was not a purchaser because it did not make investment decisions) or as a type of causation argument.

In a general sense, the former point has already been addressed, and, inasmuch as a forced purchaser, by definition, makes a purchase not based upon an independent deliberative process, but because some outside circumstance compels the transaction, Adler need not have made an independent investment decision prior to purchase in order to be a purchaser within Blue Chip. See *A.T. Brod, 375 F.2d at 395-97 & n.3* (holding that broker who was "compelled" to sell securities had standing to maintain a section 10(b) cause of action even though, by virtue of this compulsion, the broker was not an "investor" because the broker was "clearly a purchaser of securities"); *Vine, 374 F.2d at 635* (rejecting argument [*30] that a plaintiff "cannot be a defrauded seller because nothing was asked of him, no representations were made to him -- indeed . . . nothing had to be communicated to him" and instead reasoning that it is "precisely because [defendant] gives no choice to [plaintiff] . . . and the [plaintiff] must now exchange his shares for cash that [plaintiff] can now be deemed a seller"). Indeed, in Blue Chip the Court reasoned that establishment of the actual purchase or sale requirement has the benefit of creating a standard that depends upon an "objectively verifiable fact." *421 U.S. at 747.* Requiring a plaintiff also to demonstrate, at the standing stage of the analysis, that the purchase was made as a result of an independent deliberative process, a wholly subjective inquiry, runs counter to that reasoning. Here, the "objectively verifiable fact" is that Adler, based on the facts then known to it, assumed a guarantee function and, as a result, paid out nearly $ 70 million to the Favored Customers based on purchases that were never made at prices that were fraudulently inflated. See Complaint PP 7-8. Nothing more is required.

On the latter point, the Court of Appeals has held [*31] that "[a] statement cannot be fraudulent if it did not affect an investment decision of the plaintiff." *Mills v. Polar Molecular Corp., 12 F.3d 1170, 1175 (2d Cir. 1993).* Defendants seize upon the phrase "affect an investment decision" and argue that because Adler did not make "an investment decision," it cannot sustain this cause of action. There are two problems with this argument; one as a matter of law, the other as a matter of fact.

First, Mills did not involve a forced purchase or sale. In such cases, because the purchase or sale is forced, it is not the result of a plaintiff's "investment decision" (assuming, arguendo, that "investment decision" refers to a plaintiff's independent determination that a particular purchase or sale is a good idea) but rather is the result of some other set of circumstances that compel the plaintiff to enter into a transaction -- here, Adler's guarantee. See *Mallis, 568 F.2d at 829-30* (pledge agreement compelled a sale and purchase); *Vine, 374 F.2d at 635* (short form merger statute compelled the sale). I do not read Mills as somehow overruling the line of cases that discuss the forced purchaser doctrine.

Second, and perhaps [*32] more important, in the usual case, a clearing firm performs the somewhat ministerial task of clearing trades. In these circumstances, it does not make independent investment decisions. Nonetheless, and generally speaking, clearing firms retain the right to refuse to clear a trade. See generally Minnerop, supra, Bus. Law. at 845 ("Clearing firms seek to minimize their risk further by reserving the right to reject or terminate any introduced account and to decline to execute or clear any introduced order for the purchase or sale of securities for any reason."). More specifically, Adler has alleged that had it known the truth behind defendants' various misrepresentations, it would not have continued to clear Hanover's trades. See Complaint P 64; see also id. P 4. In this sense, Adler was not a forced purchaser inasmuch as Adler had a choice as to whether it would clear Hanover's trades and only did so in reliance upon Hanover's fraudulent misrepresentations. See *Isquith, 136 F.3d at 535* (describing a forced purchase as a purchase which results from "compulsion" and contrasting that to a non-forced sale in which the purchaser is "induced" into the transaction). Accordingly, [*33] the fraud alleged herein did "affect an investment decision" in the broader sense of a decision that involves an investment-related activity -- whether Adler would clear, and thus guarantee, Hanover's trades.

Finally, I reach defendants' specific reliance upon Alex Brown. There, Alex Brown & Sons Inc. ("Alex Brown") was a clearing broker for Monness, Crespi, Hardt & Co. ("Monness Crespi"). Defendant Marine Midland Bank ("Marine") acted as a custodian and paying agent for Stanley I. Berk, along with two other entities controlled by Berk (collectively, "Berk"). Marine extended credit to Berk and paid for securities purchased by Berk. See *Alex Brown, 1997 U.S. Dist. LEXIS 2342, 1997 WL 97837*, at *1. Berk directed Monness Crespi to make several trades, and Alex Brown acted as clearing agent. Marine "affirmed" these trades, which means that Marine reviewed them, determined that the quantity, price, net purchase money and account instructions comported with Berk's instructions, and represented to Alex Brown that the trades would settle as scheduled. See id. at *2.

Without discussing the details of why what should have been a straightforward transaction went awry (see id. at *2-3 for Judge Sweet's [*34] discussion of those details), for present purposes it suffices to observe that the fraud alleged by Alex Brown "related to whether Berk had funds available to effectuate the purchases." Id. at *5. Applying the rule articulated in the cases discussed supra, Judge Sweet concluded that "Alex Brown fails to state a claim for securities fraud because the alleged misrepresentations and omissions pertain not to the securities themselves, but to the status of Berk's credit and the availability of funds in his account." Id. at *6. Again, the defendants here argue that Alex Brown is "indistinguishable" and that its reasoning "squarely" applies. Ageloff Mem. at 17. I disagree.

Alex Brown's complaint failed to state a claim because the fraud pertained to Berk's credit and the availability of funds in Berk's account. Admittedly, issues concerning Hanover's creditworthiness and the availability of its funds are not irrelevant to this matter. It was the collapse of Hanover's creditworthiness and its inability to pay for the fake "buys" that led to Adler being forced to guarantee these transactions. But the alleged fraud also related to other matters; namely, as discussed supra, whether [*35] there was a stable market for the House Stocks, whether there were buyers for the House Stocks and whether the defendants accurately represented the value of the House Stocks. Alex Brown did not make such allegations, and the decision is, therefore, distinguishable. See *Production Resource Group, 6 F. Supp. 2d 236, 1998 WL 278300*, at *4 (observing that in Alex Brown the court held that the claim should be dismissed because "the alleged misrepresentation did not 'relate to the fundamental investment attributes of the securities' but instead related to whether the purchaser of the securities had funds available to effectuate the purchases." (quoting *Alex Brown, 1997 U.S. Dist. LEXIS 2342, 1997 WL 97837*, at *5)). n8

n8 Nonetheless, the defendants are correct that, in this sweeping complaint, some of the Trustee's allegations concern matters that are not related to the House Stocks' fundamental attributes. For example, the Trustee alleges that Hanover was in violation of its minimum net capital requirement and that Hanover intentionally failed to disclose this fact to Adler. See Complaint PP 43-44. While such an allegation may be sufficient to state a claim for common law fraud, it is, in light of the standard for the in connection with requirement, not a proper allegation of securities fraud. This claim, basically that Hanover could not afford to purchase the House Stocks that it was purportedly buying, is virtually identical to the type of fraud that Judge Sweet found non-actionable in Alex Brown. Accordingly, the Trustee may not proceed on this theory under its section 10(b) and rule 10b-5 cause of action.

[*36]

IV. Failure to State a Claim and Sufficiency of the Pleadings

Many of the defendants made motions to dismiss for either failure to state a claim under *Fed. R. Civ. P 12(b)(6)* or failure to plead fraud with the requisite level of particularity under *Fed. R. Civ. P. 9(b)*, or both. These two inquiries are distinct and are analyzed separately below. In addition, some of the defendants' claims are addressed separately because of the different roles the defendants played in the alleged schemes. For the reasons that follow, these motions are granted in part and denied in part.

A. Ageloff

Defendant Ageloff makes two distinct arguments as to why the Complaint should be dismissed as against him. The first, brought pursuant to *Fed. R. Civ. P. 12(b)(6)*, is based upon his view that the Complaint fails to allege, as a matter of law, that he is a primary violator of section 10(b). For the reasons that follow, this aspect of the motion is denied. Second, as to all three of the causes of action -- the section 10(b), controlling person liability and New York Common law claims -- Ageloff argues that the Complaint does not set forth its allegations with sufficient specificity. For the [*37] reasons that follow, this aspect of the motion is granted.

1. Federal Security Claims -- Failure to State a Claim as a Matter of Law

Two important decisions form the backdrop to this portion of the motion to dismiss. In *Central Bank of Denver v. First Interstate Bank of Denver, 511 U.S. 164, 128 L. Ed. 2d 119, 114 S. Ct. 1439 (1994)*, the Supreme Court held that [HN7] a litigant may not bring a cause of action for aiding and abetting a section 10(b) violation, and in *Dinsmore v. Squadron, Ellenoff, 135 F.3d 837 (2d Cir. 1998)*, the Court of Appeals held, for virtually the same reasons, that a cause of action does not exist for conspiracy to violate section 10(b). As a result, the only form of section 10(b) liability which remains viable is primary liability. Ageloff contends that the Trustee has not alleged that he is a primary violator. For the reasons that follow, I disagree, and this aspect of the motion is denied.

Ageloff asserts that "there are no particulars about anything that Ageloff ever said to or withheld from Adler, Coleman. To the contrary, the Complaint concedes that Adler, Coleman did not receive any information from Ageloff whatever." Ageloff Mem. at 21 (citing Complaint P 34). In reliance upon, [*38] inter alia, *In re MTC Elec. Techs. Shareholders Lit., 898 F. Supp. 974 (E.D.N.Y. 1995)*, reargument granted and vacated in part on other grounds, *993 F. Supp. 160 (S.D.N.Y. 1997),* Ageloff argues that the Trustee fails to state a claim because "a defendant must actually make a false or misleading statement in order to be held liable under Section 10(b)." Id. at 987; see also Ageloff Mem. at 20. According to Ageloff, the holding in MTC Elec. is consistent with the broader implications of Central Bank and the conclusion that Ageloff is not a primary violator of the securities laws because the Complaint does not allege that he ever made a false statement to Adler.

The Trustee responds by arguing that Ageloff is liable as a primary violator because "Central Bank does not purport to protect from liability those who direct and coordinate fraudulent conduct simply because those lower down the chain of command were primarily responsible for implementing the fraud." Trustee Mem. at 27. For this proposition, the Trustee relies upon the Court of Appeals' decision in *SEC v. First Jersey Securities, Inc., 101 F.3d 1450 (2d Cir. 1996),* cert. denied, *139 L. Ed. 2d 21, 118 S. Ct. 57* [*39] *(1997).* More specifically, and critical to resolution of this motion, the Trustee argues that such a theory is supported by the holding in First Jersey:

> Primary liability may be imposed "not only on persons who made fraudulent misrepresentations but also on those who had knowledge of the fraud and assisted in its perpetration." *Azrielli v. Cohen Law Offices, 21 F.3d 512, 517 (2d Cir. 1994).*

101 F.3d at 1471. The Trustee relies upon other authorities to similar effect. See *In re U.S.A. Classic Sec. Lit., 1995 U.S. Dist. LEXIS 8327, No. 93 Civ. 6667 (JSM), 1995 WL 363841,* at *5 (S.D.N.Y. June 19, 1995) ("Central Bank does not limit the liability of those who participate in a scheme to defraud[.]"); *Primavera Familienstiftung v. Askin, 1996 U.S. Dist. LEXIS 12683, No. 95 Civ. 8945 (RWS), 1996 WL 494904,* at *7 (S.D.N.Y. Aug. 30, 1996) (same), reargument granted and vacated in part on other grounds, *1996 U.S. Dist. LEXIS 14845, 1996 WL 580917* (S.D.N.Y. Oct. 9, 1996). Based upon these legal theories, the Trustee basically argues that it is irrelevant that Ageloff did not make any direct representations to Adler because it is sufficient, particularly under First Jersey, that Ageloff "coordinated and directed sophisticated securities [*40] frauds[.]" Trustee Mem. at 28.

The starting point for resolving this dispute is the decision upon which the Trustee places principal reliance, First Jersey. There, the SEC brought an enforcement action against, inter alia, Robert E. Brennan ("Brennan") based on both primary and controlling person liability. After a lengthy bench trial, the district court found Brennan liable on both counts. See *101 F.3d at 1460-61 & 1471.* On appeal, Brennan disputed the adequacy of both findings, but the Court of Appeals affirmed. See *id. at 1472-74.*

With respect to primary liability, the Court of Appeals agreed with the district court that "the degree of oversight needed to coordinate the activities carried out by dozens of branch offices throughout the United States, and hundreds, if not thousands, of sales representatives, supports the . . . determination that the illegal activity [engaged in by the defendant corporation] could only have occurred at the direction of First Jersey's upper-level management, [i.e., Brennan]." *Id. at 1471.* The Court of Appeals also agreed with the district court that Brennan "engaged in purposeful planning of the pattern and repeated format [*41] of trading in which the respective branch offices engaged and that he orchestrated every facet of First Jersey's branch office network." *Id. at 1471-72* (internal quotation marks and citation omitted).

In opposing these findings, Brennan argued, in reliance upon *Universal Heritage Investments Corp., 47 S.E.C. 839 (1982),* that his conduct amounted only to controlling person, not primary, liability. The Court of Appeals disagreed and held that because Brennan "orchestrated" and was "intimately involved in" or had "hands on involvement in" the critical decisions, his liability was more than just controlling person liability. See *101 F.3d at 1472* (internal quotation marks and citation omitted). In brief, the Court of Appeals held that Brennan was liable as a primary violator because he "orchestrated" the fraud engaged in by First Jersey. See id.

As quoted above, First Jersey appeared to reach this result in reliance upon the view that primary liability remains where an individual has "'knowledge of the fraud and assisted in its perpetration.'" *101 F.3d at 1471* (quoting *Azrielli, 21 F.3d at 517).* First Jersey was decided after the Court's decision in Central Bank [*42] . Much like this knowledge and assistance standard, in Central Bank, the Tenth Circuit had held that aiding and abetting liability attaches where, inter alia, there is: "[1] recklessness by the aider and abettor as to the existence of the primary violation; and [2] substantial assistance given to the primary violator by the aider and abettor." *Central Bank, 511 U.S. at 168* (citation omitted). Of course, the Court rejected the view that such a theory of liability exists in a section 10(b) cause of action. Comparing the knowledge and assistance standard in First Jersey to the standard rejected by the Court in Central Bank, it appears that the two are virtually identical, and that First Jersey is therefore inconsistent with Central Bank.

More directly, the authority which First Jersey relied upon and quoted from, Azrielli, is a pre-Central Bank decision (in fact, it was decided a mere thirteen days before Central Bank). Azrielli, in turn, relied exclusively upon that portion of *IIT Int'l Investment Trust v. Cornfeld, 619 F.2d 909, 927 (2d Cir. 1980),* in which the Court of Appeals adopted and set forth the elements for an aiding and [*43] abetting cause of action. See *Azrielli, 21 F.3d at 517* (discussing *IIT Int'l Investment Trust, 619 F.2d at 922-927).* Indeed, in Central Bank, the dissent cited IIT Int'l Investment Trust as the representative decision from the Court of Appeals in which the Second Circuit recognized a private cause of action for aiding and abetting liability. See *Central Bank, 511 U.S. at 192 n.1;* see also *Wright v. Ernst & Young LLP, 152 F.3d 169, 1998 U.S. App. LEXIS 18179, 1998 WL 455600,* at *7 (2d Cir. 1998) (noting that the knowledge and substantial assistance prongs of IIT Int'l Investment Trust "are two of the three prongs for pre-Central Bank aiding and abetting liability"). As a result, it appears that the knowledge and assistance standard adopted in First Jersey is identical to the aiding and abetting standard rejected by the Court in *Central Bank. Cf. In re Blech Sec. Lit., 961 F. Supp. 569, 584 (S.D.N.Y. 1997)* (citing Azrielli as a pre-Central Bank case in which the Court of Appeals set forth the standard for aiding and abetting liability and holding that such a claim is not viable after Central Bank); n9 *Lycan v. Walters, 904 F. Supp. 884, 901 n.12 (S.D.* [*44] *Ind. 1995)* (declining to follow Azrielli because it predates Central Bank and is inconsistent therewith). But see *In re Health Management, Inc. Sec. Lit., 970 F. Supp. 192, 209 (E.D.N.Y. 1997)* (following First Jersey and the knowing and assistance standard to uphold a section 10(b) cause of action).

> n9 Interestingly, in a footnote, Blech indicated that the Court of Appeals "has provided some guidance on the fate of claims against 'secondary' actors" and specifically quoted from the knowing and assistance language in *First Jersey. 961 F. Supp. at 583 n.5.* The Blech court, also in this footnote, noted that First Jersey relied upon Azrielli. See id. It was, however, only in the body of the opinion that Blech specifically pointed out that Azrielli was a pre-Central Bank decision that adopted an aiding and abetting standard. See *id. at 584.*

The net effect of all of this strongly suggests that the knowledge and assistance standard adopted in First Jersey is inconsistent [*45] with the holding of the Court in Central Bank. Because the Trustee places virtually exclusive reliance upon it, this would seem to require granting Ageloff's motion. Indeed, two more recent decisions from the Court of Appeals intimate that the court recognizes as much and is retreating from the holding in First Jersey.

In *Shapiro v. Cantor, 123 F.3d 717 (2d Cir. 1997),* the Court of Appeals addressed a private action claim against, among others, an accounting firm. The court noted that in First Jersey it held "the president of a brokerage firm primarily liable for orchestrating the manipulative acts of multiple branch offices in the sale of securities at excessive prices." *Id. at 720* (emphasis added and citation omitted). Immediately following this characterization of the holding, the court began a passage that appears to indicate a retreat from this holding:

> Some district courts within this circuit have strictly applied the holding of Central Bank. For example, in *In re MTC Elec. Techs. Shareholders Litig., 898 F. Supp. 974, 987 (E.D.N.Y. 1995),* the district judge concluded:
>
> > If Central Bank is to have any real meaning, a defendant [*46] must actually make a false or misleading statement in order to be held liable under Section 10(b). Anything short of such conduct is merely aiding and abetting, and no matter how substantial that aid may be, it is not enough to trigger liability under section 10(b). n10
>
> See also *In re JWP Inc. Sec. Litig., 928 F. Supp. 1239, 1255-56 (S.D.N.Y. 1996)* (dismissing misrepresentation claims against audit committee defendants where those defendants did not actually make the misrepresentations). Similarly, the Tenth Circuit observed:
>
> > Reading the language of § 10(b) and 10b-5 through

> the lens of Central Bank of Denver, we conclude that in order for accountants to "use or employ" a "deception" actionable under the antifraud law, they must themselves make a false or misleading statement (or omission) that they know or should know will reach potential investors. In addition to being consistent with the language of the statute, this rule, though far from a bright line, provides more guidance to litigants than a rule allowing liability to attach to an accountant or other outside professional who provided "significant" or "substantial" assistance to the representations of [*47] others.
>
> *Anixter v. Home-Stake Prod. Co., 77 F.3d 1215, 1226-27 (10th Cir. 1996).*

Shapiro, 123 F.3d at 720 (footnote not in original). After discussing these authorities, the Court of Appeals held, in contrast to the knowing and assistance standard discussed in First Jersey, that

> allegations of "assisting," "participating in," "complicity in" and similar synonyms . . . all fall within the prohibitive bar of Central Bank. A claim under § 10(b) must allege a defendant has made a material misstatement or omission indicating an intent to deceive or defraud in connection with the purchase or sale of a security. *McMahan & Co. v. Wherehouse Entertainment, Inc., 900 F.2d 576, 581 (2d Cir. 1990).*

123 F.3d at 720-21 (footnote omitted). Thus, Shapiro strongly suggests that "orchestration" of misstatements or omissions is not enough to sustain primary liability, and that a plaintiff must allege, as Ageloff argues herein, that a defendant made a material misstatement or omission in order to be liable under section 10(b).

n10 I note here that this is the same authority which Ageloff relies upon in his moving memorandum of law, and to which the Trustee countered by relying upon First Jersey.

[*48]

In *Wright v. Ernst & Young LLP, 152 F.3d 169, 1998 U.S. App. LEXIS 18179, 1998 WL 455600 (2d Cir. 1998),* which also involved an action against an accounting firm, the Court of Appeals reaffirmed the holding in Shapiro against an attempt to rely upon First Jersey. See id. at *1, *4 & *6-8. Nonetheless, the court's discussion of First Jersey is a bit more equivocal on the question of its ongoing vitality than language in Shapiro may have otherwise suggested:

> [In First Jersey, w]e held Brennan liable for securities fraud in his capacity as a "controlling person," that is, for fraud planned and directed by upper level management. Here, we confront fraud alleged by accountants -- secondary actors who may no longer be held primarily liable under § 10(b) for mere knowledge and assistance in the fraud.

Id. at *7 (citation omitted). As discussed in greater detail below, by contrasting the holding in First Jersey in this manner, the Court of Appeals suggested that First Jersey is distinguishable from Shapiro and Wright and that the holding may still be relevant notwithstanding Shapiro's implications. This still leaves the problem, however, of how [*49] to reconcile First Jersey's knowledge and assistance standard with Central Bank. n11 The last of the quartet of cases relevant to this dispute solves that aspect of the puzzle.

n11 Curiously, and perhaps mindful of this very issue, the court pointed out that in 1995, in the Private Securities Litigation Reform Act ("PSLRA"), Congress granted the SEC the authority to bring enforcement actions against individuals who "'knowingly provide[] substantial assistance to another person." Id. at *7 (quoting *15 U.S.C. § 78t*(f)). First Jersey was an SEC enforcement action, but this provision was not discussed in First Jersey, and the timing issues are not entirely clear. See *SEC v. U.S. Environmental, Inc., 155 F.3d 107, 1998 U.S. App. LEXIS 21416, 1998 WL 559027,* at *6 (2d Cir. 1998) (discussing this same provision and noting that it "remains unclear" whether the SEC can rely upon it for conduct that occurred prior to

> passage of the PSLRA). In any event, unlike First Jersey, this action is a private action, and in Wright the court specifically indicated that this provision "did not create a private cause of action." *152 F.3d 169, 1998 U.S. App. LEXIS 18179, 1998 WL 455600,* at *7.

[*50]

In *SEC v. U.S. Environmental, Inc., 155 F.3d 107, 1998 U.S. App. LEXIS 21416, 1998 WL 559027 (2d Cir. 1998),* in contrast to both Shapiro and Wright, the Court of Appeals addressed a claim asserted against a non-secondary actor, John Romano ("Romano"). Romano was a registered trader with one of the defendant broker-dealers, Castle Securities Corporation ("Castle"). The amended complaint alleged that Romano engaged in a scheme to inflate the value of the stock of U.S. Environmental ("USE"). In addition, the amended complaint alleged that Romano engaged in this scheme with Mark D'Onofrio, USE's stock promoter. See id. at *1.

The district court granted Romano's motion to dismiss pursuant to Rule 12(b)(6) on the sole ground that the SEC had not alleged that Romano was a primary violator as required by Central Bank. The district court reasoned that Romano only "followed directions from D'Onofrio" and "did not himself make" any unlawful sales. See id. at *2 (internal quotation marks and citation omitted). Moreover, the district court held that where a claim is based on a market manipulation theory, a manipulative intent is required, as opposed to mere knowledge or recklessness, and [*51] that Romano did not "manipulate USE stock because he did not himself have a manipulative purpose." Id. (internal quotation marks and citation omitted).

In reversing the district court's order, the Court of Appeals cited and discussed First Jersey and Shapiro. Significantly, however, the Court of Appeals did not refer to either the knowledge and assistance standard articulated in First Jersey or the must-make-a-statement-or-omission standard of Shapiro. See id. at *3 & *5. Instead, the court focused on the critical reasoning of Central Bank which emphasized that primary liability attaches to those who "'engage in the manipulative or deceptive practice.'" Id. at *3 (quoting *Central Bank, 511 U.S. at 167).* The court emphasized similar language from First Jersey and observed "that a primary violator is one who 'participated in the fraudulent scheme' or other activity proscribed by the securities laws." Id. (quoting *First Jersey, 101 F.3d at 1471).*

Applying this standard to the allegations in the amended complaint, the Court of Appeals concluded that primary liability was properly alleged:

> Romano . . . did not simply fail to disclose [*52] information when there was no duty to do so, as in Shapiro, or fail to prevent another party from engaging in a fraudulent act, as in Central Bank, when there existed no duty to prevent such. Rather, Romano himself "committed a manipulative act," *Central Bank, 511 U.S. at 177,* by effecting the very buy and sell orders that manipulated USE's stock upward.

U.S. Environmental, 155 F.3d 107, 1998 U.S. App. LEXIS 21416, 1998 WL 559027, at *5. In more powerful terms, the Court of Appeals held that "if the trader who executes manipulative buy and sell orders is not a primary violator, it is difficult to imagine who would remain liable after Central Bank." Id.

A few points about alleging primary liability under section 10(b) emerge from reading these cases together. First, to the extent that Shapiro suggested that First Jersey was wrongly decided, Wright, and more forcefully U.S. Environmental, confirm that that is not the case. In Wright the court appeared to distinguish it, and in U.S. Environmental the court affirmatively relied upon it. As a result, First Jersey is still controlling, but two pressing questions remain with regard to its relevance to the present dispute: [*53] (1) what effect, if any, does Shapiro's holding that a primary violator must actually make a material misstatement have with regard to the Trustee's claims; and (2) what is the status of the holding in First Jersey that knowledge and assistance is sufficient to establish primary liability.

Turning to the first question, in U.S. Environmental the Court of Appeals made clear that making a material misstatement or omission, as required under Shapiro, is but one of two ways to prove primary liability. See, *155 F.3d 107, 1998 U.S. App. LEXIS 21416, 1998 WL 559027* at *5 (section 10(b) "'prohibits only the making of a material misstatement (or omission) or the commission of a manipulative act'" (quoting *Central Bank, 511 U.S. at 177)* (emphasis added)). Again, it is significant that while discussing Shapiro in U.S. Environmental, the Court of Appeals never suggested that Romano was not liable because he did not make a material misstatement or omission. Instead, the court focused exclusively on whether he engaged in a manipulative act. Accordingly, and notwithstanding the holding in Shapiro, Ageloff is incorrect in arguing that he must, in order to be a primary violator, make a material misstatement [*54] or omission. n12 n12 It is also worth noting that both Shapiro and Wright (as well as Central Bank) involved so-called secondary actors in the securities markets, i.e., accountants and lawyers. Shapiro and Wright both struggled with the very difficult question of how to allege primary liability as to those actors, which, as Central Bank discussed at some length, involves unique policy and statutory construction issues. In contrast, First Jersey and U.S. Environmental both involved non-secondary actors, or individuals who work exclusively in the securities industry, i.e., brokers, traders and principals in broker-dealers. Part of what may have troubled the courts in both Shapiro and Wright vis-a-vis First Jersey is the problem of importing a standard of liability for non-secondary actors into a secondary actor context. This is not to suggest that the two standards are never interchangeable, they may very well be. I do not express an opinion on this issue (even assuming it to be an "issue"), I only point this out to suggest that some of the problems in interpreting First Jersey through the lenses of both Shapiro and Wright may be explained by this distinction.

[*55]

This leaves unresolved the second problem, i.e., what to make of the knowledge and assistance standard articulated in First Jersey. As discussed supra, I have little doubt that Azrielli is no longer good law after Central Bank, and that a plaintiff cannot establish primary liability by alleging knowledge of a fraud and assistance therein, as suggested by First Jersey. Nonetheless, the conduct engaged in by Brennan in First Jersey seems as if it should amount to something more than aiding and abetting liability. What intuition suggests U.S. Environmental confirms. Indeed, the court cited and discussed specific language from First Jersey which indicates that in First Jersey the court may have been relying upon the same standard articulated in U.S. Environmental, i.e., participating in a fraudulent scheme or committing a fraudulent act. In any event, Brennan's conduct, when analyzed under that standard of liability, was sufficient to establish primary liability. By "orchestrating" the fraud and by virtue of his "hands-on involvement" in it, Brennan participated in a fraudulent scheme. Accordingly, while the Trustee errs in relying upon the [*56] knowledge and assistance standard of First Jersey, the result reached in First Jersey is in accord with the theory of liability articulated in U.S. Environmental.

This is an awfully long journey to reach the ultimate issue that must be resolved here: whether the complaint pleads, as a matter of law, that Ageloff is a primary violator of section 10(b). I find that it does. For the reasons stated above, [HN8] the Trustee need not allege that Ageloff made a material misstatement; it is enough if the Complaint alleges that Ageloff participated in a fraudulent scheme or committed a fraudulent act. I recognize that U.S. Environmental involved a trader, and Ageloff argues that he was not a trader but only a supervisor. However, nothing in U.S. Environmental even remotely suggests that the standard it articulated is limited to traders. In the absence of such a per se prohibition, the only issue is whether Ageloff, a non-trader, can meet that standard since he did not, as did Romano, actually execute trades.

For many of the same reasons that Brennan in First Jersey could be liable under this standard, so, too, can Ageloff. Like Brennan, Ageloff is alleged to have "initiated, [*57] approved, directed, and carried out the entire scheme." Complaint P 60(a). In addition, the Complaint alleges that Ageloff was the "primary undisclosed principal behind Hanover, and the sales manager for Hanover's brokers." Id. P 14. Other allegations are to a similar effect. See, e.g., id. P 37 (alleging that "real control of the firm rested with" Ageloff; that Ageloff and Catoggio "ran the company" and possessed contracts giving them up to 65% of Hanover's profits; and that Ageloff "shouted, threatened and physically attacked Hanover's brokers"); id. P 69 (alleging that Ageloff and Catoggio "through intimidation or otherwise held the most authority at the firm, including the ability to hire and fire employees"; that they "monitored all of the brokers and oversaw all of the trading and sales activity" and that they "were able to control every facet of Hanover's operations").

Accordingly, Ageloff's Rule 12(b)(6) motion must be denied. Much like the claims of "orchestration" in First Jersey, the Complaint alleges a level of participation in the fraud sufficient to hold that, in the context of this motion, Ageloff participated in a fraudulent scheme. As U.S. Environmental [*58] makes clear, that is enough to allege primary liability. The question of whether, under Rule 9(b), the Complaint's allegations are sufficiently specific is a separate and distinct question, and it is that matter that I turn to next.

2. Federal Security Claims -- Sufficiency of the Pleadings

I turn now to that portion of Ageloff's motion which argues that the Complaint's allegations are not pled with sufficient particularity. Ageloff makes this claim with respect the section 10(b), controlling person and New York common law of fraud claims. In the analysis that follows I first set forth the Complaint's allegations concerning Ageloff. Second, I address the standard to be applied to such a motion with respect to each of these claims. Third, I apply these standards to the allegations in the Complaint. For the reasons that follow, I hold that the Complaint, as to Ageloff, does not plead these claims with the requisite specificity.

a. The Allegations Against Ageloff

The Complaint alleges, and I must accept as true, the following relevant facts. In the broadest and most conclusory of terms, the Complaint generally alleges that Ageloff "initiated, approved, directed, and carried [*59] out the entire scheme." Complaint P 60(a). Ageloff was also the "primary undisclosed principal behind Hanover, and the sales manager for Hanover's brokers." Id. P 14. Finally, Ageloff was partially responsible for negotiating the contract between Hanover and Adler. See id. P 5.

At its most specific, the Complaint alleges as follows:

> Real control of the firm rested with a violent and domineering man, Ageloff, and his associate, Catoggio, the head trader. Although the regulatory records do not indicate that the two were officers or owners, Ageloff and Catoggio, ran the company, and they had contracts giving them up to 65% of Hanover's profits. Ageloff was the sales manager, and he shouted, threatened and physically attacked Hanover's brokers. Ageloff and Catoggio had a special recording device that enabled him to listen in on the calls of any broker. The Trustee is aware of no significant meetings at Hanover at which either Ageloff or Catoggio or both did not participate.

Complaint P 37. In addition, the Complaint alleges that

> Ageloff and Catoggio through intimidation or otherwise held the most authority at the firm, including the ability to hire and [*60] fire employees. They monitored all of the brokers and oversaw all of the trading and sales activity. Working directly with Hanover brokers in Hanover's New York office and monitoring and controlling all trading from Hanover's Florida office, Ageloff, Catoggio, Schatzer, and Ashenfarb were able to control every facet of Hanover's operations. All four were directly involved in the fraud, deceit, and market manipulation described herein.

Complaint P 69.

These allegations constitute the totality of the allegations concerning Ageloff. With them in mind, I turn to the standards to be applied to determine their sufficiency.

b. Section 10(b) Claims

In 1995, Congress passed the Private Securities Litigation Reform Act ("PSLRA"), and its passage has generated considerable confusion on the question of the controlling standard for pleading a section 10(b) claim. Relevant to the present matter is section 21(b)(2), which provides as follows:

> [HN9]
> In any private action arising under this chapter in which the plaintiff may recover money damages only on proof that the defendant acted with a particular state of mind, the complaint shall, with respect to each act or omission alleged [*61] to violate this chapter, state with particularity facts giving rise to a strong inference that the defendant acted with the required state of mind.

15 U.S.C. § 78u-4(b)(2). The issue that has generated the confusion is exactly how this "strong inference" standard relates to prior decisions by the Court of Appeals in which this standard was first articulated. The Trustee invites me to avoid this debate by stipulating that, under even the most stringent standard, the Complaint adequately alleges a section 10(b) violation. See Trustee Mem. at 24 n.12. Under the circumstances, I accept the invitation and address the debate only briefly to set forth precisely what the most stringent standard is.

Prior to the PSLRA's passage, the Court of Appeals held that a section 10(b) claim, which is subject to *Fed. R. Civ. Proc. 9(b)*, must satisfy two distinct but related pleading requirements. First, because Rule 9(b) provides that "the circumstances constituting fraud . . . [must] be stated with particularity[,]" the Court of Appeals required a plaintiff to: "'(1) specify the statements that the plaintiff contends were fraudulent, (2) identify the speaker, (3) state where and when [*62] the statements were made, and (4) explain why the statements were fraudulent.'" *Shields v. Citytrust Bancorp, Inc., 25 F.3d 1124, 1127-28 (2d Cir. 1994)* (quoting *Mills v. Polar Molecular Corp., 12 F.3d 1170, 1175 (2d Cir. 1993)* (citation omitted)). This standard, or one nearly identical to it, was codified in the PSLRA. See *15 U.S.C. § 78u-4*(b)(1). Second, although Rule 9(b) provides that "malice, intent, knowledge, and other condition of mind of a person may be averred generally," the Court of Appeals required plaintiffs "to allege facts that give rise to a strong inference of fraudulent intent" in order to give meaning to Rule 9(b)'s overall purpose. See *Shields, 25 F.3d at 1128;* see also *Chill v. General Elec. Co., 101 F.3d 263, 267 (2d Cir. 1996).* A "strong inference" can be shown either "(a) by alleging facts to show that defendants had both motive and opportunity to commit fraud, or (b) by alleging facts that constitute strong circumstantial evidence of conscious misbehavior or recklessness." *Shields, 25 F.3d at 1128;* see also *Chill, 101 F.3d at 267.*

As noted supra, section 78u-4(b)(2) of the PSLRA adopted the Court of Appeals' "strong inference" [*63] standard. Although that would perhaps seem to resolve the matter, the question is whether Congress also adopted the various means of proving that standard, i.e., motive and opportunity and strong circumstantial evidence of conscious misbehavior or recklessness. Courts have reached different conclusions. See, e.g., *Novak v. Kasaks, 997 F. Supp. 425, 429-30 (S.D.N.Y. 1998); In re Gelnayre Tech., Inc. Sec. Lit., 982 F. Supp. 294, 297-98 (S.D.N.Y. 1997); In re Health Management, 970 F. Supp. at 200-01; In re Baesa Sec. Lit., 969 F. Supp. 238, 241-42 (S.D.N.Y. 1997); Norwood Venture Corp. v. Converse Inc., 959 F. Supp. 205, 208 (S.D.N.Y. 1997).* n13 Although these courts have debated the question of whether the motive and opportunity prong, along with the recklessness standard, survive adoption of section 78u-4(b)(2), no one disputes that the conscious misbehavior standard remains viable inasmuch as that is the most stringent of the three formulations. See *Friedberg v. Discreet Logic Inc., 959 F. Supp. 42, 49 & n.2 (D. Mass. 1997)* (indicating that the conscious misbehavior standard is more restrictive than both the motive and opportunity and recklessness standards). [*64] As a result, I shall apply this standard to the Complaint.

n13 Cases addressing this split are pending in the Ninth and Sixth Circuit Courts of Appeals. See Dominic Bencivenga, Appeal Reveals Reform Act's Tortured History, N.Y.L.J., June 11, 1998, at 5.

The problem with the Complaint is not so much that it fails to allege facts to support the inference that Ageloff engaged in conscious misbehavior, the problem is that the Complaint does not provide, with any degree of specificity, facts concerning what Ageloff is alleged to have done. As a result, Ageloff's motion must be granted, not because the Complaint fails to adequately plead scienter, but because, pursuant to the first aspect of Rule 9(b), the Complaint fails to allege "with particularity" the "circumstances constituting fraud[.]" To be sure, the fraud itself is described in considerable detail, as discussed supra and as addressed in more detail infra in connection with the allegations against the other defendants. But as to Ageloff's [*65] role in the fraud, most of the Complaint's allegations speak in broad and conclusory terms about what he did without providing any specific information. A few examples illustrate the point.

The Complaint alleges that Ageloff was "a violent and domineering man" and that he "shouted, threatened and physically attacked Hanover's brokers." Complaint P 37. These allegations are pled without connecting this conduct to the alleged fraud. Did Ageloff physically attack Hanover's brokers in order to compel them to execute trades? If so, when and where did he do so, and what exactly did he do? The answers to these questions provide the type of information that Rule 9(b) requires, but which the Complaint noticeably lacks. Similarly, the allegation that Ageloff possessed "a special recording device that enabled him to listen in on the calls of any broker[,]" Complaint P 37, tells us nothing, without more, about how Ageloff utilized this device, common in this industry, in furtherance of the fraud. The same problem exists with respect to the claim that Ageloff "monitored all of the brokers and oversaw all of the trading and sales activity." Complaint P 69. There is nothing else alleged about [*66] that activity that helps to provide specific information as to how precisely that conduct is linked to the fraud. Finally, the Complaint alleges that "the Trustee is aware of no significant meetings at Hanover at which either Ageloff or Catoggio or both did not participate." Complaint P 37. Putting aside the somewhat awkward phrasing of this allegation, it, too, tells us nothing about what transpired at these "significant meetings" and whether the fraud was even discussed, let alone discussed by Ageloff. Assuming that he did discuss it, the Complaint should tell us when these meetings took place and some indication about what Ageloff is alleged to have said and how it relates to the fraud. For all of these reasons, I find that the Complaint fails to satisfy Rule 9(b)'s pleading requirements.

C. Controlling Person Liability

Although one would think, and hope, that the standard to be applied to a motion to dismiss a section 20(a) claim is well-established, the opposite is all too unfortunately the case. See, e.g., *In re Health Management, 970 F. Supp. at 205-06* (discussing the intra-circuit split); *In re Gaming Lottery Sec. Lit., 1998 U.S. Dist. LEXIS 7926,* *25, *No. 96 Civ. 5567 (RPP), 1998 WL 276177,* [*67] at *8 n.11 (S.D.N.Y. May 29, 1998); *Baxter v. A.R. Baron & Co., 1996 U.S. Dist. LEXIS 15098, No. 94 Civ. 3913 (JGK), 1996 WL*

586338, at *5-6 (S.D.N.Y. Oct. 11, 1996); *Food & Allied Serv. Trades Dept. v. Millfeld Trading Co., 841 F. Supp. 1386, 1390-91 (S.D.N.Y. 1994)*. In *Duncan v. Pencer, 1996 U.S. Dist. LEXIS 401, No. 94 Civ. 0321 (LAP), 1996 WL 19043* (S.D.N.Y. Jan. 18, 1996), I discussed this conflict at some length, and the two lines of decisions it has generated. In the first, in reliance upon *Lanza v. Drexel & Co., 479 F.2d 1277 (2d Cir. 1973)* and *Gordon v. Burr, 506 F.2d 1080, 1081 (2d Cir. 1974)*, the courts have held that a plaintiff must plead control and either scienter or culpable conduct in order to withstand a motion to dismiss. See *Duncan, 1996 U.S. Dist. LEXIS 401, 1996 WL 19043*, at *17. In the second, in reliance upon *Marbury Management, Inc. v. Kohn, 629 F.2d 705, 716* (2d Cir.), cert. denied, *449 U.S. 1011, 66 L. Ed. 2d 469, 101 S. Ct. 566 (1980)*, the courts have held that only an allegation of control is necessary. See *Duncan, 1996 U.S. Dist. LEXIS 401, 1996 WL 19043*, at *17. In Duncan, I agreed with the reasoning of the courts in the second line of decisions. See id. at *17-18. Ageloff makes two arguments, both of apparent first impression, in support of his position [*68] that Duncan, and the cases which reached the same result, are no longer good law.

First, Ageloff argues that in First Jersey the Court of Appeals resolved the split when it set forth the controlling standard for establishing a prima facie case for a section 20(a) violation:

> In order to establish a prima facie case of controlling-person liability, a plaintiff must show a primary violation by the controlled person and control of the primary violator by the targeted defendant, see *Marbury Management, Inc. v. Kohn, 629 F.2d at 715-16*, and show that the controlling person was "'in some meaningful sense [a] culpable participant[] in the fraud perpetrated by [the] controlled person[],'" *Gordon v. Burr, 506 F.2d 1080, 1085 (2d Cir. 1974)* (quoting *Lanza v. Drexel & Co., 479 F.2d 1277, 1299 (2d Cir. 1973)* (en banc)). Control over a primary violator may be established by showing that the defendant possessed "the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." *17 C.F.R. § 240.12b-2*.

101 F.3d at 1472-73. Ageloff contends that the court's [*69] citation to both Gordon and Lanza demonstrates that the first line of cases correctly resolved the matter (i.e., that control and either scienter or culpable conduct must be alleged). In addition, Ageloff argues that by using the phrase "prima facie," First Jersey suggests that this requirement exists at the pleading stage. I disagree.

Although the court does indeed refer to the elements of a "prima facie" case, First Jersey was not a pleading case -- it was an appeal from a final judgment after a bench trial. As I, along with a number of other courts, have previously indicated, this distinction between procedural postures is critical. See *Duncan, 1996 U.S. Dist. LEXIS 401, 1996 WL 19043*, at *17; see also *In re Health Management, 970 F. Supp. at 206; Food & Allied Serv. Trades, 841 F. Supp. at 1390*. I am thus hesitant to conclude that First Jersey resolved the intra-circuit dispute. Furthermore, my hesitancy is heightened by the fact that the court's decision does not mention any of the growing number of district court decisions addressing this issue. But see *Novak v. Kasaks, 997 F. Supp. 425, 435 (S.D.N.Y. 1998)* (applying First Jersey standard to a motion to dismiss [*70] without addressing the intra-circuit split). It would be awkward indeed to conclude that the Court of Appeals resolved an important intra-circuit split in a decision that does not address any of the lower court decisions discussing that split.

Ageloff's second argument is more persuasive. Again, relevant to this argument is section 21(b)(2) of the PSLRA, set forth for a second time below for ease of reference:

> In any private action arising under this chapter in which the plaintiff may recover money damages only on proof that the defendant acted with a particular state of mind, the complaint shall, with respect to each act or omission alleged to violate this chapter, state with particularity facts giving rise to a strong inference that the defendant acted with the required state of mind.

15 U.S.C. § 78u-4(b)(2). As discussed above, First Jersey established that [HN10] as part of a plaintiff's prima facie case, a plaintiff must show that "the controlling person was "in some meaningful sense [a] culpable participant[] in the fraud perpetrated by [the] controlled person[.]"" *101 F.3d at 1472* (quoting *Gordon v. Burr, 506 F.2d 1080, 1085 (2d Cir. 1974)* (quoting [*71] *Lanza v. Drexel & Co., 479 F.2d 1277, 1299 (2d Cir. 1973)* (en banc))). As a result, because a section

20(a) plaintiff must ultimately establish a defendant's state of mind, the PSLRA requires a plaintiff, at the pleading stage, to allege particular facts that give rise to a "strong inference" of the requisite state of mind.

I emphasize the word "ultimately" because using it helps to understand precisely why the PSLRA requires me to depart from my prior decision in Duncan. One of the reasons it was not appropriate to require a plaintiff to plead scienter or culpable participation was because that requirement was viewed as an element that must be proven at trial, not at the pleading stage. See *Duncan, 1996 U.S. Dist. LEXIS 401, 1996 WL 19043*, at *17; see also *In re Health Management, 970 F. Supp. at 206; Baxter, 1996 U.S. Dist. LEXIS 15098, 1996 WL 586338*, at *5-6; *Food & Allied Serv. Trades, 841 F. Supp. at 1390.* Section 78u-4(b)(2) makes that distinction irrelevant because it specifically links its heightened pleading standard to any cause of action where a particular state of mind is an element of a plaintiff's case, regardless of the stage at which that element must be proven. Stated somewhat differently, [*72] section 78u-4(b)(2) provides the bridge between pleading requirements and ultimate burden that was previously lacking, and dispositive, to the question of a party's initial pleading obligations. In short, I read section 78u-4(b)(2) as requiring compliance with its terms where, as is the case here, a plaintiff must ultimately prove a defendant's state of mind in order to prevail.

In opposition to this view, one could argue that a plaintiff is only required to establish culpable participation if a defendant proves that he acted in good faith. One could further argue that this requirement, therefore, is not a factor that a plaintiff must establish in order to recover, but is only necessary, if at all, to rebut an affirmative defense that may or may not be raised by a defendant. See, e.g., *Duncan, 1996 U.S. Dist. LEXIS 401, 1996 WL 19043*, at *17; *In re Health Management, 970 F. Supp. at 206; Baxter, 1996 U.S. Dist. LEXIS 15098, 1996 WL 586338*, at *5-6; *Food & Allied Serv., 841 F. Supp. at 1390.* From these two positions, one could conclude that section 78u-4(b)(2) does not apply to section 20(a) actions because a plaintiff cannot "recover money damages only on proof that the defendant acted with a particular state of [*73] mind[.]" *15 U.S.C. § 78u-4*(b)(2) (emphasis added). In other words, "proof that the defendant acted with a particular state of mind" is only necessary if the defendant comes forward with proof that he acted in good faith, and because not all defendants will be able to do that, section 20(a) claims do not necessarily require proof that a defendant acted "with a particular state of mind."

In light of First Jersey, this argument is no longer tenable. Although I do not read the Court of Appeals' use of the phrase "prima facie" as conclusively resolving the intra-circuit split, I cannot ignore the import of this phrase. In selecting this language, the Court of Appeals held that a plaintiff must make a showing, prior to the submission of any proof by a defendant, that the controlling person was "in some meaningful sense [a] culpable participant[] in the fraud perpetrated by [the] controlled person[.]" *First Jersey, 101 F.3d at 1472* (internal quotation marks and citation omitted). The critical point is that this language imposes an initial burden, not just a burden if the defendant makes a showing of good faith. Accordingly, [HN11] in order to prevail under section 20(a), a plaintiff [*74] must come forward with "proof that the defendant acted with a particular state of mind[.]" *15 U.S.C. § 78u-4*(b)(2).

Having so held, I must address precisely how section 78u-4(b)(2)'s pleading requirements affect the applicable standard in a section 20(a) claim. Prior to passage of the PSLRA, courts had discussed the Court of Appeals' strong inference standard exclusively in connection with section 10(b) claims. This made perfect sense because that standard evolved in the context of those claims and because a majority of judges in this district had concluded that a plaintiff need not plead scienter or culpable conduct in order to state a claim under section 20(a). Because of my conclusion that section 78u-4(b)(2)'s strong inference standard applies to section 20(a) claims, I must now consider how that standard affects, at the pleading stage, the Court of Appeals' requirement that a defendant be "in some meaningful sense [a] culpable participant[] in the fraud perpetrated by [the] controlled person[.]" In other words, I must determine how to apply in a section 20(a) cause of action the body of law that developed around the section 10(b) strong inference standard.

At some [*75] level, the issue is really a semantic one. The phrase "strong inference" is ambiguous; defining it with equally ambiguous phrases -- "strong circumstantial evidence of conscious misbehavior" or "motive and opportunity" (the pre-PSLRA paradigms for determining whether a "strong inference" has been alleged, see supra) or being "in some meaningful sense [a] culpable participant" -- does not substantially advance the inquiry. Attempting to divine the distinctions between a "strong inference," "strong circumstantial evidence of conscious misbehavior" and being "in some meaningful sense [a] culpable participant" is, as Judge Newman observed in an entirely unrelated context, "an inquiry in the class of angelic terpsichore on heads of pins." *Ringgold v. Black Entertainment Telev., Inc., 126 F.3d 70, 75 n.4 (2d Cir. 1997).* At the same time, these standards will be, and perhaps must be, ambiguous in order to provide a measure of flexibility for case-by-case adjudication. Cf. *In re Leslie Fay Cos. Sec. Lit., 871 F. Supp. 686, 693-94 (S.D.N.Y. 1995)* ("While in a perfect world liability would be color-coded in black and white, shades of gray are an inherent incident of our legal [*76] system."). But the present problem is not so much their inherent ambiguity (that, of course, is the next problem) as much as which equivalently ambiguous phrase should control.

In resolving this issue, Congress did two relevant things with section 78u-4(b)(2). First, Congress decided to make section 78u-4(b)(2)'s heightened pleading standard applicable to "any private action arising under this chapter in which the plaintiff may recover money damages only on proof that the defendant acted with a particular state of mind[.]" Accordingly, section 78u-4(b)(2), as I found above, is applicable to more than just section 10(b) claims -- it is applicable to "any private action . . . ." Second, because of this fact, and although the Court of Appeals previously applied its "strong inference" standard only to section 10(b) claims, I see no good reason to apply one strong inference standard to section 10(b) claims and another strong inference standard to section 20(a) claims. Accordingly, I shall apply the same "strong inference" standard I am assuming applies to the section 10(b) claims, i.e., the Trustee must plead particularized facts of Ageloff's conscious misbehavior as a culpable [*77] participant in the fraud.

To summarize, [HN12] at the initial pleading stage, and in order to withstand a motion to dismiss a section 20(a) claim, I hold that a plaintiff must allege: (1) an underlying primary violation; (2) control over the controlled person by the controlling person; and (3) particularized facts of the controlling person's conscious misbehavior as a culpable participant in the fraud. n14

n14 Notably, the Trustee takes the position that First Jersey resolves the intra-circuit split and that, in any event, the standard applicable in this circuit comports with the PSLRA. See Trustee Mem. at 44 nn. 19-20. Because I disagree with the Trustee's conclusions as to First Jersey's import, and because I believe that the impact of the PSLRA on this question is an important one, I have addressed this issue at some length rather than simply accept the Trustee's concession.

Applying these standards to the allegations in the Complaint highlights the Complaint's deficiencies while pointing out its strengths. [*78] In brief, most of the allegations concern whether Ageloff exercised control over the defendants, but again, much as was true with the section 10(b) claims, say nothing about what he actually did in exercising that control.

As the Court of Appeals explained in First Jersey, [HN13] control can be "established by showing that the defendant possessed 'the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.'" *101 F.3d at 1472-73* (quoting *17 C.F.R. § 240.12b-2*)); see also *Baxter, 1996 U.S. Dist. LEXIS 15098, 1996 WL 586338*, at *6 (discussing the factors courts examine to determine whether control has been sufficiently pled). Here, the Trustee relies upon the "or otherwise" language and argues that the Complaint's allegations are specific enough, at this stage, to satisfy its pleading obligation. I agree.

The Complaint alleges a number of facts from which a "reasonable inference" of control can be made: Ageloff's interest in the profits, ability to hire and fire employees, physical and verbal threats, active monitoring of employees and attendance at key meetings. See, e.g., *In re Health Management, 970* [*79] *F. Supp. at 205* ("In order to defeat a motion to dismiss at the pleading stage with regard to a 'controlling person' allegation, a plaintiff must plead facts which 'support a reasonable inference that [defendants] had the potential power to influence and direct the activities of the primary violator.'" (citing *Sloane Overseas Fund Ltd. v. Sapiens Int'l Corp., 941 F. Supp. 1369, 1378 (S.D.N.Y. 1996); Food and Allied Service Trades Dep't. v. Millfeld Trading Co., 841 F. Supp. 1386, 1392 (S.D.N.Y. 1994))); Baxter, 1996 U.S. Dist. LEXIS 15098, 1996 WL 586338*, at *6 (noting that courts can examine a "myriad of . . . factors," including "indirect means of discipline or influence short of actual direction" (citing *Drobbin v. Nicolet Inst. Corp., 631 F. Supp. 860, 884 (S.D.N.Y. 1986)))*. The essence of Ageloff's argument to the contrary is that each of these various facts, standing alone, does not satisfy the Trustee's pleading obligations. Putting aside whether that is in fact true, I must read the Complaint as a whole, not in the piecemeal fashion that Ageloff adopts. See *In re Leslie Fay Cos. Sec. Lit., 918 F. Supp. 749, 763 (S.D.N.Y. 1996)* (rejecting attempt to "isolate various indicia of control" [*80] and holding that court must "consider the total effect of the various indicia of control in combination"). Under such a reading, the allegations are sufficient.

The problem with these allegations is that while they adequately plead control, they do not adequately allege what Ageloff did in the course of exercising that control. For the same reasons as I discussed in addressing the section 10(b) claims, the Complaint must provide some detail about what Ageloff is alleged to have done, and when he did it, in order for me to hold that the Complaint provides "particularized facts" of Ageloff's culpable participation. Because of the absence of these details, Ageloff's motion must be granted.

d. New York Common Law of Fraud

Finally, I turn to the New York common law fraud claim. Initially, it is not entirely clear the precise theory upon which the Trustee bases this claim, but it appears that the primary allegation is that Ageloff was a co-conspirator with Hanover's traders and brokers. See Ageloff Mem. at 30; see also Complaint P 1. Regardless, such a claim must satisfy the pleading requirements of Rule 9(b), see *Cohen v. Koenig, 25 F.3d 1168, 1174 (2d Cir. 1994),* though [*81] obviously not the PSLRA's requirements.

Contrasting the holding in Cohen to the allegations in the present matter highlights the Complaint's deficiencies. There, the Court of Appeals reasoned and held:

> There can be no doubt that plaintiffs complied with the Rule's requirement that the complaint plead with particularity the facts and circumstances constituting the fraud itself. . . . Plaintiffs specified who was alleged to have made the false statements; and they stated the precise dates and places of the meetings at which they alleged the fraudulent statements were made.

Id. at 1173. Again, as discussed supra, the Complaint contains none of these details concerning Ageloff's role. Of course, as I have already held, Ageloff need not have made a misstatement, and therefore the precise holding in Cohen concerning who said what, and when and where it was said, is not applicable. Nonetheless, Cohen provides an indication of the type of detail that must be alleged in any fraud claim. Here, that detail, as to Ageloff, is not present, and, accordingly, Ageloff's motion to dismiss the state law fraud claim is granted as well.

B. The Other Defendants [*82]

The following defendants have also moved to dismiss the section 10(b) and New York common law fraud claims: Ronan Garber, Danny Garber, Dibella, Lembo, Wolf and Mancino. At bottom, these defendants argue that the Complaint does not adequately plead a section 10(b) claim. For the reasons that follow, these motions are denied.

1. Federal Securities Fraud Claims

Unlike Ageloff, all of these defendants were either traders or brokers at Hanover. Accordingly, the issues with respect to First Jersey and the precise type of claim that can be alleged are not relevant. In short, as to these defendants, the Complaint alleges what the Court of Appeals in effect characterized as the quintessential section 10(b) claim. See *U.S. Environmental, 155 F.3d 107, 1998 U.S. App. LEXIS 21416, 1998 WL 559027,* at *5 ("Indeed, if the trader who executes manipulative buy and sell orders is not a primary violator, it is difficult to imagine who would remain liable after Central Bank."). The issue is whether these allegations have been adequately pled.

Notwithstanding my very specific findings as to the allegations concerning Ageloff's purported involvement in the fraud, even a cursory review of this Complaint reveals that it describes [*83] the alleged fraud in considerable detail. The Complaint, over the span of some fifty paragraphs, describes precisely how the Trustee believes that this complex fraud was perpetrated and how the defendants engaged in it. Those allegations have already been discussed at length and will not be repeated herein. Throughout this discussion, however, the Complaint refers, with some minor exceptions, to the defendants generally and does not separately delineate each defendant's role. It is this aspect of the Complaint that the defendants seize upon in moving to dismiss.

The law is well-settled that [HN14] "where multiple defendants are asked to respond to allegations of fraud, the complaint should inform each defendant of the nature of his alleged participation in the fraud." *DiVittorio v. Equidyne Extractive Indus., Inc., 822 F.2d 1242, 1247 (2d Cir. 1987);* see also *Oei v. Citibank, N.A., 957 F. Supp. 492, 518 (S.D.N.Y. 1997)* (same). Had the Complaint only contained such omnibus allegations, dismissal under this rule would perhaps be appropriate. But the Complaint alleges much more. With respect to these defendants, it moves from the general to the specific to provide, respectively, context [*84] and detail. And with respect to each of the defendants, after setting forth the general background discussed above, the Complaint contains the type of detail required by Rule 9(b) and the Court of Appeals:

> Ronan Garber: As one of two traders, he knowingly booked into Adler's clearing system many of the fake transactions. Together with Catoggio, he entered into Adler's clearing system all of the fraudulent transactions. Garber also entered four trades into the clearing system that defrauded Adler of $ 68,000. On February 17, 21 and 23, 1995, Garber booked trades into his account after they occurred, netting himself a profit and guaranteeing a loss for the Hanover propriety accounts. But, given his

knowledge of Hanover's financial condition, he knew that Adler would be stuck with the losses in Hanover's propriety accounts. Thus, when Garber entered these four trades, he knowingly deceived Adler concerning the true nature of those transactions, inducing Adler to clear those four trades to Adler's detriment. Garber also used cash in his own account to buy Blue Chips on February 23, thereby using his knowledge of Hanover's impending collapse to further the fraud against Adler.

John [*85] Lembo: He approved and carried out a major portion of the scheme. In particular, from February 17 through 24, he booked $ 6.1 million in sales of Favored Customer House Stocks, $ 4.6 million in Favored Customer Blue Chip buys, $ 7.1 million in fake "buys" in customer accounts, and $ 4.1 million in fake short sales in customer accounts. Further, Lembo sold the House Stocks in his own account and the accounts of two of his relatives on February 17 and 21 and used a portion of the proceeds to buy Blue Chips on February 21. Lembo also fraudulently changed several customer addresses in attempt to conceal the Defendants' scheme. Lembo's fraud and manipulation demonstrate his knowledge of Adler and Hanover's impending collapse and directly advances his and his family's own financial gain.

Joseph Dibella: He approved and carried out a major portion of the scheme. In particular, from February 17 through 24, 1995 he booked at least $ 13.4 million in sales of Favored Customer House Stocks, $ 11.1 million in Favored Customer Blue Chip buys, $ 10.5 million in fake "buys" in customer accounts, and $ 3.6 million in fake short sales in customer accounts. Evidence of Dibella's knowledge and intent [*86] can be found in his efforts, and the efforts of his assistant, Scarfone, to contact Favored Customers to inform them of fraudulent trades that he made to increase their SIPA claim. In addition, Dibella opened a fake account for a "Dr. Morris Sulman." He booked $ 61,000 in fake "buys" to that fake account. All of these representations were designed to make Adler clear fake transactions associated with sales from the real Dr. Morris Sulman and "buys" by a fake "Dr. Morris Sulman." These fake transactions, by helping to falsely portray a stable market for House Stocks, also contributed to the overall fraudulent scheme. Dibella also had $ 136,000 wired out of his personal account on February 21, demonstrating his knowledge of Hanover's and Adler's impending collapse.

Mark Mancino: From February 17 through 24, he booked at least $ 2.7 million in sales of Favored Customer House Stocks and $ 84,000 in Favored Customer Blue Chip buys. Mancino also booked two trades that defrauded Adler of $ 23,000. On February 13, 1995, Mancino booked trades into his account after they occurred, netting himself a profit and guaranteeing a loss for the Hanover proprietary accounts. But, given his knowledge [*87] of Hanover's financial condition, he knew that Adler would be stuck with the losses in Hanover's proprietary accounts. Thus, when Mancino entered these two trades, he knowingly deceived Adler concerning the true nature of those transactions, inducing Adler to clear those two trades to Adler's detriment. Mancino also tried to take cash out of his personal account, and he sold House Stocks in the final week. These acts demonstrate his knowledge of the impending collapse of Hanover and Adler, and his willingness to use that knowledge to further the fraud against Adler.

Chris Wolf: From February 17 through 24, he booked at least $ 1.0 million in sales of Favored Customer House Stocks, and $ 912,000 in fake "buys" in customer accounts. Wolf also attempted to send money out of his own account on February 21 and he bought Blue Chips for his own account on February 24. These acts demonstrate his knowledge of Hanover and Adler's impending collapse and his willingness to use that information to defraud Adler for his immediate financial gain.

> Danny Garber: From February 12 through 24, he booked at least $ 147,000 in sales of Favored Customer House Stocks, $ 67,000 in Favored Customer [*88] Blue Chip buys, and $ 62,000 in fake "buys" in customer accounts. Garber also fraudulently changed four customer addresses in an effort to conceal from Adler (and others) the Defendants' fraudulent and manipulative acts. These fake address changes contributed to the overall fraudulent scheme, and demonstrates his knowledge of Hanover and Adler's impending collapse.

Complaint PP 60(d), (e), (f), (g), (i) & (l). These allegations provide more than sufficient individual detail to satisfy Rule 9(b)'s pleading requirements: the Complaint provides specific dates, specific amounts, specific conduct and, when read against the equally detailed discussion of the precise nature of the fraud, why this activity was fraudulent. Indeed, this detail stands in complete contrast to the allegations concerning Ageloff. Again, nowhere in the Complaint does one find this type of information concerning his purported role in the fraud.

As to the related question of whether scienter has been alleged with the required specificity, the Complaint's allegations are similarly sufficient. Unlike some cases, the central allegation here is that these defendants engaged in an intentional scheme to defraud [*89] with full knowledge of all relevant facts. This is not a case where the Complaint alleges that the defendants were reckless with respect to the facts surrounding a fraud. Here, the scheme alleged could only be perpetrated by people with specific knowledge, and the Complaint sets forth sufficient factual allegations from which one can infer the requisite state of mind. For example, the allegations that some of these defendants changed the names and addresses of the customers supports the Trustee's claim that the defendants intentionally deceived Adler concerning the existence of the purported purchasers of the House Stocks. In addition, the detailed information concerning the specific trades these defendants engaged in -- when read against the general background surrounding these trades and the conditions during this period of time -- provides a factual basis from which an inference of conscious misbehavior can be drawn. More specifically, in light of the detailed discussion of the defendants' prior trading activity, and their virtually non-existent activity in Blue Chips, the deliberate act of trading in these securities at this specific point in time creates an inference of conscious [*90] misbehavior. See Complaint PP 52 & 59. n15

> n15 As discussed infra, note 18, I have also considered, in determining whether the requisite state of mind has been pled, alleged facts (which I must accept as true) regarding some defendants' refusal to provide discovery in connection with these matters.

The Complaint also alleges a motive for the behavior -- to curry favor with the Favored Customers in the hope that defendants would be able to keep them as customers after Hanover's collapse. See Complaint PP 9, 47 & 59; see also *In re Glenayre Tech., 982 F. Supp. at 298* (holding that although motive and opportunity, standing alone, are no longer sufficient to satisfy the "strong inference" standard, such facts are still relevant to the analysis provided that they are pled along with other facts). In fact, the Complaint contains detailed allegations to this effect based upon statements (which are themselves specifically disclosed in the Complaint) the Trustee received from a number of identified Favored [*91] Customers. See Complaint PP 53-59. For example, one letter from a Favored Customer, Jay Harris ("Harris), reveals that Harris' broker, Danny Garber, made trades on Harris' behalf without permission in order "to protect [Harris] on price . . . and to further protect [Harris], [Garber] placed an order to purchase Dell Computer to cover any cash that might be in the account, since if the transactions were consummated, [Harris'] cash would exceed the insured maximum of $ 100,000." Complaint PP 53-54. Similarly, Dibella wrote a letter to one of the Favored Customers approximately four months after Hanover's collapse addressing the Blue Chip purchases and stating that "no other broker would have done what I did for you in order to protect your investments[.]" Id. at P 57. Information from another Favored Customer indicates that Dibella purchased Blue Chips without the customer's authorization. See id. P 55. These allegations are more than sufficient, at this stage, to satisfy the requirement that the Complaint allege that the defendants engaged in conscious misbehavior. I have considered defendants' other arguments and find them to be without merit. n16

> n16 Because the Complaint satisfies the pleading requirements for the section 10(b) claims, I also find that the Complaint satisfies the requirements for pleading common law fraud. See *Scone Investments, L.P. v. American Third Market Corp., 1998 U.S. Dist. LEXIS 5903, No. 97 Civ. 3802 (SAS), 1998 WL 205338,* at *10 (S.D.N.Y. April 28, 1998) ("The elements of common law fraud are essentially the same as

those which must be pleaded to establish a claim under § 10(b) and Rule 10b-5." (citing *Pits, Ltd. v. American Express Bank, Int'l, 911 F. Supp. 710, 719 (S.D.N.Y. 1996))*; cf. *Morse v. Weingarten, 777 F. Supp. 312, 319 (S.D.N.Y. 1991)* (dismissing New York common law fraud claims after addressing section 10(b) claims because the elements of the common law fraud claims are "substantially identical to those governing § 10(b)").

[*92]

V. Motion to Strike Certain Allegations in the Complaint

Some of the defendants also move, pursuant to *Fed. R. Civ. P. 12(f)*, to strike certain statements in the Complaint. Ageloff, Catoggio and Danny Garber argue that the following allegations should be stricken: (1) that the defendants engaged in "unlawful and criminal acts of market manipulation" (Complaint P 1); (2) that their actions were "criminal acts" (Complaint P 9); and (3) that the "criminal conspiracy expanded dramatically" (Complaint P 46). In addition, Catoggio moves to strike the allegations that he asserted his Fifth Amendment rights when deposed by the Trustee and that he has been fined and barred from the securities industry by the SEC for his role in manipulating the price of one of the House Stocks. See Complaint PP 15 & 38. For the reasons that follow, the motions are denied. n17

n17 Catoggio also points out that paragraph 16 of the Complaint incorrectly refers to Catoggio. This was apparently a typographical error, and the correct defendant should be Lowell Schatzer. The Trustee agrees. See Trustee Catoggio Mem. at 5 n.2. Since I am granting the Trustee the right to amend the Complaint, this paragraph should be amended accordingly.

[*93]

Fed. R. Civ. P. 12(f) provides: [HN15] "The court may order stricken from any pleading . . . any redundant, immaterial, impertinent, or scandalous matter." The Court of Appeals has directed district courts to approach such motions with great caution: "It is settled that the motion will be denied, unless it can be shown that no evidence in support of the allegation would be admissible. . . . Thus the courts should not tamper with the pleadings unless there is a strong reason for so doing." *Lipsky v. Commonwealth United Corp., 551 F.2d 887, 893 (2d Cir. 1976)* (citations omitted). Where the motion is made on the grounds that the material has no evidentiary value, or is not relevant, the motion should generally be denied and such matters resolved at trial, not "on the sterile field of the pleadings alone." Id. In general, "motions to strike are disfavored 'and will not be granted unless it is clear that the allegations in question can have no possible bearing on the subject matter.'" *Forschner Group, Inc. v. B-Line A.G., 943 F. Supp. 287, 291 (S.D.N.Y. 1996)* (quoting *von Bulow by Auersperg v. von Bulow, 657 F. Supp. 1134, 1146 (S.D.N.Y. 1987)* (citation omitted)); see also *Barcher* [*94] *v. NYU School of Law, 993 F. Supp. 177, 181 (S.D.N.Y. 1998); Wine Markets Int'l, Inc. v. Bass, 177 F.R.D. 128, 133 (E.D.N.Y. 1998)* ("Because striking a portion of a pleading is often sought by the movant as a dilatory tactic, motions under Rule 12(f) are viewed with disfavor." (citing Wright & Miller, Federal Practice and Procedure § 1380 (2d ed. 1990))); *Chacko v. Dynair Services Inc., 1998 U.S. Dist. LEXIS 6538*, *3, *No. 96 Civ. 2220 (SJ), 1998 WL 199866*, at *1 (E.D.N.Y. March 15, 1998) (characterizing the motion as an "extraordinary remedy"); *Werner v. Satterlee, Stephens, Burke & Burke, 797 F. Supp. 1196, 1210 (S.D.N.Y. 1992)*.

The allegations that these defendants engaged in criminal misconduct, and conduct that resulted in Catoggio's censure, are relevant to this case. These matters relate to the Complaint's core allegations of fraud, not some peripheral and unrelated charge of wrongdoing having no relationship to the alleged misconduct. Accordingly, I cannot say, as the Court of Appeals requires, "that no evidence in support of the allegation would be admissible." *Lipsky, 551 F.2d at 893*. Other courts have reached the same conclusion under similar circumstances. See, e.g., *Velez v.* [*95] *Lisi, 164 F.R.D. 165, 166-67 (S.D.N.Y. 1995)* (refusing to strike allegations of perjury and criminal misconduct because they were "sufficiently related to the plaintiff's overall claim that defendants entered into and acted upon a conspiracy"); *Moy v. Adelphi Institute, Inc., 866 F. Supp. 696, 708-09 (E.D.N.Y. 1994)* (declining to strike allegations of prior plea to several crimes because, following Lipsky, such requests are best decided at trial); *Food and Allied Service, 841 F. Supp. at 1392* (same result in a securities class action where the complaint alleged that one of the defendant corporation's officers and directors was the subject of a criminal investigation). But cf. *Morse v. Weingarten, 777 F. Supp. 312, 319 (S.D.N.Y. 1991)* (granting motion to strike allegations concerning Michael Milkin's criminal conviction and income level because these allegations were "immaterial and impertinent to this case and may be scandalous" and further finding that they "bear[] remotely on the merits of this case") (internal quotation marks omitted).

The same is true of Catoggio's claim concerning his invocation of the Fifth Amendment. I cannot say that no evidence in support [*96] of this claim would be admissible. See *Brink's Inc. v. City of NY, 717 F.2d 700, 707-10 (2d Cir. 1983)* (holding that defendant's former and present employees' exercise of their Fifth Amendment privilege was admissible evidence in a civil action); *LiButti v. United States, 968 F. Supp. 71, 73-74 (N.D.N.Y. 1997)* ("The Fifth Amendment precludes courts from drawing inferences adverse to defendants in criminal cases, but it 'does not forbid adverse inferences against parties to civil actions when they refuse to testify in response to probative evidence offered against them.'" (quoting *Baxter v. Palmigiano, 425 U.S. 308, 318, 47 L. Ed. 2d 810, 96 S. Ct. 1551 (1976))).* n18

n18 In light of these principles, it is not inappropriate to consider this aspect of Catoggio's conduct (and Ronan Garber's conduct, who also asserted his Fifth Amendment rights) in determining whether the Complaint pleads state of mind with the requisite specificity. See Complaint P 38. On this point, I also note that the Complaint alleges that the Trustee has attempted to serve subpoenas on both Lowell Schatzer and John Lembo, and that the Trustee has not been able to locate either one. See id. Again, I have considered these factors in determining whether the Complaint adequately alleges culpable conduct and the requisite state of mind.

[*97]

VI. Motion to Amend the Complaint

The Trustee seeks leave to amend the Complaint in the event that I grant any portion of the defendants' motions. Because I have dismissed the complaint as to Ageloff, I consider this request under the well-established standard for such a motion. See, e.g., *Rackson v. Sosin, 1997 U.S. Dist. LEXIS 20350, No. 95 Civ. 1105 (LAP), 1997 WL 786940* (S.D.N.Y. Dec. 22, 1997) (collecting cases and addressing this standard). Although I recognize Ageloff's argument that the Trustee has had substantial time to investigate these claims, given the nature and extent of the general allegations pled thus far, I find that it is appropriate to permit the Trustee to provide, if he can, more detail concerning these claims. Accordingly, the Trustee may file an amended complaint within 30 days.

CONCLUSION

For the reasons stated above, with the exception of the motion to dismiss the claims against Ageloff, the defendants' motions are denied. The Trustee may file an amended complaint within 30 days of the date of this Memorandum and Order. Counsel shall appear for a conference on November 11, 1998 at 4:00 p.m. in Courtroom 12A at 500 Pearl Street.

SO ORDERED:

Dated: New York, [*98] New York

September 23, 1998

LORETTA A. PRESKA, U.S.D.J.

EXHIBIT 4

LEXSEE 1996 U.S. DIST. LEXIS 12683

PRIMAVERA FAMILIENSTIFTUNG, on behalf of itself and all others similarly situated, Plaintiff, - against - DAVID J. ASKIN; ASKIN CAPITAL MANAGEMENT, L.P.; GEOFFREY S. BRADSHAW-MACK; KIDDER, PEABODY & CO., INCORPORATED; BEAR STEARNS & CO. INCORPORATED; and DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION, Defendants.

95 Civ. 8905 (RWS)

UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK

1996 U.S. Dist. LEXIS 12683; Fed. Sec. L. Rep. (CCH) P99,328

August 22, 1996, Decided
August 30, 1996, FILED

SUBSEQUENT HISTORY: [*1] Reargument Granted October 8, 1996, Reported at: *1996 U.S. Dist. LEXIS 14845.*

DISPOSITION: Motions of the Broker Defendants and Bradshaw-Mack granted in their entirety, and all claims against them dismissed. The motion of ACM and Askin granted in part and denied in part.

CASE SUMMARY:

PROCEDURAL POSTURE: Defendants, investment advisors and brokers, moved to dismiss the claims in the second amended complaint of plaintiff foundation pursuant to Fed. R. Civ. P. 9(b), for failure to plead fraud with particularity, and Fed. R. Civ. P. 12(b)(6), for failure to state a claim in an action for securities fraud, and related causes of action regarding the loss of several million dollars which foundation and others invested through defendants.

OVERVIEW: The court dismissed the claims made pursuant to § 10(b) of the Securities Exchange Act of 1934, *15 U.S.C.S. § 78j*(b), against the brokers but did not dismiss against the investment advisors. The court dismissed the claim made pursuant to § 20 of the Act against the brokers for failure to state a claim. The court dismissed the claims for aiding and abetting a breach of fiduciary duty and third-party beneficiary breach of contract against the brokers for lack of standing. The court dismissed the negligent misrepresentation claim against investment advisors. The court held that the claim for breach of fiduciary duty against the investment advisors was dismissed, with leave granted to replead at such time as the bankruptcy stay was lifted. The court held that the § 10(b) claim against the investment advisors and the fraud claims against the investment advisors and the brokers failed to plead fraud with particularity as required under Fed. R. Civ. P. 9(b). The court held that because the violation by the primary party, investment advisors, had been inadequately plead, the aiding and abetting claim against the brokers was dismissed as well for failure to state a claim.

OUTCOME: The motions of brokers were granted in their entirety, and all claims against them were dismissed; the motions of investment advisors were denied with respect to the second claim but were granted with regard to all other claims.

LexisNexis(R) Headnotes

Civil Procedure > Pleading & Practice > Defenses, Objections & Demurrers > Failure to State a Cause of Action
[HN1] On a motion to dismiss under Fed. R. Civ. P. 12(b)(6), the facts of the complaint are presumed to be

true, and all factual inferences are drawn in the plaintiff's favor.

Civil Procedure > Pleading & Practice > Defenses, Objections & Demurrers > Failure to State a Cause of Action
[HN2] Fed. R. Civ. P. 12(b)(6) imposes a substantial burden of proof upon the moving party. A court may not dismiss a complaint unless the movant demonstrates beyond doubt that the plaintiff can prove no set of facts in support of his claim which would entitle him to relief.

Securities Law > Bases for Liability > Deceptive Devices
[HN3] 17 C.F.R. § 240.10b-5's proscription does not include giving aid to a person who commits a manipulative or deceptive act. The United States Supreme Court has held that a plaintiff in a private damages action brought under § 240.10b-5 can not recover against a party alleged to have aided and abetted another party's violation of the statute. The Supreme Court reasoned that because § 240.10b-5 prohibits only the making of a material misstatement or omission or the commission of a manipulative act, liability cannot be imposed for aiding and abetting such acts.

Securities Law > Bases for Liability > Deceptive Devices
[HN4] While a substantial, integral role is necessary to primary liability under § 10(b) of the Securities Exchange Act of 1934, *15 U.S.C.S. § 78j*(b), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5, it is not sufficient.

Securities Law > Bases for Liability > Deceptive Devices
[HN5] The reasoning of the United States Supreme Court forecloses secondary civil liability based on an alleged conspiracy to violate the securities laws. Just as there is no aiding and abetting liability under § 10(b) of the Securities Exchange Act of 1934, *15 U.S.C.S. § 78j*(b), because § 10(b) does not explicitly provide for such a private right of action, there can be no conspiracy liability under § 10(b).

Securities Law > Bases for Liability > Misleading Statements
[HN6] Generally, defendants cannot be held liable for statements which bespeak caution, purport to be speculative, or set forth that they are based on supplied facts, but additionally state that there is no implication that the results predicted can or will be achieved.

Securities Law > Bases for Liability > Misleading Statements
[HN7] The bespeaks caution doctrine is not applicable to misrepresentations or omissions of present or historical fact. Rather, the bespeaks caution doctrine applies only to future-and forward-looking statements.

Securities Law > Bases for Liability > Controlling Persons Liability
[HN8] See *15 U.S.C.S. § 78j*(b).

Securities Law > Bases for Liability > Controlling Persons Liability
[HN9] In order to state a § 20(a) of Securities Exchange Act of 1934, *15 U.S.C.S. § 78j*(b) claim, a complaint must contain a factual basis supporting an allegation that the defendant had the power to exercise control over the primary violator, based on a special relationship such as agency or stock ownership. Accordingly, to allege merely, for example, that one is a stockholder of a corporate wrongdoer is insufficient. At a minimum, the allegations concerning the controlling person's relationship with the primary violator must support a reasonable inference that the control person had the potential power to influence and direct the activities of the primary violator. The Securities Exchange Commission has defined "control" as the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a violator, whether through the ownership of voting securities, by contract, or otherwise. 17 C.F.R. § 240.12(b)-2(f).

Securities Law > Bases for Liability > Controlling Persons Liability
[HN10] Simply alleging control status in a conclusory fashion, is not all that is required to state a claim under § 20(a) of the Securities Exchange Act of 1934, *15 U.S.C.S. § 78j*(b). A bare allegation of control does not suffice to withstand a motion to dismiss because the court need not accept as true allegations which amount simply to legal conclusions. At a minimum, a plaintiff must plead facts showing that the defendant had the power to exercise control over the primary violator, based on a special relationship such as agency or stock ownership.

Civil Procedure > Justiciability > Standing
[HN11] Standing is a constitutional requirement.

Civil Procedure > Justiciability > Standing
[HN12] Shareholders must show special injury to bring direct actions.

Business & Corporate Entities > Corporations > Shareholders & Other Constituents > Actions Against Corporations

[HN13] Shareholders bringing derivative claims sue as representatives of the corporation and not individually. The shareholder cannot prevail unless there is, at the time the action is brought, a claim which could be enforced by the corporation. Shareholders are therefore subject to the same affirmative defenses available against the corporation. Bankruptcy of a corporation does not alter the requirement that the injury to the corporation be vindicated only by the corporation or a shareholder suing derivatively. Indeed, the United States Supreme Court has stated that the insolvency of the victim directly injured adds a further concern, since a suit by an indirectly injured victim could be an attempt to circumvent the relative priority its claim would have in the directly injured victim's liquidation proceedings.

Business & Corporate Entities > Corporations > Shareholders & Other Constituents > Actions Against Corporations

[HN14] In analyzing whether a claim is derivative, a court must look to the nature of the alleged wrong rather than the designation used by plaintiffs.

Business & Corporate Entities > Corporations > Shareholders & Other Constituents > Actions Against Corporations

[HN15] Claims based on corporate mismanagement or third-party action that resulted in the diminution of share value belong to the corporation and can only be brought by it. When an injury to corporate stock falls equally upon all stockholders, then an individual stockholder may not recover for the injury to his stock alone, but must seek to recover derivatively in behalf of the corporation.

Business & Corporate Entities > Corporations > Shareholders & Other Constituents > Actions Against Corporations

[HN16] To allege the requisite special injury necessary to support a direct action against a third party who transacts business with a corporation, a shareholder must allege either that the wrongful conduct violates a duty to him independent of the fiduciary duties owed that party along with all other shareholders, or that the conduct causes an injury to the shareholders distinct from any injury to the corporation itself.

Business & Corporate Entities > Corporations > Shareholders & Other Constituents > Actions Against Corporations

[HN17] Where special injury is predicated on violation of a duty, the complaining shareholder may sue directly only where he has been injured in his relationship to the corporation, in a capacity other than that of a shareholder. Thus, where a party alleges a breach of fiduciary duty to all shareholders, the action can only be maintained derivatively.

Business & Corporate Entities > Corporations > Shareholders & Other Constituents > Actions Against Corporations

[HN18] The second category of "special injury" claims involve wrong(s) inflicted upon the stockholder alone or wrong(s) affecting the stockholders and not the corporation. By contrast, claims of corporate mismanagement must be brought on a derivative basis because no shareholder suffers a harm independent of that visited upon the corporation and the other shareholders. Because each shareholder has been injured in proportion to his equity ownership, each will be made whole if the corporation obtains compensation or restitution from the wrongdoer.

Torts > Business & Employment Torts > Negligent Misrepresentation

[HN19] Under New York law, to state a claim for negligent misrepresentation, a plaintiff must allege: (1) carelessness in imparting words (2) upon which others were expected to rely (3) upon which they did act or failed to act (4) to their damage; further, (5) the author must express the words directly, with knowledge they will be acted upon, to one whom the author is bound to by some relation of duty or care. Under New York law, it is well established that a defendant is not liable for breach of fiduciary duty or for negligent misrepresentation unless a prior relationship existed between the defendant and plaintiff.

Torts > Business & Employment Torts > Negligent Misrepresentation

[HN20] It has been held that a defendant may be held liable for negligent misrepresentations made in connection with and to induce the purchase of securities or investments even where no prior relationship existed between the parties.

Civil Procedure > Pleading & Practice > Pleadings > Interpretation

[HN21] Fed. R. Civ. P. 9(b) requires that in all allegations of fraud, the circumstances constituting the fraud must be stated with particularity. The pleading must be sufficiently particular to serve the three goals of Rule 9(b) which are (1) to provide a defendant with fair notice of the claims against it; (2) to protect a defendant from harm to his reputation or goodwill by unfounded allegations of fraud; and (3) to reduce the number of strike suits.

Torts > Business & Employment Torts > Deceit & Fraud

Civil Procedure > Pleading & Practice > Pleadings > Interpretation

[HN22] Allegations of fraud adequately specify the statements made that were false or misleading, give particulars as to the respect in which it is contended that the statements were fraudulent, and state the time and place the statements were made and the identity of the person who made them. The pleading must give notice to each opposing party of its alleged misconduct. To this end, the counterclaim may not rely upon blanket references to acts or omissions by all of the defendants, for each defendant named in the complaint is entitled to be apprised of the circumstances surrounding the fraudulent conduct with which he individually stands charged. This requirement facilitates the preparation of an adequate defense while protecting a party's reputation from groundless accusations. It also serves to prevent the abuse of process and the gratuitous disruption of normal business activity.

Torts > Business & Employment Torts > Deceit & Fraud

Civil Procedure > Pleading & Practice > Pleadings > Heightened Pleading Requirements

[HN23] Not all elements of a fraud claim need be plead with equal particularity. Fed. R. Civ. P. 9(b) provides that malice, intent, knowledge, and other condition of mind of a person may be averred generally. The United States Court of Appeals for the Second Circuit has held that allegations of scienter are not subjected to the more exacting consideration applied to the other components of fraud. All that is required under R. 9(b) is that there exist a minimal factual basis for conclusory allegations of scienter. In fact, conclusory allegations of scienter are sufficient if supported by facts giving rise to a strong inference of fraudulent intent. A plaintiff may either (1) identify circumstances indicating conscious or reckless behavior by the defendants, or (2) allege facts showing both a motive for committing fraud and a clear opportunity for doing so.

Torts > Business & Employment Torts > Deceit & Fraud

Civil Procedure > Pleading & Practice > Pleadings > Heightened Pleading Requirements

[HN24] To recover on a theory of aiding and abetting fraud, a party must show 1) a violation by the primary party; 2) knowledge of the violation on the part of the alleged aider and abettor; and 3) substantial assistance by the alleged aider and abettor. A claim for aiding and abetting fraud must be plead with the same particularity that Fed. R. Civ. P. 9(b) requires for a direct fraud claim.

COUNSEL: APPEARANCES:

Attorneys for Plaintiff: GOLD BENNETT & CERA, San Francisco, CA, By: PAUL F. BENNETT, ESQ., SOLOMON B. CERA, ESQ., SUSAN D. RESLEY, ESQ., Of Counsel. BERNSTEIN LITOWITZ BERGER & GROSSMANN, New York, NY, By: JEFFREY A. KLAFTER, ESQ., HENRY A. DIAMOND, ESQ., Of Counsel.

SHEREFF, FRIEDMAN, HOFFMAN & GOODMAN, Attorney for Askin Capital Mgt. and David J. Askin, New York, NY, By: ANDREW J. LEVANDER, ESQ., SHARI L. STEINBERG, ESQ., DAVID S. HOFFNER, ESQ., Of Counsel.

MORGAN, LEWIS & BOCKIUS, Attorney for Donaldson, Lufkin & Jenrette Securities, New York, NY, By: CATHERINE A. LUDDEN, ESQ., SCOTT S. BALBER, ESQ., GARY STAAB, ESQ., Of Counsel.

FRIED, FRANK, HARRIS, SHRIVER & JACOBSON, Attorney for Bear Stearns & Co., Inc., New York, NY, By: WILLIAM McGUINNESS, ESQ., Of Counsel.

CLEARY, GOTTLIEB, STEEN & HAMILTON, Attorney for Kidder, Peabody & Co., Inc., New York, NY, By: THOMAS J. MOLONEY, ESQ., ROBIN A. HENRY, ESQ., Of Counsel.

GAGE BUSCHMANN & PALVIS, Attorney for Geoffrey [*2] Bradshaw-Mack, New York, NY, By: ALFRED U. PAVLIS, ESQ., Of Counsel.

JUDGES: ROBERT W. SWEET, U.S.D.J.

OPINIONBY: ROBERT W. SWEET

OPINION:

OPINION

Sweet, D.J.

In this putative class action for securities fraud and related causes of action, Defendants, David J. Askin ("Askin"), Askin Capital Management, L.P. ("ACM"), and Geoffrey S. Bradshaw-Mack ("Bradshaw-Mack") (collectively, the "ACM Defendants"); and Kidder, Peabody & Co., Inc. ("Kidder"), Bear, Stearns & Co., Inc. ("Bear Stearns"), and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") (collectively, the "Broker Defendants"), have moved to dismiss the claims set out in the Second Amended Complaint of Plaintiff, Primavera Familienstiftung ("Primavera"), pursuant to *Federal Rule of Civil Procedure 9(b)* for failure to plead fraud with particularity and pursuant to *Federal Rule of Civil Procedure 12(b)(6)* for failure to state a claim. For the reasons set forth below, the motions of the Broker Defendants and Bradshaw-Mack will be granted in their entirety. The motion of ACM and Askin will be granted in part and denied in part.

The Parties

Primavera is a Liechtenstein Foundation. It proposes to sue on behalf [*3] of itself and all others similarly situated.

At all times relevant to this action, ACM, a Delaware limited partnership, was a registered investment adviser, whose exclusive place of business was New York City. Askin is the Chief Executive Officer of ACM. (Compl. P 14). Bradshaw-Mack was at all relevant times ACM's Director of Marketing. (Compl. P 15).

Kidder, Bear Stearns, and DLJ, all Delaware Corporations with their principal places of business in New York City, are broker-dealers.

Non-party Granite Partners L.P. ("Granite Partners"), registered in the State of Delaware, Granite Corporation ("Granite Corp."), incorporated in the Cayman Islands, and Quartz Hedge Fund ("Quartz"), incorporated in the Cayman Islands (collectively, the "Funds"), are investment funds established and managed by Askin. ACM is the investment adviser of the Askin Funds.

Background

I. The Factual Allegations

[HN1] On a motion to dismiss under *Rule 12(b)(6), Fed. R. Civ. P.*, the facts of the Complaint are presumed to be true, and all factual inferences are drawn in the plaintiff's favor. *Cosmas v. Hassett, 886 F.2d 8, 11 (2d Cir. 1989).* Therefore, the factual allegations set forth here [*4] do not constitute findings of fact by the Court. They are drawn from the allegations made by Primavera in its Second Amended Complaint (the "Complaint").

This action concerns the loss of more than $ 650 million which had been invested in the Funds by Primavera and the putative class. The Complaint alleges that the ACM Defendants and the Broker Defendants engaged in a fraudulent and deceptive course of conduct to induce Primavera and the members of the class to purchase securities in the Funds. PP 3, 5. Although Primavera invested only in Granite Partners, the securities which Primavera purchased were issued by each of the three Funds. The securities traded in the Funds were created and supplied by the Broker Defendants.

Throughout the class period, defined in the Complaint as January 26, 1993, through April 8, 1994 (P 23), Askin and ACM touted their hedging techniques, which purportedly employed a "risk balanced", "market neutral" trading strategy. P 28. This strategy was claimed to be supported by (1) the onslaught of new derivative-type securities with highly specific market sensitivities, and (2) ACM's and Askin's expertise in identifying such securities and utilizing computer [*5] models to enable them to select particular debt instruments to create and maintain market neutrality, regardless of changes in interest rates. P 29. Moreover, the ACM Defendants represented that their "hedging" techniques ensured the integrity of the Funds' portfolio value "even through large interest rate swings." P 33.

In addition to disseminating written materials to potential and existing investors, the ACM Defendants participated in "road shows", in which they represented ACM's ability to perform regardless of market conditions. Bradshaw-Mack, who was also involved in the creation and preparation of the marketing materials, regularly made oral presentations which touted ACM's and Askin's "market neutral" "risk balanced" strategy. P 36.

Notwithstanding the represented investment objective of "market neutrality" as portrayed by the ACM Defendants, the Funds' portfolios actually contained many securities whose reaction in an environment of changing interest rates was virtually unpredictable. PP 42, 43. These securities were neither "risk balanced" nor "market neutral." They were speculative, high-yielding, exotic classes of risky, market-sensitive mortgage derivatives. They were [*6] newly created and supplied by the Broker Defendants, who also financed their purchase by the Funds. P 43. The Funds were essentially their only purchasers. P 43.

In addition to misrepresenting the market neutrality of the Funds' portfolios, ACM and Askin failed to hedge the Funds' portfolios as represented. In 1992 and 1993, when interest rates were steadily declining, ACM and Askin eschewed bearish securities and used inverse floaters and other exotic securities to hedge against the bullish securities in the portfolio. P 44. These exotic securities, by their very nature, were difficult to market, particularly when interest rates were changing. P 44. Further, because these securities were not listed on any exchange or national quotation system and their prices were not reported on NASDAQ or any recognized pricing agency, they were in effect unpriced. P 45. Thus, the Broker Defendants created, supplied, financed the purchase of, and "set" the prices of the "toxic" securities in the Funds' accounts. Id.

As a means of increasing the Funds' potential returns, ACM and Askin leveraged the Funds' portfolios through the use of reverse repurchase agreements and margin provided by the [*7] Broker Defendants. P 46. Under these agreements, a Fund, as a seller-borrower, transferred securities in its possession to one of the brokers in exchange for cash and obligated itself to repay later the cash plus interest in exchange for the return of the securities. Thus, these were secured loans in which the original security was used as collateral for the loan made by the broker to the customer. P 47. Through these methods, ACM and Askin were able to leverage approximately $ 650 million in cash invested in the Funds to approximately $ 2 billion worth of the Broker Defendants' "toxic waste" securities. P 48.

Notwithstanding the fact that the leverage in the funds had reached as high as 3.5 times the equity, Bradshaw-Mack, acting on behalf of and at the direction of ACM and Askin, represented to investors that the Funds were normally leveraged at a ratio of between 1-to-1 and 3-to-1 and would never be leveraged more than 3-to-1. P 49. Bradshaw-Mack stated that this leverage ratio level was "very safe." P 49. Because the Funds' portfolios were not hedged as represented, this use of excessive leverage amounted to a reckless gamble on the direction of future interest rates, contrary [*8] to the representations in the offering documents. P 50.

The Broker Defendants, who conducted the Funds' trading activities, created, supplied and financed the purchase of the vast majority of the securities traded by ACM and Askin on behalf of Primavera and the members of the class. Moreover, they extended excessive credit to the Funds. P 27. This enabled ACM and Askin to leverage dangerously the Funds' portfolio and to increase the trading volume as described above for the direct pecuniary benefit of the Broker Defendants. Further, the Broker Defendants knew that the Funds were the largest consumers of their most speculative tranches of the mortgage derivative securities held in the portfolios. P 51. In fact, the speculative tranches were referred to as "toxic waste" due to their riskiness. Id. The Broker Defendants also knew or were reckless in not knowing that the Funds' represented investment strategy was one of market neutrality and that the Funds' inventory and trading of these securities was inconsistent with such representations. P 37. The Broker Defendants depended on the Funds to purchase these toxic securities, as they had virtually no other customers for them. P 51. [*9] Thus, to further encourage the Funds' consumption of these risky securities for which they had no other market, the Broker Defendants extended credit to the Funds in violation of their own internal credit guidelines. P 52.

Under the margin and reverse repurchase agreements which provided leverage for the Funds, each Dealer Defendant was the sole arbiter of the value of the unpriced derivative securities held in the Funds' trading accounts at each respective Dealer Defendant. P 53. The Broker Defendants, therefore, unilaterally set the price of these securities by "marking" them to the market. P 53. By marking these unpriced mortgage derivative securities in the Funds' accounts, the Broker Defendants also unilaterally "set" the value of the collateral which constituted the security for the loans they advanced to the Funds through their margin and repurchase agreements. P 54.

On February 4, 1994, the Federal Reserve Bank increased the benchmark Federal Reserve interest rate for the first time in many months. P 55. Notwithstanding the ACM Defendants' duty to provide accurate and truthful information to Primavera and the members of the class concerning the effect of this increase on [*10] the Funds, the ACM Defendants continued to make representations to existing and potential investors about the Funds' ability to withstand changes in interest rates. P 56. In fact, the ACM Defendants failed to disclose to Primavera and the members of the class that the higher interest rates had, and would continue to, detrimentally affect the Funds' performance. P 57. As such, the Funds would not and could not perform as the ACM Defendants had led investors to believe. P 57.

The ACM Defendants also failed to disclose to Primavera that throughout February 1994, the bottom was falling out of the Funds' unhedged bullish portfolio. P 57. As a result of increasing margin calls by the Broker Defendants throughout February 1994, ACM and Askin sold significant amounts of the more bearish securities in the portfolios which had, at least, partially maintained their prices. P 57. By the end of February, the Funds' portfolios were completely unbalanced. P 57. More importantly, because of the substantial sales of a single class of securities (the bearish securities), the Funds were not market-neutral. P 57.

At the end of February 1994, the ACM Defendants falsely represented to existing and potential [*11] investors that the Funds had lost only a fraction of 1% of their value during February 1994. In fact, the ACM Defendants and the Broker Defendants were aware that the portfolios' loss exceeded 20%. P 57. Completely unaware of these events and acting in reliance on the representations of "market neutrality" and "risk balance," Primavera invested $ 1 million in cash by purchasing 100 shares in Granite Corporation on March 1, 1994. P 59.

On March 29, 1994, Askin disclosed that the Funds had been adversely affected by the increase in interest rates and had lost at least 20% of their value. P 60. By that time, the conduct of the ACM Defendants and the Broker Defendants had already proximately caused substantial damage to Primavera and the class.

By March 30, 1994, the Funds were not able to meet margin obligations imposed by the Broker Defendants, and the Broker Defendants liquidated the securities in the Funds' margin accounts and repurchased positions. P 62. In the early morning hours on March 31, 1994, the Broker Defendants began "auctioning" off the Funds' positions and purchasing some of the securities themselves through "deemed sales", in which the Broker Defendants sought "midnight [*12] bids" from each other and other brokerage firms, then retained the securities in their own inventories at "fire sale" prices. P 63. The Broker Defendants further profited by re-selling these securities at substantial profits. P 63. By 10:00 a.m. that day, the Funds' positions were completely liquidated. A massive loss had occurred.

II. The Bankruptcy Proceedings

On or about April 8, 1994, the Funds filed petitions under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York, before the Honorable Stuart M. Bernstein. PP 19, 20, 22. Thereafter, on December 21, 1995, Harrison Goldin, the appointed bankruptcy trustee, sought a preliminary injunction to prevent Primavera from continuing the prosecution of this action.

On April 9, 1996, the Bankruptcy Court granted in part and denied in part the trustee's motion to enjoin Primavera from prosecuting its claims (the "Bankruptcy Opinion"). Specifically, the Bankruptcy Court determined that the "fraudulent inducement claims, alleged primarily although not exclusively in the First through Fourth Claims, are direct and belong to shareholders such as Primavera," [*13] not to the bankruptcy estate of the Funds. Bankr. Op. at 18. In contrast, Primavera was enjoined from prosecuting its "waste, mismanagement and breach of fiduciary duty" claims against the ACM Defendants on the ground that "only the Trustee has standing to sue insiders . . . for injuries to a corporation or a limited partnership arising from their waste, mismanagement or breach of fiduciary duty." *Id. at 33.* Additionally, relying on the theory of in pari delicto, the Bankruptcy Court ruled that the trustee could bring not these claims against the Broker Defendants. *Id. at 33, 52.* The Bankruptcy Court did not, however, determine if those claims against the Broker Defendants could be maintained by Primavera, leaving the determination to this Court, nor did Judge Bernstein address the question of the third-party breach of contract claim. *Id. at 37.* Finally, the Bankruptcy Court enjoined Primavera's prosecution of its claim for wrongful liquidation, deeming it to be property of the estate. See Bankr. Op. at 33-35. On May 7, 1996, the Bankruptcy Court entered its Order setting forth the rulings in its Bankruptcy Opinion (the "May 7 Order.").

III. Prior Proceedings [*14] in This Action

Primavera initially filed this action in the United States District Court for the Northern District of California against the ACM Defendants on March 24, 1995. The initial complaint was first amended on May 10, 1995. On or about September 20, 1995, Primavera again amended its complaint to add the Broker Defendants.

In the Complaint, Primavera asserts claims for violation of Section 10(b) of the Securities Exchange Act of 1934 (the "1934 Act"), *15 U.S.C. § 78j*(b), and Rule 10b-5 promulgated thereunder, *17 C.F.R. § 240.10b-5* (Count One, against all the Defendants), violation of Section 20(a) of the 1934 Act (Count Two, against all the Defendants except Bradshaw-Mack), common law fraud (Count Three, against all the Defendants), negligent misrepresentation (Count Four, against the ACM Defendants only), breach of fiduciary obligations (Count Five, against the ACM Defendants only), aiding and abetting breach of fiduciary obligations (Count Six, against the Broker Defendants only), third-party beneficiary breach of contract (Count Seven, against the Broker Defendants only), and violations of Article 9 of the Uniform Commercial Code, New York U.C.C. § § 9-504 and 9-507, [*15] in connection with the liquidation (Count Eight, against the Broker Defendants only). As noted above and as described more fully below, Primavera has been enjoined from suing on certain of these claims.

The case was transferred to this Court on October 18, 1996, and assigned here based on its relation to *Kidder, Peabody & Co. v. Unigestion International, Ltd., 903 F. Supp. 479 (S.D.N.Y. 1995).* Prior to answering, the Broker Defendants filed their notice of this motion on April 23, 1996. The next day, Askin and ACM filed their notice of motion, followed the next day by that of Bradshaw-Mack. Oral argument on all three motions was heard on June 21, 1996, and the motions were deemed fully submitted at that time.

Discussion

I. The Motions to Dismiss for Failure to State a Claim

A. Legal Standard for Rule 12(b)(6)

[HN2] Rule 12(b)(6) imposes a substantial burden of proof upon the moving party. A court may not dismiss a complaint unless the movant demonstrates "beyond doubt that the plaintiff can prove no set of facts in support of his claim which would entitle him to relief."

H.J. Inc. v. Northwestern Bell Tel. Co., 492 U.S. 229, 249-50, 106 L. Ed. 2d 195, [*16] *109 S. Ct. 2893 (1989); Hishon v. King & Spalding, 467 U.S. 69, 73, 81 L. Ed. 2d 59, 104 S. Ct. 2229 (1984); Conley v. Gibson, 355 U.S. 41, 45-46, 2 L. Ed. 2d 80, 78 S. Ct. 99 (1957).*

B. The Claims Made Pursuant to § 10(b) of the Exchange Act Against the Broker Defendants Will Be Dismissed, But Those Against the ACM Defendants Will Not Be Dismissed

Count One of the Complaint alleges that the ACM Defendants and the Broker Defendants violated Section 10(b) of the 1934 Act and Rule 10b-5 promulgated thereunder. The Broker Defendants' motion to dismiss these claims will be granted. That of the ACM Defendants will be denied.

1. The Section 10(b) Claims Against the Broker Defendants Will Be Dismissed

Because the Section 10(b) and Rule 10b-5 Claim against the Broker Defendants constitutes a claim for secondary liability, it will be dismissed for failure to state a claim upon which relief can be granted.

In *Central Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A., 511 U.S. 164, 114 S. Ct. 1439, 128 L. Ed. 2d 119 (1994),* the Supreme Court held that [HN3] Rule 10b-5's proscription does not include giving aid to a person who commits a manipulative [*17] or deceptive act. Id. at 1448. The Court held that a plaintiff in a private damages action brought under Rule 10b-5 could not recover against a party alleged to have aided and abetted another party's violation of the statute. Id. at 1455. The Court reasoned that because Section 10(b) prohibits only the making of a material misstatement or omission or the commission of a manipulative act, liability cannot be imposed for aiding and abetting such acts. Id.

Here, Primavera alleges that the Broker Defendants enabled the ACM Defendants to sell interests in the Funds. Primavera does not allege that the Broker Defendants directly sold interests in the Funds to the investors, but merely that the Broker Defendants' sales of CMOs to the Funds helped the Funds sell interests to the investors. Compl. P 76. Deeming such action to constitute liability would nullify Central Bank's proscription against secondary liability under Section 10(b). See *Anixter v. Home-Stake Prod. Co., 77 F.3d 1215, 1225 (10th Cir. 1996)* ("The critical element separating primary from aiding and abetting violations is the existence of a representation, either by statement or omission, made by the defendant, [*18] that is relied upon by the plaintiff.").

Primavera argues that the Complaint states a claim against the Broker Defendants for primary, not secondary, violations of Section 10(b). The statute, notes Primavera, prohibits the use of "any manipulative or deceptive device or contrivance" in connection with the purchase or sale of a security. *15 U.S.C. § 78j*(b). Moreover, Primavera points out, Rule 10b-5 prohibits (a) the employment of any device, scheme or artifice to defraud; or (b) the making of any untrue statement of a material fact or omission of a material fact; or (c) the engaging in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person. *17 C.F.R. § 240.10b-5.* The Broker Defendants, argues Primavera, violated the first and third of these proscriptions, thus constituting primary liability.

It is true, of course, that Central Bank does not prevent a plaintiff from pursuing a primary liability claim against parties who violate Rule 10b-5(a) or (c). *Central Bank, 114 S. Ct. at 1455.* There, the Supreme Court stated:

> The absence of § 10(b) aiding and abetting liability does not mean that secondary actors in the [*19] securities markets are always free from liability under the Securities Acts. Any person or entity, including a lawyer, accountant, or bank who employs a manipulative device or makes a material misstatement (or omission) on which a purchaser or seller of securities relies may be liable under 10b-5, assuming all of the requirements for primary liability under Rule 10b-5 are met.

Id. This, however, is not such a case. Although Paragraph 5 of the Complaint alleges that the Broker Defendants perpetrated a fraudulent plan, scheme, and common course of business which operated as a fraud on plaintiff and the class, that allegation is conclusory and not supported by the remaining, factual allegations of the Complaint. Certainly, post-Central Bank lower court decisions have held that a complaint will withstand a motion to dismiss if it adequately alleges that a party significantly participated in the alleged manipulative or deceptive scheme. See In re U.S.A. Secs. Litig., [1995 Tr. Binder] *Fed. Sec. L. Rep. (CCH) P 98,837, at 93,048* (S.D.N.Y. June 16, 1995) (sustaining plaintiff's Section 10(b) claim against issuer, certain officers and directors, and underwriters for their [*20] role in a securities offering, and noting that "Central Bank does not limit the liability of those who participate in a scheme to defraud.") Id. Yet [HN4] while a substantial, integral role is necessary to primary liability under Section 10(b) and

Rule 10b-5, it is not sufficient. The allegations that the Broker Defendants created, supplied, and financed the purchases of and then sold "toxic waste" securities to ACM and Askin, PP 27, 30, 37, fail to constitute primary liability to Primavera. Similarly, allegations that the Broker Defendants unilaterally "marked" the securities, PP 46, 51, 52, 53, 54, that they violated their own internal credit requirements, P 52, and that they played a role in the selling frenzy following the collapse, PP 62-64, do not state a claim for primary liability. These allegations, at their core, still constitute, at most, aiding and abetting of the alleged violations of the ACM Defendants.

Further, since the Complaint is, regardless of how it is framed, one of misrepresentation, the Dealers could not have committed a primary violation of Rule 10b-5, because they are not alleged to have consciously deceived the Funds' investors. See *Ernst & Ernst v.* [*21] *Hochfelder, 425 U.S. 185, 47 L. Ed. 2d 668, 96 S. Ct. 1375 (1976); Santa Fe Indus., Inc. v. Green, 430 U.S. 462, 476, 51 L. Ed. 2d 480, 97 S. Ct. 1292 (1977); Schreiber v. Burlington Northern, Inc., 472 U.S. 1, 6-8, 86 L. Ed. 2d 1, 105 S. Ct. 2458 (1985).*

Finally, to the extent that the Complaint sets forth allegations of conspiracy (Compl. P 73), it does not state a cause of action. [HN5] The reasoning of Bank of Denver also forecloses secondary civil liability based on an alleged conspiracy to violate the securities laws. Just as there is no aiding and abetting liability under Section 10(b) because Section 10(b) does not explicitly provide for such a private right of action, see *Bank of Denver, 114 S. Ct. at 1448,* there can be no conspiracy liability under Section 10(b). See *114 S. Ct. at 1460 n.12* (Stevens, J., dissenting); *Kidder, Peabody & Co. Inc. v. Unigestion Int'l, Ltd., 903 F. Supp. 479, 496-98; Securities and Exchange Commission v. U.S. Envtl, Inc., 897 F. Supp. 117, 119* ("the Commission has failed to identify any statutory text that makes it a civil violation of the Securities Acts (or of federal law more generally) to conspire to violate any one [*22] or all of the substantive provisions of the Securities Acts at issue here"); see also *In re GlenFed, Inc. Secs. Litig., 60 F.3d 591, 592 (9th Cir. 1995).*

For these reasons, the Section 10(b) claim against the Broker Defendants will be dismissed.

2. The Section 10(b) Claims Against the ACM Defendants Will Not Be Dismissed

a. The Section 10(b) Claims Relating to the Purchase or Sale of Investments in Granite Partners and Quartz Will Not Be Dismissed

The Defendants argue that under the doctrine of *Blue Chip Stamps v. Manor Drug Stores, 421 U.S. 723, 44 L. Ed. 2d 539, 95 S. Ct. 1917 (1975),* Primavera lacks standing to pursue claims concerning the securities of Granite Partners and Quartz, since it purchased shares only in Granite Corporation. See also *Manufacturers Hanover Trust Co. v. Smith Barney, Harris Upham & Co., 770 F. Supp. 176, 179 (S.D.N.Y. 1991); Boardman v. Lipton, 605 F. Supp. 970, 972 (S.D.N.Y. 1985); Stratton Group, Ltd. v. Sprayregen, 466 F. Supp. 1180, 1188 (S.D.N.Y. 1979).* See, e.g., *Ramos v. Patrician Equities Corp., 765 F. Supp. 1196, 1199 (S.D.N.Y. 1991)* (dismissing complaint as to claims for which purported class representatives [*23] did not have standing).

This argument may have merit, and it is true that "[a] plaintiff may not use the procedural device of a class action to boot strap himself into standing he lacks under the express terms of the substantive law . . . . the question of standing is totally separate and distinct from the question of plaintiff's right to represent a purported class under Rule 23." *Vulcan Soc'y of Westchester County v. Fire Dep't of White Plains, 82 F.R.D. 379, 399 (S.D.N.Y. 1979)* (quoting *Weiner v. Bank of King of Prussia, 358 F. Supp. 684, 694 (E.D. Pa. 1973)).* Here, however, the issues of standing are sufficiently bound up with those of class certification, and their resolution bears sufficiently little weight on the disposition of the remainder of these motions or on the discovery process, that the motion to dismiss on these grounds will be denied at present, with leave to renew at such time, if any, as a motion for class certification is made.

b. The "Bespeaks Caution" Doctrine Does Not Mandate Dismissal

[HN6] Generally, defendants "cannot be held liable for statements which 'bespeak caution,' purport to be speculative, or 'set forth that they are based on supplied [*24] facts, but . . . additionally state that there is no implication that the results predicted can or will be achieved.'" Heil v. Lebow, [1994-1995 Decisions] *Fed. Sec. L. Rep. (CCH) P 98,465, at 91,188* (S.D.N.Y. Nov. 14, 1994) (proxy statement's inclusion of "twelve pages of risk factors" as well as numerous other cautionary language mandated summary judgment for defendants on a Section 10(b)) (quoting *Stevens v. Equidyne Extractive Indus. 1980, 694 F. Supp. 1057, 1064 (S.D.N.Y. 1988)),* aff'd, *No. 95-7516, 1995 WL 736327* (2d Cir. Dec. 12, 1995); see also *I. Meyer Pincus & Assocs. v. Oppenheimer & Co., 936 F.2d 759, 763 (2d Cir. 1991); Luce v. Edelstein, 802 F.2d 49, 56 (2d Cir. 1986).* Although a colorable case can be made, as the ACM Defendants argue, that the PPMs warned investors about the contingencies upon which Primavera's claims are based, the allegations of the Complaint, drawing all inferences in Primavera's favor, could be held to present circumstances making the doctrine inapplicable here. Therefore, the Section 10(b) claim against the ACM

Defendants will not be dismissed for failure to state a claim.

The ACM Defendants point to several sections of the [*25] PPMs, asserting that throughout those documents, it was stated that ACM's market-neutral strategy was merely a strategy, with no assurances of success. For instance, they note that the PPMs stated that, "in general, market-neutral investing is a strategy which attempts to achieve its return objectives, regardless of the direction and degree of movement of the relevant market." (Granite Corp. PPM at 11). They point also to a statement in the PPM stating that:

> The Investment Adviser will attempt to combine positions in a number of such securities to form a portfolio having a combined total return which will be relatively stable over large swings in interest rates or generally market neutral. . . . The Investment Adviser believes that under current and expected market conditions for Mortgage-Backed Securities, the return on a portfolio managed in this manner will be relatively attractive. However, as the result of the uncertainties inherent in this (and, for that matter, any other) investment strategy, there can be no assurance that the Fund's objective will be achieved.

Yet [HN7] the bespeaks caution doctrine does not apply here, for it is not applicable to misrepresentations or [*26] omissions of present or historical fact. *In re Regeneron Pharmaceuticals Sec. Litig., 1995 U.S. Dist. LEXIS 4023*, [1995 Tr. Binder] *Fed. Sec. L. Rep. (CCH) P 98,637 at 91,913, 1995 WL 228336* (S.D.N.Y. March 10, 1995); *Shaw v. Digital Equipment Corp., 82 F.3d 1194, 1996 U.S. App. LEXIS 10461* (1st Cir., 1996). See also *Gray v. First Winthrop Corp., 82 F.3d 877 (9th Cir. 1996); Fecht v. Price Co., 70 F.3d 1078, 1081 (9th Cir. 1995)* cert. denied, *134 L. Ed. 2d 547, 116 S. Ct. 1422 (1996)*. Rather, the bespeaks caution doctrine applies only to future-and forward-looking statements. *Pincus, 936 F.2d at 763;* Regeneron [1995 Tr. Binder] (CCH) P98,637 at 91,913.

Rather, the Complaint alleges, at least in part, that the ACM Defendants made statements of current or historical fact which are alleged to have been false at the time when they were made. For example, the Complaint alleges that the ACM Defendants stated that "the Investment Adviser uses the technique of risk-balanced mortgage investing, combining several different Mortgage-Backed Securities . . . in a risk balanced package." P34(b). The ACM Defendants also are alleged to have explained that the "risk balanced" [*27] package was mixed with bearish and bullish securities to "create a portfolio that is neutralized against market risk." P35(f). The Complaint also alleges that the defendants touted the Investment Adviser's use of "computer models" to "construct" packages of offsetting securities. P34(e). The ACM defendants also allegedly represented that the Funds' portfolios are "hedged so as to maintain a relatively constant portfolio value, even through large interest rate swings." P35(c).

The Complaint further alleges that each of these statements and others were materially false and misleading when made and that defendants knew or were reckless in not knowing of such falsity. PP 39, 43. The bespeaks caution doctrine is, therefore, inapplicable to such allegations. No cautionary statements can immunize the defendants if they knew or recklessly disregarded that these representations were false at the time they were made. See *In re First Amer. Ctr. Secs. Litig., 807 F. Supp. 326, 333 (S.D.N.Y. 1992)* (citing *Luce, 802 F.2d at 57 (2d Cir. 1986)); Kline v. First Western Gov't Secs., Inc., 24 F.3d 480, 489 (3d Cir. 1994)*, cert. denied, *115 S. Ct. 613 (1994)*. The bespeaks caution doctrine, [*28] therefore, does not apply to the Complaint, because the statements about the ACM Defendants' tested and proven investment strategy are alleged to have been false at the time they were made.

For these reasons, the Section 10(b) claim against the ACM Defendants will not be dismissed.

C. The Section 20 Claim Against the Broker Defendants Will Be Dismissed

Count Two alleges that all of the defendants except Bradshaw-Mack violated Section 20(a) of the 1934 Act. The Broker Defendants have moved to dismiss this claim; the ACM Defendants have not. The Claim against the Broker Defendants will be dismissed for failure to state a claim.

[HN8] Section 20(a) states: "Every person who, directly or indirectly, controls any person liable under any provision of this Act . . . shall also be liable . . . unless the controlling person acted in good faith and did not directly or indirectly induce the act or acts constituting the violation or cause of action." [HN9] In order to state a Section 20(a) claim, a complaint must contain a factual basis supporting an allegation that the defendant had "the power to exercise control over the primary violator, based on a special relationship such as agency or stock [*29] ownership." *Index Fund, Inc. v. Hagopian, 609 F. Supp. 499, 506 (S.D.N.Y. 1985)*. Accordingly, to allege merely, for example, that one is a stockholder of a corporate wrongdoer is insufficient. See *Food & Allied Serv. Trades Dep't v. Millfeld Trading Co., 841 F. Supp. 1386, 1391 (S.D.N.Y. 1994);* see also *Hemming v. Alfin Fragrances, Inc., 690 F. Supp. 239,*

245 (S.D.N.Y. 1988) ("a person's status as an officer, director or shareholder, absent more, is not enough . . ."). At a minimum, the allegations concerning the controlling person's relationship with the primary violator must support a reasonable inference that the control person "had the potential power to influence and direct the activities" of the primary violator. *Borden, Inc. v. Spoor Behrins Campbell & Young, Inc., 735 F. Supp. 587, 591 (S.D.N.Y. 1990).* The SEC has defined "control" as "the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a [violator], whether through the ownership of voting securities, by contract, or otherwise." 17 C.F.R. § 240.12(b)-2(f).

The gravamen of Primavera's Complaint, however, is merely that the ACM Defendants [*30] would have been unable to operate the Funds without the CMOs supplied by those defendants:

> The Broker Defendants, and each of them, controlled the business operations of Askin and ACM because Askin and ACM were solely and exclusively dependent on the existence and availability of the securities created by the Broker Defendants to run the Granite Funds. Absent these securities being created and sold to the Granite Funds, Askin and ACM would not have been engaged in the business of operating the Granite Funds.

Compl. P 68. In other words, Primavera alleges only that the Broker Defendants sold some of the securities purchased by the Funds, not that the Broker Defendants actually controlled the Funds' decision to make those purchases. Indeed, Primavera's assertion that three institutions in direct competition with one another each controlled the ACM Defendants' purchases from each other presents an unlikely scenario.

Primavera asserts that it has effectively alleged that the Broker Defendants controlled the business operation of Askin and ACM (Compl. P 67). [HN10] Simply alleging "control status" in a conclusory fashion, however, is not all that is required to state a claim under [*31] Section 20(a) of the 1934 Act. A "bare allegation of control [does] not suffice" to withstand a motion to dismiss because the Court need not accept as true "allegations which amount simply to legal conclusions." *Neubauer v. Eva-Health USA, Inc., 158 F.R.D. 281, 285 (S.D.N.Y. 1994).* At a minimum, a plaintiff must plead facts showing "that the defendant had 'the power to exercise control over the primary violator, based on a special relationship such as agency or stock ownership.'" *Bernstein v. Crazy Eddie, Inc., 702 F. Supp. 962, 979 (E.D.N.Y. 1988),* vacated in part on other grounds, *714 F. Supp. 1285 (E.D.N.Y. 1989);* see also *Martin v. EVP Second Corp., 1991 U.S. Dist. LEXIS 9234, Fed. Sec. L. Rep. (CCH) P 96,115 at p. 90,646, 1991 WL 131176* (S.D.N.Y. July 8, 1991) (dismissing § 20(a) claim because "the legal conclusion that [defendant] was a 'controlling person' ... is not accepted absent a factual basis."); *Morse v. Weingarten, 777 F. Supp. 312, 318 (S.D.N.Y. 1991)* (dismissing Section 20(a) claim on Rule 12(b)(6) motion).

The fact that the Broker Defendants "created and sold" securities to the Funds, that they controlled "the business relations of Askin and ACM, and that Askin and [*32] ACM were solely and exclusively dependent on the existence and availability of the securities created by" the Broker Defendants are insufficient to allege control. Compl. P 68. Primavera does not cite, and this Court cannot find, a case in which control status was predicated upon a defendant's provision of goods or services to the primary violator. Similarly, merely providing financing to the Funds cannot constitute control for Section 20(a) purposes even if that financing was essential to the Funds' operations. See, e.g., *Metge v. Baehler, 762 F.2d 621, 631 (8th Cir. 1985),* cert. denied, *474 U.S. 1053, 1072 (1986)* (no control when complaint suggested that at most a lender may have had influence over some of borrower's business decisions, as opposed to actual control over borrower's business operations), cert. denied, *474 U.S. 1057 (1987).* For the same reason, merely selling securities to the Funds cannot constitute control for Section 20(a) purposes even if those securities were essential to the Funds' operations.

For these reasons, Primavera's Section 20(a) claim against the Broker Defendants will be dismissed.

C. The Claims for Aiding and Abetting a Breach [*33] of Fiduciary Duty and Third-Party Beneficiary Breach of Contract Against the Broker Defendants Will Be Dismissed

The Broker Defendants have moved to dismiss the Third, Sixth, and Seventh Claims against them for, respectively, fraud, aiding and abetting a breach of fiduciary duty, and third-party beneficiary breach of contract. The second two are derivative claims, and Primavera thus lacks standing to sue on those claims. Moreover, the bankruptcy court's reliance on the doctrine of in pari delicto, described below, fails to confer standing upon Primavera. Therefore, those two claims against the Broker Defendants will be dismissed. However, the fraud claim, to the extent that it is based on aiding and abetting, is not derivative, and it will not be dismissed for lack of standing.

Granite Partners is a Delaware limited partnership and both Granite Corp. and Quartz are Cayman Islands corporations. Compl/ PP 19, 20, 22. Therefore, Delaware law will be applied to the common law questions surrounding Granite Partners, and Cayman Islands Law, as represented in the affidavit of Angus John Elliott Foster and unchallenged by Primavera, will be applied to the matters involving Granite [*34] Corp. and Quartz.

1. The Bankruptcy Court's Finding That the Trustee Is Barred by In Pari Delicto Does Not Vest the Investors With Standing to Bring Derivative Claims in a Direct Action

At the outset, it is necessary to address the Bankruptcy Court's finding that the Funds' trustee was barred from asserting certain claims by the doctrine of in pari delicto. Although Primavera asserts that that finding confers standing on it to pursue certain derivative claims, that is not so.

Judge Bernstein, with characteristic clarity, explained the doctrine of in pari delicto as follows:

> Claims that insiders and third parties acted in concert to defraud investors raise special concerns, and require consideration of the doctrine of in pari delicto. The doctrine is based on two premises: courts should not mediate disputes between wrongdoers, and denying judicial relief to a wrongdoer deters illegal conduct. *Bateman Eichler, Hill Richards, Inc. v. Berner, 472 U.S. 299, 306, 86 L. Ed. 2d 215, 105 S. Ct. 2622 (1985); Ross v. Bolton, 904 F.2d 819, 824 (2d Cir. 1990).* State law determines if it applies. See *O'Melveny & Myers v. FDIC, 512 U.S. 79, 114 S. Ct. 2048, 2053,* [*35] *129 L. Ed. 2d 67 (1994).* If in pari delicto applies, the trustee cannot sue the third parties for injuries that the corporation suffered in connection with the fraudulent scheme.

Bankr. Op. at 21-22 (footnotes and parenthetical omitted). Applying the doctrine, Judge Bernstein held that the in pari delicto doctrine deprived the Trustee of ability to bring the claims -- which would otherwise belong to the Funds' estate -- for waste, mismanagement, and breach of fiduciary duty. See Bankr. Op. at 21-33.

Primavera reads this part of the decision to grant it standing to bring these same claims, arguing, in essence, that if the trustee cannot assert these claims, then the shareholders must be able to. [HN11] Standing, however, is a constitutional requirement. *Allen v. Wright, 468 U.S. 737, 751, 82 L. Ed. 2d 556, 104 S. Ct. 3315 (1984).* The Bankruptcy Court's decision that the Trustee was barred by the doctrine of in pari delicto from recovering on behalf of the Funds can neither confer constitutional standing upon Primavera nor transform the nature of its alleged injury from a derivative one into a direct and personal one. Instead, [HN12] shareholders must show [*36] special injury to bring direct actions. See Foster Aff. P 11 (shareholder may bring direct action only in "exceptional circumstances" where "he has suffered personal loss distinct from the loss suffered by the company"); *In re Ionosphere Clubs, Inc., 17 F.3d 600, 604 (2d. Cir. 1994)* (shareholder must allege a "special injury") (applying Delaware law).

Indeed, Judge Bernstein left it for this Court to determine whether shareholders such as Primavera have standing to assert these derivative mismanagement claims:

> Further, we do not necessarily rule that if the trustee lacks standing, Primavera or anyone else has it. . . . For example, the Brokers argue that if the doctrine of in pari delicto bars the trustee from asserting Primavera's claims, it also bars shareholders such as Primavera. We defer to the district court on this issue because our inquiry ends once we determine that the Primavera claims are not property of the estate . . . .

Bankr. Op. at 15 & n.10

[HN13] Shareholders bringing derivative claims sue as representatives of the corporation and not individually. The shareholder cannot prevail unless there is, at the time the action is brought, a claim which [*37] could be enforced by the corporation. *In re Athos Steel and Aluminum, Inc., 71 Bankr. 525, 532 (E.D. Pa. 1987),* citing 13 Fletcher, Fletcher Cyclopedia of the Law of Private Corporations ("Fletcher Cyc. Corp.") § 5947 (perm. ed. rev. vol. ("The shareholder cannot [bring a derivative proceeding] unless there is, at the time the action is brought, a claim which could be enforced by the corporation"). Shareholders are therefore subject to the same affirmative defenses available against the corporation. Foster Aff. P 8 ("The plaintiff/shareholder sues in right of the company and is in no better position than the company. Consequently any defences which the defendant would have had against the company are available against the shareholder pursuing the claim on behalf of the company."); see also 13 Fletcher Cyc. Corp. § 5947 and cases cited therein; id. § 5954.30. Bankruptcy of a corporation does not alter the requirement that the injury to the corporation be vindicated only by the corporation or a shareholder suing derivatively. Indeed, the Supreme Court has stated that "the insolvency of the victim directly injured adds a further concern . . . , since a suit by an [*38] indirectly injured victim could be an attempt to circumvent the relative priority its claim would have in the directly injured victim's liquidation proceedings." *Holmes v. Securities Investor Protection Corp., 503 U.S. 258, 274, 117 L. Ed. 2d 532, 112 S. Ct. 1311 (1992); Ionosphere, 17 F.3d at 606* (Bankruptcy "provides additional reason why the recovery must be to the corporation rather than to the Preferred holders [because] . . . the law provides for a strict order of priorities for the distribution of its assets."); *Manson v. Stacescu, 11 F.3d 1127, 1132 (2d Cir. 1993)* ("The standing requirement prevents some claimants from diverting the corporation's assets from other creditors whose claims have priority.").

Thus, if Primavera's claims for breach of fiduciary duty, breach of contract and fraud against the Broker Defendants are derivative, defenses available against the corporation can be asserted in such an action. Foster Aff. PP 8, 13. The fact that the Funds have filed for bankruptcy does not give the shareholders and limited partners any greater rights than they would have enjoyed absent the bankruptcy. The nature of the claims -- derivative rather than direct [*39] -- would not change and any defenses to those claims, including in pari delicto, would be available. Foster Aff. PP 8, 13; see also *In re Mediators, Inc., 190 Bankr. 515, 528-29 (S.D.N.Y. 1995)* (official committee of unsecured creditors, standing in shoes of debtor, could not bring estate claims barred by in pari delicto); *Feltman v. Prudential-Bache Sec., 122 Bankr. 466, 475-76 (S.D. Fla. 1990)* (creditors' committee cannot bring claims on behalf of estate that trustee would have been unable to raise).

Primavera argues further that as the doctrine of in pari delicto has impaired the Trustee from pursuing this claim against the Broker Defendants, Primavera and the class have standing to prosecute this claim as the holders of the beneficial interest of the claim. It cites no authority for this proposition, but seeks to analogize to cases in which trust beneficiaries are conferred standing to pursue claims which the trustee either refuses to pursue or is prevented from pursuing. Cf. *Application of Grotzinger, 440 N.Y.S.2d 189, 196-97 (App. Div. 1981)* (where partial remaindermen of two limited partnership trusts commenced proceeding to remove three trustees for allegedly [*40] conspiring to loot assets of trusts, court held that while limited partner was generally restricted from suing, those limitations were intended solely to restrain limited partners from interfering with the right of the general partners to carry on the business of the partnership, noting that these limitations did not bar limited partners from bringing an action in cases where the interests of the limited partners had been prejudiced); *Velez v. Feinstein, 87 A.D.2d 309, 451 N.Y.S.2d 110, 115 (App. Div. 1982)* (beneficiary may sue in favor of trust against third parties when trustee under a duty to enforce such claims fails to do so).

Yet the fact that both shareholders and the Trustee might be prevented from suing on claims belonging to the corporation based on the doctrine of in pari delicto is not inequitable. No party purporting to act as a representative of a corporation should be able to recover on behalf of that corporation against co-conspirators if in pari delicto applies because, by definition, the corporation and co-conspirators have been found to be "equally at fault." See *Perma Life Mufflers, Inc. v. International Parts Corp., 392 U.S. 134, 138, 20 L. Ed. 2d 982,* [*41] *88 S. Ct. 1981 (1968).*

For these reasons, the fact that the Bankruptcy Court found that the doctrine of in pari delicto applies does not mean that Primavera has standing to raise derivative claims.

2. The Breach of Fiduciary Duty and Third-Party Breach of Contract Claims Are Derivative Claims

Judge Bernstein determined that the fraudulent inducement claims, which he found located "primarily although not exclusively" in the First through Fourth Claims of the Complaint, Bankr. Op. at 18, are direct and belong to Primavera. The other claims -- arising from waste, mismanagement, and breach of fiduciary duty -- the Court deemed derivative. Id. at 18-19. Because Primavera's complaints against the Broker Defendants for aiding and abetting a breach of fiduciary duty and for third-party beneficiary breach of contract -- do not sound in fraudulent inducement, and because they allege no special injury against the shareholders, they will be dismissed. However, the claim for aiding and abetting fraud is not derivative, and Primavera possesses standing to bring that claim.

[HN14] In analyzing whether a claim is derivative, a court "must look to the nature of the alleged wrong [*42] rather than the designation used by plaintiffs." *Rabkin v. Philip A. Hunt Chem. Corp., 547 A.2d 963, 968 (Del. Ch. 1986).* See also *Kobin v. Goodman, 222 N.Y.S.2d 744, 746 (N.Y. Sup. 1961)* ("The mere labeling of a complaint as either a personal or individual one does not convert one category of action into the other.") (citations omitted).

[HN15] Claims based on corporate mismanagement or third-party action that resulted in the diminution of share value belong to the corporation and can only be brought by it. See Foster Aff. PP 7-10. "When an injury to corporate stock falls equally upon all stockholders, then an individual stockholder may not recover for the injury to his stock alone, but must seek to recover derivatively in behalf of the corporation." *Bokat v. Getty Oil Co., 262 A.2d 246, 249 (Del. 1970)* (citing 13 Fletcher Cyc. § 5913.

Thus, unless the shareholders can allege a special injury, they have no cause of action. Foster Aff. P 11 (a shareholder has a personal cause of action only in "exceptional circumstances" where the shareholder claims "personal loss distinct from the loss suffered by the company"); *In re Ionosphere Clubs, Inc., 17 F.3d 600, 604 (2d* [*43] *Cir. 1994)* ("a shareholder asserting a direct action against a third party must allege a 'special injury'") (citation omitted) (applying Delaware law); *Rand v. Anaconda-Ericsson, Inc., 794 F.2d 843, 849* (2d Cir.) (a shareholder lacks standing to bring a claim when its alleged injury consists only of a decrease in the value of its shares), cert. denied, *479 U.S. 987, 93 L. Ed. 2d 582, 107 S. Ct. 579 (1986); Moran v. Household Int'l, Inc., 490 A.2d 1059, 1070* (Del. Ch.) (a shareholder may sue individually only if it has alleged "an injury which is separate and distinct from that suffered by other shareholders" or a wrong involving a contractual right of a shareholder, such as the right to vote, or a certain majority control, which exists independently of any right of the corporation) (citation omitted).

The claims against the Broker Defendants for aiding and abetting a breach of fiduciary duty and breach of contract arise out of the Broker Defendants' interaction with the Funds, but not with the investors in the Funds. As described in Complaint, those interactions are as follows:

> The Broker Defendants "sold and brokered" or "created and sold" securities to the Funds. [*44] Compl. PP 16-18, 27, 37.
>
> The Broker Defendants "extended credit to the [Funds] to enable ACM and Askin to leverage the Funds' portfolio and increase their trading volume." Id. P 27.
>
> The Broker Defendants participated in the ACM Defendants' "unreasonable leveraging of the [Funds] by . . . violating their own internal credit requirements." Id. P 52.
>
> The Broker Defendants "unilaterally set the price" of the securities bought and sold by the Funds. Id. P 53.
>
> The Broker Defendants imposed "severe and unreasonable margin requirements on the [Funds]." Id. P 61.
>
> The Broker Defendants unreasonably liquidated the securities held by the Funds. Id. PP 62-64.

In the Complaint, Primavera does not allege that it or any member of the purported class suffered any unique injury apart from the loss of its investment in the Funds. Indeed, the Complaint expressly states that Primavera seeks damages from the ACM Defendants and the Broker Defendants to compensate it for the alleged loss of "all monies invested by Plaintiff," and the other investors in the Funds. Compl. P 8; see also id. PP 12, 102, 106; Prayer for Relief P 2. The fact that Primavera's [*45] claim is brought as a class action on behalf of other investors in the Funds further illustrates the commonality of the alleged injury and that it is not "peculiar to [Primavera] alone." See *Nordberg v. Lord, Day & Lord, 107 F.R.D. 692, 698 (S.D.N.Y. 1985),* quoting 12B Fletcher Cyc. Corp. § 5913 at 434 ("'It is only where the injury sustained to one's stock is peculiar to him alone, and does not fall alike upon other stockholders, that one can recover as an individual.'"). Primavera thus lacks standing to assert these claims.

a. The Aiding and Abetting Breach of Fiduciary Duty is Derivative

[HN16] To allege the requisite "special injury" necessary to support a direct action against a third party who transacts business with a corporation, a shareholder must allege either that the wrongful conduct violates a duty to him "independent of the fiduciary duties owed that party along with all other shareholders," or that the conduct causes an injury to the shareholders distinct from any injury to the corporation itself. *Cowin v. Bresler, 239 U.S. App. D.C. 188, 741 F.2d 410, 415 (D.C. Cir. 1984);* see also *Ionosphere, 17 F.3d at 600; Vincel v. White Motor Corp.,* [*46] *521 F.2d 1113, 1121-22 (2d Cir. 1975).* Primavera's breach of fiduciary duty claim satisfies neither requirement.

[HN17] Where "special injury" is predicated on violation of a duty, the complaining shareholder may sue directly only where he has been injured in his relationship to the corporation, "in a capacity other than that of a shareholder." *Cowin, 741 F.2d at 415* (emphasis added). Thus, where a party alleges "a breach of fiduciary duty to all shareholders, the action can only be maintained derivatively." *Moelis v. Schwab Safe Co., 706 F. Supp. 284, 285 (S.D.N.Y. 1989);* see *Manson v. Stacescu, 11 F.3d 1127, 1131 (2d Cir. 1993)* (holding that shareholders lack standing to sue unless they are owed some "special duty"), cert. denied, *130 L. Ed. 2d 206, 115 S. Ct. 292 (1994); Enterra Corp. v. SGS Assoc., 600 F. Supp. 678, 689 (E.D. Pa. 1985)* ("An alleged breach of fiduciary duty on the part of the directors which is asserted on behalf of all shareholders or the entire corporation . . . must be maintained as a derivative action. . . .").

Here, Primavera's claims for breach of fiduciary duty are predicated on duties owed to all of the Funds' investors in their capacity as [*47] shareholders (or limited partners); their right of recovery is not independent of their status as investors. Thus, they fail to meet the first prong of the "special injury" test.

[HN18] The second category of "special injury" claims involve "'wrong(s) inflicted upon the stockholder alone.. or wrong(s) affecting . . . the stockholders and not the corporation . . . ." *Cowin, 741 F.2d at 415* (citation omitted). By contrast,

> claims of corporate mismanagement must be brought on a derivative basis because no shareholder suffers a harm independent of that visited upon the corporation and the other shareholders. Because each shareholder has been injured in proportion to his equity ownership, "each will be made whole if the corporation obtains compensation or restitution from the wrongdoer.

Id. at 414 (citation omitted). See also *Kramer v. Western Pac. Indus., Inc., 546 A.2d 348, 353 (Del. 1988)* (plaintiff shareholders suffered no special injury and therefore had no standing to bring suit for corporate mismanagement); *Litman v. Prudential-Bache Properties, Inc., 611 A.2d 12, 16-17 (Del. Ch. 1992)* (limited partners' claims against general partners for breach of fiduciary [*48] duty were derivative).

Here, Primavera alleges that it and all other investor members of the class suffered a common injury by virtue of the ACM Defendants' mismanagement of the Funds and that the Broker Defendants aided and abetted these breaches by inter alia, "encouraging and enabling ACM and Askin to excessively leverage the Granite Funds accounts. . . and to purchase the most speculative tranches of CMOs and MBSs they were selling." Compl. P 105. Any injury suffered as a result of this conduct was suffered by the Funds. Any injuries to investors were indirect, resulting from the decline in the value of the Funds.

The claim for aiding and abetting breach of fiduciary duty is, for these reasons, a derivative claim.

b. Third-Party Beneficiary Breach of Contract

Primavera's seventh claim is based on an alleged breach "by the Broker Defendants of their margin and repurchase contracts" with the Funds to which the investors are alleged to be third-party beneficiaries. Compl. PP 108-09. This claim concerns the Broker Defendants' alleged improper liquidation of the Funds' portfolios and alleged unreasonable extension of credit to the Funds. See *id. P 112.*

As Chancellor [*49] Allen of the Delaware Chancery Court observed: "the idea of shareholders having directly enforceable rights as third party beneficiaries to corporate contracts is, I think, one that should be resisted. One of the consequences of limited liability that shareholders enjoy is that the law treats corporations as legal persons not simply agents for shareholders." *Orban v. Field, 1993 Del. Ch. LEXIS 277; Civ. A. No. 12820, 1993 WL 547187,* at *9 (Del. Ch. Dec. 30, 1993).

Upon examination of Primavera's Seventh Claim for Relief, the Bankruptcy Court noted that "although Primavera has alleged its own standing, it is not clear that it, or the class members, have it . . . . Primavera has not alleged a special injury." Bankr. Op. at 35. As this reasoning is sound, and as Primavera has not raised here any objection to the Broker Defendants' argument that it and Chancellor Allen's reasoning should be adopted, Primavera's third-party beneficiary claim will be deemed derivative and will be dismissed for lack of standing.

c. The Fraud Claim

To the extent that the claim against the Broker Defendants is based on aiding and abetting the Dealer Defendants, Primavera has standing to assert the common law fraud [*50] and negligent misrepresentation claims against the Broker Defendants, as these claims are personal to Primavera and the class. It is true that Primavera's claims of fraud and misrepresentation are directed almost exclusively at the ACM Defendants (Compl. PP 28-36), and that in contrast, the Broker Defendants are not alleged to have participated in the preparation or distribution of these materials. As Judge Bernstein noted, "Although Primavera frequently describes this conduct as 'fraudulent,' the specific allegations depict acts of mismanagement, waste and breach of fiduciary duty that resulted in dissipation of [the Funds'] assets -- the portfolios." Bankr. Op. at 18. Moreover, "the claims of breach of contract, breach of fiduciary duty and aiding and abetting fraud allege what is essentially a single form of wrongdoing under different names.'" Id. at 36 (citations omitted).

Thus, as noted above, factual allegations supporting a claim of fraud against the Broker Defendants are absent from the Complaint. However, construed liberally, the

Complaint can be read to set out a claim of aiding and abetting the ACM Defendants' fraudulent inducement, and so the rule that fraud and [*51] negligent misrepresentation claims are personal, not derivative, noted by Judge Bernstein, will be applied. See *In re Phar-Mor, Inc. Sec. Litig., 164 Bankr. 903, 904, 905 (Bankr. W.D. Pa. 1994), Begier v. Price Waterhouse, 81 Bankr. 303, 305 (E.D. Pa. 1987).* Given the attenuated nature of the involvement of the Broker Defendants as alleged in the Complaint, however, this standing is limited to bringing a claim for aiding and abetting fraud. That claim will not be dismissed for lack of standing.

E. The Negligent Misrepresentation Claim Against the ACM Defendants Will Be Dismissed

The Fourth Claim is for common law negligent misrepresentation against the ACM Defendants. (Compl. PP 92-96). Because it fails to state a claim, it will be dismissed.

[HN19] Under New York law, to state a claim for negligent misrepresentation, a plaintiff must allege:

> (1) carelessness in imparting words (2) upon which others were expected to rely (3) upon which they did act or failed to act (4) to their damage; further, (5) the author must express the words directly, with knowledge they will be acted upon, to one whom the author is bound to by some relation [of] duty or care.

[*52] *The Pits, Ltd. v. American Express Bank Int'l, 911 F. Supp. 710, 720.* "Under New York law, it is well established that '[a] defendant is not liable [for] breach of fiduciary duty or for negligent misrepresentation unless a prior relationship existed between the defendant and plaintiff.'" *Toto v. McMahan, Brafman, Morgan & Co., 1995 U.S. Dist. LEXIS 1399,* [1995 Decisions] *Fed. Sec. L. Rep. (CCH) P 98,639, at 91,928, 1995 WL 46691* (S.D.N.Y. Feb. 7, 1995) (quoting *Schwartz v. Michaels, 1992 U.S. Dist. LEXIS 11321,* [1992 Transfer Binder] *Fed. Sec. L. Rep. (CCH) P 96,920, at 93,852* (S.D.N.Y. July 22, 1992); see also *Village on Canon, 920 F. Supp. 520, 531* ("Under New York law, there is no action for negligent misrepresentation of a promise of future conduct unless there is a special relationship between the parties."). No such relationship existed between the ACM Defendants and Primavera, and as such, the claim cannot stand.

[HN20] It has, as Primavera notes, been held that a defendant may be held liable for negligent misrepresentations made in connection with and to induce the purchase of securities or investments even where no prior relationship existed between the parties. See, e.g., *The Pits, 911 F. Supp. at 713-14,* [*53] *720* (sustaining claim for negligent misrepresentation based on allegations that, at the time plaintiff opened a discretionary stock trading account with defendant bank, defendant misrepresented, among other things, that the account would be invested only in conservative, low-risk equity investments); *Maywalt v. Parker & Parsley Petroleum Co., 808 F. Supp. 1037, 1044-45, 1060 (S.D.N.Y. 1992)* (sustaining claim for negligent misrepresentation based on alleged misrepresentations in prospectus/proxy statement for merger transaction); *Polycast Technology Corp. v. Uniroyal, Inc., 1988 U.S. Dist. LEXIS 9648,* [1988-1989 Tr. Binder] *Fed. Sec. L. Rep. (CCH) P 94,005, at 90,696-99, 1988 WL 96586* (S.D.N.Y. August 25, 1988) (sustaining cause of action for negligent misrepresentation based on allegations that defendant company misrepresented the financial status, earnings potential and operating conditions of its subsidiary in connection with the sale of the subsidiary to plaintiff). However, here, unlike in such cases, no "special" relationship existed between the ACM Defendants and Primavera at the time the alleged misrepresentations inducing the investment were made. While Primavera argues that the ACM Defendants [*54] did have a such a relationship with Primavera prior to its investment in Granite Corp., the Complaint alleges no facts to support such a conclusion. See *Maywalt, 808 F. Supp. at 1044-45, 1060* (special relationship adequately pleaded where limited partners, who had previously purchased their interests, asserted claims related to merger transaction); Polycast, P 94,005, at 90,696-99 (special relationship between buyer and seller explicitly found where there was extended negotiation period); *Coolite Corp. v. American Cyanamid Co., 52 A.D.2d 486, 488-89, 384 N.Y.S.2d 808, 811* (1st Dep't 1976) (special relationship found based on the specific facts of the alleged buyer-seller relationship).

In sum, because Primavera fails to plead a special relationship with the ACM Defendants prior to its purchase of securities, the negligent misrepresentation claim will be dismissed.

F. The Claim for Breach of Fiduciary Duty Against the ACM Defendants Will Be Dismissed With Leave to Replead

In its Fifth Claim, Primavera asserts a claim against the ACM Defendants for breach of fiduciary duty as a result of their alleged failure to exercise "due care and diligence in the management [*55] and administration of said Funds and in the use and preservation of their property and assets." (Compl. P 100).

Even if, as Primavera contends, it has adequately alleged a primary breach of fiduciary duty by ACM and Askin, Primavera has been enjoined from prosecuting this claim by the Bankruptcy Court, which determined that the claim was properly that of the trustee. Bankr. Op. at 33. Therefore, the claim will be dismissed, with leave granted to replead at such time as the bankruptcy stay is lifted.

II. The Section 10(b) Claim Against the ACM Defendants and the Fraud Claims Against the ACM and the Broker Defendants Fail to Plead Fraud With Particularity

Of the claims remaining against them, the ACM Defendants have moved to dismiss the Section 10(b) and common law fraud claims -- that is, all but the Section 20(a) claim (brought against Askin and ACM, but not against Bradshaw-Mack) -- for failure to plead fraud with particularity. The only claim remaining against the Broker Defendants -- for aiding and abetting fraud -- is subject to their motion to dismiss on the same grounds. Because the Complaint fails to allege fraud with sufficient particularity, the Section 10(b) [*56] claim and the common law fraud claim against the ACM Defendants will be dismissed. Because aiding and abetting fraud cannot survive in the absence of a well-plead claim for fraud by the principal, the claim against the Broker Defendants will be dismissed as well.

A. Legal Standards of Rule 9(b)

[HN21] *Federal Rule of Civil Procedure 9(b)* requires that in all allegations of fraud, the circumstances constituting the fraud must be stated with particularity. See *Shields v. Citytrust Bankcorp, Inc., 25 F.3d 1124, 1127 (2d Cir. 1994); In re Time Warner, Inc. Secs. Litig., 9 F.3d 259, 265 (2d Cir. 1993)*, cert. denied, *114 S. Ct. 1397; Shemtob v. Shearson, Hammill & Co., 448 F.2d 442, 444-45 (2d Cir. 1971)*. The pleading must be sufficiently particular to serve the three goals of Rule 9(b) which are (1) to provide a defendant with fair notice of the claims against it; (2) to protect a defendant from harm to his reputation or goodwill by unfounded allegations of fraud; and (3) to reduce the number of strike suits. See *DiVittorio v. Equidyne Extractive Indus., Inc., 822 F.2d 1242, 1247 (2d Cir. 1987); O'Brien v. Price Waterhouse, 740 F. Supp. 276, 279 (S.D.N.Y. 1990)*, [*57] aff'd, *936 F.2d 674 (2d Cir. 1991)*.

The Court of Appeals has required that [HN22] allegations of fraud adequately specify the statements made that were false or misleading, give particulars as to the respect in which it is contended that the statements were fraudulent, and state the time and place the statements were made and the identity of the person who made them. See *McLaughlin v. Anderson, 962 F.2d 187, 191 (2d Cir. 1992); Cosmas v. Hassett, 886 F.2d 8, 11 (2d Cir. 1989)*.

The pleading must give notice to each opposing party of its alleged misconduct. To this end, the counterclaim may not rely upon blanket references to acts or omissions by all of the defendants, for each defendant named in the complaint is entitled to be apprised of the circumstances surrounding the fraudulent conduct with which he individually stands charged. *Jacobson v. Peat, Marwick, Mitchell & Co., 445 F. Supp. 518, 522 n.7 (S.D.N.Y. 1977)*. This requirement facilitates the preparation of an adequate defense while protecting a party's reputation from groundless accusations. See *de Atucha v. Hunt, 128 F.R.D. 187, 189 (S.D.N.Y. 1989)*, aff'd, *979 F.2d 846 (2d Cir. 1992); Posner v. Coopers* [*58] *& Lybrand, 92 F.R.D. 765, 768 (S.D.N.Y. 1981)*, aff'd, *697 F.2d 296 (2d Cir. 1982)*. It also serves to prevent the abuse of process and the gratuitous disruption of normal business activity. See *Blue Chip Stamps v. Manor Drug Stores, 421 U.S. 723, 740-41, 44 L. Ed. 2d 539, 95 S. Ct. 1917 (1975)*.

[HN23] Not all elements of a fraud claim need be plead with equal particularity. Rule 9(b) provides that "malice, intent, knowledge, and other condition of mind of a person may be averred generally." See *Shields, 25 F.3d at 1128*. The Court of Appeals has held that "allegations of scienter . . . are not subjected to the more exacting consideration applied to the other components of fraud." *Breard v. Sachnoff & Weaver, Ltd., 941 F.2d 142, 143 (2d Cir. 1991)* (quoting *Ouaknine, 897 F.2d at 81)*. All that is required under Rule 9(b) is that there exist a "minimal factual basis for . . . conclusory allegations of scienter." *Cohen v. Koenig, 25 F.3d 1168, 1173 (2d Cir. 1994)* (quoting *Connecticut Nat'l Bank v. Fluor Corp., 808 F.2d 957, 962 (2d Cir. 1987))*. "In fact, conclusory allegations of scienter are sufficient 'if supported by facts giving rise to a "strong inference" of [*59] fraudulent intent.'" *IUE AFL-CIO Pension Fund v. Herrmann, 9 F.3d 1049, 1057 (2d Cir. 1993)*, cert. denied, *130 L. Ed. 2d 38, 115 S. Ct. 86 (1994)*. (quoting *Ouaknine, 897 F.2d at 80)*. There are two independent ways to give rise to such an inference. A plaintiff may either (1) identify circumstances indicating conscious or reckless behavior by the defendants, or (2) allege facts showing both a motive for committing fraud and a clear opportunity for doing so. *Shields, 25 F.3d at 1128; Cosmas, 886 F.2d at 13*.

B. The Claims Against the ACM Defendants

Primavera has failed to meet the burden of pleading scienter. The Complaint lacks factual allegations that give rise to a strong inference that ACM, Askin, or Bradshaw-Mack knew at the of the purportedly fraudulent statements that they were false or that such statements were reckless when made.

Primavera cites two allegations that it claims are sufficient to raise the requisite strong inference of the ACM Defendants' fraudulent intent. According to Primavera, the fact that "the Funds' portfolios actually contained the most exotic, newest and riskiest derivative tranches, such as 'Interest Only Strips,' 'Principal [*60] Only Strips' and 'Inverse Floaters,'" demonstrates that the ACM Defendants lacked any reasonable basis for measuring the market behavior of many of the MBSs and CMOs in their portfolios. The second allegation that Primavera claims supports a finding of scienter is the fact that the majority of the securities in the Funds' portfolios did not have readily ascertainable prices. Specifically, because the Funds' securities were "marked" by the Broker Defendants, Primavera contends that the ACM Defendants knew or recklessly disregarded that during periods of changing interest rates, the price behavior of such securities could become dependent on the Broker Defendants' subjective and "good faith" judgment of market "value."

These allegations are insufficient to satisfy Rule 9(b). The fact that ACM purchased "exotic" CMO tranches for the Funds does not evidence fraudulent intent. ACM was authorized by the PPMs to purchase each security in the Funds' portfolios; there is no allegation in the Complaint to the contrary. (See, e.g., Compl. P 42). Moreover, the fact that ACM allegedly purchased exotic and risky derivative tranches, such as "Interest Only Strips," "Principal Only Strips" [*61] and "Inverse Floaters" does not lend support to the allegation that ACM knowingly eschewed a market-neutral strategy in favor of a bullish strategy, since for every exotic bullish tranche, there is an exotic bearish tranche. The fact that ACM's attempt to assemble a portfolio of both that would provide security against interest rate fluctuations failed when interest rates rose does not support an inference of fraudulent intent.

The second allegation that Primavera claims supports an inference of scienter -- the "unpriced" nature of CMOs -- also fails to give rise to a strong inference of scienter. Primavera asserts that because CMOs were not listed on a national exchange and their prices were not readily ascertainable through a newspaper or quotation service (but were instead "marked" or "set" by the market makers themselves (the Broker Defendants)), ACM knew or recklessly disregarded that during periods of changing interest rates, the price behavior of such securities could become dependent on the Broker Defendants' subjective and "good faith" judgment of market "value." Yet this allegation does not lead to a conclusion that the ACM Defendants knew about potential pricing problems [*62] and misrepresented the Funds' strategy.

As this Court has recognized, valuing CMOs is an art, not a science. See generally *Kidder Peabody & Co. v. Unigestion Int'l Ltd., 903 F. Supp. 479, 499 (S.D.N.Y. 1995).* Prior to March 1994, there had never been the kind of wholesale disruption and lack of liquidity in the market that led the Broker Defendants to mark the securities in March 1994 at a fraction of their "intrinsic values." (Compl. P 63). Indeed, Primavera has acknowledged that the Funds were victims of the irrational "fire-sale" pricing, commercially unreasonable liquidations and other improper practices by the broker-dealers. (Compl. PP 107-117). No inference of scienter can be drawn from this scenario. No objective facts or circumstances, known to defendants prior to the collapse of the market, have been alleged that would compel an inference of recklessness amounting to fraud.

Primavera's attempt to meet its burden of raising a strong inference of scienter by demonstrating a motive for the ACM Defendants' fraud also falls short. Primavera contends that the ACM Defendants were motivated to ignore their promised strategy of market neutrality in order to increase the Funds' [*63] returns and, thus, their incentive fees. Yet the mere fact that the ACM Defendants may have desired to earn more fees is an insufficient motive to demonstrate scienter. See *Shields, 25 F.3d at 1130* ("Incentive compensation can hardly be the basis on which an allegation of fraud is predicated. On a practical level, were the opposite true, the executives of virtually every corporation in the United States could be subject to fraud allegations." (quoting *Ferber v. Travelers Corp., 785 F. Supp. 1101, 1107 (D. Conn. 1991)); Melder v. Morris, 27 F.3d 1097, 1104 (5th Cir. 1994)* (profit maximization is insufficient motive to demonstrate scienter). In sum, there is no adequate basis in the Complaint sufficient to raise a strong inference of the ACM Defendants' scienter.

For these reasons, the Section 10(b) and common law fraud claims against the ACM Defendants will be dismissed for failure to plead fraud with particularity.

C. The Aiding and Abetting Fraud Claim Against the Broker Defendants

[HN24] To recover on a theory of aiding and abetting fraud, a party must show 1) a violation by the primary party; 2) knowledge of the violation on the part of the alleged aider and abettor; [*64] and 3) substantial assistance by the alleged aider and abettor. *Moll v. U.S. Life Title Ins. Co., 710 F. Supp. 476, 479 (S.D.N.Y 1989).* A claim for aiding and abetting fraud must be plead with the same particularity that *Fed. R. Civ. P. 9(b)* requires for a direct fraud claim. See *Morin v. Trupin, 711 F. Supp. 97, 112 (S.D.N.Y. 1989); Gramazio v. Borda,*

Wallace & Witty, 181 A.D.2d 428, 580 N.Y.S.2d 344, 345 (1st Dep't 1992) ("mere allegations, in conclusory form, that the moving defendants participated in or assisted in the commission of a fraud are insufficient to state a cause of action"). Here, the violation by the primary party, ACM, has been inadequately plead, and so the aiding and abetting claim will be dismissed as well for failure to state a claim.

Conclusion

For the reasons set forth above, the motions of the Broker Defendants and Bradshaw-Mack will be granted in their entirety, and all claims against them will be dismissed. The motion of ACM and Askin will be denied with respect to the second claim for violation of Section 20(a) of the 1934 Act, but will be granted with regard to all other claims. Leave is granted to replead those claims dismissed [*65] for failure to plead fraud with particularity: the claims against the ACM Defendants for violation of Section 10(b) of the 1934 Act and for common law fraud, and the claim against the Broker Defendants for aiding and abetting fraud. In addition, leave is granted to replead the claim for breach of fiduciary duty against ACM and Askin at such time as the Bankruptcy Court's injunction against bringing such a claim is dissolved.

It is so ordered.

August 22, 1996

ROBERT W. SWEET

U.S.D.J.

IN THE UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL No. 1586
This Document Relates To: ALL FUND DERIVATIVE ACTIONS	Case Nos. 04-md-15861 04-md-15862 04-md-15863 04-md-15864

FUND DERIVATIVE PLAINTIFFS' CORRECTED OMNIBUS MEMORANDUM OF LAW IN OPPOSITION TO MOTIONS TO DISMISS OF FUND DEFENDANTS, BROKER-DEALER DEFENDANTS, AND TRADER DEFENDANTS

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
270 Madison Avenue
New York, NY 10016
(212) 545-4600

CHIMICLES & TIKELLIS, LLP
Nicholas E. Chimicles
Denise Davis Schwartzman
Timothy N. Mathews
One Haverford Centre
Haverford, PA 19085
(610) 642-8500

POMERANTZ HAUDEK BLOCK
GROSSMAN & GROSS, LLP
Stanley M. Grosman
H. Adam Prussin
Jeremy Lieberman
100 Park Avenue
New York, NY
(212) 661-1100

Fund Derivative Plaintiffs' Executive Committee

TABLE OF CONTENTS

TABLE OF AUTHORITIES

CASES

STATUTES

MISCELLANEOUS

INTRODUCTION

The Fund Derivative Plaintiffs seek redress for the most egregious, most widespread, most damaging, and costliest illegal scheme in the history of the mutual fund industry. This scandal is the direct result of the Fund Defendants' conscious decision to ***favor their own pecuniary interests over the interests of the Funds*** they were appointed and paid to serve and protect. The advisers, the distributors, and their affiliates[1] reaped billions of dollars in fees from the Funds[2] pursuant to ***advisory, distribution and other agreements that were procured by fraud***[3] while breaching their statutory and common law fiduciary duties to the Funds. The Fund Derivative Plaintiffs seek, among other redress, forfeiture of the fees paid pursuant to these fraudulently procured agreements.

The Fund Defendants allowed or encouraged certain favored individuals – like the Trader and Broker-Dealer Defendants – to late trade and market time the Funds on a massive and unprecedented scale. Literally billions of dollars were passed through the Funds often for no more than a day or two at a time, skimming off hundreds of millions of dollars profit from the Funds. The Funds incurred substantial injury as a result of late trading and market timing,

---

[1] The advisers, distributors and their affiliates are collectively referred to as the "Managers" or the "Fund Defendants."

[2] As discussed in Section XI *infra*, the terms "mutual fund" and "investment company" are not synonymous. The legal entities to which rights and obligations attach under the ICA, including Section 36(b), are the registered ***investment companies***. *See* 15 U.S.C. § 80a-3 (defining "investment company"). Typically, a fund family will have one, or only a few, investment companies in it, which in turn have issued multiple series of shares, or units, colloquially referred to as "mutual funds." Mutual funds are neither legal entities nor registered investment companies. For most purposes raised by these motions to dismiss, this distinction makes no difference; but on the issue of standing to sue, the distinction is crucial. For ease of reference, the Fund Derivative Plaintiffs use the term "Fund" to refer to all mutual fund investment companies, including all constituent series of mutual funds, that make up each family of mutual funds. Where appropriate, the plaintiffs will refer to the rights and obligations of "investment companies," rather than of the "mutual funds."

[3] The advisory, distribution and other agreements under which the Fund Defendants provided services to the Funds, as well as the Rule 12b-1 plans, are referred to as the "Management Contracts" or "Management Agreements."

including dilution of the returns earned on the invested portion of the Funds, enormous transaction costs, and the huge outflow of capital from the Funds when long-term investors fled the mutual funds once they discovered the faithlessness of their fiduciaries. The Fund Derivative Plaintiffs also seek to recover damages for these injuries to the Funds.

By allowing and, in many instances, soliciting late and rapid trading privileges, the Fund Defendants maximized the fees paid to them by the Funds, and collected hundreds of millions of dollars more from the Traders and Broker-Dealers as a *quid pro quo* for letting the Funds be misused. The Fund Derivative Plaintiffs seek to recover these *quid pro quo* payments as well.

Since these Derivative Actions were commenced, twelve mutual fund families have settled claims brought by the Securities and Exchange Commission, the Attorney General of New York, and other state regulators. None of the regulators brought claims on behalf of the Funds and, consequently, none of the recoveries to date have earmarked allotment proceeds to the Funds. Despite these facts, the defendants would have the Court conclude that the Fund Derivative Complaints should be dismissed because the claims asserted in them have been discharged by the regulatory settlements.

These actions are the sole means by which the Funds can seek redress for the massive injuries they sustained as a result of late trading and market timing. The Fund Derivative Plaintiffs, on behalf of the Funds, should be permitted to press their well pled statutory and common law claims[4] against the Fund Defendants, the Broker-Dealer Defendants, and the Timer Defendants.

[4] By agreement of all parties, and as approved by the Court, state law claims are not addressed in these initial motions to dismiss.

FACTUAL BACKGROUND

Late trading and market timing reached their peak from approximately 2001 through 2003 – at about the same time as the financial markets were suffering huge losses incurred when the stock market collapsed in late 2000. The mutual fund management companies, faced with the prospect of declining fees on depressed assets, determined to make up their lost revenues by opening the Funds to harmful late trading and market timing in exchange for the additional fees that could be earned on the short-term assets and other agreements with the timers. That *quid pro quo* arrangement between the timers and the Managers, under which the Managers reaped hundreds of millions of dollars in fees, compensation, and other substantial payments, caused the Funds to lose billions of dollars to late trading and market timing.

The incremental advantage late traders and market timers have over long-term mutual fund investors is razor-thin. Consequently, to make the practice worth the risk of detection and prosecution, huge amounts of money were invested by late traders and market timers. In many of the mutual funds that were late traded or market timed, the ratio of shares purchased and sold – the vast bulk of which were timing trades – to the total number of shares outstanding ***exceeded 2,000, 3,000, or even 5,000 percent annually,*** dwarfing the average "turn over" ratio of just 10 to 25 percent for funds that were not timed. *See, e.g.*, Allianz Dresdner Compl. ¶¶ 398-399.

By 2001, if not earlier, late trading and market timing were widely known in the mutual fund community. The trading strategies had been the subject of numerous articles and trade journal reports. Compls.,[5] ¶¶ 64, 73-74. Indeed, as a 2004 Fortune article reported, "Clearly, ***by 2001 everyone connected with the fund industry had to know how crooked the business had***

[5] References to "Compls." are to the Consolidated Amended Fund Derivative Complaints filed in each of the sub-tracks in these consolidated cases (the "Complaints"). Allegations common to each of the fund families are set forth in the same numbered paragraphs in each of the Complaints.

become. " *Id.*, ¶ 502(f)(emphasis added). The Trustees of the Funds could not have been unaware of the threat posed by these trading strategies. For reasons that remain unknown, despite the overwhelming evidence of such harmful activities in the Funds, the Trustees did nothing to prevent rampant timing in the Funds entrusted to their care.

Because late traders and market timers make strategic short-term purchases and sales, the money they deposited in the Funds was ***not*** invested by the portfolio managers. Instead, that money was held in liquid accounts so that it could be paid right back out to the timers.[6] Consequently, the hundreds of billions of dollars that moved through the Funds earned no income or investment return for the Funds. When the market timers and late traders withdrew their money from the Funds, however, they took with them a share of the daily profits earned by the ***entire*** Fund, including the invested money, as if their money had been invested along with all the other money in the Funds.[7] In other words, because timers took out profits that their deposits did not earn, they "diluted" the overall performance of the Funds. No profit was earned by the Funds on the timed money, but profits were taken out from the Funds when the timers withdrew their money.

Despite the obvious harm to the Funds – which, in addition to dilution, included enormous transaction and other costs – the Fund Defendants collected advisory, distribution, advertising, and other fees on the timers' money just as they did on every other dollar in the Funds. By allowing late trading and market timing, the Managers collected huge unearned fees on the billions of dollars of ***uninvested*** timing deposits. In addition, the Fund Defendants

6 Market timers paid the ***exact same*** NAV per share as all other investors in the Funds. Late traders paid a day-old NAV, but their purchases did ***not*** affect the NAV paid by all other Fund investors.

7 The Funds were ***directly injured*** by the withdrawal of unearned profit. That injury ***indirectly*** affected shareholders who ***remained*** in the Funds and shareholders who ***subsequently sold*** Fund shares.

entered into side agreements with the traders in exchange for giving them permission to time the Funds, under which timers made huge deposits – called "sticky assets" – in other funds they managed, which enabled the Managers to collect additional fees on those assets. There were other side agreements, such as financing arrangements, that generated yet more fees for the Fund Defendants. In some instances, the Managers participated or permitted their employees to participate in late trading and market timing themselves. The Managers did all this ***solely to maximize their own fees and revenue*** at the expense of the Funds. There is no plausible reason to allow timing and late trading other than naked self-interest and, indeed, defendants have offered none.

Each year during the period late trading and market timing occurred, the Managers, as required by law, sought approval of their Management Contracts, and the fees they charged, from the Trustees of the Funds. Under Section 15(c) of the Investment Company Act ("ICA"), 15 U.S.C. § 80a-15(c), the Managers were required to provide the Trustees information about the operation of the Funds so that the Trustees could evaluate the terms of the Management Contracts. The Trustees possessed a corresponding duty to secure and evaluate such information under Section 15(c). The Fund Derivative Plaintiffs allege that the Fund Defendants breached their duty to disclose such information and that the Trustee Defendants breached their independent duty to obtain and evaluate it. Thus, when the Trustee Defendants approved the Management Agreements each year, they claim they did not know that the Managers were collecting such fees under false pretenses, profiting at the expense of the Funds, and causing enormous harm to the Funds.

SUMMARY OF ARGUMENT

The Fund Derivative Plaintiffs bring these actions on behalf of the Funds and allege that the defendant Managers breached their fiduciary duties to the Funds by failing to disclose to the

Trustees that market timing and late trading were occurring in the Funds they managed and that they concealed their own participation in the scheme, in order to get approval of their lucrative Management Contracts year after year. The Fund Derivative Plaintiffs allege that defendant Trustees breached their fiduciary duties to the Funds by failing to employ readily available resources to uncover that information. This is the essence of the Fund Derivative Plaintiffs' claims.

The Fund Derivative Complaints state a cause of action under Section 36(b) of the ICA because the Fund Defendants, in order to maximize their own fees, and to the detriment of the Funds, failed to disclose material information about their role in the late trading and market timing scandal, which is a disabling conflict that is an automatic breach of trust. Having procured the advisory agreements by fraud, the Fund Defendants charged and collected excessive fees without performing any management or investment services for the timing money deposited into the Funds. Only the Fund Derivative Plaintiffs properly seek to recover hundreds of millions of dollars in fees and other compensation wrongfully paid to the Advisers and their affiliates for the breaches of their fiduciary duty in violation of the ICA.

Section 36(b) is a unique remedy under the ICA because it can be brought only by individual investors, and only on behalf of the Funds. It requires no pre-suit demand on the Trustees. Section 36(b) is applicable to all of the facts alleged here. The case law applying Section 36(b) expressly holds that this provision is violated whenever a management company misleads trustees into approving fee agreements without full disclosure, whenever it imposes transactions upon the Funds that injure the Funds to enhance its own fees, and whenever it seeks to extract fees from Funds for which no management services were provided.

The Fund Derivative Complaints state valid claims for breach of fiduciary duty under

Sections 36(a) and 47 of the ICA. Defendants' argument to the contrary notwithstanding, Section 36(a) of the ICA permits private enforcement actions. Any management agreement that is ***made*** in violation of the ICA may be rescinded under Section 47, as may any agreement that is ***performed*** in violation of the Act. Since the Management Agreements here were procured by fraud, they were made in violation of the ICA. Since the Fund Defendants encouraged or allowed late trading or market timing to maximize their own fees at the expense of the Funds, they performed the Management Agreements in violation of the ICA. In addition, Section 48 imposes liability upon all persons who control a primary violator of ***any*** section of the ICA.

The Fund Derivative Complaints also state claims under Sections 206 and 215 of the Investment Advisers Act ("IAA"). Section 206 of the IAA prohibits fraudulent, deceptive, or manipulative conduct toward the Funds. A shareholder may bring a private action for damages for a violation of Section 206. Section 215 confers a private right of rescission for all contracts made or performed in violation of any provision the IAA, including Section 206.

The settlements with the SEC, the NYAG, and other state regulators do not require the dismissal of any claims in the Fund Derivative Complaints. None of the regulators pursued claims on behalf of the Funds. None of the regulatory settlements purported to release any of the Funds' claims. None of the Funds has received ***any*** payment from the regulatory settlements. To the extent that the defendants ask the Court to consider the regulatory settlements as a set-off or reduction against any damages suffered by the Funds, all of the regulatory settlements expressly prohibit setting off the civil penalty portion of the settlements' penalties against any civil claims.

None of the claims asserted in the Fund Derivative Complaints need be dismissed because the plaintiffs did not make a pre-suit demand upon the Trustees. The Supreme Court has twice ruled that no pre-suit demand is required for a claim under Section 36(b) of the ICA. With respect to the plaintiffs' other claims, the plaintiffs have alleged that pre-suit demand was excused because the Trustees are exposed to a substantial likelihood of personal liability, which raises a reasonable doubt whether they could consider a demand with the appropriate degree of disinterest in order for their decision to be afforded the extraordinary protection of the business judgment rule. Courts in every relevant jurisdiction recognize that no pre-suit demand is required under such circumstances.

Finally, the Fund Derivative Plaintiffs' standing to assert these claims is not limited to the particular mutual fund series in which they own shares. In some cases, the mutual fund families are comprised of a single investment company – typically a master trust. In those cases, the plaintiffs unassailably have standing to assert the claims on behalf of the entire legal entity. In other cases, where the mutual fund families are comprised of more than one investment company – such as two or more master trusts – the derivative claims are asserted by plaintiffs in ***each*** of the trusts. The Fund Derivative Plaintiffs' standing to assert all those claims is similarly clear. Even in the cases where the plaintiffs own shares in fewer than all the investment companies that comprise a mutual fund family, the Fund Derivative Complaints establish that each of these fund families is, in effect, a de facto entity that can sue and be sued, including on a derivative basis.

LEGAL ARGUMENT

I. THE COMPLAINTS STATE A CAUSE OF ACTION UNDER SECTION 36(b) OF THE INVESTMENT COMPANY ACT FOR THE BENEFIT OF THE FUNDS

A. Section 36(b) Provides A Private Right Of Action For Investors Suing On Behalf Of Their Funds, And Requires No Pre-Suit Demand

Section 36(b) of the ICA provides that investment advisers:

> shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or the receipt of payments of a material nature, paid by such registered investment company . . . to

> such investment adviser or any affiliated person of such investment adviser.

15 U.S.C. § 80a-35(b).[8]

Claims under Section 36(b) may be enforced only by the SEC or a "security holder of such registered investment company ***on behalf of such company***, against such investment adviser, or any affiliated person of such investment adviser." 15 U.S.C. § 80a-35(b)(emphasis added). Because such an action is to be brought on behalf of the investment company, it follows that all recovery belongs to the Fund.[9] No pre-suit demand is required because investment companies ***cannot bring the action themselves***; demanding that they bring such an action would be pointless. *Daily Income Fund, Inc. v. Fox,* 464 U.S. 523, 534 n. 11, 540 (1984); *Kamen v. Kemper Fin. Sers., Inc.*, 500 U.S. 90, 108 (1991)(citing *Daily Income Fund*).

Although both the class and Fund Derivative Actions assert claims under Section 36(b), only these Fund Derivative Actions seek recovery ***on behalf of the investment companies***; the class actions improperly seek recovery on behalf of class members, which is ***not*** available under Section 36(b).

B. The Fund Derivative Complaints State a Claim Under Section 36(b)

The Fund Derivative Complaints allege that the Fund Defendants breached their fiduciary duties with respect to compensation by enriching themselves at the expense of the investment companies, and then misleading the Fund Trustees when they sought renewal of their advisory and other compensation arrangements. Specifically:

[8] Section 2(a)(3) of the ICA defines "affiliated person" to include any company under control of the same person or entity as the adviser. 15 U.S.C. § 80a-2(a)(3). This definition includes the distributor, the transfer agent, the administrative services provider, and all the other fund family defendants in these actions (the "Fund Defendants," as they describe themselves).

[9] The Fund Defendants agree with this proposition. *See* Fund Defs. Br., p. 2 n. 3 ("recovery under Section 36(b) redounds to the Funds, not to individual shareholders").

- They allowed rampant market timing transactions in their Funds, in many cases by actually peddling market timing "capacity" to brokers and other traders, and in some cases executives of the Manager engaged in these transactions themselves. Compls., ¶¶ 2, 69, 79.

- They engaged in this conduct in order to earn fees on the additional assets the market timers would cycle through the investment companies, even though they knew that their actions were costing the investment companies hundreds of millions of dollars. *Id.*, ¶¶ 4, 81-83.

- They did not disclose these conflicts of interest to the "unaffiliated" investment company trustees. Instead, they repeatedly asked them to renew the Management Agreements, while representing that they were diligently enforcing laws, rules and policies designed to prevent market timing and late trading. *Id.*, ¶ 9.

- By lying and concealing what they were doing, the fund family defendants were able to obtain excessive, illicit and unearned fees from the investment companies. *Id.*, ¶ 12.

This course of conduct, repeated with minor variations in all the fund families, is not mere "mismanagement," as defendants claim. It represents the most egregious and widespread breach of fiduciary duty in the history of the mutual fund industry.

1. **The Fund Defendants Breached Their Fiduciary Duty Under Section 36(b) To Disclose All Material Facts, Including All Conflicts of Interest Concerning their Fees**

The leading case discussing the duty of an adviser and its affiliates to disclose material information relating to management agreements is *Galfand v. Chestnutt Corp.*, 545 F.2d 807 (2d Cir. 1976). In *Galfand*, the adviser failed to disclose that its proposed revision to the advisory agreement to raise the expense ratio would deprive the investment company of future fee rebates. The adviser falsely claimed that it was in such dire financial straits that it might go out of business unless the expense ratio cap was increased. 545 F.2d at 810. The Second Circuit held that these material misrepresentations and omissions violated Section 36(b) of the ICA:

> Congress, in imposing a fiduciary obligation on investment advisers, plainly intended that their conduct be governed by the traditional rule of undivided loyalty implicit in the fiduciary bond. It is axiomatic, therefore, that a self-dealing fiduciary ***owes a duty***

> ***of full disclosure*** to the beneficiary of his trust. Former Chief Judge Friendly stated the principle succinctly:
>
> > under the scheme of the Investment Company Act an investment adviser is "***under a duty of full disclosure*** of information to . . . unaffiliated directors in every area where there was even a possible conflict of interest between their interests and the interests of the fund" a situation which occurs much more frequently in the relations between a mutual fund and its investment adviser than in ordinary business corporations.

545 F.2d at 811 (quoting *Fogel v. Chestnutt*, 533 F.2d 731, 745 (2d Cir. 1975), *cert. denied*, 429 U.S. 824 (1976))(internal citations and quotations omitted)(emphasis added). The Second Circuit upheld the claim without finding that the requested expense cap would be excessive. The Court concluded that an undisclosed conflict that ***might*** have affected the fee was sufficient to state a claim under Section 36(b). *Id.* at 814.

In *Gartenberg v. Merrill Lynch Asset Management, Inc*, 694 F.2d 923 (2d Cir. 1982), the Second Circuit confirmed its prior decision in *Galfand*, but found that, unlike the adviser in the earlier case, Merrill Lynch had made "an adequate disclosure of the pertinent facts" to the mutual funds' trustees, thus satisfying its obligation under Section 36(b). *Id.* at 927. The Second Circuit noted that a claim would lie under the statute if the plaintiff had been able to establish that the adviser withheld information that would have "give[n] the Funds' trustees a sound basis for negotiating a lower Manager's fee." *Id.* at 932. Because no such information had been withheld, the Court proceeded to consider whether the fee was "excessive" under its oft-quoted six-factor test. *Id.* at 930-33.

Notwithstanding the Second Circuit's decisions in *Galfand* and *Gartenberg*, the Fund Defendants argue that a claim lies under Section 36(b) only if the Managers charged fees that were so grossly excessive they could not have been the result of arm's-length negotiations with the independent Trustees. To support their argument, the defendants cite the Fourth Circuit's decision in *Migdal v. Rowe Price-Fleming Int'l, Inc.*, 248 F.3d 321 (4th Cir. 2001), where the plaintiff claimed that the adviser violated Section 36(b) by charging higher fees than its industry peers while producing worse performance results. Because Migdal did not allege that the adviser withheld any information from the trustees, the Fourth Circuit considered only whether the fee was "so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Id.* at 326. Thus, *Migdal* was ***not*** a failure to disclose case, as these cases are.

Migdal also argued that he stated a claim under Section 36(b) because he alleged that the independent trustees were not "disinterested" within the meaning of the ICA. In considering that argument, the Fourth Circuit described the *Galfand* holding in a footnote as follows:

> *Galfand* interpreted Section 36(b) to provide a cause of action against an investment adviser for inadequate disclosure of information regarding a fee agreement, which permitted the investment adviser to obtain a higher, unjustified fee. Thus, *Galfand* was about the excessive fees which ensued from the fee arrangement, not about the disinterestedness of the independent directors.

248 F.3d at 329 n. 2.

As the Fourth Circuit noted, *Galfand* holds that Section 36(b) provides a private right of action against an adviser for breach of the duty of candor – as the plaintiffs have asserted here – but ***not*** for the alleged lack of disinterestedness of the board, as Migdal alleged. To emphasize the focus of the decision in *Galfand*, the Fourth Circuit noted, "*Galfand* cannot be read to expand the scope of the private right of action under Section 36(b)" to cases challenging a board's *disinterestedness. Id.*

The Fund Defendants ask the Court to read this sentence from *Migdal* as though the Fourth Circuit rejected the decision in *Galfand* and denied a claim that *Galfand* expressly allowed. Fund Defs. Br. at 7-8. To do so elevates words out of context without regard for the substance of the Fourth Circuit's holding. Courts are "bound by holdings, not language." *Alexander v. Sandoval*, 532 U.S. 275, 282 (2001). Nothing in the ***holding*** in *Migdal*, nor in the Fourth Circuit's description of *Galfand*, precludes a Section 36(b) claim for breach of the duty of candor.

Viewed in its proper context, the Fourth Circuit's comment about the holding in *Galfand* does not deny that a claim may be asserted under Section 36(b) for a manager's failure to disclose all material information when seeking approval of its management agreement from the Trustees. Such a claim has never been rejected by any court since either before or after *Galfand.*

To the contrary, the importance of this disclosure obligation has been emphasized frequently by courts as critical to the effective monitoring of adviser conflicts of interest under Section 36(b). *See, e.g., Green v. Fund Asset Mgmt., L.P.,* 147 F. Supp. 2d 318, 329 n. 6 (D.N.J. 2001), *aff'd,* 286 F.3d 682, 686 (3d Cir. 2002)("Section 36(b) was designed to strengthen the ability of unaffiliated directors to gauge the propriety of advisory conduct"); *Papilsky v. Berndt,* No. 71 Civ. 2534, 1976 U.S. Dist. LEXIS 14442 (S.D.N.Y. June 24, 1976).

In *Papilsky*, for example, the court noted:

> The effective performance of this crucial watchdog role depends on the flow of information to these directors from the affiliated directors. Thus, both the First and Second Circuits have recognized that "an investment advisor is 'under a ***duty of full disclosure of information*** to . . . unaffiliated directors in every area where there is even a possible conflict of interest between their interests and the interests of the fund.'"

1976 U.S. Dist. LEXIS 14442, at *44 (citing *Fogel*, 533 F.2d at 13356, and quoting *Moses v. Burgin*, 445 F.2d 369, 376 (1st Cir. 1971), *cert. denied*, 404 U.S. 994 (1971)).

In *Moses v. Burgin,* 445 F.2d 369, 372 (1st Cir. 1971), an adviser failed to disclose to the directors that some of the brokerage commissions being paid by the funds could be "recaptured" and credited against its advisory fees. The adviser concealed this information so that it could continue to steer the rebated commissions to brokers who were selling shares of the fund to investors. *Id.* at 377. By promoting the sale of fund shares, the adviser was seeking to increase the assets invested in the fund, and thus its own advisory fees. The adviser's interest in using the rebated commissions to promote sales of fund shares was in direct conflict with the interest of the funds in recapturing these commissions for themselves. The First Circuit held that the adviser breached its duty of candor by failing to disclose the conflict:

> Management defendants were under a duty of full disclosure of information to these unaffiliated directors in every area where there was even a possible conflict of interest between their interests and the interests of the fund. This duty could not be put more clearly than was stated by the SEC in 1965:
>
> The Investment Company Act's requirement as to unaffiliated directors, if its purposes are not to be subverted, carries with it the obligation on the part of the affiliated directors, and the investment adviser itself, to insure that unaffiliated directors are furnished with sufficient information so as to enable them to participate effectively in the management of the investment company. *Imperial Financial Services, Inc.,* CCH Fed. Sec. L. Rep. para. 77,287 at 82,464 (SEC 1965).
>
> . . . If management does not keep these directors informed they will not be in a position to exercise the independent judgment that Congress clearly intended.
>
> In sum, we can only conclude that the Management defendants saw a question, that they knew it to be in an area where there was a conflict between their personal interests and the direct interests of the Fund treasury, and that they did not inform the unaffiliated directors or submit it to their consideration. . . .
>
> By intentionally pursuing a course of non-disclosure these defendants made the effective functioning of the mechanism protecting [the] Fund from their overreaching impossible.

Id. at 377, 378, and 384.

The Fund Derivative Complaints clearly allege the requisite direct link between defendants' misrepresentations and concealment and the approval of advisory and other fee agreements with the Fund Defendants. These Complaints allege that when the Managers sought approval of their fees, and at other times, the Fund Defendants did not disclose that they were permitting, and in some cases actively participating in, market timing and late trading in Fund shares, and were thereby inflating their fees, causing significant losses to the Funds. The Fund Defendants continued the charade that their "market timing police" and other enforcement mechanisms were preventing harmful and illegal trading in Fund shares. Compls., ¶¶ 3, 4, 9, 12; *see also* Putnam Compl., ¶¶ 289-299.

These misrepresentations and concealments led directly to the Fund Defendants' receipt of compensation and, indeed, in the words of *Migdal*, enabled the Managers to obtain "higher, unjustified fee[s]" which would no doubt have been far lower had the Fund Defendants not engaged in deception concerning the nature of the "services" they were providing. Had the Trustees known the truth, they would never have approved the agreements presented to them. They could have refused to do business with these corrupt Managers altogether – which is exactly what millions of investors did when they learned of this misconduct, pulling billions of dollars out of these mutual fund families in a gigantic showing of "no confidence."[10] At a minimum, as the court held in *Gartenberg,* these deceptions deprived the independent Trustees of information "of sufficient substance to give the Funds' trustees a sound basis for negotiating a lower Manager's fee." 694 F.2d at 932. Indeed, had the truth been disclosed, the resultant fee reductions would have been drastic. Consequently, the Fund Defendants' "breaches of fiduciary duty with respect to the receipt of compensation" enabled them to obtain approval of unjustified fees that were drastically higher than they otherwise would have been. 15 U.S.C. § 80a-35(b).

[10] *See, e.g.*, Putnam Compl., ¶¶ 334-335.

There can be no question that the information withheld from, and misrepresented to, the Trustees was highly material. It related directly to conflicts of interest besetting the Managers; it related to the manner in which they were earning their fees; and, perhaps most importantly, it spoke volumes about their ***integrity*** in carrying out their fiduciary duties to protect and promote the interests of the Funds above all else. *Gebhardt v. ConAgra Foods, Inc.,* 335 F.3d 824, 830 (8th Cir. 2003) (management's integrity and competence held material in securities fraud claim); *Krauth v. Executive Telecard, Ltd.*, No. 94 Civ. 7337, 1994 U.S. Dist. LEXIS 15255, at *21 (S.D.N.Y. Oct. 21, 1994)(proxy statement must disclose facts relating to integrity because "[i]ssues of management integrity are central to the election of directors, and . . . [such information] is material to the discharge of their fiduciary obligations"); *SEC v. Jos. Schlitz Brewing Co.*, 452 F. Supp. 824, 830 (E.D. Wis. 1978)("the question of the integrity of management gives materiality to the matters . . . that should have been disclosed"); *see also Ross v. Warner,* No. 77 Civ. 243, 1980 U.S. Dist. LEXIS 15622, at *20 (S.D.N.Y. Dec. 12, 1980) (for purposes of a 10b-5 claim, details of corporation arranging domestic and foreign bribes were material to the integrity of management and should have been disclosed); *In re NTL Inc. Sec. Litig.,* 347 F. Supp. 2d 15, 25-26 (S.D.N.Y. 2004) (for purposes of a 10b-5 claim, "[t]he dishonesty inherent in manipulating customers to inflate reported results has independent significance because it reflects on the integrity of management").

The Complaints allege that critical facts were misrepresented and concealed from the Trustees while the Management Agreements were being negotiated, and throughout the performance of the contracts. This course of conduct violates Section 36(b) of the ICA.

2. The Plaintiffs Have Pled Sufficient Facts To State A Claim That The Fees Paid Were Excessive

In addition to pleading that the Managers misled the independent Trustees by failing to disclose their conflicts of interest and that their conflicts of interest injured the Funds, the Complaints also allege that the fees paid to these defendants were "excessive." The Fund Defendants argue that the facts alleged are insufficient, as a matter of law, to establish that the fees were excessive, insisting that the Complaints must include a comprehensive analysis of the fees paid in relation to the overall services rendered. *See* Fund Defs. Br. at 7-8.

The defendants argue that this approach is mandated by *Gartenberg*, which set forth criteria for considering whether an advisory fee is "excessive."[11] However, the six-factor *Gartenberg* test may be applied ***only after "the complete evidentiary record has been established.***" *Millenco, L.P. v. meVC Advisors, Inc.*, No. 02-142-JJF, 2002 U.S. Dist. LEXIS 19512, at *10 (D. Del. Aug. 21, 2002)(emphasis added); *Wicks v. Putnam Inv. Mgmt., LLC,* No. 04-10988-GAO, 2005 U.S. Dist. LEXIS 4892 (D. Mass. March 28, 2005).[12] In *Wicks*, the district court recently held that Federal Rule of Civil Procedure Rule 8(a) applies to claims under Section 36(b), requiring only a short, plain statement of the claim. The exactitude demanded by the Fund Defendants is not consistent with notice pleading under Rule 8(a).

It is not necessary for plaintiffs, at this stage, to provide detailed facts satisfying the *Gartenberg* factors. All that is required is to allege facts that give rise to an inference that the fees charged could not possibly be the "product of arm's-length bargaining." Of course, the fees and other compensation paid to the Managers here could not possibly have been the result of arm's length bargaining because the touchstone of arm's length bargaining is the disclosure of all material information. *In re Papercraft Corp.*, 187 B.R. 486, 500 (W.D. Pa. 1995) (disclosure of

[11] *Gartenberg* was decided on appeal after a trial on the merits. 694 F.2d at 927.

[12] *See also Krantz v. Fidelity Mgmt. & Research, Co.*, 98 F. Supp. 2d 150, 159 (D. Mass. 2000) (denying defendant's motion to dismiss 36(b) claim when defendant had not yet produced documents relevant to the claim).

relevant information is "an essential earmark of an arms length transaction"), *rev'd on other grounds*, 211 B.R. 813 (W.D. Pa. 1997).

The Complaints allege that the Fund Defendants presided over massive late trading and market timing irregularities, and that the compensation they received included hundreds of millions of dollars derived from uninvested timing money they allowed to flow through the Funds – siphoning profits ***from*** the Funds, but earning no profits ***for*** the Funds. Compls., ¶¶ 3,4. In so doing, the defendants provided no investment service with respect to billions of timing dollars. Nonetheless, the Managers received the same fee on the timing dollars – which they did not invest for the benefit of the Funds – as they received on the money they did invest.

Unearned fees are *per se* excessive. *Migdal*, 248 F.3d at 329 (cases applying Section 36(b) have focused on "disproportionate, excessive, *or* ***unearned*** fees")(emphasis added). For example, in *Millenco,* 2002 U.S. Dist. LEXIS 19512, at *5, the adviser neglected to invest a substantial portion of the proceeds of an IPO, letting the funds sit idle in cash accounts. Nonetheless, the adviser included the uninvested cash balance in the total fund assets, on which the adviser computed its fees. The district court held that the plaintiff stated a claim under Section 36(b) by alleging that the adviser "received a substantial fee from this uninvested cash." *Id.*, at *10. This, of course, is precisely what occurred in these cases.

Similarly, in *Potomac Capital Markets Corp. v. Prudential-Bache Corporate Dividend Fund, Inc.*, 726 F. Supp. 87, 94 (S.D.N.Y. 1989), the district court refused to dismiss an action under Section 36(b) alleging that the adviser continued to receive advisory fees at the contractual rate even after it liquidated the fund's stock portfolio and the fund's assets were invested solely in short-term money market instruments. Once again, the district court held that under such advisory fees were excessive.

These cases are no different than *Millenco* and *Potomac Capital Markets*. As in those cases, the plaintiffs here allege that the fess were "excessive" in violation of Section 36(b) because the Managers collected fees on the huge sums they did not invest.

3. The Cases Cited By Defendants Are Not To The Contrary

Defendants argue that there are "only two" appellate authorities on what is required to plead a legally cognizable claim under Section 36(b): *Migdal* and *Krantz* and that both hold that the *only* way to plead a cause of action under Section 36(b) is to plead facts showing that the entire fee is "excessive" in light of the overall services rendered. Fund Defs. Br. at 7. As demonstrated above, that argument is wrong.

All the cases cited by defendants embodied "garden variety," conclusory excessive fee claims of the type rejected in *Migdal* and *Krantz*, *i.e.*, that fund performance had been too lackluster to warrant such large fees. *Yampolsky v. Morgan Stanley Inv. Advisers Inc.*, No. 03 Civ. 5710, 2004 U.S. Dist. LEXIS 8573 (S.D.N.Y. May 12, 2004), and *Levy v. Alliance Capital Management,* No. 97 Civ. 4672, 1998 U.S. Dist. LEXIS 16749 (S.D.N.Y. Oct. 26, 1998), are more of the same. Fund Defs. Br. at 8-9. None of those cases involved fees earned on uninvested mutual fund assets.

The Fund Defendants also cite *Benak v. Alliance Capital Management L.P.,* No. 01-5734, 2004 U.S. Dist. LEXIS 12231, at *22 (D.N.J. Feb. 9, 2004) to support their argument that Section 36(b) does not apply to acts of mismanagement committed by advisers in the course of rendering advisory services. In *Benak*, the plaintiffs brought a Section 36(b) claim based on the adviser's poor judgment in holding onto its investments in Enron for too long. The Fund Derivative Plaintiffs do not deny that Section 36(b) does not permit a claim for mismanagement. They have not alleged mismanagement by the advisers in how they invested the Funds' assets, as the plaintiffs alleged in *Benak*. Rather, the Fund Derivative Plaintiffs allege that the advisers and their affiliates were dishonest in securing the approval of their Management Contracts each year by not disclosing that they allowed the Funds to be harmed by billions of dollars in late trading and market timing solely to increase their own compensation. *Benak* has nothing to do with the Managers' deception in these cases.

The defendants also rely on *Green v. Fund Asset Management, L.P.*, 286 F.3d 682 (3rd Cir. 2002), but upon examination that case actually supports the plaintiffs' claims here. In *Fund Asset Management*, the adviser issued preferred stock in the fund and invested the proceeds of those sales in low-grade bonds paying high rates of interest. *Id.* at 683-84. If the income earned on the junk bonds was higher than the interest paid out on the preferred stock, the fund would profit, but if the return on the bonds was lower than the interest paid to the preferred stockholders, the fund would suffer a loss.

The plaintiff alleged that the arrangement was a "per se" violation of Section 36(b) because it created a built-in conflict of interest for the adviser: whether or not market conditions made it advantageous for the investment company to issue more preferred stock, it was ***always*** in the adviser's interest to do so because that would increase the total assets in the fund, and would thereby inflate its advisory fee. After the close of discovery, the defendants moved for summary judgment, which was granted. The Third Circuit affirmed, holding that the plaintiffs did not prove their claim under Section 36(b) because they "have not pointed to any instance . . . when the advisors improperly failed to de-leverage the Funds in order to maximize their fees." *Id.* at 686.

Here, by sharp contrast, the plaintiffs have alleged that the sole reason why the Fund Defendants allowed timing was to maximize their fees. Compl., ¶¶ 81-82, 88-89. The Third Circuit also rejected the Section 36(b) claim because the plaintiffs "have not alleged any actual damages . . . the Fund suffered as a result of any improper decision by the Funds' investment advisers." *Id.* at 686. Again, by sharp contrast, the plaintiffs have alleged that the Funds suffered huge injury as a result of the late trading and market timing, to say nothing of the enormous, excessive fees that were paid to the advisers and their affiliates. *Id.*, ¶¶ 9, 13, 251-263.

In short, *Fund Asset Management* supports the proposition that where, as here, advisers deliberately take action that inflates their fees but hurts the funds, they have violated Section 36(b).

None of the cases defendants cite supports the idea that managers can misrepresent or withhold facts when seeking approval of advisory contracts; that they can conceal facts concerning conflicts of interest; that where conflicts exist they can choose to inflate their fees at the expense of their funds; or that fees secured on uninvested or corruptly secured funds are not "excessive." For defendants to prevail here, this Court would have to become the first and only court to hold that such conduct, as a matter of law, does *not* violate the "fiduciary duty" imposed by Section 36(b).

C. The Investment Companies Are Entitled to Recover Their "Actual Damages" Caused By These Violations

Section 36(b)(3) of the ICA provides that:

> Any award of damages against such recipient [of compensation or other payments] shall be limited to the actual damages resulting from the breach of fiduciary duty and shall in no event exceed the amount of compensation or payments received from such investment company, or the security holders thereof, by such recipient.

15 U.S.C. § 80(a)-35(b)(3). The Fund Derivative Plaintiffs seek to recover all the fees, compensation, and other payments received by the Managers – including the sums they earned on the "sticky" assets and from other arrangements with timers, facilitators, and other in

exchange for allowing the Funds to be late traded and market timed, for the one-year period prior to the first filings in the Fund Derivative Actions.

In their supplemental briefs, some of the defendants ask the Court to go beyond the statutory requirements and to rule, as a matter of law and ***without any factual record,*** that the "actual damages" here cannot exceed the losses directly inflicted on the investment companies as a result of the market timing and late trading – and that those funds that were not timed or late traded could not have suffered "actual damages." However, at trial, the evidence will show that the financial losses caused by market timing and late trading were spread throughout the fund families and were not confined to the specific funds that were the targets of the scheme.[13]

Moreover, plaintiffs allege and will be able to establish, at trial, that the fees charged to all Funds – not just the timed and late traded ones – were maintained at artificially high levels because the Fund Defendants concealed their schemes from the Trustees. There is not the slightest doubt that this pattern of illegal and improper conduct affected the entire fund family fee structure and that, had it been disclosed to the Trustees, would have affected their negotiation of all the advisory, distribution and other agreements within each mutual fund family. The nature and extent of those injuries can be determined only at trial, on a full factual record.

A motion to dismiss at the outset of a case, without any factual record to establish what the "actual damages" were, is not an appropriate time for the Court to draw lines in the sand or to pass judgment on any particular methodology for the calculation of damages. *See McBee v. Delica Co., Ltd.*, No. 02-198-P-C, 2004 U.S. Dist. LEXIS 23415, at *13 (D. Me. Aug. 19, 2004)

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[13] For example, many of the transaction costs associated with timing trades are imposed upon all funds in the same trust, not just the particular fund series. In addition, the flight of shareholders from the Funds affected all series in each fund family. Outraged long-term investors did not limit their loss of confidence in the management companies to just those funds were late trading or market timing occurred.

("[w]hether . . . evidence will be sufficient to result in an award of damages is not relevant to consideration of a motion to dismiss"); *Muller v. M.D. Sass Assoc. Inc.*, No. 91-3762, 1992 U.S. Dist. LEXIS 5736, at *24 (D.N.J. Apr. 22, 1992) (discussion of the measure of damages was "premature" when considering a motion to dismiss); *Rodriguez v. Chandler*, 641 F. Supp. 1292, 1298 (S.D.N.Y. 1986), *aff'd*, 841 F. 2d 1117 (2d Cir. 1988)(same). This is particularly true because there is no legal authority defining "actual damages" under Section 36(b).

II. THE FUNDS HAVE A PRIVATE RIGHT OF ACTION UNDER SECTION 36(a) OF THE ICA

The Fund Defendants do not deny that certain defendants breached their fiduciary duties in violation of Section 36(a) of the ICA. Rather, they argue that no private right of action exists under the statute, and therefore these violations cannot be remedied in these cases.[14] Fund Defs. Br. at 39. Defendants' argument ignores over forty years of authority holding that a private right of action exists under Section 36 for breach of fiduciary duty. *See, e.g., Esplin v. Hirschi,* 402 F.2d 94, 103 (10th Cir. 1968), *cert. denied,* 394 U.S. 928 (1969); *Levitt v. Johnson*, 334 F.2d 815, 819 (1st Cir. 1964), *cert. denied*, 379 U.S. 961 (1965); *Taussig v. Wellington Fund, Inc.*, 313 F.2d 472, 476 (3d Cir. 1963); *Brown v. Bullock,* 294 F.2d 415, 418 (2d Cir. 1961). No appellate court has ever held that a private right of action does not exist under Section 36(a). The Fund Defendants cite a single unreported district court decision, *Chamberlain v. Aberdeen Asset Mgmt, Ltd.*, 02 CV 5870, 2005 U.S. Dist. LEXIS 2023 (E.D.N.Y. 2005), for the proposition that no private right of action exists. The decision in *Chamberlain* is inconsistent with the overwhelming weight of judicial authority.

After the appellate cases cited above were decided, Congress amended Section 36 in

[14] The Fund Derivative Plaintiffs incorporate by reference the Class Plaintiffs' Opposition to the Fund Defendants' Motion to Dismiss the Class Plaintiffs' Section 36(a) claims.

1970 and again in 1980. When Congress added sub-section (b) to the statute in 1970, it did ***not*** amend the original statute to negate the private right of action, despite the fact that at least four federal Courts of Appeals recognized a private right of action under Section 36 (the precursor to Section 36(a)). When Congress amended the statute again in 1980, it once again left the private right of action intact. This amounts to a congressional endorsement of the private right of action. *See Olmstead v. Pruco Life Ins. Co.,* 134 F. Supp. 2d 508, 516 (E.D.N.Y. 2000), *aff'd,* 283 F.3d 429 (2d Cir. 2002)(citing *Cannon v. Univ. of Chicago*, 441 U.S. 677, 698-99 (1979)).[15]

The Fund Defendants argue that the 1970 amendments to the ICA are a repudiation of the private right under Section 36(a), because the amendment added sub-section 36(b), to which an express private right of action was attached. The defendants argue by inference that, because Section 36(a) does ***not*** expressly confer a private right of action, Congress must have intended to wipe it out.

Every court that has considered that argument has rejected it. For example, in *Tannenbaum v. Zeller,* 552 F.2d 402 (2d Cir. 1977), the Second Circuit held that Congress did not repeal the private cause of action under Section 36(a) when it added Section 36(b):

> Congress did ***not*** intend this modification to abrogate the private action already recognized under the Act for other types of breach of fiduciary duty.

Id. at 417 (emphasis added). In *In re ML-Lee Acquisition Fund II, L.P.,* 848 F. Supp. 527, 539-45 (D. Del. 1994), the district court held that Congress, by amending the ICA in 1970 and 1980

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[15] The defendants cite *Olmstead v. Pruco* as support for their argument. However, that case was not decided under Section 36(a). Rather, in *Olmstead,* the court declined to recognize a private right of action under Sections 26 and 27 of the ICA. 134 F. Supp. 2d at 514. *No* court had ever recognized a private right of action under those sections. Therefore, in *Olmstead,* the court was writing on a clean slate, with no congressional action to indicate an intent to recognize a private right of action. Here, of course, Congress did not amend the statute even though at least four courts had already recognized a private right of action.

without eliminating the private right, had in effect endorsed it. In support of that conclusion, it quoted the congressional record relating to the 1980 amendments: "in appropriate instances, for example, breaches of fiduciary duty involving personal misconduct should be ***remedied under Section 36(a)*** of the Investment Company Act." *Id.* at 539-45 (quoting H.R. Rep. No. 1341, 96th Cong., 2d Sess. 28-29 (1980))(emphasis added). *See also McLachlan v. Simon*, 31 F. Supp. 2d 731, 737 (N.D. Ca. 1998)(same), *aff'd in part and rev'd in part on other grounds*, 262 F.3d 923 (9th Cir. 2001); *Strougo v. Scudder, Stevens & Clark, Inc.*, 964 F. Supp. 783, 798 (S.D.N.Y. 1997)(same); *Seidel v. Lee,* No. 93-494, 1994 U.S. Dist. LEXIS 21534 (D. Del. Oct. 14, 1994)(upholding claim under Section 36(a)).

III. THE FUND DERIVATIVE PLAINTIFFS HAVE STATED A CLAIM UNDER SECTION 47 OF THE ICA

A. The Management Agreements Are Void Because They Were Procured In Violation Of The ICA

Section 47 of the ICA expressly provides for rescission of any agreement "that is made, or whose performance involves, a violation of" the ICA. 15 U.S.C. § 80a-46. Plaintiffs seek to rescind the Management Agreements and allege that they were procured through fraud in violation of the ICA, because the Fund Defendants breached their duty of candor by failing to disclose, at the time they sought approval of the Management Agreements, that they allowed the Funds to be late traded and market timed solely for their own gain, and intended to continue to do so after entering into the contract. Therefore, the Management Agreements were made in violation of Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), which requires the Managers to disclose all information that reasonably may be necessary for the Trustees to evaluate the proposed agreements. Compls., ¶¶ 607-11, 635. The Fund Defendants' knowing concealment of their conflict even as they were negotiating the agreements, and knowing concealment of their intention to continue acting in their own self interest, and to the detriment of the Funds, constitutes a breach of their fiduciary duties under Sections 36(a) and (b) of the ICA. Thus, each of the Management Agreements at issue in the Fund Derivative Actions is alleged to be ***made*** in violation of the ICA. *See Brown v. Bullock*, 194 F. Supp. 207, 232 (S.D.N.Y. 1961), *aff'd,* 294 F.2d 415 (2d Cir. 1961) (proxy contract fraudulently procured in violation of the ICA is void under Section 47).

Courts traditionally look to Section 29 of the Securities Exchange Act of 1934 for guidance when interpreting Section 47. Most courts hold that contracts induced by fraud in violation of the Exchange Act are voidable under Section 29 of that statute. *See, e.g., Kidder Peabody & Co., Inc. v. Unigestion Int'l, Ltd*, 903 F. Supp. 479, 498 (S.D.N.Y. 1995)(contracts to purchase securities induced through fraud are "unlawful contracts" voidable under Section 29).

B. The Management Agreements May Be Rescinded Because The Fund Defendants Breached Their Fiduciary Duties While Performing The Agreements

Plaintiffs also allege that the Fund Defendants' ***performance*** of the Management Agreements violated the ICA because they encouraged or permitted late trading and market timing to injure the Funds solely to maximize their fees. Compls., ¶¶ 81-82. 88-89, 636. The Fund Defendants argue that the Section 47 claim must be dismissed because the Management Contracts are not unlawful on their face, even though they may have been performed unlawfully. Fund Defs. Br. at 35. The defendants cite three cases interpreting Section 29(b) of the Exchange Act in support of their argument, none of which require dismissal of plaintiffs' Section 47 claim.

In *Drasner v. Thomson McKinnon Securities, Inc.*, 433 F. Supp. 485 (S.D.N.Y. 1977), the plaintiff sought to rescind a series of call options[16] he wrote through his broker, Thomson

[16] The call options gave the purchasers the right to acquire the target stocks from Drasner at stated prices if the prices of the stocks rose in the market. 433 F. Supp. at 488-89.

McKinnon, because he claimed it was unlawful for the broker not to have required him to deposit security for potential losses. There was nothing unlawful about the agreement between Drasner and Thomson McKinnon; it was a lawful brokerage account. Nor was there anything unlawful about Thomson McKinnon's performance of the brokerage agreement: the law permitted Drasner to write the options without a "margin" requirement. Here, by contrast, plaintiffs allege that the contracts were unlawfully procured and unlawfully performed.[17]

Zerman v. Jacobs, 510 F. Supp. 132, 135 (S.D.N.Y. 1981), *aff'd*, 672 F.2d 901 (2d Cir. 1981) and *GFL Advantage Fund, Ltd. v. Colkitt*, 272 F.3d 189, 200-01 (3d Cir. 2001), both held only that Section 29(b) of the Exchange Act does not permit a party to rescind unlawful ***transactions***, only unlawful ***contracts***. Here, plaintiffs seek rescission of the advisory ***agreements***, not the timing transactions themselves.

This case is closer to *Regional Properties Inc. v. Financial and Real Estate Consulting Co.*, 678 F.2d 552, 560 (5th Cir. 1982). In *Regional Properties*, the Fifth Circuit allowed two real estate entrepreneurs to seek to rescind agreements with their real estate broker, who sold real estate limited partnership interests to them without having registered with the SEC as a broker-dealer, in violation of the Exchange Act. Even though the agreements were ***"perfectly lawful on their face"*** (*id.* at 561 (emphasis added)), the Fifth Circuit upheld the claim, holding that Section 29(b) of the Exchange Act permitted rescission of agreements that are "illegal when made ***or as in fact performed***." *Id.* (emphasis added).

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[17] Several courts have questioned *Drasner*. *See, e.g.*, *Rhoades v. Powell*, 644 F. Supp. 645, 664 (E.D. Cal. 1986) *aff'd*, 961 F.2d 217 (9th Cir. 1992) ("it is difficult to conclude that the court in *Drasner* correctly interpreted the section"); *Regional Properties, Inc. v. Financial and Real Estate Consulting Co.*, 678 F.2d 552, 560 (5th Cir. 1982)("A statute that voided only contracts by which persons have agreed in express to violate the Act would be so narrow as to be a waste of the congressional time spent in its enactment.")

Because the Management Contracts were induced by misrepresentations or omissions of material fact concerning the Fund Defendants' management of the Funds, and because they breached their fiduciary duties to the Funds while they were managing the Funds under the contracts, the Complaints state a claim for rescission under Section 47 of the ICA.

IV. FUND DERIVATIVE PLAINTIFFS ASSERT VALID CLAIMS FOR CONTROL PERSON LIABILITY UNDER SECTION 48 OF THE ICA

The plaintiffs allege valid claims for "control person" liability under Section 48 of the ICA against the parent companies that controlled the advisers and their affiliates, and the officers and trustees who engaged in or were directly implicated in permitting and facilitating market timing in the Funds. Compl., ¶¶ 644-648. Section 48 of the ICA imposes secondary liability on one who controls any person who violated another provision of the ICA. *See* 15 U.S.C. § 80a-47. Thus, stating a valid claim for a primary violation of the ICA carries with it a valid claim for secondary liability against the control persons of the primary violator.

The Fund Defendants claim, without authority, that there is no private right of action under Section 48. Fund Defs. Br. at 37, n. 37. The law is to the contrary. Courts generally assume without question that a private right of action exists against control persons wherever a valid claim for a primary violation of the ICA is asserted. *See, e.g., In re ML-Lee Acquisition Fund II,* 848 F. Supp. at 538-546 (assuming such a private right under Section 48 for control person liability after finding that private right of action exists under Sections 17(j), 36(a), and 57 of the ICA). It would be anomalous to deny a right of action against a control person under Section 48 where there is a private right of action against the primary violator. *See Jerozal v. Cash Reserve Mgmt., Inc.* No. 81 Civ. 1569, 1982 U.S. Dist. LEXIS 16566, at *49 (S.D.N.Y. Aug. 10, 1982) ("Having recognized both express and implied rights under some other sections of the 1940 Act, it appears only logical to give effect to section 48(a).")

In their motion to dismiss the class action, the Fund Defendants argue that Section 48 secondary liability will attach only if there is "culpable participation" by the secondary violators. The federal securities law violations alleged by the class plaintiffs are fraud claims governed by the specificity requirements of Rule 9(b) of the Federal Rules. In contrast, the Fund Derivative Plaintiffs' primary and secondary liability claims under Sections 36(a), 36(b), 47, and 48 of the ICA need only satisfy the notice pleading requirements of Rule 8. The Fund Defendants do ***not*** argue otherwise. Thus, to state a claim under Section 48, the plaintiffs need only allege a primary violation of the ICA and facts of control. *See In re Royal Ahold N.V. Secs. & ERISA Litig.*, 351 F. Supp. 2d 334, 408 (D. Md. 2004)(facts of control need only be pled under Rule 8). It is not necessary for the Fund Derivative Plaintiffs to allege detailed facts of "culpable participation" in order to make out a claim for secondary liability. *Id.*

Because plaintiffs allege valid claims for primary violations of Sections 36(a), 36(b), and 47, they also state a valid claim for secondary liability of control persons under Section 48.[18]

V. QUESTIONS RELATING TO THE FACT OR MEASURE OF DAMAGES CANNOT BE DETERMINED UPON THE MOTIONS TO DISMISS

A. The Fund Regulatory Settlements Do Not Compel Dismissal Of The Fund Derivative Complaints

The defendants place great emphasis on the regulatory settlements many of the Fund

[18] The Fund Defendants make the absurd argument that Section 48 control person liability for a primary violation of Section 36(b) is inconsistent with the express provisions of Section 36(b) limiting liability to the advisers and their affiliates and 36(b)(3) limiting liability to the recipient of compensation. While Section 36(b) expressly states who may be a ***primary*** violator, the statute does not prohibit the control persons of ***those*** entities from being ***secondary*** violators. The statute also does not restrict liability to ***direct*** recipients of compensation. *See Halligan v. Standard & Poor's/Intercapital, Inc.*, 434 F. Supp. 1082, 1084 (E.D.N.Y. 1977)(Section 36(b) does not limit actions to direct recipients of compensation).

families have entered into with the SEC, the NYAG, and other state enforcement authorities[19] that resolve the claims brought by those regulators. The defendants urge this Court to conclude that the regulatory settlements have fully satisfied all of the claims brought by the private plaintiffs in these actions.

To begin, the record does not indicate that ***any*** mutual fund investment company has been awarded or received so much as one dollar from any regulatory settlement, nor that it ever will. No matter how the proceeds of any regulatory settlement may be distributed at some indefinite time in the future, it is far from certain that the Funds will be fully compensated for the billions of dollars paid to the dishonest Managers or for the hundreds of millions of dollars in unlawful profits skimmed off the Funds by the timers, their facilitators, brokers, and bankers. Nor should the Fund Defendants be heard to argue that the reduction of future fees required by some state regulatory settlements, if and when they are implemented, completely extinguishes all claims on behalf of the Funds. The defendants have not made any showing regarding the reduced future fees. There is no evidence in the record that any fees have been reduced or when they may be reduced in the future. Nor is there any evidence in the record to support a finding that the future reductions fully or even partially discharge claims for recovery of ***past*** fees.

Moreover, none of those settlements purports to release or compromise the Fund Derivative Claims. All of the SEC settlements expressly prohibit the defendants from setting off the civil penalty portion of the payments to the SEC against any civil claim.[20] Plainly, all the

[19] The regulatory settlements are collected in Exhibit B to the Declaration of Wesley R. Powell in Support of the Motion to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints ("Powell Decl.").

[20] *See* Powell Decl., Ex. B.

settlements contemplated that these private enforcement actions would continue after the settlements were finalized.

Nonetheless, the defendants argue that the regulatory settlements ***fully*** satisfy and discharge ***any*** defendant's liability to ***any*** plaintiff on ***any*** claim. The Funds are entitled to recover all fees, compensation, and other substantial payments they paid to the faithless and dishonest Managers during the period of late trading and market timing. The law of all the relevant jurisdictions recognize forfeiture as the appropriate measure of damages against a faithless fiduciary.[21] No regulators have sought the full measure of such damages, or even anything approaching it.

The defendants' sweeping argument that the undistributed settlement amounts fully compensate the Funds for damages resulting from the late and short-term trading in the Funds is wrong for at least three reasons. *First*, neither the SEC nor any other regulatory agency has brought or purported to settle a claim under Section 36(a) or 36(b) of the ICA against any defendant in any Fund case. Only the Fund Derivative Plaintiffs have properly asserted those claims. *Second*, neither the SEC nor any other agency has brought or purported to settle any claim against any Trustee for breach of their fiduciary duties to the Funds. Only the Fund Derivative Plaintiffs have properly asserted those claims. *Third*, and most importantly, the argument raises complex fact questions regarding the proper measure of damages that cannot be

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[21] RESTATEMENT (SECOND) OF AGENCY § 469, cmts. a-e (1958); *FMC Corp. v. Boesky*, 36 F.3d 255 (2nd Cir. 1994); *see also Soam Corp. v. Trane Co.*, 202 A.D.2d 162, 163 (App. Div. 1994); *Bonneau v. Crossland Mortg. Corp.*, 2001 U.S. Dist. LEXIS 7824, at *2-3 (D. Or. 2001)(quoting *American Timber & Trading Co. v. Niedermeyer*, 558 P.2d 1211, 1222 (Sup. Ct. Or. 1976)("The general rule . . . is that a corporate officer who engages in activities which constitute either a breach of his duty of loyalty or a willful breach of his contract of employment is not entitled to any compensation for services rendered during that period of time even though part of those services may have been properly performed")); *Wilshire Oil Co. v. Riffe*, 406 F.2d 1061 (10th Cir. 1969), *cert. denied*, 396 U.S. 843 (1969); *Lawson v. Baltimore Paint & Chem. Corp.*, 347 F. Supp. 967 (D. Md. 1972); *Frederick Chusid & Co. v. Marshall Leeman & Co.*, 326 F. Supp 1043 (S.D N.Y. 1971).

resolved on a motion to dismiss. Those fact questions may only be resolved if the Court converts these motions to motions for summary judgment under Rule 56. In that event, the Fund Derivative Plaintiffs require discovery in order to prepare meaningful responses to defendants' summary judgment motions.

B. The Regulatory Settlements Do Not Compromise The Claims Asserted On Behalf Of The Funds In These Private Actions

It is axiomatic that the regulatory settlements do not preclude the continuation of these Fund Derivative Actions. For example, in *Sam Fox Publishing Co. v. United States*, 366 U.S. 683, 689 (1961), the Supreme Court held that "private and public [antitrust] actions were designed to be cumulative, not mutually exclusive." In *Picardi v. Chicago Truck Drivers*, 581 F. Supp. 794 (N.D. Ill. 1983), the defendants moved for summary judgment on the basis that a civil action was barred by a consent decree between the defendant and the Secretary of Labor. The district court denied the motion, even though the consent decree and the private action concerned the same subject matter. *Id.* at 797. In particular, the court rejected the union defendant's argument that a payment by it would "constitute a total release of any and all claims asserted by the Secretary of Labor." *Id.* at 799.

While the regulators and the private litigants have the right to litigate the same claims, neither the SEC nor any other regulatory agency has brought or purported to settle a claim under Section 36(b) of the ICA against any defendant in any case. In addition, neither the SEC nor any other agency has brought or purported to settle any claim against ***any*** Trustee for breach of their fiduciary duties to the Funds. Only the Fund Derivative Plaintiffs have properly asserted those claims. To the extent that the plaintiffs seek to recover damages from the Trustees, they are the only parties who have pursued those claims.

Plainly, if the Fund Derivative Plaintiffs are entitled to litigate claims at the same time as the SEC or state regulators, and the regulatory agencies have chosen not to pursue those claims, the law will not extinguish the private plaintiffs' claims simply because the agencies have settled ***different*** claims against ***different*** defendants.

C. Whether The Regulatory Settlements Discharge Any Claims Must Be Decided By Summary Judgment Or Trial *After* Plaintiffs Have An Opportunity To Complete Discovery

The defendants argue that the payments required under the regulatory settlements discharge all claims against all defendants. Apart from the legal deficiencies discussed in Section B above, this argument raises fact questions that cannot be decided on a motion to dismiss; they may only be decided on a motion for summary judgment or at trial, based on a full evidentiary record.

If the Court considers facts outside the four corners of the pleadings, the proper procedure is to convert the defendants' dismissal motion into a summary judgment motion and hold off any decision until the conclusion of discovery so that plaintiffs have a reasonable opportunity to respond fully to the motion. *See* Fed. R. Civ. P. 12(b)("if . . . matters outside the pleading are presented to and not excluded by the court, the motion ***shall*** be treated as one for summary judgment and disposed of as provided in Rule 56"); *Chapin v. Knight-Ridder, Inc.*, 993 F.2d 1087, 1109 n. 9 (4th Cir. 1993)("district court must convert the action to a Rule 56 motion for summary judgment").

If the Court considers the motion under Rule 56, it must give "all parties . . . reasonable opportunity to present all material made pertinent to such a motion by Rule 56." *Evans v. Techs. Applications & Serv. Co.*, 80 F.3d 954, 961 (4th Cir. 1996)(quoting *Celotex Corp. v. Catrett*, 477 U.S. 317, 322 (1986))(summary judgment is appropriate only after adequate time for discovery); *Payman v. Mirza*, 82 Fed.Appx. 826, 2003 WL 22952588, at *1 (4th Cir. Dec. 16, 2003) (slip op.) (party may survive summary judgment motion if he presents valid reasons justifying failure of proof under Rule 56(f)).

The damage issues raised by defendants' motion include, but are not limited to:

(1) whether the regulatory agencies sought to recover all fees and other consideration paid to the Managers by the Funds during the period of time late trading and market timing was occurring;

(2) whether the regulatory settlements in fact recovered all fees and other consideration paid to the Managers by the Funds during that period of time;

(3) whether the regulatory agencies sought to recover all profits (including insider trading profits) earned by the Managers from late trading or market timing;

(4) whether the regulatory settlements in fact recovered all profits (including insider trading profits) earned by the Managers from late trading or market timing;

(5) whether the regulatory settlements permit the settlement amounts, or any portion thereof, to be set off against the defendants' liability in the Fund Derivative Actions; and

(6) whether any portion of the settlement amounts will be allocated to the Funds to satisfy or reduce the amounts sought in the Fund Derivative Actions.

Following motion practice, the Court has permitted certain limited discovery to proceed in the Fund Derivative Actions. In addition, as the Court has been advised, certain of the Fund family defendants have granted permission for plaintiffs' counsel to communicate with the IDCs. The IDCs have provided information to plaintiffs' counsel about the scope of their work and their preliminary findings.[22] The discovery provided to date does not provide complete answers

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[22] At present, the recommendations of the IDCs have not been published for public comment and have not been accepted by the SEC. No distributions can be made of the SEC settlement proceeds before the IDC distribution plans become final.

to any of these important questions. Moreover, while incomplete because of the stage of the proceedings, the information provided by the IDCs suggests that the regulatory settlements do not and cannot satisfy or discharge the Fund Derivative Plaintiffs' claims.

The plaintiffs have not had an opportunity to conduct, much less complete, discovery in these cases. *See* the concurrently filed Affidavit of Demet Basar Pursuant to Rule 56(f) in Opposition to Fund Defendants' Motion to Dismiss Fund Derivative Complaints ("Rule 56(f) Affidavit"), ¶¶ 5-14. As described in the Rule 56(f) Affidavit, the plaintiffs have not received discovery relating to the formation of the Management Agreements or to the fees, compensation, and other substantial payments paid to the Fund Defendants; nor have they received discovery relating to the harm caused to the Funds by late trading and market timing. *Id.*, ¶¶ 7-9. Thus, they cannot determine the full extent of the damages the Funds may recover. In addition, the plaintiffs have not received discovery relating to the amount of any payments to the Funds from the regulatory settlements – which they believe to be zero in any event. *Id.*, ¶¶ 10-13. Thus, the plaintiffs cannot determine what amounts, if any, it would be appropriate to consider as set off against the damages they are seeking in these Derivative Actions.

VI. THE INVESTMENT COMPANIES HAVE FAILED TO ENFORCE THE RIGHTS ASSERTED IN THE FUND DERIVATIVE COMPLAINTS

Federal Rule of Civil Procedure 23.1 permits a shareholder to bring a derivative action to enforce a right belonging to a corporation (or investment company) when the company has "failed to enforce a right which may properly be asserted by it".[23] Defendants do not dispute that the claims asserted in the Fund Derivative Actions, other than the claim under Section 36(b),

[23] Delaware, Massachusetts and Colorado have similar statutes. Del. R. Ch. Ct. 23.1 ("the corporation or association having failed to enforce a right which may properly be asserted by it"); Mass. R. Civ. P. 23.1 (same); C.R.C.P. 23.1 (same). In Maryland, the futility exception is part of the common law. *Werbowsky v. Collomb*, 766 A.2d 123, 134-35 (Md. 2001).

belong to the Funds themselves and could have been asserted by them.[24] Moreover, the Fund Defendants do not deny that the Trustees have not commenced actions to enforce the rights of the Funds to recover for the harm caused by, among other things, their own misconduct, because they have not. The Fund Defendants, who are among the wrongdoers here, argue that the regulatory settlements, which extinguished the ***regulators' claims*** against them, have extinguished – as a matter of law – the right of investors to recover damages from them, and others, on behalf of the mutual fund investment companies.

There are two fundamental and insurmountable flaws with this argument. *First*, a regulatory proceeding does not constitute an action ***by an investment company***. The Trustees did not initiate the regulatory proceedings and they are not in control of them. The failure of the companies themselves to bring these causes of action is therefore sufficient, by itself, to satisfy the threshold requirement of Rule 23.1.

Second, even if regulatory proceedings could, theoretically, be considered an action by the Trustees for purposes of Rule 23.1, the regulators have not asserted the same claims as the Fund Derivative Plaintiffs[25] and, in fact, have not sought ***any*** recovery for the investment companies. The regulators have not asserted Section 36(b) claims to recover for the Funds the consideration and other substantial payments to Advisers, nor have they sought to rescind the advisory contracts. In fact, the regulators have not asserted any claim to recover any damages caused to any Funds by the faithless fiduciaries.

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[24] Because Funds cannot bring Section 36(b) claims on their own behalf, Defendants concede that Rule 23.1 does not apply to this claim. Fund Defs. Br. at 13. *See also* Section I.A, *supra*.

[25] Some of the regulators have asserted claims under Section 206 of the IAA, as the Fund Derivative Plaintiffs have, but, unlike plaintiffs, have not asserted claims for rescission of the Management Contracts under Section 215 of the IAA.

A. The Investment Companies Have Done Nothing to Enforce Their Rights

When the Fund Derivative Plaintiffs filed their initial complaints against each of the mutual fund families in this litigation, ***no investment company had taken any action*** to remedy the wrongs committed against them.[26] That is still true today. Even now, nearly two years after the late trading and market timing scandal first made national headlines, no investment company has sued any of the management companies Adviser to recover fees and other compensation, to rescind the fee agreements, or to obtain any other relief from the Managers.[27] In fact, other than one action by certain MFS entities against two third parties, the investment companies have not sued ***any*** of the wrongdoers named in the Fund Derivative Complaints.[28] Nor have the Trustees taken any other action to recoup the losses sustained by the Funds. To the contrary, as alleged in the Complaints, even after the scandal broke, the Trustees complacently continued to approve the Management Contracts each year, without even lowering the Managers' compensation.

Defendants raise the contrived and unsupported argument that the Trustees have taken "action" sufficient to bar a derivative suit under Rule 23.1 because they supposedly are

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[26] The relevant date for evaluating whether the Trustees took action on behalf of the Funds is the date on which the first derivative complaints were filed in each case. *See* Section VI.B.3, *infra*.

[27] The Court should keep in mind that the Trustees who took no action to recover damages for the Funds are the same Trustees who idly sat by as hundreds of billions of dollars flowed through the Funds for the benefit of the Advisers and their affiliates, the timers, their bankers, brokers, and facilitators, all to the detriment of the Funds.

[28] The MFS Funds and MFS Funds Distributors, Inc., filed suit against Daniel Calugar and Security Brokerage Inc. ("SBI") on December 19, 2003. That action was not filed until after plaintiff Bruckner filed his Fund Derivative Complaint on December 11, 2003. *Bruckner v. MFS*, Case No. 03-12483 (D. Mass.). Moreover, the MFS Funds have not taken any legal action against anyone other than Calugar and SBI, such as Massachusetts Financial Services Company (the adviser), MFS Service Center (the transfer agent), any MFS Trustees, Bank of America, Corp., Banc of America Securities, Aurum Securities Corp., Aurum Capital Management, Trautman Wasserman & Company, Inc., Pritchard Capital Partners LLC, Salomon Smith Barney, Inc., Canary Capital Partners, LLC, or Edward Stern (timers and/or facilitators), all of whom have been sued by the Fund Derivative Plaintiffs. *See* Amended Complaint, *MFS Fund Distributors Inc. et al. v. Calugar et al.* (S.D.N.Y. filed May 27, 2004) (No. 04-666).

"cooperating" and "participating" in the regulatory proceedings.[29] Fund Defs. Br. at 16. Such *de minimis* (and doubtless involuntary) involvement in the ***Managers'*** regulatory settlements hardly amounts to "enforcement" of the Funds' rights, because, as discussed in Section VI.B.2 below, the proceedings had nothing to do with enforcing the Funds' rights.

In any event, none of the cases cited by defendants supports their argument that conduct short of litigation is a bar to a derivative suit under Rule 23.1. In *In re Delta & Pine Land Co. Shareholders Litig.*, No. 17707, 2000 Del. Ch. LEXIS 91 (Del. Ch. June 21, 2000), the case on which the defendants principally rely, the directors ***actually did commence litigation*** – against the same defendants and to obtain the same relief, as the shareholders had sought in their derivative action. The Delaware Chancery Court held that the shareholder-plaintiffs could not possibly plead demand futility because the Delta directors ***in fact commenced the action*** on the same day the shareholders sued, albeit a few hours later. *Id.* at *6 & nn. 13 and 14 ("this Court should inquire no further if it finds that the corporate directors are litigating the same claims advanced in the derivative action")(quoting *Silverzweig v. Unocal Corp.*, No. 9078, 1989 Del. Ch. LEXIS 4 (Del. Ch. Jan. 19, 1989). *In re Delta* does not hold or even suggest that directors who do not commence litigation nonetheless may be found to be enforcing the corporation's

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[29] There have been no regulatory proceedings in the Alger, Excelsior, Federated and Scudder Funds. Where regulatory proceedings have been brought, the Trustees' participation consisted primarily, if not exclusively, of approving the Advisers' selection of an Independent Distribution Consultant ("IDC") to develop a Distribution Plan for the distribution of the funds paid in the settlement, and, in some instances, to approve the Plan itself. *See, e.g.*, Powell Decl., Ex. B.5 (2/9/05 Nations SEC Settlement), ¶¶ 139 ("Respondents shall retain . . . the services of an [IDC] not unacceptable to . . . the independent trustees of the Nations Funds mutual funds"); *Id.*, Ex. B.13 (8/18/04 Janus SEC Settlement), ¶ 33 ("JCM shall retain . . . the services of an [IDC] not unacceptable to . . . the independent Trustees of the Janus funds"); *Id.*, B.14 (2/5/04 MFS SEC Settlement), § IV.C.1. (MFS shall retain . . . the services of an [IDC] acceptable to . . . the independent directors of the MFS Retail Funds"); Defs. Ex. B.23 (5/20/04 Strong SEC Settlement), ¶ 56 ("SCM undertakes to retain . . . the services of an [IDC] not unacceptable to . . . the independent Directors of the Strong funds").

rights for purposes of Rule 23.1.[30]

B. The Regulatory Actions Are No Substitute for Action By The Investment Companies Themselves

1. An Action By Third Parties Is Irrelevant Under Rule 23.1

As the Supreme Court has held, a derivative action may be brought "'to enforce a right of a corporation' when the ***corporation itself*** has 'failed to enforce a right which may properly be asserted by it' ***in court***." *Daily Income Fund*, 464 U.S. at 533-34 (emphasis added). The Supreme Court observed, "federal courts exercising their equity powers had commonly entertained suits by minority stockholders to enforce corporate rights in circumstances where the ***corporation*** had failed to ***sue*** on its own behalf." *Id.* at 529 (emphasis added). Thus, actions brought by third parties, such as the regulators here, are irrelevant; the relevant actor for purposes of the Rule 23.1 analysis is the corporation. Defendants do not – because they cannot – cite any authority to the contrary.

2. The Regulatory Proceedings Do Not Assert the Same Claims Or Seek The Same Relief As The Fund Derivative Actions

Even if this Court properly could consider the regulatory actions in determining whether the Funds were enforcing their own rights, the regulatory actions at issue here do not seek to enforce the rights asserted in the Fund Derivative Complaints.

No court has ever held that the prosecution of actions ***by third parties***, such as the SEC or state attorneys general, asserting different claims against a limited number of defendants for the benefit of persons ***other*** than the corporation, prohibits a shareholder from suing derivatively on

[30] Likewise, in *Silverzweig*, the corporation already had commenced an action on the same claims the derivative plaintiff wanted to pursue. 1989 Del. Ch. LEXIS 4. In *Felzen v. Andreas*, 134 F.3d 873, 875 (7th Cir. 1998), the only other case cited by defendants, the Seventh Circuit held that a shareholder who fails to intervene in a derivative action lacks standing to object to a proposed settlement entered into by the plaintiff shareholder. *Felzen* has no relevance to these actions.

behalf of the corporation to recover other damages from the same defendants on other claims belonging to the corporation or from other defendants not sued by the third parties. Without citation to any authority, that is precisely what the Fund Defendants urge this Court to do here.

3. The Regulatory Settlements Occurred After These Derivative Actions Were Commenced

The regulatory proceedings are irrelevant for yet another reason: the settlements in those proceedings came well after these Fund Derivative Actions were brought.[31] Compliance with Rule 23.1 is determined as of the date of the original filing of the complaint. *Aronson v. Lewis*, 473 A.2d 805, 810 (Del. 1984). Even where, as here, amended complaints have been filed, the circumstances prevailing as of the date of the original filing determine whether Rule 23.1 has been satisfied. *Blasband v. Rales*, 971 F.2d 1034, 1049 (3d Cir. 1992); *Harris v. Carter*, 582 A.2d 222, 228 (Del. Ch. 1990); *In re Fuqua Indus., Inc. Shareholder Litig.*, No. 11974, 1997 Del. Ch. LEXIS 72, at *49 (Del. Ch. May 13, 1997); *In re Polymedica Corp.*, No. 01-3446, 2002 Mass. Super. LEXIS 72, at *42 (Mass. Super. July 16, 2002); *McCall v. Scott*, 239 F.3d 808, 815 (6th Cir. 2001); *In re Oxford Health Plans, Inc.*, 192 F.R.D. 111, 114 n.1 (S.D.N.Y. 2000)(limiting an analysis of demand futility to events occurring before the first of seven derivative complaints was filed). Thus, the settlements, all of which were announced and concluded well after the derivative complaints were filed,[32] have no bearing on the question of whether the Trustees were enforcing the Funds' rights.

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[31] *See* attached Appendix (table comparing filing dates of original derivative complaints with first announcements of regulatory settlements).

[32] *See* Powell Decl, Ex. B.

VII. PLAINTIFFS HAVE SUFFICIENTLY ALLEGED FUTILITY OF DEMAND[33]

As courts have recognized for over a century, plaintiffs are not required to make demand on a board of directors when demand would be a useless or idle ceremony. Plaintiffs need only plead particularized facts that create a reasonable doubt whether a board "could have impartially considered and acted upon the demand," if one had been made. *Aronson*, 473 A.2d at 809. Plaintiffs' particularized allegations here easily meet this standard.

A. The Standard For Pleading Demand Futility

While the substantive law of the state of incorporation controls the question of *whether* demand should be excused, *Kamen,* 500 U.S. at 100, whether the plaintiffs' demand allegations have been pled with sufficient *particularity* is determined by federal law, *i.e.*, under Rule 23.1. *See Grill v. Hoblitzell*, 771 F. Supp. 709, 711 n. 2 (D. Md. 1991); *Geer v. Cox*, 242 F. Supp. 2d 1009, 1019 (D. Kan. 2003). Thus, plaintiffs' demand allegations relating to the Trustees' state of mind – *e.g.*, whether they abdicated their fiduciary duties in bad faith – can be averred generally under Rule 8. *See Stern v. General Electric Co.*, 924 F.2d 472, 476-77 (2d Cir. 1991).

In order to satisfy Rule 23.1, "the pleader is not required to plead evidence." *See, e.g.*, *Miller v. Loucks*, No. 91 C 6539, 1992 U.S. Dist. LEXIS 16966, at *15 (N.D. Ill. Nov. 5, 1992) (Rule 23.1 "does not require Plaintiffs to go so far as to plead evidence since discovery is foreclosed"). Defendants' argument that plaintiffs must "demonstrate" or "establish" that the Trustees could not have been impartial (Fund Defs. Br. at 19), and that plaintiffs must show that they are "substantially likely to succeed" (*id.* at 31), is incorrect. Plaintiffs need only allege particularized facts that raise a reasonable doubt that the board could be impartial in considering demand. *Rales v. Blasband*, 634 A.2d 927, 934 (Del. 1993); *In re PolyMedica Corp.*, 2002

[33] As noted above, the parties agree that demand is not required for the claim asserted under Section 36(b) of the ICA.

Mass. Super. LEXIS 271, at *43. Plaintiffs are not required to plead facts that would be sufficient to support a judicial finding of demand futility. *Grobow v. Perot*, 539 A.2d 180, 186 (Del. 1988). Nor are they required to demonstrate a reasonable probability of success on the merits. *Rales*, 634 A.2d at 934.

Moreover, as with any motion to dismiss, the Court must accept as true all of plaintiffs' demand futility allegations and draw all reasonable inference in plaintiffs' favor. *McCall,* 239 F.3d at 816 (6th Cir. 2001) (applying Delaware law); *In re PolyMedica* , 2002 Mass. Super. LEXIS 271, at *43 (Massachusetts law); *Werbowsky v. Collomb,* 362 Md. 581, 620-621 (Md. 2001)(Maryland law).

B. Demand Should Be Excused Because The Trustees Approval Of The Management Contracts Without Investigation Exposed Them To Significant Risk Of Liability

In arguing that demand should not be excused, defendants wholly ignore plaintiffs' allegations that, despite knowing about late trading and market timing, the Trustees routinely rubber-stamped lucrative Management Contracts without conducting even the most cursory investigation of whether the Managers were allowing the Funds to be late traded and timed, which they knew caused great injury to the Funds. These facts are sufficient to excuse demand under the law of Delaware, Massachusetts and Maryland.[34]

In derivative actions where the board is accused of active misconduct – such as the Trustees' approval of the Management Contracts without a reasonable investigation – courts generally employ the test articulated in *Aronson v. Lewis*, under which demand is excused where a plaintiff pleads particularized facts that support *a reasonable doubt* whether: (1) a majority of

[34] Defendants acknowledge that most of the investment companies in these cases are organized under Delaware, Massachusetts or Maryland law. Fund Defs. Br. at 18.

the directors are disinterested or independent; or (2) "the challenged transaction was otherwise the product of a valid exercise of business judgment." 473 A.2d at 814.

Contrary to Defendants' claim, there is ***no*** requirement under the law of the relevant states that trustees must have derived a personal benefit in order for demand to be excused. *See, e.g.*, *Smith v. Van Gorkom*, 488 A.2d 858, 872 (Del. 1985) (business judgment rule does not protect trustees who have breached their duty of care); *In re PolyMedica*, 2002 Mass. Super. LEXIS, at * 44 (substantial likelihood of liability is a disabling interest even when trustees are sued "for wrongdoings not related to personal pecuniary gain"); *Werbosky*, 766 A.2d at 620 (demand can be excused when the complaint alleges trustees are "committed to the decision in dispute").

As defendants admit, under the first prong of *Aronson*, the Trustees lack "independence" if they are financially or personally beholden to a corporation or to someone else or lack "disinterestedness" when they face a substantial likelihood of personal liability, either of which renders them unable to consider a demand impartially. Fund Defs. Br. at 26; *see Aronson*, 473 A.2d at 815-16; *In re PolyMedica,*[35] 2002 Mass. Super. LEXIS 271, at *44 (under Massachusetts law, a disabling interest is present for demand purposes when "the potential for liability is not a mere threat but instead may rise to a substantial likelihood");[36] *Werbowsky v. Collomb*, 766 A.2d

[35] *PolyMedica* held that demand would have been futile because a majority of the directors had a financial interest in the transaction that was the subject of the demand. *Id.* at *23.

[36] In *PolyMedica*, the court noted that Massachusetts adopted the definition of an "interested" director from the ALI's Principles of Corporate Governance, which provides that a director is "interested" if he "approved of or acquiesced in" the misconduct at issue or if particularized facts are alleged "that, if true, raise a significant prospect that the director would be adjudged liable to the corporation or its shareholders." 1 ALI Principles of Corporate Governance: Analysis and Recommendations § 1.23 (1994). *Id.*, 2002 Mass. Super. LEXIS 271, at *29 (emphasis added). *Harhen v. Brown*, 431 Mass. 838 (2000), cited by defendants, is not to the contrary. In *Harhen*, a demand refused case in which the business judgment rule governs, the Massachusetts Supreme Judicial Court, relying on the same ALI definition of (continued...)

123, 144 (Md. 2001) (under Maryland law, demand is excused where the "directors are so personally and directly conflicted . . . that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule").[37]

In the present case, the Trustees fail the first prong of the *Aronson* test *not* because they lack independence, but because they are "interested" in these claims when they face substantial likelihood of personal liability. Because the *Aronson* test is disjunctive – reasonable doubts about *either* prong of the *Aronson* test is sufficient to excuse demand – this determination is sufficient, by itself, to defeat the motion to dismiss.

But here, the Trustees also fail the second prong of the *Aronson* test – reasonable doubts about the applicability of the business judgment rule – because that rule requires that, when making a business decision, trustees must "[act] on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the company." *Aronson*, 473 A.2d at 812; *Demoulas v. Demoulas Super Mkts.*, 424 Mass. 501, 528 (1997); Md. Corps. & Assn's Code Ann. § 2-405.1(a). The business judgment rule does not insulate trustees when there is a reasonable doubt that they informed themselves of "all material information available to them." *Aronson*, 473 A.2d at 812; *In re PolyMedica*, 2002 Mass. Super. LEXIS 271, at *46.

Here, the Trustees had not only a fiduciary duty, but a statutory duty to conduct a reasonable investigation before making the most important decision there is for a mutual fund

(...continued)
interestedness, recognized that "significant contrary personal interests" would compromise a director's ability to consider demand. *Id.* at 844.

[37] In *Werbowsky,* the Maryland Supreme Court held that futility of demand was not established where plaintiffs alleged only that the trustees received large fees, wanted to retain their positions, and wanted to continue their business relationships with the company on whose board they served. *Id.* at 145. This is precisely the same result that would be reached under Delaware law. *See Grobow v. Perot*, 539 A.2d 180, 188-189 (Del. 1988).

family – hiring advisers to manage the billions of dollars invested by long-term shareholders. Section 15(c) of the ICA mandates that trustees secure all "information as may reasonably be necessary to evaluate the terms" of a management contract, and requires managers to furnish such information, before the trustees approve such contracts every year.[38] 15 U.S.C. § 80a-15(c). The purpose of ICA provisions such as Section 15(c) is to enable trustees to meaningfully evaluate the performance of managers at regular intervals, to maintain control over them, and to give the trustees an opportunity to terminate advisory contracts if the managers' performance is not satisfactory. *Brown* 294 F.2d at 420-21; *Taussig v. Wellington Find, Inc.*, 187 F. Supp. 179, 196 (D. Del. 1960), *aff'd*, 313 F.2d 472 (3d Cir. 1963).

Despite this statutory mandate, the Fund Trustees recklessly failed to request or secure readily available information that would disclose the existence and magnitude of both negotiated and "under the radar" late trading and timing in the Funds. Timing is easily detected, including by tracking the volume of "round trips" or "in and out" trades – some as short as one day – made by investors; monitoring the largest dollar-amount investments; or simply checking whether shareholder turnover ratios exceed a baseline, because a high ratio of shares redeemed to shares outstanding strongly indicates the presence of market timing. Compls., ¶¶ 68, 70-71. It was incumbent upon the Trustees to secure at least this minimal amount of information to gauge whether the Managers were fulfilling their statutory fiduciary duties to act in the best interests of the Funds, as required by Section 36(b) of the ICA, before renewing the contracts each year. *Cf. Galfand v. Chestnutt*, 402 F. Supp. 1318, 1325 (S.D.N.Y. 1975) (where the only information

[38] Under Section 15(a)(2) of the ICA, an advisory contract with a term of more than two years must be approved at least annually by a board of directors. 15 U.S.C. § 80a-15(a)(2). Section 15(a)(3) provides that an advisory contract must be terminable at any time, without penalty, by a board on 60 days notice. *Id.*, § 80a-15(a)(3).

before a board that was considering an increase in expense ratios was the turnover rate, the number of shareholders, and information about management expenses, board failed to fulfill its obligations under Section 15(c)), *aff'd*, 545 F.2d 807 (2d Cir. 1976).

The Fund Trustees' blind approval of the Management Contracts, without a reasonable investigation, violates their common law and statutory duties under Section 15(c) of the ICA, and is not the kind of informed decision-making protected by the business judgment rule.[39] Indeed, the Trustees' conduct here amounts to a complete failure to exercise business judgment. In *In re The Walt Disney Company Derivative Litigation*, 825 A.2d 275 (Del. Ch. 2003), the court excused demand because it found "the Disney directors failed to exercise *any* business judgment and failed to make *any* good faith attempt to fulfill their fiduciary duties to Disney and its stockholders." *Id.* at 278. Just as the Trustees approved lucrative advisory agreements here, the Disney directors approved a lucrative employment agreement for Michael Ovitz as the company's President, yet they never asked for or examined internal documents that discussed the pros and cons of the agreement, sought an expert opinion on the proposed contract, or compared the Ovitz contract to other similar contracts in the industry. The court concluded, in language equally applicable here, that the board's approval of the contract was not protected by the business judgment rule because the "directors consciously and intentionally disregarded their responsibilities, adopting a 'we don't care about the risks' attitude concerning a material corporate decision." *Id.* at 289.

The Trustees' automatic rubber-stamping of the multi-million dollar Management Contracts is all the more egregious because they were reckless in not knowing that there was

[39] Indeed, some Fund Trustees, such as the Trustees of Nations Funds, were actively involved in permitting timing by favored timers. Nations Compl., ¶¶ 293-294, 502(j).

timing in their own mutual fund families. As particularized in the Complaints, late trading and market timing were endemic in the mutual fund industry, benefiting not only the Managers and countless "in-and-out" traders, but also many broker-dealers who brokered the illicit arrangements and banks that provided financing. Compls., ¶ 84-87, 89. Given the large number of actors, and the copious coverage of the problem in books and articles,[40] it is inconceivable that the Trustees – the fiduciaries of the Funds – were unaware of the threat posed by market timing. Indeed, after the timing scandal broke, the Managers of half of the 88 largest fund complexes ***admitted*** that they permitted market timing and 25 percent admitted that they permitted late trading. Compls., ¶ 502(f).

The harm caused by late trading and market timing was equally well-known. All of the Funds' prospectuses, which are signed by the Trustees, acknowledge the harmful effects of excessive trading on long term investors by expressly disallowing it or imposing restrictions to deter it.[41] Under these circumstances, the Trustees were on notice that market timing and late trading were threats to the Fund. Moreover, they also knew that those practices created a conflict of interest for the advisers, the distributors, and their affiliates, because of the potential that they could profit from such transactions.

Courts do not hesitate to *infer* from facts such as these, specifically including press reports, that a board *was reckless in not knowing of the problem at issue*, and excuse demand as futile. *See, e.g., In re Abbott Labs. Deriv. S'holders Litig.*, 325 F.3d 795, 806 (7th Cir. 2001)

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[40] Compl. ¶¶ 64, 73, 74.

[41] Alger Compl., ¶ 271; Alliance Compl., ¶ 284; Allianz Dresdner Compl., ¶¶ 265-267; Columbia Compl., ¶¶ 265-267; Excelsior Compl., ¶¶ 266-271; Federated Compl., ¶¶ 282-283; Franklin Compl., ¶¶ 265-268; Invesco Compl., ¶ 289; Janus Compl., ¶¶ 405-416; MFS Compl., ¶¶ 270-271; Nations Compl., ¶¶ 290-292; One Group Compl., ¶¶ 270-277; Pilgrim Baxter Compl., ¶¶ 267-281; Putnam Compl., ¶¶ 291-292; Strong Compl., ¶¶ 264-268; Scudder Compl., ¶¶ 279-281.

(applying Delaware law) (demand excused); *McCall,* 239 F.3d at 823 (applying Delaware law) (demand excused). Indeed, in the wake of the numerous corporate scandals over the last decade, the trend in the law has been to allow derivative actions to go forward when the circumstances indicate that a board was reckless in not addressing issues of which it was or should have been aware. *See, e.g.*, *Felker v. Anderson*, No. 04-0372, 2005 U.S. Dist. LEXIS 4236 (W.D. Mo. Feb. 11, 2005)(demand excused); *In re First Energy S'holders Deriv. Litig.*, 320 F. Supp. 2d 621 (N.D. Ohio 2004)(same); *In re Cendant Corp. Derivative Action Litig.*, 189 F.R.D. 117, 128 (D.N.J. 1999) (demand excused); *In re Oxford Health Plans*, 192 F.R.D. at 116 (same).

In *Abbott*, the Seventh Circuit excused demand and held that there were enough warning signs, including notices in the press, inspections and letters from the FDA, of the corporation's wrongdoing over a six-year period,[42] such that it was reasonable to infer that the board was aware of the problem. The Seventh Circuit noted, "[g]iven the extensive paper trail . . . concerning the violations and the inferred awareness of the problem [by the board], the facts support a reasonable assumption that there was a 'sustained and systematic failure of the board to exercise oversight,' in this case intentional in that the directors knew of the violations of law, [and] took no steps in an effort to prevent or remedy the situation." *In re Abbott Labs.,* 325 F.3d at 809; *see also McCall*, 239 F.3d at 817.

While the facts in *Abbott,* which relate to wrongdoing in a single corporation, may differ, its holding applies with equal force to the cases here. Given the existence of market timing for twenty years,[43] its prevalence in the mutual fund industry, the fund families' policies against

[42] Abbott's wrongdoing over six years resulted in a $100 million regulatory fine. The regulatory settlements here, which generally cover several years of timing, range from $30 million to $600 million, including penalties of $20 million to $140 million. *See* Powell Decl., Ex. A.

[43] Compls., ¶ 64.

excessive trading, and the ease of detecting late trading and market timing, it is reasonable to infer that the Trustees intentionally or recklessly buried their heads in the sand and did nothing to protect the Funds from these practices. Moreover, unlike in *Abbott*, where the directors merely failed to take corrective action, Trustees here took the affirmative step of *approving* lucrative contracts for the Managers that were systematically harming the Funds for their own benefit.

Just last month, in *Miller v. U.S. Foodservice, Inc.*, No. CCB-04-1129, 2005 U.S. Dist. LEXIS 4571 (D. Md. Mar. 23, 2005), this Court refused to dismiss the counterclaims of defendant U.S. Foodservice, Inc. ("USF") and its parent, Royal Ahold, for breach of the duty of care and good faith against Miller, USF's CEO and Chairman of the Board of Directors, because he had warnings that USF's information and reporting systems were deficient, yet did nothing, and, instead, represented that stronger controls were being implemented.[44] *Id.* at *24. The "overlooked" problem in that case resulted in yet another one of the accounting scandals plaguing corporate America in recent years and caused a huge number of investors to suffer substantial damages.[45]

The warning in *Miller* was a 2000 letter from Deloitte & Touche to Miller alerting him to the weaknesses in USF's internal controls. While the "red flags" in *Miller* were not as significant as those in *McCall* and did not "directly suggest that Miller should have suspected wrongdoing," this Court nonetheless held that the facts alleged stated claims for breach of the fiduciary duties of due care and good faith against Miller. *Id.*, at *24-27. The storm warnings here were more ominous than the ones the Court found sufficient in *Miller*.

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[44] Here, the Trustees ignored compelling warnings of late trading and market timing, yet represented in public documents that the Funds were protecting the Funds from such misconduct.

[45] *In re Royal Ahold Multi-District Litigation*, MDL No. 1539, in which those investors and others seek redress, is the other MDL proceeding pending before this Court.

The Trustees' unquestioning approval of the Management Contracts was an egregious abdication of their fiduciary duties to the Funds. The potential for substantial liability the Trustees face as a result raises a reasonable doubt that they could have considered demand free from personal concerns. *Rales*, 634 A.2d at 936. Indeed, even after the regulators spelled out the Managers' wrongdoing, these Trustees continued to employ the very same faithless Managers and approved their hefty fees except in those cases where the regulators forced future fee reductions as a condition of settling with the Managers. That these same Trustees could have used their disinterested business judgment to consider a demand, as defendants claim, defies logic.

C. Demand Should Be Excused Because The Trustees Also Faced A Significant Threat Of Liability For Their Reckless Inaction

Plaintiffs' allegations of the Trustees' utter failure to use the tools at hand to detect and prevent late trading and market timing, despite their indisputable knowledge of the harm caused thereby, also give rise to a reasonable doubt that the Trustees could have impartially assessed a demand.

Where a board fails to take action when it should have – such as the Trustees' grossly negligent and sustained failure to oversee the Managers' performance under the Management Contracts and Trustees' deliberate inaction given their knowledge of the harm caused by market timing and late trading – courts generally use the test articulated in *Rales,* which implicates only the first prong of *Aronson*. *See also In re PolyMedica*, 2002 Mass. Super. LEXIS, at *47-48.

Plaintiffs' allegations of the Trustees' failure to prevent and remedy late trading and market timing is precisely the type of reckless board inaction that the Sixth Circuit concluded in *McCall* gave rise to a substantial likelihood of liability, and therefore excused demand for plaintiffs' claims that the trustees intentionally or recklessly breached of their duty of care.

McCall, 239 F.3d at 814. In *McCall*, as here, there was internal information that was available to the board that "would have shown unmistakable signs that improper practices were being employed throughout the corporation." *Id.* at 819. The internal information in these cases includes turnover ratios that were hundreds of times higher than in funds that were not timed. Compls., ¶¶ 68, 70-71. *See Miller*, 2005 U.S. Dist. LEXIS 4571, at *24-25.

McCall is also relevant because several weeks before the filing of the first complaint in *McCall*, federal agents had begun investigating one office of the nationwide company, and *after* the complaint was filed, announced that they had uncovered an unlawful scheme by the company's management. 239 F.3d at 822. The Sixth Circuit held that these "facts [which were] in existence before the derivative claims were filed but not discovered until later, may be considered in determining demand futility." *Id.* at 823. Here, the Funds' boards did nothing even after the NYAG *concluded his investigation and filed his complaint* on September 3, 2004,[46] before the first derivative suit in these consolidated cases was filed. To the extent the Fund Trustees, in abdication of their responsibilities, did not discover the extent of market timing in their Funds until after the NYAG complaint was filed, that is no bar to establishing demand futility under *McCall.* Their failure to act during the two years since the filing of the NYAG complaint is further evidence that demand would have been futile. *See In re Abbott Labs*, 325 F.3d at 809.

Thus, courts do not hesitate to hold that a board's passivity where there is information available that would disclose the wrongdoing makes it substantially likely that a board would be

[46] As set forth above, the MFS distributor and several MFS investment companies sued two market timers, but demand still should be excused in MFS, because the actions were not commenced until after the Fund Derivative Plaintiffs filed their first complaint against the MFS Fund Defendants, which is the relevant date for assessing demand futility, and, in addition, for the reasons set forth in Plaintiffs' Opposition to MFS' Supplemental Memorandum in Support of their Motion to Dismiss.

exposed to liability. *See, e.g., In re Oxford Health Plans*, 192 F.R.D. at 117 (complaint alleging director inaction in the face of improper billing practices and violations of insurance regulations by a health care provider "alleges with particularity the reckless failure of these defendants upon whom demand to sue would have to be made, in supervising, or monitoring the affairs of the company"); *Saito v. McCall*, 2004 WL 3029876, at * 7 (Del. Ch. Dec. 20, 2004) (where a board had enough indicators and resources to discover the existence and extent of accounting problems, the "substantial likelihood of liability these directors faced for a breach of their duty of good faith disabled the entire board . . . from mustering an independent and disinterested majority").

Even where there are no signs of wrongdoing, liability may arise from "an ***unconsidered*** failure of the board to act in circumstances in which due attention would, arguably, have prevented the loss." *In re Caremark Int'l, Inc. Deriv. Litig.*, 698 A.2d 959, 967 (Del. Ch. 1996) (emphasis added). In *Caremark*, the court held that, despite the trustees' complete ignorance of the wrongdoing, a violation of fiduciary exists if trustees "lack [] good faith in the exercise of their monitoring responsibilities." *Id.* at 972. The court held that a "sustained or systematic failure to of the board to exercise oversight . . . will establish the lack of good faith that is a necessary condition to [the trustees'] liability."[47] *Id.* at 971. Even if some Fund Trustees were not aware of any facts that could trigger a duty to investigate and remedy improper trading in

[47] Defendants intone the *Caremark* description of the theory of liability as "possibly the most difficult theory in corporation law upon which a plaintiff might hope to win a *judgment*," *Caremark*, 698 A.2d at 967 (emphasis added), but *Caremark* was an opinion approving a settlement after discovery, and not a motion to dismiss case. In *Saito*, 2004 WL 3029876, at * 6 n. 66, while acknowledging that a "Caremark claim is difficult to advance," the court noted that, on a motion to dismiss, ***all reasonable inferences are drawn in plaintiffs' favor***, and that the court must find "that the plaintiff would not be entitled to relief under *any set of facts that could be proven* to support the claim." *Id.* (citing *Rabkin v. Philip A. Hunt Chem. Corp.*, 498 A.2d 1099, 1104 (Del. 1985) (emphasis added).

their Funds – and, here, the Trustees were aware of such facts[48] – demand still should be excused because, in violation of their duty of good faith, those Trustees failed to have in place supervisory controls to detect and prevent the unlawful activity.

Defendants rely on *Rattner v. Bidzos,* No. 19700, 2003 Del. Ch. LEXIS 103 (Del. Ch. Sept. 30, 2003), and *In re Citigroup Inc. S'holders Litig.*, No. 19827, 2003 Del. Ch. LEXIS 61 (Del. Ch. June 5, 2003), to argue that the Trustees did not face a substantial likelihood of liability. Neither case is relevant here. In *Rattner,* the court found that there was not a "single financial statistic" that would alert the board that the company was manipulating its sales figures, 2003 Del. Ch. LEXIS 103, at *46, unlike here where a simple report of turnover ratios would have alerted them to the wrongdoing. In *Citigroup,* plaintiffs' allegation that demand was futile because the trustees were named as defendants relied only on conclusory allegations that the directors knew or should have known about the wrongdoing. 2003 Del. Ch. LEXIS 61, at *3-4. Here, by contrast, the Complaints detail all of the information that was available to the entire mutual fund industry, and allege that the Trustees of large numbers of the Funds knew about the threat, but intentionally or recklessly failed to take steps to prevent timing in their own Funds.

The substantial threat of being sued for recklessly failing to exercise due care in discharging their duties rendered the Trustees hopelessly conflicted such that they could not objectively consider *any* demand, let alone a demand that they sue themselves for breaching their duties to the Funds.

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[48] Thus, here, the Trustees' failure to act would pass muster even under *Graham v. Allis-Chalmers Mfg. Co.*, 188 A.2d 125, 130 (1963), in which the Delaware Supreme Court stated that "absent cause for suspicion there is no duty upon the directors to install and operate a corporate system of espionage to ferret out wrongdoing which they have no reason to suspect exists."

D. The Trustees Could Not Have Impartially Considered A Demand To Sue Third Parties

Contrary to the Broker-Dealer Defendants' argument in Point V of their omnibus brief, the Trustees could not have impartially considered even a demand to sue only third parties, like the Broker-Dealers, because plaintiffs' claims against those third parties necessarily implicate the Trustees' complicity in allowing late trading and timing in the Funds, in violation of their fiduciary duties, which created a substantial likelihood of potential liability.

In *In re Nuveen Fund Litigation,* No. 94 C 360, 1996 U.S. Dist. LEXIS 8052 (N.D. Ill. June 11, 1996) (applying Delaware law), the court addressed, and rejected, the very argument made by the Broker-Dealers Defendants here:

> [T]he plaintiffs expressly allege in the instant complaints that the Funds' directors are liable for their approval of the transaction at issue. Plaintiffs do not merely allege that the third party defendants failed to properly advise the directors of the Rights Offerings' alleged legal deficiencies, but also that the directors failed to fulfill their own responsibilities in discovering those deficiencies . . . [T]he Funds' directors remain co-defendants in this suit. Furthermore, these complaints adequately plead particularized facts that raise a reasonable doubt of the directors' liability. Therefore, each complaint challenges the conduct of both the Funds' directors and these defendants for their involvement in the same transaction (citation and footnote omitted)

Id. at *15.

That is precisely the situation here where plaintiffs not only have sued Broker-Dealers for facilitating late trading and timing in the Funds, but the Trustees for breaching their fiduciary duties to the Funds by failing to ensure that there were systems in place to prevent third parties like the Broker-Dealers from arranging the illicit and harmful trading. *Nuveen* held that where directors face a substantial threat of personal liability for conduct involving third parties, as plaintiffs allege here, demand will be excused including as to the claims against those third parties. *Id.*

The Broker-Dealer Defendants cite no authority that contradicts *Nuveen*. The cases they do cite are inapposite because they involve situations where plaintiffs alleged that the Trustees lacked independence because they were controlled or dominated by the third parties, which, except in the case of a few mutual fund families, plaintiffs do not allege here. *See, e.g., Green v. Phillips*, No. 14436, 1996 Del. Ch. LEXIS 76 (Del. Ch. June 19, 1996)(directors are deemed "independent" even if the suit involves claims against friends, family and business associates); *In re Walt Disney Co. Deriv. Litig.*, 731 A.2d 342, 354 n. 18 (Del. Ch. 1998).[49]

E. State Statutes That Have Adopted The ICA Definition Of "Interestedness" Do *Not* Supplant The Common Law Of Demand Futility

Defendants' argument that state statutes[50] adopting the ICA definition of "interested person" legislated away the entire common law of demand futility as it applies to registered investment companies is entirely without support. A trustee is interested under the ICA[51] if he or she is financially or otherwise beholden to the Manager – *i.e.*, is not "independent" in the

[49] In this early decision in *Disney* the court was merely addressing the contention that the directors lacked independence from each other because of some undefined personal relationships amongst themselves. After the complaint in that case was amended, the court found that demand was excused because of the directors' exposure to personal liability. 825 A.2d 275 (Del. Ch. 2003). *In re Grace Energy Corp. Shareholders Litig.*, No. 12464, 1992 Del. Ch. LEXIS 134, at * 10 (Del. Ch. June 26, 1992), also cited by these defendants for the "friends and family" rule, did not even address the question of demand futility.

[50] Maryland, Massachusetts and Delaware have adopted such statutes. The Maryland and Massachusetts statutes are substantively the same and provide: "[a] director of a corporation who with respect to the corporation is not an interested person, as defined by [the ICA], shall be deemed to be independent and disinterested when making any determination or taking any action as a director." M.G.L. 182 § 2B (1998). MD Code, Corps. & Ass'ns § 2-405.3(b) (1998); M.G.L. 182 § 2B (1998). The Delaware statute defines an "independent trustee" as a trustee who is not "interested" under the ICA and provides: "[a]n independent trustee as defined hereunder shall be deemed to be independent and disinterested for all purposes." 12 Del.C. § 3801(h) (1998). 12 Del.C. § 3801(h) (1998).

[51] The ICA provides that investment companies cannot have boards in which more than 60 percent of the trustees are "interested persons" of the investment company. 15 U.S.C. § 80a-10(a) (1975). An "interested person" is defined as an "affiliated person" of the investment company, *id.* at § 80-2(a)(19)(A)(i), and an "affiliated person" is "any person directly or indirectly . . . controlled" by the investment company. *Id.* at § 80-2(a)(3)(C).

vernacular of the state law cases. While Defendants acknowledge that lack of independence due to control and lack of disinterestedness due to exposure to liability are separate bases for excusing demand,[52] they argue that state statutes under which a director is "independent" – or "interested" in the language used in the ICA – means demand can ***never*** be excused in the case of investment companies where directors are interested because they face a substantial likelihood of liability. Fund Defs. Br. at 20-22. Despite claiming that the state statutes wrought such a sweeping change in the law, defendants do not cite a single case in support of their argument,[53] and, in fact, the law is to the contrary.

There is no question that the state statutes were enacted in response to *Strougo v. Bassini,* 1 F. Supp. 2d 268, 273 (S.D.N.Y. 1998), which held that, under Maryland law, serving on multiple boards, and being compensated for each directorship, was tantamount to being an employee of the adviser for purposes of the demand futility analysis. SH091 AL1-ABA, Investment Company Regulation and Compliance (June 2003) (describing legislative history).[54] The Maryland statute (which was later adopted by Massachusetts and Delaware) was a legislative attempt to ensure that service on multiple boards would not automatically lead to a finding of "interestedness" in considering whether demand should be excused. Indeed, the

[52] Defendants state that plaintiffs' allegations of the Trustees' failure of oversight "is just another way of saying that the directors would be 'interested' in the subject matter of a demand". Fund Defs. Br. at 20, n. 20. The Trustees' failure of oversight is one of the situations that would expose them to a substantial likelihood of liability and therefore would compromise their ability to impartially consider a demand. *See, e.g., McCall,* 239 F.3d at 816.

[53] The cases defendants do cite, *Harhen, Werbowsky* and *Beneville v. York,* 769 A.2d (80 (Del. Ch. 2000), which do not even mention the state statutes, hold only that demand will be excused when a board lacks independence. Fund Defs. Br. at 21.

[54] Defendants admit that the statutes were enacted as "a reaction to a decision in the Southern District of New York construing Maryland's demand requirement," Fund Def. Br. at 21, n. 20, but they fail to identify the decision as *Bassini,* and fail to mention that the "reaction" was to its holding that trustees may be found to be "interested" because they sit on multiple boards.

Delaware statute made this explicit: "the receipt of compensation for service as an independent trustee of the statutory trust and also for service as an independent trustee of 1 or more other investment companies managed by a single investment adviser . . . shall not affect the status of a trustee as an independent trustee under this chapter." 12 Del. C. § 3801(h).

Thus, the only situations in which the state statutes arguably have any relevance are those in which a plaintiff seeks to excuse demand only on the grounds that directors lack independence because they sit on and receive compensation from multiple boards. The statutes have no bearing whatsoever on whether demand can properly be excused because trustees' impartiality is compromised by a substantial threat of liability.

Since their enactment in 1998, not a single court that has considered the statutes has held that they supplant the common law of demand futility in ICA cases and all courts have continued to apply common law in considering whether demand should be excused in derivative actions on behalf of mutual funds, including in lack of independence cases, in which the statutes could be relevant. Thus, in *Scalisi v. Fund Asset Management, L.P.*, 380 F.3d 133, 140 (2d Cir. 2004), a lack of independence case,[55] the Second Circuit expressly rejected the argument that the statute did away with the common law of Maryland, holding ***"[w]e see no reason to believe that Maryland would depart from [common law] standards in the case of a registered investment company.***" (Emphasis added). The Court considered whether board members were independent under the ICA and, if so, went on to consider whether the directors were independent under the common law. Similarly, in *Strougo v. BEA Associates*, 98 Civ. 3725 (RWS), 2000 U.S. Dist.

[55] In *Scalisi*, demand was not excused, because the court found that allegations that the board was appointed by the adviser and received compensation were insufficient to establish futility of demand. *Id.* at 140. *Scalisi* has no applicability to these cases, where demand futility is based on the Trustees' substantial risk of exposure to liability.

LEXIS 346, at *16 (S.D.N.Y. Jan. 19, 2000), a case related to *Bassini* also involving director independence, the court held that "***the Maryland statute does not require a decision contrary to the one reached in Bassini, which is controlling here***." (Emphasis added). *See also Krantz v. Fidelity Mgmt. & Research Co.*, 98 F. Supp. 2d 150 (D. Mass. 2000) (applying common law after enactment of the Massachusetts statute).[56]

Even if defendants were correct in their interpretation – and they are not – any rule that would limit the availability of derivative actions to those situations in which trustees are controlled by the investment companies would enlarge the power of the Trustees to resist derivative cases, which is inimical to the policies underlying the ICA. As the Supreme Court held in *Kamen*:

> We . . . discern no policy in the Act that would require us to give the independent directors, or the boards of investment companies as a whole, greater power to block shareholder derivative litigation than these actors possess under the law of the State of incorporation.

Kamen, 500 U.S. at 107.

Thus, in *Kamen*, the Supreme Court held: "***Because a futility exception does not impede the regulatory objectives of the ICA,*** *a court that is entertaining a derivative action under that statute must apply the demand futility exception as it is defined by the State of incorporation.*" *Id.* at 108-109 (emphasis added). As courts have repeatedly held, there is no indication in the language or legislative history of the state statutes to indicate that the legislatures of Delaware, Massachusetts and Maryland sought to obstruct the regulatory objectives of the ICA by removing the possibility of excusing demand, under the common law, on the basis that a trustee might be conflicted by his or her self interest in avoiding liability.

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[56] *Krantz* did not excuse demand, but like *Scalisi*, on grounds not applicable here.

F. <u>Exculpatory Provisions Are Not A Bar To Establishing Futility Of Demand</u>

Defendants' argument that the existence of exculpatory provisions in the organizational documents of some of the Funds automatically means demand cannot be excused is incorrect.

Under Section 17 of the ICA, the organizational documents of investment companies are not permitted to "protect[] or purport[] to protect any director or officer of such company against any liability to the company . . . to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office." 15 U.S.C. 80a-17(h). Plaintiff allege in every complaint that the conduct of the Trustees constituted "willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office." Compls., ¶ 21.

Moreover, Trustees are not protected under such liability exemptions when a complaint alleges facts that create a reasonable doubt that there is a substantial likelihood of liability based on a reckless breach of the duty of care and good faith. As this Court held in *Miller*, "where ... the complaint alleges well-pleaded facts that implicate the duty of loyalty and good faith, as well as the duty of care, the indemnification provision will not subject the complaint to dismissal." 2005 U.S. Dist. LEXIS 4571, at *12-13 (citing *In re Abbott Labs*, 325 F.3d at 811); *see also McCall*, 239 F.3d at 817-819. Where, as here, plaintiffs have sufficiently alleged that the Trustees violated their duty of good faith to the Funds, and intentionally or recklessly breached their duty of care, whether exculpatory provisions apply is not a question that can be resolved at the pleadings stage. *In re Abbott Labs*, 325 F.3d at 811 (whether the complaint sufficiently alleges bad faith "present[s] a question of fact that cannot be determined at the pleading stage."); *Orman v. Cullman*, 794 A.2d 5, 40 (Del. Ch. 2002).[57]

VIII. PLAINTIFFS HAVE STATED A VALID CLAIM UNDER SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT

A. There Is A Private Right Of Action Under Section 206

The defendants concede that Section 215 of the IAA gives rise to an action for rescission for any violation of the IAA, including Section 206. Fund Defs. Br. at 38. They argue, however, that there is no private right of action for damages for a violation of Section 206. Their argument is wrong.

Section 206 of the IAA makes it unlawful for the Managers to engage in fraudulent, deceptive, or manipulative conduct in relation to the Funds.[58] In *Transamerica Mortgage*

[57] Fund Derivative Plaintiffs will address Defendants' arguments relating to universal demand statutes in their Supplemental Brief in Opposition to the Strong Fund Defendants' Motion to Dismiss, because the only universal demand statute that arguably is implicated in these cases is that of Wisconsin, where nearly all of the entities comprising the Strong family of funds are organized. Contrary to Defendants' claim, the Massachusetts universal demand statute is not implicated here, because it did not become effective until July 1, 2004, Mass. St. 2003, Ch. 127, §§ 17 and 24, which is after all of the complaints involving Massachusetts trusts were first filed. *See* Exhibit A (listing filing dates of first-filed complaints in each Fund family). In addition, the only Massachusetts entities in this litigation are business trusts, not corporations, and therefore the new universal demand statute does not apply. See 2003 Mass. Legis. Serv. Ch. 127 (2003).

[58] Section 206 of the ICA provides:

> It shall be unlawful for any investment adviser, by use of the mails or any means or instrumentality of interstate commerce, directly or indirectly – (1) to employ any device, scheme, or artifice to defraud any client or prospective client; (2) to engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client; . . . (4) to engage in any act, practice, or course of business which is fraudulent, deceptive, or manipulative. The Commission shall, for the purposes of this paragraph (4) by rules and regulations define, and prescribe means reasonably designed to prevent, such acts, practices, and courses of business as are fraudulent, deceptive, or manipulative.

15 U.S.C. § 80b-6 (Section 206).

Advisors, Inc. v. Lewis, 444 U.S. 11, 25-26 (1979), the Supreme Court ruled that Section 206 provided no private right of action for damages and that the only remedy available for a violation of that section was rescission of the advisory contract under Section 215. However, the basis for the Court's decision in *Transamerica* was removed in 1990 when Congress passed the Securities Law Enforcement Remedies Act, P.L. 101-429, which amended Section 214 to confer federal jurisdiction over IAA actions at law for damages. 15 U.S.C. 80b-14. In *Transamerica*, the Supreme Court noted that earlier drafts of Section 214 had included the phrase "actions at law," while the final draft had not. 444 U.S. at 22. The 1990 amendment filled that gap. Thus, Section 214 now reads, in relevant part:

> The district courts of the United States . . . shall have jurisdiction of violations of this subchapter . . . of all suits in equity and ***actions at law*** brought to enforce any liability or duty created by, or to enjoin any violation of this subchapter.

15 U.S.A. 80(b)-14 (emphasis added).

Therefore, a private right of action for damages now exists under Section 206 of the IAA.[59]

B. Plaintiffs Are Not Required To Identify A Provision Of The Investment Management Contract That Violates The IAA, And Have Adequately Pled A Claim For Rescission Under The IAA

Defendants insist that rescission is available under Section 215 of the IAA only where the plaintiff can identify a provision of a management agreement that violates the IAA on its face. Fund Defs. Br. at 38. Defendants argue that because plaintiffs have failed to identify such a

[59] None of the cases Defendants cite for the proposition that there is no private cause of action under Section 206 even mentioned, let alone considered, the amendment of Section 214. Fund Def. Br. at 39, n. 39. Three of the cases pre-dated the amendment and, in the three cases decided after 1990, apparently none of the parties raised the issue of the amendment. Defendants cite no authority for the proposition that damages are not allowed in a private action under Section 206 after the Section 214 amendment.

provision, plaintiffs have failed to state a valid claim for rescission. However, the Complaints allege that Defendants violated Section 206 both because the Management Contracts were fraudulently ***made*** and because the defendants' ***performance*** of the contracts perpetrated a fraud on the Funds. The plaintiffs allege that the advisers and their affiliates violated Section 206 by allowing and encouraging market timing and late trading. The Managers did this in the performance of their Management Agreements. They also knowingly failed to disclose their facilitation of market timing and, therefore, fraudulently induced the contracts, in violation of Section 206. *See, e.g.*, Alliance Compl., ¶¶ 639-646.

Plaintiffs' claim for rescission is valid under the express language of Section 215, which provides:

> (b) Rights affected by invalidity. Every contract ***made in violation of any provision of this title*** and every contract heretofore or hereafter made, the ***performance*** of which involves the violation of, or the continuance of any relationship or practice ***in violation of any provision of this title***, or any rule, regulation, or order thereunder, shall be void (1) as regards the rights of any person who, in violation of any such provision, rule, regulation, or order, shall have made or engaged in the performance of any such contract, and (2) as regards the rights of any person who, not being a party to such contract, shall have acquired any right thereunder with actual knowledge of the facts by reason of which the making or performance of such contract was in violation of any such provision.

15 U.S.C. § 80b-15 (emphasis added). The reach of Section 215 is extremely broad.

Indeed, in *Laird v. Integrated Resources, Inc.,* 897 F.2d 826 (5th Cir. 1990), the Fifth Circuit, relying on the Supreme Court's decision in *SEC v. Capital Gains*, 375 U.S. 180 (1963), flatly rejected defendants' argument. 897 F.2d at 840 (failure to disclose actionable under IAA). Neither *Capital Gains, Laird*, nor any other case interpreting the IAA imposes any requirement that a plaintiff identify a specific provision of a managment contract that violates the IAA and defendants cite to none. In any event, such a requirement would be inconsistent with the specific anti-fraud prohibitions set out in Section 206 (1), (2), and (4).

C. Plaintiffs' IAA Claims Are Pled With Particularity Pursuant To Rule 9(b)[60]

All that is required for a complaint to withstand a motion to dismiss on Rule 9(b) grounds is for plaintiff to plead, with particularity, "the time, place, and contents of the false representations, as well as the identity of the person making the misrepresentation and what he obtained thereby." *Harrison v. Westinghouse Savannah River Co.*, 176 F.3d 776, 784 (4th Cir. 1999). A court should not dismiss a complaint under Rule 9(b) if it is satisfied "that the defendant has been made aware of the particular circumstances for which she will have to prepare a defense at trial." *Id.* Despite defendants' contrary argument, "[t]he second sentence of Rule 9(b) allows conclusory allegations of defendant's knowledge as to the true facts and of defendant's intent to deceive." *Id.* Moreover, Plaintiffs' claims are not vulnerable to attack based on Defendants' attack on the group pleading doctrine.[61]

Plaintiffs have adequately placed defendants on notice of the "circumstances" they will have to defend at trial. They specifically describe which defendants were the Managers to the Funds and thus subject to liability under the IAA. Compls., ¶¶ 309, 310, 21(c) & (d). They specifically allege what the culpable defendants obtained through the fraud: "the advisers to the Funds . . . also reaped hundreds of millions of dollars in unearned advisory, management, administrative, marketing, and distribution fees from the funds without disclosing that they

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[60] "As an initial matter, it is not clear that Rule 9(b) applies in this case because the claim arises under § 206(2), a provision that is not appropriately characterized as an anti-fraud provision." *Morris v. Wachovia Securities, Inc.*, 277 F. Supp. 2d 622, 645 (E.D. Va. 2003) (citing *Capital Gains*, 375 U.S. at 191-92.

[61] The Fourth Circuit has never addressed the issue of whether group pleading is allowed, but has stated recently that it "is not a prohibition on forms of pleading; rather, it serves as a presumption that may be invoked *in favor* of a plaintiff." *Dunn v. Borta*, 369 F.3d 421, 434 (4th Cir. 2004).

permitted facilitated, encouraged or participated in the improper activity." *Id.*, ¶¶ 9, 40, 81-89, 265, 277, 303-08, 642.

The Complaint also adequately alleges defendants' knowledge of the facts and their intent to deceive. *Id.*, ¶¶ 64, 65-73, 266. Even more specifically, plaintiffs allege that "[t]imers, the intermediaries, and the funds' managers and advisers entered into ***specific negotiated agreements*** to permit timing of certain funds in a fund family." *Id.*, ¶¶ 80, 267. In the Nations case, the Managers actually entered into a written agreement with one market timer allowing the timer to game the Nations Funds. Nations Compl., ¶ 271-277. Despite committing themselves to timing agreements, the Managers never disclosed the agreements to the Funds and, in fact, affirmatively misrepresented in Fund prospectuses that market timing was not permitted in the funds. Compls., ¶¶ 289-298.

Plaintiffs have pleaded the time, place, and contents of the false representations, who made them, and what was obtained thereby. Nothing more is necessary.

D. Plaintiffs Can Bring Claims Under The IAA Against Persons Not Parties To The Investment Advisory Contract

Contrary to defendants' claims, persons who manage the funds of others for compensation are "investment advisers" within the meaning of the IAA even when they are not parties to an advisory contract. *Abrahamson v. Fleschner*, 568 F. 2d 862, 870 (2d Cir. 1977); *SEC v. Berger*, 244 F. Supp. 2d 180, 193 (S.D.N.Y. 2001); *SEC v. Saltzman*, 127 F. Supp. 2d. 660, 669 (E.D. Pa. 2000). There is no need to show any type of formal adviser-client relationship or receipt of advisory fees for a manager to be held liable under the IAA. *U.S. v. Elliott*, 62 F.3d 1304, 1311 (11th Cir. 1995). In the context of mutual funds, advisers, distributors, administrators and other providers of services to the Funds, who receive fees from the Funds, generally are all under the control of one ultimate parent or are otherwise affiliated.

Thus, the services collectively provided by these actors are part and parcel of the "advisory services" provided by the advisers, and therefore all can be held liable under the IAA, regardless of whether they are signatories to the advisory agreements. For the same reason, all of the Management Contracts properly can be rescinded under Section 215 of the IAA.

In addition, defendants' assertion that none but parties to an investment advisory contract may be sued is premised on rescission being the only available remedy. Because the IAA provides a private right of action for damages, those damages may be sought from persons not parties to the contract. Here, the advisers, sub-advisers and distributors have violated Section 206 of the IAA, regardless of whether they are actually parties to an investment advisory contract.

E. Plaintiffs' Section 206 Claims Adequately Plead Scienter

Defendants incorrectly argue that plaintiffs' Section 206(1) claims do not plead scienter because they are based on the group pleading doctrine.[62] Defendants concede, as they must, that plaintiffs' claims under Section 206 (2) and (3) do not require scienter. Fund Defs. Br. at 42; *see Capital Gains*, 375 U.S. at 195 (no showing of intent necessary, negligence sufficient to establish violations of Sections 206(2) and (3)).

Plaintiffs' claims under Section 206(1) meet the requirements for pleading scienter. "The ultimate determination for the Court under the scienter inquiry is whether, taking the totality of the circumstances as alleged in the complaint, the allegations support a 'cogent and persuasive . . . inference that a defendant acted intentionally, consciously, or recklessly." *Glaser v. Enzo Biochem, Inc.*, 303 F. Supp. 2d 724, 745 (E.D. Va. 2003). A plaintiff may adequately plead scienter with allegations of either (1) motive and opportunity to commit fraud or (2)

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[62] *See supra* at 63, n. 62.

recklessness. *Id.* Plaintiffs have adequately pled scienter with allegations of both motive and opportunity as well as recklessness.

Plaintiffs have adequately alleged that the defendants had the motive and the opportunity to commit fraud. Defendants realized a sizable, concrete benefit from defrauding the Funds. Compls., ¶¶ 9, 40, 69, 81-90, 265, 277, 303-08, 642.[63] The Managers who received fees and other compensation based on a percentage of assets under management obviously had a motive because their remuneration increased commensurately with the influx of timing money. *Id.*, ¶¶ 40, 265. Indeed, the only reason for the Fund Defendants to allow late trading and timing was to turn a quick profit at the expense of the Funds.

The plaintiffs have alleged opportunity by pleading that the defendants had "the means and likely prospect of achieving [the] concrete benefits [desired] by the means alleged." *Keeney*, 306 F. Supp. 2d at 535 (internal citations and quotations omitted). All of the defendants had ample opportunity to defraud the Funds, given their positions of power and authority over trading in the Funds. *See In re Trex Co., Inc. Sec. Litig.*, 212 F. Supp. 2d 596, 607 (W.D. Va. 2002); Compls., ¶ 264.

Plaintiffs have also adequately pled scienter by alleging that each of the defendants was reckless. Recklessness sufficient to establish scienter is "highly unreasonable [conduct] or an extreme departure from the standard of ordinary care where the defendant either knew of the danger of misleading the plaintiff or the danger was so obvious that the defendant must have been aware of it." *Glaser*, 303 F. Supp. 2d at 745. Failure to disclose a potential conflict of interest can rise to the level of recklessness necessary to establish scienter in a securities fraud case. *See Vernazza v. SEC*, 327 F.3d 851, 860 (9th Cir. 2003). The Fund Defendants here had

[63] *See* Sections VIII.A and C, *supra.*

an incontrovertible conflict of interest, which they failed to disclose to Plaintiffs.[64] The actions of the Defendants here in allowing and failing to disclose late trading and market-timing certainly meet this knowing and reckless standard for scienter.

IX. PLAINTIFFS HAVE STANDING TO SUE DERIVATIVELY ON BEHALF OF EACH AND EVERY INVESTMENT COMPANY IN EACH MUTUAL FUND FAMILY

The Fund Defendants admit that plaintiffs have standing to sue on behalf of the mutual funds they own that were late traded or market timed. The Fund Defendants make the technical argument that plaintiffs' standing ends there. The Fund Defendants are wrong. For the reasons discussed below, plaintiffs have standing to sue on behalf of each and every ***investment company***, and thus on behalf of all the Funds in each mutual fund investment company family.

Mutual funds are not legal entities, are not organized in any corporate form, and are not required to register under the Exchange Act or the ICA. ***Investment companies***, on the other hand, are legal entities, are organized under state law, and are registered with the SEC. 15 U.S.C. 80a-8. Mutual funds themselves are merely ***series of shares*** of registered ***investment companies***[65] – in essence, they are little more than accounting entries.[66]

Investment companies can and do issue one or more series of shares (or mutual funds). Mutual fund families or mutual fund complexes may be comprised of one or more investment companies, which in turn may be comprised of one or more series of mutual funds.

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[64] *See* Section VIII.A, *supra*

[65] *See, e.g.* Statement of Additional Information, One Group Mutual Funds, June 28, 2004 ("One Group Mutual Funds (the "TRUST") is an open-end management investment company. . . . The Trust consists of fifty-three series of units of beneficial interest").

[66] *See, e.g.* Excelsior Compl. at ¶ 292 ("The assets belonging to any class of capital stock shall be charged with the liabilities in respect to such class, and shall also be charged with such class's proportionate share of the general liabilities of the Corporation.")

The ICA expressly allows shareholders to bring actions on behalf of ***registered investment companies***, not mutual funds. 15 U.S.C. 80a-35. Similarly, plaintiffs' non-ICA claims are also properly brought on behalf of the investment companies, not individual mutual funds, because the investment companies are legal entities organized under state law with the capacity to sue and be sued. Accordingly, plaintiffs have standing to sue on behalf of any investment company in which a Plaintiff holds shares.

The One Group, PBHG, and Nations fund families each consist of a single investment company. Each mutual fund in these fund families is a series of shares of that ***one*** registered investment company. In each of these three fund families an investor in any mutual fund is a shareholder of the one investment company.

With respect to the Janus and Allianz Dresdner fund families, the Plaintiffs own shares in each of the investment companies that comprise the mutual fund family. Therefore, Plaintiffs have standing to sue on behalf of each investment company and these fund families also.

However, even with respect to the remaining eleven fund families, where Plaintiffs do not own shares of every investment company, each of those fund families is operated as "a single de facto entity," Compls., ¶ 38, and is therefore an unincorporated association. As will be demonstrated below, as shareholders and beneficial members of the unincorporated associations, Plaintiffs have standing to sue on behalf of the entire fund families here as well.

Plaintiffs allege that each investment company (and therefore each fund family) has suffered injury in fact from the wrongs alleged in the Fund Derivative Complaints. Therefore, Plaintiffs' standing is alleged under Article III of the Constitution.

A. The ICA Confers Standing To Sue On Behalf Of Investment Companies

1. ICA Standing Is On Behalf Of Registered Investment Companies

A shareholder has standing to sue under the ICA on behalf of an investment company, not a "mutual fund."

Section 36(b) of the ICA provides: "An action may be brought under this subsection . . . by a security holder of such *registered investment company* on behalf of such company." 15 U.S.C. 80a-36(b) (emphasis added).

Section 36(a) provides a cause of action for breach of fiduciary duty "in respect of any *registered investment company.*" 15 U.S.C. 80a-36(a) (emphasis added).

Additionally, the parties to the contracts that plaintiffs seek to void under section 47 of the ICA, including the investment advisory contracts, are the registered investment companies, not the mutual funds.[67]

2. The Weight Of Authority Recognizes That The ICA Confers Standing On Behalf Of Registered Investment Companies

Every court but one that has considered this question has held that the relevant entity for standing under the ICA is the registered investment company.[68]

In *Lapidus v. Hecht*, 232 F.3d 679, 683 (9th Cir. 2000), the Ninth Circuit held that a shareholder's claim relating to just one mutual fund in an investment company comprised of ten

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[67] *See, e.g.* Excelsior Compl. at ¶ 656; *see also* Investment Advisory Agreement dated May 31, 2000 for Excelsior Tax-Exempt Funds Inc. (stating that the agreement is "by and among Excelsior Tax-Exempt Funds Inc., a Maryland corporation (herein called the "Company"), [and the Investment Adviser] . . . " and further stating that "the Company desires to retain the Investment Adviser to render investment advisory and other services to the Company for its New York Intermediate-Term Tax-exempt Fund, Short-Term Tax Exempt Fund, [etc.]").

[68] Other courts have apparently assumed without question that a shareholder has standing to maintain a derivative action under section 36 of the ICA on behalf of investment companies that consisted of more than one mutual fund. In *Herzog v. Russell*, 483 F. Supp. 1346, 1347 (E.D.N.Y. 1979), the plaintiff sued derivatively on behalf of Franklin Custodian Funds Inc., which at the time consisted of four mutual funds.

funds should have been brought ***derivatively*** on behalf of the investment company. (Citing 12B William M. Fletcher, *Fletcher Cyclopedia of Corporations* § 5915 (perm. ed. 1993)).

In *Barrett v. Van Kampen Merritt Inc.*, No. 93 C 366, 1993 U.S. Dist. LEXIS 3936, at *4 (N.D. Ill. Mar. 26, 1993), the court held that the plaintiff stated a claim under 36(b) sufficient to defeat a Rule 12(b)(6) motion arguing lack of standing where plaintiff alleged that the various series of a unit investment trust constituted one investment company.

In *Batra v. Investors Research Corp.*, No. 89-0528, 1991 U.S. Dist. LEXIS 14773, at *5-6 (W.D. Mo.1991), the court held that a plaintiff had standing to sue under section 36(b) on behalf of an investment company even though the plaintiff had owned only one of the twelve mutual funds offered by the investment company. The court rejected the argument that each series constituted an investment company because the individual mutual funds (1) were not registered as investment companies[69] and (2) did not issue securities. *Id.* at *5.

Similarly, in *Wicks v. Putnam Investment Management LLC*, No. 04-10988, 2005 U.S. Dist. LEXIS 4892, at *9 (D. Mass. Mar. 28, 2005), the court stated that "a shareholder plaintiff has a § 36(b) cause of action with respect to each registered investment company in which he owns an interest." (emphasis added).

As the *Batra* court noted, in the ICA Congress did not require separate registration of each mutual fund as an investment company. 1991 U.S. Dist. LEXIS 14773, at *5. But it must be noted here that Congress did not preclude separate registration either. The fund families in MDL 1586 have chosen ***not*** to register each of their funds as individual investment companies. They cannot now claim that each series of shares is an investment company when they have not organized and registered each one as such.

[69] Investment companies must register with the SEC in order to sell securities. *See* 15 U.S.C. 80a-7.

3. *Williams v. Bank One Corp.* Is Against The Weight Of Authority And Should Not Be Followed

Only one court has held that a mutual fund shareholder does not have standing under the ICA to sue derivatively on behalf of the investment company. *Williams v. Bank One Corp.*, C.A. No. 03 C 8561, 2003 U.S. Dist. LEXIS 23522, at *1 (N.D. Ill. 2003)[70]. That court did so *sua sponte*, without citation to case law or statute (including Section 36 of the ICA), and before any defendant had been served. Moreover, the *Williams* court based its decision, at least in part, on the fact that the plaintiff had failed to allege in his complaint *any ownership interest in the investment company* (*Id.*, at *1), a shortcoming that was corrected by amendment in the Consolidated Amended Fund Derivative Complaint, ¶¶ 20, 23.

Contrary to Fund Defendants' argument, the *Williams* decision does not bind the parties to the *Williams* case or this Court under the law of the case doctrine, nor does it apply to the other plaintiffs coordinated in the One Group sub-track, let alone the approximately 200 other Plaintiffs in MDL 1586. The transferee forum in a multi-district litigation case "clearly has the authority and obligation to entertain motions for reconsideration," *In re Long Distance Telecomm. Litig.*, 612 F. Supp. 892 (E.D. Mich. 1985), and "power to set aside pretrial rulings of transferor courts," *In re Multi-Piece Rim Products Liability Litig.*, 653 F.2d 671, 676 (D.C. Cir. 1981). Indeed, "[t]he underlying purpose of coordination and consolidation may justify *special freedom* to reconsider matters that otherwise might be the law of the case." *Pettiford v. Lesher*, 89 F.3d 838, 1996 U.S. LEXIS 17257, at *22 (7th Cir. 1996) (emphasis added, internal citations and quotations omitted).

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[70] As the Fund Defendants correctly note, the *Williams* case was transferred to this Court for coordination in MDL 1586. Fund Defs. Br., n. 45.

Here, the preliminary nature and the odd procedural stance of the decision in *Williams*, the fact that the decision is against the weight of authority, and the fact that the perceived pleading defect was corrected in the amended complaint, clearly justify this Court's reconsideration of that decision. Nor, does the law of the case doctrine – which generally applies to prior *appellate* decisions in a case – require this Court to give any deference to that decision. *See, e.g., United States v. Atkins,* 112 Fed. Appx. 272, 274 (4th Cir. 2004). Moreover, due process requires that the *Williams* decision not bind this Court with respect to any other parties. The need to maintain horizontal consistency among all plaintiffs in this MDL provides further grounds for this Court to reconsider the *Williams* decision.

4. <u>The Cases Relied Upon By Defendants Are Not On Point</u>

Every other case cited by Defendants under the ICA where the plaintiff's standing was limited to individual mutual funds is simply inapposite – in those cases ***each fund was separately incorporated and each fund was registered as an investment company***.

Defendants rely principally on *Kauffman v. Dreyfus Fund Inc.*, 434 F.2d 727 (3d Cir. 1970), for the proposition that a shareholder has standing to sue only on behalf of the mutual funds he or she owns. In that case, however, each fund owned by the plaintiff was a separate, registered investment company, *i.e.* each was separately incorporated.[71] The Third Circuit in *Kauffman* used the terms "fund" and "corporation" interchangeably, as is demonstrated by the Fund Defendants' own quote:

> It is uncontroverted that appellee is not now nor ever was a stockholder of any of the 61 ***funds*** he wishes to represent. . . . Thus, he has not complied with [Rule 23.1's] unambiguous

[71] *Kauffman*, 434 F.2d at 731 & n. 1 (stating that the plaintiff was "a shareholder of four mutual funds" and listing the "funds" in footnote one as "The Dreyfus Fund ***Inc.***, Fidelity Trend Funds ***Inc.***, Manhattan Fund ***Inc.***, and the Putnam Growth Fund"; the Putnam Growth Fund was identified as a Massachusetts trust in a related opinion, *In re Kauffman Mut. Fund Actions,* 479 F.2d 257, 261 (1st Cir. 1973)).

> requirement . . . that one who does not own shares in a ***corporation*** is not qualified to bring a derivative action.

Fund Defs. Br. at 46 (quoting *Kauffman*, 434 F.2d at 735) (emphasis added).[72]

The same holds true for *every* case under the ICA cited by defendants (except *Williams*). Each fund was separately incorporated and registered as an investment company.

- *In re Value Line Special Situations Fund Litg.*, No. 19-103, 1974 U.S. Dist. LEXIS 8099, at *21 (S.D.N.Y. June 13, 1974) ("Plaintiff does not ... allege that she is a shareholder in any ***investment company*** other than the Fund ... it is clear she is attempting to assert derivative claims on behalf of ***investment companies*** in which she does not own any shares.") (emphasis added);

- *Weiner v. Winters*, 50 F.R.D. 306, 307 (S.D.N.Y. 1970) (shareholder of Fund of America ***Inc.,*** an investment company, tried to bring class and derivative actions on behalf of other investment companies including Axe-Houghton Fund B ***Inc.*** and Axe Science ***Corporation***);

- *Herman v. Steadman*, 50 F.R.D. 488 (S.D.N.Y. 1970) (three "funds" for which plaintiff brought a derivative action are identified in the caption as Steadman Investment Fund ***Inc.***, Steadman's Shares in American Industry ***Inc.***, and Steadman Science and Growth Fund ***Inc.***) (emphasis added);

- *Verrey v. Ellsworth*, 303 F. Supp. 497, 500 (S.D.N.Y. 1969) ("the four Axe-Houghton Funds ***are separate corporations***") (emphasis added).

Thus, these cases do not stand for the proposition that a shareholder has standing to sue only on behalf of a mutual fund and not an investment company.

The decisions in *Zucker v. AIM Advisors Inc.*, No. 03-5653, slip op. at 11-13 (S.D. Tex. Jan. 20, 2005) (Fund Defs. Br., Ex. H) and *Lieber v. Invesco Funds Group Inc.*, No. 03-5744, slip op. at 12-13 (S.D. Tex. Jan. 20, 2005) (Fund Defs. Br., Ex. I), relied on by defendants, are not to the contrary. First, both decisions (which were decided by the same judge on the same day) ***applied only to state law claims***. *Lieber*, at note 10; *Zucker*, at note 10. Therefore, neither

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[72] *See also id.* at 734 ("we recognize that a shareholder of a ***corporation*** has standing to maintain a derivative action to enforce rights of that corporation . . . [a]ccordingly . . . there is no doubt that appellee may litigate derivative actions in behalf of the four ***funds*** in which he holds shares.").

decision has any direct bearing on the analysis of standing under the ICA or plaintiffs standing to bring other federal law claims derivatively. Second, in both *Zucker* and *Lieber* the plaintiff conceded that each fund was a separate investment company[73], even though legally they were not,[74] and both plaintiffs based their standing on the argument that the funds were similarly situated. That is not the case here.

The ICA specifically authorizes shareholder actions on behalf of investment companies. Thus, at a minimum, the plaintiffs may maintain derivative actions on behalf of each registered investment company in which they hold shares.

B. Plaintiffs Have Standing To Sue On Behalf Of Investment Companies For All Federal Claims Because State Laws Permit Derivative Actions On Behalf Of Those Entities

Plaintiffs properly bring their federal law claims,[75] including their IAA claims, on behalf of the registered investment companies because these entities are the legal entities under the state law of each investment company's organization.

Most of the registered investment companies relevant to this litigation are Massachusetts business trusts, Delaware statutory trusts, or Maryland corporations.[76] The law applicable to

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[73] *Id.* at note 4 ("It is undisputed that the Funds qualify as registered investment companies under the ICA").

[74] *See* Annual Report for AIM Limited Maturity Treasury Fund dated July 31, 2004 ("AIM Limited Maturity Treasury Fund (the 'Fund') is a series portfolio of AIM Investments Securities Funds (the 'Trust'). The Trust is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as an open-end series management investment company consisting of nine separate portfolios"); Annual Report for AIM Small Cap Growth Fund dated December 31, 2004 ("AIM Small Cap Growth Fund (the 'Fund') is a series portfolio of AIM Growth Series (the 'Trust'). The Trust is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as an open-end series management investment company consisting of seven separate portfolios").

[75] Standing to prosecute state law claims will be addressed in the next round of briefing as ordered by the Court.

[76] With respect to investment companies organized as business trusts, Federal Rule of Civil Procedure 17(b) provides that the capacity of an entity, other than a corporation or an individual, to sue and be sued (continued...)

Delaware statutory trust provides that "[a] beneficial owner may bring an action . . . *in the right of a statutory trust* to recover a judgment in its favor," DEL. CODE ANN. tit. 12, § 3816(a) (2004) (emphasis added). Massachusetts recognizes a shareholder's right to bring a derivative action on behalf of a Massachusetts business trust, *see Cohen v. U.S. Trust Sec. Corp.*, 311 Mass. 152, 166 (Mass. 1942); *Tracy v. Curtis*, 10 Mass. App. 10 (1980); *Greenspun v. Lindley,* 36 N.Y.2d 473, 330 N.E.2d 79, 369 N.Y.S.2d 123 (N.Y. 1975) (holding that, under Massachusetts law, the shareholders of a Massachusetts business trust should be treated the same as shareholders of a corporation for purposes of maintaining a derivative suit). Maryland common law[77] recognizes derivative actions on behalf of corporations. *Werbowsky* 766 A.2d at 145.

The fact that the investment companies are the relevant entity for purposes of suing and being sued should come as no surprise to the defendants – some of the investment companies involved in this litigation have sued in their own name before. In *Metro Services, Inc. v. Wiggins*, 158 F.3d 162, 163 (2d Cir. 1998), PBHG Funds Inc., the investment company of which each PBHG mutual fund is a series of shares, was a co-lead plaintiff in a securities fraud class action law suit. Similarly, when certain MFS entities sued Daniel Calugar under the Exchange Act and Massachusetts law in connection with market timing and late trading, some of the named plaintiffs in the complaint were "MFS Series Trust II, on behalf of its series MFS Emerging Growth Fund, MFS Series Trust V, on behalf of its series MFS Research Fund, Massachusetts

(...continued)
"shall be determined by the law of the state in which the district court is held." Maryland law provides that "[a] business trust may sue and be sued." MD Code, Corporations and Associations, § 12-501. The *Plaintiffs'* capacity to bring derivative claims is determined under the law of the state of each company's organization. *Kamen.*, 500 U.S. at 109; *Tomran, Inc. v. Passano*, 862 A.2d 453, 462 (Md. App. 2004).

[77] The Maryland statute cited by the Fund Group Defendants applies to Maryland *limited liability companies*, not corporations. *See* Fund Defendants' Omnibus brief at 44. The derivative cause of action on behalf of Maryland corporations remains a creature of common law. *Werbowsky*, 766 A.2d at note 4.

Investors Trust, and Massachusetts Investors Growth Stock Fund." Amended Complaint at ¶ 4, *MFS Fund Distributors Inc. et al. v. Calugar et al.* (S.D.N.Y. filed May 27, 2004) (No. 04-666).

Shareholders have standing to bring derivative actions for their federal claims on behalf of the legal entities organized under the laws of Massachusetts, Delaware, and Maryland. [78]

C. The Plaintiffs Have Standing To Sue Derivatively On Behalf Of All Investment Companies And Mutual Funds In Each Fund Family Because Each Fund Family Is An Unincorporated Association

Each of the fund families in MDL 1586 is operated, marketed, and commonly recognized as a single *de facto* entity. Compls., ¶ 38. This allows the fund family to, among other things, maintain economies of scale, bargaining power, brand recognition, goodwill, and management efficiencies. Accordingly, each fund family can properly be viewed in these specific circumstances as an unincorporated association that can be recognized as a *sui generis* legal entity. Plaintiffs are shareholders and beneficial members of each fund family, and therefore have standing to sue derivatively on behalf of each fund family.[79]

1. Each Fund Family Is An Unincorporated Association

"An unincorporated association is defined as a body of persons acting together and using certain methods for prosecuting a special purpose or common enterprise."[80] *Estates of Yaron*

[78] The laws of other states will be addressed in the plaintiffs' supplemental briefs where applicable.

[79] The One Group, PBHG, and Nations fund families consist of a single investment company organized as a corporation or trust. Thus, there is no need to consider whether the fund family is an unincorporated association because the fund family is already a single business entity. However, should this Court find that shareholders do not have standing to sue derivatively on behalf of the investment company, but must sue on behalf of each fund, then the following analysis will apply to the One Group, PBHG, and Nations fund families as well.

[80] For claims involving a federal substantive right, which claims are the subject of the current briefing, "federal courts must apply federal and not state law in determining what constitutes an unincorporated association for capacity purposes." *Associated Students of Univ. of Calif. at Riverside,* 60 F.R.D. at 67; *see also* Fed. R. Civ. P 17(b). However, even for state law claims, the result would not be different. Maryland law provides that "[a]n *unincorporated association,* joint stock company, *or other group which has a recognized group name may sue or be sued in the group name* on any cause of action affecting the (continued...)

Ungar v. Palestinian Auth., 304 F. Supp.2d 232, 258 (D.R.I. 2004) (quoting *Motta v. Samuel Weiser, Inc.*, 768 F.2d 481, 485 (1st Cir. 1985)); *see also Associated Students of the Univ. of Cal. at Riverside v. Kleindienst*, 60 F.R.D. 65, 67 (C.D. Cal. 1973) (defining an unincorporated association as "a voluntary group of persons, without a charter, formed by mutual consent for the purpose of promoting a common enterprise or prosecuting a common objective") (quoting *Local 4076, United Steelworkers v. United Steelworkers*, 327 F. Supp. 1400, 1403 (W.D. Pa. 1971)).[81]

The investment companies comprising each fund family here are joined together under a common name, often trademarked, with their own common purposes and objectives, including achieving economies of scale that result from sharing offices, the same trustees, and officers, and bargaining power to negotiate with custodians, transfer agents, and other service providers. These assets, and the goodwill of each fund family, have been diminished and impaired by the acts of malfeasance and nonfeasance described in the Complaints. *See e.g.*, Strong Compl., ¶ 315 ("As of March 2004, *The Milwaukee Journal Sentinel* reported more than $6 billion in assets has flowed out of Strong since September 2003"). Accordingly, the plaintiffs allege in each Complaint that the fund family is operated as a single *de facto* entity and seek to redress

(...continued)
common property, rights, and liabilities of the group." Md.Cts. & Jud.Proc. Code Ann. § 6-406 (emphasis added).

[81] Courts have found groupings of persons or legal entities to be unincorporated associations in widely varying fact patterns. The National Hockey League (*Donatelli*, 893 F.2d at 461); Major League Baseball (*Conscarat v. Major League Baseball*, 1996 U.S. Dist. LEXIS 9797, at *7 (N.D. Cal. July 11, 1996)); the terrorist group Hamas (*Estates of Ungar,* 304 F. Supp.2d at 258); the Palestine Liberation Organization (*Klinghoffer v. S.N.C. Achille Lauro Ed Altri-Gestione Motonave Achille Lauro in Amministrazione Straordinaria*, 739 F. Supp. 854, 856 (S.D.N.Y.,1990)); the University of California student government organization (*Associated Students of University of California at Riverside,* 60 F.R.D. at 68); the National Republican Party (*Ripon Society v. National Republican Party*, 525 F.2d 567, 571-72 n. 5 (D.C. Cir.1975)); and the Rainbow Family (*U.S. v. Rainbow Family*, 695 F. Supp. 294, 298 (E.D. Tex.,1988)) have all been deemed "unincorporated associations" by Federal courts for the purpose of suing or being sued. If an unincorporated association can sue or be sued directly, it can be the basis for a derivative lawsuit under Rule 23.1.

those damages for the benefit of the fund families.

The constituents of an unincorporated association may be individually incorporated or organized as business entities. *See Donatelli v. Nat'l Hockey League,* 893 F.2d 459, 461 (1st Cir. 1990); *Eastern States Petroleum Co. v. Texas & N. O. R. Co.*, 114 S.W.2d 408, 413 (Tex. Civ. App. 1938) ("the corporate character of said members is immaterial."). Thus, the fact that each investment company is organized as a business entity does not militate against finding that together they are an unincorporated association.

"Where a group is 'commonly understood, referred to, and contributed to' under a given name, fairness dictates that such a group be deemed a legal entity." *Coscarart,* 1996 U.S. Dist. LEXIS 9797, at *7 (quoting *Ripon Society v. National Republican Party*, 525 F.2d 567, 571-72 n. 5 (D.C. Cir.1975)); *see also Kay v. Bruno*, 605 F. Supp. 767, 771 (D.N.H. 1985)("common understanding of most citizens of New Hampshire" mandated that New Hampshire Democratic Party be considered an unincorporated association).

Many of the fund families in this litigation have registered their fund family name as a trademark.[82] Many also maintain telephone listings in the name of the fund family.[83] *See Klinghoffer*, 739 F. Supp. at 857 (noting that the PLO has a telephone listing in the white pages). The fund families are also typically marketed as a group and a typical fund family website gives no clues of the complex network of underlying corporate structures. In most cases shareholders are permitted to freely exchange their investments among all funds in the fund family. *See, e.g.* PBHG Compl., 270. Thus, each fund family is commonly understood as a single entity and fairness dictates that they be treated as such here.

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[82] For example, the "MFS Family of Funds" is a registered trademark.

[83] For example, the "Janus Funds" have their own listing in the Verizon superpages that is separate and distinct from the listings for "Janus," "Janus Capital," and "Janus Capital Group."

As the plaintiffs allege in their Complaints, the funds are formed, created, and sponsored by the same management company under the supervision of the same trustees who hold meetings for all funds at the same time. *See* Compls., ¶ 38. Typically, all of the funds have the same investment adviser, distributor, custodian, and transfer agent. *Id.* The agreements between the investment companies and each of these service providers are substantially identical form agreements, with only minor differences chiefly in fee percentages. *Id.* In many instances, the funds share costs among themselves. In substance, all the funds are operated as a single de facto entity and are known under the fund family name. *Id.*

Moreover, much of the harm from market timing and late trading, especially the fallout that occurred after the scandal was exposed, caused injury to the fund families as a whole, not just the timed funds. These are the kind of special circumstances where fairness dictates that a group be deemed a legal entity as an unincorporated association.

2. Plaintiffs Have Standing to Sue Derivatively on Behalf of the Unincorporated Associations

Plaintiffs are shareholders of their respective fund families named in this action, and therefore have standing to bring a derivative action on behalf of the entire fund family. Alternatively, plaintiffs have standing to maintain a derivative action on behalf of each fund family because they are beneficial or equitable members of each fund family.[84]

[84] *See e.g. Edgeworth v. First Nat'l Bank of Chicago*, 677 F. Supp. 982, 992 (S.D. Ind. 1988) (holding that a beneficiary of a trust had standing to sue derivatively on behalf of corporation in which the trust held shares; the beneficiary was the equitable or beneficial owner of stock and had incentive to pursue the claims faithfully and vigorously); *Pearce v. Superior Court of Kern County*, 149 Cal. App. 3d 1058, 1065-66 (Cal. App. 5th Dist. 1983) (same); *Cassata v. Cassata*, 538 N.Y.S.2d 960, 960 (N.Y. App. Div. 1989) ("Plaintiff was the beneficiary of a trust holding stock in defendant corporation and thus, was entitled to institute a shareholder derivative action"); *Norton v. National Research Foundation*, 141 F.R.D. 510, 512 (D. Ks. 1992) (intestate successors of shares in corporation could maintain derivative action as equitable holders even though shares had not yet passed through probate).

The plaintiffs have a proprietary, beneficial, and equitable interest, via ownership of their fund family shares, in the goodwill and reputation of the fund family, as well as the bargaining power and economies of scale of the fund family as a whole.[85] Each shareholder owns a pro rata share of these assets so long as he or she owns shares of the fund family. The plaintiffs are recipients of income that depends on the well being of the fund family.[86] When the investment advisers destroyed the reputations of their respective fund families they harmed the entire fund family, not just the timed funds, and the entire fund families have borne the brunt of their bad faith through outflow and other damage. Compls., ¶¶ 251-263.

Thus, it is clear that the plaintiffs have the requisite interest in the outcome of the case, *see* Fund Defs. Br. at 45, and the plaintiffs may prosecute the derivative claims belonging to their respective fund families.

In the event that this Court determines that the plaintiffs do not have standing to sue derivatively on behalf of each entire fund family, plaintiffs seek leave to amend their Complaints in order to include representative plaintiffs for each investment company in each fund family, as is permitted under Federal Rule of Civil Procedure 21.

D. The Plaintiffs Have Article III Standing On Behalf Of Timed And Non-Timed Funds Alike

In each and every Fund Derivative Complaint the plaintiffs allege that all mutual funds in each fund family were harmed, whether or not the particular fund was the direct victim of market

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85 The plaintiff in *Kauffman*, unlike plaintiffs here, could not allege a proprietary interest in the 65 mutual funds on whose behalf he attempted to sue because those funds were from a multitude of *competing* fund families and thus together could not consist of an unincorporated association with a common purpose relevant to the rights Kauffman attempted to assert. 434 F.2d at 731.

86 *See Pearce*, 149 Cal. App. 3d at 1065 (stating that, "[i]rrespective of the uncertainties [of the plaintiffs ownership status] . . . , plaintiff is a recipient of substantial income which depends upon the well-being of the corporation.").

timing or late trading and corresponding breaches of fiduciary duty.[87]

The damages caused to non-timed funds include, among others: (a) all fees paid under advisory and other agreements that would not have been approved had investments advisers and other fiduciaries disclosed their breaches of fiduciary duty;[88] (b) transaction costs, tax liabilities, inefficient trading in portfolio securities, interest on borrowing, and increased expense ratios caused by investors redemptions relating to lost confidence;[89] (c) fees paid by funds that served as repositories for sticky assets;[90] and (d) cost increases resulting from market timing that are shared by timed and non-timed funds alike.[91] Each and every fund and investment company in each fund family was harmed by these types of damages.

Defendants' contention that plaintiffs have merely stated a legal conclusion is incorrect. *See* Fund Defs. Br. at 49. In order to establish Constitutional standing under Article III, "a plaintiff must, generally speaking, demonstrate that he has suffered 'injury in fact,' that the injury is 'fairly traceable' to the actions of the defendant, and that the injury will likely be redressed by a favorable decision." *Bennett v. Spear*, 520 U.S. 154, 162 (1997) (citing *Lujan v. Defenders of Wildlife*, 504 U.S. 555, 560-561 (1992)). Plaintiffs have alleged ***facts*** demonstrating injury and causation. If the Defendants wish to contest these ***facts*** alleged, that is for a later stage of the proceedings, not for a motion to dismiss.[92]

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[87] Compls., ¶¶ 4, 82, 252-254, 256, 257, 617, 633, 636, 644, 649, 655, 661, 673, 679, 691, & 697.

[88] *Id.*, ¶¶ 617, 633, 636, 644, 655, 661, 679, & 697.

[89] *Id.*, ¶¶ 252-254, 257.

[90] *Id.*, ¶ 82.

[91] *Id.*, ¶¶ 4, 256.

[92] If the Court concludes that the plaintiffs' standing is limited just to those individual series of funds they purchased or to one investment company rather than an entire family of funds, the Fund Derivative Plaintiffs request the opportunity to intervene new parties with standing to represent the entire fund families.

X. THE TRADER DEFENDANTS' MOTION TO DISMISS SHOULD BE DENIED

The Trader Defendants move to dismiss the Complaints for lack of demand and standing, adopting and incorporating the arguments of the Fund Defendants and the Broker-Dealer Defendants. Accordingly, the Fund Derivative Plaintiffs adopt and incorporate all of their foregoing arguments in opposition to the Trader Defendants' Motion to Dismiss.

CONCLUSION

For all of the foregoing reasons, the Fund Derivative Plaintiffs request that the Court enter an order denying all defendants' motions to dismiss the Complaints.[93]

Dated: April 22, 2005

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP

By: /s/
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
270 Madison Avenue
New York, NY 10016
(212) 545-4600

[93] If the Court concludes that the plaintiffs have failed to plead any claim, the Fund Derivative Plaintiffs request that they be given leave to amend the Fund Derivative Complaints to satisfy the Court's pleading requirements.

CHIMICLES & TIKELLIS, LLP
Nicholas E. Chimicles
Denise Davis Schwartzman
Timothy N. Mathews
One Haverford Centre
Haverford, PA 19085
(610) 642-8500

POMERANTZ HAUDEK BLOCK
GROSSMAN & GROSS
Stanley M. Grossman
H. Adam Prussin
Jeremy Lieberman
100 Park Avenue
New York, NY 10017
(212) 661-1100

Fund Derivative Plaintiffs' Executive Committee

399612

APPENDIX

Fund	First Regulatory Settlement Announced	Regulator	First Derivative Complaints Filed In Each Fund Family
Alliance	12/18/03	SEC	10/08/03 *Bernstein v. Alliance* Case No. 03-5087 (E.D. N.Y.)
MFS	02/05/04	SEC & NYAG	12/11/03 *Bruckner v. MFS* Case No. 03-12483 (D. Mass)
Putnam	11/13/03	SEC	11/05/03 *Zuber v. Putnam* Case No. 03cv12175 (D. Mass.)
Strong	05/20/04	SEC & WIAG	09/05/03 *Mule, Lesser & Leonard v. Strong* Case No. 03-4221 (D.N.J.)
Pilgrim Baxter	06/21/04	SEC	11/28/03 *Hall, et al. v. Pilgrim Baxter Associates, et al.* Case No. 03-6522 (E.D. Pa.)
One Group (Banc One)	06/29/04	SEC & NYAG	09/30/03 *Snyder v. Marshall* Case No. 03-1039 (S.D. Ohio)
Franklin Templeton	08/02/04	SEC	02/13/04 *McAlvey v. Franklin* Case No. 04-628 (N.D. Cal.)
Janus	04/27/04	NYAG & COAG	09/05/03 *Steinberg v. Janus* Case No. 03-5048 (E.D. Pa.)
Allianz Dresdner (PIMCO)	06/01/04	NJAG	03/15/04 *Rubin v. PIMCO* Case No. 04 CV 02005 (S.D.N.Y.)
Bank of America (Nations)	03/15/04	SEC	09/18/03 *Finnell v. Bank of America* Case No. 03-4446 (D.N.J.)
Invesco	09/07/04	COAG	11/28/03 *Karlin v. Amvescap* Case No. 03-2406 (D. Colo.)
Columbia	02/08/05	NYAG	03/16/04 *Slaybe v. Columbia Management Advisors, Inc.* Case No. 04cv10534 (D. Mass)

IN THE UNITED STATES DISTRICT COURT FOR THE
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	:	**MDL DOCKET NO. 1586**
IN RE ALLIANCE, FRANKLIN TEMPLETON, BANK OF AMERICA/NATIONS FUNDS and PILGRIM BAXTER	:	**Case No. 04-md-15862 (AMD)**
This Document Relates to the FRANKLIN/TEMPLETON SUB-TRACK	:	
McAlvey et. al. v. Franklin Resources, Inc., et al.	:	04-cv-01274 D.Md.

FUND DERIVATIVE PLAINTIFFS' OPPOSITION TO *ALL* SUPPLEMENTAL MEMORANDA IN THE FRANKLIN/TEMPLETON SUB-TRACK

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
270 Madison Avenue
New York, NY 10016
(212) 545-4600

CHIMICLES & TIKELLIS LLP
Nicholas E. Chimicles
Denise Davis Schwartzman
Timothy N. Mathews
One Haverford Centre
361 W. Lancaster Avenue
Haverford, PA 19041
(610) 642-8500

POMERANTZ HAUDEK BLOCK
GROSSMAN & GROSS, LLP
Stanley M. Grossman
H. Adam Prussin
Jeremy Lieberman
100 Park Avenue
New York, NY 10017
(212) 661-1100

Fund Derivative Plaintiffs' Executive Committee

TABLE OF CONTENTS

TABLE OF AUTHORITIES

STATUTES

OTHER

I. INTRODUCTION

Fund Derivative Plaintiffs[1] submit this response in opposition to the Supplemental Memoranda filed by the

- Franklin Templeton Fund Defendants[2] (Docket 635);
- Directors or Trustees of the Franklin Templeton Funds (Docket 635);
- Bank of America Entities in the Non-Bank of America Subtracks (Docket 649); and
- William N. Post II (Docket 643).

in support of their motions to dismiss the Fund Derivative Plaintiffs Complaint.

Plaintiffs adopt and incorporate by reference Fund Derivative Plaintiffs' Omnibus Memorandum of Law in opposition to the motions. Further arguments in opposition to the defendants' Supplemental Memoranda are set forth below.

II. STATEMENT OF THE FACTS

The Franklin Templeton Family of Funds is an extraordinarily complex, interrelated network of single-series and multi-series investment companies, which are organized as statutory trusts or corporations under the laws of Massachusetts, Maryland, or Delaware.[3] *See* FT Fund Memo, p. 3. *See also* Compl. Ex. C. Franklin Resources, Inc. is the ultimate corporate parent of the Managers which includes at least 6 advisory

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1 Capitalized terms shall have the same meanings as in the Fund Derivative Plaintiffs Corrected Omnibus Memorandum of Law in Opposition to Motions to Dismiss of Fund Defendants, Broker-Dealer Defendants, and Trader Defendants, unless otherwise defined herein ("Fund Deriv. Pl. Omn. Memo.") (Docket No. 697).

2 The "Franklin Templeton Fund Defendants" are the Managers (Advisers, Distributors and Affiliates) of the Franklin Templeton Funds. *See* Compl. ¶ 21. Pursuant to certain tolling agreements, Officers, Trustees or Directors of the Franklin Templeton Funds are "Non-Party Participants." *See* Compl. ¶ 22. In this memorandum, "Officers" are *included* in the term "Franklin Templeton Fund Defendants" and the terms "Trustees" or "Directors" are used interchangeably.

3 "Supplemental Memorandum of Franklin Templeton Defendants to Dismiss the Consolidated Amended Derivative and Class Action Complaints" ("FT Fund Memo") p. 3.

companies, an administrator, and a distributor/underwriter. Compl. ¶¶ 21, 21(b)(i)-(vi), 21(d)(l).

The Fund family is comprised of 37 registered investment companies, each investment company in turn is comprised of one or more series of shares for a total of 152 mutual funds. *Id.* There are at least 35 Director or Trustees with overlapping relationships to the various Funds. Compl. ¶ 22.

Plaintiffs bring this action to recover damages to the investment companies for the harms caused to them by the misfeasance and nonfeasance of their fiduciaries who breached their fiduciary duties to these investment companies and the Funds in the manner described in detail in the Complaint. Compl. ¶¶ 1-14, 501-504.

During the time periods relevant to the Complaint, the Franklin Templeton Funds severely restricted, or in some cases prohibited market timing, banning it altogether by 2000. For example, the September 2000 prospectus for the Franklin Biotechnology Discovery Fund (mutual fund of the Franklin Strategic Series, the investment company) stated:

> MARKET TIMERS The Natural Resources Fund and Technology Fund may restrict or refuse purchases or exchanges by Market Timers. ***The Biotechnology Discovery Fund, Communications Fund and Health Care Fund do not allow investments by Market Timers.***

Compl. ¶ 265. The Funds also acknowledged the harms funds suffer as a result market timing. September 2000 prospectus for the Franklin Biotechnology Discovery Fund stated:

> Because ***excessive trading can hurt Fund performance, operations and shareholders***, each Fund, effective November 1, 2000, reserves the right to revise or terminate the exchange privilege, limit the amount or number of exchanges, reject any exchange, or restrict or refuse purchases if (i) the Fund or its manager believes the Fund would be harmed or unable to

> invest effectively, or (ii) the Fund receives or anticipates simultaneous orders that may significantly affect the Fund.

Compl. ¶ 266 (emphasis added). *The Trustees of each Fund sign the prospectus.*

In the face of the Funds' clearly articulated policies, the Franklin Templeton Fund Defendants allowed market timing, even actively courting outside investors for investments in a hedge fund in early 2001. Compl. ¶ 269. One of those investors successfully recruited by the Franklin Templeton Fund Defendants was known market timer, Daniel Calugar ("Calugar"). Compl. ¶ 271.

Defendant William Post ("Post") was an employee of Franklin Resources, Inc., the parent company of the Managers, in various capacities from June 2000 to December 2003. Compl. ¶ 21(f)(i). From July 2001 to December 2003, Post was Vice President of Franklin Templeton Alternative Strategies, LLC (the hedge fund that figured in market timing at the Franklin Funds). *Id.* Post negotiated a special market-timing arrangement with Calugar in which Calugar would be given privileges to market time **$45 million dollars** in the Franklin Templeton Funds *if* he would invest **$10 million dollars** in a new hedge fund. Compl. ¶ 272. The arrangement specifically allowed the Calugar to circumvent the Franklin Templeton Funds' market-timing controls and to place trades as late in the day as possible, avoiding any 2% redemption fees. Compl. ¶¶ 31(i), 272, 269-286.

Even during the time that the Franklin Templeton Funds had tolerated market timing, the Funds required that these transactions be strictly monitored. For example, the September 2000 prospectus for the Franklin Biotechnology Discovery Fund stated:

> ***Anyone, including the shareholder or the shareholder's agent, who is considered to be a Market Timer by a Fund, its manager or shareholder services agent, will be issued a written notice of their status and the***

> ***Funds' policies.*** Identified Market Timers will be required to register with the market-timing desk of Franklin Templeton Investor Services, Inc., and to place all purchase and exchange trade requests through the desk.

Compl. ¶ 267 (emphasis added).

By 2001, the Funds imposed penalties on market timers, in addition to monitoring the market timing transactions. For example, the September 2001 prospectus for the Franklin Biotechnology Discovery Fund stated:

> Anyone, including the shareholder or the shareholder's agent, who is considered to be a Market Timer by a Fund, its manager or shareholder services agent, will be issued a written notice of their status and the Funds' policies. Identified Market Timers will be required to register with the market-timing desk of Franklin Templeton Investor Services, LLC, and to place all purchase and exchange trade requests through the desk. ***Identified Market Timers who redeem or exchange their shares of the Biotechnology Discovery Fund within 90 days of purchase will be assessed a fee of 2% of redemption proceeds.***

Compl. ¶ 268 (emphasis added).

Franklin Templeton Managers were specifically bound by terms of the Management Contracts to adhere to the Funds' stated policies regarding market timing. Compl. ¶¶ 287-289. The Management Agreement dated May 1, 1997, between Franklin Advisers, Inc. and Franklin NY Tax-Free Income Fund stated:

> The [Adviser] shall manage the Trust's assets subject to and ***in accordance with the investment objectives and policies of each Fund*** and any directions which the Trust's Board of Trustees may issue from time to time.

Compl. ¶ 287(a) (emphasis added).

The Franklin Templeton Fund Defendants, including certain Officers and Trustees (identified in the Complaint)[4], knew, or were reckless in not knowing that the Franklin Templeton Funds were being timed. Compl. ¶¶ 64-78, 274, 502(d)-(g). These Trustees and Directors of the Franklin Templeton Funds failed in their duties to the Funds when they failed to request and evaluate the terms of the Management Contracts as they reviewed annually and as they are *expressly required to do under Section 15(c)* of the ICA. Compl. ¶ 502(h)-(k). Had they done so, the Directors/Trustees would never have continued to employ these faithless Managers. Compl. ¶ 287.

Franklin Advisers, Inc. (Adviser/Manager) reached an agreement with the SEC on August 2, 2004, to settle charges that the Managers allowed market timing in the Franklin Templeton Funds it managed.[5] The SEC found that the Franklin Managers never disclosed to the Boards of the Funds that they engaged in practices that resulted in extensive market timing and failed to disclose to the Funds' Boards that identified market timers were allowed to continue timing even ***after the practice was foreclosed to other investors.***[6]

Franklin Advisers, Inc. and Franklin Templeton Alternative Strategies, LLC reached a settlement with the Massachusetts Securities Division on September 20, 2004.[7] In the settlement, Franklin Advisers acknowledged that "[c]ertain senior Franklin employees were aware that Calugar was a known market timer."[8] It further states that Post allowed Calugar to time the Franklin Funds, waived the 2% redemption fee required

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[4] Officer Defendants include: William Post, Charles B. Johnson, Gregory E. Johnson, and Martin L. Flanagan. Compl. ¶ 21(f)(i)-(iv). Trustee and Director Defendants include: Charles B. Johnson and Martin L. Flanagan. Compl. ¶ 21(g)(i), & (ii).

[5] *In re Franklin Advisers, Inc.* SEC Admin. Proceeding No. 3-11572 (August 2, 2004).

[6] *Id.* ¶ 31.

[7] *In Re Franklin Advisers, Inc, Franklin Templeton Alternative Strategies, Inc.*, Commonwealth of Massachusetts Consent Order No. E-2004-007, September 20, 2004, *available at*: http://www.sec.state.ma.us/sct/sctft/ftidx.htm.

[8] *Id.* at ¶ 21.

by the Funds' prospectus,[9] and that Calugar was permitted to exceed the number of exchanges permitted by the Funds' prospects.[10]

Market timing and late trading harmed each and every Fund in the Franklin Templeton family of mutual funds, whether or not the particular Fund was market timed because market timing increases overall management costs, causes dilution, results in forgone redemption fees, and more. Compl. ¶¶ 295-309. At the same time as the Franklin Templeton Fund Defendants were permitting market timing, fees under the Management Contracts were enormous. For example, the Franklin Custodian Funds paid **$95,919,936** in management fees for the year ending in 2002. Compl. Ex. D.

Also, investors fled all the Franklin Templeton Funds and *not just the timed funds* following the public disclosure of the market timing and late trading scandal. Compl. ¶¶ 292-294. In May 2004, the Franklin Funds suffered **$622 million** in outflow damages. Compl. ¶ 294.

III. ARGUMENT

A. Fund Derivative Plaintiffs Have Standing to Bring These Actions on Behalf of Each and Every One of the Franklin Templeton Funds

Defendant Post hints without further discussion that Plaintiffs may lack standing to sue on behalf of all of the Franklin Templeton investment companies and mutual funds.[11] Defendant is in error. As fully set out in the Fund Derivative Plaintiffs' Omnibus Memorandum pages 69-74. Plaintiffs unquestionably have standing to sue derivatively on behalf of investment companies in which Plaintiffs own shares of a mutual fund. *See* Compl. ¶ 20. Even if Post was correct in his imputation that the

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9 *Id.* at ¶¶ 23, 47.

10 *Id.* at ¶ 29.

11 Memorandum of Law of Defendant William N. Post II in Support of Supplemental Motion to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaint ("Post Supp. Memo"), p. 1.

unincorporated mutual funds are relevant for the standing analysis (which he is not), the Franklin Templeton mutual funds are operated as a single *de facto* entity. Compl. ¶ 264. The Funds share Advisers, Administrators, and Distributor and ultimate parent, Compl. ¶¶ 21 (b)-(e), 264, and a primary set of individuals serve of the Board of Directors/Trustees of virtually all of the Funds. Compl. Ex. B, ¶ 264. On the Franklin Templeton website (www.FranklinTempleton.com) the Funds are advertised and sold as one undifferentiated mass. Compl. ¶ 264. Thus for purposes of these actions, the Franklin Templeton Funds are an unincorporated association. *See* Fund. Deriv. Pl. Omn. Memo, pp. 76-81.

B. <u>Plaintiffs Sufficiently Allege that Demand on the Board of Trustees/Directors Would Have Been Futile</u>

The Franklin Templeton Fund Defendants argue that Plaintiffs have not adequately pled demand futility, simply listing without comment cases from various jurisdictions ostensibly supporting this assertion. FT Fund Memo, pp. 2-3. Not a single one of the cited cases applies to the specific circumstances here, in which a plaintiff alleges, as Plaintiffs do here, that demand should be excused on the basis of particularized allegations that the Directors/Trustees: (1) were highly secure in their positions within the Trust/Funds because they serve indefinitely, and do not undergo mandatory elections, Compl. ¶¶ 503-504; (2) blindly approved management contracts without even bothering to ask for relevant information necessary to evaluate the contract as required to by Section 15(c) of the ICA, Compl. ¶ 502(b), (i); (3) failed to take any action to protect the Fund, Compl. ¶ 502(c),(g)-(o); and (4) whose actions raise reasonable doubt that there is a substantial likelihood of personal liability in these Directors/Trustees. Compl. ¶ 502(p).

The Franklin Templeton Defendants argue that the Franklin Funds have "strong, functioning Boards of Directors/Trustees." FT Fund Memo, p.1. To this end, the Defendants boast a list of Directors/Trustees who are "distinguished and experienced men and women from diverse areas of human endeavor . . . read[ing] like a 'Who's Who' of American public life," all the more unfortunate that they were reckless in the disregard of their duties. *Id.* Strict adherence to fiduciary guidelines is critical in the trust relationship. Where, as in this case, the Funds' Directors/Trustees serve on as many as *35 Boards* among the 152 Franklin Templeton Funds, it strains credibility to believe that each Director/Trustee was in fact properly overseeing each individual fund on which he or she served. *See* Compl. Ex. B. That these Directors/Trustees are "distinguished and experienced" only serves to reinforce Plaintiffs' allegations that they knew or recklessly failed to prevent or remedy the harms to the Funds, and instead blindly rubber-stamped the Management Contracts. Compl. ¶ 502 (a)-(p). *See also* Fund Deriv. Pl. Omn. Memo, pp. 41-59.

C. **Plaintiffs Meet the Requirements of Rule 23.1**

Defendants argue that the Plaintiffs have not pled their demand excused allegations with sufficient particularity under Rule 23.1 with respect to the Director/Trustee Defendants. FT Fund Memo, p. 3. As stated in the Fund Derivative Plaintiffs' Omnibus Memorandum at pages 4-42, Plaintiffs meet the standard for pleading demand futility under the Rule 8 pleading requirements. The Complaint specifically alleges: the names, ages, and other directorships held for each Director/Trustee, Compl. Ex. B, the name of each particular fund on which that Director/Trustee serves as a board member, Compl. Ex. B, the existence of management contracts that are renewable annually, *see* Compl. ¶¶ 287-289, and that the Directors/Trustees failed to evaluate these contracts under Section 15(c). Compl. ¶¶ 627-628. Plaintiffs meet the who, what, where, when and how standard of particularity, which is *more* than Rule 8 requires.

D. **The Plaintiffs' State a Valid Claim Under Section 36(b) of the ICA**

The Defendants argue that Plaintiffs' claim under Section 36(b) of the ICA must be dismissed. This is incorrect for all the reasons fully set forth in the Fund Derivative Plaintiffs' Omnibus Memorandum at pages 8-21.

E. **William N. Post Was a Control Person as Defined by Section 48(a) of the ICA and Had Duties to the Funds Under 36(a)**

Post claims that there are no facts alleged to indicate that he had any control over any defendants or even that he was employed by them. Post Supp. Memo, p. 2. This simply does not make sense. Post was employed by Franklin Resources, the parent company of the Manager in various capacities from June 2000 to December 2003. Compl. ¶ 21(f)(i). The detailed e-mail correspondence regarding the Calugar-Post market-timing arrangement consistently represents Post in a decision-making position with respect to the Funds he supervised.[12] In a letter dated August 28, 2001, Post wrote to Calugar, speaking on behalf of Trustee-Directors Ed Jamieson and G.E. Johnson, using specific language such as "*we* reserve the right" and "our mutual funds." Compl. ¶ 279. And of course the facts clearly demonstrate that Post had enough control to enter into this agreement to favor his hedge fund at the expense of the Funds even in the face of clearly articulated policies to the contrary.

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[12] As an officer of the parent company of the Manager, Post was an "affiliated person" of the Adviser under Section 2(3) of the ICA and thus owes fiduciary duties to the Funds.

F. Fund Derivative Plaintiffs Have Standing to Sue the Bank of America Entities (in non-Bank of America subtracks) on Behalf of the Franklin Templeton Funds

The Bank of America Entities ("BoA") argue that the Franklin Templeton Fund Derivative Plaintiffs have no standing to sue them because they do not own each and every Franklin Templeton Fund. BoA's arguments employ a new vocabulary for ownership, *i.e.*, "continuous ownership," but otherwise add nothing of substance to the arguments in the Fund Defendants Omnibus Briefs. Plaintiffs hereby incorporate the Fund. Derivative Plaintiffs Omnibus Memorandum and particularly pages 76-81 in response to BoA.

G. Plaintiffs Note a Scrivner's Error in Failing to Incorporate by Reference Demand Excused Allegations in Paragraph 618 of the Amended Complaint

Plaintiffs did not intend to include in paragraph 618 in the Consolidated Amended Fund Derivative Complaint the phrases, "*except for paragraphs 501-600 relating to demand and doing so was a scrivner's error.*" Plaintiffs hereby seek leave to amend the Complaint at paragraph 618 to delete that phrase. Paragraph 618, if amended, will then read

> ¶ 618. Plaintiffs incorporate by reference all paragraphs 1-600 above, as if set forth herein.

CONCLUSION

For all the foregoing reasons and the reasons stated in the Fund Derivative Plaintiffs' Omnibus Memorandum, the Defendants' Motion to Dismiss should be denied.

Dated: May 2, 2005

CHIMICLES & TIKELLIS LLP

By: /s/

Nicholas E. Chimicles
Denise Davis Schwartzman
Timothy N. Mathews
One Haverford Centre
361 W. Lancaster Avenue
Haverford, PA 19041
(610) 642-8500

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
270 Madison Avenue
New York, NY 10016
(212) 545-4600

POMERANTZ HAUDEK BLOCK
GROSSMAN & GROSS
Stanley M. Grossman
H. Adam Prussin
Jeremy Lieberman
100 Park Avenue
New York, NY 10017
(212) 661-1100

Fund Derivative Plaintiffs' Executive Committee

FARUQI & FARUQI LLP
Nadeem Faruqi
Shane Rowley
David H. Leventhal
320 East 39th Street
New York, NY 10016
(212) 983-9330

Fund Derivative Plaintiffs' Steering Committee

IN THE UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	**MDL No. 1586**
This Document Relates To: **ALL FUND DERIVATIVE ACTIONS**	**Case Nos. 04-md-15861** **04-md-15862** **04-md-15863** **04-md-15864**

COUNTY OF NEW YORK :
: ss.
STATE OF NEW YORK :

AFFIDAVIT OF DEMET BASAR PURSUANT TO FEDERAL RULE OF CIVIL PROCEDURE 56(f) IN OPPOSITION TO FUND DEFENDANTS' MOTION TO DISMISS THE FUND DERIVATIVE COMPLAINTS

DEMET BASAR, being duly sworn according to law, deposes and states:

1. I am a partner in the law firm of Wolf Haldenstein Adler Freeman & Herz LLP. I am one of the counsel for the Fund Derivative Plaintiffs in these actions. I submit this Affidavit pursuant to Federal Rule of Civil Procedure 56(f) in opposition to the Fund Defendants' motion to dismiss the Fund Derivative Complaints.

2. In the course of investigating the claims asserted in these actions, we were provided with detailed information and documents from more than one market timer relating to massive late trading and market timing in the mutual fund families. Some of the detailed allegations in the Fund Derivative Complaints are based upon this information.

3. We were not provided with full and complete information about such timing activity. For example, we have not received complete information about timing by persons or entities other than those timers with whom we had direct communication.

4. Twelve mutual fund families have entered into regulatory settlements with, among others, the Securities and Exchange Commission and the Attorney General of the State of New York. In connection with the settlements in some, but not all twelve, of those settlements, the mutual fund families have provided the Fund Derivative Plaintiffs with documents relating to the investigations and settlements. I understand that our confidentiality agreements with all these fund families preclude me from describing the content of the documents or the full scope of the documents that have been produced. However, the Court is aware that some mutual fund families have provided more documents than other fund families have produced.

5. No mutual fund family has permitted any of its trustees, officers, employees, or agents to be deposed by the Fund Derivative Plaintiffs. Nor has any mutual fund family permitted the Fund Derivative Plaintiffs to interview any trustees, officers, employees, or agents.

6. Except for some limited information provided by one mutual fund family, the Fund Derivative Plaintiffs have not received discovery concerning the fees, compensation, and other substantial payments paid to the Managers of the Funds during the period in which late trading and market timing was encouraged or allowed by the Managers, including fees, compensation, and other substantial payments, directly or indirectly, from:

(a) the Funds;

(b) late traders or market timers;

(c) brokers and other facilitators of late trading and market timing; and

(d) banks and other persons or entities who financed late trading and market timing.

7. The Fund Derivative Plaintiffs have not received any discovery concerning the process by which fees, compensation, and other substantial payments were set for the Managers of the Funds during the period in which late trading and market timing was encouraged or allowed by the Managers, including the information sought by the Trustees who approved the Management Agreements each year, the information provided by the Managers to the Trustees, or the information considered by the Trustees.

8. The Fund Derivative Plaintiffs have not received any discovery concerning the fees, compensation, and other substantial payments paid to the Managers by or on behalf of institutional investors or other third-parties not affiliated with the Managers during the period in which late trading and market timing was encouraged or allowed by the Managers.

9. The Fund Derivative Plaintiffs have not received any discovery concerning the harm inflicted upon the Funds by late trading and market timing, including:

(a) dilution of Fund returns;

(b) increased transaction costs;

(c) increased management or administrative costs or fees;

(d) increased tax liabilities; and

(e) expenses or losses incurred when long-term investors withdrew from the Funds following the public disclosure of the late trading and market timing scandal on or about September 3, 2003.

10. The Fund Derivative Plaintiffs have not received any discovery concerning the fact or amount of any payments actually paid to the Funds in connection with any regulatory settlement relating to late trading or market timing.

11. The Fund Derivative Plaintiffs have not received any discovery concerning any releases of any claims belonging to the Funds, or that shareholders may assert on behalf of the Funds, in connection with any regulatory settlement relating to late trading or market timing.

12. The Fund Derivative Plaintiffs have not received any discovery concerning the fact or amount of any other payments actually paid to the Funds in connection with late trading or market timing.

13. The Fund Derivative Plaintiffs have not received any discovery concerning any other releases of any claims belonging to the Funds, or that shareholders may assert on behalf of the Funds, relating to late trading or market timing.

14. Without the information described in this Affidavit, the Fund Derivative Plaintiffs are unable to respond to the defendants' fact-based argument that claims belonging to the Funds, or that shareholders may assert on behalf of the Funds, relating to late trading or market timing have been released, discharged, extinguished, compromised, satisfied, set off, or reduced in any way by the regulatory settlements or by any other payment.

15. We have discussed the SEC settlements, and the distribution process, with the Independent Distribution Consultants ("IDCs") appointed in four of the twelve settled cases. One of those IDCs provided us with information about meetings between all the IDCs and the SEC. Based upon information provided to us by the IDCs, including the information provided to us about meetings between all the IDCs and the SEC, we understand that the IDCs did not review fee, payment, expense, and damage information relevant to the Fund Derivative Plaintiffs' claims and that the IDCs did not intend to distribute any portion of the SEC settlement proceeds to the Funds to compensate them for such fees, payments, expenses, or damages.

16. The foregoing statements are true and correct to the best of my knowledge, information, and belief.

EXECUTED THIS 22ND DAY OF APRIL, 2005, AT NEW YORK, NEW YORK.

DEMET BASAR

Sworn to and Subscribed Before
Me this 22nd day of April, 2005.

Notary Public

ROBERT ABRAMS
Notary Public, State of New York
No. 02AB5085291
Qualified in New York County
Commission Expires Sept. 22, ~~1999~~ 2005